Form 20-F
Arqit Quantum Inc.
filed 2021-09-10
CIK 1859690

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: September 1, 2021

Commission File Number: 001-40777

Arqit Quantum Inc.

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

1st Floor, 3 More London Riverside

London SE1 2RE, United Kingdom

(Address of Principal Executive Offices)

David Williams

Chief Executive Officer

1st Floor, 3 More London Riverside

London SE1 2RE, United Kingdom

Telephone: +44 203 91 70155

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares	ARQQ	The NASDAQ Stock Market LLC
Warrants	ARQQW	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: On September 3, 2021, the issuer had 110,073,430 outstanding ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about possible or assumed future results of the business, financial condition, results of operations, liquidity, plans and objectives of Arqit Quantum Inc. (the “Company”). In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements regarding the following matters are forward-looking by their nature:

•	the prospective financial information for the Company including revenue, gross profit, EBITDA and capital expenditure, and the underlying assumptions in connection therewith;

•	that the Company is targeting launch of two satellites in 2023;

•	that there will be significant market opportunities for the Company’s products as a result of an expected transformation in the cyber encryption industry over the next decade;

•	that consumers, businesses and governments across all geographies and industries will likely need to replace the existing cyber encryption technology used in almost all electronic interfaces in order to maintain cyber security;

•	that the global addressable market for information security services will be $197.9 billion by the end of 2024;

•	that new opportunities for growth in demand for the Company’s products are expected in government, defense, telecoms, financial services, Internet of Things and connected car markets;

•	that “public key infrastructure” will be vulnerable to quantum computer attack; and

•	that quantum computers of sufficient scale to break “public key infrastructure” may be available within a few years.

The preceding list is not intended to be an exhaustive list of all of forward-looking statements in this Report. The forward-looking statements are based on beliefs, assumptions and expectations of the Company of future performance, taking into account the information currently available. These statements are only predictions based upon the current expectations and projections of the Company about future events. There are important factors that could cause actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under the “Risk Factors” section in the proxy statement and prospectus (the “Proxy Statement/Prospectus”), part of the registration statement on Form F-4 of the Company (File No. 333-256591), which section is incorporated herein by reference.

You should not rely upon forward-looking statements as predictions of future events. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, they cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, the Company undertakes no obligation to update publicly any forward-looking statements for any reason after the date of this Report, to conform these statements to actual results or to changes in expectations.

EXPLANATORY NOTE

Pursuant to the Business Combination Agreement dated May 12, 2021 (the “Business Combination Agreement”) by and among the Company, Centricus Acquisition Corp. (“Centricus”), Centricus Heritage LLC, a Cayman Islands limited liability company, solely in its capacity as Centricus’ representative, Arqit Limited, a company limited by shares incorporated in England (“Arqit Limited”), David John Williams, solely in his capacity as the Company Shareholders representative, and the shareholders of the Company party thereto: (i) on September 2, 2021, Centricus merged into the Company (the “Merger”), with the Company surviving the merger, and the security holders of Centricus (other than security holders of Centricus electing to redeem their Centricus ordinary shares) became security holders of the Company, and (ii) on September 3, 2021, the Company acquired all of the issued and outstanding share capital of Arqit Limited from the shareholders of Arqit Limited in exchange for ordinary shares of the Company, such that Arqit Limited is now a direct wholly owned subsidiary of the Company (the “Share Acquisition”, and together with the Merger, the “Business Combination”).

In consideration for the Merger, each Centricus shareholder received one Company ordinary share and one Company warrant for each ordinary share and warrant they held in Centricus, respectively, immediately prior to the Merger. Each ordinary share of Arqit Limited was acquired by the Company in exchange for 46.06 ordinary shares of the Company.

On May 12, 2021, concurrently with the execution of the Business Combination Agreement, the Company and Centricus entered into subscription agreements with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe for and purchase, and the Company agreed to issue and sell to such PIPE Investors, an aggregate of 7,100,000 ordinary shares at $10.00 per share for gross proceeds of $71,000,000 (the “PIPE Financing”). The PIPE Investors include certain affiliates of Centricus, who agreed to fund $51,000,000 of the PIPE Financing. The PIPE Financing closed on September 3, 2021 immediately after the Business Combination.

Following the closing of the PIPE Financing, and after giving effect to redemptions of shares by shareholders of Centricus and payment of transaction expenses, the transactions described above generated approximately $96 million for the Company.

Beginning on September 7, 2021, the Company’s ordinary shares and warrants began trading on Nasdaq under the symbols “ARQQ” and “ARQQW”, respectively.

Certain amounts that appear in this Report may not sum due to rounding.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

The directors and members of the Executive Management upon the consummation of the Business Combination are set forth in the Proxy Statement/Prospectus, in the section entitled “Management of Pubco Following the Proposed Transactions,” which is incorporated herein by reference. The business address for each of Company’s directors and executive officers is 1st Floor, 3 More London Riverside, London SE1 2RE, United Kingdom.

B.	Advisors

White & Case LLP, 5 Old Broad Street, London EC2N 1DW, and Maples and Calder (Cayman) LLP, PO Box 309, Ugland House, Grand Cayman, Cayman Islands, KY1-1104, serve as the Company’s external legal counsel.

C.	Auditors

PKF Littlejohn LLP acted as Arqit’s independent auditor for the periods ended September 30, 2019 and September 30, 2020, and is expected to continue to act as the Company’s independent auditor for the financial year ending September 30, 2021.

The offices of PKF Littlejohn LLP are located at 15 Westferry Circus, London E14 4HD, United Kingdom.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Reserved.

B.	Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of March 31, 2021, after giving effect to the Business Combination and the PIPE Financing:

As of March 31, 2021 (pro forma for Business Combination)	USD
Total Liabilities	$22,842,882
Total Shareholders’ Equity	$81,481,841
Total Liabilities and Shareholders’ Equity	$104,324,723

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors related to the business and operations of the Company are described in the Proxy Statement/Prospectus under the section titled “Risk Factors”, which is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

The legal name of the Company is Arqit Quantum Inc. The Company is an exempted limited liability company incorporated under the laws of the Cayman Islands on April 26, 2021. The Company’s registered office is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, Cayman Islands, KY1-1104. The address of the principal executive office of the Company is 1st Floor, 3 More London Riverside, More London Place, London SE1 2RE, UK and the telephone number of the Company is +44 (0) 203 91 70155.

See “Explanatory Note” in this Report for additional information regarding the Company and the Business Combination Agreement. Certain additional information about the Company is included in the Proxy Statement/Prospectus under the sections titled “Information Related to Arqit” and “Information Related to Pubco” and are incorporated herein by reference. The material terms of the Business Combination are described in the Proxy Statement/Prospectus under the section titled “Proposal No. 1—The Business Combination Proposal”, which is incorporated herein by reference.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

The website address of the Company is https://arqit.uk/. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B.	Business Overview

Information regarding the Company’s business is included in the Proxy Statement/Prospectus under the sections titled “Information Related to Arqit” and “Arqit’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are incorporated herein by reference.

C.	Organizational Structure

Upon consummation of the Business Combination, Arqit Limited became a wholly-owned subsidiary of the Company. The following diagram depicts the organizational structure of the Company as of the date of the Closing.

The subsidiaries of the Company are listed below.

Name	Country of Incorporation and Place of Business	Proportion of Ordinary Shares Held by the Company
Arqit Limited	United Kingdom	100%
Arqit Inc.	Delaware	100%
Arqit LLC	Delaware	100%

D.	Property, Plants and Equipment

Information regarding the facilities of the Company is included in the Proxy Statement/Prospectus under the sections titled “Information Related to Arqit—Facilities” and “Arqit’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following and as a result of the Business Combination, the business of the Company is conducted through Arqit Limited, its direct and wholly-owned subsidiary. The discussion and analysis of the financial condition and results of operations of the Company is included in the Proxy Statement/Prospectus under the section titled “Arqit’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

Information regarding the directors and executive officers of the Company after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of Pubco Following the Proposed Transactions” and is incorporated herein by reference.

B.	Compensation

Information regarding the compensation of the directors and executive officers of the Company, including a summary of the Company’s 2021 Incentive Award Plan, is included in the Proxy Statement/Prospectus under the section titled “Management of Pubco Following the Proposed Transactions” and is incorporated herein by reference.

C.	Board Practices

Information regarding the board of directors of the Company subsequent to the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of Pubco Following the Proposed Transactions” and is incorporated herein by reference.

D.	Employees

Following and as a result of the Business Combination, the business of the Company is conducted through Arqit Limited, its direct and wholly-owned subsidiary. Information regarding the employees of the Company is included in the Proxy Statement/Prospectus under the section titled “Information Related to Arqit—Employees” and is incorporated herein by reference.

E.	Share Ownership

Information regarding the ownership of the Company’s ordinary shares by the Company’s directors and executive officers is set forth in Item 7.A of this Report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of the Company as of September 3, 2021 upon the consummation of the Business Combination by:

•	each beneficial owner of more than 5% of the outstanding the Company’s ordinary shares;

•	each executive officer or a director of the Company; and

•	all of the Company’s executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

Each Company ordinary share will entitle the holder to one vote.

The beneficial ownership of the Company is based on 110,073,430 ordinary shares issued and outstanding. The expected beneficial ownership percentages set forth below do not take into account warrants that are outstanding and may be exercised thereafter (commencing upon 12 months from the closing of Centricus’ initial public offering (i.e., February 8, 2022)).

	Number of Ordinary Shares	Approximate Percentage of Outstanding Ordinary Shares
Five Percent Holders:
D2BW Limited[1]	27,193,114	24.7%
David Williams[2]	40,504,855	36.8%
David Bestwick[2]	34,446,093	31.3%
Notion Capital III GP LLP[3]	14,529,850	13.2%
The Evolution Technology Fund II, SCSp.[4]	8,911,700	8.1%
Centricus Heritage LLC[5]	8,585,000	7.8%
Heritage Assets SCSP	9,025,096	8.2%
Directors and Executive Officers[6]
David Williams[2]	40,504,855	36.8%
David Bestwick[2]	34,446,093	31.3%
Nick Pointon	⸺	⸺
Carlo Calabria	⸺	⸺
Stephen Chandler	⸺	⸺
Manfredi Lefebvre d’Ovidio[7]	9,025,096	8.2%
Lt General VeraLinn Jamieson	⸺	⸺
Garth Ritchie	*	*
General Stephen Wilson	⸺	⸺
Air Vice-Marshal Peter Rochelle	⸺	⸺
Paul Feenan	⸺	⸺
Dr. Daniel Shiu	⸺	⸺
Patrick Willcocks	⸺	⸺
All directors and executive officers of the Company as a group	56,782,930	51.6%

1The business address for D2BW Limited is 1st Floor, 3 More London Riverside, London SE1 2RE, United Kingdom. David Williams and David Bestwick are the beneficial owners of D2BW Limited, and have shared investment and voting power over the shares held by D2BW Limited.

2The business address for each of David Williams and David Bestwick is 1st Floor, 3 More London Riverside, London SE1 2RE, United Kingdom. Includes 27,193,114 shares held by D2BW Limited, of which David Williams and David Bestwick are the beneficial owners and have shared investment and voting power over the shares held by D2BW Limited.

3The business address for Notion Capital III GP LLP is 91 Wimpole Street, London W1G 0EF, United Kingdom. Includes 14,310,716 shares held by Notion Capital III GP LLP and 219,134 shares held by MNL Nominees Limited over which Notion Capital Managers LLP has sole investment and voting power. The investment decisions of Notion Capital Managers LLP are made by the majority vote of an investment committee comprised of five members, including Stephen Chandler. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of at least a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Based upon the foregoing analysis, no individual member of the investment committee of Notion Capital Managers LLP exercises voting or dispositive control over any of the securities over which it holds sole investment and voting power. Accordingly, Mr. Chandler is not deemed to have or share beneficial ownership of such shares.

4The business address for The Evolution Technology Fund II, SCSp. is 15 Boulevard F.W. Raiffeisen, L-2411 Luxembourg. Evolution Equity Partners II Sarl is the general partner of The Evolution Technology Fund II, SCSp. and has sole investment and voting power over the share held by The Evolution Technology Fund II, SCSp.

5The business address for Centricus Heritage LLC is Byron House, 7-9 St. James's Street, London SW1A 1EE.  Centricus Heritage LLC is governed by four managers — Nizar Al-Bassam, Carlo Calabria, Garth Ritchie and Cristina Levis. Each manager has one vote, and the approval of all managers is required to approve an action of Centricus Heritage LLC. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of at least a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Based upon the foregoing analysis, no manager of Centricus Heritage LLC exercises voting or dispositive control over any of the securities held by it, even those in which he or she directly holds a pecuniary interest. Accordingly, neither Mr. Ritchie nor Mr. Calabria is deemed to have or share beneficial ownership of such shares.

6The business address for each of the directors and executive officers of the Company is 1st Floor, 3 More London Riverside, London SE1 2RE, United Kingdom.

7Includes 9,025,096 shares held by Heritage Assets SCSP over which Mr. d’Ovidio has sole investment and voting power.

Holders

As of September 3, 2021, we had approximately 28 shareholders of record of our ordinary shares. We estimate that as of September 3, 2021, approximately 2.4% of our outstanding ordinary shares are held by three U.S. record holders. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

B.	Related Party Transactions

Information regarding certain related party transactions is included in the Proxy Statement/Prospectus under the section titled “Certain Relationships and Related Person Transactions” and in the Supplement No. 1 dated August 23, 2021 to the Proxy Statement/Prospectus and are incorporated herein by reference.

C.	Interests of Experts and Counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information.

B.	Significant Changes

A discussion of significant changes since September 30, 2020 is provided under Item 4 of this Report and is incorporated herein by reference.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Nasdaq Listing of Ordinary Shares and Warrants

The Company’s ordinary shares and warrants are listed on the Nasdaq Capital Market under the symbols ARQQ and ARQQW, respectively. Holders of the Company’s ordinary shares should obtain current market quotations for their securities. Offer and listing details of the Company’s securities are described in the Proxy Statement/Prospectus under the heading “Description of Pubco’s Securities”, which is incorporated herein by reference.

Lock-up Agreements

Information regarding the lock-up restrictions applicable to the ordinary shares is included in the Proxy Statement/Prospectus under the section titled “Proposal No. 1—The Business Combination Proposal—Ancillary Documents” and is incorporated herein by reference.

Warrants

Upon completion of the Business Combination, there were 14,891,640 warrants outstanding. The warrants, which entitle the holder to purchase one ordinary share at an exercise price of $11.50 per share, will become exercisable on February 8, 2022 (one year after the closing of Centricus’ initial public offering). The warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation in accordance with their terms.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Company’s ordinary shares and warrants are listed on the Nasdaq Capital Market under the symbols ARQQ and ARQQW, respectively.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

As of September 3, 2021, subsequent to the closing of the Business Combination, there were 110,073,430 ordinary shares outstanding. There were also 14,891,640 warrants outstanding, each exercisable at $11.50 per share. Information regarding our share capital is included in the Proxy Statement/Prospectus under the section titled “Description of Pubco’s Securities” and is incorporated herein by reference.

B.	Memorandum and Articles of Incorporation

Information regarding certain material provisions of the articles of association of the Company is included in the Proxy Statement/Prospectus under the section titled “Description of Pubco’s Securities” and is incorporated herein by reference.

C.	Material Contracts

Information regarding certain material contracts is included in the Proxy Statement/Prospectus under the sections titled “Proposal No. 1—The Business Combination Agreement Proposal” and “Information Related to Arqit—Key Partnerships—Satellite Development Partnerships” and are incorporated herein by reference.

D.	Exchange Controls

There is no exchange control legislation or regulation in the Cayman Islands, except by way of such as freezing of funds of, and/or prohibition of new investments in, certain jurisdictions subject to international sanction.

E.	Taxation

Information regarding certain tax consequences of owning and disposing of ordinary shares and warrants is included in the Proxy Statement/Prospectus under the sections titled “Proposal No. 1—The Business Combination Agreement Proposal—U.S. Federal Income Tax Considerations” and “Proposal No. 1—The Business Combination Agreement Proposal—Cayman Islands Tax Considerations” and is incorporated herein by reference.

F.	Dividends and Paying Agents

The Company has not paid any dividends to its shareholders. Following the completion of the Business Combination, the Company’s board of directors will consider whether or not to institute a dividend policy. It is presently intended that the Company will retain its earnings for use in business operations and, accordingly, it is not anticipated that the Company’s board of directors will declare dividends in the foreseeable future.

G.	Statement by Experts

Centricus’ consolidated financial statements as of December 31, 2020 and for the period from November 24, 2020 (inception) to December 31, 2020 included in the Proxy Statement/Prospectus and incorporated herein by reference in reliance upon the report of Marcum LLP, an independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Centricus to continue as a going concern as described in Note 1 to the financial statements), appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Arqit Limited as of September 30, 2020 and 2019 and for the year ended September 30, 2020 and the nine months ended September 30, 2019 included in the Proxy Statement/Prospectus and incorporated herein by reference in reliance upon the report of PKF Littlejohn LLP, an independent registered public accounting firm appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

H.	Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information regarding quantitative and qualitative disclosure about market risk is included in the Proxy Statement/Prospectus under the section titled “Arqit’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk” and is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Information regarding the Company’s warrants is included in the Proxy Statement/Prospectus under the section titled “Description of Pubco’s Securities—Warrants” and is incorporated herein by reference.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements of Centricus Acquisition Corp. are incorporated by reference to pages F-2 to F-34 of the Proxy Statement/Prospectus, filed with the SEC on July 30, 2021.

The financial statements of Arqit Limited are incorporated by reference to pages F-36 to F-79 of the Proxy Statement/Prospectus, filed with the SEC on July 30, 2021.

The unaudited pro forma combined financial information of the Company and Centricus Acquisition Corp. are attached as Exhibit 15.1 to this Report.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Amended and Restated Memorandum and Articles of Association of the Company.

2.1	Specimen ordinary share certificate of the Company, incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-4 (File No. 333-256591).

2.2	Specimen warrant certificate of the Company, incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-4 (File No. 333-256591).

2.3	Centricus Warrant Agreement, dated as of February 3, 2021, between Centricus and the Continental Stock Transfer & Trust Company, incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-4 (File No. 333-256591).

2.4*	Assignment, Assumption and Amendment Agreement for Centricus’ outstanding warrants.

4.1*	New Registration Rights Agreement, by and among the Company and the other parties thereto.

4.2*	Form of Lockup Agreement between the Company and the shareholders of Arqit Limited.

4.3*	Form of Lockup Agreement between the Company and the Sponsor.

4.4	Letter Agreement between Centricus, the Sponsor and Centricus’ directors and executive officers, incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-4 (File No. 333-256591).

4.5	ESA Contract dated July 30, 2019 between Arqit Limited and the European Space Agency, incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-4 (File No. 333-256591).

4.6+	Firm Fixed Price Contract dated January 27, 2020 between Arqit Limited and Qinetiq Space NV, incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-4 (File No. 333-256591).

4.7	The Company’s Incentive Plan, incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-4 (File No. 333-256591).

4.8*	Form of Director and Officer Indemnification Agreement.

8.1*	List of subsidiaries of the Company.

15.1*	Unaudited pro forma combined financial information.

15.2*	Consent of Marcum LLP, independent registered public accounting firm of Centricus.

15.3*	Consent of PKF Littlejohn LLP, independent registered public accounting firm of the Company.

*	Filed herewith.
+	Certain portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). The Company agrees to furnish an unredacted copy of the exhibit to the SEC upon its request.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

ARQIT QUANTUM INC.

September 10, 2021
	By:	/s/ David Williams
		Name:	David Williams
		Title:	Chief Executive Officer and Director