Form 20-F
period 2021-09-30
Arqit Quantum Inc.
filed 2021-12-16
CIK 1859690

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

September 30, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-40777

Arqit Quantum Inc.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

1st Floor, 3 More London Riverside

London SE1 2RE, United Kingdom

Telephone: +44 203 91 70155

(Address of principal executive office)

David Williams

1st Floor, 3 More London Riverside

London SE1 2RE, United Kingdom

Telephone: +44 203 91 70155

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares	ARQQ	The Nasdaq Stock Market LLC
Warrants	ARQQW	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

110,073,430 Ordinary Shares, par value $0.0001 per share, as of September 30, 2021

14,891,640 Warrants, as of September 30, 2021

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	Accelerated filer	Non-accelerated filer	Emerging growth company
☐	☐	☑	☑

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International	Other
☐	Accounting Standards Board ☑	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐

No ☑

INDUSTRY AND MARKET DATA

In this Annual Report, we present industry data, information and statistics regarding the markets in which the Company competes as well as publicly available information, industry and general publications and research and studies conducted by third parties. This information is supplemented where necessary with the Company’s own internal estimates and information obtained from discussions with its customers, taking into account publicly available information about other industry participants and the Company’s management’s judgment where information is not publicly available.

Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Annual Report. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “the Company,” “the registrant,” “our company,” “the company,” “we,” “us,” “our,” “ours,” and “Arqit” refer to Arqit Quantum Inc.

In this Annual Report, unless the context otherwise requires:

“Amended and Restated Lock-Up Agreements” means, collectively, the amended and restated lock-up agreements dated October 4, 2021 entered into between the Company, the Sponsor, the former shareholders of Arqit Limited and Heritage Assets SCSP.

“Arqit” or “Company” means Arqit Quantum Inc., a Cayman Islands exempted limited liability company with registered number 374857 and whose registered office is at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

“Articles” means the memorandum and articles of association of Arqit.

“British pounds sterling” or “£” means the legal currency of the United Kingdom.

“Business Combination” means the transaction completed on September 3, 2021 pursuant to the Business Combination Agreement, in connection with which Centricus Acquisition Corp. merged with and into Arqit Quantum Inc., with Arqit Quantum Inc. as the surviving entity, following which Arqit Quantum Inc. acquired all of the outstanding share capital of Arqit Limited, with Arqit Limited becoming a wholly-owned subsidiary of Arqit Quantum Inc.

“Business Combination Agreement” means the Business Combination Agreement, dated as of May 12, 2021, as it may be amended, by and among Centricus, Arqit, the Sponsor, solely in its capacity as Centricus’ representative, Arqit Limited, David John Williams, solely in his capacity as the Arqit Limited shareholders’ representative, and the shareholders of Arqit Limited party thereto.

“Cayman Companies Act” means the Companies Act (As Revised) of the Cayman Islands, as may be amended from time to time.

“Centricus” means Centricus Acquisition Corp., an exempted limited liability company incorporated under the laws of the Cayman Islands, which merged with and into Arqit Quantum Inc. on September 2, 2021, with Arqit Quantum Inc. as the surviving entity as part of the completion of the Business Combination.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“COVID-19” means the disease known as coronavirus disease or COVID-19, the virus known as severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and any evolutions or mutations thereof.

“EAR” means the Export Administration Regulations of the U.K. Export Control Act 2002, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“Gartner” means Gartner, Inc.

“Gartner Content” means the Gartner content described in the Gartner research entitled “Forecast: Information Security and Risk Management, Worldwide, 2019-2025, 2Q21 Update, September 27, 2021”.

“IFRS” means International Financial Reporting Standards as adopted by the International Accounting Standards Board.

“IRS” means the U.S. Internal Revenue Service.

“ITAR” means the International Traffic in Arms Regulations of the Bureau of Industry and Security of the U.S. Department of Commerce.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“Nasdaq” means the Nasdaq Capital Market.

“NATO” means the North Atlantic Treaty Organization.

“NIST” means the U.S. Department of Commerce’s National Institute of Standards and Technology.

“ordinary shares” means the ordinary shares, with $0.0001 par value per share, of the Company.

“PFIC” means passive foreign investment company within the meaning of Section 1297 of the Code.

“PIPE Financing” means the private placement of 7,100,000 ordinary shares to the PIPE Investors for gross proceeds of $71,000,000, pursuant to the Subscription Agreements.

“PIPE Investors” means the investors in the PIPE Financing pursuant to the Subscription Agreements.

“PKI” means public key infrastructure.

“QEF election” means a “qualified electing fund” election under Section 1295 of the Code.

“Registration Rights Agreement” means the Registration Rights Agreement dated September 3, 2021 among Arqit, the Sponsor, Adam M. Aron, Nicholas Taylor, the shareholders of Arqit Limited prior to the Share Acquisition Closing and Heritage Assets SCSP.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Share Acquisition” means the acquisition by Arqit all of the issued share capital of Arqit Limited in exchange for the issue of ordinary shares to the shareholders of Arqit Limited, such that Arqit became a direct wholly owned subsidiary of Arqit.

“Share Acquisition Closing” means the closing of the Share Acquisition.

“Sponsor” means Centricus Heritage LLC, a Cayman Islands limited liability company with registered number 3562 and whose registered office is at Ugland House, South Church Street, Grand Cayman KY1-1104, Cayman Islands.

“Subscription Agreements” means those certain subscription agreements entered into on May 12, 2021, among Centricus, Arqit and the PIPE Investors named therein relating to the PIPE Financing.

“U.S. dollar” or “$” means the legal currency of the United States.

“warrants” mean Arqit’s outstanding warrants to purchase its ordinary shares, which will become exercisable on February 8, 2022.

“Warrant Agreement” means the warrant agreement governing Arqit’s outstanding warrants.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

This Annual Report contains our audited consolidated financial statements as of and for the periods ended September 30, 2021, 2020 and 2019 (our “audited consolidated financial statements”). The Company was incorporated on April 26, 2021 for the purpose of effectuating the Business Combination. Prior to the completion of the Business Combination on September 3, 2021, the Company had no material assets and did not operate any businesses. Therefore, the information in our audited consolidated financial statements as of and for the periods ended September 30, 2020 and 2019 is that of our consolidated subsidiary, Arqit Limited. The Company qualifies as a foreign private issuer as defined under Rule 405 under the Securities Act and prepares its financial statements denominated in U.S. dollars and in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board (“IFRS”). The financial statements for Arqit Limited that were included in the Company’s prior filings with the SEC were denominated in British pounds sterling and have been translated into U.S. dollars in accordance with IFRS in connection with the preparation of the Company’s audited consolidated financial statements.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS AND

RISK FACTOR SUMMARY

This Annual Report contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, the provisions of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements are subject to risks and uncertainties and include information about possible or assumed future results of the business, financial condition, results of operations, liquidity, plans and objectives of the Company. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements regarding the following matters are forward-looking by their nature:

●	that the Company is targeting launch of two satellites in 2023;
●	that there will be significant market opportunities for the Company’s products as a result of an expected transformation in the cyber encryption industry over the next decade;
●	that consumers, businesses and governments across all geographies and industries will likely need to replace the existing cyber encryption technology used in almost all electronic interfaces in order to maintain cyber security;
●	that the global addressable market for information security services will be $233.0 billion by the end of 2025;
●	that new opportunities for growth in demand for the Company’s products are expected in government, defense, telecoms, financial services, Internet of Things and connected car markets;
●	that “public key infrastructure” will be vulnerable to quantum computer attack; and
●	that quantum computers of sufficient scale to break “public key infrastructure” may be available within a few years.

The preceding list is not intended to be an exhaustive list of all of forward-looking statements in this Annual Report. The forward-looking statements are based on beliefs, assumptions and expectations of the Company of future performance, taking into account the information currently available. These statements are only predictions based upon the current expectations and projections of the Company about future events.

You should not rely upon forward-looking statements as predictions of future events. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, they cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, the Company undertakes no obligation to update publicly any forward-looking statements for any reason after the date of this Annual Report, to conform these statements to actual results or to changes in expectations.

Important risks, uncertainties, assumptions, and other factors that could cause our actual results or conditions to differ materially from our forward-looking statements include, among others, the items in the following list, which also summarizes some of our most principal risks:

●	The Company is an early stage company with a history of losses and will be reliant upon a significant increase in sales and marketing activity in order to become profitable in the future.
●	The Company’s limited operating history makes it difficult to evaluate its business and future prospects and increases the risk of your investment.
●	The Company’s forecasts and projections are based upon assumptions, analyses and internal estimates developed by its management. If these assumptions, analyses or estimates prove to be incorrect or inaccurate, its actual operating results may differ materially from those forecasted or projected.
●	The Company has entered into several long term customer contracts, however those contracts are contingent upon the successful implementation of its technology.
●	The Company may not be able to convert its customer orders in backlog or pipeline into revenue.

●	The Company’s satellite construction and launch plan could experience delays, or its satellite technology could face unforeseen technical problems, which may result in the delay or failure in its ability to upgrade its product from terrestrial delivery to satellite delivery.
●	The market adoption of the Company’s product is not fully proven, is evolving and may develop more slowly than or differently from the Company’s expectations. Its future success depends on the growth and expansion of these markets and its ability to adapt and respond effectively to evolving markets.
●	The Company is reliant upon the lease of data center capacity and access to fiber optic infrastructure from third parties in order to commercialize its product.
●	Prior to launch of its satellites, the Company intends to procure launch insurance and once its satellites are operational, the Company must renew its in-orbit insurance on an annual basis. If its satellites experience technical problems or there are adverse changes in the insurance market, the Company may not be able to obtain launch or in-orbit insurance, or such insurance may not fully cover any potential losses.
●	Satellites have a limited life and may fail prematurely, or may experience operational problems, which could have a negative effect on its ability to provide the quality of service that the Company committed to deliver to its customers.
●	Although the Company is developing an annual recurring revenue model, several of its early contracts have been project-based with uneven milestone payment profiles, which extend for several years. As a result, the Company expects its early results of operations to fluctuate on a quarterly and annual basis.
●	The complexity of the Company’s products could result in unforeseen delays or expenses from undetected defects, errors or reliability issues in software, which could reduce the market adoption of its new products, damage its reputation with current or prospective customers and expose it to product liability and other claims and adversely affect its operating costs.
●	The Company may not be able to adequately protect or enforce its intellectual property rights or prevent unauthorized parties from copying or reverse engineering its products or technology. Its efforts to protect and enforce its intellectual property rights and prevent third parties from violating its rights may be costly.
●	Third-party claims that the Company is infringing intellectual property, whether successful or not, could subject it to costly and time-consuming litigation or expensive licenses, and its business could be adversely affected.
●	Certain of the Company’s products contain third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict its ability to sell its products or expose the Company to other risks.
●	The Company’s intellectual property applications, including patent applications, may not be approved or granted or may take longer than expected to be approved, which may have a material adverse effect on its ability to prevent others from commercially exploiting products similar to its.
●	In addition to patented technology, the Company relies on unpatented proprietary technology, trade secrets, designs, experiences, work flows, data, processes, software and know-how.
●	The Company currently has and targets many customers that are large corporations with substantial negotiating power, exacting product and quality standards and potentially competitive internal solutions.
●	The Company currently has a small number of customers, and its business could be materially and adversely affected if the Company loses and is unable to replace any of those customers or if they are unable to pay their invoices.
●	The markets in which the Company competes are characterized by rapid technological change, and competing product innovations could adversely affect market adoption of its products.

●	The Company’s business depends substantially on the efforts of its executive officers and highly skilled personnel. The Company needs to attract and retain a large number of skilled, specialized and dedicated employees in different jurisdictions in order to grow and manage its business, and if the Company loses the services of existing key employees or fail to achieve its recruitment goals, its operations may be disrupted.
●	Failure to comply with governmental trade controls, including export and import control laws and regulations, sanctions, and related regimes could subject the Company to liability or loss of contracting privileges, limit its ability to compete in certain markets or harm its reputation with the governments.
●	The Company’s business is subject to government regulation, which mandates how the Company may operate its business and may increase the cost of providing services and expanding into new markets.
●	Failures, or perceived failures, to comply with privacy, data protection, and information security requirements in the jurisdictions in which the Company operates may adversely impact its business, and such legal requirements are evolving and may require improvements in, or changes to, its policies and operations.
●	It may be difficult to enforce judgments obtained against the Company or its directors and officers in U.S. courts, to effect service of process on it or its directors or officers, and to recover in civil proceedings in the U.K. or elsewhere for U.S. securities law violations.
●	Fluctuations in currency exchange rates may adversely affect the Company’s business and result of operations.
●	The Company’s warrants are accounted for as liabilities and the changes in value of the warrants could have a material effect on its financial results.
●	Interruption or failure of the Company’s information technology and communications systems could impact its ability to effectively provide its products and services.
●	The Company’s management team has limited experience managing and operating a U.S. public company.
●	If any of the Company’s third parties’ systems, its customers’ cloud or on- on-premises environments, or its internal systems are breached or if unauthorized access to customer or third-party data is otherwise obtained, public perception of its business may be harmed, and the Company may lose business and incur losses or liabilities.
●	If the Company’s network and products do not interoperate with its customers’ internal networks and infrastructure or with third-party products, websites, or services, its network may become less competitive and its results of operations may be harmed.

Some of these factors are discussed in more detail in this Annual Report, including under “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Annual Report as anticipated, believed, estimated or expected.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

3.A. [Reserved]

3.B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

3.D. RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in this Annual Report, in evaluating us and our shares. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report.

Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Arqit’s Business and Operations

Arqit is an early stage company with a history of losses and will be reliant upon a significant increase in sales and marketing activity in order to become profitable in the future.

Arqit has not yet begun to generate material revenues through the commercialization of its products. For the nine months ended September 30, 2019, Arqit generated an operating profit of only $362,061 and for the years ended September 30, 2020 and 2021, it generated operating losses of $808,972 and $172,560,961, respectively. Arqit intends to continue to invest and to increase investments in sales, marketing and product development, and believes that it will continue to incur operating and net losses until at least the time it is able to fully commercialize its products, which is targeted for 2022, but which may occur later than expected or not at all. Even if Arqit is able to finalize the development of its products and to sell them, there can be no assurance that they will be commercially successful. Arqit’s potential profitability is dependent upon the successful development and commercial introduction and acceptance of its products, which may not occur. Because Arqit will incur the costs and expenses of developing and commercializing its products before it receives any significant revenues with respect thereto, its losses in future periods may be significant. If Arqit is never able to achieve or sustain profitability, its results of operations could differ materially from its expectations and Arqit’s business, financial condition and results of operations could be materially adversely affected.

Arqit’s limited operating history makes it difficult to evaluate its business and future prospects and increases the risk of your investment.

Arqit began operations in 2017, has a limited operating history, and operates in the quantum encryption industry, which is rapidly evolving. As a result, there is limited information that investors can use in evaluating Arqit’s business, strategy, operating plan, results and prospects. Arqit intends to derive most of its revenues from the delivery of its quantum encryption key product, QuantumCloudTM, which is a newly developed technology. It is difficult to predict future revenues and appropriately budget for expenses, and Arqit has limited insight into trends that may emerge and affect its business. If the assumptions Arqit uses to plan and operate its business are incorrect or change, its results of operations could differ materially from its expectations and Arqit’s business, financial condition and results of operations could be materially adversely affected.

Arqit has entered into several long term customer contracts, however those contracts are contingent upon the successful implementation of its technology.

Arqit has entered into long term customer contracts for the delivery of its products, however its ability to begin fulfillment of those contracts is contingent upon the successful delivery of operational technology, which is still subject to the successful completion of pilot phases with those customers that began in July 2021, and there can be no assurance that such pilot phases can be completed quickly or successfully. The pilot phases of Arqit’s contracts may be prolonged if the testing results in adjustments to the commercial delivery of its technology, or may not be successfully completed if Arqit is unable to implement its technology to the satisfaction of its customers. If Arqit is unable to successfully deliver operational technology in order to fulfill its customer contracts, its business, financial condition and results of operations could be materially adversely affected and Arqit may never achieve or sustain profitability.

Arqit may not be able to convert its customer orders in backlog or pipeline into revenue.

As of September 30, 2021, Arqit’s backlog estimates consisted of approximately $130 million in customer contracts, and Arqit had an estimated $1.1 billion in pipeline, consisting of customer contracts in various stages of negotiation and initial revenue indications from potential customers that have not been contractually committed. There is no assurance that its backlog will materialize in actual revenues, or that Arqit will be able to convert its pipeline into executed contracts that will generate revenues.

Arqit’s ability to convert its estimated backlog into revenue is dependent upon the successful delivery of operational technology to its customers, and assumes that its customers will not cancel or amend the terms of their contracts. In addition, some contracts comprising the backlog are for services scheduled many years in the future, and the economic viability of customers with whom Arqit has contracted is not guaranteed over time. As a result, the contracts comprising its backlog may not result in actual revenue in any particular period, or at all, and the actual revenue from such contracts may differ from its backlog estimates.

The conversion of its pipeline into executed, revenue-generating contracts depends upon a number of factors including the continued interest in potential customers in its products and the successful negotiation of contracts with those customers. If Arqit is able to successfully enter into contracts with potential customers, the realization of estimated revenues from those contracts remains subject to its ability to successfully deliver operational technology to those customers.

If Arqit fails to convert its customer orders in backlog or pipeline into revenue, Arqit’s business, financial condition and results of operations could be materially adversely affected and Arqit may never achieve or sustain profitability.

Arqit’s satellite construction and launch plan could experience delays, or its satellite technology could face unforeseen technical problems, which may result in the delay or failure in its ability to upgrade its product from terrestrial delivery to satellite delivery.

Arqit intends to launch its first satellite in 2023. Prior to launching its satellites, Arqit’s quantum encryption platform, QuantumCloud™, will use machines to generate a terrestrial simulation of the quantum satellite technology. There are some differences in the level of security provided by QuantumCloud™ when using the terrestrial simulation compared to delivery by satellite, and Arqit therefore expects that the satellites it is building will generate an improvement in the attractiveness of its products to customers.

There is a risk that the construction and launch of its satellites may experience delays or face unforeseen technical problems, some of which may be beyond its control. In addition, Arqit must select a location for and build a mission control center for the command and control of its satellites and global data center network. Arqit will rely on third parties for the supply of equipment, satellite components and services.

Any failure of these suppliers or others to perform could require Arqit to seek alternative suppliers or to expand its production capabilities, which could incur additional costs and have a negative impact on its cost or supply of components. In addition, production or logistics in supply or production areas or transit to final destinations can be disrupted for a variety of reasons including, but not limited to, natural and man- made disasters, information technology system failures, commercial disputes, military actions, economic, business, labor, environmental, public health or political issues or international trade disputes. If any of Arqit’s suppliers or service providers terminate their relationships, fail to provide equipment or services on a timely basis, or fail to meet performance expectations, Arqit may face difficulties launching its satellites on time or at all, which could in turn negatively affect its financial results and reputation. If Arqit is unable to launch its satellites and upgrade delivery of its products from terrestrial delivery to satellite delivery, its customers may terminate their contracts, renegotiate their contracts on terms less favorable to Arqit, or reduce the volume of its products they purchase, and its products may be less attractive to new customers. If Arqit fails to upgrade its platform from terrestrial delivery to satellite delivery, or the upgrade of delivery is delayed, its business, financial condition and results of operations could be materially adversely affected.

The market adoption of Arqit’s product is not fully proven, is evolving and may develop more slowly than or differently from Arqit’s expectations. Its future success depends on the growth and expansion of these markets and its ability to adapt and respond effectively to evolving markets.

The market adoption of Arqit’s product is relatively new, rapidly evolving, and not fully proven. Accordingly, it is difficult to predict customer adoption and renewals and demand for its products and services, the entry of competitive products, the success of existing competitive products, or the future growth rate, expansion, longevity, and the size of the market for its products. The expansion of and its ability to penetrate these new and evolving markets depends on a number of factors, including: the cost, performance, and perceived value associated with its products, and the extent to which its products improve security and are easy to use for its customers. If Arqit experiences security incidents or disruptions in delivery or service, the market for its products may be negatively affected. If its products do not continue to achieve market acceptance, or there is a reduction in demand caused by decreased customer acceptance, technological challenges, weakening economic conditions, privacy, data protection and data security concerns, governmental regulation, competing technologies and products, or decreases in information technology spending or otherwise, the market for its products may not continue to develop or may develop more slowly than Arqit expects, which could adversely affect its business, financial condition, and results of operations.

Arqit is reliant upon the lease of data center capacity and access to fiber optic infrastructure from third parties in order to commercialize its product.

Arqit leases its data centers and obtains access to fiber optic infrastructure from third parties and will be reliant on the continued operation of these data centers and infrastructure to commercialize its product. While Arqit has electronic access to the components and infrastructure of its cloud platforms that are hosted by third parties, Arqit does not control the operation of these facilities. Consequently, Arqit may be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of its direct control. The data centers or the fiber optic infrastructure Arqit uses to deliver its products may be vulnerable to damage or interruption from a variety of sources, including earthquakes, floods, fires, power loss, system failures, computer viruses, physical or electronic break-ins, human error or interference (including by disgruntled employees, former employees or contractors), and other catastrophic events. Its data centers or the fiber optic infrastructure Arqit uses may also be subject to local administrative actions, changes to legal or permitting requirements and litigation to stop, limit or delay operations. Despite precautions taken at these facilities, such as disaster recovery, business continuity arrangements, and diversity of supply in the Arqit network, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in interruptions or degredations in its services, impede its ability to scale its operations or have other adverse impacts upon its business. In addition, if Arqit does not accurately plan for its infrastructure capacity requirements and Arqit experiences significant strains on its data center capacity, Arqit may experience delays and additional expenses in arranging new data centers, and its customers could experience performance degradation or service outages that may subject it to financial liabilities, result in customer losses and materially harm its business. If Arqit is unable to efficiently and cost-effectively fix such errors at the data centers or fiber optic infrastructure or other problems that may be identified, this could damage its reputation and negatively impact its relationship with its customers. If Arqit is unable to successfully maintain and manage the data centers and the fiber optic infrastructure that Arqit uses, Arqit’s business, financial condition and results of operations could be materially adversely affected.

Prior to launch of its satellites, Arqit intends to procure launch insurance and once its satellites are operational, Arqit must renew its in-orbit insurance on an annual basis. If its satellites experience technical problems or there are adverse changes in the insurance market, Arqit may not be able to obtain launch or in-orbit insurance, or such insurance may not fully cover any potential losses.

Arqit intends to obtain launch insurance prior to launch of its satellites, and in-orbit insurance for its satellites once they are operational and, once obtained, Arqit will need to renew in-orbit insurance on an annual basis. Arqit expects any launch and in-orbit insurance policies that Arqit obtains to have specified exclusions, deductibles and material change limitations. Typically, these insurance policies exclude coverage for specified exclusions and material change limitations customary in the industry. These exclusions may relate to, among other things, losses resulting from in-orbit collisions, acts of war, insurrection, terrorism or military action, government confiscation, strikes, riots, civil commotions, labor disturbances, sabotage, unauthorized use of the satellites and nuclear or radioactive contamination, as well as claims directly or indirectly occasioned as a result of noise, pollution, electrical and electromagnetic interference or interference with the use of property. Therefore, there is a risk that its satellites will experience technical problems and that its launch or in-orbit insurance will not fully cover the losses.

If its in-orbit insurance rates were to rise substantially, the costs associated with maintaining its satellites would increase. In addition, in light of increasing costs, the scope of insurance exclusions and limitations on the nature of the losses for which Arqit can obtain insurance, or other business reasons, Arqit may conclude that it does not make commercial sense to obtain third-party insurance and may decide to pursue other strategies for mitigating the risk of a satellite failure. It is also possible that insurance could become unavailable, either generally or for a specific satellite, or that new insurance could be subject to broader exclusions on coverage, in which event Arqit would bear greater risk. If Arqit is unable to obtain launch or in-orbit insurance, or its launch or in-orbit insurance does fully cover potential losses, Arqit’s business, financial condition and results of operations could be materially adversely affected.

Satellites have a limited life and may fail prematurely, or may experience operational problems, which could have a negative effect on its ability to provide the quality of service that Arqit committed to deliver to its customers.

Arqit may experience in-orbit malfunctions of its satellites once launched, which could adversely affect the reliability of its service or result in total failure of its satellites. In-orbit failure of a satellite may result from various causes, including component failure, loss of power or fuel, inability to control positioning of the satellite, solar or other astronomical events, including solar radiation, wind and flares, and space debris.

Other factors that could affect the useful lives of its satellites include the quality of construction, gradual degradation of solar panels and the durability of components. Radiation-induced failure of satellite components may result in damage to or loss of a satellite before the end of its expected life. If one of its satellites fails prematurely or experiences operational problems, Arqit’s business, financial condition and results of operations could be materially adversely affected.

Although Arqit is developing an annual recurring revenue model, several of its early contracts have been project- based with uneven milestone payment profiles, which extend for several years. As a result, Arqit expects its early results of operations to fluctuate on a quarterly and annual basis.

As its business matures, Arqit intends to develop an annual recurring revenue model. However, several of its early contracts have been projects based with uneven milestone payment profiles, which extend for several years, and as a result its quarterly results of operations have fluctuated and may vary significantly in the future. As such, historical comparisons of its operating results may not be relevant, meaningful or indicative of future results. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Its quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of its control and may not fully reflect the underlying performance of its business. Factors that may cause these quarterly fluctuations include, without limitation:

●	the timing and size of its customer contracts in any quarter;
●	pricing changes that Arqit may adopt to drive market adoption or in response to competitive pressure;
●	its ability to retain its existing customers and attract new customers;
●	its ability to develop and bring to market in a timely manner products that meet customer requirements;
●	fluctuations in demand pressures for its products;

●	the timing and rate of broader market adoption of its products and technology;
●	the ability of its customers to commercialize systems that incorporate its products;
●	any change in the competitive dynamics of its markets, including regulatory developments and new market entrants;
●	adverse litigation, judgments, settlements or other litigation-related costs, or claims that may give rise to such costs; and
●	general economic, industry and market conditions, including trade disputes.

These fluctuations could adversely affect its ability to meet its expectations or those of securities analysts, ratings agencies or investors. If Arqit does not meet these expectations for any period, the value of its business could decline significantly.

The complexity of Arqit’s products could result in unforeseen delays or expenses from undetected defects, errors or reliability issues in software, which could reduce the market adoption of its new products, damage its reputation with current or prospective customers and expose it to product liability and other claims and adversely affect its operating costs.

Arqit’s products are highly technical and complex and require high standards to implement and may experience defects, errors or reliability issues at various stages of development and commercial implementation. Arqit may be unable to timely correct problems that have arisen or correct such problems to its customers’ satisfaction. Additionally, undetected errors, defects or security vulnerabilities could result in litigation against Arqit, negative publicity and other consequences. Some errors or defects in its products may only be discovered after they have been tested, commercialized and deployed by customers. If that is the case, Arqit may incur significant additional development costs with respect to its products. These problems may also result in claims, including class actions, against Arqit by its customers or others. Its reputation or brand may be damaged as a result of these problems, customers may be reluctant to buy its products, and Arqit’s business, financial condition and results of operations could be materially adversely affected.

Arqit may not be able to adequately protect or enforce its intellectual property rights or prevent unauthorized parties from copying or reverse engineering its products or technology. Its efforts to protect and enforce its intellectual property rights and prevent third parties from violating its rights may be costly.

The success of its products and business depend in part on its ability to obtain patents and other intellectual property rights and maintain adequate legal protection for its products. As of the date of this Annual Report, Arqit had 1,485 claims on 23 pending or allowed patents in the UK. Arqit relies on a combination of patent, service mark, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect its proprietary rights, all of which provide only limited protection.

Arqit cannot assure you that any patents will be issued with respect to its currently pending patent applications or that any trademarks will be registered with respect to its currently pending applications in a manner that provides adequate defensive protection or competitive advantages, if at all, or that any patents issued to Arqit or any trademarks registered by it will not be challenged, invalidated or circumvented. Arqit may file for patents and trademarks in the U.S., U.K. and in certain international jurisdictions, but such protections may not be available in all countries in which it operates or in which Arqit seeks to enforce its intellectual property rights, or may be difficult to enforce in practice. For example, the legal environment relating to intellectual property protection in certain emerging market countries where Arqit may operate in the future is relatively weaker, often making it difficult to create and enforce such rights. Its currently- registered intellectual property and any intellectual property that may be issued or registered, as applicable, in the future with respect to pending or future applications may not provide sufficiently broad protection or may not prove to be enforceable in actions against alleged infringers. Arqit cannot be certain that the steps Arqit has taken will prevent unauthorized use of its technology or the reverse engineering of its technology. Moreover, others may independently develop technologies that are competitive to or infringe its intellectual property.

Protecting against the unauthorized use of its intellectual property, products and other proprietary rights is expensive and difficult, particularly internationally. Arqit believes that its intellectual property is foundational in the area of encryption technology and intends to enforce the intellectual property portfolio that Arqit has built. Unauthorized parties may attempt to copy or reverse engineer its technology or certain aspects of its products that it considers proprietary. Litigation may be necessary in the future to enforce or defend its intellectual property rights, to prevent unauthorized parties from copying or reverse engineering its products or technology to determine the validity and scope of the proprietary rights of others or to block the importation of infringing products into the U.S., U.K. or other jurisdictions in which Arqit seeks to protect its intellectual property rights.

Any such litigation, whether initiated by Arqit or a third party, could result in substantial costs and diversion of management resources, either of which could adversely affect its business, operating results and financial condition. Even if Arqit obtains favorable outcomes in litigation, Arqit may not be able to obtain adequate remedies, especially in the context of unauthorized parties copying or reverse engineering its products or technology.

Effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which its products are available and competitors based in other countries may sell infringing products in one or more markets. Failure to adequately protect its intellectual property rights could result in its competitors offering similar products, potentially resulting in the loss of some of its competitive advantage, and Arqit’s business, financial condition and results of operations could be materially adversely affected.

Third-party claims that Arqit is infringing intellectual property, whether successful or not, could subject it to costly and time-consuming litigation or expensive licenses, and its business could be adversely affected.

Participants in Arqit’s industry typically protect their technology, especially embedded software, through copyrights and trade secrets in addition to patents. As a result, there is frequent litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. Arqit may in the future receive inquiries from other intellectual property holders and may become subject to claims that it infringes their intellectual property rights, particularly as Arqit expands its presence in the market, expands to new use cases and faces increasing competition. In addition, parties may claim that the names and branding of Arqit’s products infringe their trademark rights in certain countries or territories. If such a claim were to prevail, Arqit may have to change the names and branding of its products in the affected territories and could incur other costs.

Arqit may in the future need to initiate infringement claims or litigation in order to try to protect its intellectual property rights. In addition to litigation where Arqit is a plaintiff, its defense of intellectual property rights claims brought against it or its customers or suppliers, with or without merit, could be time- consuming, expensive to litigate or settle, could divert management resources and attention and could force Arqit to acquire intellectual property rights and licenses, which may involve substantial royalty or other payments and may not be available on acceptable terms or at all. Further, a party making such a claim, if successful, could secure a judgment that requires Arqit to pay substantial damages or obtain an injunction and Arqit may also lose the opportunity to license its technology to others or to collect royalty payments. An adverse determination could also invalidate or narrow Arqit’s intellectual property rights and adversely affect its ability to offer its products to its customers and may require that Arqit procure or develop substitute products that do not infringe, which could require significant effort and expense. If any of these events were to materialize, Arqit’s business, financial condition and results of operations could be materially adversely affected.

Certain of Arqit’s products contain third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict its ability to sell its products or expose Arqit to other risks.

Arqit’s products contain software modules licensed to it by third-party authors under “open source” licenses. From time to time, there have been claims against companies that distribute or use open source software in their products and services, asserting that open source software infringes the claimants’ IP rights. Arqit could be subject to suits by parties claiming infringement of IP rights in what Arqit believes to be licensed open source software. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as, for example, open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some open source licenses contain requirements that Arqit makes available source code for modifications or derivative works Arqit creates based upon the type of open source software Arqit uses. If Arqit combines its proprietary software with open source software in a certain manner, Arqit could, under certain open source licenses, be required to release the source code of its proprietary software to the public. This would allow its competitors to create similar products with lower development effort and time and ultimately could result in a loss of product sales for Arqit.

Although Arqit monitors its use of open source software to avoid subjecting its products to conditions Arqit does not intend, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a way that, for example, could impose unanticipated conditions or restrictions on its ability to commercialize its products. In this event, Arqit could be required to seek licenses from third parties to continue offering its products, to make its proprietary code generally available in source code form, to re-engineer its products or to discontinue the sale of its products if re- engineering could not be accomplished on a timely basis, and Arqit’s business, financial condition and results of operations could be materially adversely affected.

Arqit’s intellectual property applications, including patent applications, may not be approved or granted or may take longer than expected to be approved, which may have a material adverse effect on its ability to prevent others from commercially exploiting products similar to its.

Arqit cannot be certain that it is the first inventor of the subject matter to which it has filed a particular patent application or if it is the first party to file such a patent application. The process of securing definitive patent protection can take five or more years. If another party has filed a patent application to the same subject matter as Arqit has, Arqit may not be entitled to some or all of the protection sought by the patent application. Arqit also cannot be certain whether the claims included in a patent application will ultimately be allowed in the applicable issued patent or the timing of any approval or grant of a patent application.

Further, the scope of protection of issued patent claims is often difficult to determine. As a result, Arqit cannot be certain that the patent applications that Arqit files will issue, or that its issued patents will afford protection against competitors with similar technology. In addition, if its competitors may design around its registered or issued intellectual property, Arqit’s business, financial condition and results of operations could be materially adversely affected.

In addition to patented technology, Arqit relies on unpatented proprietary technology, trade secrets, designs, experiences, work flows, data, processes, software and know-how.

Arqit relies on proprietary information (such as trade secrets, designs, experiences, work flows, data, know-how and confidential information) to protect intellectual property that may not be patentable or subject to copyright, trademark, trade dress or service mark protection, or that Arqit believes is best protected by means that do not require public disclosure. Arqit generally seeks to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with its employees, consultants, customers, contractors and third parties. However, Arqit may fail to enter into the necessary agreements, and even if entered into, such agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of its proprietary information, may be limited as to their term and may not provide adequate remedies in the event of unauthorized disclosure or use of proprietary information. Arqit has limited control over the protection of trade secrets used by its current or future manufacturing counterparties and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, its proprietary information may otherwise become known or be independently developed by its competitors or other third parties. To the extent that Arqit’s employees, consultants, customers, contractors, advisors and other third parties use intellectual property owned by others in their work for it, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time- consuming litigation could be necessary to enforce and determine the scope of its proprietary rights, and failure to obtain or maintain protection for its proprietary information could adversely affect its competitive business position. Furthermore, laws regarding trade secret rights in certain markets where Arqit operate may afford little or no protection to its trade secrets.

Arqit also relies on physical and electronic security measures to protect its proprietary information, but cannot provide assurance that these security measures will not be breached or provide adequate protection for its property. There is a risk that third parties may obtain and improperly utilize its proprietary information to its competitive disadvantage. Arqit may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce its intellectual property rights, and Arqit’s business, financial condition and results of operations could be materially adversely affected.

Arqit currently has and targets many customers that are large corporations with substantial negotiating power, exacting product and quality standards and potentially competitive internal solutions.

Many of Arqit’s existing and potential customers are large, multinational corporations with substantial negotiating power relative to it and, in some instances, may have internal solutions that may be competitive to its products. Many of these large, multinational corporations that are existing or potential customers also have significant development resources, which may allow them to acquire or develop independently, or in partnership with others, competitive technologies. Meeting the technical requirements of these companies will require a substantial investment of Arqit’s time and resources. If Arqit is unable to sell its products to these customers or is unable to enter into agreements with these customers on satisfactory terms, Arqit’s business, financial condition and results of operations could be materially adversely affected.

Arqit currently has a small number of customers, and its business could be materially and adversely affected if Arqit loses and is unable to replace any of those customers or if they are unable to pay their invoices.

Arqit is in the early stages of commercializing its business, and has a small number of customers. The loss of business from any of Arqit’s major customers (whether by lower overall demand for its products, cancellation of existing contracts or the failure to adopt its products or to award it new business) could have a material adverse effect on its business.

There is also a risk that one or more of Arqit’s major customers could be unable to pay its invoices as they become due or that a customer will simply refuse to make such payments if it experiences financial difficulties. If a major customer were to enter into bankruptcy proceedings or similar proceedings whereby contractual commitments are subject to stay of execution and the possibility of legal or other modification, Arqit could be forced to record a substantial loss.

The markets in which Arqit competes are characterized by rapid technological change, and competing product innovations could adversely affect market adoption of its products.

While Arqit has invested substantial resources in technological development, and believes that its product is a unique innovation, continuing technological changes in quantum technology and changes in the markets for its products could adversely affect adoption of its products, either generally or for particular applications. Arqit’s future success will depend upon its ability to develop and introduce a variety of new capabilities and innovations to its product offerings, as well as to introduce a variety of new product offerings, to address the changing needs of the markets in which Arqit offers its products. Delays in delivering new products that meet customer requirements could damage its relationships with customers and lead them to seek alternative sources of supply. Delays in introducing products and innovations, the failure to choose correctly among technical alternatives or the failure to offer innovative products or configurations at competitive prices may cause existing and potential customers to purchase its competitors’ products or turn to alternative technology.

If Arqit is unable to devote adequate resources to develop products or cannot otherwise successfully develop products or system configurations that meet customer requirements on a timely basis or that remain competitive with technological alternatives, its products could lose market share, its revenue could decline, and Arqit’s business, financial condition and results of operations could be materially adversely affected.

Arqit’s business depends substantially on the efforts of its executive officers and highly skilled personnel. Arqit needs to attract and retain a large number of skilled, specialized and dedicated employees in different jurisdictions in order to grow and manage its business, and if Arqit loses the services of existing key employees or fail to achieve its recruitment goals, its operations may be disrupted.

Competition for highly-skilled personnel is often intense and Arqit may incur significant costs to attract and retain highly-skilled personnel. Arqit may not be successful in attracting, integrating, or retaining qualified personnel to fulfill its current or future needs. As its business grows, Arqit will need to recruit a large number of skilled employees in different jurisdictions in which it operates and expects to expand into in the future. Experienced and highly skilled employees are in high demand, competition for these employees can be intense and Arqit’s ability to hire, attract and retain them depends on its ability to provide competitive compensation. Arqit will also need to expend significant time and expense to train the employees that it hires and it may struggle to retain employees, and its competitors may actively seek to hire skilled personnel away from it. If Arqit fails to attract new personnel or to retain and motivate its current personnel, its business and future growth prospects could be adversely affected.

Failure to comply with governmental trade controls, including export and import control laws and regulations, sanctions, and related regimes could subject Arqit to liability or loss of contracting privileges, limit its ability to compete in certain markets or harm its reputation with the governments.

Arqit’s products are subject to export controls in the U.S., U.K. and other jurisdictions, and Arqit incorporates encryption technology into its product offerings. Some of the underlying technology in Arqit’s products may be exported outside of these countries only with the required export authorizations, which may require a license, a license exception, or other appropriate government authorizations, including the filing of an encryption classification request or self-classification report.

Furthermore, its activities are subject to the economic sanctions, laws and regulations of the U.S. and other jurisdictions. Such controls prohibit the shipment or transfer of certain products and services without the required export authorizations or export to countries, governments, and persons targeted by applicable sanctions. Arqit takes precautions to prevent its offerings from being exported in violation of these laws, including: (i) seeking to proactively classify its platforms and obtain authorizations for the export and/or import of its platforms where appropriate, (ii) implementing certain technical controls and screening practices to reduce the risk of violations, and (iii) requiring compliance with U.S. export control and sanctions obligations in customer and vendor contracts. However, Arqit cannot guarantee the precautions it takes will prevent violations of export control and sanctions laws.

As discussed above, if Arqit misclassifies a product or service, export or provides access to a product or service in violation of applicable restrictions, or otherwise fails to comply with export regulations, Arqit may be denied export privileges or subjected to significant per violation fines or other penalties, and its platforms may be denied entry into other countries. Any decreased use of its platforms or limitation on its ability to export or sell its platforms would likely adversely affect its business, results of operations and financial condition. Violations of sanctions or export control laws can result in fines or penalties, including both civil and criminal penalties.

Arqit also notes that if it or its business partners or counterparties, including licensors and licensees, prime contractors, subcontractors, sublicensors, vendors, customers, or contractors, fail to obtain appropriate import, export, or re-export licenses or permits, notwithstanding regulatory requirements or contractual commitments to do so, or if Arqit fails to secure such contractual commitments where necessary, Arqit may also face reputational harm as well as other negative consequences, including government investigations and penalties.

Negative consequences for violations or apparent violations of trade control requirements may include the absolute loss of the right to sell Arqit’s platforms or services to the government of the U.S., or to other public bodies, or a reduction in its ability to compete for such sales opportunities. Further, complying with export control and sanctions regulations for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities.

Other countries in addition to the U.S. and U.K. also regulate the import and export of certain encryption and other technology, including import and export licensing requirements, and have enacted laws that could limit Arqit’s ability to distribute its products or could limit its end-customers’ ability to implement its products in those countries. Changes in Arqit’s products or future changes in export and import regulations may create delays in the introduction of its platform in international markets, prevent its end- customers with international operations from deploying its platform globally or, in some cases, prevent the export or import of its products to certain countries, governments, or persons altogether. From time to time, various governmental agencies have proposed additional regulation of encryption technology. Any change in export or import regulations, economic sanctions or related legislation, increased export and import controls, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of Arqit’s platform by, or in its decreased ability to export or sell its products to, existing or potential end-customers with international operations. If there is any limitation on its ability to export or sell its products, Arqit’s business, financial condition and results of operations could be materially adversely affected.

Arqit’s business is subject to government regulation, which mandates how Arqit may operate its business and may increase the cost of providing services and expanding into new markets.

Arqit’s ownership and operation of satellites (including the procurement of space licenses in respect of the launch of the satellites and obtaining and maintaining spectrum and orbital resources) and the sale of services from such system are subject to significant regulation in the U.S., U.K. and other jurisdictions. These rules and regulations may change, and such authorities may adopt regulations that limit or restrict its operations as presently conducted or currently contemplated. Such authorities may also make changes in the licenses of Arqit’s partners or competitors that affect their spectrum, and may significantly affect its business. Further, because regulations in each country are different, Arqit may not be aware if some of its partners or persons with whom Arqit does business do not hold the requisite licenses and approvals.

Failure to provide services in accordance with the terms of its licenses or to operate its satellites or ground stations as required by its licenses and applicable laws and government regulations could result in the imposition of government sanctions and/or monetary fines, including the suspension or cancellation of its licenses, and Arqit’s business, financial condition and results of operations could be materially adversely affected.

Failures, or perceived failures, to comply with privacy, data protection, and information security requirements in the jurisdictions in which Arqit operates may adversely impact its business, and such legal requirements are evolving and may require improvements in, or changes to, its policies and operations.

Arqit’s current and potential future operations and sales are subject to laws and regulations addressing privacy and the collection, use, storage, disclosure, transfer and protection of a variety of types of data. The primary data privacy laws applicable to Arqit include U.K. General Data Protection Regulation and the U.K. Data Protection Act of 2018. These regimes may, among other things, impose data security requirements, disclosure requirements, and restrictions on data collection, uses, and sharing that may impact its operations and the development of its business. Arqit’s products collect, store and process certain information and its products may evolve to collect additional information. Therefore, the full impact of these privacy regimes on its business is rapidly evolving across jurisdictions and remains uncertain at this time.

Arqit may also be affected by cyber-attacks and other means of gaining unauthorized access to its products, systems, and data. For instance, cyber criminals or insiders may target it or third parties with which Arqit has business relationships to obtain data, or in a manner that disrupts its operations or compromises its products or the systems into which its products are integrated.

Arqit continually assesses the evolving privacy and data security regimes and implements measures that Arqit believes are appropriate in response. Since these data security regimes are evolving, uncertain and complex, especially for a global business like Arqit’s, it may need to update or enhance its compliance measures as its products, markets and customer demands further develop, and these updates or enhancements may require implementation costs. In addition, Arqit may not be able to monitor and react to all developments in a timely manner and the compliance measures that Arqit adopts may prove ineffective.

Any failure, or perceived failure, to comply with current and future regulatory or customer-driven privacy, data protection, and information security requirements, or to prevent or mitigate security breaches, cyber-attacks, or improper access to, use of, or disclosure of data, or any security issues or cyber-attacks affecting Arqit, could result in significant liability, costs (including the costs of mitigation and recovery), and a material loss of revenue resulting from the adverse impact on Arqit’s reputation and brand, loss of proprietary information and data, disruption to its business and relationships, and diminished ability to retain or attract customers and business partners. Such events may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity, and could cause customers and business partners to lose trust in Arqit, and its business, financial condition and results of operations could be materially adversely affected.

Fluctuations in currency exchange rates may adversely affect Arqit’s business and result of operations.

Arqit’s functional currency is GBP and its reporting currency is U.S. dollars. Accordingly, fluctuations in the value of GBP relative to the U.S. dollar could affect its results of operations due to translational remeasurements. As its international operations expand, an increasing portion of its revenue and operating expenses will be denominated in non-GBP currencies. Accordingly, Arqit’s revenue and operating expenses will become increasingly subject to fluctuations due to changes in foreign currency exchange rates. If Arqit is not able to successfully hedge against the risks associated with currency fluctuations, Arqit’s business, financial condition and results of operations could be materially adversely affected.

Arqit’s warrants are accounted for as liabilities and the changes in value of the warrants could have a material effect on its financial results.

In April 2021, the staff of the SEC issued a statement, wherein they expressed their view that certain terms and conditions common to warrants issued by special purpose acquisition companies (“SPACs”) warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to being treated as equity. Specifically, the SEC’s statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the warrant agreement governing Arqit’s warrants. Considering the SEC statement and the application of IFRS 9 – Financial Instruments and IAS 32 – Financial Instruments: Presentation, Arqit has determined the warrants should be classified as derivative liabilities measured at fair value on its statement of financial position, with any changes in fair value to be reported each period in earnings on its statement of comprehensive income. As a result of the recurring fair value measurement, Arqit’s financial statements may fluctuate quarterly, based on factors which are outside of its control. Due to the recurring fair value measurement, Arqit expects that it will recognize non-cash gains or losses on its warrants each reporting period and that the amount of such gains or losses could be material.

Interruption or failure of Arqit’s information technology and communications systems could impact its ability to effectively provide its products and services.

The availability and effectiveness of Arqit’s services depend on the continued operation of information technology and communications systems. Its systems will be vulnerable to damage or interruption from, among others, physical theft, fire, terrorist attacks, natural disasters, power loss, war, telecommunications failures, viruses, denial or degradation of service attacks, ransomware, social engineering schemes, insider theft or misuse or other attempts to harm its systems. Arqit utilizes reputable third-party service providers or vendors for all of its IT and communications sytems, and these providers could also be vulnerable to harms similar to those that could damage its systems, including sabotage and intentional acts of vandalism causing potential disruptions. Some of its systems will not be fully redundant, and its disaster recovery planning cannot account for all eventualities. Any problems with its third-party cloud hosting providers could result in lengthy interruptions in its business. In addition, Arqit’s services and functionality are highly technical and complex technology which may contain errors or vulnerabilities that could result in interruptions in its business or the failure of its systems.

If any of Arqit’s third parties’ systems, its customers’ cloud or on-premises environments, or its internal systems are breached or if unauthorized access to customer or third-party data is otherwise obtained, public perception of its business may be harmed, and Arqit may lose business and incur losses or liabilities.

Arqit’s success depends in part on its ability to provide effective data security protection in connection with its platforms and services, and Arqit relies on information technology networks and systems to securely store, transmit, index, and otherwise process electronic information. Because its platforms and services are used by its customers to encrypt large data sets that often contain proprietary, confidential, and/or sensitive information (including in some instances personal or identifying information and personal health information), its software is perceived as an attractive target for attacks by computer hackers or others seeking unauthorized access, and its software faces threats of unintended exposure, exfiltration, alteration, deletion, or loss of data. Additionally, because many of Arqit’s customers use its platforms to store, transmit, and otherwise process proprietary, confidential, or sensitive information, and complete mission critical tasks, they have a lower risk tolerance for security vulnerabilities in its platforms and services than for vulnerabilities in other, less critical, software products and services.

Arqit, and the third-party vendors upon which Arqit relies, have experienced, and may in the future experience, cybersecurity threats, including threats or attempts to disrupt its information technology infrastructure and unauthorized attempts to gain access to sensitive or confidential information. Its and its third-party vendors’ technology systems may be damaged or compromised by malicious events, such as cyberattacks (including computer viruses, malicious and destructive code, phishing attacks, and denial of service attacks), physical or electronic security breaches, natural disasters, fire, power loss, telecommunications failures, personnel misconduct, and human error. Such attacks or security breaches may be perpetrated by internal bad actors, such as employees or contractors, or by third parties (including traditional computer hackers, persons involved with organized crime, or foreign state or foreign state-supported actors).

Cybersecurity threats can employ a wide variety of methods and techniques, which may include the use of social engineering techniques, are constantly evolving, and have become increasingly complex and sophisticated; all of which increase the difficulty of detecting and successfully defending against them.

Furthermore, because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until after they are launched against a target, Arqit and its third-party vendors may be unable to anticipate these techniques or implement adequate preventative measures. Although prior cyberattacks directed at Arqit have not had a material impact on its financial results, and Arqit is continuing to bolster its threat detection and mitigation processes and procedures, Arqit cannot guarantee that future cyberattacks, if successful, will not have a material impact on its business or financial results. While Arqit has security measures in place to protect its information and its customers’ information and to prevent data loss and other security breaches, there can be no assurance that Arqit will be able to anticipate or prevent security breaches or unauthorized access of its information technology systems or the information technology systems of the third-party vendors upon which Arqit relies. Despite its implementation of network security measures and internal information security policies, data stored on personnel computer systems is also vulnerable to similar security breaches, unauthorized tampering or human error.

Many governments have enacted laws requiring companies to provide notice of data security incidents involving certain types of data, including personal data. In addition, most of Arqit’s customers contractually require Arqit to notify them of data security breaches. If an actual or perceived breach of security measures, unauthorized access to its system or the systems of the third-party vendors that Arqit rely upon, or any other cybersecurity threat occurs, Arqit may face direct or indirect liability, costs, or damages, contract termination, its reputation in the industry and with current and potential customers may be compromised, its ability to attract new customers could be negatively affected, and its business, financial condition, and results of operations could be materially and adversely affected.

Further, unauthorized access to Arqit’s or its third-party vendors’ information technology systems or data or other security breaches could result in the loss of information; significant remediation costs; litigation, disputes, regulatory action, or investigations that could result in damages, material fines, and penalties; indemnity obligations; interruptions in the operation of its business, including its ability to provide new product features, new platforms, or services to its customers; damage to its operation technology networks and information technology systems; and other liabilities. Moreover, its remediation efforts may not be successful. Any or all of these issues, or the perception that any of them have occurred, could negatively affect Arqit’s ability to attract new customers, cause existing customers to terminate or not renew their agreements, hinder Arqit’s ability to obtain and maintain required or desirable cybersecurity certifications, and result in reputational damage, any of which could materially adversely affect its results of operations, financial condition, and future prospects. There can be no assurance that any limitations of liability provisions in Arqit’s license arrangements with customers or in its agreements with vendors, partners, or others would be enforceable, applicable, or adequate or would otherwise protect it from any such liabilities or damages with respect to any particular claim.

Arqit maintains cybersecurity insurance and other types of insurance, subject to applicable deductibles and policy limits, but its insurance may not be sufficient to cover all costs associated with a potential data security incident. Arqit also cannot be sure that its existing general liability insurance coverage and coverage for cyber liability or errors or omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against Arqit that exceed available insurance coverage, or the occurrence of changes in its insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could result in its business, financial condition and results of operations being materially adversely affected.

If Arqit’s network and products do not interoperate with its customers’ internal networks and infrastructure or with third-party products, websites, or services, its network may become less competitive and its results of operations may be harmed.

Arqit’s network and products must interoperate with its customers’ existing internal networks and infrastructure. These complex internal systems are developed, delivered, and maintained by the customer and a myriad of vendors and service providers. As a result, the components of its customers’ infrastructure have different specifications, rapidly evolve, utilize multiple protocol standards, include multiple versions and generations of products, and may be highly customized. Arqit must be able to interoperate and provide products to customers with highly complex and customized internal networks, which requires careful planning and execution between its customers, its customer support teams and, in some cases, its channel partners.

Further, when new or updated elements of its customers’ infrastructure or new industry standards or protocols are introduced, Arqit may have to update or enhance its network to allow it to continue to provide its products to customers.

Arqit may not deliver or maintain interoperability quickly or cost-effectively, or at all. These efforts require capital investment and engineering resources. If Arqit fails to maintain compatibility of its network and products with its customers’ internal networks and infrastructures, its customers may not be able to fully utilize its network and products, and Arqit may, among other consequences, lose or fail to increase its market share and number of customers and experience reduced demand for its products, and its business, financial condition and results of operations could be materially adversely affected.

Risks Related to Ownership of Ordinary Shares and Warrants

It may be difficult to enforce judgments obtained against Arqit or its directors and officers in U.S. courts, to effect service of process on it or its directors or officers, and to recover in civil proceedings in the U.K. or elsewhere for U.S. securities law violations.

The majority of Arqit’s directors and executive officers reside outside of the U.S., and most of its assets and most of the assets of these persons are located outside of the U.S.. Therefore, a judgment obtained against Arqit, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the U.S. and may not be enforced by courts in other jurisdictions. It may also be difficult for its shareholders to effect service of process on these persons in the U.S. or to assert U.S. securities law claims in original actions instituted in the U.K. or elsewhere. U.K. courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that U.K. is not the most appropriate forum in which to bring such a claim. In addition, even if a U.K. court agrees to hear a claim, it may determine that U.K. law, instead of U.S. law, is applicable to the claim. As a result of potential difficulties associated with enforcing a judgment against Arqit, its shareholders may not be able to collect any damages awarded by either a U.S. or foreign court.

Because Arqit is incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.

Arqit is an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for shareholders to effect service of process within the United States upon the directors or executive officers of Arqit, or enforce judgments obtained in the United States courts against the directors or officers of Arqit.

The corporate affairs of Arqit are governed by Arqit’s amended and restated memorandum and articles of association, the Cayman Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of the directors of Arqit under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of Arqit shareholders and the fiduciary responsibilities of Arqit directors under Cayman

Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less prescriptive body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholders’ derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like Arqit have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies. Arqit directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce against Arqit judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state, and (ii) in original actions brought in the Cayman Islands, to impose liabilities against Arqit predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, shareholders of Arqit may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board or our controlling shareholders than they would as public shareholders of a United States company.

The grant and future exercise of registration rights may adversely affect the market price of Arqit ordinary shares.

Pursuant to the Registration Rights Agreement and the Subscription Agreements described elsewhere in this Annual Report, certain shareholders can each demand that Arqit register their registrable securities under certain circumstances and will each have piggyback registration rights for these securities in connection with certain registrations of securities that Arqit undertakes. Arqit will bear the cost of registering these securities.

As of October 12, 2021, 2,148,430 ordinary shares were unrestricted and Arqit’s registration statement on Form F-1 (File No. 333-259982) (the “Resale Registration Statement”) registering the resale by shareholders of 117,925,000 ordinary shares became effective. The shareholders who registered shares for resale under the Resale Registration Statement have registration rights under the Registration Rights Agreement and the Subscription Agreements, and some of such shares are subject to the Lock-Up Agreements. The registration of these securities permits the public sale of such securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of Arqit ordinary shares.

Certain shareholders that own a significant percentage of Arqit may have interests that conflict with Arqit’s or yours in the future.

Two shareholders of Arqit beneficially own approximately 43.4% of the outstanding Arqit ordinary shares. See “Beneficial Ownership of Securities.” For so long as these shareholders continue to own a significant percentage of Arqit ordinary shares, they will be able to significantly influence or effectively control the composition of the Arqit board of directors and the approval of actions requiring shareholder approval through their voting power. Accordingly, for such period of time, these shareholders will have significant influence with respect to Arqit’s management, business plans and policies, including the appointment and removal of Arqit’s officers. In particular, for so long as these shareholders continue to own a significant percentage of the outstanding Arqit ordinary shares, they will be able to cause or prevent a change of control of Arqit or a change in the composition of Arqit’s board of directors and could preclude any unsolicited acquisition of Arqit. The concentration of ownership could deprive you of an opportunity to receive a premium for your Arqit ordinary shares as part of a sale of Arqit and ultimately might affect the market price of the Arqit ordinary shares.

The price of Arqit’s ordinary shares may be volatile.

The price of Arqit’s ordinary shares may fluctuate due to a variety of factors, including:

●	actual or anticipated fluctuations in its quarterly and annual results and those of other public companies in industry; mergers and strategic alliances in the industry in which it operates;
●	market prices and conditions in the industry in which it operates;
●	changes in government regulation;
●	potential or actual military conflicts or acts of terrorism;
●	the failure of securities analysts to publish research about us, or shortfalls in its operating results compared to levels forecast by securities analysts;
●	announcements concerning Arqit or its competitors; and
●	the general state of the securities markets.

These market and industry factors may materially reduce the market price of Arqit’s ordinary shares, regardless of its operating performance.

Reports published by analysts, including projections in those reports that differ from Arqit’s actual results, could adversely affect the price and trading volume of its ordinary shares.

The trading market for the Ordinary Shares is and will be influenced by the research and reports that securities or industry analysts publish about Arqit or its business. Projections by such securities or industry analysts may vary widely and may not accurately predict the results Arqit actually achieves. Arqit’s share price may decline if its actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on Arqit downgrades its stock or publishes inaccurate or unfavorable research about its business, its share price could decline. If one or more of these analysts ceases coverage of Arqit or fails to publish reports on it regularly, its share price or trading volume could decline. While Arqit’s management expects research analyst coverage, if no analysts commence coverage of Arqit, the trading price and volume for its ordinary shares could be adversely affected.

If Arqit were a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes for any taxable year, U.S. investors could be subject to adverse U.S. federal income tax consequences.

If Arqit were a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section entitled “United States Federal Income Tax Considerations”) of Arqit’s ordinary shares or warrants, the U.S. Holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. As of the date hereof, Arqit has not made a determination as to its PFIC status for its most recent taxable year or its current taxable year. Arqit’s possible status as a PFIC is determined on an annual basis based on the composition of its assets, income, activities and market capitalization (which, depending on Arqit’s stock price, may fluctuate significantly) in the relevant taxable year and therefore may be subject to change. Accordingly, there can be no assurance that Arqit is not a PFIC for any taxable year. If Arqit is a PFIC during such U.S. Holder’s holding period for the ordinary shares or warrants, unless the U.S. Holder makes certain elections, Arqit will continue to be treated as a PFIC with respect to such U.S. Holder, even if it ceases to be a PFIC in future taxable years. U.S. Holders are urged to consult their own tax advisors regarding the possible application of the PFIC rules to holders of Arqit securities. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see “United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

Risks Related to Being a Public Company

Arqit’s management team has limited experience managing and operating a U.S. public company.

Most of the members of Arqit’s management team have limited experience managing and operating a U.S. publicly traded company, interacting with U.S. public company investors, and complying with the increasingly complex laws pertaining to U.S. public companies. Its transition to being a U.S. public company subjects Arqit to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from its senior management and could divert their attention away from the day-to-day management of its business. Arqit may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of U.S. public companies. The development and implementation of the standards and controls necessary for Arqit to achieve the level of accounting standards required of a public company may require costs greater than expected. To support its operations as a U.S. public company, Arqit plans to hire additional employees, which will increase its operating costs in future periods. Should any of these factors materialize, Arqit’s business, financial condition and results of operations could be adversely affected.

If Arqit fails to maintain an effective system of disclosure controls and internal control over financial reporting, its ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a U.S. public company, Arqit is subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the rules and regulations of the applicable listing standards of Nasdaq subject to applicable exemptions as long as Arqit qualifies as Foreign Private Issuer and Emerging Growth Company. Arqit’s management expects that the requirements of these rules and regulations will continue to increase its legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on its personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that Arqit maintains effective disclosure controls and procedures and internal control over financial reporting. In particular, Section 404 of the Sarbanes-Oxley Act requires Arqit to perform system and process evaluation and testing of its internal control over financial reporting to allow Arqit’s management to report on the effectiveness of its internal control over financial reporting (beginning with Arqit’s annual report on Form 20-F for the fiscal year ending September 30, 2022), and to allow Arqit’s independent registered public accounting firm to attest to the effectiveness of such control (once Arqit becomes an accelerated filer). As an emerging growth company, Arqit’s management expects to avail itself of the exemption from the requirement that its independent registered public accounting firm attest to the effectiveness of its internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. See “— As an “emerging growth company,” Arqit cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make the Arqit ordinary shares less attractive to investors.” However, Arqit may no longer avail itself of this exemption when it ceases to be an emerging growth company. At such time, Arqit’s independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which its internal control over financial reporting is documented, designed or operating.

As a public company, Arqit will be required to provide an annual management report on the effectiveness of its internal control over financial reporting commencing with its second annual report on Form 20-F. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on Arqit’s business, results of operations and financial condition and could cause a decline in the trading price of the Arqit ordinary shares.

As a foreign private issuer, Arqit is exempt from a number of rules under the U.S. securities laws and is permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of the Arqit ordinary shares.

Arqit is a foreign private issuer, as such term is defined in Rule 405 under the Securities Act, however, under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to Arqit on March 31, 2022.

As a foreign private issuer, Arqit is not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, Arqit is exempt from certain rules under the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act (including the requirement applicable to emerging growth companies to disclose the compensation of its Chief Executive Officer and the other two most highly compensated executive officers on an individual, rather than an aggregate, basis). In addition, Arqit’s officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of its securities. Moreover, while Arqit’s management expects to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, it will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Furthermore, Arqit ordinary shares are not listed on any market in the Cayman Islands and Arqit does not currently intend to list its ordinary shares on any market in the Cayman Islands, Arqit’s home country. As a result, Arqit is not subject to the reporting and other requirements of companies listed in the Cayman Islands. Accordingly, there may be less publicly available information concerning Arqit’s business than there would be if Arqit were a public company organized in the United States.

Arqit may lose its foreign private issuer status in the future, which could result in significant additional cost and expense.

In the future, Arqit would lose its foreign private issuer status if a majority of its shareholders, directors or management are U.S. citizens or residents and it fails to meet additional requirements necessary to avoid loss of foreign private issuer status. Although Arqit’s management has elected to comply with certain U.S. regulatory provisions, its loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to Arqit under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If Arqit is not a foreign private issuer, it will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. Arqit would also have to mandatorily comply with U.S. federal proxy requirements, and its officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. Arqit may also be required to modify certain of its policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, Arqit may lose its ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

Arqit has incurred and expects to continue to incur increased costs and obligations as a result of being a public company.

As a publicly traded company, Arqit has incurred and expects to continue to incur significant legal, accounting and other expenses that it was not required to incur in the recent past, particularly after it is no longer an “emerging growth company” as defined under the JOBS Act. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated and to be promulgated thereunder, as well as under the Sarbanes-Oxley Act, the JOBS Act, and the rules and regulations of the SEC and national securities exchanges have created uncertainty for public companies and increased the costs and the time that Arqit’s board of directors and management must devote to complying with these rules and regulations. Arqit’s management expects these rules and regulations to increase its legal and financial compliance costs and lead to a diversion of management time and attention from revenues generating activities.

Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from its focus on Arqit’s business strategy, which could prevent Arqit from improving its business, results of operations and financial condition. Arqit has made, and will continue to make, changes to its internal controls and procedures for financial reporting and accounting systems to meet its reporting obligations as a publicly traded company. However, the measures it takes may not be sufficient to satisfy Arqit’s obligations as a publicly traded company.

For as long as Arqit remains an “emerging growth company” as defined in the JOBS Act, it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” Arqit may remain an “emerging growth company” until the September 2, 2026 (the fifth anniversary of the closing of the merger of Centricus with and into the Arqit) or until such earlier time that it has more than $1.07 billion in annual revenues, have more than $700 million in market value of Arqit’s ordinary shares held by non-affiliates, or issue more than $1.00 billion of non-convertible debt over a three- year period. Further, there is no guarantee that the exemptions available to Arqit under the JOBS Act will result in significant savings. To the extent Arqit’s management chooses not to use exemptions from various reporting requirements under the JOBS Act, Arqit will incur additional compliance costs, which may impact earnings.

As an “emerging growth company,” Arqit cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make the Arqit ordinary shares less attractive to investors.

Arqit is an “emerging growth company,” as defined in the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to obtain an assessment of the effectiveness of its internal controls over financial reporting from its independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act. Additionally, to the extent that Arqit ceases to become a foreign private issuer, emerging growth company status would allow it to include reduced disclosure obligations regarding executive compensation in its periodic reports and to be exempt from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Arqit’s management cannot predict if investors will find its Arqit ordinary shares less attractive because it will rely on these exemptions. If some investors find Arqit’s ordinary shares less attractive as a result, there may be a less active market for the Arqit ordinary shares and its share price may be more volatile.

If Arqit does not develop and implement all required accounting practices and policies, it may be unable to provide the financial information required of a U.S. publicly traded company in a timely and reliable manner.

If Arqit fails to develop and maintain effective internal controls and procedures and disclosure procedures and controls, it may be unable to provide financial information and required SEC reports that a U.S. publicly traded company is required to provide in a timely and reliable fashion. Any such delays or deficiencies could penalize Arqit, including by limiting its ability to obtain financing, either in the public capital markets or from private sources and hurt its reputation and could thereby impede its ability to implement its growth strategy.

ITEM 4. INFORMATION ON THE COMPANY

4.A. HISTORY AND DEVELOPMENT OF THE COMPANY

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

On May 12, 2021, the Company entered into a business combination agreement with Centricus Acquisition Corp. (“Centricus”), Centricus Heritage LLC, a Cayman Islands limited liability company, solely in its capacity as Centricus’ representative, Arqit Limited, a company limited by shares incorporated in England, David John Williams, solely in his capacity as the Arqit Limited shareholders’ representative, and the shareholders of Arqit Limited party thereto (the “Business Combination Agreement”). Pursuant to the Business Combination Agreement, (i) on September 2, 2021, Centricus merged with and into the Company (the “Merger”), with the Company surviving the merger, and the security holders of Centricus (other than security holders of Centricus electing to redeem their Centricus ordinary shares) became security holders of the Company, and (ii) on September 3, 2021, the Company acquired all of the issued and outstanding share capital of Arqit Limited from the shareholders of Arqit Limited in exchange for ordinary shares of the Company, such that Arqit Limited is a direct wholly owned subsidiary of the Company (the “Share Acquisition” and, together with the Merger, the “Business Combination”).

On May 12, 2021, concurrently with the execution of the Business Combination Agreement, the Company and Centricus entered into subscription agreements with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe for and purchase, and Arqit agreed to issue and sell to such PIPE Investors, an aggregate of 7,100,000 ordinary shares of the Company at $10.00 per share for gross proceeds of $71,000,000 (the “PIPE Financing”). The PIPE Financing closed on September 3, 2021 immediately after the Business Combination.

Following the closing of the PIPE Financing, and after giving effect to redemptions of shares by shareholders of Centricus and payment of transaction expenses, the transactions described above generated approximately $96 million for Arqit. Arqit’s ordinary shares and warrants trade on Nasdaq under the symbols “ARQQ” and “ARQQW”, respectively.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of equity securities. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

4.B. BUSINESS OVERVIEW

Overview

Arqit is a cybersecurity company that has pioneered a unique quantum encryption technology which makes the communications links of any networked device secure against current and future forms of cyber attack — even an attack from a quantum computer. Arqit’s product, called QuantumCloud™, creates unbreakable software encryption keys that are low cost and easy to use with no new hardware required. The software has universal application to every edge device and cloud machine in the world. Arqit has not only invented a ground-breaking new quantum protocol, but it has also found a way to translate the benefits of quantum security to end point devices.

Arqit’s solution combines world-leading innovation in two areas: a new form of quantum satellite and a software agent that can be downloaded onto any device. Arqit’s quantum satellite technology solves all previously known problems of quantum key distribution and puts identical copies of quantum safe keys into each data center in a network. The data centers use these keys to create secure channels between them — an outer perimeter of quantum safety that Arqit calls the QuantumCloud™. A second innovation is a small software agent downloaded from the QuantumCloud™ onto any form of device or integrated into any piece of software. By exchanging information with the QuantumCloud™, which moderates a key agreement process with all parties involved in a unique way, this software agent is able to create new symmetric encryption keys in partnership with any other device or cloud machine, or in large groups of devices. Keys are never “delivered”, they are created, and so they cannot be intercepted. They are created at the end points in a manner that means they can never be known by a third party, and can be used only once if necessary and replaced infinitely. The service is sold and fulfilled on a self-service basis in the cloud making it an easily scalable business model.

Until recently, Arqit has been a development stage company, however during the fiscal year ended September 30, 2021, it began commercializing its products. Arqit has already signed major, long-term contracts for its services with large companies and government institutions, and is in the process of undertaking pilot phases that are required to be completed with each of its customers. Prior to launch of its satellites, Arqit’s quantum encryption platform, QuantumCloud™, will use machines in data centers to generate a terrestrial simulation of the quantum satellite technology. By 2023, it plans to launch its first two quantum satellites, which will generate a significant increase in the level of security offered by the end-to-end system.

Arqit’s current customers include the UK Government, the European Space Agency, BT plc, and Sumitomo Corporation. Many companies like Verizon, BP, NEOM, Juniper, Dentons, Northrup Grumman and Iridium have contracted to test the use of Arqit’s technologies in different use cases.

Market Opportunity

Arqit believes that there will be significant market opportunities for its innovative products as a result of an expected transformation in the cyber encryption industry over the next decade. Public key infrastructure or “PKI” is currently the most widely-used cyber encryption technology. However, PKI is becoming less secure as new technologies develop, and is not secure against quantum computers, which are expected to be of sufficient scale to break PKI within the next few years.

For example, the U.S. Department of Commerce’s National Institute of Standards and Technology (the “NIST”), which leads efforts on mitigation of the quantum threat to cyber security, published a report in April 2021, “Getting Ready for Post-Quantum Cryptography: Exploring Challenges Associated with Adopting and Using Post-Quantum Cryptographic Algorithms”, in which it expressed concern that the alternatives currently proposed for making PKI stronger do not offer a sufficiently adequate or timely solution. Regarding the near term threat of quantum computers to cyber security, the NIST noted, “all secret symmetric keys and private asymmetric keys that are now protected using current public-key algorithms, as well as the information protected under those keys, will be subject to exposure,” and that “any information still considered to be private or otherwise sensitive will be vulnerable to exposure and undetected modification.”

Therefore, consumers, businesses and governments across all geographies and industries will likely need to replace the existing cyber encryption technology used in almost all electronic interfaces in order to maintain cyber security. Symmetric encryption keys are secure against quantum computers. However, to date there has been no secure way to create and distribute symmetric keys electronically. In regards to available alternatives, the NIST stated, “There are multiple candidate classes for post-quantum cryptography. Unfortunately, each class has at least one requirement for secure implementation that makes drop-in replacement unsuitable.”

Arqit believes that it has developed an almost universal solution to previously identified issues with delivery of symmetric encryption keys. Arqit’s pioneering technology provides a simple, cost-effective and secure way to create and distribute symmetric keys electronically that can be applied universally across geographies, industries and devices, making it well placed to take advantage of this significant upcoming market opportunity.

Total Addressable Market

According to Gartner, it is estimated that the global addressable market for information security services will be $233.0 billion by the end of 2025. New opportunities for growth are also expected in government, defense, telecoms, financial services, Internet of Things and connected car markets. Arqit believes that every connected service is vulnerable to current and future attacks on PKI, in particular by quantum computers in the near to mid-term. This vulnerability will affect cyber security on every connected end point, network device and cloud machine globally, and Arqit believes that its product is the only known way to effectively distribute a cyber encryption methodology that is secure against quantum computer attack. As a result, Arqit has assumed that the entire information security market represents its total addressable market. Arqit’s estimates of its total addressable market are limited by a lack of reliable data on the government and Internet of Things markets, which are therefore excluded from its total addressable market estimate, but which Arqit expects to be two of its key markets in the future.

_________
Source: Calculations performed, and charts/graphics created, by Arqit based on Gartner, Inc. research. Gartner, Inc., Forecast: Information Security and Risk Management, Worldwide, 2019-2025, 2Q21 Update, September 27, 2021. The Gartner content described herein (the “Gartner Content”) represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Gartner Content speaks as of its original publication date (and not as of the date of this Annual Report), and the opinions expressed in the Gartner Content are subject to change without notice.

Arqit has successfully targeted companies in several of these sectors, and now intends to further expand into others given its products are highly relevant to all sub-segments.

Arqit’s Technology

Encryption is the foundation of the communications technology we use. However, the technology we rely on for encryption in most cases was developed over 20 years ago. There are vulnerabilities in this technology already, and near term developments in digital technology and quantum computing will significantly increase risks.

The origins of encryption are in symmetric encryption keys — long truly random numbers. The number of permutations involved in guessing a 256 digit symmetrical key is estimated to be equal to all of the atoms in the Milky Way. The fastest computer known would take more than the age of the universe to perform this guess. And because there are no mathematics involved in creating a random number, even a quantum computer will offer no meaningful advantage in speeding this up.

Therefore symmetric encryption keys are computationally secure, but to date there has been no secure way to create and distribute symmetric keys electronically. As a result, “public key infrastructure” or “PKI” was invented, which involves two parties sharing the performance of a calculation which is difficult to emulate in a practical time period. The internet has driven the adoption of PKI, not because it was the most secure, but because it was flexible enough to be reverse engineered into something that was already created. PKI is a flexible tool, but it is vulnerable to attack, especially given the development of the Internet of Things, cloud-based interfaces and other transformational technologies.

The problem will imminently become more profound because, unlike symmetric encryption keys, PKI will be vulnerable to quantum computer attack. Although quantum computers are currently operating at relatively modest scale, quantum computers of sufficient scale to break PKI may be available within a few years.

The universal and long-term answer to this threat is not to make the mathematics used in PKI more difficult given it is not sustainable or practical to try to defeat an infinitely capable computing machine. The answer lies in finding a secure way to create and distribute symmetric encryption keys, which is what Arqit has invented.

Arqit has found a way to create symmetric encryption keys at end points when they are needed, at scale, securely, at any kind of end point device and in groups of any size. With Arqit’s technology, symmetric encryption keys are never “delivered”, they are created at endpoints, and so they cannot be intercepted.

The method for key creation relies on the unique ability of the ARQ19 satellite protocol to put identical copies of symmetric “root” keys to any location in the world, specifically data centers which host the Arqit QuantumCloud™ system. End point devices are able to securely authenticate into QuantumCloud™ at different data centers which then moderate a key creation process by sharing cryptographic information with the end points. From the combination of elements of shared secrets that can be shared by the parties, the end points are then able to create a new shared symmetric encryption. Prior to Arqit’s planned satellite launches in 2023, the source of root keys used in data centers will occur through terrestrial transmission which is secure but not quantum safe. By 2023, Arqit intends to upgrade its transmission to satellite, which will provide provable security in the delivery of key data into the data centers as a result of its ARQ19 algorithm. The end point keys are then created in a manner that means that no third party can ever know them and they are computationally secure even against a quantum attack. The ability to use symmetric encryption keys inside an AES256 algorithm is already incorporated in all standard networking software systems, and therefore Arqit’s product is very simple to implement.

The Arqit technology includes three areas of innovation:

●	Quantum Key Infrastructure. Arqit embeds random number sources in QuantumCloud™ which provides the source for key creation. The key creation is done through a new quantum protocol that Arqit has invented called ARQ19 which solves most of the known problems with “quantum key distribution” or “QKD”, and replaces it with a new concept called “quantum key infrastructure” or “QKI”. Through QKI, the system does not distribute keys, it distributes quantum random numbers which are an input into a key creation process involving other areas of Arqit proprietary classical cryptography.
●	QuantumCloudTM Software. Arqit’s QuantumCloud™ software shares data across multiple data centers, encrypting each piece of data uniquely using a management layer which never knows the customer data.
●	End Point Security. Arqit invented a novel form of end point security called “distributed secure communications cryptography” or “DSCC” whereby end points can create initial symmetric key- protected channels and limitless group or session keys. The end points rely on the QuantumCloudTM platform to deliver random number sources but create keys themselves, such that the keys are always unknowable by any third party. Arqit’s ARQ19 protocol is a fundamental cryptographical discovery, and its DSCC invention allows quantum cryptography to be commercialized for the mass market.

Quantum Key Infrastructure

Arqit technology is not “quantum key distribution” or “QKD”. Arqit invented a new quantum algorithm called ARQ19 which solves all known problems with QKD and replaces it with a new concept called “quantum key infrastructure” or “QKI” whereby the system does not distribute keys, it distributes quantum random numbers which are an input into a key creation process involving other areas of Arqit proprietary classical cryptography. Keys are not distributed, they are created on the end point or edge devices, with some assistance/moderation from third parties, but can never be known by third party devices other than intended key partner groups.

At the root of the solution to the encryption challenge is the “key distribution” problem. Although symmetric encryption keys are computationally secure, to date there has been no secure way to create and distribute those keys electronically. “Quantum key distribution” or “QKD” was first proposed as a solution in the 1980s. The laws of physics tell us that an eavesdropper cannot intercept, read and use quantum information, therefore we know with certainty that it cannot be stolen and used. One method of QKD is through the use of fiber optics, however there are significant limitations on the physical length of the fiber, which makes it impractical for large scale adoption. The use of satellites for QKD overcomes that problem, but still has known limitations.

The basic principle of satellite QKD relies upon encoding random numbers on board a satellite into the quantum mechanical properties of individual photons. These are transmitted from space to earth in the form of a laser beam and are received by an “optical ground receiver” or “OGR” containing a telescope and a quantum detector. Two recipients will each host an OGR, receive the same quantum information, and each down convert it to digital bits. After reaching agreement on which bits of information they both received in common (information transmitted attenuates in transit when it hits other particles), they store the information in the form of digital keys consisting of a long string of randomly created and securely delivered ones and zeros to be used in encrypting and decrypting data across any classical internet communications channel.

Satellite QKD, however, has several protocol and implementation flaws that need to be overcome before it is commercially viable. In the currently known satellite QKD science, there are two practical protocols, called “decoy state” and “entangled photon.”

●	Decoy State Protocol: In the decoy state protocol, or “BB84”, when the satellite moves over head it sends key data to the “A” OGR. It then stores the key and continues in its orbit until it is over the “B” OGR and then sends the key data again. This means that the satellite can distribute keys globally. But because it remembers the key during transit between A and B, theoretically the satellite could be attacked in transit and the key could be copied. Therefore, using this protocol symmetric encryption keys can be distributed globally, but cannot be called “provably secure”.
●	Entangled Photon Protocol: In the entangled photon protocol or “E91” and “E92”, the satellite sends key data using two transmitters simultaneously to the A OGR and the B OGR. Thus, the satellite does not need to remember the key and it cannot be intercepted in transit. However, in order to use this protocol, A and B must simultaneously be in direct line of sight of the satellite. From a low orbit of 750 km, the A and B point cannot be further than approximately 700 km from each other. Thus, in this protocol, keys cannot be sent globally, however they are “provably secure.” This protocol also has impractically high loss rate to be of significant utility even in limited geographies.

Therefore, to date, symmetric encryption keys could be sent through satellite QKD either globally or in a provably secure way, but not both, which is a material drawback for practical use.

Arqit’s invention — the ARQ19 algorithm — permits random numbers to be sent globally and in a provably secure manner. Using Arqit’s proprietary technology, the satellite sends random numbers which OGRs use to create keys in a manner which is entirely isolated from the satellite or any other infrastructure. Thus, the only entities that can ever know the keys created are the two OGRs involved in doing so. This means that the ARQ19 protocol is entirely secure against third parties, which is a novel class of cryptographic service.

In addition, there are two main practical implementation flaws that impact the commercial usability of satellite QKD, but which Arqit’s QKI technology has solved:

●	Limited Throughput: Prior experiments demonstrate a satellite key throughput of around 1 kilobit per second. This is not a high enough volume of keys to be reliable or practically usable. The Arqit system is currently capable of delivering a maximum throughput of 1.75 megabit per second. The two- satellite system, in its average performance mode with small telescopes, is expected to deliver sufficient random numbers to facilitate the creation of 2 quadrillion end point key pairs per annum.
●	Network Size: Satellite QKD science is based on creating key pairs shared by two locations. Although this works well in a diagram, the reality of the internet is that there are many endpoints that would need to share keys; the internet does not consist of pairs of communicators. For satellite QKD to be useful it must be possible for the same keys to be distributed to large numbers of locations. Arqit’s ARQ19 algorithm allows an unlimited number of locations with an OGR to create shared group keys in a provably secure manner. This allows large data center networks to have common group keys, and this is fundamental to the ability of DSCC to create group keys with large numbers of devices distributed around the world.

QuantumCloudTMPlatform

The QuantumCloudTM is a Platform as a Service or “PaaS” that creates a secure global mesh between different cloud providers and on-premises data centers around the globe. QuantumCloudTM supplies the platform that enables end points to share data securely for the creation of new keys. It also allows Arqit to provide highly secure services for customers to store, communicate and sign their data. This PaaS architecture means that our customers can easily integrate quantum safe cryptographic services into new or existing platforms.

Arqit can extend this secure platform to give customers access to their keys, in a quantum safe manner anywhere in the globe. QuantumCloudTM uses different quantum keys at every layer of infrastructure and with each piece of data. The system ensures that data centers only communicate across quantum safe channels. Within these channels, a form of technology divides data into separate pieces for storage across different data centers, and orders and records encrypted addresses at which the different pieces are stored. Transactions are signed with quantum keys and layered into this technology. Quantum keys are moved inside the QuantumCloudTM using a novel symmetric key algorithm called “ARQ20”, which Arqit has patent pending for use exclusively within QuantumCloudTM. Finally, data is sent out to the secure end points inside the quantum encrypted channel achieved by the use of keys created using the DSCC process.

As a result, Arqit can store and transact data securely in the cloud and to include any form of end point device within this security boundary. There are many applications of this, and Arqit expects to be able to make fundamental contributions to innovation in many industries. For example, blockchain software can be made quantum safe by the use of Arqit’s new signing technology and digital wallets at the end point and their transactions can be secured. The connected car market cannot safely operate in the long term unless the encryption of its communications channels are secure. The expanded attack surface of 5G mobile networks demand urgent improvement.

In July 2021, Arqit launched an interim version of QuantumCloudTM that will operate prior to the launch of its satellites, which is targeted for 2023. The source of root keys will be simulated until the satellites launch. The root keys are simply supplied by a terrestrial quantum random number generator distributing key data through symmetric encryption key algorithm channels to the QuantumCloudTM node in each data center. Although it is still a significant improvement over existing technology, it is not quite as secure as the quantum satellite version of QuantumCloudTM will be.

The ability to create new symmetric keys at the end points as moderated by QuantumCloudTM is an extremely important innovation, and is a step forward for organizations who already use a legacy method of infrequently refreshing symmetric encryption keys. Many organizations in defense, financial services and critical national infrastructure have never trusted PKI and so used symmetric encryption keys by physically transporting them. However, even symmetrical encryption keys that are physically transported must be refreshed to provide secrecy. The more times a key is used, the more likely an attacker might learn about it over time, and the more opportunities there may be for it to be stolen. Therefore, QuantumCloudTM provides some very significant advantages to such organizations, even though its root source of entropy is not as fully quantum safe as satellite delivery will be. As a result, Arqit believes a very significant early source of revenue will be simply upgrading existing symmetric key systems to MetroQuantumCloudTM which can be done remotely at low frictional and financial cost.

Competitive Strengths

Arqit’s unique cybersecurity technology provides it with a number of competitive strengths.

Symmetric keys are secure

Arqit’s platform creates symmetric encryption keys, which is a cyber-encryption technology that is secure against all forms of attack including by quantum computers. PKI is currently the most widely-used cyber encryption technology, but it is failing to prevent escalating cyber-attacks involving techniques like ransomware and is entirely vulnerable to attack by quantum computers, which are expected to become available within the next few years. A symmetric encryption key, once created, is computationally secure.

This means that it is regarded as impossible, even for a quantum computer, to guess a symmetric encryption key in less than millions of years. Arqit’s technology is built around this secure encryption tool.

Groundbreaking and proprietary distribution technology

The importance of Arqit’s platform lies in its ability to “distribute” symmetric keys securely at scale by creating them at end points. Although symmetric encryption keys are secure, to date there has been no secure way to create and distribute symmetric keys electronically. Arqit’s groundbreaking technology has solved these known issues. Its innovations create symmetric encryption keys at end points when they are needed, at scale, securely, at any kind of end point device and in groups of any size. With Arqit’s technology, symmetric encryption keys are never “delivered”, they are created at endpoints, and so they cannot be intercepted. This is a completely new way to create and distribute unbreakable symmetric keys that represents a groundbreaking, novel technology. The keys are created with what is known as a “mixed trust model” which means that no third party computer ever has the key, or sufficient information to recreate or guess the key. The key is never transmitted in creation across any network. It is therefore not possible for any third party to know or guess the key during creation.

Simple to implement

Symmetric encryption keys are built into almost every major software system, so their use, along with a symmetric algorithm such as AES256, is very simple to deploy with no major change to existing customer infrastructure. Symmetric encryption keys impose relatively low computational burdens on end point devices, and Arqit’s lightweight agent is light enough to work on even the smallest of Internet of Things sensors.

Easily scalable

Arqit’s software, fulfilled from the cloud, automatically creates keys in infinite volumes at minimal cost, resulting in low capital expenditure once deployed. From an operating cost perspective, there is no human analysis or information processing required by Arqit’s product, so personnel costs are limited to maintaining core infrastructure, marketing and customer support. These factors make Arqit’s products easily scalable for both Arqit and its customers.

Go-to-Market Strategy

Arqit’s strategy is very focused. Its core product is QuantumCloudTM, which is a PaaS that allows the same service to be used by any organization for any application. The platform can be used on a self-service basis in the cloud. Customers can sign a contract in the cloud and pay per request for a range of features.

Arqit has signed major long term contracts for QuantumCloudTM service in the government and telecoms sectors in the UK and Japan. Arqit has also recently entered into a number of contracts with customers for the provision of QuantumCloudTM in other geographies and sectors with initial pilot stage projects launching in the second half of 2021. The applications in which these projects are focused are:

●	5G and Open Radio Access Network Encryption: 5G and Open Radio Access Network have powerful advantages for the consumers, but the new architectures greatly multiply the attack surface creating significant concerns about network security and privacy of customer data. QuantumCloudTM can entirely mitigate these risks at very low cost and has almost frictionless ease of adoption.
●	Connected Autonomous Vehicles: Vast amounts of data must be processed in the cloud, but if the end point (the hardware security module in the vehicle) is not secure, a mal actor could seize control of the vehicle and cause an accident. Arqit’s technology is capable of potentially facilitating safe fully autonomous vehicle operation.

●	National Defense: Historically the U.S. and the North Atlantic Treaty Organization (“NATO”) allies have relied upon a comparative advantage in technology versus their most advanced adversaries. With the advent of the large-scale low-cost availability of technologies, as well as heavy research and development investment by such adversaries, this advantage has been eroded and, in some cases, reversed. The new, next generation advantage will be in rapid data driven decision making, allowing allied militaries to outthink and outpace their more technologically sophisticated opponents. The new paradigm will be driven instead by common platforms, common standards, and a need for a new model of security and cryptography by implication. Arqit’s QuantumCloudTM is capable of providing a highly scalable method of mitigating many of these fundamental security challenges.
●	Financial Services Network Security: Global payment networks operate on the basis of payment servers co-located with bank servers in data centers all over the world. The servers involved already use symmetric key encryption to protect their communications channels, but the keys are refreshed only periodically through physical delivery. Arqit has worked with payments technology companies to solve this problem with the remote installation of software onto the server estate which will refresh keys many times per day.
●	Identity Protection: Through its joint venture with the law firm Dentons, Arqit is developing a product called QuantumKeepTM for creating and securing digital identity and then associating the identity with relevant documentation and information. QuantumKeepTM is expected to launch in the fourth quarter of 2021. This has broad applications within professional services, financial services, healthcare and government for “know your client” procedures.

Arqit intends to distribute its products both directly and through channel partnership agreements.

Arqit’s Products

QuantumCloudTM

Arqit’s core product is QuantumCloudTM. This is a PaaS which is underpinned by cloud infrastructure in the form of data centers and quantum key infrastructure. The PaaS creates keys in the cloud and at end points. These keys can be used variously to encrypt channels, encrypt data at rest and sign transaction.

These products will be delivered in the cloud, requiring no extra infrastructure or hardware on the part of the customer, and with the use of simple lightweight agents at end points like mobile phones, cars or Internet of Things sensors.

As a PaaS, QuantumCloudTM is broadly applicable across all geographies and sectors, delivering the same key creation functionality to all applications and use cases. This provides Arqit with the flexibility to identify and develop Software as a Service products in areas such as identity, distributed ledger and financial payments which would have sufficient benefit and differentiation from the stronger, simpler encryption that Arqit provides to potentially give it a route to leadership in certain vertical markets, rather than selling to all legacy market participants.

Service Variants

·

Multi-Tenanted: This is Arqit’s standard service where customers use a shared service hosted in the cloud by Arqit on servers owned by Arqit and operated on a multi-tenanted basis. Keys used for managed encryption inside the cloud are drawn from hardware security modules under the control of Arqit, and software runs on shared servers. Pricing for this option will be a one-time fee per end point installation, as well as a fee per key created.

·

Private Instance: QuantumCloudTM can also be sold as a private instance, typically for government customers who want total control over all infrastructure. Arqit’s satellite QKI technology can also be sold in a private instance format for an “on premises” service for customers who demand end to end control of the key creation process. Customers buy a dedicated service involving the installation of an OGR which will initially communicate terrestrially with Arqit’s data centers, and later photonically with Arqit’s quantum satellites to receive entropy, which is used to then create new symmetric keys with other OGRs at other locations. Entropy is received on a “store and forward” or “buffered” basis with keys created from that entropy at a later time when OGRs are able to synchronize. Pricing for this option will be an annual licensing charge, a charge for hardware, a one- time fee per end point installation, as well as a fee per key created.

Other Technologies

Arqit has also created a product called ARQ19-T, which uses the proprietary ARQ19 quantum algorithm to provide dramatic advances in the provision of quantum key infrastructure in terrestrial fiber networks. Arqit is planning to test the ARQ19-T algorithm in the quantum fiber networks of several telecommunications networks and, if successful, ARQ19-T will be licensed to hardware vendors.

In July 2021, Arqit announced its intention to develop a digital assets product to deliver a new layer of technology to protect against quantum attack for the blockchain community, which Arqit expects will enable governments, enterprises and distributed networks to embrace blockchain for large scale use cases.

Arqit may create other novel technologies which can be developed using its specific expertise in quantum physics, engineering and software. Where early customers can be identified to share risks in the development of such technologies, Arqit is likely to partner with such customers to develop technologies.

Competition

Arqit’s competitors are suppliers of QKD, quantum encryption and legacy encryption services. There have been a significant number of entrants into these markets in the last five years, mostly in the areas of QKD and quantum encryption:

·

QKD Systems: These are predominantly fiber optic-based QKD systems that are limited by both distance as well as their point to point nature. Although they all have products in market, they are at early stages with a number of pilots requiring significant support from the QKD vendors. The majority of these providers are targeting data center architectures with a product that has a limit of around 100 kilometers, meaning that it is only suitable in a metro area. With the cost, complexity and point to point nature of the technology, it is always going to be limited.

·

Quantum Encryption: There are number of companies that are creating services based on “post quantum algorithms” which are cryptographic algorithms that are designed to extend the principles of PKI to be more secure against attack by a quantum computer. Such algorithms can never be “provably secure” against quantum attack because they are mathematical in their construction, and therefore only secure until a quantum computer can be programmed to break them.

·

Legacy Encryption Competitors: The legacy encryption key management market spans a number of different product categories from hardware security modules to key management software, and along with most product categories has seen existing and new entrants into the market offering “as a service” versions of these products. The goal of these vendors is to reduce the management burden and costs of PKI and to reduce the downtime risk by automating processes. They are therefore not direct competitors of Arqit as they are not addressing the near-term threat of quantum computers or other fundamental issues of PKI.

·

Traditional Key Management: There are a number of traditional incumbents in the key management space. Most of these vendors started as hardware security modules and have added additional key management software and other features. They are already being distributed by start-ups in this sector as they have difficulty delivering functionality as a service to agile environments.

·

Machine Identity Management: New entrants into the key management market are aligning around “machine identity management” rather than the pure traditional key management. However, the fundamental goal of these technologies are to mitigate the risks and shortcomings of PKI in the modern internet.

·

DevOps/Cloud Key Management: Where developers have been struggling to integrate PKI into their development pipelines, a number of the cloud providers and development automation frameworks have included key management into their platforms. Cloud providers are rarely seen providing encryption services outside of their own platforms.

·

Manual Key Distribution: Finally there are companies who provide on premises appliances and human courier services for the current methodology of using symmetric key encryption. The UK Government provides its own service through a department of the National Cyber Security Centre called the UK Key Production Agency, which is the master source of trust in the product of symmetric keys which are delivered through these physical courier methods to a variety of government and commercial customers.

Key Partnerships

The Federated Quantum System

On June 11, 2021, Arqit announced the formation of an international consortium of companies and government organizations to provide its quantum encryption technology to government customers in a federated system concept, called the Federated Quantum System (the “FQS”). The UK, USA, Japan, Canada, Italy, Belgium and Austria are currently represented. Government customers typically have more stringent control requirements for their cloud technology and, with support from the UK Space Agency, Arqit has designed a version of its technology to meet these requirements. The FQS consists of dedicated satellites, control systems and QuantumCloud™ software. The first FQS satellites are expected to be launched on Virgin Orbit’s LauncherOne from Newquay in Cornwall in 2023, after the launch of the first commercial Arqit satellites. Arqit expects that the FQS will enable collaboration between NATO-allied governments, allowing sovereign protection of strategic national assets and interoperability for joint operations.

Satellite Development Partnerships

The following is a description of Arqit’s key partnerships in connection with the development and constructions of its satellites:

European Space Agency

On July 30, 2019, Arqit entered into a contract with the European Space Agency or “ESA” under the ESA’s Advanced Research Telecommunications Systems program for the partial funding of Arqit’s development and operational validation of the quantum key distribution satellite system, including the design, build and launch of the first quantum key distribution satellite and associated mission capability in the ground service, user and control segments. The ESA agreement divides work into two phases: the first phase covers the preliminary design and the second phase covers the detailed design and implementation and all activities until the end of the service deployment and evaluation. Arqit is permitted to start second phase only upon receipt of written notification from the ESA of the relevant authorisation to proceed. Arqit has agreed to sub-contract certain elements of this project with payment allocated between Arqit and the sub- contractors in agreed proportions.

Qinetiq Space NV

On January 27, 2020, Arqit entered into a firm fixed price contract with Qinetiq Space NV or “Qinetiq” for delivery by Qinetiq of quantum key distribution satellites by May 2022 and for conducting a launch readiness review by July 2022. Acceptance by Arqit of the satellites will be subject to testing and Arqit’s pre- shipment review that the satellite meets its performance specifications, and title of the satellites will pass to Arqit after launch and in-orbit testing is completed. Under the terms of this contract, Arqit will pay Qinetiq from (i) its private investment sources and (ii) ESA funding which is flowed down from Arqit’s contract with the ESA described above in “— European Space Agency”. Payment from ESA funding is subject to the satisfaction by Qinetiq of the relevant milestones set forth in the agreements between Arqit and the ESA.

Intellectual Property

The ability to protect its material intellectual property is paramount to Arqit’s business. Arqit relies upon a combination of protections afforded to owners of patents, designs, copyrights, trade secrets, and trademarks, along with employee and third-party non-disclosure agreements and other contractual restrictions to establish and protect its intellectual property rights. In particular, unpatented trade secrets in the fields of research, development and engineering are an important aspect of Arqit’s business by ensuring that its technology and strategic business assets remain confidential. Arqit pursues patent protection when it believes it has developed a patentable invention and the benefits of obtaining a patent outweigh the risks of making the invention public through patent filings.

As of the date of this Annual Report, Arqit has approximately 1,485 patent claims on 23 pending or allowed patents in the UK. Arqit pursues global registration of its domain names and products and services trademarks and as of the date of this Annual Report, Arqit had 12 registered trademarks and four pending trademarks.

Based on the filing dates of Arqit’s existing patent applications, and assuming the patents are granted and renewed throughout their lifetimes, Arqit currently expects each patent right to provide protection for up to 20 years from the relevant filing dates which, as of the date of this Annual Report, range from June 4, 2018 to October 18, 2021.

Arqit regularly reviews its development efforts to assess the existence and patentability of new inventions, and is prepared to file additional patent applications when it determines it would benefit its business to do so.

Group Structure

Arqit Limited, a company limited by shares incorporated in England, is a wholly-owned subsidiary of the Company and is the Company’s primary operating subsidiary. Arqit Limited has two wholly-owned subsidiaries: Arqit Inc., a Delaware corporation and Arqit LLC, a Delaware limited liability company. Neither Arqit Inc. nor Arqit LLC currently has any material operations. Arqit Limited also holds 50% of the outstanding share capital of Quantum Keep Limited, a company limited by shares incorporated in England. Quantum Keep Limited is a joint venture with Dentons Nominees Limited and Middle East Limited, which together hold the remaining outstanding share capital. Quantum Keep Limited was formed to develop an application initially for use by law firms that verifies and stores identity information and associates customer records with that identity.

Government Regulation

International Traffic in Arms Regulations and Export Controls

Arqit is subject to U.S. and U.K. import and export control laws, including the International Traffic in Arms Regulations (“ITAR”) and Export Administration Regulations (“EAR”) of the Bureau of Industry and Security of the U.S. Department of Commerce and the U.K. Export Control Act 2002 (as amended and extended by the Export Control Order 2008) and their respective implementing rules and regulations. The ITAR generally restricts the export of hardware, software, technical data, and services that have defense or strategic applications. The EAR similarly regulates the export of hardware, software, and technology that has commercial or “dual-use” applications (i.e., for both military and commercial applications) or that have less sensitive military or space-related applications that are not subject to the ITAR. The regulations exist to advance the national security and foreign policy interests of the U.S.

The U.S. government agencies responsible for administering the ITAR and the EAR have significant discretion in the interpretation and enforcement of these regulations. The agencies also have significant discretion in approving, denying, or conditioning authorizations to engage in controlled activities. Such decisions are influenced by the U.S. government’s commitments to multilateral export control regimes, particularly the Missile Technology Control Regime concerning the spaceflight business.

Many different types of internal controls and measures are required to ensure compliance with such export control rules. The inability to secure and maintain other necessary export authorizations could negatively impact Arqit’s ability to compete successfully or to operate its satellites as planned. Failure to comply with export control laws and regulations could expose Arqit to civil or criminal penalties, fines, investigations, more onerous compliance requirements, loss of export privileges, debarment from government contracts, or limitations on its ability to enter into contracts with the U.S. or U.K. government. In addition, any changes in export control regulations or U.S. or U.K. government licensing policy, such as that necessary to implement U.S. and U.K. government commitments to multilateral control regimes, may restrict its operations. See “Risk Factors — Risks Relating to Arqit’s Business and Operations — Failure to comply with governmental trade controls, including export and import control laws and regulations, sanctions, and related regimes could subject Arqit to liability or loss of contracting privileges, limit its ability to compete in certain markets or harm its reputation with the governments.”

Anti-Bribery, Anti-Corruption and Sanctions Laws and Regulations

Arqit’s operations are subject to anti-bribery and anti-corruption laws and regulations, including the Foreign Corrupt Practices Act (“FCPA”) and the UK Bribery Act, and economic and trade sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Treasury, the U.S. Department of State and the European Union. These statutes generally prohibit providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. Arqit may deal with both governments and state-owned business enterprises, the employees of which are considered foreign officials for purposes of these laws.

Data Protection Laws and Regulations

Arqit’s operations and sales are subject to laws and regulations addressing privacy and the collection, use, storage, disclosure, transfer and protection of a variety of types of data, including the UK Data Protection Act 2018, the UK General Data Protection Regulation, European Directive 2002/58/EC (the ePrivacy Directive) and implementing national legislation and any data laws and regulations enacted in the United Kingdom post-Brexit. These regimes may, among other things, impose data security requirements, disclosure requirements, and restrictions on data collection, uses, and sharing that may impact Arqit’s operations and the development of its business. Arqit’s products collect, store and process certain information and its products may evolve to collect additional information. Compliance with these and any other applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and Arqit may be required to put in place additional mechanisms to ensure compliance with new data protection rules. For further information, see “Item 3.D. Risk Factors — Risks Relating to Arqit’s Business — Failures, or perceived failures, to comply with privacy, data protection, and information security requirements in the jurisdictions in which Arqit operates may adversely impact its business, and such legal requirements are evolving and may require improvements in, or changes to, its policies and operations.”

Other Regulations

In addition, Arqit is subject to laws and regulations relating to antitrust, competition, intellectual property and other matters. Arqit has implemented internal controls designed to minimize and detect potential violations of laws and regulations in a timely manner, but can provide no assurance that such policies and procedures will be followed at all times or will effectively detect and prevent violations of the applicable laws by one or more of its employees, consultants, agents, or partners.

4.C. ORGANIZATIONAL STRUCTURE

Organizational Structure

The legal name of our company is Arqit Quantum Inc. and we are an exempted limited liability company incorporated under the laws of the Cayman Islands.

Significant Subsidiaries

The subsidiaries of the Company are listed below.

	Country of Incorporation	Proportion of Ordinary
Name	and Place of Business	Shares Held by the Company
Arqit Limited	United Kingdom	100%
Arqit Inc.	Delaware	100%
Arqit LLC	Delaware	100%

4.D. PROPERTY, PLANTS AND EQUIPMENT

Arqit operates from serviced offices for its headquarters at 3 More London Riverside, London SE1 2RE, and additionally leases 191 square feet of research space at Cambridge Science Park.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. OPERATING RESULTS

This operating and financial review should be read together with the section captioned “Item 4, Information on the Company-4.B. Business Overview” and the audited consolidated financial statements of the Company and the related notes to those statements included elsewhere in this Annual Report. Among other things, the audited consolidated financial statements include more detailed information regarding the basis of preparation for the following information. The audited consolidated financial statements of the Company have been prepared in accordance with IFRS. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this Form 20-F, our actual results may differ materially from those anticipated in these forward-looking statements. Please see “Cautionary Note About Forward-Looking Statements” in this Annual Report.

Overview

Arqit is a cybersecurity company that has pioneered a unique quantum encryption technology which makes the communications links of any networked device secure against current and future forms of cyber attack — even an attack from a quantum computer. Arqit’s product, called QuantumCloud™, creates unbreakable software encryption keys that are low cost and easy to use with no new hardware required. The software has universal application to every edge device and cloud machine in the world. Arqit has not only invented a ground-breaking new quantum protocol, but it has also found a way to translate the benefits of quantum security to end point devices.

Arqit’s solution combines world-leading innovation in two areas: a new form of  quantum satellite and a software agent that can be downloaded onto any device. Arqit’s quantum satellite technology solves all previously known problems of quantum key distribution and puts identical copies of quantum safe keys into each data center in a network. The data centers use these keys to create secure channels between them — an outer perimeter of quantum safety that Arqit calls the QuantumCloud™. A second innovation is a small software agent downloaded from the QuantumCloud™ onto any form of device or integrated into any piece of software. By exchanging information with the QuantumCloud™, which moderates a key agreement process with all parties involved in a unique way, this software agent is able to create new symmetric encryption keys in partnership with any other device or cloud machine, or in large groups of devices. Keys are never “delivered”, they are created, and so they cannot be intercepted. They are created at the end points in a manner that means they can never be known by a third party, and can be used only once if necessary and replaced infinitely. The service is sold and fulfilled on a self-service basis in the cloud making it an easily scalable business model.

Until recently, Arqit has been a development stage company, however during the fiscal year ended September 30, 2021, it began commercializing its products. Arqit has already signed major, long-term contracts for its services with large companies and government institutions, and is in the process of undertaking pilot phases that are required to be completed with each of its customers. Prior to launch of its satellites, Arqit’s quantum encryption platform, QuantumCloud™, will use machines in data centers to generate a terrestrial simulation of the quantum satellite technology. By 2023, it plans to launch its first two quantum satellites, which will generate a significant increase in the level of security offered by the end-to-end system.

The Business Combination and the PIPE Financing

On May 12, 2021, the Company entered into a business combination agreement with Centricus Acquisition Corp. (“Centricus”), Centricus Heritage LLC, a Cayman Islands limited liability company, solely in its capacity as Centricus’ representative, Arqit Limited, a company limited by shares incorporated in England, David John Williams, solely in his capacity as the Arqit Limited shareholders’ representative, and the shareholders of Arqit Limited party thereto (the “Business Combination Agreement”). Pursuant to the Business Combination Agreement, (i) on September 2, 2021, Centricus merged with and into the Company (the “Merger”), with the Company surviving the merger, and the security holders of Centricus (other than security holders of Centricus electing to redeem their Centricus ordinary shares) became security holders of the Company, and (ii) on September 3, 2021, the Company acquired all of the issued and outstanding share capital of Arqit Limited from the shareholders of Arqit Limited in exchange for ordinary shares of the Company, such that Arqit Limited is a direct wholly owned subsidiary of the Company (the “Share Acquisition” and, together with the Merger, the “Business Combination”).

On May 12, 2021, concurrently with the execution of the Business Combination Agreement, the Company and Centricus entered into subscription agreements with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe for and purchase, and the Company agreed to issue and sell to such PIPE Investors, an aggregate of 7,100,000 ordinary shares of the Company at $10.00 per share for gross proceeds of $71,000,000 (the “PIPE Financing”). The PIPE Financing closed on September 3, 2021 immediately after the Business Combination.

Following the closing of the PIPE Financing, and after giving effect to redemptions of shares by shareholders of Centricus and payment of transaction expenses, the transactions described above generated approximately $96 million for the Company.  The Company’s ordinary shares and warrants trade on Nasdaq under the symbols “ARQQ” and “ARQQW”, respectively.

The acquisition of Arqit Limited’s shares by the Company has been accounted for as a “reverse acquisition” in accordance with IFRS. Under this method of accounting, the Company will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the fact that Arqit Limited’s shareholders hold a majority of the voting power of the combined company, Arqit Limited’s operations substantially comprise the ongoing operations of the combined company, Arqit Limited’s designees comprise a majority of the governing body of the combined company, and Arqit Limited’s senior management comprises the senior management of the combined company. Accordingly, for accounting purposes, the acquisition of Arqit Limited’s shares by the Company  has been treated as the equivalent of Arqit Limited issuing shares for the net assets of the Company, accompanied by a recapitalization. It has been determined that the Company is not a business under IFRS, hence the transaction is accounted for within the scope of  IFRS 2 (Share-based Payments). In accordance with IFRS 2, the difference in the fair value of the Arqit Limited equity instruments deemed issued to the Company’s shareholders over the fair value of identifiable net assets of the Company represents a service for listing, and is accounted for as a share-based payment which is expensed as incurred. The net assets will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the acquisition of  the Arqit Limited shares by the Company have been deemed to be those of Arqit Limited. Upon closing of the Business Combination, the Company became the successor SEC registrant, and Arqit Limited’s financial statements for previous periods have been included as part of the Company’s audited consolidated financial statements included in this Annual Report, and to be disclosed in its future periodic reports filed with the SEC. The Company is a foreign private issuer as defined under Rule 405 under the Securities Act and prepares its financial statements denominated in U.S. dollars and in accordance with IFRS.

As a consequence of the Business Combination, the Company’s ordinary shares were registered under the Exchange Act and listed on Nasdaq, which will require the Company to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. The Company expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.

Key Factors Affecting Operating Results

Arqit has not yet begun to generate material revenues through the commercialization of its products and believes that its performance and future success depend on several factors that present significant opportunities for it but also pose risks and challenges, including those discussed below and in the section of this Annual Report entitled “Item 3.D, Risk Factors — Risks Related to Arqit’s Business and Operations”.

Accounting for Business Combination

The acquisition of Arqit Limited’s shares by Arqit in connection with the Business Combination was accounted for as a “reverse acquisition” in accordance with IFRS. Under this method of accounting, Arqit was treated as the “acquired” company for financial reporting purposes.

This determination was primarily based on the fact that Arqit Limited’s shareholders hold a majority of the voting power of the combined company, Arqit Limited’s operations substantially comprise the ongoing operations of the combined company, Arqit Limited’s designees are comprised a majority of the governing body of the combined company, and Arqit Limited’s senior management is the senior management of the combined company.

Accordingly, for accounting purposes, the acquisition of Arqit Limited’s shares by Arqit is treated as the equivalent of Arqit Limited issuing shares for the net assets of Arqit, accompanied by a recapitalization. It has been determined that Arqit is not a business under IFRS, hence the transaction is accounted for within the scope of IFRS 2 (Share-based Payments).

In accordance with IFRS 2, the difference in the fair value of the Arqit Limited equity instruments deemed issued to Arqit shareholders over the fair value of identifiable net assets of Arqit represents a service for listing, and is accounted for as a share-based payment which is expensed as incurred, and is reflected on Arqit’s consolidated statement of comprehensive income as “reverse acquisition expense.” Operations prior to the acquisition of the Arqit Limited shares by Arqit will be deemed to be those of Arqit Limited.

Valuation of Warrants

In April 2021, the staff of the SEC issued a statement, wherein they expressed their view that certain terms and conditions common to warrants issued by special purpose acquisition companies (“SPACs”) warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to being treated as equity. Specifically, the SEC’s statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the warrant agreement governing Arqit’s warrants. As a result of the SEC statement, Arqit has evaluated the accounting treatment of its warrants, and pursuant to the guidance in IFRS 9 (Financial Instruments), determined the warrants should be classified as derivative liabilities measured at fair value on its statement of financial position, with any changes in fair value to be reported each period in earnings on its statement of comprehensive income.  As a result of the recurring fair value measurement, Arqit’s financial statements may fluctuate quarterly, based on factors which are outside of its control. Due to the recurring fair value measurement, Arqit expects that it will recognize non-cash gains or losses on its warrants each reporting period and that the amount of such gains or losses could be material.

Technologically Advanced Product Portfolio

Arqit has invented a unique quantum encryption technology which makes the communications links of any networked device secure against current and future forms of cyber attack — even an attack from a quantum computer. Arqit’s product, called QuantumCloud™, creates unbreakable software encryption keys that are low cost and easy to use. Arqit’s software is fulfilled from the cloud requiring no extra infrastructure or hardware on the part of the customer. Its products have broad application across industries, including 5G networks, connected autonomous vehicles, national security and financial services network security. Arqit’s future success will be dependent on its ability to continue to execute against its product roadmap, which includes launching two quantum satellites in 2023.

Commencement of Commercialization and Partnerships

Arqit has already signed contracts for its services with several large companies and government institutions, including the UK Government, the European Space Agency, BT plc and Sumitomo Corporation, and has contracted with other companies to test the use of Arqit’s technologies in different use cases.

However, Arqit has not yet begun to generate material revenues through the commercialization of its products. Arqit is in the process of undertaking pilot phases that are required to be completed with each of its customers. Arqit ultimately achieving profitability is dependent upon the successful development, commercial introduction and acceptance of its products, the continued interest of potential customers in its products and the successful negotiation of contracts with those customers. Should Arqit’s assumptions about the commercialization of its encryption technology prove overly optimistic or if Arqit is unable to develop, obtain or progress its partnerships, Arqit may fail to generate operating cash flow and may incur delays in its ability to achieve profitability. This may also lead Arqit to make changes to its commercialization plans, which could result in cost overruns or unanticipated delays, which could in turn adversely impact margins and cash flows.

Planned Satellite Launches

Arqit plans to launch its first two quantum satellites by 2023, which will lead to a significant increase in the level of security offered by its end to end system and improve the attractiveness of its products to potential customers. In July 2021, Arqit launched an interim version of QuantumCloudTM in which the source of root keys will be simulated until the satellites launch and supplied by a terrestrial quantum random number generator. Although this is a significant improvement over existing technology, it is not as secure as the quantum satellite version of QuantumCloudTM will be. However, prior to launching its quantum satellites, Arqit must construct the satellites, select a location for and build a mission control center for the command and control of its satellites and global data center network, procure launch insurance and secure launch licenses. If Arqit is unable to launch its satellites and upgrade delivery of its products from terrestrial delivery to satellite delivery, customers may terminate their contracts, renegotiate their contracts on terms less favorable to Arqit, or reduce the volume of its products they purchase, and its products may be less attractive to new customers. As a result, Arqit may not be able to fully convert its backlog and pipeline estimates into revenue and its growth plans and results of operations may be adversely impacted.

Market Trends

Arqit believes there will be a transformation in the cyber encryption industry over the next decade as PKI, the most widely used cyber encryption technology, is becoming less secure as new technologies develop, and is not secure against quantum computers, which are expected to become available within the next few years. Arqit anticipates that there will be robust demand for its products as consumers, businesses and governments across all geographies and industries will need to replace the existing cyber encryption technology used in almost all electronic interfaces in order to maintain cyber security and that, as a result, there is significant market opportunity for Arqit’s more secure cyber encryption products. Gartner estimates that the global addressable market for information security services will be $233.0 billion by the end of 2025.

There will continue to be demand for more secure encryption products and Arqit is not currently aware of any competitors that offer or are developing encryption technology that addresses the threat of quantum computers. Arqit’s competitors are suppliers of QKD, quantum encryption and legacy encryption, each of which has inherent limitations. Therefore Arqit believes that it is well positioned to take advantage of this market opportunity. Arqit’s future growth and financial performance is highly dependent on the continued demand for its products and on its ability to successfully compete with any current or new competitors.

Margin Improvements

Arqit believes that it has the opportunity to establish high margin unit economics when operating at scale as its software, fulfilled from the cloud, automatically creates keys in infinite volumes at minimal cost, resulting in low capital expenditure once deployed. Its business model is positioned for scalability due to the low costs of software distribution, ability to leverage the same product platform across its partner base and limited personnel costs. From an operating cost perspective, there is no human analysis or information processing required by Arqit’s product, so personnel costs are limited to maintaining core infrastructure, marketing and customer support. Arqit’s future performance will depend on its ability to deliver on these economies of scale with lower product costs to enable widespread adoption. Achievement of cash flow generation is dependent on order volume, which will dictate pricing and margin. Achieving this scale is further dependent on undertaking successful pilot phases with its customers and expanding its contracts with existing customers. While Arqit believes its unique technology provides a compelling value proposition for favorable margins and expects to achieve and maintain high margins on its products, emergence of competition in the cyber encryption industry may negatively impact its pricing, margins and market share.

Impact of the COVID-19 Pandemic

Given the nature of its products and business operations, the COVID-19 pandemic has not had any material impact, positive or negative, on Arqit’s business during the periods under review.

Key Components of Statement of Comprehensive Income

Basis of Presentation

Currently, Arqit conducts business through one operating segment, which is the provision of cybersecurity services. Prior to July 2021, Arqit was a pre-revenue company and as of the date of this Annual Report, it still has only limited commercial operations relating to its core product — QuantumCloud™. Its activities to date have been conducted in the United Kingdom. Arqit’s historical results are reported in IFRS.

Revenue

Arqit commenced commercialization and began generating revenue in the fiscal year ended September 30, 2021 through QuantumCloud™ — its core product. Arqit has already signed contracts with several large companies and government institutions for the provision of those services. The majority of revenue is expected to be derived from the direct sale of QuantumCloud™ and other related services to defence, telecoms, financial services and automation companies.

Other Operating Income

Other operating income primarily relates to income from Arqit’s agreement with the European Space Agency (“ESA”) for the partial funding of Arqit’s development and operational validation of the quantum key distribution satellite system, including the design, build and launch of the first quantum key distribution satellite and associated mission capability in the ground service, user and control segments.

Administrative Expenses

Administrative expenses primarily consist of the costs associated with employment of Arqit’s non-satellite construction staff, legal, insurance, accounting and consulting expenses, travel and marketing expenses such as public relations activities, rent and general office expenses.

Administrative expenses also include depreciation charges. Depreciation charges mainly relate to the depreciation of computer equipment calculated under the straight-line depreciation method over the equipment’s estimated useful life. The rate used is between three and five years. Computer equipment is written off over three years.

Arqit operates an equity-settled share-based incentive scheme and its share-based charges are included as part of administrative expenses.  In addition, changes in the valuation of accounts denominated in currencies other than British pounds sterling are reflected in administrative expenses.

Arqit expects its administrative expenses to increase as its overall activity levels increase due to the commencement and expansion of commercial operations, and costs associated with being a public company.

Reverse Acquisition Expense

Arqit’s Business Combination was accounted for as a reverse acquisition under IFRS 2 (Share-based Payments) whereby Arqit Limited was deemed to have issued shares in exchange for the net assets and listing status of Arqit. The deemed consideration was the fair value of the shares that Arqit Limited would have had to issue to Arqit to acquire the same percentage equity interest in the combined entity that results from the reverse acquisition. The reverse acquisition expense represents the premium paid for obtaining the public listing, and is calculated the difference between the fair value of the deemed consideration and the fair value of the net assets acquired, and is a non-recurring expense.

Nasdaq Listing Expense

Nasdaq listing expense primarily consists of legal and other professional fees incurred in preparation for and execution of the Business Combination, which are non-recurring.

Fair Value Movement on Loss in Warrant Valuation

Warrants are classified as financial liabilities at fair value, and the change in the fair value of the warrants is reflected in Arqit’s consolidated statement of comprehensive income. For the year ended September 30, 2021, the warrants were valued as of the date of the completion of the Business Combination, September 3, 2021, for the purpose of determining the deemed acquisition cost. At this date, Arqit Limited (as the accounting acquirer) acquired all of Arqit’s assets and liabilities at their fair value. A further valuation of the warrants was performed as of the September 30, 2021 year end. The difference between the two valuations is a non-cash expense that is reflected in Arqit’s consolidated statement of comprehensive income.

Finance Costs and Finance Income

Finance costs and finance income primarily relate to the accounting recognition and measurement of Arqit’s £3,500,000 convertible loan notes issued June 21, 2019 and November 6, 2019 (the “Series B convertible loan notes”) in line with the requirements of IFRS.

The Series B convertible loan notes have a 0% interest rate and are redeemable at the principal amount plus an amount equal to 20% of such principal amount at any time on or after the maturity date. As the Series B convertible loan notes are redeemable at the request of the holder and convertible into a variable number of equity instruments, they have been treated as a financial liability in accordance with IFRS International Accounting Standards (“IAS”) 32. At initial recognition on day one, the Series B convertible loan notes are measured at fair value, calculated by applying the prevailing market interest rate at the time of issue, for similar non-convertible debt.

The difference between the fair value and the transaction value is reflected in Arqit’s statement of comprehensive income as finance income. As the discount unwinds over the period from subscription date to maturity date, it is reflected as finance costs in Arqit’s statement of comprehensive income.

Income Tax Credit

Income tax credit represents tax credit generated in the UK net of deferred tax. Arqit has received research and development tax credits in the year ended September 30, 2020 in accordance with the requirements as set out by HM Revenue & Customs (“HMRC”). The research and development tax credit is calculated using the current rules as prescribed by HMRC.

Results of Operations

Comparison of the Years Ended September 30, 2021 and 2020

The following table presents Arqit’s historic operating results:

	Year ended	Year ended
	September 30, 2021	September 30, 2020	Variance
	$	$	$	%
Revenue	47,910	—	47,910	—
Other operating income	—	1,963,670	(1,963,670)	—%
Administrative expenses	(14,559,321)	(2,772,642)	(11,786,679)	425%
Reverse acquisition expense	(155,459,939)	—	(155,459,939)	—
Nasdaq listing expense	(2,589,611)	—	(2,589,611)	—
Operating (loss)/profit	(172,560,961)	(808,972)	(171,751,989)	21,231%
Change in fair value of warrants	(98,090,070)	—	(98,090,070)	—
Finance costs	(1,078,070)	(392,783)	(685,287)	174%
Finance income	—	64,902	(64,902)	—%
(Loss)/profit before tax	(271,729,101)	(1,136,853)	(270,592,248)	23,802%
Income tax credit	—	568,534	(568,534)	—%
(Loss)/profit for the financial year	(271,729,101)	(568,319)	(271,160,782)	47,713%

Revenue

Arqit began generating revenues from its commercial operations during the year ended September 30, 2021, and therefore revenues were $47,910 compared to nil for the year ended September 30, 2020.

Other Operating Income

Other operating income in prior periods related to our contract with ESA. We had no income from this contract during the year ended September 30, 2021, and therefore our other operating income decreased to nil for the year ended September 30, 2021 from $1,963,670 for the year ended September 30, 2020.

Administrative Expenses

The following table summarizes Arqit’s administrative expenses for the periods presented:

	Year ended	Year ended
	September 30, 2021	September 30, 2020	Variance
	$	$	$	%
Staff costs	10,935,570	3,090,091	7,845,479	254%
Capitalisation of staff costs	(3,478,034)	(1,533,915)	(1,944,119)	127%
Professional fees	4,733,186	424,626	4,308,560	1,015%
Rent	187,739	158,568	29,171	18%
Share option charge	165,570	121,597	43,973	36%
Depreciation	52,550	4,787	47,763	998%
Foreign exchange	623,184	(9,854)	633,038	(6,424)%
Other administrative costs	1,339,556	516,742	822,814	159%
	14,559,321	2,772,642	11,786,679	425%

Total administrative expenses have increased by $11,786,679 from $2,772,642 for the year ended September 30, 2020 to $14,559,321 for the year ended September 30, 2021.

The increase was primarily due to  higher personnel-related costs (across all administrative functions), reflecting an increase in head count to support the expansion and growth, increased rent and property utilities as Arqit leased additional office space and an increase in professional fees for accounting, legal and other services in connection with the expansion of Arqit’s business.

Depreciation charge increased by $47,763 primarily due to additional computer equipment acquired for general administrative purposes, and foreign exchange costs increased by $633,038 due to a revaluation of the funds held in Arqit’s U.S. dollar-denominated account.

Other administrative costs consist of marketing, IT costs and other non-material costs and increased by $822,814 from $516,742 for the year ended September 30, 2020 to $1,339,556 for the year ended September 30, 2021 primarily a result of growth in business activity levels.

Reverse Acquisition Expense

Reverse acquisition expense for the year ended September 30, 2021 was $155,459,939 and represents the non-cash premium paid for obtaining the public listing in connection with the Business Combination which closed on September 3, 2021, and therefore no such costs were incurred for the year ended September 30, 2020.

Nasdaq Listing Expense

Nasdaq listing expense for the year ended September 30, 2021 was $2,589,611, primarily consisting of  non-recurring legal and other professional fees incurred in preparation for and execution of the Business Combination which closed on September 3, 2021, and therefore no such costs were incurred for the year ended September 30, 2020.

Finance Costs

Finance costs increased by $685,287 from $392,783 for the year ended September 30, 2020 to $1,078,070 for the year ended September 30, 2021. The increase was primarily due to additional interest expense in relation to the additional unsecured convertible loans issued on October 31, 2020 and January 5, 2021.

Finance Income

Finance income, which is the difference between the fair value and the transaction value of certain of the convertible loan notes, decreased to nil for the year ended September 30, 2021 from $64,902 for the year ended September 30, 2020 because Arqit did not issue any convertible loan notes of this nature in the year ended September 30, 2021.

Income Tax Credit

Income tax credit was nil for the year ended September 30, 2021, compared to $568,534 for the year ended September 30, 2020 due to a deferred tax asset being recognized in the year ended September 30, 2020 as a result of timing differences, unutilized tax losses and tax relief relating to research and development.

Comparison of the Year Ended September 30, 2020 and Nine Months Ended September 30, 2019

On September 30, 2019, Arqit changed its fiscal year end from December 31 to September 30. Therefore the financial statements for the fiscal year ended September 30, 2019 comprise a period of only nine calendar months from January 1, 2019 to September 30, 2019. Given Arqit’s limited operating history and activities since inception, management does not believe that the difference in calendar months between the periods materially impacts the comparability of the two periods or the comparative discussion presented below.

The following table presents Arqit’s historic operating results:

	Year ended	Nine months ended
	September 30, 2020	September 30, 2019	Variance
	$	$	$	%
Revenue	—	—	—	—
Other operating income	1,963,670	1,250,056	713,614	57%
Administrative expenses	(2,772,642)	(887,995)	(1,884,647)	212%
Operating (loss)/profit	(808,972)	362,061	(1,171,033)	(323)%
Finance costs	(392,783)	(88,466)	(304,317)	343%
Finance income	64,902	510,252	(445,350)	(87)%
(Loss)/profit before tax	(1,136,853)	783,847	(1,920,700)	(245)%
Income tax credit	568,534	253,718	314,816	124%
(Loss)/profit for the financial year	(568,319)	1,037,565	(1,605,884)	(155)%

Other Operating Income

Other operating income primarily relates to the ESA contract and has increased by $713,614 from $1,250,056 for the nine months ended September 30, 2019 to $1,963,670 for the year ended September 30, 2020. The increase is due to more delivery milestones being reached in 2020 compared to 2019.

Administrative Expenses

The following table summarizes Arqit’s administrative expenses for the periods presented:

	Year ended	Nine months ended
	September 30, 2020	September 30, 2019	Variance
	$	$	$	%
Staff costs	3,090,091	455,661	2,634,430	578%
Capitalisation of staff costs	(1,533,915)	(417,158)	(1,116,757)	268%
Professional fees	424,626	185,217	239,409	129%
Rent	158,568	58,261	100,307	172%
Share option charge	121,597	11,392	110,205	967%
Depreciation	4,787	308	4,479	1,453%
Foreign exchange	(9,854)	60,247	(70,101)	(116)%
Other administrative costs	516,742	534,067	(17,325)	(3)%
	2,772,642	887,995	1,884,647	212%

Total administrative expenses have increased by $1,884,647 from $887,995 for the nine months ended September 30, 2019 to $2,772,642 for the year ended September 30, 2020.

The increase was primarily due to higher personnel-related costs (across all administrative functions), reflecting an increase in head count to support the expansion and growth of Arqit, increased rent and property utilities as Arqit leased additional office space and an increase in professional fees for accounting, legal and other services in connection with the expansion of Arqit’s business.

Depreciation charge increased by $4,479 for the year ended September 30, 2020 primarily due to additional computer equipment acquired for general administrative purposes.

Finance Costs

Finance costs increased by $304,317 from $88,466 in the nine months ended September 30, 2019 to $392,783 for the year ended September 30, 2020. The increase was primarily due to the unwinding of discounts in relation to the initial and additional Series B convertible loan notes issued on June 21, 2019 and November 6, 2019 respectively. For the nine months ended September 30, 2019, the unwinding of discount was less than three months, from the subscription date June 21, 2019 to September 30, 2019, leading to lower finance costs compared to the year ended September 30, 2020, where the discount was unwound over twelve months.

Finance Income

Finance income, which is the difference between the fair value and the transaction value of certain of the convertible loan notes, decreased by $445,350 from $510,252 in the nine months ended September 30, 2019 to $64,902 for the year ended September 30, 2020. This is primarily due to a lower transaction value of convertible loan notes issued during the year ended September 30, 2020 as compared to the nine months ended September 30, 2019, of $3,876,120 and $646,020 respectively.

Income Tax Credit

Income tax credit increased by $314,816 from $253,718 in the nine months ended September 30, 2019 to $568,534 for the year ended September 30, 2020 due to timing differences, unutilized tax losses and tax relief received in 2020 relating to research and development.

Quantitative and Qualitative Disclosures about Market Risk

Arqit is exposed to market risk in the ordinary course of business. Market risk represents the risk of loss that may impact Arqit’s financial position due to adverse changes in financial market prices and rates. It is, and has been throughout the period under review, Arqit’s policy not to use or trade in derivative financial instruments. Arqit’s financial instruments comprise its cash and cash equivalents and various items such as trade creditors that arise directly from its operations. The main purpose of Arqit’s financial assets and liabilities is to provide finance for its operations in the near term.

Interest Rate Risk Management

Arqit would be exposed to interest rate risk if it borrows funds, when required, at variable interest rates. There is currently no exposure to interest rate risk.

Credit Risk

Credit risk is the risk of financial loss where counterparties are not able to meet their obligations. Arqit’s policy is that surplus cash, when not used to repay borrowings, is placed on deposit with the its main relationship banks and with other banks or money market funds based on a minimum credit rating of A3/A-  and maximum exposure.  There is no significant concentration of risk to any single counterparty.  Arqit considers that the credit quality of the various receivables is good in respect of the amounts outstanding and therefore credit risk is considered to be low. There is no significant concentration of risk.  The carrying amount of financial assets, represents Arqit’s maximum exposure to credit risk at the reporting date assuming that any security held has no value.

Foreign Exchange Risk

Arqit operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to British pounds sterling and Euro. Arqit holds British pounds sterling, U.S. dollar and Euro bank accounts in order to limit its exposure.  Arqit is also exposed to foreign exchange risk to the extent that its ultimate parent entity has a U.S. dollar functional currency.

Liquidity Risk

Liquidity risk is the risk that Arqit does not have sufficient financial resources available to meet its obligations as they fall due. Arqit manages liquidity risk by continuously monitoring forecast and actual cash flows, matching the expected cash flow timings of financial assets and liabilities with the use of cash and cash equivalents, borrowings, overdrafts and committed revolving credit facilities with a minimum of 12 months to maturity.  Future borrowing requirements are forecast on a monthly basis and funding headroom is maintained above forecast peak requirements to meet unforeseen events.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. Arqit qualifies as an “emerging growth company” under the JOBS Act.

Arqit is in the process of evaluating the benefits of relying on the reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” Arqit chooses to rely on such exemptions it may not be required to, among other things, (i) provide an auditor’s attestation report on its system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), (iii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act (applicable only if Arqit ceased to be a foreign private issuer), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation (applicable only if Arqit ceased to be a foreign private issuer). These exemptions will apply until September 3, 2026 (five years following the closing of the Business Combination) or until Arqit is no longer an “emerging growth company,” whichever is earlier. Although emerging growth companies are permitted under the JOBS Act to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies, Arqit does not intend to take advantage of the option to delay compliance.

5.B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

Arqit began to generate revenue from its principal business operations — the provision of cybersecurity services — in the fiscal year ended September 30, 2021. Prior to then, as a pre-revenue company, the net losses Arqit has incurred since inception are consistent with its strategy and budget. Arqit will continue to incur net losses in accordance with its operating plan as it begins commercialization of its products.

Since inception, Arqit has funded its operations, research and development, capital expenditure and working capital requirements through capital contributions, loans and borrowings from certain venture investors and grants from UK government’s Future Fund. Arqit’s primary source of liquidity and capital resources to fund its growth to date have been from (1) the net proceeds of approximately $96 million from the Business Combination and the PIPE Financing and (2) from the issuance of £15,000,000 of convertible loan notes including: (i) £1,000,000 of convertible loan notes issued on March 22, 2018, (ii) £3,500,000 of convertible loan notes issued on June 21, 2019 and November 6, 2019 (iii) £10,500,000 of convertible loan notes issued on October 13, 2020 and December 18, 2020. In connection with the Business Combination, all of the convertible loan notes were converted into ordinary shares. Arqit’s primary uses of liquidity have been its research and development activities.

Cash Flows Summary

The following table shows a summary of Arqit’s cash flows for the years ended September 30, 2021 and 2020, and nine months ended September 30, 2019.

	Year ended		Nine months
	September 30,	Year ended	ended September
	2021	September 30, 2020	30, 2019
Net cash provided by (used in):
Operating activities	(24,034,772)	(1,334,067)	3,831,280
Investing activities	(9,305,110)	(4,570,703)	(3,621,921)
Financing activities	120,105,258	1,679,652	3,706,686
Net (decrease) increase in cash and cash equivalents	86,765,376	(4,225,118)	3,916,045

Cash Flows Used in and Provided by Operating Activities

Cash flows used in operating activities to date have primarily resulted from personnel related costs, fluctuations in trade payables and other current assets and liabilities. As Arqit expects to continue to increase hiring in connection with the commencement of commercial operations, it expects its cash used in operating activities to increase significantly before it starts to generate any material cash flows from commercialization of its products.

During the year ended September 30, 2021 cash used in operating activities was $24,034,772. The primary factors affecting operating cash flows during the period were a net loss of $271,729,101 and adjustments for non-cash items of $253,768,129.

Cash flows used in operating activities to date have primarily resulted from personnel related costs, fluctuations in trade payables and other current assets and liabilities. As Arqit expects to increase hiring leading up to the commencement of commercial operations, it expects its cash used in operating activities to increase significantly before it starts to generate any material cash flows from commercialization of its products.

During the year ended September 30, 2020, cash used in operating activities was $1,334,067. The primary factors affecting operating cash flows during the period were a net loss of $1,136,853, adjustments for non-cash items of $126,384, net finance cost of $327,881 and tax credit received of $833,301. This was offset by movements in working capital of $1,457,091.

During the nine months ended September 30, 2019, cash provided by operating activities was $3,831,280. The primary factors affecting operating cash flows during the period were a net profit of $783,847, adjustments for non-cash items of $11,700 and movements in working capital of $3,575,192. This was offset by net finance income of $421,786.

Arqit’s non-cash items primarily consist of fair value movement on warrant valuation, listing service expense,  share-based charges and depreciation, while movements in working capital are primarily driven by changes in trade and other payables.

Cash Flows Used in Investing Activities

Net cash used in investing activities was $9,305,110 for the year ended September 30, 2021, compared with $4,570,703 for the year ended September 30, 2020 and $3,621,921 for the nine months ended September 30, 2019. These year over year increases were primarily attributed to the costs incurred in the development of intangible fixed assets.

Cash Flows Provided by Financing Activities

Cash flows provided by financing activities primarily relate to funds acquired as part of the Business Combination, proceeds from convertible loan notes and borrowings which have been used to fund working capital and for general corporate purposes.

Net cash provided by financing activities was $120,105,258 for the year ended September 30, 2021, compared with $1,679,652 for the year ended September 30, 2020 and $3,706,686 for the nine months ended September 30, 2019. The significant increase for the year ended September 30, 2021 was as a result of funds raised in connection with the Business Combination.

5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Arqit’s policy regarding research and development expenses is consistent with the requirements of IFRS IAS 38. Research costs are expensed as incurred through the income statement, while development costs are capitalized after technical and commercial feasibility of the asset for sale or use have been established. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.

For the periods ended September 30, 2021, 2020 and 2019, there were no research costs reflected in the statement of comprehensive income. This is primarily due to the research phase being deemed as complete in 2018. For all periods presented, eligible costs have been treated as development costs and capitalized. As described in the “Risk Factors” section and elsewhere in this Annual Reports, government regulations and policies can make developing or marketing our technologies expensive or uncertain due to various restrictions. See “Item 3. Key Information—3.D. Risk Factors” and “Item 4. Information on the Company—4.B. Business Overview—Government Regulation.” For further information on our research and development policies and additional product information, see “Item 4. Information on the Company— 4.B. Business Overview.”

5.D. TREND INFORMATION

Other than as described in Item 3.D. “Risk Factors” and in Item 5.A. “Operating Results—Key Factors Affecting Operating Results—Market Trends” of this Annual Report, which are incorporated by reference herein, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our year ended September 30, 2020 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

5.E. CRITICAL ACCOUNTING ESTIMATES

Arqit’s financial statements are prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and IFRS. While significant accounting policies are described in more detail in Arqit’s audited financial statements included elsewhere in this Annual Report, it believes that the following accounting policies are those most critical to the judgments and estimates used in the preparation of its financial statements.

Warrants valuation

Estimating the fair value of warrants requires a determination of the most appropriate valuation model, which depends on the terms and conditions of the warrant. This estimate also requires determination of the most appropriate inputs to the valuation model including equity value, exercise price, volatility, dividend yield, risk free rate and exercise period and making assumptions about them. For the measurement of the fair value of warrants at both the acquisition and the reporting date, Arqit uses a Binomial Option Pricing Model. The assumptions and models used for this estimation are disclosed in the notes to Arqit’s audited consolidated financial statements.

Deemed Acquisition Cost

A ‘reverse acquisition’ is a business combination in which the legal acquirer - i.e. the entity that issues the securities (listed entity) becomes the acquiree for accounting purposes and the legal acquiree becomes the acquirer for accounting purposes.

A reverse acquisition is accounted for under IFRS 2 (Share-based Payments) whereby the legal acquiree Arqit Limited is deemed to have issued shares in exchange for the net assets and listing status of Arqit. The deemed consideration is the fair value of the shares that Arqit Limited would have had to issue to Arqit to acquire the same percentage equity interest in the combined entity that results from the reverse acquisition.

The deemed acquisition cost is recognised in profit or loss and is the difference between the fair value of the deemed consideration and the fair value of the net assets acquired. It represents the premium paid for obtaining the public listing. Detail on the reverse acquisition of Arqit is disclosed in the notes to Arqit’s audited consolidated financial statements.

Capitalisation of Development Costs

Arqit capitalizes costs for product development projects. Initial capitalization of costs is based on management’s judgement that technological and economic feasibility is confirmed, usually when a product development project has reached a defined milestone according to an established project management model, and all other recognition criteria within IAS 38 can be demonstrated. In determining the amounts to be capitalised, management makes assumptions regarding the expected future cash generation of the project, discount rates to be applied and the expected period of benefits. At September 30, 2021, the carrying amount of capitalised development costs were $18,235,034, compared with $8,776,530 at September 30, 2020 and $4,047,138 at September 30, 2019.

Share-Based Payments

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity settled transactions with employees at the grant date, Arqit uses a Black Scholes valuation. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in the notes to Arqit’s audited consolidated financial statements.

Accounting Treatment of Income from European Space Agency (“ESA”)

There are mixed indicators whether the arrangement is in scope of IAS 20 or IFRS 15, and this assessment is a key management judgement. In 2019 Arqit entered in an agreement with the ESA whereby it has undertaken to carry out all work necessary to design, develop, manufacture, assemble, integrate, verify, obtain licenses and launch a satellite (“QKDSat”), and to deploy and pilot the operations of the QKDSat system. ESA has undertaken to pay specified amounts upon the achievement of specific milestones related to this undertaking, as set out in the agreement. QKDSat is constituted under the ARTES 33-11 programme line which ESA has created with the objective of validating Quantum Key Distribution technologies.

Based on management’s analysis, Arqit is providing specific deliverables (intellectual property) and services (satellite design) to ESA, which in its view it is a reasonable judgement that IAS 20 is not applicable and Arqit is providing services to ESA in its capacity as a customer. Arqit’s primary output of is the provision of Quantum Key Distribution rather than satellite design services and the sale of intellectual property. While the performance obligations in the ESA agreement are not Arqit’s primary output, the sale of satellite design services and intellectual property is an ordinary output of Arqit.

Given the judgement associated with the above, and whether the provision of such services is “revenue” from the ordinary activities of the business, presentation as “Other Income” is concluded as appropriate and reflects the substance of the ESA agreement.

Market Rate of Interest Used in Accounting for Convertible Loan Notes

Management have deemed the interest to be 10%. This assessment was made on the basis of informal opinions sought from advisers, and management’s own experience of similar instruments from prior engagements in other businesses.

Deferred Tax Asset

Judgement is required to determine whether deferred tax assets are recognised in the statement of financial position. Deferred tax assets, arising from unutilised tax losses, require Arqit to assess the likelihood it will generate sufficient taxable earnings in future periods, in order to utilise recognised deferred tax assets. To the extent that future cash flows and taxable income differ significantly from estimates, Arqit’s ability to realise the net deferred tax assets recorded at the reporting date could be impacted.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

The following persons serve as Arqit’s directors and executive officers. For biographical information concerning the directors and executive officers, see below.

Name	Age	Position
David Williams	52	Executive Chairman, Founder and Chief Executive Officer
David Bestwick	56	Co-Founder and Chief Technology Officer
Nick Pointon	51	Chief Financial Officer and Executive Director
Manfredi Lefebvre d’Ovidio	68	Senior Independent Director
Carlo Calabria	61	Director
Stephen Chandler	52	Director
Lt General VeraLinn Jamieson	61	Director
Garth Ritchie	53	Director
General Stephen Wilson	62	Director
Air Vice-Marshal Peter Rochelle	56	Chief Operating Officer
Paul Feenan	48	Chief Revenue Officer
Dr. Daniel Shiu	52	Chief Cryptographer
Patrick Willcocks	53	General Counsel and Corporate Secretary

David Williams is the Founder, Chief Executive Officer and Chairman of the board of directors of Arqit. Prior to founding Arqit, from 2002 to 2017 Mr. Williams was the co-founder and CEO of Avanti Communications Group plc, which pioneered the use of Ka-band satellite communication. Mr. Williams also served as Founder Chairman of the Advisory Board of Seraphim Space Ventures, a $100 million high technology venture capital firm based in London, which he initiated with UK Government support in 2014. Prior to this, Mr. Williams was an investment banker specializing in financing international telecom businesses. Mr. Williams holds a Bachelor of Arts (Honors) in Economics and Politics from the University of Leeds. He was granted the Queens Award for Export in 2015 and received the Quoted Company Entrepreneur of the Year in 2006.

David Bestwick is the Co-Founder and Chief Technology Officer of Arqit. Prior to co-founding Arqit, from 1996 to 2018 Mr. Bestwick was the Co-Founder and Chief Technology Officer of Avanti Communications Group plc, which pioneered the use of Ka-band satellite communication. Mr. Bestwick spent his early career at the Marconi Research Laboratory and VEGA Group plc, where he worked on the commercialization of Earth Observation satellite data. Mr. Bestwick also advised the European Space Agency on its telecommunications research strategy and sits on the Board of the Quantum Technology Industry Group. He earned a Bachelor of Science (Honors) in Astrophysics from the University of Leicester.

Nick Pointon is the Chief Financial Officer and a member of the board of directors of Arqit. Prior to joining Arqit, from 2017 to 2021 Mr. Pointon was the Group CFO of Privitar, a venture capital-funded data privacy company, and from 2011 to 2016 was the Vice President of Finance at King Digital Entertainment plc, which listed on the NYSE prior to being bought by Activision Blizzard, Inc. Mr. Pointon has experience acting as Financial Controller in a number of private and public telecoms and technology businesses. Mr. Pointon holds an LLB in Law from Kings College London and trained as a Chartered Accountant with Moore Stephens before moving to KPMG for two years’ post-qualification experience.

Manfredi Lefebvre d’Ovidio is a member of the board of directors of Arqit and serves as senior independent director. Mr. Lefebvre d’Ovidio is Chairman of Heritage Group, a diversified conglomerate with interests in the cruise industry, property and financial investments. Mr. Lefebvre d’Ovidio assumed the role of Executive Chairman of Silversea Cruises from 2001 until 2020. During this period, Mr. Lefebvre d’Ovidio transformed Silversea Cruises from a cruise line with five vessels to a market leader covering over 900 destinations worldwide. Further, he expanded the product range of Silversea Cruises by adding an expedition fleet, which quickly became a leader in luxury expedition cruising as well. In 2018, Mr. Lefebvre d’Ovidio sold two-thirds equity stake of Silversea Cruises to Royal Caribbean Cruises Ltd. for approximately $1 billion. Heritage Group recently acquired a majority stake in the high- end tour operator Abercrombie & Kent with Mr. Lefebvre d’Ovidio also becoming co-Chairman of its board. Mr. Lefebvre d’Ovidio serves as the Vice President of the Monaco Chamber of Shipping, Member of Executive Committee of the World Tourism and Travel Council, and has held a number of key roles in Cruise Lines International Association, including European Chairman, Member of the Global Executive Committee, and Chairman from 2007 to 2013. Mr. Lefebvre d’Ovidio was honored with the Chevalier de l’Ordre de Saint Charles and Grimaldi by SAS Prince Albert of Monaco.

Carlo Calabria is a member of the board of directors of Arqit. Mr. Calabria has close to four decades of experience in the financial services sector and has held multiple senior leadership positions at some of the world’s largest financial institutions. In 2012, he founded CMC Capital Limited, an investment banking boutique specializing in mergers and acquisitions and debt restructuring, which he led until 2016, and then returned in 2021. Mr. Calabria is a mergers and acquisitions expert with vast experience across different sectors and regions. In 2016, he joined Barclays as Chairman of M&A and then served as Head of Banking for Barclays Europe from 2016 to 2020 and was responsible for investment banking activities in Continental Europe and Central and Eastern Europe, Middle East and Africa. Prior to joining Barclays, he served as Head of International M&A, first at Credit Suisse and then at Merrill Lynch from 2006 to 2011. Prior to this, Mr. Calabria worked at Credit Suisse from 1990 to 2006 and began his investment banking career at Morgan Grenfell & Co. Ltd in 1983. Mr Calabria holds a Master of Arts (Honors) in Economics from Rome University, La Sapienza.

Stephen Chandler is a member of the board of directors of Arqit. Mr. Chandler is an entrepreneur, investor and company builder, with 20 years of experience in forming, funding, running, advising and investing in technology businesses. Mr. Chandler is a co-founder of over ten businesses with involvement in dozens more. Since 2009 he has been the Co-founder and Managing Partner at Notion Capital, a venture capital firm focused on Cloud Computing and Software-as-a-Service. Following an early career at Deloitte and then UBS, he was the Chief Financial Officer at MessageLabs, a cyber security company, through to its acquisition by Symantec in 2008. He is currently a board director of several growing tech companies, including GoCardless, Paddle, Panaseer, Novatiq and Virtual Stock. Mr. Chandler is a qualified Chartered Accountant and holds a Bachelor of Arts (Honors) in Accounting & Economics from the University of Exeter.

Lt General VeraLinn Jamieson is a member of the board of directors of Arqit. Lt. General Jamieson is experienced in data management, cloud technology, artificial intelligence and machine learning, with over 37 years of government experience. She achieved the rank of Lieutenant General in the U.S. Air Force. Lt. General Jamieson served as the Director of the United States Air Force’s Intelligence Surveillance, Reconnaissance and Cyber Effects enterprise, conducting operations for the Department of Defence from 2016 to 2019. Before she assumed her position as Deputy Chief of Staff, Lt. General Jamieson served as the Deputy Commander, Joint Functional Component Command for ISR and U.S. Strategic Command in Washington D.C. Lt. General Jamieson also serves as a director of Digital Realty Inc. She holds a Bachelor of Science in Business Administration from West Virginia University and a Master of Arts in Strategic Studies and Aviation Management from the National Defence University and Embry Riddle University.

Garth Ritchie is a member of the board of directors of Arqit. Mr. Ritchie has over 25 years of experience in banking and finance where he has held a number of senior leadership positions. In 1996, Mr. Ritchie joined Deutsche Bank in the Johannesburg office and went on to become a member of the Global Markets Executive Committee in 2009 as Head of Equities. In January 2016, Mr. Ritchie was appointed to Deutsche Bank’s Management Board with responsibility for Deutsche Bank’s markets division. In 2017, he became Co- Head of the newly created Corporate & Investment Bank. In 2018, he became its sole Head and was appointed as President. In June 2020, Mr. Ritchie joined Centricus, a London-based global investment firm, where he leads the firm’s capital markets and advisory business. Mr. Ritchie earned his B.Com. in Finance and Economics from the University of Port Elizabeth.

General Stephen Wilson is a member of the board of directors of Arqit. General Wilson served as Four- Star U.S. Air Force General until December 2020 and has over 39 years of military service. He managed the organizing, training, and equipping 685,000 active-duty, Guard and Reserve Airmen. He helped manage the planning, programming, budgeting and execution of the Air Force’s $205 billion annual budget. General Wilson also served on the Joint Requirements Oversight Council setting the acquisition requirements for the Department of Defense. He has engaged in multiple flying tours and led bomber, intelligence, surveillance control operations. He has supported other key operations including Iraqi Freedom, Enduring Freedom and Combined Joint Task Force-Horn of Africa. General Wilson has held a number of command positions. This includes acting as Joint Functional Component Commander for Global Strike and Air Force Global Strike Command. General Wilson has received many awards including three Defense Service Medals, the Defense Superior Service Medal, two Legions of Merit, two Bronze Stars and two Air Medals. General Wilson is a command pilot with more than 4,500 flying hours and nearly 700 combat hours. General Wilson serves on the board of directors of New Vista Acquisition

Company and B.A.E Systems, Inc. General Wilson is a graduate of Texas A&M University with a Bachelor of Science in Aerospace Engineering and the U.S. Air Force Weapons School. He holds Masters degrees in Engineering Management from South Dakota School of Mines and Technology and in Strategic Studies from Air University.

Air Vice-Marshal Peter Rochelle has served as the Chief Operating Officer of Arqit since September 2020. Prior to joining Arqit, Air Vice-Marshal Rochelle served in the Royal Air Force for 34 years. After his MA in Defence, he was involved in the Acquisition and Government Strategic Programme Delivery. He proceeded to act as Chief of Staff for DG FMC and then Programme director, for Carrier Enabled Power Projection project. After completing his role as Chief of Staff Capability, Acquisition and Force Development in April 2020, Peter was mandated to deliver a record high £40 billion sub-portfolio. This included the delivery of the F35 programme, acquisition of P8 and E7. Peter was also instrumental in the development of the RAF and the UK’s Rapid Capability Office. He co-developed the UK’s first Air Information Experimentation Lab, Space Coalition development and created the Op Olympic Defender justification. Throughout his extensive military experience, he has been awarded DFC (Kosovo), an OBE and a CB for services to Acquisition. Additionally he was recognised as fellow of the UK endorsed Innovation Knowledge Exchange (FIKE).

Paul Feenan has served as the Chief Revenue Officer of Arqit since April 2021. Prior to this, Mr. Feenan was the Managing Director for Global Institutional Sales at Arqit since April 2020. Mr. Feenan was previously the Director for Strategic Partnerships at JUMO, a Cape Town headquartered, global financial technology company, from 2016 to 2020. Mr. Feenan was the Director for Government Services at Avanti Communications Group plc from 2012 to 2016. Prior to this, Mr. Feenan was a commissioned British Army Officer where he served for over 16 years in a variety of Command and Operational roles including as the lead for Domestic Counterterrorism in the run-up to the 2012 London Olympic Games. He has a Master of Arts (Honors) Degree in Geography from the University of Cambridge.

Dr. Daniel Shiu has served as the Chief Cryptographer of Arqit since 2021. Prior to joining Arqit, Dr. Shiu worked for the UK’s intelligence, cyber and security agency GCHQ for 19 years. He was the UK’s first National Technical Authority for Cryptographic Design and Quantum Information Processing and was part of the National Technical Authority function, assumed by the new National Cyber Security Centre (NCSC). He was responsible for briefing the Government’s Chief Scientific Adviser in Crypto mathematical matters. Dr. Shiu also served as Head of the Heilbronn Institute for Mathematical Research (HIMR) and represented GCHQ in co-directing the National Quantum Technologies Program. Throughout his career, Dr. Shiu’s has received multiple prizes, including an international, annual award for best crypto-mathematician and on three separate occasions an international award for the best cryptanalytic achievement of the year. He has a BSc (Honors) and ARCS in Mathematics from Imperial College London, and a DPhil in Mathematics from the University of Oxford (Pembroke College).

Patrick Willcocks is General Counsel and Corporate Secretary of Arqit. Prior to joining Arqit, Mr. Willcocks ran a legal consultancy. From 2009 to 2018, Mr. Willcocks was General Counsel and Company Secretary of Avanti Communications Group plc. Prior to this, Patrick was a senior attorney at HP/EDS, a banking and financing solicitor at Eversheds Sutherland, and an investment banker at a number of international banks. Patrick has an LLB (Honors) Degree in Law from Trinity College Dublin, a Barrister- at-Law degree from the Honorable Society of King’s Inns in Dublin, and a Masters in Business Studies (Strategic Planning) and a Diploma in Business Studies from UCD Business School.

Family Relationships

There are no family relationships between any of the executive officers and directors.

6.B. COMPENSATION

Historical Executive Officer and Director Compensation

The aggregate cash compensation paid by Arqit and its subsidiaries to its executive officers and directors who for the year ended September 30, 2021 was $2,351,685. This amount includes $61,007 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

As of September 30, 2021, 60,000 options to purchase ordinary shares had been granted to Arqit’s executive officers and directors.

Executive Officer and Director Compensation

Arqit’s policies with respect to the compensation of its executive officers and directors are administered by its board of directors in consultation with the compensation committee. The compensation decisions regarding Arqit’s executives is based on the need to attract individuals with the skills necessary for the company to achieve its business plan, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above the company’s expectations.

Arqit has an executive compensation program that is competitive with other similarly-situated companies in its industry. This includes a base salary, cash annual bonus and long-term equity compensation awards that are, in each case, consistent with market practices and designed to incentivize, motivate and retain key employees. Each of Arqit’s executive officers and employees is party to an employment agreement with Arqit, all of which are in substantially the same form. Under their respective agreements, each executive officer and employee is compensated with an annual base salary and most are also eligible for an annual discretionary bonus. In addition, each executive officer and employee is subject to a perpetual confidentiality covenant, and non-competition and non-solicitation restrictive covenants during the term of employment and for a period of three to twelve months after the termination of employment. Each of the agreements also includes agreement by the executive officer or employee to assign all intellectual property rights created during the course of employment to Arqit. The agreements include a notice period of one week to one month if either Arqit or the executive officer or employee wishes to terminate the agreement, other than for cause, in which case termination is effective immediately. Arqit may provide payment in lieu of such notice or may require the executive officer or employee to be placed on garden leave.

Arqit has a compensation plan for its directors. Arqit, working with the compensation committee, has set director compensation at a level comparable with those directors with similar positions at comparable companies. Each non-executive director receives an annual cash retainer of $60,000. Each director who serves as the chairman of a committee receives an additional $20,000 per year and each other member of a committee receives an additional $10,000 per year per committee. Directors have the option to elect to receive their cash compensation in the form of either cash or restricted share units (“RSUs”). In addition, directors will benefit from an annual grant of 15,000 RSUs which will be awarded in accordance with Arqit’s incentive award plan. Arqit also intends to enter into director appointment letters with each of its directors, which will provide for fees, reimbursement of expenses, and include standard provisions regarding duties and confidentiality.

Equity Compensation — Incentive Award Plan

Arqit’s board of directors adopted an incentive award plan (the “Incentive Award Plan”) in order to facilitate the grant of cash and equity incentives to its directors, employees (including executive officers) and consultants and its affiliates and to enable it and certain of its affiliates to obtain and retain services of these individuals, which is essential to Arqit’s long-term success.

The purpose of the Incentive Award Plan is to enhance Arqit’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. Equity awards and equity- linked compensatory opportunities are intended to motivate high levels of performance and align the interests of directors, employees and consultants with those of stockholders by giving directors, employees and consultants the perspective of an owner with an equity or equity-linked stake in the company and providing a means of recognizing their contributions to our success. Arqit’s board of directors believes that equity awards are necessary to remain competitive in its industry and are essential to recruiting and retaining the highly qualified employees who help us meet our goals.

The aggregate number of ordinary shares available for issuance under the Incentive Award Plan is equal to 12.5% of the sum of the total number of issued and outstanding ordinary shares, which equals an aggregate pool of 15 million ordinary shares. Prior to the completion of the Business Combination, Arqit Limited granted options over Arqit Limited ordinary shares to its employees, consultants and advisors. The holders of each of these options agreed to exchange these options for equivalent options to acquire 8,106,425 ordinary shares, which were issued under amended option agreements with terms consistent with the Incentive Award Plan, leaving 6,893,575 ordinary shares available for issuance in respect of future grants of awards under the Incentive Award Plan. The compensation committee may make grants of awards under the Incentive Award Plan to key employees, in forms and amounts to be determined by the compensation committee based on the recommendations of an independent compensation consultant. No final decisions have been made with respect to grants of equity awards under the Incentive Award Plan.

6.C. BOARD PRACTICES

Board Composition

Director Independence

The Nasdaq corporate governance rules require that a majority of the board of directors be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, stockholder, or officer of an organization that has a relationship with the listed company). Arqit has eight directors, six of whom – directors Calabria,

Chandler, d’Ovidio, Jamieson, Ritchie and Wilson – the board has determined qualify as independent directors as defined in the Nasdaq corporate governance rules.

Classes of Directors

The board of directors is divided into three staggered classes of directors. At each annual meeting of its shareholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring, as follows:

·	the Class I directors include Stephen Chandler, Lt General VeraLinn Jamieson and General Stephen Wilson;
·	the Class II directors include Nick Pointon and Carlo Calabria; and
·	the Class III directors include David Williams, Manfredi Lefebvre d’Ovidio and Garth Ritchie.

Risk Oversight

The board of directors oversees the risk management activities designed and implemented by its management. The board of directors executes its oversight responsibility both directly and through its committees. The board of directors also considers specific risk topics, including risks associated with its strategic initiatives, business plans and capital structure. Arqit’s management, including its executive officers, are primarily responsible for managing the risks associated with the operation and business of the company and provides appropriate updates to the board of directors and the audit committee. The board of directors delegates to the audit committee oversight of its risk management process, and its other committees also consider risk as they perform their respective committee responsibilities. All committees report to the board of directors as appropriate, including when a matter rises to the level of material or enterprise risk.

Committees of the Board of Directors

Arqit has established a separately standing audit committee, nominations and corporate governance committee and compensation committee.

Audit Committee

Listing Requirements

Under Nasdaq corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

The audit committee is comprised of Stephen Chandler, Lt General VeraLinn Jamieson and Garth Ritchie. Stephen Chandler serves as the chairperson of the audit committee. All members of the audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate governance rules. The board of directors has determined that Stephen Chandler is an audit committee financial expert as defined by the SEC rules and is financially literate as defined by Nasdaq corporate governance rules.

The board of directors has determined that each member of the audit committee is independent, as such term is defined in Rule 10A3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Audit Committee Role

The board of directors adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the SEC rules and Nasdaq corporate governance rules. These responsibilities include:

●	retaining and terminating our independent auditors, subject to ratification by the board of directors, and in the case of retention, subject to ratification by the shareholders;
●	pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;
●	overseeing the accounting and financial reporting processes of Arqit;
●	managing audits of Arqit’s financial statements;

●	preparing all reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;
●	reviewing with management and Arqit’s independent auditor its annual and quarterly financial statements prior to publication, filing, or submission to the SEC;
●	recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, as well as approving the yearly or periodic work plan proposed by the internal auditor;
●	reviewing with Arqit’s general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that may have a material impact on the financial statements;
●	identifying irregularities in Arqit’s business administration, inter alia, by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;
●	reviewing policies and procedures with respect to transactions (other than transactions related to compensation or terms of services) between Arqit and its officers and directors, affiliates of officers or directors, or transactions that are not in the ordinary course of business and deciding whether to approve such acts and transactions; and
●	establishing procedures for handling employee complaints relating to the management of Arqit’s business and the protection to be provided to such employees.

Nominations and Corporate Governance Committee

Arqit’s nominations and corporate governance committee is comprised of Manfredi Lefebvre d’Ovidio, General Stephen Wilson and Carlo Calabria. Manfredi Lefebvre d’Ovidio serves as the chairperson of the nominations and corporate governance committee. The board of directors adopted a nominations and corporate governance committee charter setting forth the responsibilities of the committee, which include:

●	overseeing and assisting the board of directors in reviewing and recommending nominees for election of directors;
●	assessing the performance of the members of the board of directors; and
●	establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to the board of directors a set of corporate governance guidelines applicable to Arqit’s business.

Compensation Committee

Arqit’s compensation committee is comprised of Garth Ritchie, Carlo Calabria and Lt General VeraLinn Jamieson, all of whom are independent directors. Carlo Calabria serves as the chairperson of the compensation committee. The board of directors adopted a compensation committee charter setting forth the responsibilities of the committee.

The purpose of the compensation committee is to review and approve compensation paid to our officers and directors and to administer our incentive compensation plans, including authority to make and modify awards under such plans.

Code of Ethics

Arqit has a Code of Ethics that applies to all of its employees, officers, and directors. This includes Arqit’s principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. Arqit will disclose on its website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or directors from provisions in the Code of Ethics.

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime. The amended and restated memorandum and articles of association provide for indemnification of Arqit’s officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. In addition, Arqit entered into indemnification agreements with each of its executive officers and directors. The indemnification agreements provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under Cayman Islands law, subject to certain exceptions contained in those agreements. Arqit has a policy of directors’ and officers’ liability insurance that insures Arqit’s officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures Arqit against its obligations to indemnify its officers and directors.

These indemnification obligations may discourage shareholders from bringing a lawsuit against Arqit’s officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against Arqit’s officers and directors, even though such an action, if successful, might otherwise benefit Arqit and its shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent Arqit pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.

Arqit believes that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

6.D. EMPLOYEES

As of September 30, 2021, Arqit had 74 full-time employees based in the UK, a majority of which are engaged in research and development and related functions. Arqit anticipates significant employee growth as it continues to commercialize its products. Arqit is highly dependent on human capital and a strong leadership team. It aims to attract, retain and develop staff with the skills, experience and potential necessary to implement its growth strategy.

6.E. SHARE OWNERSHIP

For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.” For information as to our equity incentive plans, see Item 6.B. “Director, Senior Management and Employees—Executive Officer and Director Compensation—Equity Compensation—Incentive Award Plan.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of the Company as of December 14, 2021 by:

●	each beneficial owner of more than 5% of the outstanding the Company’s Ordinary Shares;
●	each executive officer or a director of the Company; and
●	all of the Company’s executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

Each Company ordinary share will entitle the holder to one vote.

Beneficial ownership percentages are based on a total of 134,965,070 ordinary shares, which includes (i) 120,073,430 ordinary shares issued and outstanding as of December 14, 2021, and (ii) 14,891,640 warrants that will become exercisable on February 8, 2022.

		Approximate
		Percentage of
		Outstanding
	Number of	Ordinary
	Ordinary Shares	Shares
Five Percent Holders:
D2BW Limited(1)	30,304,808	22.5%
David Williams(2)	45,139,805	33.4%
David Bestwick(2)	38,387,742	28.4%
Notion Capital III GP LLP(3)	16,192,494	12.0%
The Evolution Technology Fund II, SCSp.(4)	9,931,461	7.4%
Centricus Heritage LLC(5)	14,851,667	11.0%
Heritage Assets SCSP(6)	17,919,716	13.3%
Directors and Executive Officers(7)
David Williams(2)	45,139,805	33.4%
David Bestwick(2)	38,387,742	28.4%
Nick Pointon	—	—
Carlo Calabria(8)	2,443,837	1.8%
Stephen Chandler	—	—
Manfredi Lefebvre d’Ovidio(6)	17,919,716	13.3%
Lt General VeraLinn Jamieson	—	—
Garth Ritchie	148,105	*
General Stephen Wilson	—	—
Air Vice-Marshal Peter Rochelle	—	—
Paul Feenan	—	—
Dr. Daniel Shiu	—	—
Patrick Willcocks	—	—
All directors and executive officers of the Company as a group .	73,734,397	54.6%
(1)

The business address for D2BW Limited is 1st Floor, 3 More London Riverside, London SE1 2RE, United Kingdom. David Williams and David Bestwick are the beneficial owners of D2BW Limited, and have shared investment and voting power over the shares held by D2BW Limited.

(2)

The business address for each of David Williams and David Bestwick is 1st Floor, 3 More London Riverside, London SE1 2RE, United Kingdom. Includes 30,304,808 shares held by D2BW Limited, of which David Williams and David Bestwick are the beneficial owners and have shared investment and voting power over the shares held by D2BW Limited.

(3)

The business address for Notion Capital III GP LLP is 91 Wimpole Street, London W1G 0EF, United Kingdom. Includes 15,948,285 shares held by Notion Capital III GP LLP and 244,209 shares held by MNL Nominees Limited over which Notion Capital Managers LLP has sole investment and voting power. The investment decisions of Notion Capital Managers LLP are made by the majority vote of an investment committee comprised of five members, including Stephen Chandler. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of at least a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Based upon the foregoing analysis, no individual member of the investment committee of Notion Capital Managers LLP exercises voting or dispositive control over any of the securities over which it holds sole investment and voting power. Accordingly, Mr. Chandler is not deemed to have or share beneficial ownership of such shares.

(4)

The business address for The Evolution Technology Fund II, SCSp. is 15 Boulevard F.W. Raiffeisen, L-2411 Luxembourg. Evolution Equity Partners II Sarl is the general partner of The Evolution Technology Fund II, SCSp. and has sole investment and voting power over the shares held by The Evolution Technology Fund II, SCSp.

(5)

The business address for Centricus Heritage LLC is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Includes 6,266,667 warrants which will become exercisable on February 8, 2022. Heritage Assets SCSP, Centricus Partners LP and Mr. Calabria are deemed to have beneficial ownership of 3,609,000, 3,317,000, and

1,659,000 shares, respectively, and Heritage Assets SCSP is deemed to have beneficial ownership of 6,266,667 warrants, which are expected to be distributed by Centricus Heritage LLC to those parties within the next 60 days.

(6)

The business address for Heritage Assets SCSP is c/o Heritage Services SAM Attn: Cristina Levis, 7 Rue Du Gabian, 98000, Monaco. Includes 8,044,049 shares currently held by Heritage Assets SCSP, 3,609,000 shares and 6,266,667 warrants (which will become exercisable on February 8, 2022) expected to be distributed to Heritage Assets SCSP by Centricus Heritage LLC within the next 60 days, over which Mr. Lefebvre d’Ovidio has sole investment and voting power.

(7)	The business address for each of the directors and executive officers of the Company is 1st Floor, 3 More London Riverside, London SE1 2RE, United Kingdom.
(8)	Includes 1,659,000 shares expected to be distributed by Centricus Heritage LLC to Mr. Calabria within the next 60 days.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of December 14, 2021, we had approximately 101 shareholders of record of our ordinary shares. We estimate that as of December 14, 2021, approximately 9.3% of our outstanding ordinary shares are held by seven U.S. record holders. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

7.B. RELATED PARTY TRANSACTIONS

PIPE Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, Centricus and Arqit entered into the Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors agreed to subscribe for and purchase, and Arqit agreed to issue and sell to such PIPE Investors, an aggregate of 7,100,000 ordinary shares at $10.00 per share for gross proceeds of $71,000,000 immediately following the consummation of the Business Combination. The PIPE Investors include Garth Ritchie, a director of Arqit who invested $500,000 in the PIPE Financing. The PIPE Investors also include Heritage Assets SCSP, which invested $50,000,000 in the PIPE Financing. Mr. Lefebvre d’Ovidio has sole investment and voting power over the shares held by Heritage Assets SCSP and is a director of Arqit. Arqit has granted the PIPE Investors certain registration rights in connection with the PIPE Financing.

Registration Rights Agreement

On September 3, 2021, Arqit, the Sponsor, Adam M. Aron, Nicholas Taylor, the shareholders of Arqit Limited prior to the Share Acquisition Closing and Heritage Assets SCSP entered into the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, among other things, subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders (as defined therein) may demand at any time or from time to time, that Arqit file a registration statement with the SEC to register the securities of Arqit held by such Holders. The Registration Rights Agreement also (i) provides the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions, and (ii) terminated the registration and shareholder rights agreement, dated as of February 3, 2021, among Centricus, the Sponsor and the other “Holders” named therein.

Amended and Restated Lock-Up Agreements

In connection with the closing of the Business Combination, the Company entered into the Original Lock-Up Agreements with the Sponsor and the Arqit Limited Shareholders. Pursuant to the Original Lock-Up Agreements, the Sponsor and the Arqit Limited Shareholders had agreed not to transfer any ordinary shares of the Company received pursuant to the Business Combination during the period commencing from the date of the closing of the Business Combination until the earlier to occur of (i) the date on which the closing price of the Company’s ordinary shares during such period exceeded $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days during a 30 consecutive trading day period and (ii) 18 months after the closing of the Business Combination.

On October 4, 2021, the Sponsor, the Arqit Limited Shareholders and their transferees, agreed to amend and restate the Original Lock-Up Agreements, and agreed not to transfer any ordinary shares of the Company received pursuant to the Business Combination during the period commencing from the date of the closing of the Business Combination until the earlier to occur of (i) 11:59 p.m. Eastern time on the close of trading on the second full trading day following the public dissemination by the Company of its financial results for the six months ended March 31, 2022; and (ii) such time as determined by the board of directors of the Company as being in the best interest of the parties to permit transfers (the “Amended and Restated Lock-Up Agreements”).

In addition to the Sponsor and the Arqit Limited Shareholders, Heritage Assets SCSP entered into an Amended and Restated Lock-Up Agreement with respect to 1,825,096 shares assigned to it by the Arqit Limited Shareholders at the time of the closing of the Business Combination, which were previously subject to an Original Lock-Up Agreement.

7.C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. COMBINED STATEMENTS AND OTHER FINANCIAL INFORMATION

Combined Financial Statements

See Item 18. “Financial Statements”.

Legal Proceedings

From time to time, Arqit may become involved in legal proceedings or be subject to claims arising in the ordinary course of its business. Arqit is not currently a party to any legal proceedings, the outcome of which, if determined adversely to it, would individually or in the aggregate have a material adverse effect on its business or financial condition.

Dividend Policy

We have not paid any cash dividends on our ordinary shares to date. Our board of directors will consider whether or not to institute a dividend policy. It is presently intended that we will retain our earnings for use in business operations and, accordingly, it is not anticipated that our board of directors will declare dividends in the foreseeable future.

8.B. SIGNIFICANT CHANGES

Pursuant to the terms of the Business Combination, closing of the Business Combination, the closing price of Arqit’s ordinary shares during such period was equal to or exceeded $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days during a 30 consecutive trading day period (the “Earnout Condition”), the former shareholders of Arqit Limited were entitled to be issued a further 10,000,000 of Arqit’s ordinary shares (the “Earnout Shares”). On October 5, 2021 the Earnout Condition was met, and therefore on October 6, 2021, the Earnout Shares were issued to the former shareholders of Arqit Limited.

Except as described above, we have not experienced any significant changes since the date of our audited annual consolidated financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

Our ordinary shares and warrants are listed on The Nasdaq Capital Market under the symbols “ARQQ” and “ARQQW”, respectively.

9.B. PLAN OF DISTRIBUTION

Not Applicable.

9.C. MARKETS

Our ordinary shares and warrants are listed on The Nasdaq Capital Market under the symbols “ARQQ” and “ARQQW”, respectively.

9.D. SELLING SHAREHOLDERS

Not Applicable.

9.E. DILUTION

Not Applicable.

9.F. EXPENSES OF THE ISSUE

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. SHARE CAPITAL

Not Applicable.

10.B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The following description of the material terms of the securities of the Company includes a summary of specified provisions of the Articles. This description is qualified by reference to the Articles, which is attached as Exhibit 1.1 to this Annual Report.

The Company is a Cayman Islands exempted company (company number 374857) and its affairs are governed by the Articles, the Cayman Companies Act and the common law of the Cayman Islands. The Company is authorized to issue 469,000,001 ordinary shares, $0.0001 par value each and 30,999,999 preference shares, $0.0001 par value each. The Company currently has only one class of issued ordinary shares, which have identical rights in all respects and rank equally with one another.

New Ordinary Shares

Holders of ordinary shares are entitled to one vote for each share held of record on all matters to be voted on by shareholders.

There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Holders of ordinary shares do not have any conversion, preemptive or other subscription rights and there is no sinking fund or redemption provisions applicable to the ordinary shares.

Dividends

Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of the board of directors and will depend upon such factors as earnings levels, capital requirements, contractual restrictions, the Company’s overall financial condition, available distributable reserves and any other factors deemed relevant by the board of directors.

Liquidation

On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of ordinary shares will be entitled to participate in any surplus assets in proportion to their shareholdings.

Differences in Company Law

Cayman Islands companies are governed by the Cayman Companies Act. The Cayman Companies Act is modelled on English Law but does not follow recent English Law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Cayman Companies Act applicable to the Company and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

In certain circumstances, the Cayman Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands exempted company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of two thirds of the voting shares voted at a general meeting) of the shareholders of each company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company.

The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Registrar of Companies of the Cayman Islands is satisfied that the requirements of the Cayman Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies of the Cayman Islands will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the directors of the Cayman Islands exempted company are required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; and (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands exempted company, the directors of the Cayman Islands exempted company are further required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Cayman Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows: (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (e) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands courts to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures for which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at an annual general meeting, or extraordinary general meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Cayman Islands courts. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;
●	the shareholders have been fairly represented at the meeting in question;
●	the arrangement is such as a businessman would reasonably approve; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights (providing rights to receive payment in cash for the judicially determined value of the shares), which would otherwise ordinarily be available to dissenting shareholders of United States corporations.

Squeeze-out Provisions

When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer relates within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Cayman Islands courts, but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through means other than these statutory provisions, such as a share capital exchange, asset acquisition or control, or through contractual arrangements of an operating business.

Shareholders’ Suits

Maples and Calder (Cayman) LLP, our Cayman Islands legal counsel, is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

●	a company is acting, or proposing to act, illegally or beyond the scope of its authority;
●	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Enforcement of Civil Liabilities

The Cayman Islands has a different body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States.

We have been advised by Maples and Calder (Cayman) LLP, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Special Considerations for Exempted Companies

We are an exempted company with limited liability under the Cayman Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;
●	an exempted company’s register of members is not open to inspection;
●	an exempted company does not have to hold an annual general meeting;
●	an exempted company may issue shares with no par value;
●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	an exempted company may register as a limited duration company; and
●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. The Articles permit indemnification of officers and directors for any liability, action, proceeding, claim, demand, costs damages or expenses, including legal expenses, incurred in their capacities as such unless such liability (if any) arises from actual fraud, willful neglect or willful default which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in the Articles.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Articles

Some provisions of the Articles may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Such shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue these preference shares, the price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be materially adversely affected.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under the Articles for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

●	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;
●	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;
●	directors should not improperly fetter the exercise of future discretion;
●	duty to exercise powers fairly as between different sections of shareholders;
●	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

●	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Articles provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Cayman Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The Articles do not permit our shareholders to requisition either an annual general meeting or an extraordinary general meeting, or to put forth a proposal at a general meeting. As a Cayman Islands exempted company, we are not obliged by law to call annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, the Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Articles, directors may be removed only for cause by a special resolution (usually a majority of two thirds of the voting shares voted at a general meeting) of our shareholders. A director will also cease to be a director if he or she (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) the director absents himself or herself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of directors without special leave of absence from the directors, and the directors pass a resolution that he or she has by reason of such absence vacated office; or (v) all of the other directors (being not less than two in number) determine that he or she should be removed as a director for “Cause” (i.e., a conviction for a criminal offence involving dishonesty or engaging in conduct which brings a director or the Company into disrepute or which results in a material financial detriment to the Company) (and not otherwise), either by a resolution passed by all of the other directors at a meeting of the directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other directors.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute under its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Articles, if the Company is wound up, the liquidator of our company may distribute the assets with the sanction of an ordinary resolution of the shareholders and any other sanction required by law.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

Under the Articles, if our share capital is divided into more than one class of shares, the rights attached to any such class may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued shares of that class or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote on the matter, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, the Articles may only be amended by a special resolution of the shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by the Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in the Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, or other rights or restrictions.

Inspection of Books

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Holders of our shares have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records.

Directors

Appointment and removal

The Directors are divided into three classes designated as Class I, Class II and Class III, respectively. Directors were assigned to each class in accordance with a resolution or resolutions adopted by the board of Directors. At the 2022 annual general meeting of the Company, the term of office of the Class I Directors shall expire and Class I Directors shall be elected for a full term of three years. At the 2023 annual general meeting of the Company, the term of office of the Class II Directors shall expire and Class II Directors shall be elected for a full term of three years. At the 2024 annual general meeting of the Company, the term of office of the Class III Directors shall expire and Class III Directors shall be elected for a full term of three years. At each succeeding annual general meeting of the Company, Directors shall be elected for a full term of three years to succeed the Directors of the class whose terms expire at such annual general meeting.

Notwithstanding the foregoing provisions of this Article, each Director shall hold office until the expiration of his term, until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal.

There is no cumulative voting with respect to the appointment of directors.

An ordinary resolution under Cayman Islands law, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the company, is required to elect a director.

The office of a Director shall be vacated if all of the other Directors (being not less than two in number) determine that he should be removed as a Director for Cause (and not otherwise) (as such term is defined in our amended and restated memorandum and articles of association), either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

Enforceability of Civil Liability under Cayman Islands Law

The Company has been advised by Maples and Calder (Cayman) LLP, its Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize, or enforce against the Company, judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against the Company predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. There is recent Privy Council authority (which is binding on the Cayman Islands court) in the context of a reorganization plan approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above. However, a more recent English Supreme Court authority (which is highly persuasive but not binding on the Cayman Islands court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarized above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above, and not by the simple exercise of the Courts’ discretion. Those cases have now been considered by the Cayman Islands court. The

Cayman Islands court was not asked to consider the specific question of whether a judgment of a bankruptcy court in an adversary proceeding would be enforceable in the Cayman Islands, but it did endorse the need for active assistance of overseas bankruptcy proceedings. We understand that the Cayman Islands court’s decision in that case has been appealed and it remains the case that the law regarding the enforcement of bankruptcy/ insolvency related judgments is still in a state of uncertainty.

Anti-Money Laundering — Cayman Islands

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Law (2020 Revision) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Law (2018 Revision) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection — Cayman Islands

We have certain duties under the Data Protection Act (As Revised) of the Cayman Islands (the “DPL”) based on internationally accepted principles of data privacy.

Privacy Notice

Introduction

This privacy notice puts our shareholders on notice that through your investment in the Company you will provide us with certain personal information which constitutes personal data within the meaning of the DPL (“personal data”). In the following discussion, the “company” refers to us and our affiliates and/or delegates, except where the context requires otherwise.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPL, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPL, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPL or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How the Company May Use a Shareholder’s Personal Data

The company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

●	where this is necessary for the performance of our rights and obligations under any purchase agreements;
●	where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or
●	where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPL.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

10.C. MATERIAL CONTRACTS

For information concerning our material contracts, see “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions”, incorporated herein by reference.

Business Combination Agreement

On May 12, 2021, the Company entered into a business combination agreement with Centricus Acquisition Corp. (“Centricus”), Centricus Heritage LLC, a Cayman Islands limited liability company, solely in its capacity as Centricus’ representative, Arqit Limited, a company limited by shares incorporated in England, David John Williams, solely in his capacity as the Arqit Limited shareholders’ representative, and the shareholders of Arqit Limited party thereto (the “Business Combination Agreement”). Pursuant to the Business Combination Agreement, (i) on September 2, 2021, Centricus merged with and into the Company (the “Merger”), with the Company surviving the merger, and the security holders of Centricus (other than security holders of Centricus electing to redeem their Centricus ordinary shares) became security holders of the Company, and (ii) on September 3, 2021, the Company acquired all of the issued and outstanding share capital of Arqit Limited from the shareholders of Arqit Limited in exchange for ordinary shares of the Company, such that Arqit Limited is a direct wholly owned subsidiary of the Company (the “Share Acquisition” and, together with the Merger, the “Business Combination”).

PIPE Subscription Agreements

On May 12, 2021, concurrently with the execution of the Business Combination Agreement, the Company and Centricus entered into subscription agreements with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe for and purchase, and Arqit agreed to issue and sell to such PIPE Investors, an aggregate of 7,100,000 ordinary shares of the Company at $10.00 per share for gross proceeds of $71,000,000 (the “PIPE Financing”). The PIPE Financing closed on September 3, 2021 immediately after the Business Combination.

Satellite Development Partnerships

The following is a description of Arqit’s key partnerships in connection with the development and constructions of its satellites:

European Space Agency

On July 30, 2019, Arqit entered into a contract with the European Space Agency or “ESA” under the ESA’s Advanced Research Telecommunications Systems program for the partial funding of Arqit’s development and operational validation of the quantum key distribution satellite system, including the design, build and launch of the first quantum key distribution satellite and associated mission capability in the ground service, user and control segments. The ESA agreement divides work into two phases: the first phase covers the preliminary design and the second phase covers the detailed design and implementation and all activities until the end of the service deployment and evaluation. Arqit is permitted to start second phase only upon receipt of written notification from the ESA of the relevant authorization to proceed. Arqit has agreed to sub-contract certain elements of this project with payment allocated between Arqit and the sub- contractors in agreed proportions.

Qinetiq Space NV

On January 27, 2020, Arqit entered into a firm fixed price contract with Qinetiq Space NV or “Qinetiq” for delivery by Qinetiq of quantum key distribution satellites by May 2022 and for conducting a launch readiness review by July 2022. Acceptance by Arqit of the satellites will be subject to testing and Arqit’s pre- shipment review that the satellite meets its performance specifications, and title of the satellites will pass to Arqit after launch and in-orbit testing is completed. Under the terms of this contract, Arqit will pay Qinetiq from (i) its private investment sources and (ii) ESA funding which is flowed down from Arqit’s contract with the ESA described above in “— European Space Agency”. Payment from ESA funding is subject to the satisfaction by Qinetiq of the relevant milestones set forth in the agreements between Arqit and the ESA.

10.D. EXCHANGE CONTROLS

There is no exchange control legislation or regulation in the Cayman Islands, except by way of such as freezing of funds of, and/or prohibition of new investments in, certain jurisdictions subject to international sanction.

10.E. TAXATION

Certain Material U.S. Federal Income Tax Considerations

General

The following discussion summarizes certain United States federal income tax considerations generally applicable to the ownership and disposition of the Company’s ordinary shares and warrants (collectively referred to herein as the “Company’s securities”) by U.S. Holders (as defined below). This discussion is limited to certain United States federal income tax considerations to beneficial owners of the Company’s securities that hold the such securities as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion assumes that any distributions made (or deemed made) by the Company on the Company’s securities and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of the Company’s securities will be in U.S. dollars.

This discussion does not address the United States federal income tax consequences to the founders, sponsors, officers or directors of the Company, Centricus or the Sponsor. This discussion is a summary only and does not describe all of the tax consequences that may be relevant to the ownership and disposition of the Company’s securities by an investor in light of its particular circumstances, including but not limited to, the alternative minimum tax, the Medicare tax on net investment income and the different consequences that may apply to investors that are subject to special rules under U.S. federal income tax laws, including but not limited to:

●	banks, financial institutions or financial services entities;
●	broker-dealers;
●	taxpayers that are subject to the mark-to-market tax accounting rules;
●	tax-exempt entities;
●	governments or agencies or instrumentalities thereof;

●	insurance companies;
●	regulated investment companies;
●	real estate investment trusts;
●	expatriates or former long-term residents of the United States;
●	persons that actually or constructively own five percent or more (by vote or value) of the Company’s shares;
●	persons that acquired the Company’s securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;
●	persons that hold the Company’s securities as part of a straddle, constructive sale, hedge, wash sale, conversion or other integrated or similar transaction;
●	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;
●	controlled foreign corporations;
●	passive foreign investment companies; and
●	partnerships (or entities or arrangements classified as partnerships or other pass-through entities for U.S. federal income tax purposes) and any beneficial owners of such partnerships.

If a partnership (or other entity or arrangement classified as a partnership or other pass-through entity for United States federal income tax purposes) is the beneficial owner of the Company’s securities, the United States federal income tax treatment of a partner, member or other beneficial owner in such partnership or other pass-through entity generally will depend on the status of the partner, member or other beneficial owner and the activities of the partnership or other pass-through entity. Partnerships and other pass-through entities holding the Company’s securities, as well as partners, members or other beneficial owners of such partnerships or other pass-through entities, are urged to consult their own tax advisors regarding the tax consequences of the ownership and disposition of the Company’s securities.

Moreover, the discussion below is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and such provisions may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, which may result in United States federal income tax consequences different from those discussed below. Furthermore, this discussion does not address any aspect of United States federal non-income tax laws, such as gift or estate tax laws, or state, local or non-United States tax laws.

The Company has not sought, and does not expect to seek, a ruling from the United States Internal Revenue Service (“IRS”) as to any United States federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE OWNERSHIP AND DISPOSITION OF THE COMPANY’S ORDINARY SHARES AND WARRANTS. EACH INVESTOR IN THE ORDINARY SHARES OR WARRANTS IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE OWNERSHIP AND DISPOSITION OF THE ORDINARY SHARES OR WARRANTS, INCLUDING THE APPLICABILITY AND EFFECT OF ANY UNITED STATES FEDERAL NON-INCOME, STATE, LOCAL, AND NON-UNITED STATES TAX LAWS.

For purposes of this summary, a U.S. Holder is a beneficial owner of ordinary shares or warrants who or that is, for United States federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to United States federal income tax regardless of its source; or
●	a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under Treasury Regulations to be treated as a United States person.

Taxation of Distributions

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder generally will be required to include in gross income as dividends in the year actually or constructively received by the U.S. Holder the amount of any distribution of cash or other property (other than certain distributions of the Company’s shares or rights to acquire the Company’s shares) paid on the Company’s ordinary shares to the extent the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under United States federal income tax principles). Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its ordinary shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares (the treatment of which is described under “— Gain or Loss on Sale or Other Taxable Disposition of Ordinary Shares and Warrants” below).

Dividends paid by the Company will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, dividends generally will be taxed as “qualified dividend income” at the lower applicable long-term capital gains rate (see “— Gain or Loss on Sale or Other Taxable Disposition of Ordinary Shares and Warrants” below) only if the ordinary shares are readily tradable on an established securities market in the United States, certain holding period and at-risk requirements are met, the Company is not a PFIC at the time the dividend was paid or in the previous year, and certain other requirements are met. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to the ordinary shares.

Gain or Loss on Sale or Other Taxable Disposition of Ordinary Shares and Warrants

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of the ordinary shares or warrants (including a redemption of warrants that is treated as a taxable disposition). Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such ordinary shares or warrants exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder may be taxed at reduced rates of taxation. The deductibility of capital losses is subject to certain limitations.

The amount of gain or loss recognized by a U.S. Holder on a sale or other taxable disposition of the ordinary shares or warrants generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition of the ordinary shares or warrants and (ii) the U.S. Holder’s adjusted tax basis in its ordinary shares or warrants so disposed of. A U.S. Holder’s adjusted tax basis in its ordinary shares or warrants generally will equal the U.S. Holder’s acquisition cost reduced, in the case of an ordinary share, by any prior distributions treated as a return of capital. See “Exercise, Lapse or Redemption of a Warrant” below for a discussion regarding a U.S. Holder’s tax basis in the ordinary share acquired pursuant to the exercise of a warrant.

Exercise, Lapse or Redemption of a Warrant

A U.S. Holder generally will not recognize gain or loss upon the acquisition of an ordinary share on the exercise of a warrant for cash. A U.S. Holder’s tax basis in an ordinary share received upon exercise of the warrant generally will equal the sum of the U.S. Holder’s initial investment in the warrant and the exercise price of such warrant. It is unclear whether a U.S. Holder’s holding period for the ordinary share received will commence on the date of exercise of the warrant or the day following the date of exercise of the warrant; in either case, the holding period will not include the period during which the U.S. Holder held the warrant. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current law. Subject to the PFIC rules discussed below, a cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for United States federal income tax purposes. In either situation, a U.S. Holder’s tax basis in the ordinary shares received generally should equal the U.S. Holder’s tax basis in the warrants exercised therefor. If the cashless exercise was not a realization event, it is unclear whether a U.S. Holder’s holding period for the ordinary shares received would be treated as commencing on the date of exercise of the warrants or the day following the date of exercise of the warrants; in either case, the holding period will not include the period during which the U.S. Holder held the warrants. If the cashless exercise were treated as a recapitalization, the holding period of the ordinary shares received would include the holding period of the warrants.

It is also possible that a cashless exercise could be treated as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered warrants with an aggregate fair market value equal to the aggregate exercise price for the total number of warrants to be exercised. In such case, subject to the PFIC rules discussed below, the U.S. Holder would recognize capital gain or loss with respect to the warrants deemed surrendered in an amount equal to the difference between the fair market value of the warrants deemed surrendered and the U.S. Holder’s tax basis in the warrants deemed surrendered. In this case, a U.S. Holder’s aggregate tax basis in the ordinary shares received would equal the sum of the U.S. Holder’s tax basis in the warrants deemed exercised and the aggregate exercise price of such warrants. It is unclear whether a U.S. Holder’s holding period for the ordinary shares would commence on the date of exercise of the warrants or the day following the date of exercise of the warrants; in either case, the holding period will not include the period during which the U.S. Holder held the warrants.

Due to the absence of authority on the United States federal income tax treatment of a cashless exercise, including when a U.S. Holder’s holding period would commence with respect to the ordinary shares received, there can be no assurance regarding which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

Subject to the PFIC rules described below, if the Company redeems warrants for cash pursuant to the redemption provisions described in the section of this Annual Report entitled “Description of Securities — Warrants — Public Shareholders’ Warrants” or if the Company purchases warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under “— Gain or Loss on Sale or Other Taxable Disposition of Ordinary Shares and Warrants.”

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant in certain events, as discussed in the section of this Annual Report entitled “Description of Securities — Warrants — Public Shareholders’ Warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. Holders of the warrants would, however, be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases such U.S. Holders’ proportionate interest in the Company’s assets or earnings and profits (e.g., through an increase in the number of ordinary shares that would be obtained upon exercise or through a decrease in the exercise price of the warrants), which adjustment may be made as a result of a distribution of cash or other property to the holders of the ordinary shares. Such constructive distribution to a U.S. Holder of warrants would be treated as if such U.S. Holder had received a cash distribution from the Company generally equal to the fair market value of such increased interest (taxed as described above under “— Taxation of Distributions”).

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for United States federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes, among other things, dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income. For purposes of the PFIC asset test, cash and other assets readily convertible into cash are considered passive assets, and the aggregate fair market value of the assets of a publicly traded non-U.S. corporation generally is treated as being equal to the sum of the aggregate value of the outstanding stock and the total amount of the liabilities of such corporation (the “Market Capitalization”) and the excess of the fair market value of such corporation’s assets as so determined over the book value of such assets is generally treated as goodwill that is a non- passive asset to the extent attributable to such corporation’s non-passive income.

As of the date hereof, the Company has not made a determination as to its PFIC status for its most recent taxable year or its current taxable year. The Company’s possible status as a PFIC is determined on an annual basis based on the composition of its assets, income, activities and Market Capitalization in the relevant taxable year and therefore may be subject to change. For example, because cash is generally considered to be an asset held for the production of passive income and the value of the Company’s assets for purposes of the asset test will generally be determined based on the market price of the Company’s ordinary shares, the Company’s PFIC status will depend in large part on the market price of the Company’s ordinary shares (which may fluctuate significantly) and how quickly the Company spends the cash proceeds received in connection with the Business Combination. Accordingly, there can be no assurance that the Company is not a PFIC for any taxable year. In addition, the Company’s U.S. counsel expresses no opinion with respect to its PFIC status for the current taxable year or future taxable years.

It is not entirely clear how various aspects of the PFIC rules apply to the warrants. Section 1298(a)(4) of the Code provides that, to the extent provided in Treasury regulations, any person who has an option to acquire stock in a PFIC shall be considered to own such stock in the PFIC for purposes of the PFIC rules. No final Treasury regulations are currently in effect under Section 1298(a)(4) of the Code. However, proposed Treasury regulations under Section 1298(a)(4) of the Code have been promulgated with a retroactive effective date (the “Proposed PFIC Option Regulations”). Each U.S. Holder is urged to consult its tax advisors regarding the possible application of the Proposed PFIC Option Regulations to an investment in the warrants. Solely for discussion purposes, the following discussion assumes that the Proposed PFIC Option Regulations will apply to the warrants.

Although the Company’s PFIC status is determined annually, an initial determination that the Company is a PFIC generally will apply for subsequent years to a U.S. Holder who held ordinary shares or warrants while the Company is a PFIC, whether or not the Company meets the test for PFIC status in those subsequent years. If the Company is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of the ordinary shares or warrants and, in the case of the ordinary shares, the U.S. Holder did not timely make either a mark-to-market election or a qualified electing fund (“QEF”) election for the Company’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, as described below, such U.S. Holder generally will be subject to special rules (such special rules, the “Default PFIC Regime”) with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or warrants (which may include gain realized by reason of transfers of ordinary shares or warrants that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes) and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, the portion of such U.S. Holder’s holding period for the ordinary shares that preceded the taxable year of the distribution).

Under the Default PFIC Regime:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or warrants;
●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the Company’s first taxable year in which the Company is a PFIC, will be taxed as ordinary income;
●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder without regard to the U.S. Holder’s other items of income and loss for such year; and
●	an additional amount equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

In general, if the Company is determined to be a PFIC, a U.S. Holder may be able to avoid the Default PFIC Regime described above in respect to the ordinary shares (but, under current law, not the warrants) by making a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of the Company’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which the Company’s taxable year ends. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

If a U.S. Holder makes a QEF election with respect to its ordinary shares in a year after the Company’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, then notwithstanding such QEF election, the Default PFIC Regime discussed above, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such U.S. Holder’s ordinary shares, unless the U.S. Holder makes a purging election under the PFIC rules. Under one type of purging election, the U.S. Holder will be deemed to have sold such ordinary shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of such purging election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the ordinary shares.

Under current law, a U.S. Holder may not make a QEF election with respect to its warrants to acquire ordinary shares. As a result, if a U.S. Holder sells or otherwise disposes of such warrants (other than upon exercise of such warrants) and the Company were a PFIC at any time during the U.S. Holder’s holding period of such warrants, any gain recognized generally will be treated as an excess distribution, taxed as described above. If a U.S. Holder that exercises such warrants properly makes and maintains a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to their ordinary shares), the QEF election will apply to the newly acquired ordinary shares. Notwithstanding such QEF election, Default PFIC Regime discussed above, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired ordinary shares (which, while not entirely clear, generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election under the PFIC rules. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed United States federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC annual information statement from the Company. There is no assurance, however, that the Company will have timely knowledge of its status as a PFIC in the future or that the Company will timely provide the required information for such years. The failure of the Company to provide such information on an annual basis could prevent a U.S. Holder from making a QEF election or result in the invalidation or termination of a U.S. Holder’s prior QEF election.

If a U.S. Holder has made a QEF election with respect to its ordinary shares, and the Default PFIC Regime discussed above do not apply to such shares (because of a timely QEF election for the Company’s first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of the ordinary shares generally will be taxable as capital gain and no additional interest charge will be imposed under the PFIC rules. As discussed above, if the Company is a PFIC for any taxable year, a U.S. Holder of ordinary shares that has made a QEF election will be currently taxed on its pro rata share of the Company’s earnings and profits, whether or not distributed for such year. A subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable when distributed to such U.S. Holder. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. In addition, if the Company is not a PFIC for any taxable year, such U.S. Holder will not be subject to the QEF inclusion regime with respect to the ordinary shares for such a taxable year.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) ordinary shares and for which the Company is determined to be a PFIC, such U.S. Holder generally will not be subject to the Default PFIC Regime described above with respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income in each taxable year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over its adjusted basis in its ordinary shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis in its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its ordinary shares will be treated as ordinary income. Under current law, a mark-to-market election may not be made with respect to warrants. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including Nasdaq, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the ordinary shares ceased to qualify as

“marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. U.S. Holders are urged to consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to the ordinary shares under their particular circumstances.

The Company is a holding company which conducts its business activities through a non-U.S. subsidiary. If the Company is a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge under the Default PFIC Regime described above if the Company receives a distribution from, or dispose of all or part of the Company’s interest in, the lower- tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.

The rules dealing with PFICs and with the QEF, purging, and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of the ordinary shares and warrants should consult their own tax advisors concerning the application of the PFIC rules to the ordinary shares and warrants under their particular circumstances.

Tax Reporting

Certain U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder’s investment in “specified foreign financial assets” on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions. Specified foreign financial assets generally include any financial account maintained with a non-U.S. financial institution and should also include the Company’s securities if they are not held in an account maintained with a U.S. financial institution. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties, and the period of limitations on assessment and collection of United States federal income taxes may be extended in the event of a failure to comply. Potential investors are urged to consult their tax advisors regarding the foreign financial asset and other reporting obligations and their application to an investment in the Company’s securities.

Information Reporting and Backup Withholding

Dividend payments with respect to the ordinary shares and proceeds from the sale, exchange or redemption of, the ordinary shares or warrants may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s United States federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Cayman Islands Tax Considerations

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the securities of the company. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances and does not consider tax consequences other than those arising under Cayman Islands law.

Under existing Cayman Islands Laws, payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporate tax. The Cayman Islands currently has no income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of the warrants. An instrument of transfer in respect of a warrant is stampable if executed in or brought into the Cayman Islands.

No stamp duty is payable in respect of the issue of our Class A ordinary shares or on an instrument of transfer in respect of such shares.

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and received an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Law Undertaking as to Tax Concessions

In accordance with the Tax Concessions Law, the following undertaking is hereby given to Arqit Quantum Inc. (the “Company”):

1.	That no law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the company or its operations; and
2.	In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:
2.1	on or in respect of the shares, debentures or other obligations of the company; or
2.2	by way of the withholding in whole or part, of any relevant payment as defined in the Tax Concessions Law.

These concessions shall be for a period of twenty years from the 28th day of April 2021.

10.F. DIVIDENDS AND PAYING AGENTS

Not Applicable.

10.G. STATEMENT BY EXPERTS

Not Applicable.

10.H. DOCUMENTS ON DISPLAY

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

10.I. SUBSIDIARY INFORMATION

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Arqit is exposed to market risk in the ordinary course of business. Market risk represents the risk of loss that may impact Arqit’s financial position due to adverse changes in financial market prices and rates. It is, and has been throughout the period under review, Arqit’s policy not to use or trade in derivative financial instruments. Arqit’s financial instruments comprise its cash and cash equivalents and various items such as trade creditors that arise directly from its operations. The main purpose of Arqit’s financial assets and liabilities is to provide finance for its operations in the near term.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. DEBT SECURITIES

Not Applicable.

12.B. WARRANTS AND RIGHTS

See “Item 10.B. Memorandum and Articles of Associations—Warrants” of this Annual Report, which is incorporated herein by reference.

12.C. OTHER SECURITIES

Not Applicable.

12.D. AMERICAN DEPOSITARY SHARES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. Any controls and procedures, can provide only reasonable assurance of achieving the desired objectives of the disclosure controls and procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2021. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2021, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. Additionally, our independent registered public accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting until we are no longer an emerging growth company.

Changes in Internal Control over Financial Reporting

This Annual Report does not include disclosure of changes in control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

16. [RESERVED]

16.A. AUDIT COMMITTEE AND FINANCIAL EXPERT

The board of directors has determined that Stephen Chandler qualifies as an “audit committee financial expert” as defined under rules and regulations of the SEC and satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

16.B. CODE OF ETHICS

We have adopted a code of ethics applicable to our directors, officers and employees. This includes our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. Our Code of Ethics is intended to meet the definition of “code of ethics” under Item 16B of 20-F under the Exchange Act. We will disclose on our website any amendment to, or waiver from, a provision of our Code of Ethics that applies to our directors or executive officers to the extent required under the rules of the SEC or Nasdaq. The code of ethics is available on our website as: www.arqit.uk/investors/corporate-governance/governance-documents. The information contained on our website is not incorporated by reference in this Annual Report.

16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our audit committee of the board of directors is required to pre-approve the audit and non-audit services to be performed by our independent registered public accounting firm and associated fees prior to the engagement with respect to such services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalogue of specific audit and non-audit services that may be performed by our independent registered public accounting firm.

	12 Months Ended	12 Months Ended
	September 30, 2021	September 30, 2020
PKF Littlejohn LLP
Audit Fees	£85,000	£65,000
Audited-Related Fees	£42,000	£—
Total	£127,000	£65,000

16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

16.G. CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) and our ordinary shares and warrants are listed on Nasdaq. The Nasdaq Listing Rules allow foreign private issuers, such as us, to follow home country corporate governance practices (in our case Cayman) in lieu of the otherwise applicable Nasdaq corporate governance requirements. In order to rely on this exception, we are required to disclose each Nasdaq Listing Rule that we do not follow and describe the home country practice we do follow in lieu thereof. We do not currently follow any Cayman corporate governance practices in lieu of Nasdaq corporate governance rules.

16.H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Our audited consolidated financial statements are included at the end of this Annual Report.

ITEM 18. FINANCIAL STATEMENTS

Not Applicable.

ITEM 19. EXHIBITS

We have filed the following documents as exhibits to this Form 20-F:

EXHIBIT INDEX

Exhibit No.	Description
1.1

Amended and Restated Memorandum and Articles of Association of the Company, incorporated by reference to Exhibit 1.1 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on September 10, 2021.

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

2.4

Assignment, Assumption and Amendment Agreement for Centricus’ outstanding warrants, incorporated by reference to Exhibit 2.4 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on September 10, 2021.

4.1

Registration Rights Agreement, by and among the Company and the other parties thereto, incorporated by reference to Exhibit 4.1 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on September 10, 2021.

4.2

Form of Amended and Restated Lockup Agreement, entered into between the Company, the Sponsor, the former shareholders of Arqit Limited and Heritage Assets SCSP on October 4, 2021 between the Company and the shareholders of Arqit Limited, incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-259982).

4.3

ESA Contract dated July 30, 2019 between Arqit Limited and the European Space Agency, incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-4 (File No. 333-256591).

4.4+

Firm Fixed Price Contract dated January 27, 2020 between Arqit Limited and Qinetiq Space NV, incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-4 (File No. 333-256591).

4.5	The Company’s Incentive Plan, incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-4 (File No. 333-256591).
4.6	Form of Director and Officer Indemnification Agreement, incorporated by reference to Exhibit 4.8 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on September 10, 2021.
4.7*	Form of Rollover Option Agreement relating to the grant of an option to acquire shares in Arqit Quantum Inc.
4.8*	Form of Rollover Option Agreement relating to the grant of an EMI option to acquire shares in Arqit Quantum Inc.
8.1	List of subsidiaries of the Company, incorporated by reference to Exhibit 8.1 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on September 10, 2021.
12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File - (formatted as Inline XBRL and contained in Exhibit 101).
*	Filed herewith.
**	Furnished herewith.
+	Certain portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). The Company agrees to furnish an unredacted copy of the exhibit to the SEC upon its request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ARQIT QUANTUM INC.

	By:	/s/ David Williams
Name: David Williams
Title: Chief Executive Officer

Date: December 16, 2021

Arqit Quantum Inc.

Consolidated audited financial statements

as of and for the year ended 30 September 2021

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Arqit Quantum Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated Statements of financial position of Arqit Quantum Inc and its subsidiaries (the “Group”) as of September 30, 2021, 2020, 2019, and the related Consolidated Statements of comprehensive income, Consolidated Statements of cash flow and Consolidated Statements of changes in equity for each of the year ended September 30, 2021, 2020 and nine months ended September 30, 2019 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of September 30, 2021, 2020 and 2019, and the results of its operations and its cash flows for the year ended June 30, 2021, 2020 and nine months ended September 30, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to those charged with governance and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgements. The communication of critical audit matters do not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Critical Audit Matter	How we addressed the matter in our audit
Reverse acquisition and business combination

On 3 September 2021 Arqit Limited completed the reverse acquisition of Arqit Quantum Inc. The Group was admitted to trading on NASDAQ on the same date.

The reverse acquisition does not constitute a business combination and is accounted for in accordance with IFRS 2 ‘Share-based Payments’ and associated IFRIC guidance. There is a risk the share-based payment has been incorrectly calculated and that the reverse acquisition has been incorrectly presented and disclosed within the financial statements. More specifically:

●
There is a risk that the deemed acquisition cost is not based on the most reliable information available (quoted price or direct valuation). The deemed acquisition cost has been based on a valuation included within the Business Combination Agreement (“BCA”) and there is a risk that the assumptions and inputs to the valuation are not appropriate;
●
There is a risk that transaction costs are not allocated appropriately between the fund raise and the share based listing expense; and
●
There is a risk that the financial statements do not correctly reflect the equity and reserves of the ongoing and acquired entities.

Our work in this area included:

●
Reviewing the Business Combination Agreement and other applicable documentation to ensure the terms of the reverse acquisition are understood and correctly accounted for;
●
Reviewing and challenging the inputs and assumptions into the valuation of Arqit Limited which was used to determine the deemed acquisition cost;
●
Reviewing the treatment of transaction costs in the financial statements in accordance with the requirements of IFRS 2;
●
Re-performing the calculations used for mathematical accuracy; and
●
Checking the presentation and disclosure of the reverse acquisition in the financial statements.

Carrying value of intangible assets – eligibility of capitalised costs and assessment for impairment

The Group has significant intangible assets, comprising capitalised development costs with a total value of approximately $18.2m as at 30 September 2021.

The Group is still in the development phase and therefore incurring significant product development costs.

The eligibility of capitalised costs is required to be assessed in accordance with the criteria set out in IAS 38, together with an assessment of whether they constitute development and not research, as defined.

Given the project at year-end was still under development, and not yet fully tested and commercially available, the carrying value is required to be assessed for any indicators of impairment.

We considered there was potential for management to overstate the carrying value of intangible assets through incorrectly capitalised development costs or lack of impairment recognition or amortisation.

Our work in this area included:

●
A review of the costs capitalised against IAS 38 eligibility requirements, to ensure they satisfactorily meet all the recognition criteria;
●
Challenging management where relevant on the appropriateness of certain development costs capitalised due to their judgemental nature;
●
A review of accounting policies to ensure they are reasonable and in line with IAS 38;
●
A review of the business forecasts produced by management through the development phase for any indications of possible impairment;
●
A review of available correspondence on progress achieved to date, including from third parties such as the ESA; and
●
Substantive testing of a sample of capitalised costs to supporting documentation.

Valuation of share warrants

Warrants are classified as liabilities and measured at fair value through profit or loss. There is a risk that the classification of warrants as liabilities versus equity is not in accordance with the requirements of IFRS.

In addition, warrants are measured at fair value which requires management to apply their judgement in choosing the most appropriate method for valuing the warrants and potentially also in deriving a valuation if the quoted price is not considered appropriate.

Management have engaged an expert to assist with the valuation at the RTO date and at year-end.

Warrants have a value in the draft consolidation of US$128m at 30 September 2021 which is significantly above materiality. Given the financial significance of the warrants in the Group and the judgement required by management in arriving at a value, we have identified this to be a significant risk area.

Our work in this area included:

●
A review of the management experts report against the requirements in IFRS for compliance and challenge of key assumptions made within the valuation report;
●
Reviewing the share warrant terms for both public and private to ensure both have been accounted for in line with the agreements;
●
Assessing the independence and qualifications of the expert valuation team;
●
Utilising the PKF valuation team to undertake a review of the expert valuation report; and
●
Checking the basis for accounting the warrants as either equity or liability are in accordance with international financial reporting standards.

We have served as the Company’s auditor since 2021.

/s/ PKF Littlejohn LLP

PKF Littlejohn LLP

London, England

16 December 2021

Arqit Quantum Inc.

Consolidated Statement of Comprehensive Income

For the year ended 30 September 2021

				Nine months
		Year ended	Year ended	ended
		30 September	30 September	30 September
	Note	2021	2020	2019
		$	$	$
Revenue	2	47,910	—	—

Other operating income	3	—	1,963,670	1,250,056

Administrative expenses	4	(14,559,321)	(2,772,642)	(887,995)

Reverse acquisition expense	9	(155,459,939)	—	—
Nasdaq listing expenses	9	(2,589,611)	—	—
Operating (loss)/profit		(172,560,961)	(808,972)	362,061

Change in fair value of warrants	17	(98,090,070)	—	—
Finance costs	5	(1,078,070)	(392,783)	(88,466)
Finance income	6	—	64,902	510,252

(Loss)/profit before tax		(271,729,101)	(1,136,853)	783,847

Income tax credit	7	—	568,534	253,718

(Loss)/profit for the financial year attributable to equity holders		(271,729,101)	(568,319)	1,037,565

Other comprehensive (loss)/income :
Items that may be reclassified to profit or loss
Currency translation differences		384,664	52,614	(38,897)

Total comprehensive loss for the year attributable to equity holders		(271,344,437)	(515,705)	998,668

Basic and diluted earnings per ordinary share from continuing operations attributable to equity holders	8	(3.9769)	(0.0096)	0.0175

The comparatives shown for the Group for the year ended 30 September 2020 and the nine months ended 30 September 2019 are that of Arqit Limited which is explained further in note 1 to these financial statements.

All of the Group’s activities were derived from continuing operations during the above financial periods.

Arqit Quantum Inc.

Consolidated Statement of Financial Position

As at 30 September 2021

		30 September	30 September	30 September
	Note	2021	2020	2019
		$	$	$
ASSETS
Non-current assets
Property, plant and equipment	10	198,848	26,774	5,084
Intangible assets	11	18,235,034	8,776,530	4,047,138
Fixed asset investments	12	33,685	32,301	—
Other receivables	13	5,000,000	—	—
Total non-current assets		23,467,567	8,835,605	4,052,222
Current assets
Trade and other receivables	13	3,292,310	280,590	897,425
Cash and cash equivalents	16	86,965,789	194,602	4,226,524
Total current assets		90,258,099	475,192	5,123,949
Total assets		113,725,666	9,310,797	9,176,171
LIABILITIES
Current liabilities
Trade and other payables	14	17,068,656	2,385,777	3,798,286
Borrowings	15	—	5,459,972	—
Total current liabilities		17,068,656	7,845,749	3,798,286
Non-current liabilities
Trade and other payables	14	2,459,413	534,074	206,696
Borrowings	15	—	—	3,297,468
Deferred tax	20	—	—	550,718
Warrants liability	17	128,038,432	—	—
Total non-current liabilities		130,497,845	534,074	4,054,882
Total liabilities		147,566,501	8,379,823	7,853,168
Net (liabilities)/assets		(33,840,835)	930,974	1,323,003
EQUITY
Share capital	21	11,007	158	158
Share premium	23	70,999,290	—	—
Convertible loan notes treated as equity	23	—	1,411,034	1,411,034
Other reserves	23	166,804,775	—	—
Foreign currency translation reserve	23	255,212	(129,452)	(182,066)
Share-based payment reserve	23	303,476	134,728	11,052
Retained earnings	22	(272,214,595)	(485,494)	82,825
Total Equity		(33,840,835)	930,974	1,323,003

The comparative shown for the Group as at 30 September 2020 and 30 September 2019 are that of Arqit Limited which is explained further in note 1 to these financial statements.

Arqit Quantum Inc.

Consolidated Statement of Changes in Equity

For the year ended 30 September 2021

					Foreign
			CLNs		currency	Share
	Share	Share	treated	Other	translation	option	Retained
	Capital	Premium	as equity	reserves	reserve	reserve	Earnings	Total
	$	$	$	$	$	$	$	$
Balance at 1 January 2019	158	—	1,411,034	—	(143,169)	—	(954,740)	313,283
Profit for the period	—	—	—	—	—	—	1,037,565	1,037,565
Other comprehensive income	—	—	—	—	(38,897)	—	—	(38,897)
Total comprehensive income	—	—	—	—	(38,897)	—	1,037,565	998,668
Transactions with owners in their capacity as owners:
Share option charge	—	—	—	—	—	11,052	—	11,052
	—	—	—	—	—	11,052	—	11,052
Balance at 30 September 2019 attributable to owners of the Group	158	—	1,411,034	—	(182,066)	11,052	82,825	1,323,003
Balance at 1 October 2019	158	—	1,411,034	—	(182,066)	11,052	82,825	1,323,003
Loss for the year	—	—	—	—	—	—	(568,319)	(568,319)
Other comprehensive income	—	—	—	—	52,614	—	—	52,614
Total comprehensive income	—	—	—	—	52,614	—	(568,319)	(515,705)
Transactions with owners in their capacity as owners:
Share option charge	—	—	—	—	—	123,676	—	123,676
	—	—	—	—	—	123,676	—	123,676
Balance at 30 September 2020 attributable to owners of the Group	158	—	1,411,034	—	(129,452)	134,728	(485,494)	930,974
Balance at 1 October 2020	158	—	1,411,034	—	(129,452)	134,728	(485,494)	930,974
Loss for the year	—	—	—	—	—	—	(271,729,101)	(271,729,101)
Other comprehensive income	—	—	—	—	384,664	—	—	384,664
Total comprehensive income	—	—	—	—	384,664	—	(271,729,101)	(271,344,437)
Transactions with owners in their capacity as owners:
Share option charge	—	—	—	—	—	168,748	—	168,748
Conversion of convertible loan notes	98	20,784,802	(1,411,034)	—	—	—	—	19,373,866
Effect of the capital reorganisation	10,751	50,214,488	—	166,804,775	—	—	—	217,030,014
	10,849	70,999,290	(1,411,034)	166,804,775	—	168,748	—	236,572,628
Balance at 30 September 2021	11,007	70,999,290	—	166,804,775	255,212	303,476	(272,214,595)	(33,840,835)

Arqit Quantum Inc.

Consolidated Statement of Cash Flows

For the year ended 30 September 2021

		Year ended	Year ended	Nine months
		30 September	30 September	ended
	Note	2021	2020	30 September 2019
		$	$	$
Cash flows from operating activities
Cash (used in)/generated from operations	16	(24,303,586)	(2,139,679)	3,948,953
Movement on foreign exchange		268,814	(27,689)	(117,673)
Tax received		—	833,301	—
Net cash (used in)/generated from operating activities		(24,034,772)	(1,334,067)	3,831,280
Cash flows from investing activities
Capital expenditure on property, plant and equipment		(222,654)	(26,306)	(5,383)
Capital expenditure on intangibles		(9,082,456)	(4,544,397)	(3,616,538)
Net cash (used in) investing activities		(9,305,110)	(4,570,703)	(3,621,921)
Cash flows from financing activities
Proceeds from issue of convertible loans		14,147,700	646,020	3,706,686
Proceeds from borrowing		5,041,971	1,033,632	—
Repayments of borrowing		(6,119,891)	—	—
Funds acquired on reverse acquisition	9	107,035,478	—	—
Net cash generated from financing activities		120,105,258	1,679,652	3,706,686
Foreign exchange on cash and cash equivalents		5,811	193,196	—
Net (decrease)/increase in cash and cash equivalents		86,765,376	(4,225,118)	3,916,045
Cash and cash equivalents at beginning of period		194,602	4,226,524	310,479
Cash and cash equivalents at end of period		86,965,789	194,602	4,226,524

Major non-cash transactions

The following major non-cash transactions were entered into during the year:

➢	Conversion of convertible loans (see note 15)

➢	Net assets acquired on reverse acquisition (see note 9)

The comparatives shown for the Group for the year ended 30 September 2020 and the nine months ended 30 September 2019 are that of the Company which is explained further in note 1 to these financial statements.

Arqit Quantum Inc.

Notes to the Financial Statements

For the year ended 30 September 2021

1.    General information and significant accounting policies

General information

Arqit Quantum Inc. (the “Company”) is a Cayman Islands exempted limited liability company with registered number 374857. The address of its registered office and its principal place of trading is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The principal activity of the Group is provision of cybersecurity services via satellite and terrestrial platforms.

The Company is an “emerging growth company,” as defined in the Securities Act, and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, and reduced disclosure obligations regarding executive compensation.

Basis of preparation

These financial statements have been prepared in accordance with international accounting standards as issued by the IASB. The financial statements are prepared on the historical cost basis, other than investor warrants held at fair value through profit or loss, and the accounting policies set out below have been consistently applied. The preparation of the financial statements in conformity with IFRS requires the use of certain critical accounting estimates.  It also requires management to exercise its judgement in the process of applying the Group’s accounting policies.

On September 3, 2021, the Company acquired Arqit Limited through a share for share exchange. As this is a reverse acquisition, Arqit Limited becomes the accounting acquirer who acquired the assets and liabilities in the Company at fair value. As the acquisition is not a business combination (refer to note 9), the transaction falls within IFRS 2 ‘Share-based Payments’. In line with the IFRIC guidance, the transaction is accounted for as follows:

a.	The assets and liabilities of the accounting acquirer are recognised and measured in the consolidated financial statements at their pre-combination carrying amounts.
b.	The identifiable net assets of the Company, as legal acquirer, is recognised in accordance with paragraph 10 of IFRS 2 at their fair value at grant date.

A reverse acquisition does not constitute a business combination. The Company has become the legal parent and is required to apply IFRS 10 and prepare consolidated financial statements. These financial statements have been prepared using the reverse acquisition methodology, but rather than recognising goodwill, the difference between the equity given up by the Arqit Limited shareholders and the share of the fair value of net assets acquired is charged to the Consolidated Statement of Comprehensive Income as a share-based payment, and represents in substance the cost of acquiring a Nasdaq listing.

Basis of consolidation

The Group financial statements consolidate the Company’s financial statements of Arqit Quantum Inc. and its subsidiaries (the “Group”) following the business combination which took place on September 3, 2021 (see note 9).

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are fully consolidated from the date on which control is transferred to the Group and deconsolidated from the date that control ceases.

Arqit Quantum Inc.

Notes to the Financial Statements (continued)

For the year ended 30 September 2021

1.    General information and significant accounting policies (continued)

The financial statements of the subsidiaries are prepared for the same financial year as the parent company, applying consistent accounting policies throughout the Group. Inter-company balances and transactions, including unrealised profits or losses  are eliminated on consolidation.

Comparative information

The Group’s accounting treatment for the business combination, as described in full within note 9 to these financial statements, is to account for a reverse acquisition along with a share based payment. Therefore, the comparative figures for September 30, 2020 and September 30, 2020 are those of the legal subsidiary, Arqit Limited, and do not include the results of the Company, which is in accordance with reverse acquisition accounting in IFRS 3 Business Combinations.

The Arqit Limited financial statements have been translated into USD in accordance with IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’. This standard requires that assets and liabilities be translated using the exchange rate at year end, and income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions (i.e. the average rate for the year). The foreign exchange differences on translation of Arqit Limited are recognised in other comprehensive income.

Going Concern

The directors believe that it is appropriate to prepare the financial statements on the going concern basis. In assessing whether the going concern assumption is appropriate, the Directors have taken into account all relevant available information about the current and future position of the Company. As part of their assessment, the Directors have also taken into account the ability to raise additional funding whilst maintaining sufficient cash resources to meet all commitments.

Following the close of the De-SPAC transaction in September 2021 the Company had $87m as at 30 September 2021.  Based on business forecasts, this is enough to enable the Group to grow according to its plans.

Based on the above, the Directors have a reasonable expectation that the company will have adequate resources to continue in operational existence for the foreseeable future, such that it will be able to realise its assets and discharge its liabilities in the normal course of business for a period of at least 12 months from the date of signing these financial statements, and beyond. Therefore, the financial statements are prepared on the going concern basis.

Standards, interpretations and amendments to published standards

The Group has adopted the following standards and amendments to standards for the first time for their annual reporting period commencing 1 October 2020, none of which had a material impact :

●	Amendments to IFRS 9, IAS 39 and IFRS 17: Interest Rate Benchmark Reform
●	IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (Amendment – Definition of Material)
●	IFRS 3 Business Combinations (Amendment – Definition of Business)
●	Revised Conceptual Framework for Financial Reporting

The Group has not early adopted the following new and amended standards that have been issued but are not yet effective:

●	Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37) (effective for periods commencing on or after 1 January 2022);

Arqit Quantum Inc.

Notes to the Financial Statements (continued)

For the year ended 30 September 2021

1.    General information and significant accounting policies (continued)

●	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16) (effective for periods commencing on or after 1 January 2022);
●	Amendments to IAS 1: Presentation of Financial Statements – Classification of Liabilities as Current or Non-current (effective for periods commencing on or after 1 January 2023);
●	Provisions, Contingent Liabilities and Contingent Assets (Amendments to IAS 37) (effective for periods commencing on or after 1 January 2022);
●	Amendments to IAS 1: Presentation of Financial Statements – Disclosure of Accounting Policies (effective for periods commencing on or after 1 January 2022);
●	Amendments to IAS 8: Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates (effective for periods commencing on or after 1 January 2022);
●	Annual Improvements to IFRS Standards 2018-2020 (Amendments to IFRS 1, IFRS 9, IFRS 16 and IAS 41) (effective for periods commencing on or after 1 January 2022); and
●	References to Conceptual Framework (Amendments to IFRS 3) (effective for periods commencing on or after 1 January 2022).

The directors of the Company anticipate that the application of all new and amended standards will have no material impact on the future results of the Group in the foreseeable future.

Operating Segments

The Directors consider the Group to operate within one operating segment, being the provision of cybersecurity services via satellite and terrestrial platforms.

Government grants

Government grants are recognised only when there is reasonable assurance that (a) the entity will comply with any conditions attached to the grant and (b) the grant will be received.

Grants related to research and development are included in non-current or current  liabilities as deferred income and recognised in profit or loss over the period necessary to match them with the costs that they are intended to compensate. The grants will be systematically amortised to profit or loss over a period matching the useful life of the acquired asset.

Intangible assets - Research and development expenditure

Research costs are expensed through the income statement as they are incurred. Under IAS 38, development costs are only capitalised after technical and commercial feasibility of the asset for sale or use have been established. The Company must intend and be able to complete the asset and either use it or sell it and be able to demonstrate how the asset will generate future economic benefit. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use.

Intangible assets not yet subject to amortisation are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. An impairment loss is recognised for the amount by which the asset’s carrying value exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use.

Arqit Quantum Inc.

Notes to the Financial Statements (continued)

For the year ended 30 September 2021

1.    General information and significant accounting policies (continued)

Current and deferred income tax

The current income tax expense or credit is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the Company operates and generates taxable income, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses. Management periodically evaluate positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

The research and development (“R&D”) tax credit is calculated using the current rules as prescribed by HMRC. The estimation is based on the actual UK R&D projects that qualify for the scheme that have been carried out in the period. This is treated on a accruals basis when the R&D tax credit has been calculated for the relevant period.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss.

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax assets is realised or the deferred income tax liability is settled. Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Revenue and other operating income

The Company adopts IFRS 15 ‘Revenue from contracts with customers’ for revenue including other income which is recognised in accordance with this standard. Revenue from services related to the Quantum Cloud product has been recognised in the year once the service has been performed and accepted by the customer. Other income represents income derived from contracts for the provision of goods and services by the Company to customers in exchange for consideration in the ordinary course of the Company’s activities.

Other operating income is recognised at the point in time when the relevant performance obligation is satisfied. There are no contracts for other operating income whose performance obligations are satisfied over time. Revenue is measured at the transaction price, being the fair value of the consideration received or receivable.

Performance obligations

Upon approval by the parties to a contract, the contract is assessed to identify each promise to transfer either a distinct good or service or a series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer. Goods and services are distinct and accounted for as separate performance obligations in the contract if the customer can benefit from them either on their own or together with other resources that are readily available to the customer and they are separately identifiable in the contract. Other operating income is recognised on meeting the design milestones and acceptance by the contracting party of the specified deliverables within the contract. Each milestone is considered to be a separate performance obligation.

Arqit Quantum Inc.

Notes to the Financial Statements (continued)

For the year ended 30 September 2021

1.    General information and significant accounting policies (continued)

Transaction price

At the start of the contract, the total transaction price is estimated as the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised goods and services to the customer, excluding sales taxes. The transaction price does not include estimates of consideration resulting from contract modifications, such as change orders, until they have been approved by the parties to the contract. The total transaction price is allocated to the performance obligations identified in the contract in proportion to their relative standalone selling prices. Given the bespoke nature of many of the Company’s products and services, which are designed and/or manufactured under contract to the customer’s individual specifications, there are sometimes no observable standalone selling prices. Instead, standalone selling prices are typically estimated based on expected costs.

Contract liabilities

Contract liabilities represent the obligation to transfer goods or services to a customer for which consideration has been received, or consideration is due, from the customer.

Accounting for Joint Ventures

An entity is treated as a joint venture where the Company is a party to a contractual agreement with one or more parties from outside the Company to undertake an economic activity that is subject to joint control.

This is initially recognised as an investment at cost and subsequently accounted for using the equity method in accordance with IAS 28 Investments in Associates and Joint Ventures.

Financial instruments

A financial instrument is any contract that gives rise to a financial asset of on entity and a financial liability or equity instrument of another.

(a)   Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, and subsequently measured at amortised cost, fair value through other comprehensive income, or fair value through profit or loss.

The classification of financial assets at initial recognition that are debt instruments depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. The Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

In order for a financial asset to be classified and measured at amortised cost or fair value through other comprehensive income, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Arqit Quantum Inc.

Notes to the Financial Statements (continued)

For the year ended 30 September 2021

1.    General information and significant accounting policies (continued)

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

●	Financial assets at amortised cost (debt instruments)
●	Financial assets at fair value through other comprehensive income with recycling of cumulative gains and losses (debt instruments)
●	Financial assets designated at fair value through other comprehensive income with no recycling of cumulative gains and losses upon derecognition (equity instruments)
●	Financial assets at fair value through profit or loss

Financial assets at amortised cost (debt instruments)

This category is the most relevant to the Company. The Company measures financial assets at amortised cost if both of the following conditions are met:

●	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and
●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortised cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Interest received is recognised as part of finance income in the statement of profit or loss and other comprehensive income. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired. The Company’s financial assets at amortised cost include trade receivables (not subject to provisional pricing) and other receivables.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a Company of similar financial assets) is primarily derecognised (i.e., removed from the Company’s consolidated statement of financial position) when:

●	The rights to receive cash flows from the asset have expired; or
●	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Impairment of financial assets

The Company recognises an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value. For trade receivables (not subject to provisional pricing) and other receivables due in less than 12 months, the Company applies the simplified approach in calculating ECLs, as permitted by IFRS 9. Therefore, the Company does not track changes in credit risk, but instead, recognises a loss allowance based on the financial asset’s lifetime ECL at each reporting date.

Arqit Quantum Inc.

Notes to the Financial Statements (continued)

For the year ended 30 September 2021

1.    General information and significant accounting policies (continued)

The Company considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company.

A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows and usually occurs when past due for more than one year and not subject to enforcement activity. At each reporting date, the Company assesses whether financial assets carried at amortised cost are impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

(b)   Financial liabilities

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Company’s financial liabilities include trade and other payables and loans.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognised in the statement of profit or loss and other comprehensive income.

Loans and borrowings and trade and other payables

After initial recognition, interest-bearing loans and borrowings and trade and other payables are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in the statement of profit or loss and other comprehensive income when the liabilities are derecognised, as well as through the EIR amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the statement of comprehensive income.

This category generally applies to trade and other payables.

Derecognition

A financial liability is derecognised when the associated obligation is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in profit or loss and other comprehensive income.

Arqit Quantum Inc.

Notes to the Financial Statements (continued)

For the year ended 30 September 2021

1.    General information and significant accounting policies (continued)

Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised costs. Any difference between the proceeds (net of transaction costs) and the redemption value are recognised in the income statement over the period of the borrowings using the effective interest rate method. Borrowing costs are expensed in the period in which they are incurred.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Convertible loan notes

Convertible loan notes are assessed on inception and classified as either a liability, equity or a compound financial instrument in accordance with IAS 32. When a convertible loan note is assessed to be wholly equity it is recognised immediately in other reserves.

When a convertible loan note is assessed a liability, it is treated as a hybrid instrument containing a host debt contract and an embedded derivative liability (written call option over own shares). The embedded derivative is measured at fair value with changes in fair value recognised in profit or loss. Should it be concluded that the equity component of the combined instrument may be sufficiently significant to preclude it from obtaining a reliable estimate of the fair value of the entire instrument, the combined instrument is measured at cost less impairment.

When a convertible loan note is assessed as a compound financial instrument, the net proceeds received from the issue of convertible bonds are split between a liability element and an equity component at the date of issue. The fair value of the liability component is estimated using the prevailing market interest rate for similar nonconvertible debt. The difference between the proceeds of issue of the convertible bonds and the fair value assigned to the liability component, representing the embedded option to convert the liability into equity of the Company, is included in equity and is not remeasured. The liability component is carried at amortised cost. Any difference between the carrying amount of the financial liability that has been extinguished and the consideration paid is recognised in profit or loss as other income or finance costs. As per note 15, the convertible loan note B and Future Fund liability converted to equity.

The interest expense on the liability component is calculated by applying the prevailing market interest rate, at the time of issue, for similar non-convertible debt to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the convertible bonds.

Share based payments

Where share options are awarded to employees, the fair value of the options at grant date is charged to the Statement of Comprehensive Income over the vesting period. Nonmarket vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognised over the vesting period is based on the number of options or warrants that eventually vest. Market vesting conditions are factored into the fair value of the options granted. The cumulative expense is not adjusted for failure to achieve a market vesting condition.

The fair value of the award also considers non-vesting conditions. These are either factors beyond the control of either party (such as a target based on an index) or factors which are within the control of one or other of the parties (such as the Company keeping the scheme open or the employee maintaining any contributions required by the scheme).

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the Statement of Comprehensive Income over the remaining vesting period.

Arqit Quantum Inc.

Notes to the Financial Statements (continued)

For the year ended 30 September 2021

1.    General information and significant accounting policies (continued)

Where equity instruments are granted to persons other than employees, the Statement of Comprehensive Income is charged with fair value of goods and services received.

The share option charge was calculated using the Black Scholes Option pricing model which requires the use of various estimates and assumptions (note 18).

When share options lapse, any amounts credited to the share-based payments reserve are released to the retained earnings reserve.

Warrants

Warrants are classified as derivatives and are initially recognised at their fair value on the date of inception of the contract. The Company’s warrants are subsequently re-measured at each reporting date with changes in fair value recognised in profit or loss. The warrants are valued using the Binomial Option Pricing Model.

As the fair value of the warrants fluctuate with movement in the underlying Arqit Quantum Inc share price, these warrants are considered a derivative as a variable amount of cash will be settled on exercise.

Foreign currencies

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of Arqit Quantum Inc. is U.S. dollars. The Group financial statements are presented in U.S Dollars which is considered to be the Group’s presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the date of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated as follows:

a)	assets and liabilities at the balance sheet date are translated at the closing rate as at that balance sheet date;
b)	income and expenses for each income statement are translated at average exchange rates; and
c)	all resulting exchange differences are recognised in other comprehensive income

Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and all other cash amounts with maturities of three months or less.

Property, plant and equipment

Property, plant and equipment are stated at historic cost less accumulated depreciation and impairment losses, if any.

Arqit Quantum Inc.

Notes to the Financial Statements (continued)

For the year ended 30 September 2021

1.    General information and significant accounting policies (continued)

Depreciation is calculated under the straight-line method to write off the depreciable amount of the assets over their estimated useful lives. Depreciation of an asset does not cease when the asset becomes idle or is retired from active use unless the asset is fully depreciated. The principal annual rates used for this purpose are between three and five years. Computer equipment is written off over 3 years.

The depreciation method, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period to ensure that the amounts, method and years of depreciation are consistent with previous estimates and the expected pattern of consumption of the future economic benefits embodied in the items of the property, plant and equipment.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when the cost is incurred and it is probable that the future economic benefits associated with the asset will flow to the Group and the cost of the asset can be measured reliably. The carrying amount of parts that are replaced is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred. Costs also comprise the initial estimate of dismantling and removing the asset and restoring the site on which it is located for which the Group are obligated to incur when the asset is acquired, if applicable.

The Group as lessee has elected not to apply the requirements under IFRS 16 to short-term leases held. The lease payments associated with those leases are recognised as an expense on a straight-line basis over the lease term.

Share capital

Ordinary shares are classified as equity. Any incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Financial risk management

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk.

Risk management is overseen by the Board of Directors. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

Please see note 24 for financial instruments and fair value disclosures.

Expected credit losses

Management assess recoverability of balances at year end. Balances that are considered doubtful are provided for within the period which management first deem this necessary. Balances which are deemed not fully recoverable are written off.

Critical accounting judgements and key sources of estimation uncertainty

In the application of the Group’s accounting policies, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on experience and other factors that are considered to be relevant. Actual results may differ from these estimates. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of revision and future periods if the revision affects both current and future periods. The directors consider the below to be the critical judgements in respect of the period.

Arqit Quantum Inc.

Notes to the Financial Statements (continued)

For the year ended 30 September 2021

1.    General information and significant accounting policies (continued)

Warrants valuation

Estimating the fair value of warrants requires a determination of the most appropriate valuation model, which depends on the terms and conditions of the warrant. This estimate also requires determination of the most appropriate inputs to the valuation model including equity value, exercise price, volatility, dividend yield, risk free rate and exercise period and making assumptions about them. For the measurement of the fair value of warrants at both the acquisition and the reporting date, the Group uses a Binomial Option Pricing Model. The assumptions and models used for this estimation are disclosed in note 17.

Deemed acquisition cost

A ‘reverse acquisition’ is a business combination in which the legal acquirer - i.e. the entity that issues the securities (listed entity) becomes the acquiree for accounting purposes and the legal acquiree becomes the acquirer for accounting purposes.

A reverse acquisition is accounted for under IFRS 2 “Share-based Payments” whereby the legal acquiree Arqit Limited is deemed to have issued shares in exchange for the net assets and listing status of Arqit Quantum Inc. The deemed consideration is the fair value of the shares that Arqit Limited would have had to issue to Arqit Quantum Inc to acquire the same percentage equity interest in the combined entity that results from the reverse acquisition.

The deemed acquisition cost is recognised in profit or loss and is the difference between the fair value of the deemed consideration and the fair value of the net assets acquired. It represents the premium paid for obtaining the public listing. Detail on the reverse acquisition of Arqit Quantum Inc. is included in note 9.

Capitalisation of development costs

The Group capitalises costs for product development projects. Initial capitalisation of costs is based on management’s judgement that technological and economic feasibility is confirmed, usually when a product development project has reached a defined milestone according to an established project management model, and all other recognition criteria within IAS 38 can be demonstrated. In determining the amounts to be capitalised, management makes assumptions regarding the expected future cash generation of the project, discount rates to be applied and the expected period of benefits. At 30 September 2021, the carrying amount of capitalised development costs were $18,235,034 (2020: $8,776,530, 2019: $4,047,138).

Share-based payments

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity settled transactions with employees at the grant date, the Group uses a Black Scholes valuation. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in note 18.

Accounting treatment of income from European Space Agency (“ESA”)

There are mixed indicators whether the arrangement is in scope of IAS 20 or IFRS 15, and this assessment is a key management judgement.

In 2019 the Group entered in an agreement with the ESA whereby the Group has undertaken to carry out all work necessary to design, develop, manufacture, assemble, integrate, verify, obtain licenses and launch a satellite (“QKDSat”), and to deploy and pilot the operations of the QKDSat system. ESA has undertaken to pay specified amounts upon the achievement of specific milestones related to this undertaking, as set out in the agreement. QKDSat is constituted under the ARTES 33-11 programme line which ESA has created with the objective of validating Quantum Key Distribution technologies.

Arqit Quantum Inc.

Notes to the Financial Statements (continued)

For the year ended 30 September 2021

1.    General information and significant accounting policies (continued)

Based on our analysis, Arqit is providing specific deliverables (intellectual property) and services (satellite design) to ESA, which in our view it is a reasonable judgement that IAS 20 is not applicable and Arqit is providing services to ESA in its capacity as a customer. The primary output of the Group is the provision of Quantum Key Distribution rather than satellite design services and the sale of intellectual property. Whilst the performance obligations in the ESA Agreement are not the primary output of the Group, the sale of satellite design services and intellectual property is an ordinary output of the Group.

Given the judgement associated with the above, and whether the provision of such services is ‘revenue’ from the ordinary activities of the business, presentation as ‘Other Income’ is concluded as appropriate and reflects the substance of the ESA Agreement.

Market rate of interest used in accounting for convertible loan notes

Management have deemed the interest to be 10%. This assessment was made on the basis of informal opinions sought from advisers, and management’s own experience of similar instruments from prior engagements in other businesses.

Deferred tax asset

Judgement is required to determine whether deferred tax assets are recognised in the statement of financial position. Deferred tax assets, arising from unutilised tax losses, require the Group to assess the likelihood it will generate sufficient taxable earnings in future periods, in order to utilise recognised deferred tax assets. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Group to realise the net deferred tax assets recorded at the reporting date could be impacted.

2.    Revenue

			Nine months
	Year ended 30	Year ended 30	ended 30
	September	September	September
	2021	2020	2019
	$	$	$

Quantum Cloud – provision of services	47,910	—	—

All revenue was earnt within the United Kingdom to a total of 1 customer and is recognised over time.

3.    Other operating income

			Nine months
	Year ended	Year ended	ended
	30 September	30 September	30 September
	2021	2020	2019
	$	$	$
European Space Agency (ESA) Contract	—	1,963,670	1,250,056

Arqit Quantum Inc.

Notes to the Financial Statements (continued)

For the year ended 30 September 2021

4.    Expenses by Nature

			Nine months
	Year ended	Year ended	ended
	30 September	30 September	30 September
	2021	2020	2019
	$	$	$
Employee benefit expense and other staff costs	10,935,570	3,090,091	455,661
Capitalised within intangible assets	(3,478,034)	(1,533,915)	(417,158)
Legal and professional	4,733,186	424,626	185,217
Foreign exchange	623,184	(9,854)	60,247
Property costs	187,739	158,568	58,261
Share option charge	165,570	121,597	11,392
Depreciation	52,550	4,787	308
Other expenses	1,339,556	516,742	534,067
Total administrative expenses	14,559,321	2,772,642	887,995

5.    Finance costs

			Nine months
	Year ended	Year ended	ended
	30 September	30 September	30 September
	2021	2020	2019
	$	$	$
Interest payable on convertible loan notes	1,078,070	392,783	88,466

6.    Finance income

			Nine months
	Year ended	Year ended	ended
	30 September	30 September	30 September
	2021	2020	2019
	$	$	$
Initial recognition difference of convertible loan notes	—	64,902	510,252

7.    Income tax

	2021	2020	2019
	$	$	$
The tax (charge)/credit on the profit/(loss) on ordinary activities for the year was as follows:
Current tax
Current tax credit/(charge) – R&D	—	—	821,350
Deferred Tax	—	568,534	(567,632)
Income tax credit	—	568,534	253,718

Arqit Quantum Inc.

Notes to the Financial Statements (continued)

For the year ended 30 September 2021

7.    Income tax (continued)

Factors affecting tax charge/credit for the year

The tax assessed for the period is higher than (2020 - lower than; 2019 - lower than) the standard rate of corporation tax in the United Kingdom of 19% (2020 - 19%; 2019 - 19%). The differences are explained below:

	2021	2020	2019
	$	$	$
(Loss) / Profit from continuing operations	(271,729,101)	(1,136,853)	783,847
Tax at the applicable rate of 19% (2020 – 19%, 2019 – 19%)	(51,628,512)	(216,002)	148,931
Tax effect of income and expenses that are not taxable / deductible in determining profit
Disallowable expenditure	754,359	24,013	60,122
Fixed asset timing differences	—	(852,403)	(708,247)
Unutilised losses	3,103,171	1,420,938	140,615
Tax losses surrendered for R&D credit	—	—	(209,053)
Unutilised tax losses on which deferred tax is not recognised	1,990,522	191,988	—
R&D tax credit	33,251	—	821,350
Additional deduction for R&D	(1,104,676)	—	—
Remeasurement of R&D	(1,322,616)	—	—
Fair valuation of warrants	18,637,113	—	—
Reverse acquisition expense	29,537,388	—	—
Total tax credit	—	568,534	253,718

8.    Earnings per share

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to shareholders by the weighted average number of ordinary shares in issue during the period.

		Weighted
		average
		number of	Per share
Basic EPS	Earnings	shares	amount
	$		$
2021	(271,729,101)	68,326,365	(3.9769)
2020	(568,319)	59,260,796	(0.0096)
2019	1,037,565	59,260,796	0.0175

Arqit Quantum Inc.

Notes to the Financial Statements (continued)

For the year ended 30 September 2021

8.    Earnings per share (continued)

Prior to the reverse recapitalisation, the EPS of the combined company is presented on the basis of Arqit Limited shares outstanding, adjusted using the share exchange ratio of 46.06.

Diluted EPS is equal to basic EPS in 2019 as the potentially diluted instruments were not in the money and therefore not dilutive. Diluted EPS is not relevant for 2020 and 2021 due to the loss for the year.

9.    Business combination agreement

On May 12, 2021, Centricus Acquisition Corp. (“Centricus”/ “CAC”), Arqit Limited (“AL”), and the shareholders of AL entered into a Business Combination Agreement whereby: (i) on September 2, 2021, Centricus merged with and into Arqit Quantum Inc (“the Company” / “AQI”), with the Company surviving the merger, and the security holders of Centricus became security holders of the Company, and (ii) on September 3, 2021, the Company acquired all of the issued and outstanding share capital of AL from the shareholders of AL in exchange for ordinary shares of the Company, such that AL is a direct wholly owned subsidiary of the Company.

In consideration for the merger between the Company and Centricus, each Centricus shareholder received one  ordinary share and one warrant of the Company for each ordinary share and warrant they held in Centricus, respectively. Each ordinary share of AL was acquired by the Company in exchange for 46.06 ordinary shares of AQI.

Prior to the merger of the Company with Centricus, Heritage Assets SCSp purchased 2,200,000 Class A Ordinary Shares of Centricus in open-market transactions for a cash consideration of $22,000,000 and, as an incentive to Heritage Assets SCSp for such purchase, Centricus and certain shareholders of AL transferred to Heritage Assets SCSp an aggregate of 1,825,096 Ordinary Shares in the Company as part of the recapitalisation.

The merger of the Company and Centricus does not meet the definition of an IFRS 3 business combination. At the date of the merger, Centricus did not meet the definition of a business under IFRS 3 and as such the merger constitutes a reverse acquisition as opposed to a business combination.

Concurrently with the execution of the Business Combination Agreement, the Company and Centricus entered into subscription agreements with PIPE Investors who agreed to subscribe for and purchase an aggregate of 7,100,000  ordinary shares in the Company at $10.00 per share for gross proceeds of $71,000,000.

After market close on September 3, 2021, Centricus’ ordinary shares, units and warrants ceased trading on The Nasdaq Stock Market LLC, and beginning on September 7, 2021, the Company’s ordinary shares and warrants began trading on Nasdaq under the symbols "ARQQ" and “ARQQW”, respectively.  Please see note 17 for further detail on the valuation of the warrants.

Arqit Quantum Inc.

Notes to the Financial Statements (continued)

For the year ended 30 September 2021

9.    Business combination agreement (continued)

The acquisition of the share capital of AL by the Company whereby AL becomes a wholly owned subsidiary of the Company, constitutes a reverse acquisition as the previous shareholders of AL own a substantial majority of the Ordinary Shares of the Company. As the Company previously had no investment activities and was engaged in acquiring AL and raising equity financing to provide the required funding for the operations of the acquisition and re-listing on the NASDAQ exchange, it did not meet the definition of a business as prescribed in IFRS 3. Accordingly, this reverse acquisition does not constitute a business combination and is accounted for in accordance with IFRS 2 Share-based Payments and associated IFRIC guidance.

Although, the reverse acquisition is not a business combination, the Company has become a legal parent and is required to apply IFRS 10 and prepare consolidated financial statements. The Directors have prepared these financial statements using the reverse acquisition methodology, but rather than recognising goodwill, the difference between the equity value given up by the AL shareholders and the share of the fair value of net assets gained by the AL shareholders is charged to the statement of profit or loss as a share based payment charge on reverse acquisition (the deemed acquisition cost), and represents in substance, the cost of acquiring a NASDAQ quoted listing. In accordance with reverse acquisition accounting principles, these consolidated financial statements represent a continuation of the financial statements of AL and include:

a)	The assets and liabilities of AL at their pre-acquisition carrying amounts and the results for both years; and
b)	The assets and liabilities of the Company as at September 3,2021, and its results from September 3, 2021 to September 30 2021. Included in group profit/ (loss) for the year is a loss of $651,973 generated by the Company for the period September 3, 2021 to September 30, 2021.

On September 3, 2021 the Company issued 90,000,000 ordinary shares to acquire 1,954,174 shares of AL. However, as AL is determined to be the accounting acquirer, the fair value of the shares deemed to have been issued by AL to acquire the Company is determined at $223,517,945.

The fair value is based on an enterprise valuation of Arqit Limited using a market approach. The number of shares deemed issued by Arqit Limited to Arqit Quantum Inc. is 485,326 and represents the number of shares that would need to be issued to acquire the same percentage equity interest in the combined entity that results from the reverse acquisition.

The fair value of Arqit Limited shares deemed issued at September 3, 2021 is determined using the following level 3 fair value inputs:

		Valuation
	Fair value	technique	Unobservable input	Range
485,326 Ordinary Shares in Arqit Limited deemed issues in reverse acquisition	$223,517,945	Market comparable companies	Revenue multiple	12-17 x
			EBITDA multiple	20-30 x
			uFCF multiple	20-25 x
			Revenue growth rate (CAGR)	9.1%
			Discount	20%

The fair value of net assets of Arqit Quantum Inc at September 3, 2021 was $68,049,006 as follows:

$
Cash and cash equivalents	107,035,478
Trade and other receivables	1,961,889
Warrant liabilities	(29,948,361)
Trade and other payables	(11,000,000)
Net assets	68,049,006

Arqit Quantum Inc.

Notes to the Financial Statements (continued)

For the year ended 30 September 2021

9.    Business combination agreement (continued)

Due to the short-term nature of cash and cash equivalents and trade and other payables, the carrying value approximates the fair value at September 3, 2021.

The fair value of the Company warrants is based on a binomial tree valuation approach, reflecting the contractual exercise period, warrant price, redemption provisions, and prevailing market data as at the Valuation Dates. This technique is used based on the terms of the warrants. In the case of the Private Warrants, a discount for lack of marketability (“DLOM”) is applied since these may only be transferred to a specified group of permitted transferees, therefore limiting the depth of the market.

The difference between the deemed cost and the fair value of the net assets acquired therefore amounts to $155,459,939 and has been expensed in accordance with IFRS 2 as the deemed reverse acquisition cost to profit or loss.

Any transaction costs associated with the issuing of shares are deducted directly from equity. Mixed costs that relate to both share issuance and listing on the stock exchange are apportioned based on the number of new shares issued to the total shares. $16,914,223 was directly attributable to the share issuance and deducted from equity.

Other reserves arise as a result of the reverse acquisition:

$
Pre-acquisition losses of AQI	(18,237,443)
Pre-acquisition reserves of AQI	26,285,329
AL share capital at acquisition	269
AL share premium at acquisition	20,210,904
Reverse acquisition expense	155,459,939
Transaction costs	(16,914,223)
166,804,775

Included in Group profit/ (loss) for the year is a loss of $651,973 generated by the Company (accounting acquiree) for the period September 3, 2021 to September 30, 2021.

As additional consideration for the shares in AL, earnout shares may be granted if an earnout condition is met. The earnout condition being if at any time during the three years following the share acquisition closing date, the closing price of the ordinary shares of the Company during such period is equal to or exceeds $12.50 per share for any twenty trading days during a thirty consecutive trading day period, the Company will issue to the original shareholders of AL their pro rata portion of the earnout shares being 10,000,000 additional AQI shares.  Subsequent to the year end, the earn-out conditions have been met in October 2021 and will be accounted for in the interim result to 31 March 2022.

The exceptional costs within the Consolidated Statement of Comprehensive Income for the year ended 30 September 2021 comprised:

$
Reverse acquisition expense	155,459,939
Other listing expenses	2,589,611
158,049,550

Arqit Quantum Inc.

Notes to the Financial Statements (continued)

For the year ended 30 September 2021

10.    Property, plant and equipment

Computer
equipment
$
Cost
At 1 January 2019	—
Additions	5,383
Foreign exchange on translation	—
At 30 September 2019	5,383
At 1 October 2019	5,383
Additions	26,306
Foreign exchange on translation	246
At 30 September 2020	31,935
At 1 October 2020	31,935
Additions	222,654
Foreign exchange on translation	1,369
At 30 September 2021	255,958
Depreciation
At 1 January 2019	—
Charge	(308)
Foreign exchange on translation	9
At 30 September 2019	(299)
At 1 October 2019	(299)
Charge	(4,787)
Foreign exchange on translation	(75)
At 30 September 2020	(5,161)
At 1 October 2020	(5,161)
Charge	(52,550)
Foreign exchange on translation	601
At 30 September 2021	(57,110)
Net Book Value
At 30 September 2021	198,848
At 30 September 2020	26,774
At 30 September 2019	5,084

Arqit Quantum Inc.

Notes to the Financial Statements (continued)

For the year ended 30 September 2021

11.    Intangible fixed assets

Development
Costs
$
Cost
At 1 January 2019	441,856
Additions	3,616,538
Foreign exchange on translation	(11,256)
At 30 September 2019	4,047,138
Additions	4,554,397
Foreign exchange on translation	184,995
At 30 September 2020	8,776,530
Additions	9,082,456
Foreign exchange on translation	376,048
At 30 September 2021	18,235,034
Amortisation
At 1 January 2019	—
Charge	—
At 30 September 2019	—
Charge	—
At 30 September 2020	—
Charge	—
At 30 September 2021	—
Net Book Value
At 30 September 2021	18,235,034
At 30 September 2020	8,776,530
At 30 September 2019	4,047,138

The Group’s intangible assets under development are internally generated and the Group has not yet begun amortisation of these finite useful economic life assets. The Group will begin amortisation when the intangible assets are available for use.

12.    Fixed asset investments

Investment in
Joint Venture
$
Cost
At 1 January 2019	—
Additions	—
At 30 September 2019	—
Additions	32,301
At 30 September 2020	32,301
Additions	—
Foreign exchange on translation	1,384
At 30 September 2021	33,685

Arqit Quantum Inc.

Notes to the Financial Statements (continued)

For the year ended 30 September 2021

12.    Fixed asset investments (continued)

Joint venture

Quantum Keep Limited is a joint venture of Arqit Limited, which is a 100% owned subsidiary of Arqit Quantum Inc.. The registered office is One Fleet Place, London, England, EC4M 7WS. Arqit Ltd jointly holds 50% of shares for the entity. The nature of Quantum Keep Limited’s activities is that of business and domestic software development.

Quantum Keep Limited was incorporated on 12 August 2020 with Arqit Ltd. taking a 50% investment in incorporation.

Quantum Keep Limited has no activity relating to continuing or discontinued operations within the year. There was no total comprehensive income.

Subsidiaries

Details of the company’s subsidiaries at 30 September 2021 are as follows:

Name of undertaking	Registered office	Domicile	% held
Arqit Limited	1st Floor, 3 More London Riverside, More London Place, London, England, SE1 2RE	U.K.	100
Arqit Inc.	1209 Orange Street, Wilmington, County of Newcastle, Delaware 19801	U.S.	100
Arqit LLC	1209 Orange Street, Wilmington, County of Newcastle, Delaware 19801	U.S.	100

13.    Trade and other receivables

	2021	2020	2019
	$	$	$
Current assets
Trade debtors	56,591	—	—
Other debtors	856,591	151,895	883,522
Prepayments and accrued income	2,379,128	128,695	13,903
Total	3,292,310	280,590	897,425

The directors consider that the carrying amount of financial assets recorded at amortised costs in the financial statements approximate their fair value.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

	2021	2020	2019
	$	$	$
Non-current Assets
Prepayments	5,000,000	—	—

Total	5,000,000	—	—

Non-current prepayments comprise the payment of a non-refundable deposit towards the cost of the first satellite launch service, which is expected to be more than one year from the accounting reference date.

Arqit Quantum Inc.

Notes to the Financial Statements (continued)

For the year ended 30 September 2021

14.    Trade and other payables

	2021	2020	2019
	$	$	$
Current liabilities
Trade payables	9,748,069	256,830	252,768
Other tax and social security	410,022	331,495	69,578
Other creditors	1,018,816	41,640	2,182
Accruals	3,235,742	195,715	1,981,858
Deferred income	2,656,007	1,560,097	1,491,900
Total	17,068,656	2,385,777	3,798,286

Trade payables and accruals relate to amounts payable at the balance sheet date for services received during the year. The Group has financial risk management policies in place to ensure that all payables are paid within the credit timeframe. The directors consider that the carrying amount of financial liabilities recorded at amortised costs in the financial statements approximate their fair value.

Within other creditors, a total of $961,268 (2020: $nil; 2019: $nil) relates to interest owed on convertible loan notes which converted within the year.

Deferred income consists of amounts received by the Group under its agreement with ESA. Such amounts are received in stages during each phase of the project and are deferred until fulfilment of each milestone is complete and certified by ESA, following which it is recognised as other operating income within profit or loss. Deferred income of $nil as at 30 September 2019 was recognised in other operating income in the year ended 30 September 2020. Deferred income of $nil as at 30 September 2020 was recognised in other operating income in the year ended 30 September 2021. The deferred income as at 30 September 2021 is expected to be fully recognised in other operating income in the year ending 30 September 2022.

	2021	2020	2019
	$	$	$
Non-current Liabilities
Deferred government grants	2,459,413	534,074	206,696
	2,459,413	534,074	206,696

15.    Borrowings

	2021	2020	2019
	$	$	$
Current liabilities
Bridging finance	—	1,033,632	—
Convertible loan notes B	—	4,426,340	—
	—	5,459,972	—
Non-current Liabilities
Convertible loan notes B	—	—	3,297,468

	2021	2020	2019
	$	$	$
Fair value
Bridging finance	—	1,033,632	—
Convertible loan notes A (treated as equity)	—	1,411,034	1,411,034
Convertible loan notes B	—	4,426,340	3,297,468
	—	6,871,006	4,708,502

Arqit Quantum Inc.

Notes to the Financial Statements (continued)

For the year ended 30 September 2021

15.    Borrowings (continued)

Bridging Finance

The Group received a £800,000 ($1,033,632) loan from Evolution Equity Capital Limited in the year ended 30 September 2020. The loan attracted interest at 0% and was fully repaid within 2021.

Convertible loan notes A (“CLNA”)

The Group issued £1,000,000 ($1,411,034) CLNAs on 22 March 2018. The CLNAs have a 0% interest rate and are not redeemable unless otherwise agreed in writing by the Group and Lender. As the CLNA attract no interest and are not redeemable without the written agreement of the Group, the Group has no obligation to deliver cash or another financial asset to the loan holder. Therefore, the CLNAs have been treated as equity in accordance with IAS 32. CLNAs converted to ordinary shares within Arqit Quantum Inc. on 3 September 2021.

Convertible loan notes B (“CLNB”)

The Group issued £3,000,000 ($3,876,120) CLNBs on 21 June 2019 and issued a further £500,000 ($646,020) in the year ended 30 September 2020. The CLNBs have a 0% interest rate and are redeemable at the principal amount plus an amount equal to 20% of such principal amount at any time on or after the maturity date. The CLNBs are convertible at any time after the maturity date or upon an exit event for a variable number of ordinary shares. As the CLNB are redeemable at the want of the note holders and convert into a variable number of equity instruments, they have been treated as a financial liability in accordance with IAS 32. CLNBs converted to ordinary shares within Arqit Quantum Inc. on 3 September 2021.

Future Fund Loan

The Group received an unsecured convertible loan of £8,500,000 ($11,452,900) relating to the future fund on 31 October 2020. An additional £2,000,000 ($2,694,800) unsecured convertible loan was received on 5 January 2021. Interest accrues annually at a rate of 8%. The loan matures in 3 years after the date of the agreement. The loan automatically converted into a variable number of shares following the Group’s qualifying financing event. As the unsecured convertible loan notes convert into a variable number of equity instruments, they have been treated as a financial liability in accordance with IAS 32. The future fund loan converted to ordinary shares within Arqit Quantum Inc. on 3 September 2021. A total of $961,268 was owed relating to interest at year end, which is included within other creditors.

Arqit Quantum Inc.

Notes to the Financial Statements (continued)

For the year ended 30 September 2021

16.    Cash generated from operations

	2021	2020	2019
	$	$	$
(Loss) / profit before tax	(271,729,101)	(1,136,853)	783,847
Adjustments for:
Depreciation	52,550	4,787	308
Change in trade and other receivables	(6,131,559)	(173,204)	(57,608)
Change in trade and other payables	(1,289,125)	(1,283,887)	3,632,800
Share option charge	165,570	121,597	11,392
Finance income	—	(64,902)	(510,252)
Interest payable	1,078,070	392,783	88,466
Change in fair value of warrants	98,090,070	—	—
IFRS 2 adjustment relating to reverse acquisition	155,459,939	—	—
Cash (used in)/generated from operations	(24,303,586)	(2,139,679)	3,948,953
Reconciliation of net cashflow to movements in net debt:
Opening net cash/(debt)	(5,265,371)	929,056	310,479
Convertible facilities received	(14,147,700)	(1,679,652)	(3,706,686)
Borrowings received	(5,041,971)	—	—
Net interest charge	(99,904)	332,124	409,218
Facilities converted	18,863,600	—	—
Repayment of borrowings	6,119,891	—	—
Movement in cash	86,765,376	(4,225,118)	3,916,045
Movement on foreign exchange	(228,132)	42,468	—
Movement in net cash/ (debt)	92,231,160	(6,194,427)	618,577
Closing net cash/(debt)	86,965,789	(5,265,371)	929,056
Composition of closing net cash/(debt)
Cash	86,965,789	194,602	4,226,524
Bank loans	—	(1,033,632)	—
Convertible loans	—	(4,426,340)	(3,297,468)
Net cash/(debt)	86,965,789	(5,265,371)	929,056

17.    Warrant Liability

Warrants are classified as financial liabilities at fair value through profit and loss. The warrants are valued at the acquisition date September 3, 2021, for the purpose of determining the deemed acquisition cost. At this date, Arqit Limited (accounting acquiree) acquired all the assets and liabilities of the Company at their fair value. A further valuation of the warrants is performed at September 30, 2021, for the year end.

The key terms of the warrants are:

Warrant exercise

Warrants are exercisable:

−	In the period from 8 February 2022 (“First Exercise Date”), being the later of one year from the closing of Centricus’ the Initial Public Offering or 30 days after the Business Combination;
−	to 3 September 2026 (“Expiry Date”), being the date five years after the Business Combination (“the Exercise Period”); and

Arqit Quantum Inc.

Notes to the Financial Statements (continued)

For the year ended 30 September 2021

17.    Warrant Liability (continued)

−	in exchange for one ordinary AQI Share (NASDAQ: ARQQ) (“Share”) for a price of $11.50 (“Exercise Price”).

Public warrant redemption

The following terms apply to Public Warrants only:

−	AQI may redeem the Public Warrants in whole and not in part during the Exercise Period for $0.10 per Warrant if the Shares trade at or above $10.00 but less than $18.00 per share for a 20 out of 30 trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and
−	AQI may redeem the Public Warrants in whole and not in part during the Exercise Period for $0.01 per Warrant if the Shares trade above $18.00 for a 20 out of 30 trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders.

Private warrant redemption

The following terms apply to Private Warrants only:

−	AQI may redeem the Private Warrants in whole and not in part during the Exercise Period for $0.10 per Warrant if the Shares trade at or above $10.00 but less than $18.00 per share for a 20 out of 30 trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders.
−	AQI may not redeem the Private Warrants in whole and not in part if the Shares trade above $18.00; and
−	Private Warrant holders may not transfer their warrants to any party not defined as a permitted transferee.

Exercise after redemption notice

The Company is required to provide investors with 30 days’ notice of intention to redeem the Warrants (the “Redemption Notice Period”).

During the Redemption Notice Period, warrant holders may elect to exercise their Warrants on a cash basis (i.e. by paying the Exercise Price of $11.50 for a Share).

If redemption is triggered by the Shares trading between $10.00 and $18.00 per share, warrant holders may elect for a “Make Whole Exercise” in exchange for a pre-determined number of Shares on a cashless basis. The number of Make Whole shares is determined on the basis of:

(1)	the 10-day volume-weighted average price of the Shares in the 10 trading days following the notice of redemption, and
(2)	the number of months elapsed since the business combination.

Arqit Quantum Inc.

Notes to the Financial Statements (continued)

For the year ended 30 September 2021

17.    Warrant Liability (continued)

IFRS 13 Fair Value prescribes a fair value hierarchy made up of 3 levels of inputs based on the reliability of the underlying data used in establishing the fair value. Public warrant liabilities at fair value through profit and loss are level 2 instruments. Level 2 of the hierarchy includes instruments that are not traded in an active market and is determined using valuation techniques which maximise the use of observable market data and rely as little as possible on entity-specific estimates. Private warrant liabilities are classified as level 3 instruments. The fair value is determined using the fair value of the public warrants, adjusted for a lack of marketability discount because these warrants may only be transferred to a specified group of permitted transferees, therefore limiting the depth of the market (refer to note 24). The key inputs into the Binomial Option Pricing Model were as follows: dividend yield (nil %), volatility (40%) and risk-free rate (0.98%). Volatility was calculated using a set of comparable companies.

	Number of	Number of	Fair value of
	Private	Public	warrant
	warrants	warrants	liability
			$

At date of acquisition (3 September 2021)	6,266,667	8,624,973	29,948,361
Change in fair value	6,266,667	8,624,973	98,090,071
Balance at 30 September 2021	6,266,667	8,624,973	128,038,432

18.    Share-based payments

The Group has share option schemes for employees of the Group. Options are exercisable at the price agreed at the time of the issue of the share option. The vesting periods are consistent between employees. Options are typically forfeited if the employee leaves the Group before the options vest. Details of the share options granted during the period are as follows:

	2021		2020		2019
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	exercise
	Share options	Price (£)	Share options	Price (£)	Share options	Price (£)
Outstanding at beginning of period	161,250	0.0001	72,700	0.0001	8,700	0.0001
Granted during the period	55,210	0.0001	88,550	0.0001	64,000	0.0001
Forfeited/lapsed during the period	(32,963)	0.0001	—	—	—	—
Exercised during the period	—	—	—	—	—	—
Outstanding at end of period	183,497	0.0001	161,250	0.0001	72,700	0.0001
Exercisable at end of period	17,167		—		—

Arqit Quantum Inc.

Notes to the Financial Statements (continued)

For the year ended 30 September 2021

18.    Share-based payments (continued)

The options outstanding at 30 September 2021 had a weighted average exercise price of £0.0001 ($0.0001) pence, and a weighted average remaining contractual life of 4 years. Share options were issued within Arqit Limited, and therefore the share price and exercise price have been stated in pound sterling due to this being the currency which the instrument relates to. Volatility is based on management’s best estimate given that no historical share price is available. The inputs into the Black-Scholes model are as follows:

	2021	2020	2019
Weighted average share price (£)	3.30	3.30	2.95
Weighted average exercise price (£)	0.0001	0.0001	0.0001
Expected volatility	50%	50%	50%
Expected life	5 years	5 years	5 years
Risk-free rate	0.1%	0.1%	0.1%
Expected dividend yield	0%	0%	0%

	2021	2020	2019
	$	$	$
Share option charge included in administrative expenses	165,570	121,597	11,392
	165,570	121,597	11,392

19.    Staff costs and average number of employees

	2021	2020	2019
	$	$	$
The aggregate remuneration comprised:
Wages and salaries	9,531,933	2,620,476	377,383
Social security costs	1,238,459	336,076	37,639
Pension costs	165,178	133,539	40,639
Share option charge	165,570	121,597	11,392
	11,101,140	3,211,688	467,053

A total of $3,478,034 (2020: $1,533,915; 2019: $417,157) relating to staff costs was capitalised as relating to development costs within intangibles within the year.

The average monthly number of professional employees (including executive directors) during the year was 59 (2020 - 16,2019 - 6).

Total remuneration for key management personnel for 2021 was $3,330,858 (2020 - $1,258,504; 2019 - $486,764). Total pension contributions of key management personnel totalled $86,062 (2020 -  $118,519; 2019 - $40,835) and is included within the total remuneration for key management personnel. A total of 15,000 (2020: 32,500; 2019: 12,500) share options were granted to key management personnel in the year.

During the year remuneration payable to directors was as follows:

	2021	2020	2019
	$	$	$
Directors’ remuneration	1,971,580	1,012,864	486,764

The highest paid Directors remuneration totalled $699,325 (2020: $377,168; 2019: $203,930).

Arqit Quantum Inc.

Notes to the Financial Statements (continued)

For the year ended 30 September 2021

20.    Deferred Tax

	2021	2020	2019
	$	$	$
At the beginning of the period	—	550,718	—
Movement in the year recognised in profit or loss	—	(568,534)	567,632
Foreign exchange on translation	—	(17,816)	(16,914)
At the end of the year	—	—	550,718
The deferred tax liability/(asset) is made up as follows:
Intangible asset timing differences	4,685,158	1,581,987	—
Unrelieved tax losses	(4,685,158)	(1,581,987)	—
	—	—	—

21.    Share capital

The annual financial statements are prepared as a continuation of the financial statements of Arqit Limited, except where equity is adjusted to reflect the legal capital structure of the Company.

On September 2, 2021, the Company had 12,973,270 ordinary shares in issue with a par value of $0.0001. Immediately following the above transaction, the Company closed a series of subscription agreements with accredited investors (“PIPE Investors”) for a private placement of 7,100,000 ordinary shares. PIPE financing led to an increase in share premium of $70,999,290.

As of September 30, 2021, the total number of ordinary shares of the Company outstanding is 110,073,430 with a par value of $0.0001.

Movements in the year in the issued share capital of Arqit Limited and the Company are as follows:

Arqit Limited

	Number of	Number of	Share capital	Share capital
	ordinary shares	deferred shares*	£	$ equivalent

At 1 October 2020 – par value £0.0001	1,286,600	—	129	158
Conversion of convertible loan notes	710,074	—	71	98
Deferred shares issued	(42,500)	42,500	—	—
Exchanged for shares in the Company in reverse acquisition	1,954,174	42,500	200	256
*

Deferred shares are non-redeemable and have no voting rights and no rights to dividends. On a distribution on a winding up, the holders of the shares shall receive a total of £1.00 for the entire class of deferred shares.

Arqit Quantum Inc.

	Number of ordinary	Share capital
	shares	$
Inception, April 26, 2021 – par value $1	1	1
Treasury shares	(1)	(1)
Shares issued in merger with Centricus	12,973,430	1,297
Shares issued in exchange for Arqit Limited shares	90,000,000	9,000
Shares issued to PIPE investors	7,100,000	710
September 30, 2021 – par value $0.0001	110,073,430	11,007

Arqit Quantum Inc.

Notes to the Financial Statements (continued)

For the year ended 30 September 2021

22.    Retained earnings

	2021	2020	2019
	$	$	$
At 1 October	(485,494)	82,825	(954,740)
Profit/(Loss) for the year	(271,729,101)	(568,319)	1,037,565
Dividends paid	—	—	—
At 30 September	(272,214,595)	(485,494)	82,825

Included in profit / (loss) for the year is a loss of $651,973 generated by the Company (accounting acquiree) for the period September 3, 2021 to September 30,2021.

23.    Reserves

Share premium

Includes the difference in price between the par value of shares, and the total price the Group received for those shares, net of expenses.

Convertible loan notes treated as equity

Included cumulative portion of 1,000,000 £1 convertible A loan notes treated as equity within 2020. This was removed within the current year as the convertible loan notes converted on 3rd September 2021.

Foreign currency translation reserve

Includes other comprehensive income relating to the translation of subsidiaries into the functional currency of the group.

Share based payment reserve

Cumulative charges in respect of share options issued.

Retained earnings

Includes cumulative profit and loss and all other net gains and losses and transactions with owners (e.g. dividends) not recognised elsewhere.

Other reserves

Other reserve includes the IFRS 2 deemed acquisition cost and other reserves assumed as part of the reverse acquisition.

24.    Financial instruments and fair value disclosures

Capital management

The Group’s policy is to maintain a strong balance sheet for the business and to have an appropriate funding structure. Shareholders’ equity and long-term debt are used to finance assets under construction. The Group is not subject to any externally imposed capital requirements.

Arqit Quantum Inc.

Notes to the Financial Statements (continued)

For the year ended 30 September 2021

24.    Financial instruments and fair value disclosures (continued)

Financial assets and financial liabilities

Categories of financial assets and financial liabilities are as follows:

Financial assets at amortised cost

	Carrying value	Fair value
	$30 September 2021	30 September 2021
Cash and cash equivalents	86,965,789	86,965,789
Trade and other receivables	56,591	56,591
	87,022,380	87,022,380

	Carrying value	Fair value
	$30 September 2020	30 September 2020
Cash and cash equivalents	194,602	194,602
Trade and other receivables	215,835	215,835
	410,437	410,437

	Carrying value	Fair value
	30 September 2019	30 September 2019
Cash and cash equivalents	4,226,524	4,226,524
Trade and other receivables	883,522	883,522
	5,110,046	5,110,046

The Directors consider the carrying amounts of financial assets and financial liabilities recorded at amortised costs in the consolidated financial statements to approximate their fair value.

Financial liabilities at amortised cost

	Carrying value	Fair value
	$30 September 2021	30 September 2021
Trade and other payables	16,658,633	16,658,633
Deferred government grants	2,459,413	2,459,413
	19,118,046	19,118,046

	Carrying value	Fair value
	$30 September 2020	30 September 2020
Trade and other payables	2,054,281	2,054,281
Deferred government grants	534,074	534,074
Bridging finance	1,033,632	1,033,632
Convertible loans	4,426,340	4,426,340
	8,048,327	8,048,327

	Carrying value	Fair value
	$30 September 2019	30 September 2019
Trade and other payables	3,728,707	3,728,707
Deferred government grants	206,696	206,696
Convertible loans	3,297,468	3,297,468
	7,232,871	7,232,871

Arqit Quantum Inc.

Notes to the Financial Statements (continued)

For the year ended 30 September 2021

24.    Financial instruments and fair value disclosures (continued)

The Directors consider the carrying amounts of financial assets and financial liabilities recorded at amortised costs in the financial statements to approximate their fair value.

Financial liabilities at fair value through profit or loss

IFRS 15 Fair Value prescribes a fair value hierarchy made up of 3 levels of inputs based on the reliability of the underlying data used in establishing the fair value. The fair value of public warrants is determined using level 2 inputs. Level 2 of the hierarchy includes instruments that are not traded in an active market and is determined using valuation techniques which maximise the use of observable market data and rely as little as possible on entity-specific estimates. Private warrants are classified as a level 3 financial instrument. The fair value is determined using the fair value of the public warrants, adjusted for a lack of marketability discount of 7.5% because these warrants may only be transferred to a specified group of permitted transferees, therefore limiting the depth of the market

		Fair value	Fair value
	Carrying value	Level 2	Level 3
	30 September	30 September	30 September
	$2021	2021	2021
Warrant liability	128,038,431	75,899,762	52,138,669
	128,038,431	75,899,762	52,138,669

Market risk

It is, and has  been throughout the period under review, the Group’s policy not to use or trade in derivative financial instruments. The Group’s financial instruments comprise its cash and cash equivalents and various items such as trade debtors and creditors that arise directly from its operations. The main purpose of the financial assets and liabilities is to provide finance for the Group’s operations in the period.

Interest rate risk management

The Group would be exposed to interest rate risk if the Group borrows funds, when required, at variable interest rates. There is currently no exposure to interest rate risk.

Credit risk

Credit risk is the risk of financial loss where counterparties are not able to meet their obligations. Group policy is that surplus cash, when not used to repay borrowings, is placed on deposit with the Group’s main relationship banks and with other banks or money market funds based on a minimum credit rating of A3/A-   and maximum exposure.

There is no significant concentration of risk to any single counterparty.

Management consider that the credit quality of the various receivables is good in respect of the amounts outstanding and therefore credit risk is considered to be low. There is no significant concentration of risk.

The carrying amount of financial assets, as detailed above, represents the Group’s maximum exposure to credit risk at the reporting date assuming that any security held has no value.

Having considered the Group’s exposure to bad debts and the probability of default by customers, no expected credit losses have been recognised in accordance with IFRS 9.

Arqit Quantum Inc.

Notes to the Financial Statements (continued)

For the year ended 30 September 2021

24.    Financial instruments and fair value disclosures (continued)

Foreign Exchange risk

The Group operates internationally and is exposed to  foreign exchange risk arising from various currency exposures, primarily with respect to Sterling (“£”) and Euro (“€”). The Group holds sterling, US dollar and euro bank accounts in order to limit its exposure.

The Group is also exposed to foreign exchange risk to the extent that its ultimate parent entity has a US dollar functional currency. This is limited to the parent consolidated accounts.

The table below summarises the FX exposure on the net monetary position of each group entity against its respective functional currency, expressed in the group’s presentation currency.

Year ended 30/09/2021 ’000	/£
Parent	—
UK subsidiary	23,019
Total	23,019

The reasonable shifts in exchange rates below are based on historic volatility.

If the $/£ rates moved by +/- 5.88% then the effect on loss would be as follows:

Year ended 30/09/2021 ’000	$
Reasonable shift	5.88%
Total effect on Loss of +ve movements	(1,353)
Total effect on Loss of -ve movements	1,353

Liquidity risk

Liquidity risk is the risk that the Group does not have sufficient financial resources available to meet its obligations as they fall due. The Group manages liquidity risk by continuously monitoring forecast and actual cash flows, matching the expected cash flow timings of financial assets and liabilities with the use of cash and cash equivalents, borrowings, overdrafts and committed revolving credit facilities with a minimum of 12 months to maturity.

Future borrowing requirements are forecast on a monthly basis and funding headroom is maintained above forecast peak requirements to meet unforeseen events.

The maturity profile of the anticipated future cash flows including interest, using the latest applicable relevant rate, based on the earliest date on which the Group can be required to pay financial liabilities on an undiscounted basis, is as follows:

	Trade and	Deferred
2021	other	government
$	payables	grants	Total
On demand	—	—	—
Within one year	17,068,655	—	17,068,655
More than one year but less than two years	—	—	—
More than two year but less than five years	—	2,459,413	2,459,413
More than five years	—	—	—
	17,068,655	2,459,413	19,528,068

Arqit Quantum Inc.

Notes to the Financial Statements (continued)

For the year ended 30 September 2021

24.    Financial instruments and fair value disclosures (continued)

	Trade and	Deferred
2020	other	government		Convertible
$	payables	grants	Loans	loan notes	Total
On demand	—	—	—	—	—
Within one year	2,385,777	—	1,033,632	4,426,340	7,845,749
More than one year but less than two years	—	—	—	—	—
More than two year but less than five years	—	534,074	—	—	534,074
More than five years	—	—	—	—	—
	2,385,777	534,074	1,033,632	4,426,340	8,379,823

	Trade and	Deferred
2019	other	government		Convertible
$	payables	grants	Loans	loan notes	Total
On demand	—	—	—	—	—
Within one year	3,798,286	—	—	—	3,798,286
More than one year but less than two years	—	—	—	3,297,468	3,297,468
More than two year but less than five years	—	206,696	—	—	206,696
More than five years	—	—	—	—	—
	3,798,286	206,696	—	3,297,468	7,302,450

25.    Ultimate controlling party

The Directors consider there to be no ultimate controlling party.

26.    Post balance sheet events

Pursuant to the terms of the Business Combination, if at any time during the three years following the closing of the Business Combination, the closing price of the Company’s ordinary shares during such period was equal to or exceeded $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days during a 30 consecutive trading day period (the “Earnout Condition”), the Arqit Limited Shareholders were entitled to be issued a further 10,000,000 ordinary shares of the Company (the “Earnout Shares”). On October 5, 2021, the Earnout Condition was met, and therefore on October 6, 2021, the Earnout Shares were issued to the Arqit Limited Shareholders. The Earnout Shares are subject to the Amended and Restated Lock-Up Agreements.

27.    Related party transactions

In the year ended September 30, 2021, Arqit Limited paid $11,679 (2020: $7,982) for the Company secretarial and accounting costs of Arqit PTE, a Company owned 50% by D Williams and 50% by D Bestwick. All related party transactions were on an arm’s length basis.

On August 20, 2021, Arqit Limited entered into a loan agreement whereby D Williams, a director of the Group, loaned the company £2,000,000 at an interest rate of 8%. The loan was repaid on September 17, 2021. During the year ended September 30, 2021 interest of $14,401 and fees of $88,800 were charged on the loan.

On August 20, 2021 Arqit Limited entered into a loan agreement whereby D Bestwick, a director of the Group, loaned the company £2,000,000 at an interest rate of 8%. The loan was repaid on September 17, 2021. During the year ended September 30, 2021 interest of $14,401 and fees of $88,800 were charged on the loan.

As at September 30, 2020, there was a receivable of $20,673 relating to an advance on commission paid to D Williams, a director of the Group. This was fully repaid in December 2020.

Arqit Quantum Inc.

Notes to the Financial Statements (continued)

For the year ended 30 September 2021

27.    Related party transactions (continued)

In the year ended September 30, 2021, Arqit Limited paid $103,861 (2020: $Nil) for the director services of Lt General VL Jamieson who is a director of AQI. All related party transactions were on an arm’s length basis.

In the year ended September 30, 2021, Arqit Limited paid $73,398 (2020: $Nil) for the director services of General S Wilson who is a director of AQI. All related party transactions were on an arm’s length basis.

There were no further related party transactions.