Form 20-F
period 2022-09-30
Arqit Quantum Inc.
filed 2022-12-14
CIK 1859690

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

September 30, 2022

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

Nova North

7 Floor

11 Bressenden Place

London SW1E 5BY

United Kingdom

Telephone: +44 203 91 70155

(Address of principal executive office)

David Williams

Nova North

7 Floor

11 Bressenden Place

London SW1E 5BY

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

121,926,166 Ordinary Shares, par value $0.0001 per share, as of September 30, 2022

13,038,904 Warrants, as of September 30, 2022

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

“EAR” means the Export Administration Regulations of the U.K. Export Control Act 2002, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Gartner” means Gartner, Inc.

“Gartner Content” means the Gartner content described in the Gartner research entitled “Forecast: Information Security and Risk Management, Worldwide, 2019-2025, 3Q22 Update, September 28, 2022”.

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

“warrants” mean Arqit’s outstanding warrants to purchase its ordinary shares, which became exercisable on February 8, 2022.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

This Annual Report contains our audited consolidated financial statements as of and for the periods ended September 30, 2022, 2021 and 2020 (our “audited consolidated financial statements”). The Company was incorporated on April 26, 2021 for the purpose of effectuating the Business Combination. Prior to the completion of the Business Combination on September 3, 2021, the Company had no material assets and did not operate any businesses. Therefore, the information in our audited consolidated financial statements as of and for the period ended September 30, 2020 is that of our consolidated subsidiary, Arqit Limited. The Company qualifies as a foreign private issuer as defined under Rule 405 under the Securities Act and prepares its financial statements denominated in U.S. dollars and in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board (“IFRS”). The financial statements for Arqit Limited that were included in the Company’s prior filings with the SEC were denominated in British pounds sterling and have been translated into U.S. dollars in accordance with IFRS in connection with the preparation of the Company’s audited consolidated financial statements.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS AND

RISK FACTOR SUMMARY

This Annual Report contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, the provisions of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements are subject to risks and uncertainties and include information about possible or assumed future results of the business, financial condition, results of operations, liquidity, plans and objectives of the Company. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements regarding the following matters are forward-looking by their nature:

●	that there will be significant market opportunities for the Company’s products as a result of an expected transformation in the cyber encryption industry over the next decade;
●	that consumers, businesses and governments across all geographies and industries will likely need to replace the existing cyber encryption technology used in almost all electronic interfaces in order to maintain cyber security;
●	that the global addressable market for information security services will be $261.7 billion by the end of 2026;
●	that new opportunities for growth in demand for the Company’s products are expected in government, defense, telecoms, financial services, Internet of Things and connected car markets;
●	that “public key infrastructure” will be vulnerable to quantum computer attack; and
●	that quantum computers of sufficient scale to break “public key infrastructure” may be available within a few years.

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

Important risks, uncertainties, assumptions, and other factors that could cause our actual results or conditions to differ materially from our forward-looking statements include, among others, the items in the following list, which also summarizes some of our most principal risks:

●	The Company is an early stage company with a history of losses and will be reliant upon a significant increase in sales and marketing activity in order to become profitable in the future.
●	The Company’s limited operating history makes it difficult to evaluate its business and future prospects and increases the risk of your investment.
●	The Company may not be able to convert its customer orders in backlog or pipeline into revenue.
●	The market adoption of the Company’s product is not fully proven, is evolving and may develop more slowly than or differently from the Company’s expectations. Its future success depends on the growth and expansion of these markets and its ability to adapt and respond effectively to evolving markets.
●	If the Company fails to sell or otherwise monetize its satellite currently under construction, it may be required to write off capitalized satellite costs or incur breakage fees under certain of its contracts related to satellite construction obligations.
●	The Company is reliant upon the lease of data center capacity and access to fiber optic infrastructure from third parties in order to commercialize its product.

●	Although the Company is developing an annual recurring revenue model, several of its early contracts have been project-based with uneven milestone payment profiles, which extend for several years. As a result, the Company expects its early results of operations to fluctuate on an interim and annual basis.
●	The complexity of the Company’s products could result in unforeseen delays or expenses from undetected defects, errors or reliability issues in software, which could reduce the market adoption of its new products, damage its reputation with current or prospective customers and expose it to product liability and other claims and adversely affect its operating costs.
●	The Company may not be able to adequately protect or enforce its intellectual property rights or prevent unauthorized parties from copying or reverse engineering its products or technology. Its efforts to protect and enforce its intellectual property rights and prevent third parties from violating its rights may be costly.
●	Third-party claims that the Company is infringing intellectual property, whether successful or not, could subject it to costly and time-consuming litigation or expensive licenses, and its business could be adversely affected.
●	Certain of the Company’s products contain third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict its ability to sell its products or expose the Company to other risks.
●	The Company’s intellectual property applications, including patent applications, may not be approved or granted or may take longer than expected to be approved, which may have a material adverse effect on its ability to prevent others from commercially exploiting products similar to its.
●	In addition to patented technology, the Company relies on unpatented proprietary technology, trade secrets, designs, experiences, work flows, data, processes, software and know-how.
●	The Company currently has and targets many customers that are large corporations with substantial negotiating power, exacting product and quality standards and potentially competitive internal solutions.
●	The Company currently has a small number of customers, and its business could be materially and adversely affected if the Company loses and is unable to replace any of those customers or if they are unable to pay their invoices.
●	The markets in which the Company competes are characterized by rapid technological change, and competing product innovations could adversely affect market adoption of its products.
●	The Company’s business depends substantially on the efforts of its executive officers and highly skilled personnel. The Company needs to attract and retain a large number of skilled, specialized and dedicated employees in different jurisdictions in order to grow and manage its business, and if the Company loses the services of existing key employees or fail to achieve its recruitment goals, its operations may be disrupted.
●	Failure to comply with governmental trade controls, including export and import control laws and regulations, sanctions, and related regimes could subject the Company to liability or loss of contracting privileges, limit its ability to compete in certain markets or harm its reputation with the governments.
●	Failures, or perceived failures, to comply with privacy, data protection, and information security requirements in the jurisdictions in which the Company operates may adversely impact its business, and such legal requirements are evolving and may require improvements in, or changes to, its policies and operations.
●	It may be difficult to enforce judgments obtained against the Company or its directors and officers in U.S. courts, to effect service of process on it or its directors or officers, and to recover in civil proceedings in the U.K. or elsewhere for U.S. securities law violations.
●	Fluctuations in currency exchange rates may adversely affect the Company’s business and result of operations.
●	The Company’s warrants are accounted for as liabilities and the changes in value of the warrants could have a material effect on its financial results.

●	Interruption or failure of the Company’s information technology and communications systems could impact its ability to effectively provide its products and services.
●	The Company’s management team has limited experience managing and operating a U.S. public company.
●	If any of the Company’s third parties’ systems, its customers’ cloud or on-premises environments, or its internal systems are breached or if unauthorized access to customer or third-party data is otherwise obtained, public perception of its business may be harmed, and the Company may lose business and incur losses or liabilities.
●	If the Company’s network and products do not interoperate with its customers’ internal networks and infrastructure or with third-party products, websites, or services, its network may become less competitive and its results of operations may be harmed.

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

Arqit has only just started to generate material revenues through the commercialization of its products. For the years ended September 30, 2020, 2021 and 2022, Arqit generated operating losses of $0.809 million, $172.6 million and $52.1 million, respectively. Arqit intends to continue to invest and to increase investments in sales, marketing and product development, and believes that it will continue to incur operating and net losses until at least the time it is able to fully commercialize its products, but which may occur later than expected or not at all. Even if Arqit is able to finalize the development of its products and to sell them, there can be no assurance that they will be commercially successful. Arqit’s potential profitability is dependent upon the successful development and commercial introduction and acceptance of its products, which may not occur. Because Arqit will incur the costs and expenses of developing and commercializing its products before it receives any significant revenues with respect thereto, its losses in future periods may be significant. If Arqit is never able to achieve or sustain profitability, its results of operations could differ materially from its expectations and Arqit’s business, financial condition and results of operations could be materially adversely affected.

Arqit’s limited operating history makes it difficult to evaluate its business and future prospects and increases the risk of your investment.

Arqit began operations in 2017, has a limited operating history, and operates in the post-quantum cryptography encryption industry, which is rapidly evolving. As a result, there is limited information that investors can use in evaluating Arqit’s business, strategy, operating plan, results and prospects. Arqit intends to derive most of its revenues from the delivery of its symmetric key agreement product, QuantumCloudTM, which is a newly developed technology. It is difficult to predict future revenues and appropriately budget for expenses, and Arqit has limited insight into trends that may emerge and affect its business. If the assumptions Arqit uses to plan and operate its business are incorrect or change, its results of operations could differ materially from its expectations and Arqit’s business, financial condition and results of operations could be materially adversely affected.

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

If Arqit fails to sell or otherwise monetize its satellite currently under construction, it may be required to write off capitalized satellite costs or incur breakage fees under certain of its contracts related to satellite construction obligations.

In December 2022 Arqit updated its technology strategy to eliminate quantum satellites and the associated ground infrastructure from its core QuantumCloudTM product offering.  See “Item 4.B. Business Overview - Change in Satellite Infrastructure Strategy.”  In connection with this update, Arqit is planning to sell or otherwise monetize its quantum satellite currently under construction.  If Arqit fails to sell its satellite currently under construction, it may be required to write off capitalized satellite costs or incur breakage fees under certain of its contracts related to satellite construction obligations.  If such write offs are required or additional expenses are incurred, Arqit’s results of operations could differ materially from its expectations and Arqit’s business, financial condition and results of operations could be materially adversely affected.

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

Although Arqit is developing an annual recurring revenue model, several of its early contracts have been project- based with uneven milestone payment profiles, which extend for several years. As a result, Arqit expects its early results of operations to fluctuate on an interim and annual basis.

As its business matures, Arqit intends to develop an annual recurring revenue model. However, several of its early contracts have been projects based with uneven milestone payment profiles, which extend for several years, and as a result its interim results of operations have fluctuated and may vary significantly in the future. As such, historical comparisons of its operating results may not be relevant, meaningful or indicative of future results. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Its interim financial results may fluctuate as a result of a variety of factors, many of which are outside of its control and may not fully reflect the underlying performance of its business. Factors that may cause these interim fluctuations include, without limitation:

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

The success of its products and business depend in part on its ability to obtain patents and other intellectual property rights and maintain adequate legal protection for its products. As of the date of this Annual Report, Arqit had 1,820 claims on  33 pending or granted patents in the UK. Arqit relies on a combination of patent, service mark, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect its proprietary rights, all of which provide only limited protection.

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

Although Arqit monitors its use of open source software to avoid subjecting its products to conditions Arqit does not intend, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a way that, for example, could impose unanticipated conditions or restrictions on its ability to commercialize its products. In this event, Arqit could be required to seek licenses from third parties to continue offering its products, to make its proprietary code generally available in source code form, to re-engineer its products or to discontinue the sale of its products if re-engineering could not be accomplished on a timely basis, and Arqit’s business, financial condition and results of operations could be materially adversely affected.

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

Arqit is in the early stages of commercializing its business, and has a small number of customers. In addition, Arqit is in the process of  transitioning its business model from an enterprise license model to distribution through channel sales partners with annual recurring revenues, and there can be no certainty over the pace and scale of revenue growth in such relationships, which might take longer than anticipated to generate material revenues. The loss of business from any of Arqit’s major customers (whether by lower overall demand for its products, cancellation of existing contracts or the failure to adopt its products or to award it new business) could have a material adverse effect on its business.

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

In April 2021, the staff of the SEC issued a statement, wherein they expressed their view that certain terms and conditions common to warrants issued by special purpose acquisition companies (“SPACs”) warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to being treated as equity. Specifically, the SEC’s statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the warrant agreement governing Arqit’s warrants. Considering the SEC statement and the application of IFRS 9 – Financial Instruments and IAS 32 – Financial Instruments: Presentation, Arqit has determined the warrants should be classified as derivative liabilities measured at fair value on its statement of financial position, with any changes in fair value to be reported each period in earnings on its statement of comprehensive income. As a result of the recurring fair value measurement, Arqit’s financial statements may fluctuate on an interim basis, based on factors which are outside of its control. Due to the recurring fair value measurement, Arqit expects that it will recognize non-cash gains or losses on its warrants each reporting period and that the amount of such gains or losses could be material.

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

On October 12, 2021, Arqit’s registration statement on Form F-1, which has since been post-effectively amended on Form F-3 (File No. 333-259982 the “Resale Registration Statement”) registering the resale by shareholders of 117,925,000 ordinary shares, 6,266,667 warrants and 14,891,640 shares issuable upon exercise of warrants, became effective. The shareholders who registered shares and warrants for resale under the Resale Registration Statement have registration rights under the Registration Rights Agreement and the Subscription Agreements. The registration of these securities permits the public sale of such securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of Arqit ordinary shares.

Certain shareholders that own a significant percentage of Arqit may have interests that conflict with Arqit’s or yours in the future.

Two shareholders of Arqit beneficially own approximately 43.6% of the outstanding Arqit ordinary shares. See “Beneficial Ownership of Securities.” For so long as these shareholders continue to own a significant percentage of Arqit ordinary shares, they will be able to significantly influence or effectively control the composition of the Arqit board of directors and the approval of actions requiring shareholder approval through their voting power. Accordingly, for such period of time, these shareholders will have significant influence with respect to Arqit’s management, business plans and policies, including the appointment and removal of Arqit’s officers. In particular, for so long as these shareholders continue to own a significant percentage of the outstanding Arqit ordinary shares, they will be able to cause or prevent a change of control of Arqit or a change in the composition of Arqit’s board of directors and could preclude any unsolicited acquisition of Arqit. The concentration of ownership could deprive you of an opportunity to receive a premium for your Arqit ordinary shares as part of a sale of Arqit and ultimately might affect the market price of the Arqit ordinary shares.

The price of Arqit’s ordinary shares may be volatile.

The price of Arqit’s ordinary shares may fluctuate due to a variety of factors, including:

●	actual or anticipated fluctuations in its interim and annual results and those of other public companies in industry; mergers and strategic alliances in the industry in which it operates;
●	market prices and conditions in the industry in which it operates;
●	changes in government regulation;
●	potential or actual military conflicts or acts of terrorism;
●	the failure of securities analysts to publish research about us, or shortfalls in its operating results compared to levels forecast by securities analysts;
●	announcements or negative publicity concerning Arqit, its competitors or companies that have completed business combinations with special purpose acquisition companies; and
●	the general state of the securities markets.

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

The Sarbanes-Oxley Act requires, among other things, that Arqit maintains effective disclosure controls and procedures and internal control over financial reporting. In particular, Section 404 of the Sarbanes-Oxley Act requires Arqit to perform system and process evaluation and testing of its internal control over financial reporting to allow Arqit's management to report on the effectiveness of its internal control over financial reporting and to allow Arqit’s independent registered public accounting firm to attest to the effectiveness of such control (once Arqit becomes an accelerated filer). As an emerging growth company, Arqit’s management expects to avail itself of the exemption from the requirement that its independent registered public accounting firm attest to the effectiveness of its internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. See “— As an “emerging growth company,” Arqit cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make the Arqit ordinary shares less attractive to investors.” However, Arqit may no longer avail itself of this exemption when it ceases to be an emerging growth company. At such time, Arqit’s independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which its internal control over financial reporting is documented, designed or operating.

As disclosed in “Item 15. Controls and Procedures”, for the fiscal year ended September 30, 2022, Arqit identified material weaknesses in internal controls related to (i) compiling the system and documentation necessary to perform the evaluation of controls for the full year, (ii) ineffective IT general control environment, including lack of segregation of duties, supporting the financial reporting systems due to a small number of finance members for the full year ended September 30, 2022 (iii) insufficient accounting and finance personnel with IFRS technical accounting knowledge to account for non-routine and complex transactions and with SEC reporting experience for purposes of timely and reliable financial reporting for the full year ended September 30, 2022. While Arqit is actively engaged in implementing remedial measures, it cannot assure you that these measures will be effective. Arqit also cannot assure you that there will not be additional material weaknesses or significant deficiencies in its internal control over financial reporting in the future. Any additional or sustained failure to maintain internal control over financial reporting could severely inhibit Arqit’s ability to accurately report its financial condition or results of operations. If Arqit is unable to remediate the material weaknesses or to conclude in the future that its internal control over financial reporting is effective, it could lose investor confidence in the accuracy and completeness of its financial reports, the market price of Arqit’s shares could decline, and it could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weaknesses in its internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict Arqit’s future access to the capital markets. For details of the controls, material weaknesses and Arqit’s remediation plan, see the section of this annual report entitled “Item 15. Controls and Procedures.”

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

Arqit is a foreign private issuer, as such term is defined in Rule 405 under the Securities Act, however, under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to Arqit on March 31, 2023.

As a foreign private issuer, Arqit is not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, Arqit is exempt from certain rules under the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act (including the requirement applicable to emerging growth companies to disclose the compensation of its Chief Executive Officer and the other two most highly compensated executive officers on an individual, rather than an aggregate, basis). In addition, Arqit’s officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of its securities. Moreover, while Arqit’s management expects to submit interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, it will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Furthermore, Arqit ordinary shares are not listed on any market in the Cayman Islands and Arqit does not currently intend to list its ordinary shares on any market in the Cayman Islands, Arqit’s home country. As a result, Arqit is not subject to the reporting and other requirements of companies listed in the Cayman Islands. Accordingly, there may be less publicly available information concerning Arqit’s business than there would be if Arqit were a public company organized in the United States.

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

For as long as Arqit remains an “emerging growth company” as defined in the JOBS Act, it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” Arqit may remain an “emerging growth company” until September 2, 2026 (the fifth anniversary of the closing of the merger of Centricus with and into Arqit) or until such earlier time that it has more than $1.235 billion in annual revenues, has more than $700 million in market value of Arqit’s ordinary shares held by non-affiliates, or issues more than $1.00 billion of non-convertible debt over a three-year period. Further, there is no guarantee that the exemptions available to Arqit under the JOBS Act will result in significant savings. To the extent Arqit’s management chooses not to use exemptions from various reporting requirements under the JOBS Act, Arqit will incur additional compliance costs, which may impact earnings.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. HISTORY AND DEVELOPMENT OF THE COMPANY

The legal name of the Company is Arqit Quantum Inc. The Company is an exempted limited liability company incorporated under the laws of the Cayman Islands on April 26, 2021. The Company’s registered office is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, Cayman Islands, KY1-1104. The address of the principal executive office of the Company is Nova North, 7th Floor, 11 Bressenden Place, London, UK and the telephone number of the Company is +44 (0) 203 91 70155.

Arqit Limited was incorporated in England in 2017.  In September 2021, the Company completed the Business Combination pursuant to which the Company merged with and into Centricus Acquisition Corp. (“Centricus”), with the Company surviving the merger, and the security holders of Centricus (other than security holders of Centricus electing to redeem their Centricus ordinary shares) became security holders of the Company, and the Company acquired all of the issued and outstanding share capital of Arqit Limited from the shareholders of Arqit Limited in exchange for ordinary shares of the Company, such that Arqit Limited is a direct wholly owned subsidiary of the Company. Concurrently with the completion of the Business Combination, certain investors also subscribed for an aggregate of 7,100,000 ordinary shares of the Company (the “PIPE Financing”). Following the closing of the PIPE Financing, and after giving effect to redemptions of shares by shareholders of Centricus and payment of transaction expenses, the transactions described above generated approximately $96 million for Arqit. In addition, during the year ended September 30, 2022, an additional $21.3 million in proceeds was generated through the exercise of warrants. Arqit’s ordinary shares and warrants trade on Nasdaq under the symbols “ARQQ” and “ARQQW”, respectively.

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

4.B. BUSINESS OVERVIEW

Overview

Arqit is a cybersecurity company that has pioneered a unique symmetric key agreement technology which makes the communications links of any networked device or data at rest secure against current and future forms of cyber attack — even an attack from a quantum computer.

During 2022, Arqit made significant advances in its strategy. It has removed, through innovation, the costly and complex satellite component from the tech stack of QuantumCloudTM, its software platform as a service. After initially focusing on selling enterprise licenses, especially to government and defense customers, Arqit made faster than expected progress in generating interest from large, global technology vendors, and has therefore switched its focus to securing distribution through channel partners.  It recently announced agreements with Fortinet, Dell and AWS, along with a number of other specialized regional cloud providers.

Arqit previously referred to its technology as quantum encryption, however following innovations that resulted in improvements in its technology it is more accurate to describe it as symmetric key agreement.

QuantumCloud™ is a software platform as a service that creates unbreakable software encryption keys that are low cost and easy to use within existing standards with no new hardware and no major software upgrades or “rip and replace” required. The software has potentially universal application to every edge device and cloud machine in the world. The security of the symmetric key agreement software created by Arqit was independently reviewed and assured in May 2022 by the University of Surrey, which is accredited as a Centre of Excellence for Cyber Security by the UK Government’s National Cyber Security Centre.

Arqit’s technology combines world-leading innovation in two areas: the secure distribution of replicated entropy to data centers and a software agent that can be downloaded onto any device.

●	As part of the background technology that allows Arqit’s software agent to operate at end points, identical sets of random numbers (“replicated entropy”) must be delivered securely and frequently to data centers. Replicated entropy is an important constituent part of Arqit’s QuantumCloud™ product. Arqit invented a quantum satellite protocol to securely deliver replicated entropy to data centers through satellites. However, the satellites that are required for the quantum satellite protocol are expensive to launch and maintain. Arqit continued to innovate in regards to the distribution of replicated entropy and has deployed an advanced version of a terrestrial method of delivering replicated entropy using a set of classical digital hardware and software elements (i.e. not quantum communications). In addition, the University of Surrey’s independent review and validation of the security of the encryption keys created by QuantumCloudTM was independent of the method of delivery of replicated entropy. As a result, although previously Arqit intended to distribute replicated entropy to data centers via Arqit developed satellites, it will now distribute replicated entropy securely through its terrestrial classical means.

●	A second innovation is a small software agent downloaded from the QuantumCloud™ onto any form of device or integrated into any piece of software. By exchanging information with the QuantumCloud™, which moderates a key agreement process with all parties involved in a unique way, this software agent is able to create new symmetric encryption keys in partnership with any other device or cloud machine, or in large groups of devices. Keys are never “delivered”, they are created, and so they cannot be intercepted. They are created at the end points in a manner that means they can never be known by a third party, and can be used once if necessary and replaced infinitely. Once created, the keys cannot be broken even by a universal quantum computer in a usable time period, estimated to be in excess of millions of years.

Until recently, Arqit has been a development stage company, however during the fiscal year ended September 30, 2021, it began commercializing its products. Arqit has already signed significant, long-term contracts for its services with large companies and government institutions. Arqit sold its product to select early customers on a master distribution agreement basis, an enterprise license basis and as a Platform as a Service. Going forward, Arqit will focus on selling its products on a Platform as a Service basis, primarily through channel partners, which is expected to generate annual recurring revenue.

Arqit’s current customers include the UK Government, the European Space Agency, BT plc, Sumitomo Corporation, Virgin Orbit, AUCloud and Nine23. Arqit recently announced important channel partnerships, including Fortinet, AWS, Dell, and TraxPay, through which it will sell directly and indirectly to end customers. The company is engaged in discussions with additional customers and channel partners

Market Opportunity

Arqit believes that there will be significant market opportunities for its innovative products as a result of an expected transformation in the cyber encryption industry over the next decade. Public key infrastructure or “PKI” is currently the most widely-used encryption technology. However, PKI is becoming less secure as new technologies develop, and is not secure against quantum computers, which are expected to be of sufficient scale to break PKI within the next few years.

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

Therefore, consumers, businesses and governments across all geographies and industries will likely need to replace the existing cyber encryption technology used in almost all electronic interfaces in order to maintain cyber security. Symmetric encryption keys are secure against quantum computers. However, to date there has been no secure way to create and distribute symmetric keys electronically. In regards to available alternatives, the NIST stated, “There are multiple candidate classes for post-quantum cryptography. Unfortunately, each class has at least one requirement for secure implementation that makes drop-in replacement unsuitable.” Separately, in May 2022, the U.S. National Security Agency stated that symmetric encryption keys are recommend for use by federal agencies which wish to become quantum safe.

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

Total Addressable Market

According to Gartner, it is estimated that the global addressable market for information security services will be $261.7 billion by the end of 2026. Arqit believes that every connected service is vulnerable to current and future attacks on PKI, in particular by quantum computers in the near to mid-term. This vulnerability will affect cyber security on every connected end point, network device and cloud machine globally, and Arqit believes that its product is the only known method to create encryption keys at large scale, high efficiency and low cost though a cloud platform that is secure against quantum computer attack. As a result, Arqit has assumed that the entire information security market represents its total addressable market. Arqit’s estimates of its total addressable market are limited by a lack of reliable data on the government and Internet of Things markets, which are therefore excluded from its total addressable market estimate, but which Arqit expects to be two of its key markets in the future.

_________
Source: Calculations performed, and charts/graphics created, by Arqit based on Gartner, Inc. research. Gartner, Inc., Forecast: Information Security and Risk Management, Worldwide, 2019-2026, 3Q22 Update, September 28, 2022. The Gartner content described herein (the “Gartner Content”) represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Gartner Content speaks as of its original publication date (and not as of the date of this Annual Report), and the opinions expressed in the Gartner Content are subject to change without notice.

Arqit has successfully targeted companies in several of these sectors, and now intends to further expand into others given its products are highly relevant to all sub-segments.

Arqit’s Technology

Encryption is the foundation of the communications technology everyone uses. However, the technology we rely on for encryption in most cases was developed over 30 years ago. There are well-known vulnerabilities in this technology today, and near term developments in quantum computing will significantly increase risks.

The origins of encryption are in symmetric encryption keys — long truly random numbers. The number of permutations involved in guessing a 256 digit symmetrical key is estimated to be equal to all of the atoms in the Milky Way. Even a universal quantum computer would take on average more than the age of the universe to perform this guess, because there are no mathematics involved in creating a random number, a quantum computer will offer no meaningful advantage in speeding this up over classical computers.

Therefore symmetric encryption keys are computationally secure, but to date there has been no secure way to create and distribute symmetric keys electronically at mass market scale. As a result, “public key infrastructure” or “PKI” was invented, which involves two parties sharing the performance of a calculation which is difficult to emulate in a practical time period. The internet has driven the adoption of PKI, not because it was the most secure, but because it was flexible enough to be reverse engineered into something that was already created. PKI is a flexible tool, but it is vulnerable to attack, especially given the development of the Internet of Things, cloud-based interfaces and other transformational technologies.

The problem will imminently become more profound because, unlike symmetric encryption keys, PKI will be vulnerable to quantum computer attack. Although quantum computers are currently operating at relatively modest scale, quantum computers of sufficient scale to break PKI may be available within a few years.

The universal and long-term answer to this threat is not to make the mathematics used in PKI more difficult given it is not sustainable or practical to try to defeat an infinitely capable computing machine with math. The answer lies in finding a secure way to create and distribute symmetric encryption keys, which is what Arqit has invented.

Arqit has discovered a way to create symmetric encryption keys at end points when they are needed, at scale, securely, at any kind of end point device and in groups of any size. With Arqit’s technology, symmetric encryption keys are never “delivered”, they are created at endpoints, and so their creation cannot be intercepted.

An important element in the creation of Arqit’s symmetric encryption keys is replicated entropy distributed at multiple data centers. The replicated entropy is utilized via a software agent on the end point device in the key creation process. As a result of innovation in its technology in 2022, Arqit is able to securely deliver replicated entropy to data centers globally using a set of classical digital hardware and software elements. Distributed replicated entropy is fundamental to the creation at end points of symmetric encryption within Arqit’s QuantumCloudTM. The implication of the innovation is that Arqit no longer requires satellites or associated ground equipment to distribute replicated entropy.

Arqit delivers replicated entropy to data centers that host the Arqit QuantumCloud™  system. End point devices that download Arqit’s software agent are able to securely authenticate into QuantumCloud™ at different data centers which then moderate a key agreement process by sharing cryptographic information with the end points. From the combination of elements of shared secrets that can be shared by the parties, the end points are then able to create a new shared symmetric encryption key. The end point keys are zero trust, never known by a third party – including Arqit - and they are computationally secure even against a quantum attack. The created symmetric encryption keys can be used inside an AES256 algorithm which is already incorporated in all standard networking software systems, or any other symmetric algorithm, and therefore Arqit’s product is very simple to implement. The U.S. National Security Agency has declared that symmetric encryption is the most safe and easiest method to immediately become quantum safe.

Replicated Randomness
Datacentres
Agree Random Basis
Datacentres
Present Authentication
Random Transformation of Authentication
Present Authentication
Random Transformation of Authentication
Key Agreement
BOB
ALICE

Secured Distribution of Replicated Entropy

QuantumCloud™ Software

Endpoint Security – Software Agent

The Arqit technology includes three areas of innovation:

●	Secure Distribution of Replicated Entropy. Arqit embeds replicated entropy in data centers that host the Arqit QuantumCloudTM system which provides the source for key creation. Heretofore, Arqit intended to distribute replicated entropy via satellite. However, as a result of further innovation Arqit is able to securely deliver replicated entropy to data centers globally using a set of classical digital hardware and software elements. Arqit does not distribute keys to data centers, it distributes replicated entropy, which are an input into a key creation process involving other areas of Arqit proprietary classical cryptography.
●	QuantumCloudTM Software. Arqit’s QuantumCloudTM software shares data across multiple data centers, encrypting each piece of data uniquely using a management layer which never knows the customer data.
●	End Point Security. Arqit invented a novel form of end point security called “distributed secure communications cryptography” or “DSCC” whereby end points can create initial symmetric key- protected channels and limitless group or session keys. The end points rely on the QuantumCloudTM platform to deliver replicated entropy but create keys themselves, such that the keys are always unknowable by any third party. Arqit’s DSCC invention allows quantum-safe cryptography to be commercialized for the mass market.

QuantumCloudTM Platform

The QuantumCloudTM is a Platform as a Service or “PaaS” that creates a secure global mesh between different cloud providers and on-premises data centers around the globe. QuantumCloudTM supplies the platform that enables end points to share data securely for the creation of new keys. It also allows Arqit to provide highly secure services for customers to store, communicate and sign their data. This PaaS architecture means that Arqit’s customers can easily integrate quantum safe cryptographic services into new or existing platforms.

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

As a result, Arqit can store and transact data securely in the cloud and to include any form of end point device within this security boundary. There are many applications of this, and Arqit expects to be able to make fundamental contributions to innovation in many industries. For example, blockchain software can be made quantum safe by the use of Arqit’s new signing technology and digital wallets at the end point and their transactions can be secured. The connected car market cannot safely operate in the long term unless the encryption of its communications channels are secure. The expanded attack surface of 5G mobile networks and IoT deployments demand urgent improvement, and no data stored in and transferred from the cloud can be relied upon for the long term without quantum safe security.

The ability to create new symmetric keys at the end points as moderated by QuantumCloudTM is an extremely important innovation, and is a step forward for organizations who already use a legacy method of infrequently refreshing symmetric encryption keys. Many organizations in defense, financial services and critical national infrastructure have never trusted PKI and so used symmetric encryption keys by physically transporting them. However, even symmetrical encryption keys that are physically transported must be refreshed to provide secrecy. The more times a key is used, the more likely an attacker might learn about it over time, and the more opportunities there may be for it to be stolen. Therefore, QuantumCloudTM provides some very significant advantages to such organizations.

Change in Satellite Infrastructure Strategy

The technology of the company involves the supply of a lightweight software agent to customer end point devices or cloud machines for the purpose of making encryption keys which cannot be broken.

As part of the background technology that allows this software agent to operate, identical sets of replicated entropy must be delivered securely and frequently to data centers.  Arqit invented a quantum satellite protocol to securely deliver replicated entropy to data centers through satellites, however, the satellites that are required for the quantum satellite protocol are expensive to launch and maintain. It was Arqit’s intent to ultimately distribute replicated entropy via these satellites which it is constructing.

Arqit continued to innovate in regards to the distribution of replicated entropy and deployed an advanced version of a terrestrial method of delivering replicated entropy using a set of classical digital hardware and software elements (i.e. not quantum communications). In addition, the University of Surrey’s independent review and validation of the security of the encryption keys created by QuantumCloudTM was independent of the method of delivery of replicated entropy

Arqit has therefore concluded that it no longer needs to incorporate satellites and associated ground infrastructure into its core QuantumCloudTM technology. Instead, it will continue to distribute replicated entropy through the advanced terrestrial method it has developed.

There are ultra secure use cases, particularly for government customers, which are not compatible with any form of cloud security. Arqit intends to sell (in part or in whole) its quantum satellite currently under construction, along with a QuantumCloudTM license, to a potential customer wishing to own or control an end-to-end dedicated technology stack. For additional customers interested in owning a dedicated technology stack Arqit will license its proprietary ARQ19 intellectual property to enable them to build their own satellite and sell the customer a QuantumCloudTM license. Many governments are interested in building their own satellite assets for security, political and or economic reasons. Arqit will not participate in or fund construction of satellites for additional interested customers. Arqit is currently in discussions with a number of potential customers regarding either the sale or partial sale of its quantum satellite currently under construction or the license of ARQ19 for the construction of their own asset.

Arqit will continue to fund the construction of its quantum satellite currently under construction until an agreement to sell the satellite is reached. Upon agreement to sell the satellite, the buyer will be responsible for funding through completion of the asset. If an agreement to sell the satellite cannot be reached Arqit will suspend construction of the satellite currently under construction and any further satellites.

Arqit expects that these changes to its technology strategy will result in a portion of capitalized satellite costs recouped through the planned sale of the satellite currently under construction, additional revenues through the licensing of its ARQ19 intellectual property and the elimination of future capital and operating expenditures associated with use of satellites as part of its core product offering.  Arqit intends to continue to perform under its satellite construction contract with the European Space Agency and recognize the related project revenues generated thereunder.

Competitive Strengths

Arqit’s unique cybersecurity technology provides it with a number of competitive strengths.

Symmetric keys are secure

Arqit’s platform creates symmetric encryption keys, which is a cyber-security technology that is secure against all forms of attack including by quantum computers. PKI is currently the most widely-used encryption technology, but it is failing to prevent escalating cyber-attacks like ransomware and is entirely vulnerable to attack by quantum computers, which are expected to become available within the next few years. A symmetric encryption key, once created, is computationally secure.

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

Go-to-Market Strategy

Arqit’s core product is QuantumCloudTM, which is a PaaS that allows the same service to be used by any organization for any application, including securing data in transit, stored data or digital signatures. Arqit is focused on the following key end markets:

●	defense
●	large enterprises
●	financial services
●	telecommunications

To date, Arqit has signed long term contracts for QuantumCloudTM service in the telecoms and government sectors in the UK and Japan with BT and Sumitomo, respectively. Arqit has also recently entered into a number of contracts with customers for the provision of QuantumCloudTM in other geographies and sectors including an agreement with AUCloud in Australia.

The most important evolution in bringing Arqit’s product to market has been the announced establishment of channel partner relationships with several major technology companies. Previously, Arqit had been focused on developing an enterprise license sales model directly to customers. The May 2022 publication of the independent review of Arqit’s product by the University of Surrey, a GCHQ UK National Cyber Security Centre Accredited Centre of Excellence for Cyber Security increased interest in Arqit’s symmetric key agreement software by leading technology companies. During 2022, Arqit shifted its focus to the establishment of channel partner relationships and has recently announced agreements with Fortinet, Dell, AWS and TraxPay. Pursuant to these relationships, channel partners will offer QuantumCloudTM directly or indirectly to customers as part of their integrated product offering.  Going forward Arqit intends to primarily focus on maximizing sales opportunities through these and other potential major technology partners. A brief description of recently announced channel partner relationships follows:

●	the integration of Arqit’s QuantumCloud™ product with the Fortinet Fortigate series of Next Generation Fire Walls. This integrated solution enables unbreakable quantum-safe encrypted connectivity between customer locations keeping safe data both at rest and in transit. Fortinet has launched the integrated product for general availability for all global customers;

●	the integration of QuantumCloud™ with Amazon Web Service’s Amazon S3, an object storage service offering industry-leading scalability, data availability, security, and performance, containing approximately 200 trillion data objects worldwide. The integration of QuantumCloud™ with S3 will allow Amazon Web Service customers to protect their data against attacks today and the future quantum threat;

●	a partnering agreement and joint sales mission with Dell Technologies Inc. to integrate quantum safe encryption into a range of technologies available to Dell’s U.S. Defense Department and other customers. This solution will be available through the Dell order fulfilment system and made available via Dell’s Federal and technical teams. Dell sales teams will be able to offer Arqit QuantumCloudTM software and Arqit sales teams will be able to offer Dell hardware and services in their sales portfolios; and

●	a contract with Traxpay GmBH, a leader in supply chain finance, to deploy Arqit’s technology into Traxpay’s supply chain platform to secure supplier and buyer transactions. Major financial institutions have strategic partnerships with Traxpay, and the U.K., Singapore and other leading trade finance nations have accredited digital trade finance documentation for use. Arqit believes that the financial services industry may accelerate its adoption of digital assets and that this first use case, while potentially large in its own right, may offer Arqit early mover advantage in securing wider business in future.

Arqit expects to continue to use a direct enterprise sales model for certain customers, including government customers for specified programs. For instance, Arqit’s symmetric encryption key technology has been selected by prime contractors as part of the potential technology solution for two U.S. government programs of record. Arqit is actively in discussion with the U.S. government and other global defense and intelligence organizations regarding additional opportunities for Arqit’s product.

Arqit’s Products

QuantumCloudTM

Arqit’s core product is QuantumCloudTM. The PaaS creates keys in the cloud and at end points. These keys can be used variously to encrypt channels, encrypt data at rest and sign transactions.

These products will be delivered in the cloud, requiring no extra infrastructure or hardware on the part of the customer, and with the use of simple lightweight agents at end points like servers, firewalls, mobile phones, cars or Internet of Things sensors.

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

Service Variants

•

Multi-Tenanted: This is Arqit’s standard service where customers use a shared service hosted in the cloud by Arqit on servers owned by Arqit and operated on a multi-tenanted basis. Pricing for this option will typically be a one-time fee per end point installation, as well as a fee per keys created. Pricing will vary depending on the number of end points and keys consumed.

•

Private Instance: QuantumCloudTM can also be sold as a private instance, typically for government customers who want total control over all infrastructure. Arqit’s satellite technology can also be sold in a private instance format for an “on premises” service for customers who demand end to end control of the key creation process.

•

Applications: Arqit has begun to turn its core platform into internal applications with the launch of the Digital Bill of Exchange product.  There are many products and services in the world, which are fundamentally an expression of cryptography.  Arqit believe that by selectively moving into certain application areas it can potentially generate new sources of revenues at attractive margins.

Other Technologies

Arqit may create other novel technologies which can be developed using its specific expertise in quantum physics, engineering and software. Where early customers can be identified to share risks in the development of such technologies, Arqit is likely to partner with such customers to develop technologies.

Competition

Arqit’s competitors are suppliers of QKD, quantum encryption and legacy encryption services. There have been a significant number of entrants into these markets in the last five years, mostly in the areas of QKD and post-quantum cryptography.

•

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

•

Post-Quantum Cryptography: There are number of companies that are creating services based on “post-quantum algorithms” which are cryptographic algorithms that are designed to extend the principles of PKI to be more secure against attack by a quantum computer. Such algorithms can never be “provably secure” against quantum attack because they are mathematical in their construction, and therefore only secure until a quantum computer can be programmed to break them. According to the NIST, none of these algorithms represent a suitable “drop-in replacement” for legacy encryption.  These weaknesses, compared with the fact that Arqit’s keys are used inside algorithms like AES256 that are already globally standardized gives Arqit strong differentiation.

•

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

•

Traditional Key Management: There are a number of traditional incumbents in the key management space. Most of these vendors started as hardware security modules and have added additional key management software and other features. They are already being distributed by start-ups in this sector as they have difficulty delivering functionality as a service to agile environments.

•

Machine Identity Management: New entrants into the key management market are aligning around “machine identity management” rather than the pure traditional key management. However, the fundamental goal of these technologies are to mitigate the risks and shortcomings of PKI in the modern internet.

•

DevOps/Cloud Key Management: Where developers have been struggling to integrate PKI into their development pipelines, a number of the cloud providers and development automation frameworks have included key management into their platforms. Cloud providers are rarely seen providing encryption services outside of their own platforms.

•

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

Key Partnerships

Satellite Development Partnerships

The following is a description of Arqit’s key partnerships in connection with the development and construction of its satellites:

European Space Agency

On July 30, 2019, Arqit entered into a contract with the European Space Agency or “ESA” under the ESA’s Advanced Research Telecommunications Systems program for the partial funding of Arqit’s development and operational validation of the quantum key distribution satellite system, including the design, build and launch of the first quantum key distribution satellite and associated mission capability in the ground service, user and control segments. The ESA agreement divides work into two phases: the first phase covers the preliminary design and the second phase, which Arqit is currently undertaking, covers the detailed design and implementation and all activities until the end of the service deployment and evaluation. Arqit has agreed to sub-contract certain elements of this project with payment allocated between Arqit and the sub- contractors in agreed proportions. Arqit intends to continue to perform under its contract with the ESA pending its proposed sale of the quantum satellite currently under construction to a third party.

Qinetiq Space NV

On January 27, 2020, Arqit entered into a firm fixed price contract with Qinetiq Space NV or “Qinetiq” for delivery by Qinetiq of quantum key distribution satellites. Acceptance by Arqit of the satellites will be subject to testing and Arqit’s pre- shipment review that the satellite meets its performance specifications, and title of the satellites will pass to Arqit after launch and in-orbit testing is completed. Under the terms of this contract, Arqit will pay Qinetiq from (i) its private investment sources and (ii) ESA funding which is flowed down from Arqit’s contract with the ESA described above in “— European Space Agency”. Payment from ESA funding is subject to the satisfaction by Qinetiq of the relevant milestones set forth in the agreements between Arqit and the ESA. Arqit intends to continue to perform under its contract with the Qinetiq pending its proposed sale of the quantum satellite currently under construction to a third party.

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

As of the date of this Annual Report, Arqit has approximately 1,820 patent claims on 33 pending or granted patents in the UK Arqit pursues global registration of its domain names and products and services trademarks and as of the date of this Annual Report, Arqit had 18 registered trademarks.

Based on the filing dates of Arqit’s existing patent applications, and assuming the patents are granted and renewed throughout their lifetimes, Arqit currently expects each patent right to provide protection for up to 20 years from the relevant filing dates which, as of the date of this Annual Report, range from June 4, 2018 to September 20, 2022.

Arqit regularly reviews its development efforts to assess the existence and patentability of new inventions and is prepared to file additional patent applications when it determines it would benefit its business to do so.

Group Structure

Arqit Limited, a company limited by shares incorporated in England, is a wholly-owned subsidiary of the Company and is the Company’s primary operating subsidiary. Arqit Limited has five wholly-owned subsidiaries: Arqit Inc., a Delaware corporation, Arqit LLC, a Delaware limited liability company, Arqit Italia S.R.L., an entity organized in Italy, Arqit Quantum PTY Ltd, an entity organized in Australia and Arqit Quantum (Singapore) Pte. Ltd, a limited liability Singapore company. None of Arqit Limited’s subsidiaries currently has any material operations. Arqit Limited also holds 50% of the outstanding share capital of Quantum Keep Limited, a company limited by shares incorporated in England. Quantum Keep Limited is a joint venture with Dentons Nominees Limited and Middle East Limited, which together hold the remaining outstanding share capital. Quantum Keep Limited was formed to develop an application initially for use by law firms that verifies and stores identity information and associates customer records with that identity.

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

Anti-Bribery, Anti-Corruption and Sanctions Laws and Regulations

Arqit’s operations are subject to anti-bribery and anti-corruption laws and regulations, including the Foreign Corrupt Practices Act and the UK Bribery Act, and economic and trade sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Treasury, the U.S. Department of State and the European Union. These statutes generally prohibit providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. Arqit may deal with both governments and state-owned business enterprises, the employees of which are considered foreign officials for purposes of these laws.

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

4.C. ORGANIZATIONAL STRUCTURE

Organizational Structure

The legal name of the company is Arqit Quantum Inc. which is an exempted limited liability company incorporated under the laws of the Cayman Islands.

Significant Subsidiaries

The subsidiaries of the Company are listed below.

	Country of Incorporation	Proportion of Ordinary
Name	and Place of Business	Shares Held by the Company
Arqit Limited	United Kingdom	100%
Arqit Inc.	Delaware	100%
Arqit LLC	Delaware	100%
Arqit Italia S.R.L	Italy	100%
Arqit Quantum PTY Ltd	Australia	100%
Arqit Quantum (Singapore) Pte. Ltd	Singapore	100%

4.D. PROPERTY, PLANTS AND EQUIPMENT

Arqit operates from serviced offices for its headquarters at Nova North, 7th Floor, 11 Bressenden Place, London SW1E 5BY, United Kingdom, and additionally leases 191 square feet of research space at Cambridge Science Park.

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

Overview

Arqit is a cybersecurity company that has pioneered a unique symmetric key agreement technology which makes the communications links of any networked device secure against current and future forms of cyber attack — even an attack from a quantum computer. Arqit’s product, called QuantumCloudTM, creates unbreakable software encryption keys that are low cost and easy to use with no new hardware required. The software has universal application to every edge device and cloud machine in the world. Arqit has not only invented a ground-breaking new quantum protocol, but it has also found a way to translate the benefits of quantum security to end point devices. The security of the encryption keys created was independently reviewed and validated in May 2022 by the University of Surrey, a GCHQ UK National Cyber Security Centre Accredited Centre of Excellence for Cyber Security.

Arqit’s solution combines world-leading innovation in two areas: the secure distribution of replicated entropy to data centers and a software agent that can be downloaded onto any device.

●	As part of the background technology that allows Arqit’s software agent to operate at end points, identical sets of random numbers (“replicated entropy”) must be delivered securely and frequently to data centers. Replicated entropy is the basis for Arqit’s QuantumCloudTM product. Arqit invented a quantum satellite protocol to securely deliver replicated entropy to data centers through satellites, however, the satellites that are required for the quantum satellite protocol are expensive to launch and maintain. Arqit continued to innovate in regards to the distribution of replicated entropy and has deployed an advanced version of a terrestrial method of delivering replicated entropy using a set of classical digital hardware and software elements (i.e. not quantum communications). In addition, the University of Surrey’s independent review and validation of the security of the encryption keys created by QuantumCloudTM was independent of the method of delivery of replicated entropy. As a result, although previously Arqit intended to distribute replicated entropy to data centers via Arqit developed satellites, it will now distribute replicated entropy securely through terrestrial means.

●	A second innovation is a small software agent downloaded from the QuantumCloudTM onto any form of device or integrated into any piece of software. By exchanging information with the QuantumCloudTM, which moderates a key agreement process with all parties involved in a unique way, this software agent is able to create new symmetric encryption keys in partnership with any other device or cloud machine, or in large groups of devices. Keys are never “delivered”, they are created, and so they cannot be intercepted. They are created at the end points in a manner that means they can never be known by a third party, and can be used once if necessary and replaced infinitely.

Until recently, Arqit has been a development stage company, however during the fiscal year ended September 30, 2021, it began commercializing its products. Arqit has already signed significant, long-term contracts for its services with large companies and government institutions. Arqit sold its product to select early customers on a master distribution agreement basis, an enterprise license basis and as a Platform as a Service. Going forward, Arqit will focus on selling its products on a Platform as a Service basis, primarily through channel partners, which is expected to generate annual recurring revenue.

Arqit’s current customers include the UK Government, the European Space Agency, BT plc, Sumitomo Corporation, Virgin Orbit, AUCloud and Nine23. Arqit recently announced important channel partnerships, including Fortinet, AWS, Dell, and TraxPay, through which it will sell directly or indirectly to end customers. The company is engaged in discussions with additional customers and channel partners.

The Business Combination and the PIPE Financing

Arqit Limited was incorporated in England in 2017.  In September 2021, the Company completed the Business Combination pursuant to which the Company merged with and into Centricus Acquisition Corp. (“Centricus”), with the Company surviving the merger, and the security holders of Centricus (other than security holders of Centricus electing to redeem their Centricus ordinary shares) became security holders of the Company, and the Company acquired all of the issued and outstanding share capital of Arqit Limited from the shareholders of Arqit Limited in exchange for ordinary shares of the Company, such that Arqit Limited is a direct wholly owned subsidiary of the Company.  Concurrently with the completion of the Business Combination, certain investors also subscribed for an aggregate of 7,100,000 ordinary shares of the Company (the “PIPE Financing”).  Following the closing of the PIPE Financing, and after giving effect to redemptions of shares by shareholders of Centricus and payment of transaction expenses, the transactions described above generated approximately $96 million for Arqit.

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

Technologically Advanced Product Portfolio

Arqit has invented a unique symmetric key agreement technology which makes the communications links of any networked device secure against current and future forms of cyber attack — even an attack from a quantum computer. Arqit’s product, called QuantumCloud™, creates unbreakable software encryption keys that are low cost and easy to use. Arqit’s software is fulfilled from the cloud requiring no extra infrastructure or hardware on the part of the customer. Its products have broad application across industries, including 5G networks, connected autonomous vehicles, national security and financial services network security. Arqit’s future success will be dependent on its ability to continue to execute against its product roadmap, which includes launching two quantum satellites in 2023.

Commencement of Commercialization and Partnerships

Arqit has already signed contracts for its services with several large companies and government institutions, including the UK Government, the European Space Agency, BT plc and Sumitomo Corporation, and has contracted with other companies to test the use of Arqit’s technologies in different use cases.

However, Arqit is early in the process to generate material revenues through the commercialization of its products. Arqit ultimately achieving profitability is dependent upon the successful development, commercial introduction and acceptance of its products, the continued interest of potential customers in its products and the successful negotiation of contracts with those customers. Should Arqit’s assumptions about the commercialization of its encryption technology prove overly optimistic or if Arqit is unable to develop, obtain or progress its partnerships, Arqit may fail to generate operating cash flow and may incur delays in its ability to achieve profitability. This may also lead Arqit to make changes to its commercialization plans, which could result in cost overruns or unanticipated delays, which could in turn adversely impact margins and cash flows.

Technology Strategy Update

In December 2022 Arqit updated its technology strategy to eliminate quantum satellites and the associated ground infrastructure from its core QuantumCloudTM product offering.  See “Item 4.B. Business Overview - Change in Satellite Infrastructure Strategy.”

Arqit expects that this change to its technology strategy will result in a portion of capitalized satellite costs recouped through the planned sale of the satellite currently under construction, additional revenues through the licensing if its quantum satellite IP and the elimination of future capital and operating expenditures associated with use of satellites as part of its core product offering. Arqit intends to continue to perform under its satellite construction contract with the European Space Agency and recognize the related project revenues generated thereunder, as well as associated expenses.  If Arqit fails to sell its satellite currently under construction, it may be required to write off capitalized satellite costs or incur breakage fees under certain of its contracts related to satellite construction obligations.

Market Trends

Arqit believes there will be a transformation in the cyber encryption industry over the next decade as PKI, the most widely-used encryption technology, is becoming less secure as new technologies develop, and is not secure against quantum computers, which are expected to become available within the next few years. Arqit anticipates that there will be robust demand for its products as consumers, businesses and governments across all geographies and industries will need to replace the existing cyber encryption technology used in almost all electronic interfaces in order to maintain cyber security and that, as a result, there is significant market opportunity for Arqit’s more secure cyber encryption products. Gartner estimates that the global addressable market for information security services will be $261.7 billion by the end of 2025.

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

Margin Improvements

Arqit believes that it has the opportunity to establish high margin unit economics when operating at scale as its software, fulfilled from the cloud, automatically creates keys in infinite volumes at minimal cost, resulting in low capital expenditure once deployed. Its business model is positioned for scalability due to the low costs of software distribution, ability to leverage the same product platform across its partner base and limited personnel costs. From an operating cost perspective, there is no human analysis or information processing required by Arqit’s product, so personnel costs are limited to maintaining core infrastructure, marketing and customer support. Arqit’s future performance will depend on its ability to deliver on these economies of scale with lower product costs to enable widespread adoption. Achievement of cash flow generation is dependent on order volume, which will dictate pricing and margin. Achieving this scale is further dependent on successful adoption of Arqit’s products and expansion of its contracts with existing customers. While Arqit believes its unique technology provides a compelling value proposition for favorable margins and expects to achieve and maintain high margins on its products, emergence of competition in the cyber encryption industry may negatively impact its pricing, margins and market share.

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

Fair Value Movement on Loss in Warrant Valuation

Warrants are classified as financial liabilities at fair value, and the change in the fair value of the warrants is reflected in Arqit’s consolidated statement of comprehensive income. A valuation of the warrants was performed as of each period end, and the difference between the two valuations is non-cash profit or loss that is reflected in Arqit’s consolidated statement of comprehensive income.

Finance Costs and Finance Income

Finance costs and finance income primarily related to the accounting recognition and measurement of Arqit’s £3,500,000 convertible loan notes issued June 21, 2019 and November 6, 2019 (the “Series B convertible loan notes”) in line with the requirements of IFRS, which were converted to equity in connection with the completion of the Business Combination and are no longer outstanding.

The Series B convertible loan notes had a 0% interest rate and were redeemable at the principal amount plus an amount equal to 20% of such principal amount at any time on or after the maturity date. As the Series B convertible loan notes were redeemable at the request of the holder and convertible into a variable number of equity instruments, they were treated as a financial liability in accordance with

IFRS International Accounting Standards (“IAS”) 32. At initial recognition on day one, the Series B convertible loan notes were measured at fair value, calculated by applying the prevailing market interest rate at the time of issue, for similar non-convertible debt.

The difference between the fair value and the transaction value is reflected in Arqit’s statement of comprehensive income as finance income. As the discount unwinds over the period from subscription date to maturity date, it is reflected as finance costs in Arqit’s statement of comprehensive income.

Interest costs on agreements subject to accounting recognition and measurement in accordance with IFRS 16 (Leases) are also included within finance costs.

Income Tax Credit

Income tax credit represents research and development tax credits that Arqit received in the UK in the year ended September 30, 2020 in accordance with the requirements as set out by HM Revenue & Customs.

Results of Operations

Comparison of the Years Ended September 30, 2022 and 2021

The following table presents Arqit’s historic operating results:

	Year ended	Year ended
	September 30, 2022	September 30, 2021	Variance
	$'000	$'000	$'000%
Revenue	7,212	48	7,164	14,925%
Other operating income	12,843	—	12,843	—
Administrative expenses	(72,153)	(14,559)	(57,594)	396%
Reverse acquisition expense	—	(155,460)	155,460	—
Nasdaq listing expense	—	(2,590)	2,590	—
Operating (loss)/profit	(52,098)	(172,561)	120,463	(70)%
Change in fair value of warrants	117,394	(98,090)	215,484	(220)%
Finance costs	(221)	(1,078)	857	(79)%
Profit/(loss) before tax	65,075	(271,729)	336,804	(124)%
Income tax credit	—	—	—	—
Profit/(loss) for the financial year	65,075	(271,729)	336,804	(124)%

Revenue

Revenue increased by $7.164 million from $0.048 million for the year ended September 30, 2021 to $7.212 million for the year ended September 30, 2022. The increase was primarily due to the continued ramp up of Arqit’s commercial operations during the year ended September 30, 2022.

Other Operating Income

Other operating income increased by $12.843 million in the year ended September 30, 2022 from $nil for the year ended September 30, 2021. Other operating income relates to project revenues under Arqit’s contract with ESA.  During the year ended September 30, 2022, Arqit met milestones under the ESA contract which permitted it to recognize project revenue during that period, compared with no revenue recognition during the year ended September 30, 2021.

Administrative Expenses

The following table summarizes Arqit’s administrative expenses for the periods presented:

	Year ended	Year ended
	September 30, 2022	September 30, 2021	Variance
	$'000	$'000	$'000%
Staff costs	21,148	10,936	10,212	93%
Capitalisation of staff costs	(4,920)	(3,478)	(1,442)	41%
Professional fees	6,355	4,733	1,622	34%
Property costs	754	187	567	303%
Share based compensation	22,915	165	22,750	13,788%
Depreciation	1,292	53	1,239	2,338%
Foreign exchange	13,535	623	12,912	2,073%
Other administrative costs	11,074	1,340	9,734	726%
	72,153	14,559	57,594	396%

Total administrative expenses have increased by $57.594 million from $14.559 million for the year ended September 30, 2021 to $72.153 million for the year ended September 30, 2022.

The increase was in part due to an increase in share based compensation expense of $22.915 million as the result of the granting of restricted share units (“RSUs”) to employees and an increase in foreign exchange expense of $13.535 million as the result of market fluctuations from trading in different currencies.  In addition, personnel-related costs increased by $10.212 million (across all administrative functions), reflecting an increase in head count to support the expansion and growth of Arqit’s business. Other administrative costs, which consist of marketing, IT costs and other non-material costs, also increased by $9.734 million as the result of growth in business activity levels.

Reverse Acquisition Expense

Arqit did not incur reverse acquisition expense for the year ended September 30, 2022, compared with $155.460 million for the year ended September 30, 2021. Reverse acquisition expenses represent the non-cash premium paid for obtaining the public listing in connection with the Business Combination which closed on September 3, 2021, and was therefore a one-time, non-recurring expense for the year ended September 30, 2021.

Nasdaq Listing Expense

Arqit did not incur Nasdaq listing expense for the year ended September 30, 2022, compared with $2.590 million for the year ended September 30, 2021. Nasdaq listing expense primarily consisted of non-recurring legal and other professional fees incurred in preparation for and execution of the Business Combination which closed on September 3, 2021, and was therefore a one-time, non-recurring for the year ended September 30, 2021.

Change in Fair Value of Warrants

The change in fair value of warrants represents the difference in valuation of Arqit’s warrants as of September 30, 2022, compared with the valuation as of September 30, 2021, which was non-cash profit of $117.394 million for the year ended September 30, 2022, compared with a non-cash loss of $98.090 million for the year ended September 30, 2021.

Finance Costs

Finance costs decreased by $0.857 million from $1.078 million for the year ended September 30, 2021 to $0.221 million for the year ended September 30, 2021. The increase was primarily due to lower interest expense during the period as the result of convertible loans converting to equity in connection with the Business Combination closing on September 3, 2021. The balance consisted of interest costs incurred on the lease agreements entered into during the year ended September 30, 2022.

Comparison of the Year Ended September 30, 2021 and Year Ended September 30, 2020

The following table presents Arqit’s historic operating results:

	Year ended	Year ended
	September 30, 2021	September 30, 2020	Variance
	$'000	$'000	$'000%
Revenue	48	—	48	—
Other operating income	—	1,964	(1,964)	—
Administrative expenses	(14,559)	(2,773)	(11,786)	425%
Reverse acquisition expense	(155,460)	—	(155,460)	—
Nasdaq listing expense	(2,590)	—	(2,590)	—
Operating (loss)/profit	(172,561)	(809)	(171,752)	21,230%
Change in fair value of warrants	(98,090)	—	(98,090)	—
Finance costs	(1,078)	(393)	(685)	174%
Finance income	—	65	(65)	—
(Loss)/profit before tax	(271,729)	(1,137)	(270,592)	23,799%
Income tax credit	—	569	(569)	—
(Loss)/profit for the financial year	(271,729)	(568)	(271,161)	47,740%

Revenue

Arqit began generating revenues from its commercial operations during the year ended September 30, 2021, and therefore revenues were $0.048 million compared to $nil for the year ended September 30, 2020.

Other Operating Income

Other operating income in prior periods related to our contract with ESA. We had no income from this contract during the year ended September 30, 2021, and therefore our other operating income decreased to nil for the year ended September 30, 2021 from $1.963 million for the year ended September 30, 2020.

Administrative Expenses

The following table summarizes Arqit’s administrative expenses for the periods presented:

	Year ended	Year ended
	September 30, 2021	September 30, 2020	Variance
	$'000	$'000	$'000%
Staff costs	10,936	3,090	7,846	254%
Capitalisation of staff costs	(3,478)	(1,534)	(1,944)	127%
Professional fees	4,733	424	4,309	1,016%
Property costs	187	159	28	18%
Share based compensation	165	122	43	35%
Depreciation	53	5	48	960%
Foreign exchange	623	(10)	633	6,330%
Other administrative costs	1,340	517	823	159%
	14,559	2,773	11,786	425%

Total administrative expenses have increased by $11.786 million from $2.773 million for the year ended September 30, 2020 to $14.559 million for the year ended September 30, 2021.

The increase was primarily due to higher personnel-related costs (across all administrative functions), reflecting an increase in head count to support the expansion and growth, increased rent and property utilities as Arqit leased additional office space and an increase in professional fees for accounting, legal and other services in connection with the expansion of Arqit’s business.

Depreciation charge increased by $0.048 million primarily due to additional computer equipment acquired for general administrative purposes, and foreign exchange costs increased by $0.633 million due to a revaluation of the funds held in Arqit’s U.S. dollar-denominated account.

Other administrative costs consist of marketing, IT costs and other non-material costs and increased by $0.823 million from $0.517 million for the year ended September 30, 2020 to $1.340 million for the year ended September 30, 2021 primarily a result of growth in business activity levels.

Reverse Acquisition Expense

Reverse acquisition expense for the year ended September 30, 2021 was $155.460 million and represents the non-cash premium paid for obtaining the public listing in connection with the Business Combination which closed on September 3, 2021, and therefore no such costs were incurred for the year ended September 30, 2020.

Nasdaq Listing Expense

Nasdaq listing expense for the year ended September 30, 2021 was $2.590 million, primarily consisting of  non-recurring legal and other professional fees incurred in preparation for and execution of the Business Combination which closed on September 3, 2021, and therefore no such costs were incurred for the year ended September 30, 2020.

Change in Fair Value of Warrants

For the year ended September 30, 2021, the warrants were valued as of the date of the completion of the Business Combination, September 3, 2021, for the purpose of determining the deemed acquisition cost. At this date, Arqit Limited (as the accounting acquirer) acquired all of Arqit’s assets and liabilities at their fair value. A further valuation of the warrants was performed as of the September 30, 2021 year end. The difference between the two valuations was a non-cash loss of $98.090 million for the year ended September 30, 2021. There was no such profit or loss for the year ended September 30, 2020 because Arqit had not yet acquired the warrants.

Finance Costs

Finance costs increased by $0.685 million from $0.393 million for the year ended September 30, 2020 to $1.078 million for the year ended September 30, 2021. The increase was primarily due to additional interest expense in relation to the additional unsecured convertible loans issued on October 31, 2020 and January 5, 2021.

Finance Income

Finance income, which is the difference between the fair value and the transaction value of certain of the convertible loan notes, decreased to $nil for the year ended September 30, 2021 from $0.065 million for the year ended September 30, 2020 because Arqit did not issue any convertible loan notes of this nature in the year ended September 30, 2021.

Income Tax Credit

Income tax credit was nil for the year ended September 30, 2021, compared to $0.569 million for the year ended September 30, 2020 due to a deferred tax asset being recognized in the year ended September 30, 2020 as a result of timing differences, unutilized tax losses and tax relief relating to research and development. Given the early stage of the business, the deferred tax asset on unutilized tax losses is restricted to the value of deferred tax liabilities.

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

Credit Risk

Credit risk is the risk of financial loss where counterparties are not able to meet their obligations. Arqit’s policy is that surplus cash, when not used to repay borrowings, is placed on deposit with its main relationship banks and with other banks or money market funds based on a minimum credit rating of A3/A- and maximum exposure.  There is no significant concentration of risk to any single counterparty.  Arqit considers that the credit quality of the various receivables is good in respect of the amounts outstanding and therefore credit risk is considered to be low. There is no significant concentration of risk.  The carrying amount of financial assets, represents Arqit’s maximum exposure to credit risk at the reporting date assuming that any security held has no value.

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

In December 2022, Arqit filed a registration statement on Form F-3 in order to establish an at-the-market equity offering program (the “ATM Program”) pursuant to which, once the registration statement is declared effective, it may issue and sell ordinary shares with an aggregate offering price of up to $50.0 million.  Arqit has no obligation to sell any such shares under its ATM Program. Actual sales will depend on a variety of factors to be determined by the Group from time to time, including, among others, whether additional capital is required, market conditions, the trading price of Arqit’s ordinary shares, determination of the appropriate sources of funding for the Group, and potential uses of available funding. Arqit intends to use the net proceeds from the offering of such shares, if any, for general corporate purposes.

Cash Flows Summary

The following table shows a summary of Arqit’s cash flows for the years ended September 30, 2022 and 2021 and 2020.

	Year ended		Year ended
	September 30,	Year ended	September 30,
	2022	September 30, 2021	2020
Net cash provided by (used in):	$'000	$'000	$'000
Operating activities	(26,916)	(24,035)	(1,334)
Investing activities	(24,432)	(9,305)	(4,571)
Financing activities	22,373	120,105	1,680
Net (decrease) increase in cash and cash equivalents	(28,975)	86,765	(4,225)

Cash Flows Used in Operating Activities

Cash flows used in operating activities to date have primarily resulted from personnel related costs, fluctuations in trade payables and other current assets and liabilities. As Arqit expects to continue to increase hiring in connection with further expansion of its commercial operations, it expects its cash used in operating activities to increase significantly before it starts to generate material cash flows from commercialization of its products.

During the year ended September 30, 2022 cash used in operating activities was $26.916 million. The primary factors affecting operating cash flows during the period were a net profit of $65.575 million and adjustments for non-cash items of $93.187 million.

During the year ended September 30, 2021 cash used in operating activities was $24.035 million. The primary factors affecting operating cash flows during the period were a net loss of $271.729 million and adjustments for non-cash items of $253.769 million.

During the year ended September 30, 2020 cash used in operating activities was $1.334 million. The primary factors affecting operating cash flows during the period were a net loss of $1.137 million, adjustments for non-cash items of $0.127 million, net finance cost of $327,881 and tax credit received of $833,301. This was offset by movements in working capital of $1.457 million.

Arqit’s non-cash items primarily consist of fair value movement on warrant valuation, listing service expense, share-based charges and depreciation, while movements in working capital are primarily driven by changes in trade and other payables.

Cash Flows Used in Investing Activities

Net cash used in investing activities was $24.432 million for the year ended September 30, 2022, compared with $9.305 million for the year ended September 30, 2021 and $4.571 million for the year ended September 30, 2020. These year over year increases were primarily attributed to the costs incurred in the development of intangible fixed assets.

Cash Flows Provided by Financing Activities

Net cash generated from financing activities was $22.373 million for the year ended September 30, 2022, compared with $120.105 million for the year ended September 30, 2021 and $1.680 million for the year ended September 30, 2020. Net cash provided by financing activities for the year ended September 30, 2022 was primarily related to shares issued upon the exercise of warrants.  The significant increase for the year ended September 30, 2021 was as a result of funds raised in connection with the Business Combination.

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

For the periods ended September 30, 2022, 2021 and 2020, there were no research costs reflected in the statement of comprehensive income. This is primarily due to the research phase being deemed as complete in 2018. For all periods presented, eligible costs have been treated as development costs and capitalized. As described in the “Risk Factors” section and elsewhere in this Annual Reports, government regulations and policies can make developing or marketing our technologies expensive or uncertain due to various restrictions. See “Item 3. Key Information—3.D. Risk Factors” and “Item 4. Information on the Company—4.B. Business Overview—Government Regulation.” For further information on our research and development policies and additional product information, see “Item 4. Information on the Company— 4.B. Business Overview.”

5.D. TREND INFORMATION

Other than as described in Item 3.D. “Risk Factors” and in Item 5.A. “Operating Results—Key Factors Affecting Operating Results—Market Trends” of this Annual Report, which are incorporated by reference herein, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our year ended September 30, 2021 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

5.E. CRITICAL ACCOUNTING ESTIMATES

Arqit’s financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. While significant accounting policies are described in more detail elsewhere in this Annual Report, management believes that the following accounting policies are those most critical to the judgments and estimates used in the preparation of its financial statements.

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

Deemed Acquisition Cost

A ‘reverse acquisition’ is a transaction in which the legal acquirer - i.e. the entity that issues the securities (listed entity) becomes the acquiree for accounting purposes and the legal acquiree becomes the acquirer for accounting purposes.

The reverse acquisition is accounted for under IFRS 2 (Share-based Payments) whereby the legal acquiree Arqit Limited is deemed to have issued shares in exchange for the net assets and listing status of Arqit. The deemed consideration is the fair value of the shares that Arqit Limited would have had to issue to Arqit to acquire the same percentage equity interest in the combined entity that results from the reverse acquisition.

The deemed acquisition cost is recognised in profit or loss and is the difference between the fair value of the deemed consideration and the fair value of the net assets acquired. It represents the premium paid for obtaining the public listing. Detail on the reverse acquisition of Arqit is disclosed in the notes to Arqit’s audited consolidated financial statements.

Capitalization of Development Costs

Arqit capitalizes costs for product development projects. Initial capitalization of costs is based on management’s judgement that technological and economic feasibility is confirmed, usually when a product development project has reached a defined milestone according to an established project management model, and all other recognition criteria within IAS 38 can be demonstrated. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation of the project, discount rates to be applied and the expected period of benefits. At September 30, 2022, the carrying amount of capitalized development costs were $40.291 million, compared with $18.235 million at September 30, 2021 and $8.777 million at September 30, 2020.

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

Name	Age	Position
David Williams	53	Executive Chairman, Founder and Chief Executive Officer
David Bestwick	57	Co-Founder and Chief Technology Officer
Nick Pointon	52	Chief Financial Officer and Executive Director
Manfredi Lefebvre d’Ovidio	69	Senior Independent Director
Carlo Calabria	62	Director
Stephen Chandler	53	Director
Lt General VeraLinn Jamieson	62	Director
Garth Ritchie	54	Director
General Stephen Wilson	63	Director
Air Vice-Marshal Peter Rochelle	57	Chief Operating Officer
Paul Feenan	49	Chief Revenue Officer
Dr. Daniel Shiu	53	Chief Cryptographer
Patrick Willcocks	54	General Counsel and Corporate Secretary

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

David Bestwick is the Co-Founder and Chief Technology Officer of Arqit. Prior to co-founding Arqit, from 1996 to 2018 Mr. Bestwick was the Co-Founder and Chief Technology Officer of Avanti Communications Group plc, which pioneered the use of Ka-band satellite communication. Mr. Bestwick spent his early career at the Marconi Research Laboratory and VEGA Group plc, where he worked on the commercialization of Earth Observation satellite data. Mr. Bestwick also advised the European Space Agency on its telecommunications research strategy. He earned a Bachelor of Science (Honors) in Astrophysics from the University of Leicester.

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

Manfredi Lefebvre d’Ovidio is Vice Chairman and senior independent director of Arqit. Mr. Lefebvre d’Ovidio is Chairman of Heritage Group, a diversified conglomerate with interests in the cruise industry, property and financial investments. Mr. Lefebvre d’Ovidio assumed the role of Executive Chairman of Silversea Cruises from 2001 until 2020. During this period, Mr. Lefebvre d’Ovidio transformed Silversea Cruises from a cruise line with five vessels to a market leader covering over 900 destinations worldwide. Further, he expanded the product range of Silversea Cruises by adding an expedition fleet, which quickly became a leader in luxury expedition cruising as well. In 2018, Heritage Group sold two-thirds equity stake of Silversea Cruises to Royal Caribbean Cruises Ltd. for approximately $1 billion. In 2019, Heritage Group acquired a majority stake in the high-end tour operator Abercrombie & Kent. Manfredi Lefebvre d’Ovidio serves as co-Chairman of A&K Travel Group Ltd, and has led the expansion of the group both internally and externally, notably with the acquisition of Cox & Kings and more recently (in June 2022) with the acquisition of the cruise ships Crystal Serenity and Crystal Symphony in addition to the Crystal Cruises brand. Mr. Lefebvre d’Ovidio serves as the Vice President of the Monaco Chamber of Shipping, Vice Chairman of the World Travel and Tourism Council, and has held a number of key roles in Cruise Lines International Association, including European Chairman, Member of the Global Executive Committee, and Chairman from 2007 to 2013. Mr. Lefebvre d’Ovidio was honored by being awarded the rank of Knight of the Order of Saint Charles and Grimaldi by H.S.H. Prince Albert of Monaco, and has been Honorary Consul of Ecuador in Monaco since April 2019.

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

Stephen Chandler is a member of the board of directors of Arqit. Mr. Chandler is an entrepreneur, investor and company builder, with 20 years of experience in forming, funding, running, advising and investing in technology businesses. Mr. Chandler is a co-founder of several businesses with involvement in many more. Since 2009 he has been the Co-founder and Managing Partner at Notion Capital, a venture capital firm focused on Cloud Computing and Software-as-a-Service. Following an early career at Deloitte and then UBS, he was the Chief Financial Officer at MessageLabs, a cyber security company, through to its acquisition by Symantec in 2008. He is a current or former board director of several growing tech companies, including GoCardless, Griffin, Paddle, Panaseer, Novatiq and Virtual Stock. Mr. Chandler is a qualified Chartered Accountant and holds a Bachelor of Arts (Honors) in Accounting & Economics from the University of Exeter.

Lt General VeraLinn Jamieson is a member of the board of directors of Arqit. Lt. General Jamieson is experienced in data management, cloud technology, artificial intelligence and machine learning, with over 37 years of government experience. She achieved the rank of Lieutenant General in the U.S. Air Force. Lt. General Jamieson served as the Director of the United States Air Force’s Intelligence Surveillance, Reconnaissance and Cyber Effects enterprise, conducting operations for the Department of Defense from 2016 to 2019. She led units in Germany, Hawaii, Miami, Afghanistan, and Virginia and was the driving force behind building a cohesive team of the Air Forces’ intelligence and cyber forces into a single war fighting organization. She has been the senior Government representative to multiple Senate and House of Representatives committees and hearings. Lt. General Jamieson also serves as a director of Digital Realty Inc. She holds a Bachelor of Science in Business Administration from West Virginia University and a Master of Arts in Strategic Studies and Aviation Management from the National Defense University and Embry Riddle University.

Garth Ritchie is a member of the board of directors of Arqit. Mr. Ritchie has over 25 years of experience in banking and finance where he has held a number of senior leadership positions. In 1996, Mr. Ritchie joined Deutsche Bank in the Johannesburg office and went on to become a member of the Global Markets Executive Committee in 2009 as Head of Equities. In January 2016, Mr. Ritchie was appointed to Deutsche Bank’s Management Board with responsibility for Deutsche Bank’s markets division. In 2017, he became Co-Head of the newly created Corporate & Investment Bank. In 2018, he became its sole Head and was appointed as President. In June 2020, Mr. Ritchie joined Centricus, a London-based global investment firm, where he leads the firm’s capital markets and advisory business. Mr. Ritchie earned his B.Com. in Finance and Economics from the University of Port Elizabeth.

General Stephen Wilson is a member of the board of directors of Arqit. General Stephen W. Wilson is a retired 4-star U.S. Air Force General with over 39 years of military service. General Wilson has extensive operational experience including commanding the largest Wing in the Middle East and commanding and reinvigorating America’s nuclear Bombers and Missile forces in Global Strike Command before assuming his duties as the 39th Vice Chief of Staff of the Air Force. As the Vice Chief, he managed the organizing, training and equipping of over 685,000 active duty, Guard and Reserve Airmen, helping direct strategy, policy, acquisition, technology, personnel and risk management. He helped manage the planning, programming, budgeting and execution of the Air Force’s $205 billion annual budget. General Wilson also served on the Joint Requirements Oversight Council setting the acquisition requirements for the Department of Defense. General Wilson was widely acknowledged as the driving force for embracing both innovative technology and new thinking to include the startup of a U.S. Air Force program which expands technology, talent and transition partnerships for rapid and affordable commercial and military capabilities. General Wilson was also the catalyst behind the U.S. Air Force/M.I.T. AI Accelerator partnership to advance and improve Air Force operations while also addressing broader societal needs. General Wilson is a member of the Council of Foreign Relations. He serves on the board of directors of New Vista Acquisition Corp and BAE Systems, Inc. as well as on several advisory boards. His many awards and decorations include three Defense Service Medals, the Defense Superior Service Medal, two Legions of Merit, two Bronze Stars and two Air Medals. General Wilson is a command pilot with over 4,500 flight hours, including nearly 700 combat hours. He is a graduate of Texas A&M University (cum laude, Aerospace Engineering) and the U.S. Air Force Weapons School. He holds two Masters degrees – one in Engineering Management from South Dakota School of Mines and Technology and one in Strategic Studies from Air University.

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

Patrick Willcocks is General Counsel and Corporate Secretary of Arqit. Prior to joining Arqit, Mr. Willcocks ran a legal consultancy. From 2009 to 2018, Mr. Willcocks was General Counsel and Company Secretary of Avanti Communications Group plc. Prior to this, Patrick was a senior attorney at HP/EDS, a banking and financing solicitor at Eversheds Sutherland, and an investment banker at a number of international banks. Patrick has an LLB (Honors) Degree in Law from Trinity College Dublin, a Barrister-at-Law degree from the Honorable Society of King’s Inns in Dublin, and a Masters in Business Studies (Strategic Planning) and a Diploma in Business Studies from UCD Business School.

Family Relationships

There are no family relationships between any of the executive officers and directors.

6.B. COMPENSATION

Historical Executive Officer and Director Compensation

The aggregate cash compensation paid by Arqit and its subsidiaries to its executive officers and directors who for the year ended September 30, 2022 was $3,794,536. This amount includes $88,786, set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

As of September 30, 2022, 55,500 options to purchase ordinary shares had been granted to Arqit’s executive officers and directors.  During the year ended September 30, 2022, 1,360,655 RSUs were granted to Arqit’s executive officers and directors, no shares or options vested during the year ended September 30, 2022.

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

Arqit has a compensation plan for its directors. Arqit, working with the compensation committee, has set director compensation at a level comparable with those directors with similar positions at comparable companies. Each non-executive director receives an annual cash retainer of $60,000. Each director who serves as the chairman of a committee receives an additional $20,000 per year and each other member of a committee receives an additional $10,000 per year per committee. Directors have the option to elect to receive their cash compensation in the form of either cash or RSUs. In addition, directors will benefit from an annual grant of 15,000 RSUs which will be awarded in accordance with Arqit’s incentive award plan.

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

The aggregate number of ordinary shares available for issuance under the Incentive Award Plan, excluding awards granted, is equal to 13.3% of the sum of the total number of issued and outstanding ordinary shares as of December 9, 2022, which equals an aggregate pool of 16.2 million ordinary shares. Prior to the completion of the Business Combination, Arqit Limited granted options over Arqit Limited ordinary shares to its employees, consultants and advisors. The holders of each of these options agreed to exchange these options for equivalent options to acquire ordinary shares, 8,004,813 of which remain outstanding as of September 30, 2022, which were issued under amended option agreements with terms consistent with the Incentive Award Plan.  In addition, 2,686,071 restricted shares units (net of forfeitures) were granted during the year ended September 30, 2022, leaving 5,509,850 ordinary shares available for issuance in respect of future grants of awards under the Incentive Award Plan. The compensation committee may make grants of awards under the Incentive Award Plan to key employees, in forms and amounts to be determined by the compensation committee based on the recommendations of an independent compensation consultant.

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

Classes of Directors

The board of directors is divided into three staggered classes of directors. At each annual meeting of its shareholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring, as follows:

•	the Class I directors include Stephen Chandler, Lt General VeraLinn Jamieson and General Stephen Wilson;
•	the Class II directors include Nick Pointon and Carlo Calabria; and

•	the Class III directors include David Williams, Manfredi Lefebvre d’Ovidio and Garth Ritchie.

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

Audit Committee Role

The board of directors adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the SEC rules and Nasdaq corporate governance rules. These responsibilities include:

•	retaining and terminating our independent auditors, subject to ratification by the board of directors, and in the case of retention, subject to ratification by the shareholders;
•	pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;
•	overseeing the accounting and financial reporting processes of Arqit;
•	managing audits of Arqit’s financial statements;
•	preparing all reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;
•	reviewing with management and Arqit’s independent auditor its annual and interim financial statements prior to publication, filing, or submission to the SEC;
•

recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, as well as approving the yearly or periodic work plan proposed by the internal auditor;

•	reviewing with Arqit’s general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that may have a material impact on the financial statements;

•

identifying irregularities in Arqit’s business administration, inter alia, by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;

•

reviewing policies and procedures with respect to transactions (other than transactions related to compensation or terms of services) between Arqit and its officers and directors, affiliates of officers or directors, or transactions that are not in the ordinary course of business and deciding whether to approve such acts and transactions; and

•	establishing procedures for handling employee complaints relating to the management of Arqit’s business and the protection to be provided to such employees.

Nominations and Corporate Governance Committee

Arqit’s nominations and corporate governance committee is comprised of Manfredi Lefebvre d’Ovidio, General Stephen Wilson and Carlo Calabria. Manfredi Lefebvre d’Ovidio serves as the chairperson of the nominations and corporate governance committee. The board of directors adopted a nominations and corporate governance committee charter setting forth the responsibilities of the committee, which include:

•	overseeing and assisting the board of directors in reviewing and recommending nominees for election of directors;
•	assessing the performance of the members of the board of directors; and
•

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

6.D. EMPLOYEES

As of September 30, 2022, Arqit had 140 full-time employees based in the UK and 5 full-time employees based in the US, a majority of which are engaged in research and development and related functions. Arqit anticipates significant employee growth as it continues to commercialize its products. Arqit is highly dependent on human capital and a strong leadership team. It aims to attract, retain and develop staff with the skills, experience and potential necessary to implement its growth strategy.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of the Company as of December 9, 2022, by:

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

Beneficial ownership percentages are based on a total of 135,262,115 ordinary shares, which includes (i) 122,102,697 ordinary shares issued and outstanding as of December 9, 2022, (ii) 13,038,904 warrants that became exercisable on February 8, 2022, and (iii) a total of 297,045 restricted share unit grants that are due to vest within 60 days of December 9, 2022.

		Approximate
		Percentage of
		Outstanding
	Number of	Ordinary
	Ordinary Shares	Shares
Five Percent Holders:
D2BW Limited(1)	30,304,808	22.4%
David Williams(2)	45,148,582	33.4%
David Bestwick(2)	38,392,744	28.4%
Ropemaker Nominees Limited(3)	16,192,494	12.0%
The Evolution Technology Fund II, SCSp.(4)	9,931,461	7.3%
Heritage Assets SCSP(5)	17,922,216	13.2%
Directors and Executive Officers(6)
David Williams(2)	45,148,582	33.4%
David Bestwick(2)	38,392,744	28.4%
Nick Pointon	*	*
Carlo Calabria	2,446,337	1.8%
Stephen Chandler	*	*
Manfredi Lefebvre d’Ovidio(3)	17,922,216	13.2%
Lt General VeraLinn Jamieson	*	*
Garth Ritchie	150,605	*
General Stephen Wilson	*	*
Air Vice-Marshal Peter Rochelle	*	*
Paul Feenan	*	*
Dr. Daniel Shiu	*	*
Patrick Willcocks	*	*
All directors and executive officers of the Company as a group .	73,951,754	54.7%

* Less than 1.0%.

(1)

The business address for D2BW Limited is Nova North, 7 Floor, 11 Bressenden Place, London SW1E 5BY, United Kingdom. David Williams and David Bestwick are the beneficial owners of D2BW Limited, and have shared investment and voting power over the shares held by D2BW Limited.

(2)

The business address for each of David Williams and David Bestwick is Nova North, 7 Floor, 11 Bressenden Place, London SW1E 5BY, United Kingdom. Includes 30,304,808 shares held by D2BW Limited, of which David Williams and David Bestwick are the beneficial owners and have shared investment and voting power over the shares held by D2BW Limited.

(3)

The business address for Ropemaker Nominees Limited is 91 Wimpole Street, London W1G 0EF, United Kingdom. Notion Capital Managers LLP has sole investment and voting power over Ropemaker Nominees Limited’s shares. The investment decisions of Notion Capital Managers LLP are made by the majority vote of an investment committee comprised of five members, including Stephen Chandler. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of at least a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Based upon the foregoing analysis, no individual member of the investment committee of Notion Capital Managers LLP exercises voting or dispositive control over any of the securities over which it holds sole investment and voting power. Accordingly, Mr. Chandler is not deemed to have or share beneficial ownership of such shares.

(4)

The business address for The Evolution Technology Fund II, SCSp. is 15 Boulevard F.W. Raiffeisen, L-2411 Luxembourg. Evolution Equity Partners II Sarl is the general partner of The Evolution Technology Fund II, SCSp. and has sole investment and voting power over the shares held by The Evolution Technology Fund II, SCSp.

(5)

The business address for Heritage Assets SCSP is c/o Heritage Services SAM Attn: Cristina Levis, 7 Rue Du Gabian, 98000, Monaco. Includes (1) 11,653,049 shares and 6,266,667 warrants (which became exercisable on February 8, 2022) held by Heritage Assets SCSP, over which Mr. Lefebvre d’Ovidio has sole investment and voting power, and (2) 2,500 shares held by Mr. Lefebvre d’Ovidio in his individual capacity.

(6)	The business address for each of the directors and executive officers of the Company is Nova North, 7 Floor, 11 Bressenden Place, London SW1E 5BY, United Kingdom.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of December 9, 2022, we had approximately 64 shareholders of record of our ordinary shares. We estimate that as of December 9, 2022, approximately 27.7% of our outstanding ordinary shares are held by four U.S. record holders. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

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

The Company is aware that on or around May 6, 2022, a putative class action lawsuit was filed against Arqit and certain of Arqit’s directors in the United States District Court for the Eastern District of New York (Case No. 1:22-cv-02604), asserting violations of federal securities laws under Sections 10(b), 14(a) and 20(a) of the Exchange Act (the “Complaint”). The Complaint generally alleges that Arqit and individual defendants made materially false and misleading statements relating to Arqit’s business prospects and projections. The Company has never been served with the Complaint, and has no knowledge as to whether the lawsuit will proceed. However, Arqit intends to vigorously defend against these claims should the Complaint proceed. The proceeding is subject to uncertainties inherent in the litigation process. Arqit cannot predict the outcome of this matter or estimate the possible loss or range of possible loss, if any.

Arqit is also cooperating with an SEC investigation relating to the business combination between Arqit and Centricus Acquisition Corp., including by voluntarily producing documents. The SEC has informed Arqit that this is a fact-finding inquiry.

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

Differences in Company Law

Cayman Islands companies are governed by the Cayman Companies Act. The Cayman Companies Act is modelled on English Law but does not follow recent English Law statutory enactments and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Cayman Companies Act applicable to the Company and the laws applicable to companies incorporated in the United States and their shareholders.

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

Where the surviving company is the Cayman Islands exempted company, the directors of the Cayman Islands exempted company are further required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with;

(iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Cayman Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of their shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows: (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (e) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands courts to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures for which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at an annual general meeting, or extraordinary general meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Cayman Islands courts. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;
•	the shareholders have been fairly represented at the meeting in question;
•	the arrangement is such as a businessman would reasonably approve; and
•	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Act or that would amount to a “fraud on the minority.”

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

Shareholders’ Suits

Maples and Calder (Cayman) LLP, our Cayman Islands legal counsel, is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting, or proposing to act, illegally or beyond the scope of its authority;
•	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or
•	those who control the company are perpetrating a “fraud on the minority.”

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

Special Considerations for Exempted Companies

We are an exempted company with limited liability under the Cayman Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;
•	an exempted company’s register of members is not open to inspection;
•	an exempted company does not have to hold an annual general meeting;
•	an exempted company may issue shares with no par value;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 200 years in the first instance);
•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•	an exempted company may register as a limited duration company; and
•	an exempted company may register as a segregated portfolio company.

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

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

•	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;
•	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;
•	directors should not improperly fetter the exercise of future discretion;
•	duty to exercise powers fairly as between different sections of shareholders;
•	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and
•	duty to exercise independent judgment.

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

The Cayman Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The Articles do not permit our shareholders to requisition either an annual general meeting or an extraordinary general meeting, or to put forth a proposal at a general meeting. As a Cayman Islands exempted company, we are not obliged by law to call annual general meetings.

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

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute under its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 00% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

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

Directors

Appointment and Removal

The Directors are divided into three classes designated as Class I, Class II and Class III, respectively. Directors were assigned to each class in accordance with a resolution or resolutions adopted by the board of Directors. At the 2023 annual general meeting of the Company, the term of office of the Class II Directors shall expire and Class II Directors shall be elected for a full term of three years. At the 2024 annual general meeting of the Company, the term of office of the Class III Directors shall expire and Class III Directors shall be elected for a full term of three years. At the 2025 annual general meeting of the Company, the term of office of the Class I Directors shall expire and Class I Directors shall be elected for a full term of three years. At each succeeding annual general meeting of the Company, Directors shall be elected for a full term of three years to succeed the Directors of the class whose terms expire at such annual general meeting.

Notwithstanding the foregoing provisions of this Article, each Director shall hold office until the expiration of his term, until his successor shall have been duly elected and qualified or until his or her earlier death, resignation or removal.

There is no cumulative voting with respect to the appointment of directors.

An ordinary resolution under Cayman Islands law, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the company, is required to elect a director.

The office of a Director shall be vacated if all of the other Directors (being not less than two in number) determine that he or she should be removed as a Director for Cause (and not otherwise) (as such term is defined in our amended and restated memorandum and articles of association), either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

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

Anti-Money Laundering — Cayman Islands

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise. If the Company was determined by the Cayman Islands authorities to be in violation of the Proceeds of Crime Act (As Revised), the Terrorism Act (As Revised) or the Cayman Anti-Money Laundering Regulations, the Company could be subject to substantial criminal penalties and/or administrative fines.

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

How the Company May Use a Shareholder’s Personal Data

The company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

•	where this is necessary for the performance of our rights and obligations under any purchase agreements;
•	where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or
•	where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

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

•	banks, financial institutions or financial services entities;
•	broker-dealers;
•	taxpayers that are subject to the mark-to-market tax accounting rules;
•	tax-exempt entities;
•	governments or agencies or instrumentalities thereof;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	expatriates or former long-term residents of the United States;
•	persons that actually or constructively own five percent or more (by vote or value) of the Company’s shares;
•	persons that acquired the Company’s securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;
•	persons that hold the Company’s securities as part of a straddle, constructive sale, hedge, wash sale, conversion or other integrated or similar transaction;
•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;
•	controlled foreign corporations;
•	passive foreign investment companies; and
•

partnerships (or entities or arrangements classified as partnerships or other pass-through entities for U.S. federal income tax purposes) and any beneficial owners of such partnerships or other pass-through entities.

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

EACH INVESTOR IN THE ORDINARY SHARES OR WARRANTS IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE OWNERSHIP AND DISPOSITION OF THE ORDINARY SHARES OR WARRANTS, INCLUDING THE APPLICABILITY AND EFFECT OF ANY UNITED STATES FEDERAL, STATE AND LOCAL, AND NON-UNITED STATES TAX LAWS.

For purposes of this summary, a U.S. Holder is a beneficial owner of ordinary shares or warrants who or that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is subject to United States federal income tax regardless of its source; or
•

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

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of warrants representing to a number of ordinary shares with an aggregate fair market value equal to the aggregate exercise price for the total number of warrants to be exercised. In such case, subject to the PFIC rules discussed below, the U.S. Holder would recognize capital gain or loss with respect to the warrants deemed surrendered in an amount equal to the difference between the fair market value of ordinary shares that would have been received in a regular exercise of the warrants deemed surrendered and the U.S. Holder’s tax basis in the warrants deemed surrendered. In this case, a U.S. Holder’s aggregate tax basis in the ordinary shares received would equal the sum of the U.S. Holder’s tax basis in the warrants deemed exercised and the aggregate exercise price of such warrants. It is unclear whether a U.S. Holder’s holding period for the ordinary shares would commence on the date of exercise of the warrants or the day following the date of exercise of the warrants; in either case, the holding period will not include the period during which the U.S. Holder held the warrants.

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

Under the Default PFIC Regime:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or warrants;
•

the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the Company’s first taxable year in which the Company is a PFIC, will be taxed as ordinary income;

•

the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder without regard to the U.S. Holder’s other items of income and loss for such year; and

•

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

No stamp duty is payable in respect of the issue of our ordinary shares or on an instrument of transfer in respect of such shares.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, (iii) provide reasonable assurance that receipts and expenditures are being made only in accordance with authorizations of management and directors, and (iv) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Material Weakness in Internal Control over Financial Reporting

Because of the inherent limitations of control systems, internal control over financial reporting, no matter how well designed and operated, may not prevent or detect misstatements. In addition, projections of any evaluation as to the effectiveness of such controls in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed our internal control over financial reporting based upon the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that the material weaknesses in our internal control over financial reporting described below existed as of September 30,2022 and, therefore, that our internal control over financial reporting was not effective as of September 30,2022.

During management’s assessment of our internal control over financial reporting, management identified the following control deficiencies:

-	Although we commenced the process of compiling the system and processing documentation necessary to perform the evaluation necessary to perform the valuation needed to comply with Section 404, during the course of the year ended September 30, 2022. The controls were not implemented for the full year to respond to those risks in certain business processes;
-	During the year there was an ineffective IT general control environment, including lack of segregation of duties, supporting the financial reporting systems due to a small number of finance members for the full year ended September 30, 2022; and
-	Insufficient accounting and finance personnel with IFRS technical accounting knowledge to account for non-routine and complex transactions and with SEC reporting experience for purposes of timely and reliable financial reporting for the full year ended September 30, 2022.

The control deficiencies described above did not result in any identified misstatements to our consolidated financial statements as of and for the year ended September 30, 2022. These control deficiencies create a reasonable possibility that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis, and therefore we conclude that the deficiencies represent material weaknesses in internal control over financial reporting and our internal control over financial reporting is not effective as of September 30, 2022.

Remediation

Management has implemented and continues to implement measures designed to ensure that the control deficiencies contributing to the material weaknesses are remediated, such that these controls are designed, implemented, and operating effectively. The remediation actions include:

(i)	Strengthening our compliance functions with support of external providers and recruiting additional experienced hires to assist in our risk assessment process and the design and implementation of controls responsive to those risks. We will regularly provide a report on the remediation measures to the Audit Committee;
(ii)	Providing certain staff with additional training on the appropriate validation and evidencing of source data inputs;
(iii)	Reviewing all areas, such as payroll and implementing controls to remediate segregation of duties conflicts;
(iv)	Hiring more experience qualified finance resources to strengthen the financial reporting process; and
(v)	Controls around user access and approval workflows have been implemented in our financial systems.

Management intends to implement the above remediation actions during the fiscal year ending September 30, 2023. We believe that these actions will remediate the material weaknesses described above. However, as we implement these remediation efforts, we may determine that additional steps may be necessary to remediate the material weaknesses, or we may identify other material weaknesses or control deficiencies. We cannot provide assurance that these remediation efforts will be successful or that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. The control deficiencies will not be considered remediated, however, until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Attestation Report of the Registered Accounting Firm

This Annual Report does not include an attestation report of the company’s independent registered public accounting firm because we qualify as an emerging growth company as such term is defined in the JOBS ACT and as such, we are exempted from such attestation requirement.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report on Form 20-F, there were changes in our internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act that have materially affected or are reasonably likely to materially affect our internal control over financial reporting, as disclosed above in “Internal control over financial reporting.”

16. [RESERVED]

16.A. AUDIT COMMITTEE AND FINANCIAL EXPERT

The board of directors has determined that Stephen Chandler qualifies as an “audit committee financial expert” as defined under rules and regulations of the SEC and satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

16.B. CODE OF ETHICS

We have adopted a code of ethics applicable to our directors, officers and employees. This includes our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. Our Code of Ethics is intended to meet the definition of “code of ethics” under Item 16B of 20-F under the Exchange Act. We will disclose on our website any amendment to, or waiver from, a provision of our Code of Ethics that applies to our directors or executive officers to the extent required under the rules of the SEC or Nasdaq. The code of ethics is available on our website as: ir.arqit.uk/investors/corporate-governance/governance-documents. The information contained on our website is not incorporated by reference in this Annual Report.

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

	12 Months Ended	12 Months Ended
	September 30, 2022	September 30, 2021
PKF Littlejohn LLP
Audit Fees	£95,000	£85,000
Audited-Related Fees	£20,000	£42,000
Total	£115,000	£127,000

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

2.5*	Description of Securities
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
4.7

Form of Rollover Option Agreement relating to the grant of an option to acquire shares in Arqit Quantum Inc., incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F filed with the SEC on December 16, 2021.

4.8

Form of Rollover Option Agreement relating to the grant of an EMI option to acquire shares in Arqit Quantum Inc., incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F filed with the SEC on December 16, 2021.

8.1*	List of subsidiaries of the Company.
12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File - (formatted as Inline XBRL and contained in Exhibit 101).
*	Filed herewith.
**	Furnished herewith.
+	Certain portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). The Company agrees to furnish an unredacted copy of the exhibit to the SEC upon its request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ARQIT QUANTUM INC.

	By:	/s/ David Williams
Name: David Williams
Title: Chief Executive Officer

Date: December 14, 2022

Arqit Quantum Inc.

Consolidated audited financial statements

as of and for the year ended 30 September 2022

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Arqit Quantum Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated Statements of financial position of Arqit Quantum Inc. and its subsidiaries (the “Group”) as of September 30, 2022, 2021, and 2020, the related Consolidated Statements of comprehensive income, cash flow and changes in equity for each of the three years in the period ended September 30, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of September 30, 2022, 2021, and 2020, and the results of its operations and its cash flows for each of the three  years in the period ended September 30, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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
Revenue recognition (notes 2 and 3)

Revenue recognised in the year comprises of two material revenue streams.

The first revenue stream of $7.2m relates to the sale of perpetual licences, together with ongoing support and assistance during the testing period. There is a risk under IFRS 15 that revenue has not been accurately recorded in line with the contractual performance obligations, both at a point in time and over time.

The second revenue stream of $12.8m, recorded as other income rather than revenue but still referable to the recognition criteria under IFRS 15, is the income for services provided to the European

Our work in this area included:

●
Updating our understanding of the internal control environment in operation for the material income streams and undertaking a walk-through to ensure that the key controls within these systems have been operating in the period under audit;
●
Substantive transactional testing of income recognised in the financial statements, including deferred and accrued income balances recognised at the year-end;
●
Reviewing management prepared revenue recognition position paper, including corroboratory evidence;
●
Reviewing accounting policies to ensure reasonable and in line with IFRS 15 requirements;
●
Obtaining direct confirmation of revenue during the year and year-end receivables from customers;
●
Reviewing customer and ESA contracts in order to understand the key terms and assess with reference to the recognition criteria under IFRS 15;
●
Reviewing correspondence with ESA in order to match the accepted milestone to the associated funding tranche in support of the recognition as revenue or deferred income;
●
A review of post year-end receipts and invoices to ensure completeness of income recognised in the accounting period; and
●
Assessing the appropriateness of the disclosure in the Group’s consolidated financial statements.

Critical Audit Matter	How we addressed the matter in our audit

Space Agency (ESA). Recognition is determined by formal acceptance by ESA that each milestone under the contract has been achieved. There is a risk that recognition occurs prior to formal notification from ESA being received.

Carrying value of intangible assets – eligibility of capitalised costs and assessment for impairment (note 11)

The Group has significant intangible assets, comprising capitalised development costs with a total value of approximately $40.3m as at 30 September 2022.

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

Valuation of share warrants (note 17)

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
●
Assessing the independence and qualifications of the KPMG LLP valuation team;
●
Utilising the PKF valuation team to undertake a review of the KPMG LLP valuation report, including evaluating the methodologies and assumptions used to assess the Company’s fair value of equity instruments and derivative liabilities, including the selection of the valuation methodology and other significant assumptions used by the Company;
●
Checking the basis for accounting for the warrants as either equity or liabilities, together with the associated disclosures, is in accordance with international financial reporting standards; and
●
Assessing the appropriateness of the disclosure in the Group’s consolidated financial statements.

Critical Audit Matter	How we addressed the matter in our audit

appropriate method for valuing the warrants and potentially also in deriving a valuation if the quoted price is not considered appropriate.

Management have engaged an expert in the form of KPMG LLP to assist with the valuation at year-end.

Warrants are highly material to the Consolidated Statement of income and Consolidated Statement of financial position. Given the financial significance of the warrants in the Group and the judgement required by management in arriving at a value, we have identified this to be a significant risk area.

We have served as the Company’s auditor since 2021.

/s/ PKF Littlejohn LLP

PKF Littlejohn LLP

London, England

14 December 2022

Arqit Quantum Inc.

Consolidated Statement of Comprehensive Income

For the year ended 30 September 2022

		Year ended	Year ended	Year ended
		30 September	30 September	30 September
	Note	2022	2021	2020
		$'000	$'000	$'000
Revenue	2	7,212	48	—
		—	—	—
Other operating income	3	12,843	—	1,964
		—	—	—
Administrative expenses	4	(72,153)	(14,559)	(2,773)
		—	—	—
Reverse acquisition expense	9	—	(155,460)	—
		—	—	—
Nasdaq listing expenses	9	—	(2,590)	—

Operating (loss)/profit		(52,098)	(172,561)	(809)

Change in fair value of warrants	17	117,394	(98,090)	—
Finance costs	5	(221)	(1,078)	(393)
Finance income	6	—	—	65

Profit/(loss) before tax		65,075	(271,729)	(1,137)

Income tax	7	—	—	569

Profit/(loss) for the financial year attributable to equity holders		65,075	(271,729)	(568)

Other comprehensive (loss)/income :
Items that may be reclassified to profit or loss
Currency translation differences		3,101	385	53

Total comprehensive profit/(loss) for the year attributable to equity holders		68,176	(271,344)	(515)

Earnings per ordinary share from continuing operations attributable to equity holders
Basic earnings per share	8	0.5371	(3.9769)	(0.0096)
Diluted earnings per share	8	0.5337	—	—

The comparatives shown for the Group for the year ended 30 September 2020 are that of Arqit Limited which is explained further in note 1 to these financial statements.

All of the Group’s activities were derived from continuing operations during the above financial periods.

Arqit Quantum Inc.

Consolidated Statement of Financial Position

As at 30 September 2022

		30 September	30 September	30 September
	Note	2022	2021	2020
		$'000	$'000	$'000
ASSETS
Non-current assets
Property, plant and equipment	10	2,206	199	27
Right of use asset	21	6,139	—	—
Intangible assets	11	40,291	18,235	8,777
Fixed asset investments	12	28	34	32
Trade and other receivables	13	18,565	5,000	—
Total non-current assets		67,229	23,468	8,836
Current assets
Trade and other receivables	13	7,677	3,292	280
Cash and cash equivalents	16	48,966	86,966	195
Total current assets		56,643	90,258	475
Total assets		123,872	113,726	9,311
LIABILITIES
Current liabilities
Trade and other payables	14	22,655	17,069	2,386
Borrowings	15	—	—	5,460
Lease liabilities	21	1,154	—	—
Total current liabilities		23,809	17,069	7,846
Non-current liabilities
Trade and other payables	14	4,183	2,460	534
Lease liabilities	21	6,681	—	—
Warrants liability	17	10,644	128,038	—
Total non-current liabilities		21,508	130,498	534
Total liabilities		45,317	147,567	8,380
Net assets/(liabilities)		78,555	(33,841)	931
EQUITY
Share capital	22	12	11	—
Share premium	24	92,306	70,999	—
Convertible loan notes treated as equity	24	—	—	1,411
Other reserves	24	166,804	166,805	—
Foreign currency translation reserve	24	3,357	256	(129)
Share-based payment reserve	24	23,216	303	135
Retained earnings	23	(207,140)	(272,215)	(486)
Total Equity		78,555	(33,841)	931

The comparative shown for the Group as at 30 September 2020 are that of Arqit Limited which is explained further in note 1 to these financial statements.

Arqit Quantum Inc.

Consolidated Statement of Changes in Equity

For the year ended 30 September 2022

					Foreign
			CLNs		currency	Share
	Share	Share	treated	Other	translation	option	Retained
	Capital	Premium	as equity	reserves	reserve	reserve	Earnings	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Balance at 1 October 2019	—	—	1,411	—	(182)	11	82	1,322
Loss for the year	—	—	—	—	—	—	(568)	(568)
Other comprehensive income	—	—	—	—	53	—	—	53
Total comprehensive income	—	—	—	—	53	—	(568)	(515)
Transactions with owners in their capacity as owners:
Share option charge	—	—	—	—	—	124	—	124
Balance at 30 September 2020 attributable to owners of the Group	—	—	1,411	—	(129)	135	(486)	931
Balance at 1 October 2020	—	—	1,411	—	(129)	135	(486)	931
Loss for the year	—	—	—	—	—	—	(271,729)	(271,729)
Other comprehensive income	—	—	—	—	385	—	—	385
Total comprehensive income	—	—	—	—	385	—	(271,729)	(271,344)
Transactions with owners in their capacity as owners:
Share option charge	—	—	—	—	—	168	—	168
Conversion of convertible loan notes	—	20,785	(1,411)	—	—	—	—	19,374
Effect of the capital reorganisation	11	50,214	—	166,805	—	—	—	217,030
Balance at 30 September 2021 attributable to owners of the Group	11	70,999	—	166,805	256	303	(272,215)	(33,841)
Balance at 1 October 2021	11	70,999	—	166,805	256	303	(272,215)	(33,841)
Profit for the year	—	—	—	—	—	—	65,075	65,075
Other comprehensive income	—	—	—	—	3,101	—	—	3,101
Total comprehensive income	—	—	—	—	3,101	—	65,075	68,176
Transactions with owners in their capacity as owners:
Share option charge	—	—	—	—	—	22,913	—	22,913
Earnout shares	1	—	—	(1)	—	—	—	—
Exercise of warrants	—	21,307	—	—	—	—	—	21,307
Balance at 30 September 2022	12	92,306	—	166,804	3,357	23,216	(207,140)	78,555

Arqit Quantum Inc.

Consolidated Statement of Cash Flows

For the year ended 30 September 2022

		Year ended	Year ended	Year ended
		30 September	30 September	30 September
	Note	2022	2021	2020
		$'000	$'000	$'000
Cash flows from operating activities
Cash (used in)/generated from operations	16	(40,451)	(24,304)	(2,140)
Movement on foreign exchange		13,535	269	(28)
Tax received		—	—	833
Net cash (used in)/generated from operating activities		(26,916)	(24,035)	(1,335)
Cash flows from investing activities
Capital expenditure on property, plant and equipment		(2,376)	(223)	(26)
Capital expenditure on intangibles		(22,056)	(9,082)	(4,544)
Net cash (used in) investing activities		(24,432)	(9,305)	(4,570)
Cash flows from financing activities
Shares issued on exercise of warrants		21,306	—	—
Proceeds from issue of convertible loans		—	14,148	646
Proceeds from government grants		1,724	—	—
Payment of principal on lease liabilities		(657)	—	—
Proceeds from borrowing		—	5,042	1,034
Repayments of borrowing		—	(6,120)	—
Funds acquired on reverse acquisition	9	—	107,035	—
Net cash generated from financing activities		22,373	120,105	1,680
Foreign exchange on cash and cash equivalents		(9,025)	6	193
Net (decrease)/increase in cash and cash equivalents		(28,975)	86,765	(4,225)
Cash and cash equivalents at beginning of period		86,966	195	4,227
Cash and cash equivalents at end of period		48,966	86,966	195

Major non-cash transactions

The following major non-cash transactions were entered into during the year ended 30 September 2021:

➢	Conversion of convertible loans (see note 15)

➢	Net assets acquired on reverse acquisition (see note 9)

The comparatives shown for the Group for the year ended 30 September 2020 are that of the Company which is explained further in note 1 to these financial statements.

Arqit Quantum Inc.

Notes to the Financial Statements

For the year ended 30 September 2022

1.    General information and significant accounting policies

General information

Arqit Quantum Inc. (the “Company”) is a Cayman Islands exempted limited liability company with registered number 374857. The address of its registered office and its principal place of trading is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

These consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group”).

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

Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB. The financial statements are prepared on the historical cost basis, other than investor warrants held at fair value through profit or loss, and the accounting policies set out below have been consistently applied. The preparation of the financial statements in conformity with IFRS requires the use of certain critical accounting estimates.  It also requires management to exercise its judgement in the process of applying the Group’s accounting policies.

The consolidated financial statements have been presented in United States Dollars “USD” which is also the Group’s functional currency. All values are rounded to the nearest units (USD '000), except when otherwise indicated.

On September 3, 2021, the Company acquired Arqit Limited through a share for share exchange. The acquisition is not a business combination and Arqit Limited is identified as the acquirer for accounting purposes and as such the transaction is a reverse acquisition. As the acquisition is not a business combination (refer to note 9), the transaction falls within IFRS 2 ‘Share-based Payments’. In line with the IFRIC guidance, the transaction is accounted for as follows:

a.	The assets and liabilities of the accounting acquirer are recognised and measured in the consolidated financial statements at their pre-combination carrying amounts.
b.	The identifiable net assets of the Company, as legal acquirer, is recognised in accordance with paragraph 10 of IFRS 2 at their fair value at grant date
c.

Any difference in the fair value of the shares deemed to have been issued and the fair value of the Company’s assets and liabilities is charged to the Consolidated Statement of Comprehensive Income as a share-based payment expense and represents in substance the cost of acquiring a Nasdaq listing.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at September 30, 2022.

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

For the year ended 30 September 2022

The financial statements of the subsidiaries are prepared for the same financial year as the parent company, applying consistent accounting policies throughout the Group. Inter-company balances and transactions, including unrealised profits or losses are eliminated on consolidation.

Comparative information

The Group’s accounting treatment for the acquistion, as described in full within note 9 to these financial statements, is to account for a reverse acquisition along with a share based payment. Therefore, the comparative figures for September 30, 2020 are those of the legal subsidiary, Arqit Limited, and do not include the results of the Company

The Arqit Limited financial statements have been translated into USD in accordance with IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’. This standard requires that assets and liabilities be translated using the exchange rate at year end, and income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions (i.e. the average rate for the year). The foreign exchange differences on translation of Arqit Limited are recognised in other comprehensive income.

Going Concern

The directors believe that it is appropriate to prepare the financial statements on the going concern basis. In assessing whether the going concern assumption is appropriate, the Directors have taken into account all relevant available information about the current and future position of the Group and Company. As part of their assessment, the Directors have also taken into account the ability to raise additional funding whilst maintaining sufficient cash resources to meet all commitments.

Following the close of the De-SPAC transaction in September 2021 the Company had $87m as at September 30, 2021 and $49m as at September 30, 2022.  Based on business forecasts, this is sufficient to enable the Group to grow according to its plans.

The Company has prepared detailed forecasts with strong cost control measures in place to enable the Group to grow according to its plans. Given the current economic and political climate and uncertainties, the Company has controls in place to monitor spend and ensure that it can continue to operate for the foreseeable period.

Based on the above, the Directors have a reasonable expectation that the Group and Company will have adequate resources to continue in operational existence for the foreseeable future, such that they will be able to realise their assets and discharge their liabilities in the normal course of business for a period of at least 12 months from the date of signing these financial statements, and beyond. Therefore, the financial statements are prepared on the going concern basis.

Standards, interpretations and amendments to published standards

The Group has adopted the following standards and amendments to standards for the first time for their annual reporting period commencing 1 October 2021, none of which had a material impact:

●	Amendments to IFRS 9, IAS 39 and IFRS 17: Interest Rate Benchmark Reform Phase 2
●	Amendments to IFRS 16 - Covid-19-Related Rent Concessions beyond 30 June 2021

The Group has not early adopted the following new and amended standards that have been issued but are not yet effective:

●	Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37) (effective for periods commencing on or after 1 January 2022);

●	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16) (effective for periods commencing on or after 1 January 2022);

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2022

●	Amendments to IAS 1: Presentation of Financial Statements – Classification of Liabilities as Current or Non-current (effective for periods commencing on or after 1 January 2023);
●	Amendments to IAS 1: Presentation of Financial Statements – Disclosure of Accounting Policies (effective for periods commencing on or after 1 January 2023);
●	Amendments to IAS 8: Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates (effective for periods commencing on or after 1 January 2023);
●	Amendments to IAS 12: Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (effective for periods commencing on or after 1 January 2023);
●	Annual Improvements to IFRS Standards 2018-2020 (Amendments to IFRS 1, IFRS 9, IFRS 16 and IAS 41) (effective for periods commencing on or after 1 January 2022);
●	References to Conceptual Framework (Amendments to IFRS 3) (effective for periods commencing on or after 1 January 2022); and
●	Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (effective date is deferred indefinitely)

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

For the year ended 30 September 2022

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

The Company utilizes a practical expedient in the standard to not adjust the promised amount of consideration for the effects of a significant financing component, when it is expected at contract inception, that the period between when the entity transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

Contract liabilities

Contract liabilities represent the obligation to transfer goods or services to a customer for which consideration has been received, or consideration is due, from the customer.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2022

The Company utilizes a practical expedient in the standard to recognise the incremental costs of obtaining a contract as an expense when incurred, if the amortisation period of the asset that would otherwise be recognised is one year or less.

Other operating income

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

Accounting for Joint Ventures

A joint venture is an arrangement in which the Group has joint control, whereby the Group has the rights to the net assets of the arrangement as opposed to the rights to its assets and obligations for its liabilities.

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

Principal for the purpose of this test is defined as the fair value of the financial asset at initial recognition and may change over the life of the financial asset, for example, if there are repayments of principal or amortization of the premium/discount. The most significant elements of interest within a debt instrument are typically the consideration for the time value of money and credit risk. To make the SPPI assessment, the Company applies judgement and considers relevant factors such as the currency in which the financial asset is denominated, and the period for which the interest rate is set.

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

For the year ended 30 September 2022

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

Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the recognized amounts; and intends either to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

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

For the year ended 30 September 2022

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

For the year ended 30 September 2022

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

When a convertible loan note is assessed as a compound financial instrument, the net proceeds received from the issue of convertible bonds are split between a liability element and an equity component at the date of issue. The fair value of the liability component is estimated using the prevailing market interest rate for similar nonconvertible debt. The difference between the proceeds of issue of the convertible bonds and the fair value assigned to the liability component, representing the embedded option to convert the liability into equity of the Company, is included in equity and is not remeasured. The liability component is carried at amortised cost. Any difference between the carrying amount of the financial liability that has been extinguished and the consideration paid is recognised in profit or loss as other income or finance costs. As per note 15, the convertible loan note B and Future Fund liability were converted to equity in September 2021.

The interest expense on the liability component is calculated by applying the prevailing market interest rate, at the time of issue, for similar non-convertible debt to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the convertible bonds.

Defined contribution pension

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.Employee leave entitlements

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the end of the reporting period. Employee entitlements to sick leave and maternity leave are not recognized until the time of leave.

Non-financial assets

At each reporting date, the Company reviews the carrying amount of its non-financial assets to determine whether there is any indication for impairment. If such indication exists, then the assets recoverable amount is estimated.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash flows from continuing to use the asset (CGU). The recoverable amount of an asset or CGU is the greater of its fair value less cost to sell or its value in use.

An impairment loss is recognised if the carrying amount of an asset or CGU exceeds the recoverable amount. Impairment losses are recognised in profit or loss.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2022

Share-based compensation

Share options

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

RSUs (Restricted Stock Units)

Where RSUs are granted to employees, the fair value of the RSUs at grant date is based upon the market price of the shares underlying the awards and this is charged to the Statement of Comprehensive Income over the vesting period. There are no internal performance conditions, we adjust the expense based on actual forfeitures.

Warrants

Warrants are classified as derivatives and are initially recognised at their fair value on the date of inception of the contract. The Company’s warrants are subsequently re-measured at each reporting date with changes in fair value recognised in profit or loss. The warrants are valued using the Binomial Option Pricing Model.

As the fair value of the warrants fluctuate with movement in the underlying Arqit Quantum Inc share price, these warrants are considered a derivative as a variable amount of cash will be settled on exercise.Foreign currencies

Functional and presentation currency

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

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2022

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions.

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

Leases

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of property the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2022

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

●	fixed payments, including in-substance fixed payments;
●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
●	amounts expected to be payable under a residual value guarantee; and the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group presents right-of-use assets that do not meet the definition of investment property and lease liabilities in the statement of financial position.

Short-term leases and leases of low-value assets

The Group has elected not to recognise right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

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

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2022

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
●	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
●	Level 3 inputs are unobservable inputs for the asset or liability.

Please see note 25 for financial instruments and fair value disclosures.

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

Deemed acquisition cost

A ‘reverse acquisition’ is a transaction in which the legal acquirer - i.e. the entity that issues the securities (listed entity) becomes the acquiree for accounting purposes and the legal acquiree becomes the acquirer for accounting purposes.

The reverse acquisition is accounted for under IFRS 2 “Share-based Payments” whereby the legal acquiree Arqit Limited is deemed to have issued shares in exchange for the net assets and listing status of Arqit Quantum Inc. The deemed consideration is the fair value of the shares that Arqit Limited would have had to issue to Arqit Quantum Inc to acquire the same percentage equity interest in the combined entity that results from the reverse acquisition.

The deemed acquisition cost is recognised in profit or loss and is the difference between the fair value of the deemed consideration and the fair value of the net assets acquired. It represents the premium paid for obtaining the public listing. Detail on the reverse acquisition of Arqit Quantum Inc. is included in note 9.

Capitalisation of development costs

The Group capitalises costs for product development projects. Initial capitalisation of costs is based on management’s judgement that technological and economic feasibility is confirmed, usually when a product development project has reached a defined milestone according to an established project management model, and all other recognition criteria within IAS 38 can be demonstrated. In

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2022

determining the amounts to be capitalised, management makes assumptions regarding the expected future cash generation of the project, discount rates to be applied and the expected period of benefits. At September 30, 2022, the carrying amount of capitalised development costs were $40.291 million (2021: $18.235 million, 2020: $8.777 million).

Share-based compensation

Estimating fair value for share option payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity settled transactions with employees at the grant date, the Group uses a Black Scholes valuation. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in note 18.

Compensation expense for RSUs is determined based upon the market price of the shares underlying the awards on the date of the grant and expensed over the vesting period, which is generally a one to five year service period. We adjust compensation expense based on actual forfeitures.

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

Related parties

A related party is a person or entity that is related to the Group.

a)	A person or a close member of that person’s family is related to the Group if that person:
i.	has control or joint control over the Group;
ii.	has significant influence over the Group; or

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2022

iii.	is a member of key management personnel of the Group or the Group’s parent.
b)	An entity is related to the Group if any of the following conditions apply:
i.	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).
ii.	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).
iii.	Both entities are joint ventures of the same third party.
iv.	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.
v.	The entity is a post-employment benefit plan for the benefit of the employees of the Group or an entity related to the Group.
vi.	The entity is controlled or jointly controlled by a person identified in (a).
vii.	A person identified in (a)(i) has significant influence over the entity or is a member of key management personnel of the entity (or of a parent of the entity).
viii.	The entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

2.    Revenue

	Year ended 30	Year ended 30	Year ended 30
	September	September	September
	2022	2021	2020
	$'000	$'000	$'000

Quantum Cloud – provision of services	7,212	48	—

Geographical markets
UK	359	48	—
Other	6,853	—	—
	7,212	48	—

Revenue with a total of 5 (2021: 1) customers is recognized over time. Revenue from 2 (2021; nill) customers represents more than 10% of total revenues.

Revenue is measured based on the consideration specified in a contract with a customer. The Group recognises revenue when it transfers control over a good or service to a customer.

The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms, and the related revenue recognition policies.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2022

Type of product/service	Nature and timing of satisfaction of performance obligations	Revenue recognition policies
QuantumCloud perpetual license

Customer can benefit from the license when it is delivered. The license is separately identifiable from other goods or services.

License provides a right for customer to use the Company’s Intellectual Property.

Revenue is recognised when the license is delivered to and accepted by the customer.
Maintenance and support	Services are provided to the customer over the contract term.	Revenue is recognized over time as the services are provided.
Professional services	Statements of work including details and timings are agreed with the customer at contract inception. They can typically be amended during the performance of the services if agreed by both parties.

Revenue is recognised over time as the services are provided. The stage of completion for determining the amount of revenue to recognise is assessed based on statements of work performed which are approved by both parties.

3.    Other operating income

	Year ended	Year ended	Year ended
	30 September	30 September	30 September
	2022	2021	2020
	$'000	$'000	$'000
Other operating income	12,843	—	1,964

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2022

4.    Expenses by Nature

	Year ended	Year ended	Year ended
	30 September	30 September	30 September
	2022	2021	2020
	$'000	$'000	$'000
Employee benefit expense and other staff costs	21,148	10,936	3,090
Capitalised within intangible assets	(4,920)	(3,478)	(1,534)
Legal and professional	6,355	4,733	424
Foreign exchange	13,535	623	(10)
Property costs	754	187	159
Share based compensation	22,915	165	122
Depreciation	369	53	5
Depreciation of right of use asset	923	—	—
Other expenses	11,074	1,340	517
Total administrative expenses	72,153	14,559	2,773

5.    Finance costs

	Year ended	Year ended	Year ended
	30 September	30 September	30 September
	2022	2021	2020
	$'000	$'000	$'000
Interest payable on convertible loan notes	—	1,078	393
Interest payable on lease liabilities	221	—	—

6.    Finance income

	Year ended	Year ended	Year ended
	30 September	30 September	30 September
	2022	2021	2020
	$'000	$'000	$'000
Initial recognition difference of convertible loan notes	—	—	65

7.    Income tax

	2022	2021	2020
	$'000	$'000	$'000
The tax (charge)/credit on the profit/(loss) on ordinary activities for the year was as follows:
Current tax
Current tax credit/(charge)	—	—	—
Deferred Tax	—	—	569
Income tax	—	—	569

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2022

Factors affecting tax charge/credit for the year

The tax assessed for the period is lower than (2021 - higher than; 2020 - lower than) the standard rate of corporation tax in the United Kingdom of 19% (2021 - 19%; 2020 - 19%). The differences are explained below:

	2022	2021	2020
	$'000	$'000	$'000
Profit / (Loss) from continuing operations	65,075	(271,729)	(1,137)
Tax at the applicable rate of 19% (2021 – 19%, 2020 – 19%)	12,364	(51,629)	(216)
Tax effect of income and expenses that are not taxable / deductible in determining profit	—	—
Disallowable expenditure	318	755	24
Difference in tax rate between UK and other jurisdictions	668	—	—
Fixed asset timing differences	—	—	(852)
Other differences	6	—	—
Unutilised losses	—	3,103	1,421
Difference in rates between current and deferred tax	(1,527)	—	—
Unutilised tax losses on which deferred tax is not recognised	6,077	1,991	192
Deferred tax not recognised in respect of share options	4,399	—	—
R&D tax credit	—	33	—
Additional deduction for R&D	—	(1,105)	—
Remeasurement of R&D	—	(1,322)	—
Fair valuation of warrants	(22,305)	18,637	—
Reverse acquisition expense	—	29,537	—
Total tax	—	—	569

8.    Earnings per share

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to shareholders by the weighted average number of ordinary shares in issue during the period.

Diluted earnings per share is computed similar to basic earnings per share, except that the denominator is increased to include the number of additional ordinary shares that would have been outstanding if potential ordinary shares had been issued if such additional ordinary shares were dilutive. The share options and RSUs are dilutive and therefore have been included in the calculation for diluted earnings per share.

		Weighted
		average
		number of	Per share
Basic EPS	Earnings	shares	amount
	$		$
2022	65,075,506	121,161,250	0.5371
2021	(271,729,101)	68,326,365	(3.9769)
2020	(568,319)	59,260,796	(0.0096)

Diluted EPS

2022	65,075,506	121,929,892	0.5337

The average market value of the Company’s shares for the purpose of calculating the dilutive effect of share options and RSUs was based on quoted market prices for the year during which the options were outstanding.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2022

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

Although, the reverse acquisition is not a business combination, the Company has become a legal parent and is required to apply IFRS 10 and prepare consolidated financial statements. The Directors accounted for the transaction by applying reverse acquisition methodology, but rather than recognising goodwill, the difference between the equity value given up by the AL shareholders and the share of the fair value of net assets gained by the AL shareholders is charged to the statement of profit or loss as a share based payment charge (the deemed acquisition cost), and represents in substance, the cost of acquiring a NASDAQ quoted listing. In accordance with reverse acquisition accounting principles, these consolidated financial statements represent a continuation of the financial statements of AL and include:

a)	The assets and liabilities of AL at their pre-acquisition carrying amounts and the results for both years; and
b)	The assets and liabilities of the Company as at September 3,2021, and its results from September 3, 2021 to September 30, 2021. Included in group profit/ (loss) for was a loss of $651,973 generated by the Company for the period September 3, 2021 to September 30, 2021.

On September 3, 2021 the Company issued 90,000,000 ordinary shares to acquire 1,954,174 shares of AL. However, as AL is determined to be the accounting acquirer, the fair value of the shares deemed to have been issued by AL to acquire the Company is determined as $223,517,945.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2022

The fair value is based on an enterprise valuation of Arqit Limited using a market approach. The number of shares deemed issued by Arqit Limited to Arqit Quantum Inc. is 485,326 and represents the number of shares that would need to be issued to acquire the same percentage equity interest in the combined entity that results from the reverse acquisition. The fair value of Arqit Limited shares deemed issued at September 3, 2021 was determined using the following level 3 fair value inputs:

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

Due to the short-term nature of cash and cash equivalents and trade and other payables, the carrying value approximated the fair value at September 3, 2021.

The fair value of the Company warrants was based on a binomial tree valuation approach, reflecting the contractual exercise period, warrant price, redemption provisions, and prevailing market data as at the Valuation Dates. This technique was used based on the terms of the warrants. In the case of the Private Warrants, a discount for lack of marketability (“DLOM”) was applied since these may only be transferred to a specified group of permitted transferees, therefore limiting the depth of the market.

The difference between the deemed cost and the fair value of the net assets acquired therefore amounted to $55,459,939 and was expensed in accordance with IFRS 2 as the deemed reverse acquisition cost to profit or loss.

Any transaction costs associated with the issuing of shares were deducted directly from equity. Mixed costs that relate to both share issuance and listing on the stock exchange were apportioned based on the number of new shares issued to the total shares. $16,914,223 was directly attributable to the share issuance and deducted from equity.

Other reserves arose as a result of the reverse acquisition:

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

As additional consideration for the shares in AL, earnout shares may be granted if an earnout condition is met. The earnout condition being if at any time during the three years following the share acquisition closing date, the closing price of the ordinary shares of the

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2022

Company during such period is equal to or exceeds $12.50 per share for any twenty trading days during a thirty consecutive trading day period, the Company will issue to the original shareholders of AL their pro rata portion of the earnout shares being 10,000,000 additional AQI shares.  Subsequent to the year end, the earn-out conditions have been met in October 2021 and has been accounted for in these financial statements.

The exceptional costs within the Consolidated Statement of Comprehensive Income for the year ended 30 September 2021 comprised:

$
Reverse acquisition expense	155,459,939
Other listing expenses	2,589,611
158,049,550

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2022

10.    Property, plant and equipment

	Computer	Office	Furniture &
	equipment	equipment	fittings	Total
	$'000	$'000	$'000	$'000
Cost
At 1 October 2019	5	—	—	5
Additions	26	—	—	26
Foreign exchange on translation	1	—	—	1
At 30 September 2020	32	—	—	32
At 1 October 2020	32	—	—	32
Additions	223	—	—	223
Foreign exchange on translation	1	—	—	1
At 30 September 2021	256	—	—	256
At 1 October 2021	256	—	—	256
Additions	1,810	25	581	2,416
Foreign exchange on translation	(47)	(2)	(32)	(81)
At 30 September 2022	2,019	23	549	2,591
Depreciation
At 1 October 2019	—	—	—	—
Charge	(5)	—	—	(5)
Foreign exchange on translation	—	—	—	—
At 30 September 2020	(5)	—	—	(5)
At 1 October 2020	(5)	—	—	(5)
Charge	(53)	—	—	(53)
Foreign exchange on translation	1	—	—	1
At 30 September 2021	(57)	—	—	(57)
At 1 October 2021	(57)	—	—	(57)
Charge	(327)	(2)	(39)	(368)
Foreign exchange on translation	37	—	3	40
At 30 September 2022	(347)	(2)	(36)	(385)
Net Book Value
At 30 September 2022	1,672	21	513	2,206
At 30 September 2021	199	—	—	199
At 30 September 2020	27	—	—	27

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2022

11.    Intangible fixed assets

Development
Costs
$'000
Cost
At 1 October 2019	4,047
Additions	4,554
Foreign exchange on translation	176
At 30 September 2020	8,777
Additions	9,082
Foreign exchange on translation	376
At 30 September 2021	18,235
Additions	25,294
Foreign exchange on translation	(3,238)
At 30 September 2022	40,291
Amortisation
At 1 October 2019	—
Charge	—
At 30 September 2020	—
Charge	—
At 30 September 2021	—
Charge	—
At 30 September 2022	—
Net Book Value
At 30 September 2022	40,291
At 30 September 2021	18,235
At 30 September 2020	8,777

The Group’s intangible assets under development are internally generated and the Group has not yet begun amortisation of these finite useful economic life assets. $0.474 million (2021: $0.201 million) of these capitalised costs relate to QuantumCloud.

An impairment test was performed for the year ended September 30, 2022, which considered the value of existing contracts and forecasted revenues. No impairment was deemed necessary. The Group will begin amortisation when the intangible assets are available for use.

12.    Equity accounted investees

Investment in
Joint Venture
$'000
Cost
At 1 October 2019	—
Additions	32
At 30 September 2020	32
Additions	—
Foreign exchange on translation	2
At 30 September 2021	34
Additions	—
Foreign exchange on translation	(6)
At 30 September 2022	28

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2022

Joint venture

Quantum Keep Limited is a joint venture of Arqit Limited, which is a 100% owned subsidiary of Arqit Quantum Inc.. The registered office is One Fleet Place, London, England, EC4M 7WS. Arqit Ltd jointly holds 50% of shares for the entity. The nature of Quantum Keep Limited’s activities is that of business and domestic software development. Quantum Keep Ltd is a separate vehicle and the Group has a residual interest  in Quantum Keep Ltd as a JV.

Quantum Keep Limited was incorporated on 12 August 2020 with Arqit Ltd. taking a 50% investment in incorporation.

Quantum Keep Limited has no activity relating to continuing or discontinued operations within the year. There was no total comprehensive income.

13.    Trade and other receivables

	2022	2021	2020
	$'000	$'000	$'000
Current assets
Trade debtors	5,924	57	—
Other debtors	892	856	151
Prepayments and accrued income	861	2,379	129
Total	7,677	3,292	280

The directors consider that the carrying amount of financial assets recorded at amortised costs in the financial statements approximate their fair value.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above

	2022	2021	2020
	$'000	$'000	$'000
Non-current Assets
Prepayments	15,873	5,000	—
Trade debtors	975	—	—
Other debtors	1,717	—	—
Total	18,565	5,000	—

Non-current prepayments comprise the payment of a non-refundable deposit towards the cost of the first satellite launch service, which is expected to be more than one year from the accounting reference date.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2022

14.    Trade and other payables

	30 September	30 September
	2022	2021	2020
	$'000	$'000	$'000
Current liabilities
Trade payables	17,478	9,748	257
Other tax and social security	633	410	331
Other creditors	516	1,019	42
Accruals	3,803	3,236	196
Deferred income	225	2,656	1,560
Total	22,655	17,069	2,386

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

Within other creditors, a total of $nil (2021: $961,268; 2020: $nil) relates to interest owed on convertible loan notes which converted in September 2021.

	2022	2021	2020
	$'000	$'000	$'000
Non-current Liabilities
Deferred government grants	4,183	2,460	534
	4,183	2,460	534

15.    Borrowings

	2022	2021	2020
	$'000	$'000	$'000
Current liabilities
Bridging finance	—	—	1,034
Convertible loan notes B	—	—	4,426
	—	—	5,460

	2022	2021	2020
	$'000	$'000	$'000
Fair value
Bridging finance	—	—	1,034
Convertible loan notes A (treated as equity)	—	—	1,411
Convertible loan notes B	—	—	4,426
	—	—	6,871

Bridging Finance

The Group received a £800,000 ($1,033,632) loan from Evolution Equity Capital Limited in the year ended 30 September 2020. The loan attracted interest at 0% and was fully repaid within 2021.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2022

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

Future Fund Loan

The Group received an unsecured convertible loan of £8,500,000 ($11,452,900) relating to the future fund on 31 October 2020. An additional £2,000,000 ($2,694,800) unsecured convertible loan was received on 5 January 2021. The future fund loan converted to ordinary shares within Arqit Quantum Inc. on 3 September 2021. A total of $nil (30 September 2021 $961,268) was owed relating to interest at year end, which is included within other creditors.

16.    Cash generated from operations

	2022	2021	2020
	$'000	$'000	$'000
Profit/(loss) before tax	65,075	(271,729)	(1,137)
Adjustments for:
Depreciation	1,292	53	5
Change in trade and other receivables	(17,949)	(6,132)	(173)
Change in trade and other payables	5,586	(1,290)	(1,285)
Share option charge	22,915	166	122
Finance income	—	—	(65)
Interest payable	221	1,078	393
Change in fair value of warrants	(117,394)	98,090	—
Payment of interest portion of lease liabilities	(197)	—	—
IFRS 2 adjustment relating to reverse acquisition	—	155,460	—
Cash (used in)/generated from operations	(40,451)	(24,304)	(2,140)
Reconciliation of net cashflow to movements in net debt:
Opening net cash/(debt)	86,966	(5,265)	929
Convertible facilities received	—	(14,148)	(1,680)
Borrowings received	—	(5,042)	—
Net interest charge	—	(100)	(332)
Facilities converted	—	18,864	—
Repayment of borrowings	—	6,120	—
Movement in cash	(28,975)	86,765	(4,225)
Movement on foreign exchange	(9,025)	(228)	43
Movement in net cash/ (debt)	(38,000)	92,231	(6,194)
Closing net cash/(debt)	48,966	86,966	(5,265)
Composition of closing net cash/(debt)
Cash	48,966	86,966	195
Bank loans	—	—	(1,034)
Convertible loans	—	—	(4,426)
Net cash/(debt)	48,966	86,966	(5,265)

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2022

17.    Warrant Liability

Warrants are classified as financial liabilities at fair value through profit and loss. The warrants are valued at the acquisition date September 3, 2021, for the purpose of determining the deemed acquisition cost. At this date, Arqit Limited (accounting acquiree) acquired all the assets and liabilities of the Company at their fair value. A further valuation of the warrants is performed at September 30, 2022, for the year end.

The key terms of the warrants are:

Warrant exercise

Warrants are exercisable:

−In the period from 8 February 2022 (“First Exercise Date”), being the later of one year from the closing of Centricus’ the Initial Public Offering or 30 days after the Business Combination;

−to 3 September 2026 (“Expiry Date”), being the date five years after the Business Combination (“the Exercise Period”); and

−in exchange for one ordinary AQI Share (NASDAQ: ARQQ) (“Share”) for a price of $11.50 (“Exercise Price”).

Public warrant redemption

The following terms apply to Public Warrants only:

−AQI may redeem the Public Warrants in whole and not in part during the Exercise Period for $0.10 per Warrant if the Shares trade at or above $10.00 but less than $18.00 per share for a 20 out of 30 trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

−AQI may redeem the Public Warrants in whole and not in part during the Exercise Period for $0.01 per Warrant if the Shares trade above $18.00 for a 20 out of 30 trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders.

Private warrant redemption

The following terms apply to Private Warrants only:

−AQI may redeem the Private Warrants in whole and not in part during the Exercise Period for $0.10 per Warrant if the Shares trade at or above $10.00 but less than $18.00 per share for a 20 out of 30 trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders.

−AQI may not redeem the Private Warrants in whole and not in part if the Shares trade above $18.00; and

−Private Warrant holders may not transfer their warrants to any party not defined as a permitted transferee.

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

For the year ended 30 September 2022

If redemption is triggered by the Shares trading between $10.00 and $18.00 per share, warrant holders may elect for a “Make Whole Exercise” in exchange for a pre-determined number of Shares on a cashless basis. The number of Make Whole shares is determined on the basis of:

(1)the 10-day volume-weighted average price of the Shares in the 10 trading days following the notice of redemption, and

(2)the number of months elapsed since the business combination.

IFRS 13 Fair Value prescribes a fair value hierarchy made up of 3 levels of inputs based on the reliability of the underlying data used in establishing the fair value. Public warrant liabilities at fair value through profit and loss are level 2 instruments. Level 2 of the hierarchy includes instruments that are not traded in an active market and is determined using valuation techniques which maximise the use of observable market data and rely as little as possible on entity-specific estimates. Private warrant liabilities are classified as level 3 instruments. The fair value is determined using the fair value of the public warrants, adjusted for a lack of marketability discount because these warrants may only be transferred to a specified group of permitted transferees, therefore limiting the depth of the market (refer to note 24). The key inputs into the Binomial Option Pricing Model were as follows: dividend yield (nil %), volatility (45%) and risk-free rate (4.16%). Volatility was calculated using a set of comparable companies.

	Number of	Number of	Fair value of
	Private	Public	warrant
	warrants	warrants	liability
			$'000

At date of acquisition (3 September 2021)	6,266,667	8,624,973	29,948
Change in fair value	—	—	98,090
Balance at 30 September 2021	6,266,667	8,624,973	128,038
Warrants exercised	—	(1,852,736)	—
Change in fair value	—	—	(117,394)
Balance at 30 September 2022	6,266,667	6,772,237	10,644

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2022

18.    Share-based compensation

The Group has incentive awards for employees, share options which have ceased in 2021 and RSUs. The below table summaries share-based compensation expense for the years ended September 30, 2022, 2021 and 2020.

	2022	2021	2020
	$'000	$'000	$'000
Share option charge included in administrative expenses	177	165	122
RSU compensation for the year included in administrative expenses	22,738	—	—
	22,915	165	122

Share options

Share options are exercisable at the price agreed at the time of the issue of the share option. The vesting periods are consistent between employees. Options are typically forfeited if the employee leaves the Group before the options vest. Details of the share options granted during the period are as follows:

	2022		2021		2020
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	exercise
	Share options	Price ($)	Share options	Price (£)	Share options	Price (£)
Outstanding at beginning of period	8,451,872	0.0001	161,250	0.0001	72,700	0.0001
Granted during the period	—	—	55,210	0.0001	88,550	0.0001
Forfeited/lapsed during the period	(447,058)	0.0001	(32,963)	0.0001	—	—
Exercised during the period	—	—	—	—	—	—
Outstanding at end of period	8,004,813	0.0001	183,497	0.0001	161,250	0.0001
Exercisable at end of period	1,253,062		17,167		—

The options outstanding at 30 September 2022 had a weighted average exercise price of $0.0001 (£0.0001) pence, and a weighted average remaining contractual life of 3 years. Prior to the completion of the business combination, Arqit Limited granted options over Arqit Limited ordinary shares to its employees, consultants and advisors. The holders of each of these options agreed to exchange these options for equivalent options to acquire ordinary shares at a conversion rate of 46.06. Therefore, the share price and exercise price have been stated in pound sterling for 30 September 2021 due to this being the currency which the instrument originated from, this has been restated to dollars and the value is reflected as at 30 September 2022.

The inputs into the Black-Scholes model are as follows:

	2022	2021	2020
Weighted average share price (£)	—	3.30	3.30
Weighted average exercise price (£)	—	0.0001	0.0001
Expected volatility	—	50%	50%
Expected life	—	5 years	5 years
Risk-free rate	—	0.1%	0.1%
Expected dividend yield	—	0%	0%

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2022

RSUs

In October 2021, the compensation committee of the board of directors approved the grant of RSUs to employees. Compensation expense for RSUs is determined based upon the market price of the shares underlying the awards on the date of grant and expensed over the vesting period, which is generally a one to five-year service period.

2022
		Weighted	Weighted
		Average	Average
		grant date fair	remaining term
	Number of	value per share	to vest/distribute
	awards	Price ($)	(yrs)
Outstanding at beginning of period	—	—
Granted during the period	2,758,039	17.52
Forfeited/lapsed during the period	(71,968)	15.23
Vested during the period	—	—
Outstanding at end of period	(2,686,071)	17.58	1.4

19.    Staff costs

	2022	2021	2020
	$'000	$'000	$'000
The aggregate remuneration comprised:
Wages and salaries	12,920	9,532	2,620
Social security costs	1,405	1,238	336
Pension costs	707	166	134
Share based compensation	22,915	165	122
	37,947	11,101	3,212

A total of $4.920 million (2021: $3.478 million; 2020: $1.534 million) relating to staff costs was capitalised in relation to development costs within intangibles within the year.

Total remuneration for key management personnel for 2022 was $3.795 million (2021 - $3.331 million; 2020 - $1.259 million). Total pension contributions of key management personnel totalled $0.089 million (2021 -  $0.086 million; 2020 - $0.119 million) and is included within the total remuneration for key management personnel.  Nil (2021: 15,000; 2020: 32,500) share options were granted to key management personnel in the year. A total of 554,605 RSUs were granted to key management personnel for 2022.

During the year remuneration payable to directors was as follows:

	2022	2021	2020
	$'000	$'000	$'000
Directors’ remuneration	1,856	1,972	1,013

The highest paid Directors remuneration totalled $789,002 (2021: $699,325; 2020: $377,168).

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2022

20.    Deferred Tax

	2022	2021	2020
	$'000	$'000	$'000
At the beginning of the period	—	—	551
Movement in the year recognised in profit or loss	—	—	(569)
Foreign exchange on translation	—	—	18
At the end of the year	—	—	—
The deferred tax liability/(asset) is made up as follows:
Intangible asset and other timing differences	10,389	4,685	1,582
Unrelieved tax losses	(10,389)	(4,685)	(1,582)
	—	—	—

In total there are $42.204 million of unrecognised deferred tax assets. This comprises an unrecognised deferred tax asset of $38.132 million in respect of unrelieved tax losses carried forward and $4.0723 million in respect of share scheme differences. These assets have not been recognised as the Group is uncertain on when there will be sufficient future taxable profits against which to utilise the assets.

21. Leases

Leases as lessee

The Group leases several assets including buildings and IT equipment. The average lease term for buildings is 5 years and for IT equipment is 3 years. Information about leases for which the Group is a lessee is presented below.

The Group leases a laboratory and IT equipment which is a short term and/or leases of low-value items. The Group has elected not to recognise right-of-use assets and lease liabilities for these leases. At 30 September 2022, the Group is committed $0.003m for short-term leases.

Right-of-use assets

	Land &	IT
	buildings	equipment	Total
	$'000	$'000	$'000
Cost
At 1 October 2019	—	—	—
Additions	—	—	—
Foreign exchange on translation	—	—	—
At 30 September 2020	—	—	—
At 1 October 2020	—	—	—
Additions	—	—	—
Foreign exchange on translation	—	—	—
At 30 September 2021	—	—	—
At 1 October 2021	—	—	—
Additions	7,597	704	8,301
Foreign exchange on translation	(1,321)	—	(1,321)
At 30 September 2022	6,276	704	6,980
Depreciation
At 1 October 2019	—	—	—
Charge	—	—	—

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2022

Foreign exchange on translation	—	—	—
At 30 September 2020	—	—	—
At 1 October 2020	—	—	—
Charge	—	—	—
Foreign exchange on translation	—	—	—
At 30 September 2021	—	—	—
At 1 October 2021	—	—	—
Charge	(841)	(82)	(923)
Foreign exchange on translation	80	2	82
At 30 September 2022	(761)	(80)	(841)
Net Book Value
At 30 September 2022	5,515	624	6,139
At 30 September 2021	—	—	—
At 30 September 2020	—	—	—

Lease liability

	2022	2021	2020
	$'000	$'000	$'000
Current liabilities
Lease liabilities	1,154	—	—

Non-current liabilities
Lease liabilities	6,681	—	—
	7,835	—	—

Amounts recognised in profit or loss

	2022	2021	2020
	$'000	$'000	$'000

Depreciation expense on right of use assets	923	—	—
Interest on lease liabilities	221	—	—
Expense relating to short-term leases	12	9	—

Total	1,156	9	—

Amounts recognised in statement of cash flows

	2022	2021	2020
	$'000	$'000	$'000

Total cash outflow for leases	(657)	—	—

Total	(657)	—	—

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2022

22.    Share capital

The annual financial statements are prepared as a continuation of the financial statements of the Group, prior periods are that of Arqit Limited.

On September 2, 2021, the Company had 12,973,270 ordinary shares in issue with a par value of $0.0001. Immediately following the merger, the Company closed a series of subscription agreements with accredited investors (“PIPE Investors”) for a private placement of 7,100,000 ordinary shares. PIPE financing led to an increase in share premium of $70.999 million.

As of September 30, 2022, the total number of ordinary shares of the Company outstanding is 121,926,166 with a par value of $0.0001.

	Number of ordinary	Share capital
	shares	$
Inception, April 26, 2021 – par value $1	1	1
Treasury shares	(1)	(1)
Shares issued in merger with Centricus	12,973,430	1,297
Shares issued in exchange for Arqit Limited shares	90,000,000	9,000
Shares issued to PIPE investors	7,100,000	710
September 30, 2021 – par value $0.0001	110,073,430	11,007

Warrants exercised	1,852,736	185
Shares issued in exchange for Arqit Limited shares	10,000,000	1,000

September 30, 2022 – par value $0.0001	121,926,166	12,192

23.    Retained earnings

	2022	2021	2020
	$'000	$'000	$'000
At 1 October	(272,215)	(486)	82
Profit/(Loss) for the year	65,075	(271,729)	(568)
At 30 September	(207,140)	(272,215)	(486)

24.    Reserves

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

For the year ended 30 September 2022

Retained earnings

Includes cumulative profit and loss and all other net gains and losses and transactions with owners (e.g. dividends) not recognised elsewhere.

Other reserves

Other reserve includes the IFRS 2 deemed acquisition cost and other reserves assumed as part of the reverse acquisition.

25.    Financial instruments and fair value disclosures

Capital management

The Group’s policy is to maintain a strong balance sheet for the business and to have an appropriate funding structure. Shareholders’ equity and long-term debt are used to finance assets under construction. The Group is not subject to any externally imposed capital requirements.

Financial assets and financial liabilities

Categories of financial assets and financial liabilities are as follows:

Financial assets at amortised cost

	Carrying value	Fair value
$'000	30 September 2022	30 September 2022
Cash and cash equivalents	48,966	48,966
Trade and other receivables	6,899	6,899
	55,865	55,865

	Carrying value	Fair value
$'000	30 September 2021	30 September 2021
Cash and cash equivalents	86,966	86,966
Trade and other receivables	57	57
	87,023	87,023

	Carrying value	Fair value
$'000	30 September 2020	30 September 2020
Cash and cash equivalents	195	195
Trade and other receivables	216	216
	411	411

The Directors consider the carrying amounts of financial assets and financial liabilities recorded at amortised costs in the consolidated financial statements to approximate their fair value.

Financial liabilities at amortised cost

	Carrying value	Fair value
$'000	30 September 2022	30 September 2022
Trade and other payables	22,655	22,655
Lease liabilities	7,834	7,834
	30,489	30,489

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2022

	Carrying value	Fair value
$'000	30 September 2021	30 September 2021
Trade and other payables	16,659	16,659
	16,659	16,659

	Carrying value	Fair value
$'000	30 September 2020	30 September 2020
Trade and other payables	2,054	2,054
Bridging finance	1,034	1,034
Convertible loans	4,426	4,426
	7,514	7,514

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

		Fair value	Fair value
	Carrying value	Level 2	Level 3
	30 September	30 September	30 September
$'000	2022	2022	2022
Warrant liability	10,644	5,756	4,888
	10,644	5,756	4,888

		Fair value	Fair value
	Carrying value	Level 2	Level 3
	30 September	30 September	30 September
$'000	2021	2021	2021
Warrant liability	128,038	75,900	52,139
	128,038	75,900	52,139

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

For the year ended 30 September 2022

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

Year ended 30/09/2022	£'000
Parent	—
UK subsidiary	73,889
Total	73,889

The reasonable shifts in exchange rates below are based on historic volatility.

If the $/£ rates moved by +/- 10.41% then the effect on profit would be as follows:

Year ended 30/09/2022	$'000
Reasonable shift	10.41%
Total effect on Loss of +ve movements	7,694
Total effect on Loss of -ve movements	(7,694)

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

For the year ended 30 September 2022

The maturity profile of the anticipated future cash flows including interest, using the latest applicable relevant rate, based on the earliest date on which the Group can be required to pay financial liabilities on an undiscounted basis, is as follows:

	Trade and	Deferred	Lease
2022	other	government	Liabilities
$'000	payables	grants		Total
On demand	—	—	—	—
Within one year	22,655	—	1,154	23,809
More than one year but less than two years	—	—	1,760	1,760
More than two year but less than five years	—	4,183	3,767	7,950
More than five years	—	—	—	—
	22,655	4,183	6,681	33,519

	Trade and	Deferred
2021	other	government		Convertible
$'000	payables	grants	Loans	loan notes	Total
On demand	—	—	—	—	—
Within one year	17,069	—	—	—	17,069
More than one year but less than two years	—	—	—	—	—
More than two year but less than five years	—	2,459	—	—	2,459
More than five years	—	—	—	—	—
	17,069	2,459	—	—	19,528

	Trade and	Deferred
2020	other	government		Convertible
$'000	payables	grants	Loans	loan notes	Total
On demand	—	—	—	—	—
Within one year	2,386	—	1,034	4,426	7,846
More than one year but less than two years	—	—	—	—	—
More than two year but less than five years	—	534	—	—	534
More than five years	—	—	—	—	—
	2,386	534	1,034	4,426	8,380

26.    Contingent Liabilities

As detailed in ‘Item 8 – Financial Information’ above, the Company is aware of legal proceedings relating to it, however given their nature and the uncertainties involved in the outcomes and financial impact, no liability has been recorded in relation to them.

27.    Subsidiaries

Details of the company’s subsidiaries at 30 September 2022 are as follows:

Name of undertaking	Registered office	Domicile	% held
Arqit Limited	7th Floor, Nova North, 11 Bressenden Place, London, England, SW1E 5BY	U.K.	100
Arqit Inc.	1209 Orange Street, Wilmington, County of Newcastle, Delaware 19801	U.S.	100
Arqit LLC	1209 Orange Street, Wilmington, County of Newcastle, Delaware 19801	U.S.	100
Arqit Italia S.R.L	Via Delle Quattro Fontane, 20, 00184 Roma	Italy	100
Arqit Quantum Pty Ltd	Level 10, 171 Clarence Street, Sydney NSW 2000	Australia	100

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2022

28.    Ultimate controlling party

The Directors consider there to be no ultimate controlling party.

29.    Post balance sheet events

On October 17, 2022 Arqit Quantum (Singapore) Pte. Ltd became a wholly owned subsidiary of Arqit Limited.

30.    Related party transactions

In the year ended September 30, 2022, Arqit Inc. paid $113,923 (2021: $103,861, 2020: $nil) for the director services of Lt General VL Jamieson who is a director of AQI. All transactions were on an arm’s length basis.

In the year ended September 30, 2022, Arqit Inc. paid $100,575 (2021: $73,398, 2020  $nil) for the director services of General S Wilson who is a director of AQI. All transactions were on an arm’s length basis.

In the year ended September 30, 2022, Arqit Limited paid $5,091 (2021: $11,679, 2020: $7,982) for the Company secretarial and accounting costs of Arqit PTE, a dormant Company owned 50% by D Williams and 50% by D Bestwick. All transactions were on an arm’s length basis.

On August 20, 2021, Arqit Limited entered into a loan agreement whereby D Williams, a director of the Group, loaned the company £2,000,000 at an interest rate of 8%. The loan was repaid on September 17, 2021. During the year ended September 30, 2021 interest of $14,401 and fees of $88,800 were charged on the loan (September 30, 2020: $nil).

On August 20, 2021 Arqit Limited entered into a loan agreement whereby D Bestwick, a director of the Group, loaned the company £2,000,000 at an interest rate of 8%. The loan was repaid on September 17, 2021. During the year ended September 30, 2021 interest of $14,401 and fees of $88,800 were charged on the loan (September 30, 2020: $nil).

In the year ended September 30, 2022, Arqit Limited paid $1,750 (2021: $nil, 2020: $nil) to Notion Capital for professional services, a related party company of Board Director member and Audit Committee Chair Stephen Chandler. All related party transactions were on an arm’s length basis.

As at September 30, 2022, there was an amount owing of $6,574 relating to reimbursement- of an expense to D Williams, a director of the Group. This was fully repaid in October 2022.

As at September 30, 2020, there was a receivable of $20,673 relating to an advance on commission paid to D Williams, a director of the Group. This was fully repaid in December 2020.

There were no further related party transactions.