Form 20-F
period 2023-09-30
Arqit Quantum Inc.
filed 2023-11-21
CIK 1859690

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

September 30, 2023

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

Nova North

7 Floor

11 Bressenden Place

London SW1E 5BY

United Kingdom

Telephone: +44 203 91 70155

(Address of principal executive office)

David Williams

Nova North

7 Floor

11 Bressenden Place

London SW1E 5BY

United Kingdom

Telephone: +44 203 91 70155

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares	ARQQ	The Nasdaq Stock Market LLC
Business Combination Warrants	ARQQW	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

●	163,554,269 Ordinary Shares, par value $0.0001 per share, as of September 30, 2023

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

Large accelerated filer	Accelerated filer	Non-accelerated filer	Emerging growth company
☐	☑	☐	☑

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

“Business Combination Warrants” means Arqit’s 13,038,904 outstanding warrants to purchase its ordinary shares at an exercise price of $11.50 per share which became exercisable on February 8, 2022.

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

“EAR” means the Export Administration Regulations of the U.K. Export Control Act 2002, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“February 2023 Investor Warrants” means Arqit’s 7,500,000 outstanding warrants to purchase its ordinary shares at an exercise price of $2.00 per share, which became exercisable on February 22, 2023.

“February 2023 Placement Agent Warrants” means Arqit’s 550,000 outstanding warrants to purchase its ordinary shares at an exercise price of $2.50 per share, which became exercisable on February 22, 2023.

“Gartner” means Gartner, Inc.

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

“Registration Rights Agreement” means the Registration Rights Agreement dated September 3, 2021 among Arqit, Centricus Heritage LLC, Adam M. Aron, Nicholas Taylor, the shareholders of Arqit Limited prior to the completion of the Business Combination and Heritage Assets SCSP.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“September 2023 Investor Warrants” means Arqit’s 20,755,677 outstanding warrants to purchase its ordinary shares at an exercise price of $0.78 per share, which became exercisable on September 12, 2023.

“September 2023 Placement Agent Warrants” means Arqit’s 705,128 outstanding warrants to purchase its ordinary shares at an exercise price of $0.975 per share, which became exercisable on September 12, 2023.

“U.S. dollar” or “$” means the legal currency of the United States.

“warrants” means the Business Combination Warrants, the February 2023 Investor Warrants, the February 2023 Placement Agent Warrants, the September 2023 Investor Warrants and the September 2023 Placement Agent Warrants.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

This Annual Report contains our audited consolidated financial statements as of and for the periods ended September 30, 2023, 2022 and 2021 (our “audited consolidated financial statements”). The Company qualifies as a foreign private issuer as defined under Rule 405 under the Securities Act and prepares its financial statements denominated in U.S. dollars in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board (“IFRS”).

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS AND

RISK FACTOR SUMMARY

This Annual Report contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, the provisions of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements are subject to risks and uncertainties and include information about possible or assumed future results of the business, financial condition, results of operations, liquidity, plans and objectives of the Company. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements regarding the following matters are forward-looking by their nature:

●	that there will be significant market opportunities for the Company’s products as a result of an expected transformation in the cyber encryption industry over the next decade;
●	that consumers, businesses and governments across all geographies and industries will likely need to replace the existing cyber encryption technology used in almost all electronic interfaces in order to maintain cyber security;
●	that the global addressable market for information security services will be $289 billion by the end of 2027;
●	that new opportunities for growth in demand for the Company’s products are expected in government, defense, telecoms, financial services, Internet of Things and connected car markets;
●	that “public key infrastructure” will be vulnerable to quantum computer attack; and
●	that quantum computers of sufficient scale to break “public key infrastructure” may be available within a few years.

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

Important risks, uncertainties, assumptions, and other factors that could cause our actual results or conditions to differ materially from our forward-looking statements include, among others, the items in the following list, which also summarizes some of our most principal risks:

●	The Company is an early stage company with a history of losses and will be reliant upon a significant increase in sales and marketing activity in order to become profitable in the future.
●	The Company’s limited operating history makes it difficult to evaluate its business and future prospects and increases the risk of your investment.
●	The market adoption of the Company’s product is not fully proven, is evolving and may develop more slowly than or differently from the Company’s expectations. Its future success depends on the growth and expansion of these markets and its ability to adapt and respond effectively to evolving markets.
●	The Company’s primary distribution channel is through channel partnerships, and therefore the Company is dependent upon maintaining and increasing the number of channel partnerships, and developing annual recurring revenues through those channel partnerships, in order to continue to develop its business.
●	If the Company fails to sell or otherwise monetize its satellite currently under construction, it may be required to recognize further impairment losses, write off capitalized satellite costs or incur breakage fees under certain of its contracts related to satellite construction obligations.

●	The Company will require additional capital to fund its operations, and if it is unable to obtain such capital, it will be unable to successfully continue to develop its business and commercialize its products.
●	The Company is reliant upon the lease of data center capacity and access to fiber optic infrastructure from third parties in order to commercialize its product.
●	The complexity of the Company’s products could result in unforeseen delays or expenses from undetected defects, errors or reliability issues in software, which could reduce the market adoption of its new products, damage its reputation with current or prospective customers and expose it to product liability and other claims and adversely affect its operating costs.
●	The Company may not be able to adequately protect or enforce its intellectual property rights or prevent unauthorized parties from copying or reverse engineering its products or technology. Its efforts to protect and enforce its intellectual property rights and prevent third parties from violating its rights may be costly.
●	Third-party claims that the Company is infringing intellectual property, whether successful or not, could subject it to costly and time-consuming litigation or expensive licenses, and its business could be adversely affected.
●	Certain of the Company’s products contain third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict its ability to sell its products or expose the Company to other risks.
●	The Company’s intellectual property applications, including patent applications, may not be approved or granted or may take longer than expected to be approved, which may have a material adverse effect on its ability to prevent others from commercially exploiting products similar to its.
●	In addition to patented technology, the Company relies on unpatented proprietary technology, trade secrets, designs, experiences, work flows, data, processes, software and know-how.
●	The markets in which the Company competes are characterized by rapid technological change, and competing product innovations could adversely affect market adoption of its products.
●	The Company’s business depends substantially on the efforts of its executive officers and highly skilled personnel. The Company needs to attract and retain a large number of skilled, specialized and dedicated employees in different jurisdictions in order to grow and manage its business, and if the Company loses the services of existing key employees or fail to achieve its recruitment goals, its operations may be disrupted.
●	Failure to comply with governmental trade controls, including export and import control laws and regulations, sanctions, and related regimes could subject the Company to liability or loss of contracting privileges, limit its ability to compete in certain markets or harm its reputation with the governments.
●	Failures, or perceived failures, to comply with privacy, data protection, and information security requirements in the jurisdictions in which the Company operates may adversely impact its business, and such legal requirements are evolving and may require improvements in, or changes to, its policies and operations.
●	Fluctuations in currency exchange rates may adversely affect the Company’s business and result of operations.
●	The Company’s Business Combination Warrants are accounted for as liabilities and the changes in value of the warrants could have a material effect on its financial results.
●	Interruption or failure of the Company’s information technology and communications systems could impact its ability to effectively provide its products and services.
●	If any of the Company’s third parties’ systems, its customers’ cloud or on-premises environments, or its internal systems are breached or if unauthorized access to customer or third-party data is otherwise obtained, public perception of its business may be harmed, and the Company may lose business and incur losses or liabilities.

●	If the Company’s network and products do not interoperate with its customers’ internal networks and infrastructure or with third-party products, websites, or services, its network may become less competitive and its results of operations may be harmed.

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

Arqit has only just started to generate material revenues through the commercialization of its products. For the years ended September 30, 2021, 2022 and 2023, Arqit generated operating losses of $172.6 million, $63.8 million and $84.4 million, respectively. Arqit intends to continue to invest and to increase investments in sales, marketing and product development, and believes that it will continue to incur operating and net losses until at least the time it is able to fully commercialize its products, but which may occur later than expected or not at all. There can be no assurance that Arqit’s products or its sales strategy will be commercially successful. Arqit’s potential profitability is dependent upon the successful development and commercial introduction and acceptance of its products, which may not occur. Because Arqit will incur the costs and expenses of commercializing its products before it receives any significant revenues with respect thereto, its losses in future periods may be significant. If Arqit is never able to achieve or sustain profitability, its results of operations could differ materially from its expectations and Arqit’s business, financial condition and results of operations could be materially adversely affected.

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

Arqit’s primary distribution channel is through channel partnerships, and therefore Arqit is dependent upon maintaining and increasing the number of channel partnerships, and developing annual recurring revenues through those channel partnerships,  in order to continue to develop its business.

Arqit is in the early stages of commercializing its business, and in December 2022 began transitioning its distribution model from an enterprise license model to distribution through channel partners.  There can be no certainty over the pace and scale of revenue growth generated from such relationships, which might take longer than anticipated to generate material revenues.  In addition, Arqit is dependent upon maintaining its existing, and increasing the number of, channel partnerships in order to continue to develop its business and annual recurring revenues.  If revenues from channel partner relationships fail to develop, take longer than expected to develop, or Arqit fails to maintain existing or increase the number of its channel partnerships, the impact could adversely affect its business, financial condition, and results of operations.

If Arqit fails to sell or otherwise monetize its satellite currently under construction, it may be required to recognize further impairment losses, write off capitalized satellite costs or incur breakage fees under certain of its contracts related to satellite construction obligations.

In December 2022 Arqit updated its technology strategy to eliminate quantum satellites and the associated ground infrastructure from its core QuantumCloudTM product offering.  See “Item 4.B. Business Overview - Satellite Infrastructure.”  In connection with this update, Arqit is planning to sell or otherwise monetize its quantum satellite currently under construction. In May 2023 Arqit retained an adviser to assist in the process of pursuing the sale of its satellite division amongst other potential transactions. During the fiscal year ended September 30, 2023, Arqit reclassified its satellite assets from “intangible assets” to “assets classified as held for sale”, in connection with which it recognized an impairment loss of $17.6 million. If Arqit fails to sell its satellite currently under construction, it may be required to recognize further impairment losses, write off capitalized satellite costs or incur breakage fees under certain of its contracts related to satellite construction obligations.  If such impairment losses or write offs are required or additional expenses are incurred, Arqit’s results of operations could differ materially from its expectations and Arqit’s business, financial condition and results of operations could be materially adversely affected.

Arqit will require additional capital to fund its operations, and if it is unable to obtain such capital, it will be unable to successfully continue to develop its business and commercialize its products.

As of September 30, 2023, Arqit had cash and cash equivalents of approximately $44.5 million. Although Arqit believes it has sufficient funds to fund its operations for the next twelve months as of the filing of this Annual Report on Form 20-F, it will require additional capital in order to successfully continue to develop its business and commercialize its products. There is no assurance that revenues from Arqit’s commercialization of its products will be sufficient to fund its operations in the future, or that additional funds will be available through other sources when required on terms that are acceptable to Arqit, or at all.  If Arqit is not able to access the capital required to fund its operations, its business, financial condition and results of operations could be materially adversely affected.

Arqit is reliant upon the lease of data center capacity and access to fiber optic infrastructure from third parties in order to commercialize its product.

Arqit leases its data centers and obtains access to fiber optic infrastructure from third parties and will be reliant on the continued operation of these data centers and infrastructure to commercialize its product. While Arqit has electronic access to the components and infrastructure of its cloud platforms that are hosted by third parties, Arqit does not control the operation of these facilities. Consequently, Arqit may be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of its direct control. The data centers or the fiber optic infrastructure Arqit uses to deliver its products may be vulnerable to damage or interruption from a variety of sources, including earthquakes, floods, fires, power loss, system failures, computer viruses, physical or electronic break-ins, human error or interference (including by disgruntled employees, former employees or contractors), and other catastrophic events. Its data centers or the fiber optic infrastructure Arqit uses may also be subject to local administrative actions, changes to legal or permitting requirements and litigation to stop, limit or delay operations. Despite precautions taken at these facilities, such as disaster recovery, business continuity arrangements, and diversity of supply in the Arqit network, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in interruptions or degradations in its services, impede its ability to scale its operations or have other adverse impacts upon its business. In addition, if Arqit does not accurately plan for its infrastructure capacity requirements and Arqit experiences significant strains on its data center capacity, Arqit may experience delays and additional expenses in arranging new data centers, and its customers could experience performance degradation or service outages that may subject it to financial liabilities, result in customer losses and materially harm its business. If Arqit is unable to efficiently and cost-effectively fix such errors at the data centers or fiber optic infrastructure or other problems that may be identified, this could damage its reputation and negatively impact its relationship with its customers. If Arqit is unable to successfully maintain and manage the data centers and the fiber optic infrastructure that Arqit uses, Arqit’s business, financial condition and results of operations could be materially adversely affected.

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

The success of its products and business depend in part on its ability to obtain patents and other intellectual property rights and maintain adequate legal protection for its products. As of the date of this Annual Report, Arqit had 1,966 claims on  41 pending or granted patents in the UK. Arqit relies on a combination of patent, service mark, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect its proprietary rights, all of which provide only limited protection.

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

Arqit’s Business Combination Warrants are accounted for as liabilities and the changes in value of the warrants could have a material effect on its financial results.

In accordance with IFRS 9 – Financial Instruments and IAS 32 – Financial Instruments: Presentation, Arqit has determined that its Business Combination Warrants should be measured at fair value on its statement of financial position, with any changes in fair value to be reported each period in earnings on its statement of comprehensive income. As a result of the recurring fair value measurement, Arqit’s financial statements may fluctuate on an interim basis, based on factors which are outside of its control. Due to the recurring fair value measurement, Arqit expects that it will recognize non-cash gains or losses on its Business Combination Warrants each reporting period and that the amount of such gains or losses could be material.

Interruption or failure of Arqit’s information technology and communications systems could impact its ability to effectively provide its products and services.

The availability and effectiveness of Arqit’s services depend on the continued operation of information technology and communications systems. Its systems will be vulnerable to damage or interruption from, among others, physical theft, fire, terrorist attacks, natural disasters, power loss, war, telecommunications failures, viruses, denial or degradation of service attacks, ransomware, social engineering schemes, insider theft or misuse or other attempts to harm its systems. Arqit utilizes reputable third-party service providers or vendors for all of its IT and communications systems, and these providers could also be vulnerable to harms similar to those that could damage its systems, including sabotage and intentional acts of vandalism causing potential disruptions. Some of its systems will not be fully redundant, and its disaster recovery planning cannot account for all eventualities. Any problems with its third-party cloud hosting providers could result in lengthy interruptions in its business. In addition, Arqit’s services and functionality are highly technical and complex technology which may contain errors or vulnerabilities that could result in interruptions in its business or the failure of its systems.

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

The majority of Arqit’s directors and executive officers reside outside of the U.S., and most of its assets and most of the assets of these persons are located outside of the U.S. Therefore, a judgment obtained against Arqit, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the U.S. and may not be enforced by courts in other jurisdictions. It may also be difficult for its shareholders to effect service of process on these persons in the U.S. or to assert U.S. securities law claims in original actions instituted in the U.K. or elsewhere. U.K. courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that U.K. is not the most appropriate forum in which to bring such a claim. In addition, even if a U.K. court agrees to hear a claim, it may determine that U.K. law, instead of U.S. law, is applicable to the claim. As a result of potential difficulties associated with enforcing a judgment against Arqit, its shareholders may not be able to collect any damages awarded by either a U.S. or foreign court.

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

The grant and future exercise of registration rights and exercise of outstanding warrants may adversely affect the market price of Arqit ordinary shares.

Pursuant to the Registration Rights Agreement described elsewhere in this Annual Report, certain shareholders can each demand that Arqit register their registrable securities under certain circumstances and will each have piggyback registration rights for these securities in connection with certain registrations of securities that Arqit undertakes. Arqit will bear the cost of registering these securities.

On October 12, 2021, Arqit’s registration statement on Form F-1, which has since been post-effectively amended on Form F-3 (File No. 333-259982 the “Resale Registration Statement”) registering the resale by shareholders of 117,925,000 ordinary shares, 6,266,667 Business Combination Warrants and 14,891,640 shares issuable upon exercise of Business Combination Warrants, became effective. The shareholders who registered shares and warrants for resale under the Resale Registration Statement have registration rights under the Registration Rights Agreement. The registration of these securities permits the public sale of such securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of Arqit ordinary shares.

In addition, in registered direct offerings in February 2023 and September 2023, Arqit issued a total of 7,500,000 February 2023 Investor Warrants, 550,000 February 2023 Placement Agent Warrants, 20,755,677 September 2023 Investor Warrants and 705,128 September 2023 Placement Agent Warrants. All of Arqit’s outstanding warrants are currently exercisable and the shares issuable upon exercise of the warrants have been registered under registration statements. The exercise of a significant number of warrants may have an adverse effect on the market price of Arqit’s ordinary shares.

Certain shareholders that own a significant percentage of Arqit may have interests that conflict with Arqit’s or yours in the future.

Four shareholders of Arqit beneficially own approximately 48.6% of the outstanding Arqit ordinary shares and currently exercisable warrants. See “Beneficial Ownership of Securities.” For so long as these shareholders continue to own a significant percentage of Arqit ordinary shares and warrants, they will be able to significantly influence or effectively control the composition of the Arqit board of directors and the approval of actions requiring shareholder approval through their voting power. Accordingly, for such period of time, these shareholders will have significant influence with respect to Arqit’s management, business plans and policies, including the appointment and removal of Arqit’s officers. In particular, for so long as these shareholders continue to own a significant percentage of the outstanding Arqit ordinary shares, they will be able to cause or prevent a change of control of Arqit or a change in the composition of Arqit’s board of directors and could preclude any unsolicited acquisition of Arqit. The concentration of ownership could deprive you of an opportunity to receive a premium for your Arqit ordinary shares as part of a sale of Arqit and ultimately might affect the market price of the Arqit ordinary shares.

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

Arqit’s ordinary shares may be involuntarily delisted from trading on Nasdaq if it fails to comply with the continued listing requirements. A delisting of Arqit’s ordinary shares could reduce the liquidity of the ordinary shares and may inhibit or preclude its ability to raise additional capital.

Nasdaq requires Arqit to meet certain financial, public float, bid price and liquidity standards on an ongoing basis in order to continue the listing of its ordinary shares. On October 19, 2023, Arqit received a notification from Nasdaq notifying the Company that it no longer satisfies Nasdaq Listing Rule 5550(a)(2) because for the past 30 consecutive business days preceding the date of the notification, the bid price per share of Arqit’s ordinary shares had closed below the $1.00 per share minimum bid price required for continued listing on Nasdaq (the “Minimum Bid Price Requirement”).

Under Nasdaq Listing Rule 5810(c)(3)(A), if during the 180 calendar day period following the date of the notification, the closing bid price of Arqit’s ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, the Company will regain compliance with the minimum bid price requirement and its ordinary shares will continue to be eligible for listing on Nasdaq absent noncompliance with any other requirement for continued listing.

If Arqit does not regain compliance with the minimum bid price requirement by the end of the initial 180 calendar day period, under Nasdaq Listing Rule 5810(c)(3)(A)(ii), the Company may be eligible for an additional 180-day compliance period if it meets the continued listing requirement for the market value of its publicly held ordinary shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the minimum bid price requirement, and provides written notice of its intention to cure the minimum bid price deficiency during the second compliance period.

If Arqit does not regain compliance with the minimum bid price requirement by the end of the compliance period, its ordinary shares will be subject to delisting.  If Arqit’s ordinary shares are delisted and it is not able to list its ordinary shares on another national securities exchange, Arqit’s shareholders could face significant material adverse consequences, including limited availability of market quotations for Arqit’s ordinary shares and reduced liquidity for the trading of its securities. In addition, Arqit could experience a decreased ability to issue additional securities and obtain additional capital in the future.

Arqit may be a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes. Such classification for any taxable year, could result in adverse U.S. federal income tax consequences for U.S. investors.

If Arqit were a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section entitled “Certain Material United States Federal Income Tax Considerations”) of Arqit’s ordinary shares or warrants, the U.S. Holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. As of the date hereof, Arqit has not made a determination as to its PFIC status for its most recent taxable year or its current taxable year, and it may be possible that Arqit is a PFIC for either such years. Arqit’s possible status as a PFIC is determined on an annual basis based on the composition of its assets, income, activities and market capitalization (which, depending on Arqit’s stock price, may fluctuate significantly) in the relevant taxable year and therefore may be subject to change. Accordingly, there can be no assurance that Arqit is not a PFIC for any taxable year. If Arqit is a PFIC during such U.S. Holder’s holding period for the ordinary shares or warrants, unless the U.S. Holder makes certain elections, Arqit will continue to be treated as a PFIC with respect to such U.S. Holder, even if it ceases to be a PFIC in future taxable years. U.S. Holders are urged to consult their own tax advisors regarding the possible application of the PFIC rules to holders of Arqit securities. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see “Certain Material United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

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

For the fiscal year ended September 30, 2022, Arqit identified certain material weaknesses in its internal controls. While Arqit remediated these internal weaknesses during the fiscal year ended September 30, 2023, it cannot assure you that there will not be additional material weaknesses or significant deficiencies in its internal control over financial reporting in the future. Any additional or sustained failure to maintain internal control over financial reporting could severely inhibit Arqit’s ability to accurately report its financial condition or results of operations. If Arqit is unable to remediate the material weaknesses or to conclude in the future that its internal control over financial reporting is effective, it could lose investor confidence in the accuracy and completeness of its financial reports, the market price of Arqit’s shares could decline, and it could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weaknesses in its internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict Arqit’s future access to the capital markets.

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

Arqit is a foreign private issuer, as such term is defined in Rule 405 under the Securities Act, however, under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to Arqit on March 31, 2024.

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

For as long as Arqit remains an “emerging growth company” as defined in the JOBS Act, it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” Arqit may remain an “emerging growth company” until September 2, 2026 (the fifth anniversary of the closing of the Business Combination) or until such earlier time that it has more than $1.235 billion in annual revenues, has more than $700 million in market value of Arqit’s ordinary shares held by non-affiliates, or issues more than $1.00 billion of non-convertible debt over a three-year period. Further, there is no guarantee that the exemptions available to Arqit under the JOBS Act will result in significant savings. To the extent Arqit’s management chooses not to use exemptions from various reporting requirements under the JOBS Act, Arqit will incur additional compliance costs, which may impact earnings.

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

Arqit Limited was incorporated in England in 2017.  In September 2021, the Company completed the Business Combination pursuant to which the Company merged with and into Centricus Acquisition Corp., with the Company surviving the merger, and the security holders of Centricus Acquisition Corp. (other than those who elected to redeem their ordinary shares) became security holders of the Company, and the Company acquired all of the issued and outstanding share capital of Arqit Limited from the shareholders of Arqit Limited in exchange for ordinary shares of the Company, such that Arqit Limited is a direct wholly owned subsidiary of the Company. Arqit’s ordinary shares and Business Combination Warrants trade on Nasdaq under the symbols “ARQQ” and “ARQQW”, respectively.

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

4.B. BUSINESS OVERVIEW

Overview

Arqit is a cybersecurity company that has pioneered a unique symmetric key agreement technology which makes the communications links of any networked device or data at rest secure against current and future forms of cyber attack — even an attack from a quantum computer. Arqit delivers its symmetric key agreement technology via its QuantumCloudTM.

QuantumCloudTM is a software platform as a service that creates unbreakable software encryption keys that are low cost and easy to use within existing information technology standards with no new hardware and no major software upgrades or “rip and replace” required.

The software has potentially universal application to every edge device and cloud machine in the world. The security proofs for the design aspects of the key-establishment protocols used to enable symmetric key agreement over classical IP network infrastructures within QuantumCloudTM were independently assured in 2022 by the University of Surrey, which is accredited as a Centre of Excellence for Cyber Security by the UK Government’s National Cyber Security Centre. Arqit believes that its symmetric key agreement platform is compliant with the NSA Commercial Solutions for Classified Symmetric Key Management Requirements Annex 1.2 which dictates how Government agencies can incorporate quantum-safe symmetric key protections into solutions which use off-the-shelf commercial products to protect classified networks.

Arqit’s technology combines world-leading innovation in two areas: the secure distribution of replicated entropy to data centers and a software agent that can be downloaded onto any device and makes the use of symmetric key encryption a scalable business model.

●	As part of the background technology that allows Arqit’s software agent to operate at end points, identical sets of random numbers (“replicated entropy”) must be delivered securely and frequently to data centers. Replicated entropy is an important constituent part of Arqit’s QuantumCloud™ product. Arqit developed a propriety method for the secure distribution of replicated entropy to data centres using classical digital hardware and software elements.

●	A second innovation is a small software agent downloaded from the QuantumCloud™ onto any form of device or integrated into any piece of software. By exchanging information with the QuantumCloud™, which moderates a key agreement process with all parties involved in a unique way, this software agent is able to create new symmetric encryption keys in partnership with any other device or cloud machine, or in large groups of devices. Keys are never “delivered”, they are created, and so they cannot be intercepted. They are created at the end points in a manner that means they can never be known by a third party, and can be used once if necessary and replaced infinitely. Once created, the keys cannot be broken even by a universal quantum computer in a usable time period, estimated to be in excess of millions of years.

Arqit began commercializing its products in the fiscal year ended September 30, 2021. Arqit sold its product to select early customers on a master distribution agreement basis, an enterprise license basis and as a platform as a service, including BT plc, AUCloud and Nine23. Arqit announced in December 2022 that it will focus on selling its products on a Platform as a Service basis, primarily through channel partners and distributors, which is expected to generate annual recurring revenue. Arqit platform as a service will be sold as standardized products to specific target markets or a Private Instance to customers to require control of the end-to-end technology. Arqit has announced channel partnerships and distribution agreements with Juniper, Fortinet, AWS, TraxPay, Exclusive Networks, Sierra Nevada Corporation Mission Systems UK, SecureCloud+, DETASAD, Advanced International Electronic Equipment Company, and Carahsoft through which it will sell directly and indirectly to end customers. Arqit is currently engaged in discussions with additional customers, channel partners and distributors.

Market Opportunity

Arqit believes that there will be significant market opportunities for its innovative products as a result of an expected transformation in the cyber encryption industry over the next decade. The need for improved encryption, resulting from weaknesses in existing encryption architectures and the future threat of quantum computers, is an increased concern. Public key infrastructure or “PKI” is currently the most widely-used encryption technology. However, PKI is becoming less secure as new technologies develop, and is not secure against quantum computers, which are expected to be of sufficient scale to break PKI within the next few years.

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

NIST’s expressed concerns are amplified by the White House National Security Memorandum 10 dated May 4, 2022. The memorandum sets a crucial deadline for government agencies – ensuring quantum-safe security for National Security Systems by the end of 2023. This mandate reflects the urgent need to safeguard classified information against the computational power of quantum computers. Memorandum 10 has made it clear that adoption of symmetric key protections for NSS is the preferred solution. Arqit’s Symmetric Key Agreement platform delivers encryption in a manner that meets the demands of US National Security Memorandum 10 and National Security Agency Commercial Solutions for Classified Symmetric Key Management Requirements Annex version 2.1.

Unlike solutions utilizing Post-Quantum Cryptographic Algorithms proposed by other parties, Arqit believes it has the only commercially available symmetric key encryption system which is the preferred cryptographic architecture of both NIST and The White House.

Arqit believes that it has developed an almost universal solution to previously identified issues with delivery of symmetric encryption keys, particularly scalability and zero-trust. Arqit’s pioneering technology provides a simple, cost-effective and secure way to create and distribute symmetric keys electronically that can be applied universally across geographies, industries and devices, making it well placed to take advantage of this significant upcoming market opportunity.

Total Addressable Market

According to Gartner (Gartner, Inc., Forecast: Information Security and Risk Management, Worldwide, 2021-2027, 3Q23 Update, Published September 29, 2023), it is estimated that the global addressable market for information security services will be $289 billion by the end of 2027. Arqit believes that every connected service is vulnerable to current and future attacks on PKI, in particular by quantum computers in the near to mid-term. This vulnerability will affect cyber security on every connected end point, network device and cloud machine globally, and Arqit believes that its product is the only known method to create encryption keys at large scale, high efficiency and low cost though a cloud platform that is secure against quantum computer attack. As a result, Arqit has assumed that the entire information security market represents its total addressable market.

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

An important element in the creation of Arqit’s symmetric encryption keys is replicated entropy distributed at multiple data centers. The replicated entropy is utilized via a software agent on the end point device in the key creation process. Through its proprietary method of distribution, Arqit is able to securely deliver replicated entropy to data centers globally using a set of classical digital hardware and software elements. Distributed replicated entropy is fundamental to the creation at end points of symmetric encryption within Arqit’s QuantumCloudTM.

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

QuantumCloudTM Platform

QuantumCloudTM is a platform as a service that creates a secure global mesh between different cloud providers and on-premises data centers around the globe. QuantumCloudTM supplies the platform that enables end points to share data securely for the creation of new keys. It also allows Arqit to provide highly secure services for customers to store, communicate and sign their data. This platform as a service architecture means that Arqit’s customers can easily integrate quantum safe cryptographic services into new or existing platforms.

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

Groundbreaking and proprietary distribution technology

The importance of Arqit’s platform lies in its ability to “distribute” symmetric keys securely at scale by creating them at end points. Although symmetric encryption keys are secure, to date there has been no secure way to create and distribute symmetric keys electronically. Arqit’s groundbreaking technology has solved these known issues. Its innovations create symmetric encryption keys at end points when they are needed, at scale, securely, at any kind of end point device and in groups of any size. With Arqit’s technology, symmetric encryption keys are never “delivered”, they are created at endpoints, and so they cannot be intercepted. This is a completely new way to create and distribute unbreakable symmetric keys that represents a groundbreaking, novel technology. The keys are created with what is known as a “zero trust model” which means that no third party computer ever has the key, or sufficient information to recreate or guess the key. The key is never transmitted in creation across any network. It is therefore not possible for any third party to know or guess the key during creation.

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

Arqit’s Products

QuantumCloudTM

Arqit’s core product is QuantumCloudTM, which is a platform as a service that, in conjunction with its software agent, creates keys in the cloud and at end points. These keys can be used variously to encrypt channels, encrypt data at rest and sign transactions.

These products will be delivered in the cloud, requiring no extra infrastructure or hardware on the part of the customer, and with the use of simple lightweight agents at end points like servers, firewalls, mobile phones, cars or Internet of Things sensors.

As a platform as a service QuantumCloudTM is broadly applicable across all geographies and sectors, delivering the same key creation functionality to all applications and use cases. This provides Arqit with the flexibility to identify and develop Software as a Service products in areas such as identity, distributed ledger and financial payments which would have sufficient benefit and differentiation from the stronger, simpler encryption that Arqit provides to potentially give it a route to leadership in certain vertical markets, rather than selling to all legacy market participants.

Service Variants

•

Multi-Tenanted: This is Arqit’s standard service where customers use a shared service hosted in the cloud by Arqit on servers owned by Arqit and operated on a multi-tenanted basis. Pricing for this option will typically be a one-time fee per end point installation, as well as a fee per keys created. Pricing will vary depending on the number of end points and keys consumed.

•	Private Instance: QuantumCloudTM can also be sold as a private instance, typically for government customers who want total control over all infrastructure.
•	Standardized Products: Arqit has developed standardized products to address specific customer use cases. Marketing standardized products is the key focus of its sales efforts.

Standardized Products

Arqit has developed a set of standardized products which address specific customer use cases. By standardizing a product Arqit can quickly meet an end market need with little or no customization for individual customers to begin utilizing its technology. To date, Arqit has announced three standardized products.

•

NetworkSecureTM: Arqit has developed a standardized interface for network devices, like firewalls, to agree quantum-safe symmetric keys and upgrade the security of VPN connections over Internet Security Protocol (“IPsec”) – a secure network protocol suite that authenticates and encrypts packets of data to provide secure encrypted communication between two computers over a network. To date, Arqit has integrated NetworkSecureTM into the firewall products of Juniper and Fortinet and is available for purchase through their respective distribution channels. Arqit is in discussions with additional firewall and network device manufacturers regarding integrating NetworkSecureTM. Integrating into firewall and network devices makes the purchasing decision for the end customer simpler as upgrading to Arqit’s symmetric key cryptography becomes an up-sell rather than a discrete purchasing decision and implementation.

•

TradeSecureTM: TradeSecureTM generates and distributes digital trade finance instruments, protecting finance supply chains against disruption and fraud and improving their cash flow. TradeSecureTM can be deployed into any trade financing platform, giving customers quantum-safe security against all current and future cyber threats. Using distributed ledger technology, Arqit provides customers with a unique referenceable and transferable digital finance instrument - which is easier to manage than paper-based alternatives.

•

WalletSecureTM: An application product which makes any Ethereum-based digital wallet used to store and transact digital asset transactions quantum-safe. WalletSecureTM can secure the issuance of digital assets, the storage and transacting of digital assets and enforcing of real-time regulatory compliance. Arqit believes that the mainstream adoption of digital assets is accelerating and that providing long term security is important to financial services company adoption of digital asset technology. Not only can Arqit’s quantum-safe technology prevent today’s cybercriminals from stealing digital assets (even if they are able to steal the private keys held by the user), it also enables real-time regulatory enforcement, preventing non-compliant transactions before they occur.

Arqit expects to introduce additional standardized product in the future which have at their core Arqit’s QuantumCloudTM symmetric key technology.

Go-to-Market Strategy

Arqit is focused on the following key end markets:

•	Telecommunications
•	Financial services
•	Large enterprises

•	Government
•	Defense

Arqit has entered into contracts for QuantumCloudTM service in several geographies and sectors, including AUCloud in Australia and BT and Nine23 in the UK.

Arqit’s initial go-to-market had been focused on developing an enterprise license sales model directly to customers. The May 2022 publication of the independent review and assurance of the security proofs for the design aspects of the key-establishment protocols used to enable symmetric key agreement over classical IP network infrastructures within QuantumCloudTM in Arqit’s product by the University of Surrey, a GCHQ UK National Cyber Security Centre Accredited Centre of Excellence for Cyber Security, increased interest in Arqit’s symmetric key agreement software by leading technology companies. During 2022, Arqit shifted its focus to the establishment of channel partner relationships and announced agreements with Fortinet, AWS and TraxPay. Since the announcement of those channel partnerships, Arqit has established additional relationships with Juniper Networks, Sierra Nevada Corporation Mission Systems UK (SNC), SecureCloud+, Exclusive Networks, DETASAD, AIEE and Carahsoft. Pursuant to these relationships, channel partners will offer QuantumCloudTM and or Arqit’s standardized products directly or indirectly to customers as part of their integrated product offering.  Going forward Arqit intends to primarily focus on maximizing sales opportunities through these and other potential major technology partners. The following are Arqit’s current channel and distribution partner relationships:

Service or Product:	Channel and Distribution Partners:
Arqit QuantumCloud™	BT, AUCloud, Nine23, DETASAD, AIEE
Arqit NetworkSecure™	Juniper, Fortinet, BT, Exclusive Networks
Arqit TradeSecure™	Traxpay

, DETASAD
End Market Focus:	Channel and Distribution Partners:
Enterprise	BT, Traxpay, Exclusive Networks, AUCloud, Nine23, AIEE, DETASAD
Government (including defence)	VTC, LLC dba Total Site Solutions, SNC, BT, DETASAD, AIEE, SecureCloud+, AUCloud, Nine23, Exclusive Networks

Geographic Focus:	Channel and Distribution Partners:
Global	BT
U.S.	VTC, LLC dba Total Site Solutions, Exclusive Networks
Europe	Traxpay, Nine23, SecureCloud+
MEA	DETASAD, AIEE
Asia	AUCloud

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

Satellite Infrastructure

Arqit’s technology stack previously contemplated the use of satellite technology for the distribution of replicated entropy. Through innovation Arqit was able to replace satellite distribution with terrestrial distribution. Arqit announced in December 2022 that it expects that these changes to its technology strategy may result in a portion of capitalized satellite costs recouped as a result of a sale of the satellite currently under construction, joint venture development and operation of the satellite, and or the licensing of its ARQ19 intellectual property. In May 2023 Arqit retained an adviser to assist in the process of pursing the sale of its satellite division amongst other potential transactions. An additional benefit would be the elimination of future capital and operating expenditures associated with use of satellites as part of its core product offering. Arqit continues to pursue such potential transactions. There can be no certainty of the successful conclusion of any such transaction. Arqit intends to continue to perform under its satellite construction contracts with the European Space Agency and QinetiQ Space NV until such time as final determination of how to proceed with its satellite under development, and income and expenses from those contracts has been and will be recognized by Arqit as “other operating income” as part of “profit on discontinued operations” in its financial statements, however recognition of significant future other operating income associated with the satellite asset held for sale is uncertain.

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

As of the date of this Annual Report, Arqit has approximately 1,966 patent claims on 41 pending or granted patents in the UK. Arqit pursues global registration of its domain names and products and services trademarks and as of the date of this Annual Report, Arqit had 28 registered trademarks.

Based on the filing dates of Arqit’s existing patent applications, and assuming the patents are granted and renewed throughout their lifetimes, Arqit currently expects each patent right to provide protection for up to 20 years from the relevant filing dates which, as of the date of this Annual Report, range from June 4, 2018 to October 27, 2023.

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

Many different types of internal controls and measures are required to ensure compliance with such export control rules. The inability to secure and maintain other necessary export authorizations could negatively impact Arqit’s ability to compete successfully. Failure to comply with export control laws and regulations could expose Arqit to civil or criminal penalties, fines, investigations, more onerous compliance requirements, loss of export privileges, debarment from government contracts, or limitations on its ability to enter into contracts with the U.S. or U.K. government. In addition, any changes in export control regulations or U.S. or U.K. government licensing policy, such as that necessary to implement U.S. and U.K. government commitments to multilateral control regimes, may restrict its operations. See “Risk Factors — Risks Relating to Arqit’s Business and Operations — Failure to comply with governmental trade controls, including export and import control laws and regulations, sanctions, and related regimes could subject Arqit to liability or loss of contracting privileges, limit its ability to compete in certain markets or harm its reputation with the governments.”

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

4.D. PROPERTY, PLANTS AND EQUIPMENT

Arqit operates from serviced offices for its headquarters at Nova North, 7th Floor, 11 Bressenden Place, London SW1E 5BY, United Kingdom.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5. OPERATING RESULTS

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

Overview

Arqit is a cybersecurity company that has pioneered a unique symmetric key agreement technology which makes the communications links of any networked device or data at rest secure against current and future forms of cyber attack — even an attack from a quantum computer. Arqit delivers its symmetric key agreement technology via its QuantumCloudTM.

QuantumCloudTM is a software platform as a service that creates unbreakable software encryption keys that are low cost and easy to use within existing information technology standards with no new hardware and no major software upgrades or “rip and replace” required.

The software has potentially universal application to every edge device and cloud machine in the world. The security proofs for the design aspects of the key-establishment protocols used to enable symmetric key agreement over classical IP network infrastructures within QuantumCloudTM were independently assured in 2022 by the University of Surrey, which is accredited as a Centre of Excellence for Cyber Security by the UK Government’s National Cyber Security Centre. Arqit believes that its symmetric key agreement platform is compliant with the NSA Commercial Solutions for Classified Symmetric Key Management Requirements Annex 1.2 which dictates how Government agencies can incorporate quantum-safe symmetric key protections into solutions which use off-the-shelf commercial products to protect classified networks.

Arqit’s technology combines world-leading innovation in two areas: the secure distribution of replicated entropy to data centers and a software agent that can be downloaded onto any device and makes the use of symmetric key encryption a scalable business model.

●	As part of the background technology that allows Arqit’s software agent to operate at end points, identical sets of random numbers (“replicated entropy”) must be delivered securely and frequently to data centers. Replicated entropy is an important constituent part of Arqit’s QuantumCloud™ product. Arqit developed a propriety method for the secure distribution of replicated entropy to data centres using classical digital hardware and software elements.

●	A second innovation is a small software agent downloaded from the QuantumCloud™ onto any form of device or integrated into any piece of software. By exchanging information with the QuantumCloud™, which moderates a key agreement process with all parties involved in a unique way, this software agent is able to create new symmetric encryption keys in partnership with any other device or cloud machine, or in large groups of devices. Keys are never “delivered”, they are created, and so they cannot be intercepted. They are created at the end points in a manner that means they can never be known by a third party, and can be used once if necessary and replaced infinitely. Once created, the keys cannot be broken even by a universal quantum computer in a usable time period, estimated to be in excess of millions of years.

Arqit began commercializing its products in the fiscal year ended September 30, 2021. Arqit has already signed contracts for its services with large companies and government institutions. Arqit sold its product to select early customers on a master distribution agreement basis, an enterprise license basis and as a platform as a service, including BT plc, AUCloud and Nine23. Arqit announced in December 2022 that it will focus on selling its products on a Platform as a Service basis, primarily through channel partners and distributors, which is expected to generate annual recurring revenue. Arqit platform as a service will be sold as standardized products to specific target markets or a Private Instance to customers to require control of the end-to-end technology. Arqit has announced channel partnerships and distribution agreements with Juniper, Fortinet, AWS, TraxPay, Exclusive Networks, Sierra Nevada Corporation Mission Systems UK, SecureCloud+, DETASAD, Advanced International Electronic Equipment Company, and Carahsoft through which it will sell directly and indirectly to end customers. Arqit is currently engaged in discussions with additional customers, channel partners and distributors.

The Business Combination

Arqit Limited was incorporated in England in 2017.  In September 2021, the Company completed the Business Combination pursuant to which the Company merged with and into Centricus Acquisition Corp., with the Company surviving the merger, and the security holders of Centricus Acquisition Corp. (other than those who elected to redeem their ordinary shares) became security holders of the Company, and the Company acquired all of the issued and outstanding share capital of Arqit Limited from the shareholders of Arqit Limited in exchange for ordinary shares of the Company, such that Arqit Limited is a direct wholly owned subsidiary of the Company.

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

Valuation of Warrants

Pursuant to the guidance in IFRS 9 (Financial Instruments), Arqit has determined that its Business Combination Warrants should be classified as derivative liabilities measured at fair value on its statement of financial position, with any changes in fair value to be reported each period in earnings on its statement of comprehensive income.  As a result of the recurring fair value measurement, Arqit’s financial statements may fluctuate quarterly, based on factors which are outside of its control. Due to the recurring fair value measurement, Arqit expects that it will recognize non-cash gains or losses on its Business Combination Warrants each reporting period and that the amount of such gains or losses could be material.

Technologically Advanced Product Portfolio

Arqit has invented a unique symmetric key agreement technology which makes the communications links of any networked device secure against current and future forms of cyber attack — even an attack from a quantum computer. Arqit’s product, called QuantumCloud™, creates unbreakable software encryption keys that are low cost and easy to use. Arqit’s software is fulfilled from the cloud requiring no extra infrastructure or hardware on the part of the customer. Its products have broad application across industries, including 5G networks, connected autonomous vehicles, national security and financial services network security. Arqit’s future success will be dependent on its ability to continue to execute against its product roadmap.

Commencement of Commercialization and Partnerships

Arqit is early in the process to generate material revenues through the commercialization of its products, and in December 2022 began transitioning its distribution model from an enterprise license model to distribution through channel partners. Arqit ultimately achieving profitability is dependent upon the successful development, commercial introduction and acceptance of its products, the continued interest of potential customers in its products and the successful negotiation of contracts with those customers. Should Arqit’s assumptions about the commercialization of its encryption technology prove overly optimistic or if Arqit is unable to develop, obtain or progress its partnerships, Arqit may fail to generate operating cash flow and may incur delays in its ability to achieve profitability. This may also lead Arqit to make changes to its commercialization plans, which could result in cost overruns or unanticipated delays, which could in turn adversely impact margins and cash flows.

Satellite Infrastructure

In December 2022 Arqit updated its technology strategy to eliminate quantum satellites and the associated ground infrastructure from its core QuantumCloudTM product offering.  See “Item 4.B. Business Overview - Satellite Infrastructure.”

In connection with this update, Arqit is planning to sell or otherwise monetize its quantum satellite currently under construction.  During the fiscal year ended September 30, 2023, Arqit reclassified its satellite assets from “intangible assets” to “assets classified as held for sale”, in connection with which it recognised an impairment loss of $17.6 million. Arqit intends to continue to perform under its satellite construction contracts with the European Space Agency and QinetiQ Space NV until such time as final determination of how to proceed with its satellite under development, and income and expenses from those contracts will be recognised by Arqit as “other operating income” as part of “profit on discontinued operations” in its statement of comprehensive income, however recognition of significant future other operating income associated with the satellite asset held for sale is uncertain. If Arqit fails to sell its satellite currently under construction, it may be required to recognise further impairment losses, write off capitalized satellite costs or incur breakage fees under certain of its contracts related to satellite construction obligations.

Market Trends

Arqit believes there will be a transformation in the cyber encryption industry over the next decade as PKI, the most widely-used encryption technology, is becoming less secure as new technologies develop, and is not secure against quantum computers, which are expected to become available within the next few years. Arqit anticipates that there will be robust demand for its products as consumers, businesses and governments across all geographies and industries will need to replace the existing cyber encryption technology used in almost all electronic interfaces in order to maintain cyber security and that, as a result, there is significant market opportunity for Arqit’s more secure cyber encryption products. Gartner estimates that the global addressable market for information security services will be $289 billion by the end of 2027.

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

Impact of the COVID-19 Pandemic

Given the nature of its products and business operations, the COVID-19 pandemic did not have any material impact, positive or negative, on Arqit’s business during the periods under review.

Key Components of Statement of Comprehensive Income

Basis of Presentation

Currently, Arqit conducts business through one operating segment, which is the provision of cybersecurity services. Prior to July 2021, Arqit was a pre-revenue company and as of the date of this Annual Report, it still has only limited commercial operations relating to its core product — QuantumCloud™. Its activities to date have been conducted in the United Kingdom and the United States of America. Arqit’s historical results are reported in IFRS.

Revenue

Arqit commenced commercialization and began generating revenue in the fiscal year ended September 30, 2021 through QuantumCloud™ — its core product. The majority of revenue is expected to be derived from the sale of QuantumCloud™ and other related services through channel partners.

Other income

Other income relates to income from the sale of property, plant and equipment.

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

Impairment Loss on Trade Receivables and Contract Assets

During the year ended September 30, 2023, Arqit incurred impairment loss on trade receivables and contract assets as a result of impairment recognized in connection with a provision for amounts owed to Arqit by Virgin Orbit Inc, which has filed for bankruptcy in the U.S.

Impairment Losses on Intangible Assets

During the fiscal year ended September 30, 2023, Arqit reclassified its satellite assets from “intangible assets” to “assets classified as held for sale”, and in connection with this reclassification, Arqit recognized an impairment loss on its satellite assets.

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

Change in Fair Value of Warrants

Arqit’s Business Combination Warrants are classified as financial liabilities at fair value, and the change in the fair value of the warrants is reflected in Arqit’s consolidated statement of comprehensive income. A valuation of the warrants was performed as of each period end, and the difference between the two valuations is non-cash profit or loss that is reflected in Arqit’s consolidated statement of comprehensive income.

Finance Costs

Finance costs relate to interest costs on agreements subject to accounting recognition and measurement in accordance with IFRS 16 (Leases).

Finance costs for the year ended September 30, 2021 also related to the accounting recognition and measurement of Arqit’s £3,500,000 convertible loan notes issued June 21, 2019 and November 6, 2019 (the “Series B convertible loan notes”) in line with the requirements of IFRS, which were converted to equity in connection with the completion of the Business Combination and are no longer outstanding.

The Series B convertible loan notes had a 0% interest rate and were redeemable at the principal amount plus an amount equal to 20% of such principal amount at any time on or after the maturity date. As the Series B convertible loan notes were redeemable at the request of the holder and convertible into a variable number of equity instruments, they were treated as a financial liability in accordance with IFRS International Accounting Standards (“IAS”) 32. At initial recognition on day one, the Series B convertible loan notes were measured at fair value, calculated by applying the prevailing market interest rate at the time of issue, for similar non-convertible debt. As the discount unwound over the period from subscription date to maturity date, it was reflected as finance costs in Arqit’s statement of comprehensive income.

Finance income

Finance income is related to bank interest income from Arqit’s deposits of cash and cash equivalents.

Profit from Discontinued Operations

Profit from discontinued operations is the profit from Arqit’s satellite assets classified as held for sale, and includes other operating income from Arqit’s ESA contract net of administrative expenses associated with its satellite construction activities. Arqit previously reported income from its agreement with the European Space Agency (“ESA”) for the partial funding of the construction of its satellites as “other operating income” as a component of “operating profit/(loss)”, however during the fiscal year ended September 30, 2023, Arqit reclassified its satellite assets from “intangible assets” to “assets classified as held for sale”, and therefore income from the ESA agreement has been reclassified by Arqit as a component of “profit on discontinued operations” in its statement of comprehensive income for the fiscal year ended September 30, 2023. Corresponding reclassifications have also been made to the statements of comprehensive income for the fiscal years ended September 30, 2022 and 2021.

Results of Operations

Comparison of the Years Ended September 30, 2023 and 2022

The following table presents Arqit’s historic operating results:

	Year ended	Year ended
	September 30, 2023	September 30, 2022	Variance
	$'000	$'000	$'000%
Revenue	640	7,212	(6,572)	(91)%
Other income	53	—	53	—%
Administrative expenses	(55,201)	(70,977)	15,776	(22)%
Impairment loss on trade receivables and contract assets	(12,335)	—	(12,335)	—%
Impairment losses on intangible assets	(17,601)	—	(17,601)	—%
Operating (loss)/profit	(84,444)	(63,765)	(20,679)	32%
Change in fair value of warrants	10,638	117,394	(106,756)	(91)%
Finance costs	(284)	(221)	(63)	28%
Finance income	41	—	41	—%
(Loss)/profit before tax	(74,049)	53,408	(127,457)	(239)%
Income tax	141	—	141	—%
(Loss)/proft from continuing operations	(73,908)	53,408	(127,316)	(238)%
Profit from discontinued operations	3,515	11,667	(8,152)	(69)%
(Loss)/profit for the financial year	(70,393)	65,075	(135,468)	(208)%

Revenue

Revenue decreased by $6.572 million from $7.212 million for the year ended September 30, 2022 to $0.640 million for the year ended September 30, 2023. The decrease was due to the time required to establish revenue generation through channel partnerships following Arqit’s change in sales model from primarily enterprise sales to sales through channel partners during the year ended September 30, 2023.

Other income

Other income increased by $0.53 million for the year ended September 30, 2023 from $nil for the year ended September 30, 2022. Other income related to the sale of property, plant and equipment.

Administrative Expenses

The following table summarizes Arqit’s administrative expenses for the periods presented:

	Year ended	Year ended
	September 30, 2023	September 30, 2022	Variance
	$'000	$'000	$'000%
Staff costs	24,187	21,148	3,039	14%
Capitalisation of staff costs	(1,956)	(4,920)	2,964	(60)%
Professional fees	12,415	6,355	6,060	95%
Property costs	2,289	754	1,535	204%
Share based compensation	14,118	21,742	(7,624)	(35)%
Depreciation	2,543	1,292	1,251	97%
Amortisation of intangible assets	91	—	91	—%
Foreign exchange	(8,764)	13,535	(22,299)	(165)%
Other administrative costs	10,278	11,071	(793)	(7)%
	55,201	70,977	(15,776)	(22)%

Total administrative expenses have decreased by $15.776 million from $70.977 million for the year ended September 30, 2022 to $55.201 million for the year ended September 30, 2023. The decrease was primarily the result of decreases in foreign exchange due to the difference in year end rates as at September 30, 2023 and September 30, 2022, and decreases in share based compensation as a result of the switch to the RSU scheme in the year ended September 30, 2022. These decreases were partially offset in part by increases in professional fees and staff costs.

Impairment Loss on Trade Receivables and Contract Assets

Arqit incurred impairment loss on trade receivables and contract assets of $12.3 million for the year ended September 30, 2023 as a result of impairment recognised in connection with a provision for amounts owed to Arqit by Virgin Orbit Inc., which has filed for bankruptcy in the U.S. No impairment loss on trade receivables and contract assets was recognized for the year ended September 30, 2022.

Impairment Losses on Intangible Assets

Arqit incurred impairment losses on intangible assets of $17.6 million for the year ended September 30, 2023 as a result of impairment recognised in connection with the reclassification of its satellite assets from “intangible assets” to “assets classified as held for sale”.  No impairment losses on intangible assets were recognized for the year ended September 30, 2022.

Change in Fair Value of Warrants

The change in fair value of Business Combination Warrants represents the difference in valuation of Arqit’s warrants as of September 30, 2023, compared with the valuation as of September 30, 2022, which was non-cash profit of $10.638 million for the year ended September 30, 2023, compared with a non-cash profit of $117.394 million for the year ended September 30, 2022.

Finance Costs

Finance costs increased by $0.063 million from $0.221 million for the year ended September 30, 2022 to $0.284 million for the year ended September 30, 2023. The increase was due to a new lease being signed for the U.S. office in the year resulting in higher finance costs.

Finance income

Finance income increased to $0.041 million for the year ended September 30, 2023 from $nil for the year ended September 30, 2022. Finance income for the year ended September 30, 2023 related to bank interest income from Arqit’s deposits of cash and cash equivalents.

Profit from Discontinued Operations

Profit from discontinued operations decreased by $8.152 million from $11.667 million for the year ended September 30, 2022 to $3.515 million for the year ended September 30, 20233. During the year ended September 30, 2023, Arqit reached fewer revenue recognition milestones under the ESA contract, compared with the number of milestones during the year ended September 30, 2022.

Comparison of the Years Ended September 30, 2022 and 2021

The following table presents Arqit’s historic operating results:

	Year ended	Year ended
	September 30, 2022	September 30, 2021	Variance
	$'000	$'000	$'000%
Revenue	7,212	48	7,164	14,925%
Administrative expenses	(70,977)	(14,559)	(56,418)	388%
Reverse acquisition expense	—	(155,460)	155,460	—
Nasdaq listing expense	—	(2,590)	2,590	—
Operating (loss)/profit	(63,765)	(172,561)	108,796	(63)%
Change in fair value of warrants	117,394	(98,090)	215,484	(220)%
Finance costs	(221)	(1,078)	857	(79)%
Profit/(loss) before tax	53,408	(271,729)	325,138	(120)%
Profit/(loss) from continuing operations	53,408	(271,729)	325,138	(120)
Profit from discontinued operations	11,667	—	11,667	—
Profit/(loss) for the financial year	65,075	(271,729)	336,805	(124)%

Revenue

Revenue increased by $7.164 million from $0.048 million for the year ended September 30, 2021 to $7.212 million for the year ended September 30, 2022. The increase was primarily due to the continued ramp up of Arqit’s commercial operations during the year ended September 30, 2022.

Administrative Expenses

The following table summarizes Arqit’s administrative expenses for the periods presented:

	Year ended	Year ended
	September 30, 2022	September 30, 2021	Variance
	$'000	$'000	$'000%
Staff costs	21,148	10,936	10,212	93%
Capitalisation of staff costs	(4,920)	(3,478)	(1,442)	41%
Professional fees	6,355	4,733	1,622	34%
Property costs	754	187	567	303%
Share based compensation	21,742	165	21,577	13,077%
Depreciation	1,292	53	1,239	2,338%
Foreign exchange	13,535	623	12,912	2,073%
Other administrative costs	11,071	1,340	9,730	725%
	70,977	14,559	56,418	388%

Total administrative expenses have increased by $56.418 million from $14.559 million for the year ended September 30, 2021 to $70.977 million for the year ended September 30, 2022.

The increase was in part due to an increase in share based compensation expense of $21.742 million as the result of the granting of restricted share units (“RSUs”) to employees and an increase in foreign exchange expense of $13.535 million as the result of market fluctuations from trading in different currencies. In addition, personnel-related costs increased by $10.212 million (across all administrative functions), reflecting an increase in head count to support the expansion and growth of Arqit’s business.

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

Change in Fair Value of Warrants

The change in fair value of Business Combination Warrants represents the difference in valuation of Arqit’s warrants as of September 30, 2022, compared with the valuation as of September 30, 2021, which was non-cash profit of $117,394 million for the year ended September 30, 2022, compared with non-cash loss of $98.090 million for the year ended September 30, 2021.

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

Profit from Discontinued Operations

Profit from discontinued operations increased by $11.667 million in the year ended September 30, 2022 from nil for the year ended September 30, 2021.  During the year ended September 30, 2020, Arqit met milestones under the ESA contract which permitted it to recognize project revenue during that period, compared with no revenue recognition during the year ended September 30, 2021.

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

Credit Risk

Credit risk is the risk of financial loss where counterparties are not able to meet their obligations. Arqit’s policy is that surplus cash, when not used to pay liabilities, is placed on deposit with its main relationship banks and with other banks or money market funds based on a minimum credit rating of A3/A- and maximum exposure.  There is no significant concentration of risk to any single counterparty.  Arqit considers that the credit quality of the various receivables is good in respect of the amounts outstanding and therefore credit risk is considered to be low. There is no significant concentration of risk.  The carrying amount of financial assets, represents Arqit’s maximum exposure to credit risk at the reporting date assuming that any security held has no value.

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

In the period under review, Arqit has funded its operations, capital expenditure and working capital requirements through public offerings of its securities including proceeds from (1) completion of the business combination in September 2021, (2) sales of ordinary shares under its ATM Program (as defined below) and (3) sales of ordinary shares in registered direct offerings in February 2023 and September 2023. Historically, Arqit also funded its operations from capital contributions, loans and borrowings from certain venture investors and grants from the UK government’s Future Fund, including convertible loan notes that were converted into ordinary shares in connection with the Business Combination. Arqit’s primary uses of liquidity in the period under review have been working capital requirements as it continues to increase commercialization of its products.

In December 2022, Arqit filed a registration statement on Form F-3 in order to establish an at-the-market equity offering program (the “ATM Program”) pursuant to which it may issue and sell ordinary shares with an aggregate offering price of up to $30.0 million.  Arqit has no obligation to sell any such shares under its ATM Program. Actual sales will depend on a variety of factors to be determined by the Group from time to time, including, among others, whether additional capital is required, market conditions, the trading price of Arqit’s ordinary shares, determination of the appropriate sources of funding for the Group, and potential uses of available funding. Arqit intends to use the net proceeds from the offering of such shares, if any, for general corporate purposes. In the year ended September 30, 2023, Arqit issued 7,814,459 shares under the ATM Program, generating proceeds to the Company before fees and expenses of approximately $11.5 million.

In February 2023, Arqit completed a registered direct offering in which it sold 10,000,000 ordinary shares, together with warrants to purchase 7,500,000 ordinary shares (the “February 2023 Investor Warrants”) at a combined purchase price of $2.00 per share and accompanying warrant, generating proceeds to the Company before fees and expenses of approximately $20.0 million. The February 2023 Investor Warrants have an exercise price of $2.00 per share, are currently exercisable and will expire on February 22, 2028. In addition, in connection with the February 2023 registered direct offering Arqit issued warrants to purchase 550,000 ordinary shares (the “February 2023 Placement Agent Warrants”) to H.C. Wainwright & Co., LLC or its designees. The February 2023 Placement Agent Warrants have an exercise price of $2.50 per share, are currently exercisable and will expire on February 22, 2028.

In September 2023, Arqit completed a registered direct offering in which it sold 20,755,677 ordinary shares, together with warrants to purchase 20,755,677 ordinary shares (the “September 2023 Investor Warrants”) at a combined purchase price of $0.78 per share and accompanying warrant, generating proceeds to the Company before fees and expenses of approximately $16.2 million. The September 2023 Investor Warrants have an exercise price of $0.78 per share, are currently exercisable and will expire on September 12, 2028. In addition, in connection with the September 2023 registered direct offering Arqit issued warrants to purchase 705,128 ordinary shares (the “September 2023 Placement Agent Warrants”) to H.C. Wainwright & Co., LLC or its designees. The September 2023 Placement Agent Warrants have an exercise price of $0.975 per share, are currently exercisable and will expire on September 8, 2028. The September 2023 registered direct offering included the sale of 7,935,164 ordinary shares, together with 7,935,164 September 2023 Investor Warrants at a combined offering price of $0.78 per ordinary share and accompanying warrant to existing shareholders Heritage Assets SCSP, Ropemaker Nominees Limited and Carlo Calabria. Arqit director Manfredi Lefebvre d’Ovidio has sole investment and voting power over the shares held by Heritage Assets SCSP, and Arqit director Stephen Chandler is on the investment committee of Notion Capital Managers LLP, which is the beneficial owner of the Company shares held by Ropemaker Nominees Limited, and Carlo Calabria is an Arqit director. See “Item 7.B. Related Party Transactions.”

Cash Flows Summary

The following table shows a summary of Arqit’s cash flows for the years ended September 30, 2023 and 2022 and 2021.

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2023	2022	2021
Net cash generated from/(used in):	$'000	$'000	$'000
Operating activities	(32,825)	(26,719)	(24,035)
Investing activities	(16,082)	(24,432)	(9,305)
Financing activities	44,853	22,176	120,105
Net (decrease) increase in cash and cash equivalents	(4,054)	(28,975)	86,765

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

During the year ended September 30, 2023 cash used in operating activities was $32.825 million. The primary factors affecting operating cash flows during the period were a net loss of $74.049 million and adjustments for non-cash items of $37.708 million.

During the year ended September 30, 2022 cash used in operating activities was $26.720 million. The primary factors affecting operating cash flows during the period were a net profit of $53.408 million and adjustments for non-cash items of $91.796 million.

During the year ended September 30, 2021 cash used in operating activities was $24.035 million. The primary factors affecting operating cash flows during the period were a net loss of $271.729 million, and adjustments for non-cash items of $253.769 million.

Arqit’s non-cash items primarily consist of fair value movement on warrant valuation, listing service expense, share-based charges and depreciation, while movements in working capital are primarily driven by changes in trade and other payables.

Cash Flows Used in Investing Activities

Net cash used in investing activities was $16.082 million for the year ended September 30, 2023, compared with $24.432 million for the year ended September 30, 2022 and $9.305 million for the year ended September 30, 2021. The year over year increase between 2021 and 2022 was primarily attributable to the costs incurred in the development of intangible fixed assets.  The decrease in cash used in investing activities between 2022 and 2023 was as a result of lower capital expenditure on property, plant, and equipment and lower staff costs capitalized into the development of intangible fixed assets.

Cash Flows Generated from Financing Activities

Net cash generated from financing activities was $44.853 million for the year ended September 30, 2023, compared with $22.176 million for the year ended September 30, 2022 and $120.105 million for the year ended September 30, 2021. Net cash provided by financing activities for the year ended September 30, 2023 was primarily related to proceeds from the Company’s issuance of shares under its ATM Program and in registered direct offerings in February 2023 and September 2023. Net cash provided by financing activities for the year ended September 30, 2022, was limited to proceeds from shares issued upon the exercise of Business Combination Warrants, and net cash provided by financing activities for the year ended September 30, 2021 was related to funds raised in connection with the Business Combination.

5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Arqit’s policy regarding research and development expenses is consistent with the requirements of IAS 38. Research costs are expensed as incurred through the income statement, while development costs are capitalized after technical and commercial feasibility of the asset for sale or use have been established. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.

For the periods ended September 30, 2023, 2022 and 2021, there were no research costs reflected in the statement of comprehensive income. This is primarily due to the research phase being deemed as complete in 2018. For all periods presented, eligible costs have been treated as development costs and capitalized. As described in the “Risk Factors” section and elsewhere in this Annual Reports, government regulations and policies can make developing or marketing our technologies expensive or uncertain due to various restrictions. See “Item 3. Key Information—3.D. Risk Factors” and “Item 4. Information on the Company—4.B. Business Overview—Government Regulation.” For further information on our research and development policies and additional product information, see “Item 4. Information on the Company— 4.B. Business Overview.”

5.D. TREND INFORMATION

Other than as described in Item 3.D. “Risk Factors” and in Item 5.A. “Operating Results—Key Factors Affecting Operating Results—Market Trends” of this Annual Report, which are incorporated by reference herein, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our year ended September 30, 2023 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Capitalization of Development Costs

Arqit capitalizes costs for product development projects. Initial capitalization of costs is based on management’s judgement that technological and economic feasibility is confirmed, usually when a product development project has reached a defined milestone according to an established project management model, and all other recognition criteria within IAS 38 can be demonstrated. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation of the project, discount rates to be applied and the expected period of benefits. At September 30, 2023, the carrying amount of capitalized development costs were $3.414 million, compared with $40.291 million at September 30, 2022 and $18.235 million at September 30, 2021.

Share-Based Compensation

Estimating fair value for share-option payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity settled transactions with employees at the grant date, Arqit uses a Black Scholes valuation. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in the notes to Arqit’s audited consolidated financial statements.

Compensation expense for RSUs is determined based upon the market price of the shares underlying the awards on the date of the grant and expensed over the vesting period, which is generally a one to five year service period. The compensation expense is adjusted based on actual forfeitures.

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

Assets held for sale

Arqit’s management uses its professional judgement based on offers and commercial appraisal. As at September 30, 2023, assets held for sale are recognized at fair value less costs to sell. Judgement is required when estimating expected fair value until any sale is contractually concluded. Changes in the economic environment or other facts and circumstances may cause revisions to these assumptions and could result in a material change to the realizable value of Arqit’s assets held for sale within the next financial year.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

The following persons serve as Arqit’s directors and executive officers. For biographical information concerning the directors and executive officers, see below.

Name	Age	Position
David Williams	54	Executive Chairman, Founder and Chief Executive Officer
David Bestwick	58	Co-Founder and Chief Technology Officer
Nick Pointon	53	Chief Financial Officer and Executive Director
Manfredi Lefebvre d’Ovidio	70	Senior Independent Director
Carlo Calabria	63	Director
Stephen Chandler	54	Director
Garth Ritchie	55	Director
Paul Feenan	50	Chief Revenue Officer
Dr. Daniel Shiu	54	Chief Cryptographer
Patrick Willcocks	55	General Counsel and Corporate Secretary

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

Manfredi Lefebvre d’Ovidio is Vice Chairman and senior independent director of Arqit. Mr. Lefebvre d’Ovidio is Chairman of Heritage Group, a diversified conglomerate with interests in the cruise industry, property and financial investments. Mr. Lefebvre d’Ovidio assumed the role of Executive Chairman of Silversea Cruises from 2001 until 2020. During this period, Mr. Lefebvre d’Ovidio transformed Silversea Cruises from a cruise line with five vessels to a market leader covering over 900 destinations worldwide. Further, he expanded the product range of Silversea Cruises by adding an expedition fleet, which quickly became a leader in luxury expedition cruising as well. In 2018, Heritage Group sold two-thirds equity stake of Silversea Cruises to Royal Caribbean Cruises Ltd. for approximately $1 billion. In 2019, Heritage Group acquired a majority stake in the high-end tour operator Abercrombie & Kent. Manfredi Lefebvre d’Ovidio serves as Executive Chairman of A&K Travel Group Ltd, and has led the expansion of the group both internally and externally, notably with the acquisition of Cox & Kings and more recently (in June 2022) with the acquisition of the cruise ships Crystal Serenity and Crystal Symphony in addition to the Crystal Cruises brand. Mr. Lefebvre d’Ovidio serves as the Vice Chairman of the Monaco Chamber of Shipping, Vice Chairman of the World Travel and Tourism Council, and has held a number of key roles in Cruise Lines International Association, including European Chairman, Member of the Global Executive Committee, and Chairman from 2007 to 2013. Mr. Lefebvre d’Ovidio was honored by being awarded the rank of Knight of the Order of Saint Charles and Grimaldi by H.S.H. Prince Albert II of Monaco, and has been Honorary Consul of Ecuador in Monaco since April 2019.

Carlo Calabria is a member of the board of directors of Arqit. Mr. Calabria has close to four decades of experience in the financial services sector and has held multiple senior leadership positions at some of the world’s largest financial institutions. In 2012, he founded CMC Capital Limited, an investment banking boutique specializing in mergers and acquisitions and debt restructuring, which he led until 2016, and then returned in 2021. Mr. Calabria is a mergers and acquisitions expert with vast experience across different sectors and regions. In 2016, he joined Barclays as Chairman of M&A and then served as Head of Banking for Barclays Europe from 2016 to 2020 and was responsible for investment banking activities in Continental Europe and Central and Eastern Europe, Middle East and Africa. Prior to joining Barclays, he served as Head of International M&A, first at Credit Suisse and then at Merrill Lynch from 2006 to 2011. Prior to this, Mr. Calabria worked at Credit Suisse from 1990 to 2006 and began his investment banking career at Morgan Grenfell & Co. Ltd in 1983. Mr. Calabria holds a Master of Arts (Honors) in Economics from Rome University, La Sapienza.

Stephen Chandler is a member of the board of directors of Arqit. Mr. Chandler is an entrepreneur, investor and company builder, with 20 years of experience in forming, funding, running, advising and investing in technology businesses. Mr. Chandler is a co-founder of several businesses with involvement in many more. Since 2009 he has been the Co-founder and Managing Partner at Notion Capital, a venture capital firm focused on Cloud Computing and Software-as-a-Service. Following an early career at Deloitte and then UBS, he was the Chief Financial Officer at MessageLabs, a cyber security company, through to its acquisition by Symantec in 2008. He is a current or former board director of several growing tech companies, including GoCardless, Griffin, Paddle, Pana seer, Novatiq and Virtual Stock. Mr. Chandler is a qualified Chartered Accountant and holds a Bachelor of Arts (Honors) in Accounting & Economics from the University of Exeter.

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

Dr. Daniel Shiu has served as the Chief Cryptographer of Arqit since 2021. Prior to joining Arqit, Dr. Shiu worked for the UK’s intelligence, cyber and security agency GCHQ for 19 years. He was the UK’s first National Technical Authority for Cryptographic Design and Quantum Information Processing and was part of the National Technical Authority function, assumed by the new National Cyber Security Centre (NCSC). He was responsible for briefing the Government’s Chief Scientific Adviser in Crypto mathematical matters. Dr. Shiu also served as Head of the Heilbronn Institute for Mathematical Research (HIMR) and represented GCHQ in co-directing the National Quantum Technologies Program. In 2023, Daniel Shiu was elected to the National Security Committee of the techUK trade body for which he undertakes duties for the sovereign skills subgroup. Throughout his career, Dr. Shiu’s has received multiple prizes, including an international, annual award for best crypto-mathematician and on three separate occasions an international award for the best cryptanalytic achievement of the year. He has a BSc (Honors) and ARCS in Mathematics from Imperial College London, and a DPhil in Mathematics from the University of Oxford (Pembroke College).

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

6.B. COMPENSATION

Historical Executive Officer and Director Compensation

The aggregate cash compensation paid by Arqit and its subsidiaries to its executive officers and directors for the year ended September 30, 2023 was $3,056,583. This amount includes $112,275, set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

As of September 30, 2023, 1,519,980 options to purchase ordinary shares and 1,474,953 RSUs had been granted to Arqit’s executive officers and directors.  During the year ended September 30, 2023, 422,463 shares were issued to Arqit’s executive officers and directors in connection with the vesting of RSUs, and 76,772 options granted to Arqit’s executive officers and directors vested.

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

The aggregate number of ordinary shares available for issuance under the Incentive Award Plan, excluding awards granted, is equal to 8.4% of the sum of the total number of issued and outstanding ordinary shares as of November 17, 2023, which equals an aggregate pool of 17.4 million ordinary shares. Prior to the completion of the Business Combination, Arqit Limited granted options over Arqit Limited ordinary shares to its employees, consultants and advisors. The holders of each of these options agreed to exchange these options for equivalent options to acquire ordinary shares, 6,303,402 of which remain outstanding as of September 30, 2023, which were issued under amended option agreements with terms consistent with the Incentive Award Plan.  In addition, 2,784,610 restricted shares units (net of forfeitures) were granted during the year ended September 30, 2023, leaving 3,966,134 ordinary shares available for issuance in respect of future grants of awards under the Incentive Award Plan. The compensation committee may make grants of awards under the Incentive Award Plan to key employees, in forms and amounts to be determined by the compensation committee based on the recommendations of an independent compensation consultant.

6.C. BOARD PRACTICES

Board Composition

Director Independence

The Nasdaq corporate governance rules require that a majority of the board of directors be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, stockholder, or officer of an organization that has a relationship with the listed company). Arqit has six directors, four of whom – directors Calabria, Chandler, d’Ovidio, and Ritchie – the board has determined qualify as independent directors as defined in the Nasdaq corporate governance rules.

Classes of Directors

The board of directors is divided into three staggered classes of directors. At each annual meeting of its shareholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring, as follows:

•	the Class I director is Stephen Chandler;
•	the Class II directors include Nick Pointon and Carlo Calabria; and
•	the Class III directors include David Williams, Manfredi Lefebvre d’Ovidio and Garth Ritchie.

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

Audit Committee

Listing Requirements

As permitted by Nasdaq Listing Rules, we have elected as a “foreign private issuer" to follow home country corporate governance practices with respect to our audit committee composition in lieu of the otherwise applicable Nasdaq corporate governance requirements.  Under Nasdaq corporate governance rules, we are still required to maintain an audit committee consisting of independent directors.

The audit committee is comprised of Stephen Chandler and Garth Ritchie. Stephen Chandler serves as the chairperson of the audit committee. All members of the audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate governance rules. The board of directors has determined that Stephen Chandler is an audit committee financial expert as defined by the SEC rules and is financially literate as defined by Nasdaq corporate governance rules.

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

Nominations and Corporate Governance Committee

Arqit’s nominations and corporate governance committee is comprised of Manfredi Lefebvre d’Ovidio and Carlo Calabria. Manfredi Lefebvre d’Ovidio serves as the chairperson of the nominations and corporate governance committee. The board of directors adopted a nominations and corporate governance committee charter setting forth the responsibilities of the committee, which include:

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

Compensation Committee

Arqit’s compensation committee is comprised of Garth Ritchie and Carlo Calabria, all of whom are independent directors. Carlo Calabria serves as the chairperson of the compensation committee. The board of directors adopted a compensation committee charter setting forth the responsibilities of the committee.

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

Compensation Recovery Policy

We have adopted a compensation recovery policy to provide for the recovery of erroneously-awarded incentive compensation, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, final SEC rules and applicable listing standards.

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

6.D. EMPLOYEES

As of September 30, 2023, Arqit had 139 full-time employees based in the UK and 8 full-time employees based in the US, a majority of which are engaged in research and development and related functions. Arqit is highly dependent on human capital and a strong leadership team. It aims to attract, retain and develop staff with the skills, experience and potential necessary to implement its growth strategy.

6.E. SHARE OWNERSHIP

For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.” For information as to our equity incentive plans, see Item 6.B. “Director, Senior Management and Employees—Executive Officer and Director Compensation—Equity Compensation—Incentive Award Plan.”

6.F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of the Company as of November 17, 2023, by:

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

Beneficial ownership percentages are based on a total of 207,388,051 ordinary shares, which includes (i) 164,071,365 ordinary shares issued and outstanding as of November 17, 2023, (ii) 13,038,904 Business Combination Warrants, (iii) 7,500,000 February 2023 Investor Warrants, (iv) 550,000 February 2023 Placement Agent Warrants, (v) 20,755,677 September 2023 Investor Warrants, (vi) 705,128 September 2023 Placement Agent Warrants (vii) a total of 766,977 restricted share unit and option grants that are due to vest within 60 days of November 17, 2023. All of the Company’s outstanding warrants are currently exercisable.

		Approximate
		Percentage of
		Outstanding
	Number of	Ordinary
	Ordinary Shares	Shares
Five Percent Holders:
D2BW Limited(1)	30,322,651	14.6%
David Williams(2)	43,765,319	21.1%
David Bestwick(2)	37,777,116	18.2%
Ropemaker Nominees Limited(3)	20,011,538	9.6%
Heritage Assets SCSp.(4)	29,458,178	14.2%
Directors and Executive Officers(5)
David Williams(2)	43,765,319	21.1%
David Bestwick(2)	37,777,116	18.2%
Nick Pointon	*	*
Carlo Calabria(6)	2,967,076	1.4%
Stephen Chandler	*	*
Manfredi Lefebvre d’Ovidio(4)	29,469,428	14.2%
Garth Ritchie	158,522	*
Paul Feenan	*	*
Dr. Daniel Shiu	*	*
Patrick Willcocks	*	*
All directors and executive officers of the Company as a group .	84,422,701	40.7%

* Less than 1.0%.

(1)

The business address for D2BW Limited is Nova North, 7 Floor, 11 Bressenden Place, London SW1E 5BY, United Kingdom. David Williams and David Bestwick are the beneficial owners of D2BW Limited, and have shared investment and voting power over the shares held by D2BW Limited.

(2)

The business address for each of David Williams and David Bestwick is Nova North, 7 Floor, 11 Bressenden Place, London SW1E 5BY, United Kingdom. Includes 30,322,651 shares held by D2BW Limited and 1,000,000 shares held by the Williams and Bestwick Foundation, of which David Williams and David Bestwick are the beneficial owners and have shared investment and voting power.

(3)

The business address for Ropemaker Nominees Limited is 91 Wimpole Street, London W1G 0EF, United Kingdom. Notion Capital Managers LLP has sole investment and voting power over Ropemaker Nominees Limited’s shares. The investment decisions of Notion Capital Managers LLP are made by the majority vote of an investment committee comprised of five members, including Stephen Chandler. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of at least a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Based upon the foregoing analysis, no individual member of the investment committee of Notion Capital Managers LLP exercises voting or dispositive control over any of the securities over which it holds sole investment and voting power. Accordingly, Mr. Chandler is not deemed to have or share beneficial ownership of such shares. Includes 1,909,522 September 2023 Investor Warrants that are currently exercisable.

(4)

The business address for Heritage Assets SCSP is c/o Heritage Services SAM Attn: Cristina Levis, 7 Rue Du Gabian, 98000, Monaco. Includes (1) 11,653,049 shares, 6,266,667 Business Combination Warrants and 5,769,231 September 2023 Investor Warrants that are currently exercisable and held by Heritage Assets SCSP, over which Mr. Lefebvre d’Ovidio has sole investment and voting power, and (2) 11,250 shares held by Mr. Lefebvre d’Ovidio in his individual capacity.

(5)	The business address for each of the directors and executive officers of the Company is Nova North, 7 Floor, 11 Bressenden Place, London SW1E 5BY, United Kingdom.
(6)	Includes 256,411 September 2023 Investor Warrants that are currently exercisable.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of November 17, 2023, we had approximately 46 shareholders of record of our ordinary shares. We estimate that as of November 17, 2023, approximately 36.4% of our outstanding ordinary shares are held by two U.S. record holders. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

7.B. RELATED PARTY TRANSACTIONS

September 2023 Registered Direct Offering

On September 12, 2023 the Company completed a registered direct offering of its ordinary shares and warrants to purchase ordinary shares, in which Heritage Assets SCSP, Ropemaker Nominees Limited and Carlo Calabria purchased 7,935,164 ordinary shares, together with warrants to purchase up to 7,935,164 ordinary shares at a combined offering price of $0.78 per ordinary share and accompanying warrant. Company director Manfredi Lefebvre d’Ovidio has sole investment and voting power over the shares held by Heritage Assets SCSP, and Arqit director Stephen Chandler is on the investment committee of Notion Capital Managers LLP, which is the beneficial owner of the Company shares held by Ropemaker Nominees Limited, and Carlo Calabria is a director of the Company. The September 2023 Investor Warrants are currently exercisable at an exercise price of $0.78 per share.

Registration Rights Agreement

On September 3, 2021, Arqit, Centricus Heritage LLC, Adam M. Aron, Nicholas Taylor, the shareholders of Arqit Limited prior to the completion of the Business Combination and Heritage Assets SCSP entered into the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, among other things, subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders (as defined therein) may demand at any time or from time to time, that Arqit file a registration statement with the SEC to register the securities of Arqit held by such Holders. The Registration Rights Agreement also (i) provides the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions, and (ii) terminated the registration and shareholder rights agreement, dated as of February 3, 2021, among Centricus Acquisition Corp., Centricus Heritage LLC and the other “Holders” named therein.

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

On or around May 6, 2022, a putative class action lawsuit was filed against Arqit and certain of Arqit’s directors in the United States District Court for the Eastern District of New York (Case No. 1:22-cv-02604), asserting violations of federal securities laws under Sections 10(b), 14(a) and 20(a) of the Exchange Act (the “Federal Complaint”). The Federal Complaint generally alleges that Arqit and individual defendants made materially false and misleading statements relating to Arqit’s business prospects and projections. On September 8, 2023, the lead plaintiffs filed an amended version of the complaint (the “Federal Complaint”), which alleges the same general theory as the original complaint and asserts claims under Sections 10(b), 14(a), and 20(a) and Sections 11, 12(a)(2), and 15 of the Securities Act of 1933 (the “Securities Act”). On November 15, 2023, the court set a briefing schedule which requires the defendants to file their motion to dismiss by January 12, 2024. The lead plaintiffs’ response to the motion to dismiss is due on March 12, 2024, and defendants’ reply is due on April 26, 2024.

Similarly, on April 18, 2023, a putative class action was filed against Arqit and certain of its directors in the Supreme Court of the State of New York (Index No. 153555/2023) (the “State Court Action”). The State Court Action is based on nearly identical allegations as the Federal Complaint, and asserts claims under Sections 11, 12(a)(2), and 15 of the Securities Act. On October 2, 2023, the plaintiff filed an amended complaint, asserting the same causes of action as in the original state court complaint. On November 1, 2023, Defendants filed a motion to stay the State Court Action pending resolution of the federal action. The plaintiff’s response to the motion to stay is due on December 1, 2023.

Arqit believes it has strong defenses and intends to vigorously defend against the nearly identical claims in both the Federal Complaint and the State Court Action. The proceedings are subject to uncertainties inherent in the litigation process. Arqit cannot predict the outcome of this matter or estimate the possible loss or range of possible loss, if any.

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

ITEM 9. THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

Our ordinary shares and Business Combination Warrants are listed on The Nasdaq Capital Market under the symbols “ARQQ” and “ARQQW”, respectively.

9.B. PLAN OF DISTRIBUTION

Not Applicable.

9.C. MARKETS

Our ordinary shares and Business Combination Warrants are listed on The Nasdaq Capital Market under the symbols “ARQQ” and “ARQQW”, respectively.

9.D. SELLING SHAREHOLDERS

Not Applicable.

9.E. DILUTION

Not Applicable.

9.F. EXPENSES OF THE ISSUE

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. SHARE CAPITAL

Not Applicable.

10.B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The following description of the material terms of the securities of the Company includes a summary of specified provisions of the Articles. This description is qualified by reference to the Articles, which are attached as Exhibit 1.1 to this Annual Report.

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

Directors

Appointment and Removal

The Directors are divided into three classes designated as Class I, Class II and Class III, respectively. Directors were assigned to each class in accordance with a resolution or resolutions adopted by the board of Directors. At the 2024 annual general meeting of the Company, the term of office of the Class III Directors shall expire and Class III Directors shall be elected for a full term of three years. At the 2025 annual general meeting of the Company, the term of office of the Class I Directors shall expire and Class I Directors shall be elected for a full term of three years. At the 2026 annual general meeting of the Company, the term of office of the Class II Directors shall be elected for a full term of three years. At each succeeding annual general meeting of the Company, Directors shall be elected for a full term of three years to succeed the Directors of the class whose terms expire at such annual general meeting.

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

10.C. MATERIAL CONTRACTS

In December 2022, Arqit entered into an At-the-Market Offering Agreement pursuant to which H.C. Wainwright & Co., LLC agreed to act as sales agent in connection with Arqit’s ATM Program. Arqit has no obligation to sell any shares under its ATM Program. Actual sales will depend on a variety of factors to be determined by the Group from time to time, including, among others, whether additional capital is required, market conditions, the trading price of Arqit’s ordinary shares, determination of the appropriate sources of funding for the Group, and potential uses of available funding.

In February 2023, Arqit entered into a securities purchase agreement with investors pursuant to which it sold 10,000,000 ordinary shares, together with warrants to purchase 7,500,000 ordinary shares at a combined purchase price of $2.00 per share and accompanying warrant. The February 2023 Investor Warrants have an exercise price of $2.00 per share, are currently exercisable and will expire on February 22, 2028. In addition, in connection with the February 2023 registered direct offering Arqit issued warrants to purchase 550,000 ordinary shares to H.C. Wainwright & Co., LLC or its designees. The February 2023 Placement Agent Warrants have an exercise price of $2.50 per share, are currently exercisable and will expire on February 22, 2028.

In September 2023, Arqit entered into securities purchase agreements with investors pursuant to which it sold 20,755,677 ordinary shares, together with warrants to purchase 20,755,677 ordinary shares at a combined purchase price of $0.78 per share and accompanying warrant. The September 2023 Investor Warrants have an exercise price of $0.78 per share, are currently exercisable and will expire on September 12, 2028. In addition, in connection with the September 2023 registered direct offering Arqit issued warrants to purchase 705,128 ordinary shares to H.C. Wainwright & Co., LLC or its designees. The September 2023 Placement Agent Warrants have an exercise price of $0.975 per share, are currently exercisable and will expire on September 8, 2028. The September 2023 registered direct offering included the sale of 7,935,164 ordinary shares, together with 7,935,164 September 2023 Investor Warrants at a combined offering price of $0.78 per ordinary share and accompanying warrant to existing shareholders Heritage Assets SCSP, Ropemaker Nominees Limited and Carlo Calabria. Arqit director Manfredi Lefebvre d’Ovidio has sole investment and voting power over the shares held by Heritage Assets SCSP, and Arqit director Stephen Chandler is on the investment committee of Notion Capital Managers LLP, which is the beneficial owner of the Company shares held by Ropemaker Nominees Limited, and Carlo Calabria is an Arqit director. See “Item 7.B. Related Party Transactions.”

10.D. EXCHANGE CONTROLS

There is no exchange control legislation or regulation in the Cayman Islands, except by way of such as freezing of funds of, and/or prohibition of new investments in, certain jurisdictions subject to international sanction.

10.E. TAXATION

Certain Material U.S. Federal Income Tax Considerations

General

The following discussion summarizes certain United States federal income tax considerations generally applicable to the ownership and disposition of the Company’s ordinary shares and Business Combination Warrants (collectively referred to herein as the “Company Securities”) by U.S. Holders (as defined below). This discussion is limited to certain United States federal income tax considerations to beneficial owners of the Company Securities that hold such Company Securities as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion assumes that any distributions made (or deemed made) by the Company on the Company Securities and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of the Company Securities will be in U.S. dollars. This discussion does not address the U.S. federal income tax consequences to holders of any warrants other than the Business Combination Warrants.

This discussion is a summary only and does not describe all of the tax consequences that may be relevant to the ownership and disposition of the Company Securities by an investor in light of its particular circumstances, including but not limited to, the alternative minimum tax, the Medicare tax on net investment income and the different consequences that may apply to investors that are subject to special rules under U.S. federal income tax laws, including but not limited to:

•	banks, financial institutions or financial services entities;
•	broker-dealers;
•	taxpayers that are subject to the mark-to-market tax accounting rules;

•	tax-exempt entities;
•	governments or agencies or instrumentalities thereof;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	expatriates or former long-term residents of the United States;
•	persons that actually or constructively own five percent or more (by vote or value) of the Company’s shares;
•	persons that acquired the Company Securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;
•	persons that hold the Company Securities as part of a straddle, constructive sale, hedge, wash sale, conversion or other integrated or similar transaction;
•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;
•	controlled foreign corporations;
•	passive foreign investment companies; and
•

partnerships (or entities or arrangements classified as partnerships or other pass-through entities for U.S. federal income tax purposes) and any beneficial owners of such partnerships or other pass-through entities.

If a partnership (or other entity or arrangement classified as a partnership or other pass-through entity for United States federal income tax purposes) is the beneficial owner of the Company Securities, the United States federal income tax treatment of a partner, member or other beneficial owner in such partnership or other pass-through entity generally will depend on the status of the partner, member or other beneficial owner and the activities of the partnership or other pass-through entity. Partnerships and other pass-through entities holding the Company Securities, as well as partners, members or other beneficial owners of such partnerships or other pass-through entities, are urged to consult their own tax advisors regarding the tax consequences to them of the ownership and disposition of the Company Securities.

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

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE OWNERSHIP AND DISPOSITION OF THE COMPANY’S ORDINARY SHARES AND BUSINESS COMBINATION WARRANTS. EACH INVESTOR IN THE ORDINARY SHARES OR WARRANTS IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE OWNERSHIP AND DISPOSITION OF THE ORDINARY SHARES OR WARRANTS, INCLUDING THE APPLICABILITY AND EFFECT OF ANY UNITED STATES FEDERAL, STATE AND LOCAL, AND NON-UNITED STATES TAX LAWS.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of ordinary shares or Business Combination Warrants who or that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is subject to United States federal income tax regardless of its source; or
•

a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under Treasury regulations to be treated as a United States person (as defined in the Code).

Taxation of Distributions

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder generally will be required to include in gross income as dividends in the year actually or constructively received by the U.S. Holder the amount of any distribution of cash or other property (other than certain distributions of the Company’s shares or rights to acquire the Company’s shares) paid on the Company’s ordinary shares to the extent the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under United States federal income tax principles). Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its ordinary shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares (the treatment of which is described under “— Gain or Loss on Sale or Other Taxable Disposition of Ordinary Shares and Business Combination Warrants” below).

Dividends paid by the Company will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, dividends generally will be taxed as “qualified dividend income” at the lower applicable long-term capital gains rate (see “— Gain or Loss on Sale or Other Taxable Disposition of Ordinary Shares and Business Combination Warrants” below) only if the ordinary shares are readily tradable on an established securities market in the United States, certain holding period and at-risk requirements are met, the Company is not a PFIC in the taxable year in which the dividend was paid or in the previous year, and certain other requirements are met. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to the ordinary shares.

Gain or Loss on Sale or Other Taxable Disposition of Ordinary Shares and Business Combination Warrants

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of the ordinary shares or Business Combination Warrants (including a redemption of Business Combination Warrants that is treated as a taxable disposition). Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such ordinary shares or Business Combination Warrants exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder may be taxed at reduced rates of taxation. The deductibility of capital losses is subject to certain limitations.

The amount of gain or loss recognized by a U.S. Holder on a sale or other taxable disposition of the ordinary shares or Business Combination Warrants generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition of the ordinary shares or Business Combination Warrants and (ii) the U.S. Holder’s adjusted tax basis in its ordinary shares or Business Combination Warrants so disposed of. A U.S. Holder’s adjusted tax basis in its ordinary shares or Business Combination Warrants generally will equal the U.S. Holder’s acquisition cost reduced, in the case of an ordinary share, by any prior distributions treated as a return of capital. See “Exercise, Lapse or Redemption of a Business Combination Warrant” below for a discussion regarding a U.S. Holder’s tax basis in the ordinary share acquired pursuant to the exercise of a Business Combination Warrant.

Exercise, Lapse or Redemption of a Business Combination Warrant

A U.S. Holder generally will not recognize gain or loss upon the acquisition of an ordinary share on the exercise of a Business Combination Warrant for cash. A U.S. Holder’s tax basis in an ordinary share received upon exercise of the Business Combination Warrant generally will equal the sum of the U.S. Holder’s initial investment in the Business Combination Warrant and the exercise price of such Business Combination Warrant. It is unclear whether a U.S. Holder’s holding period for the ordinary share received will commence on the date of exercise of the Business Combination Warrant or the day following the date of exercise of the Business Combination Warrant; in either case, the holding period will not include the period during which the U.S. Holder held the Business Combination Warrant. If a Business Combination Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Business Combination Warrant.

The tax consequences of a cashless exercise of a Business Combination Warrant are not clear under current law. Subject to the PFIC rules discussed below, a cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for United States federal income tax purposes. In either situation, a U.S. Holder’s tax basis in the ordinary shares received generally should equal the U.S. Holder’s tax basis in the Business Combination Warrants exercised therefor. If the cashless exercise was not a realization event, it is unclear whether a U.S. Holder’s holding period for the ordinary shares received would be treated as commencing on the date of exercise of the Business Combination Warrants or the day following the date of exercise of the Business Combination Warrants; in either case, the holding period will not include the period during which the U.S. Holder held the Business Combination Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the ordinary shares received would include the holding period of the Business Combination Warrants.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of Business Combination Warrants representing to a number of ordinary shares with an aggregate fair market value equal to the aggregate exercise price for the total number of Business Combination Warrants to be exercised. In such case, subject to the PFIC rules discussed below, the U.S. Holder would recognize capital gain or loss with respect to the Business Combination Warrants deemed surrendered in an amount equal to the difference between the fair market value of ordinary shares that would have been received in a regular exercise of the Business Combination Warrants deemed surrendered and the U.S. Holder’s tax basis in the Business Combination Warrants deemed surrendered. In this case, a U.S. Holder’s aggregate tax basis in the ordinary shares received would equal the sum of the U.S. Holder’s tax basis in the Business Combination Warrants deemed exercised and the aggregate exercise price of such Business Combination Warrants. It is unclear whether a U.S. Holder’s holding period for the ordinary shares would commence on the date of exercise of the Business Combination Warrants or the day following the date of exercise of the Business Combination Warrants; in either case, the holding period will not include the period during which the U.S. Holder held the Business Combination Warrants.

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

Subject to the PFIC rules described below, if the Company redeems Business Combination Warrants for cash pursuant to the redemption provisions described in Exhibit 2.9 “Description of Securities” to this Annual Report under the heading “— Warrants — Public Shareholders’ Warrants” or if the Company purchases Business Combination Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under “— Gain or Loss on Sale or Other Taxable Disposition of Ordinary Shares and Business Combination Warrants.”

Possible Constructive Distributions

The terms of each Business Combination Warrant provide for an adjustment to the number of ordinary shares for which the Business Combination Warrant may be exercised or to the exercise price of the Business Combination Warrant in certain events, as discussed in Exhibit 2.9 “Description of Securities” to this Annual Report under the heading “— Warrants — Public Shareholders’ Warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. Holders of the Business Combination Warrants would, however, be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases such U.S. Holders’ proportionate interest in the Company’s assets or earnings and profits (e.g., through an increase in the number of ordinary shares that would be obtained upon exercise or through a decrease in the exercise price of the Business Combination Warrants), which adjustment may be made as a result of a distribution of cash or other property to the holders of the ordinary shares. Such constructive distribution to a U.S. Holder of Business Combination Warrants would be treated as if such U.S. Holder had received a cash distribution from the Company generally equal to the fair market value of such increased interest (taxed as described above under “— Taxation of Distributions”).

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for United States federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes, among other things, dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income. For purposes of the PFIC asset test, cash and other assets readily convertible into cash are considered passive assets, and the aggregate fair market value of the assets of a publicly traded non-U.S. corporation generally is treated as being equal to the sum of the aggregate value of the outstanding stock and the total amount of the liabilities of such corporation (the “Market Capitalization”) and the excess of the fair market value of such corporation’s assets as so determined over the book value of such assets is generally treated as goodwill that is a non-passive asset to the extent attributable to such corporation’s non-passive income.

As of the date hereof, the Company has not made a determination as to its PFIC status for its most recent taxable year or its current taxable year, and it may be possible that the Company is a PFIC for either such years. The Company’s possible status as a PFIC is determined on an annual basis based on the composition of its assets, income, activities and Market Capitalization in the relevant taxable year and therefore may be subject to change. For example, because cash is generally considered to be an asset held for the production of passive income and the value of the Company’s assets for purposes of the asset test will generally be determined based on the market price of the Company’s ordinary shares, the Company’s PFIC status will depend in large part on the market price of the Company’s ordinary shares (which may fluctuate significantly) and how quickly the Company spends the cash proceeds received in connection with the Business Combination. Accordingly, there can be no assurance that the Company is not a PFIC for any taxable year. In addition, the Company’s U.S. counsel expresses no opinion with respect to the Company’s PFIC status for any taxable year.

It is not entirely clear how various aspects of the PFIC rules apply to the Business Combination Warrants. Section 1298(a)(4) of the Code provides that, to the extent provided in Treasury regulations, any person who has an option to acquire stock in a PFIC shall be considered to own such stock in the PFIC for purposes of the PFIC rules. No final Treasury regulations are currently in effect under Section 1298(a)(4) of the Code. However, proposed Treasury regulations under Section 1298(a)(4) of the Code have been promulgated with a retroactive effective date (the “Proposed PFIC Option Regulations”). Each U.S. Holder is urged to consult its tax advisors regarding the possible application of the Proposed PFIC Option Regulations to an investment in the Business Combination Warrants. Solely for discussion purposes, the following discussion assumes that the Proposed PFIC Option Regulations will apply to the Business Combination Warrants.

Although the Company’s PFIC status is determined annually, an initial determination that the Company is a PFIC generally will apply for subsequent years to a U.S. Holder who held (or was deemed to hold) ordinary shares or Business Combination Warrants while the Company is a PFIC, whether or not the Company meets the test for PFIC status in those subsequent years. If the Company is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of the ordinary shares or Business Combination Warrants and, in the case of the ordinary shares, the U.S. Holder did not timely make either a mark-to-market election or a qualified electing fund (“QEF”) election for the Company’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, as described below, such U.S. Holder generally will be subject to special rules (such special rules, the “Default PFIC Regime”) with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or Business Combination Warrants (which may include gain realized by reason of transfers of ordinary shares or Business Combination Warrants that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes) and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, the portion of such U.S. Holder’s holding period for the ordinary shares that preceded the taxable year of the distribution).

Under the Default PFIC Regime:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or Business Combination Warrants;
•

the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the Company’s first taxable year in which the Company is a PFIC, will be taxed as ordinary income;

•

the amount allocated to each other taxable year (or portion thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder without regard to the U.S. Holder’s other items of income and loss for such year; and

•

an additional amount equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

In general, if the Company is determined to be a PFIC, a U.S. Holder may be able to avoid the Default PFIC Regime described above in respect to the ordinary shares (but, under current law, not the Business Combination Warrants) by making a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of the Company’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which the Company’s taxable year ends. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

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

Under current law, a U.S. Holder may not make a QEF election with respect to its Business Combination Warrants to acquire ordinary shares. As a result, if a U.S. Holder sells or otherwise disposes of such Business Combination Warrants (other than upon exercise of such Business Combination Warrants) and the Company were a PFIC at any time during the U.S. Holder’s holding period of such Business Combination Warrants, any gain recognized generally will be treated as an excess distribution, taxed as described above. If a U.S. Holder that exercises such Business Combination Warrants properly makes and maintains a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to their ordinary shares), the QEF election will apply to the newly acquired ordinary shares. Notwithstanding such QEF election, the Default PFIC Regime discussed above, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired ordinary shares (which, while not entirely clear, generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the Business Combination Warrants), unless the U.S. Holder makes a purging election under the PFIC rules. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.

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

If a U.S. Holder has made a QEF election with respect to its ordinary shares, and the Default PFIC Regime discussed above does not apply to such shares (because of a timely QEF election for the Company’s first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of the ordinary shares generally will be taxable as capital gain and no additional interest charge will be imposed under the PFIC rules. As discussed above, if the Company is a PFIC for any taxable year, a U.S. Holder of ordinary shares that has made a QEF election will be currently taxed on its pro rata share of the Company’s earnings and profits, whether or not distributed for such year. A subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable when distributed to such U.S. Holder. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. In addition, if the Company is not a PFIC for any taxable year, such U.S. Holder will not be subject to the QEF inclusion regime with respect to the ordinary shares for such a taxable year.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) ordinary shares and for which the Company is determined to be a PFIC, such U.S. Holder generally will not be subject to the Default PFIC Regime described above with respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income in each taxable year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over its adjusted basis in its ordinary shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis in its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its ordinary shares will be treated as ordinary income and any further loss recognized will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election, and any loss in excess of such prior inclusions generally would be treated as capital loss). Under current law, a mark-to-market election may not be made with respect to Business Combination Warrants. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including Nasdaq, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the ordinary shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. U.S. Holders are urged to consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to the ordinary shares under their particular circumstances.

The Company is a holding company which conducts its business activities through one or more non-U.S. subsidiaries. If the Company is a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge under the Default PFIC Regime described above if the Company receives a distribution from, or dispose of all or part of the Company’s interest in, the lower- tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC, even though the US Holders may not receive proceeds from any such distribution or disposition. There is no assurance that the Company will have timely knowledge of the status of any such lower-tier PFIC, or that any such lower-tier PFIC will provide the required information necessary for a U.S. Holder to make or maintain a QEF election with respect to such lower-tier PFIC. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

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

The rules dealing with PFICs and with the QEF, purging, and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of the ordinary shares and Business Combination Warrants should consult their own tax advisors concerning the application of the PFIC rules to the ordinary shares and Business Combination Warrants under their particular circumstances.

Tax Reporting

Certain U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder’s investment in “specified foreign financial assets” on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions. Specified foreign financial assets generally include any financial account maintained with a non-U.S. financial institution and should also include the Company Securities if they are not held in an account maintained with a U.S. financial institution. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties, and the period of limitations on assessment and collection of United States federal income taxes may be extended in the event of a failure to comply. Potential investors are urged to consult their tax advisors regarding the foreign financial asset and other reporting obligations and their application to an investment in the Company Securities.

Information Reporting and Backup Withholding

Dividend payments with respect to the ordinary shares and proceeds from the sale, exchange or redemption of, the ordinary shares or Business Combination Warrants may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s United States federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules, by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. DEBT SECURITIES

Not Applicable.

12.B. WARRANTS AND RIGHTS

See Exhibit 2.9 “Description of Securities” to this Annual Report under the heading “— Warrants” of this Annual Report, which is incorporated herein by reference.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2023 based upon the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2023, our disclosure controls and procedures were effective.

As disclosed in “Item 15. Controls and Procedures” in our Annual Report on Form 20-F for the fiscal year ended September 30, 2022, our management identified certain material weaknesses in its internal control over financial reporting related to certain controls not being in place for the full fiscal year, an ineffective IT general control environment and insufficient accounting and finance personnel with IFRS technical accounting knowledge.

During the fiscal year ended September 30, 2023, management implemented our previously disclosed remediation plan that included:  (1) strengthening our compliance functions with support of external providers and recruiting additional experienced hires to assist in our risk assessment process and the design and implementation of controls responsive to those risks; (2) providing certain staff with additional training on the appropriate validation and evidencing of source data inputs; (3) reviewing all areas, such as payroll and implementing controls to remediate segregation of duties conflicts; (4) hiring more experience qualified finance resources to strengthen the financial reporting process; and (5) implementing controls around user access and approval workflows in our financial systems.

During the year, we completed our testing of the operating effectiveness of the implemented controls and found them to be effective. As a result, we have concluded the material weakness has been remediated as of September 30, 2023

Attestation Report of the Registered Accounting Firm

This Annual Report does not include an attestation report of the company’s independent registered public accounting firm because we qualify as an emerging growth company as such term is defined in the JOBS ACT and as such, we are exempted from such attestation requirement.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report on Form 20-F, there were changes in our internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act that have materially affected or are reasonably likely to materially affect our internal control over financial reporting, as disclosed above in “Management’s Annual Report on Internal Control over Financial Reporting.”

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

	12 Months Ended	12 Months Ended
	September 30, 2023	September 30, 2022
PKF Littlejohn LLP
Audit Fees	£110,000	£95,000
Audited-Related Fees	£30,000	£20,000
Total	£140,000	£115,000

16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

16.G. CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) and our ordinary shares and warrants are listed on Nasdaq. The Nasdaq Listing Rules allow foreign private issuers, such as us, to follow home country corporate governance practices (in our case Cayman Islands Laws) in lieu of the otherwise applicable Nasdaq corporate governance requirements. In order to rely on this exception, we are required to disclose each Nasdaq Listing Rule that we do not follow and describe the home country practice we do follow in lieu thereof.

We currently rely on this “foreign private issuer exemption” with respect to shareholder approval requirements and audit committee composition. We will seek shareholder approval for all corporate actions requiring such approval under requirements of Cayman Islands Laws, rather than seeking approval for corporate actions in accordance with Nasdaq Capital Market Listing Rule 5635. In particular, under this Nasdaq Capital Market rule, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (or via sales by directors, officers or 5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. Cayman Islands Laws do not require shareholder approval prior to any of the foregoing types of issuances. In addition, we will maintain an audit committee comprised of independent directors as required by the Nasdaq Listing Rules, however we will follow any applicable requirements of Cayman Islands Laws in respect of other audit committee composition requirements.

16.H. MINE SAFETY DISCLOSURE

Not Applicable.

16.I DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

2.5

Form of Warrant issued in February 2023 pursuant to a registered direct offering, incorporated by reference to Exhibit 4.1 to the Registrant’s Report on Form 6-K filed with the SEC on February 21, 2023.

2.6

Form of Placement Agent Warrant issued in February 2023 pursuant to a registered direct offering, incorporated by reference to Exhibit 4.2 to the Registrant’s Report on Form 6-K filed with the SEC on February 21, 2023.

2.7

Form of Warrant issued in September 2023 pursuant to a registered direct offering, incorporated by reference to Exhibit 4.1 to the Registrant’s Report on Form 6-K filed with the SEC on September 11, 2023.

2.8

Form of Placement Agent Warrant issued in September 2023 pursuant to a registered direct offering, incorporated by reference to Exhibit 4.2 to the Registrant’s Report on Form 6-K filed with the SEC on September 11, 2023.

2.9*	Description of Securities
4.1

Registration Rights Agreement, by and among the Company and the other parties thereto, incorporated by reference to Exhibit 4.1 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on September 10, 2021.

4.2	The Company’s Incentive Plan, incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-4 (File No. 333-256591).
4.3	Form of Director and Officer Indemnification Agreement, incorporated by reference to Exhibit 4.8 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on September 10, 2021.
4.4

Form of Rollover Option Agreement relating to the grant of an option to acquire shares in Arqit Quantum Inc., incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F filed with the SEC on December 16, 2021.

4.5

Form of Rollover Option Agreement relating to the grant of an EMI option to acquire shares in Arqit Quantum Inc., incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F filed with the SEC on December 16, 2021.

4.6

At The Market Offering Agreement, dated December 14, 2022, between the Registrant and H.C. Wainwright & Co., LLC., incorporated by reference to Exhibit 1.2 to the Registrant’s Registration Statement on From F-3 (File No. 333-268786).

4.7	Form of Securities Purchase Agreement dated February 17, 2023, incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K filed with the SEC on February 21, 2023.
4.8	Form of Securities Purchase Agreement dated September 8, 2023, incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K filed with the SEC on September 11, 2023.
8.1	List of subsidiaries of the Company, incorporated by reference to Exhibit 8.1 to the Registrant’s Report on Form 20-F as filed with the SEC on December 14, 2022.
12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of PKF Littlejohn LLP.
97.1*	The Company’s Compensation Recovery Policy.
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File - (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ARQIT QUANTUM INC.

	By:	/s/ David Williams
Name: David Williams
Title: Chief Executive Officer

Date: November 21, 2023

Arqit Quantum Inc.

Consolidated audited financial statements

as of and for the year ended 30 September 2023

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Arqit Quantum Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated Statements of financial position of Arqit Quantum Inc. and its subsidiaries (the “Group”) as of September 30, 2023, 2022,and 2021, the related Consolidated Statements of comprehensive income, cash flow and changes in equity for each of the three years in the period ended September 30, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of September 30, 2023, 2022, and 2021, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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
Classification and recoverability of satellite and satellite division (note 13)

At the year-end, management intend to sell (in part or in whole) the Quantum satellite currently under construction, or alternatively the satellite division. Prior to the year end, an advisor was engaged to assist with the proposed disposal.

There is judgement involved in determining whether the satellite and satellite division meet the criteria of IFRS 5: Non-current Assets Held for Sale and Discontinued Operations and therefore should be classified as a current asset held for sale on the Consolidated Statement of Financial Position as at 30 September 2023. Under IFRS 5, assets held for sale are required to be included

Our work in this area included:

●
Reviewing management’s intangible assets accounting position paper and supporting documentation;
●
Discussions with management and the appointed advisor on the progress of the proposed disposal, and checking to corroborative evidence where available;
●
Testing the valuation prepared by management and the advisor and critically assessing the key assumptions, in conjunction with PKF’s valuation specialists;
●
Assessing the independence and competence of management’s valuation expert;
●
Assessing the asset held for sale categorisation against the IFRS 5 criteria, checking to corroboratory evidence;
●
Vouching the calculated anticipated selling costs to underlying documentation and invoices to date; and
●
Agreeing the accounting treatment and disclosures in the financial statements.

Critical Audit Matter	How we addressed the matter in our audit

in the financial statements at the lower of their carrying value and the expected sales proceeds less direct costs to sell.

In the absence of an agreed sale, significant judgement is required in determining expected sales proceeds less direct costs to sell.

We have served as the Company’s auditor since 2021.

/s/ PKF Littlejohn LLP

PKF Littlejohn LLP

London, England

21 November 2023

Arqit Quantum Inc.

Consolidated Statement of Comprehensive Income

For the year ended 30 September 2023

		Year ended	Year ended	Year ended
		30 September	30 September	30 September
	Note	2023	2022	2021
		$'000	$'000	$'000
Revenue	2	640	7,212	48
Other income	3	53	—	—
Administrative expenses	4	(55,201)	(70,977)	(14,559)
Impairment loss on trade receivables and contract assets	14	(12,335)	—	—
Impairment losses on intangible assets	11	(17,601)	—	—
Reverse acquisition expense	9	—	—	(155,460)
Nasdaq listing expenses	9	—	—	(2,590)

Operating (loss)/profit		(84,444)	(63,765)	(172,561)

Change in fair value of warrants	18	10,638	117,394	(98,090)
Finance costs	5	(284)	(221)	(1,078)
Finance income	6	41	—	—

(Loss)/profit before tax		(74,049)	53,408	(271,729)
Income tax	7	141	—	—
(Loss)/profit from continuing operations		(73,908)	53,408	(271,729)

Profit for the year attributable to discontinued operations
Other operating income		4,986	12,843	—
Administrative expenses		(1,471)	(1,176)	—
Profit from discontinued operations	13	3,515	11,667	—

(Loss)/profit for the financial year attributable to equity holders		(70,393)	65,075	(271,729)

Other comprehensive (loss)/income :
Items that may be reclassified to profit or loss
Currency translation differences		(1,567)	3,101	385
Total comprehensive (loss)/profit for the year attributable to equity holders		(71,960)	68,176	(271,344)

Total comprehensive (loss)/profit for the year attributable to equity holders arises from:
Continuing operations		(75,475)	56,509	(271,344)
Discontinued operations		3,515	11,667	—
Total comprehensive (loss)/profit for the year attributable to equity holders		(71,960)	68,176	(271,344)

Earnings per ordinary share from continuing operations attributable to equity holders
Basic earnings per share	8	(0.5622)	0.4408	(3.9769)
Diluted earnings per share	8	(0.5622)	0.4380	(3.9769)

Earnings per ordinary share for the loss attributable to equity holders
Basic earnings per share	8	(0.5354)	0.5371	(3.9769)
Diluted earnings per share	8	(0.5354)	0.5337	(3.9769)

Arqit Quantum Inc.

Consolidated Statement of Financial Position

As at 30 September 2023

		30 September	30 September	30 September
	Note	2023	2022	2021
		$'000	$'000	$'000
ASSETS
Non-current assets
Property, plant and equipment	10	1,963	2,206	199
Right of use asset	22	6,141	6,139	—
Intangible assets	11	3,414	40,291	18,235
Fixed asset investments	12	30	28	34
Trade and other receivables	14	1,888	18,565	5,000
Total non-current assets		13,436	67,229	23,468
Current assets
Trade and other receivables	14	3,217	7,677	3,292
Cash and cash equivalents	17	44,455	48,966	86,966
Assets classified as held for sale	13	38,677	—	—
Total current assets		86,349	56,643	90,258
Total assets		99,785	123,872	113,726
LIABILITIES
Current liabilities
Trade and other payables	15	18,831	22,655	17,069
Lease liabilities	22	2,118	1,154	—
Liabilities classified as held for sale	13	5,869	—	—
Total current liabilities		26,818	23,809	17,069
Non-current liabilities
Trade and other payables	15	24	4,183	2,460
Lease liabilities	22	6,284	6,681	—
Warrants liability	18	6	10,644	128,038
Total non-current liabilities		6,314	21,508	130,498
Total liabilities		33,132	45,317	147,567
Net assets/(liabilities)		66,653	78,555	(33,841)
EQUITY
Share capital	23	16	12	11
Share premium	25	137,021	92,306	70,999
Other reserves	25	166,804	166,804	166,805
Foreign currency translation reserve	25	1,790	3,357	256
Share-based payment reserve	25	38,555	23,216	303
Retained earnings	24	(277,533)	(207,140)	(272,215)
Total Equity		66,653	78,555	(33,841)

Arqit Quantum Inc.

Consolidated Statement of Changes in Equity

For the year ended 30 September 2023

					Foreign
			CLNs		currency	Share
	Share	Share	treated	Other	translation	option	Retained
	Capital	Premium	as equity	reserves	reserve	reserve	Earnings	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Balance at 1 October 2020	—	—	1,411	—	(129)	135	(486)	931
Loss for the year	—	—	—	—	—	—	(271,729)	(271,729)
Other comprehensive income	—	—	—	—	385	—	—	385
Total comprehensive income	—	—	—	—	385	—	(271,729)	(271,344)
Transactions with owners in their capacity as owners:
Share option charge	—	—	—	—	—	168	—	168
Conversion of convertible loan notes	—	20,785	(1,411)	—	—	—	—	19,374
Effect of the capital reorganisation	11	50,214	—	166,805	—	—	—	217,030
Balance at 30 September 2021 attributable to owners of the Group	11	70,999	—	166,805	256	303	(272,215)	(33,841)
Balance at 1 October 2021	11	70,999	—	166,805	256	303	(272,215)	(33,841)
Profit for the year	—	—	—	—	—	—	65,075	65,075
Other comprehensive income	—	—	—	—	3,101	—	—	3,101
Total comprehensive income	—	—	—	—	3,101	—	65,075	68,176
Transactions with owners in their capacity as owners:
Share option charge	—	—	—	—	—	22,913	—	22,913
Earnout shares	1	—	—	(1)	—	—	—	—
Exercise of warrants	—	21,307	—	—	—	—	—	21,307
Balance at 30 September 2022 attributable to owners of the Group	12	92,306	—	166,804	3,357	23,216	(207,140)	78,555
Balance at 1 October 2022	12	92,306	—	166,804	3,357	23,216	(207,140)	78,555
Loss for the year	—	—	—	—	—	—	(70,393)	(70,393)
Other comprehensive income	—	—	—	—	(1,567)	—	—	(1,567)
Total comprehensive income	—	—	—	—	(1,567)	—	(70,393)	(71,960)
Transactions with owners in their capacity as owners:
Share option charge	—	—	—	—	—	15,339	—	15,339
Issue of ordinary shares	4	44,715	—	—	—	—	—	44,719
Balance at 30 September 2023	16	137,021	—	166,804	1,790	38,555	(277,533)	66,653

Arqit Quantum Inc.

Consolidated Statement of Cash Flows

For the year ended 30 September 2023

		Year ended	Year ended	Year ended
		30 September	30 September	30 September
	Note	2023	2022	2021
		$'000	$'000	$'000
Cash flows from operating activities
Cash (used in)/generated from operations	17	(21,140)	(41,427)	(24,304)
Movement on foreign exchange		(11,685)	14,708	269
Tax received		—	—	—
Net cash (used in)/generated from operating activities		(32,825)	(26,719)	(24,035)
Cash flows from investing activities
Interest received		41
Capital expenditure on property, plant and equipment		(712)	(2,376)	(223)
Capital expenditure on intangibles		(15,411)	(22,056)	(9,082)
Net cash (used in) investing activities		(16,082)	(24,432)	(9,305)
Cash flows from financing activities
Proceeds from issue of shares		45,080	—	—
Shares issued on exercise of warrants		—	21,306	—
Proceeds from issue of convertible loans		—	—	14,148
Proceeds from government grants		1,372	1,724	—
Payment of principal on lease liabilities		(1,315)	(657)	—
Payments of interest portion of lease liabilities		(284)	(197)	—
Proceeds from borrowing		—	—	5,042
Repayments of borrowing		—	—	(6,120)
Funds acquired on reverse acquisition	9	—	—	107,035
Net cash generated from financing activities		44,853	22,176	120,105
Net (decrease)/increase in cash and cash equivalents		(4,054)	(28,975)	86,765
Cash and cash equivalents at beginning of period		48,966	86,966	195
Foreign exchange on cash and cash equivalents		(457)	(9,025)	6
Cash and cash equivalents at end of period		44,455	48,966	86,966

Major non-cash transactions

➢	See note 9 for a description of a major non-cash transaction entered into during the year ended 30 September 2021 related to net assets acquired on reverse acquisition.

Arqit Quantum Inc.

Notes to the Financial Statements

For the year ended 30 September 2023

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

The principal activity of the Group is provision of cybersecurity services via terrestrial platforms.

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

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at September 30, 2023.

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

For the year ended 30 September 2023

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

Following the close of the business combination transaction in September 2021 the Company had $87m as at 30 September 2021, $49m as at 30 September 2022, and $44m as at 30 September 2023.  Based on business forecasts, this is sufficient to enable the Group to grow according to its plans.

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

Standards, interpretations and amendments to published standards

The Group has adopted the following standards and amendments to standards for the first time for their annual reporting period commencing 1 October 2022, none of which had a material impact:

●	Amendments to IAS 1: Presentation of Financial Statements – Classification of Liabilities as Current or Non-current (effective for periods commencing on or after 1 January 2023);
●	Amendments to IAS 1: Presentation of Financial Statements – Disclosure of Accounting Policies (effective for periods commencing on or after 1 January 2023);
●	Amendments to IAS 8: Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates (effective for periods commencing on or after 1 January 2023);
●	Amendments to IAS 12: Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (effective for periods commencing on or after 1 January 2023);

The Group has not early adopted the following new and amended standards that have been issued but are not yet effective:

●	Amendments to IFRS 16: Leases – Liability in a Sale and Leaseback (effective for periods commencing on or after 1 January 2024);

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2023

●	Amendments to IAS 1: Presentation of Financial Statements – Non-current Liabilities with Covenants (effective for periods commencing on or after 1 January 2024); and
●	Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (effective date is deferred indefinitely)

The directors of the Company anticipate that the application of all new and amended standards will have no material impact on the future results of the Group in the foreseeable future.

Operating Segments

The Directors consider the Group to operate within one operating segment, being the provision of cybersecurity services via terrestrial platforms.

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

Amortisation on intangible assets in use is calculated under the straight-line method to write off the amortisable amount of the intangible assets over their estimated useful lives. The principal annual rates used for this purpose are between five and ten years. QuantumCloudTM is written off over seven years.

The amortisation method, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period to ensure that the amounts, method and years of amortisation are consistent with previous estimates and the expected pattern of consumption of the future economic benefits embodied in the items of the intangible assets.

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

For the year ended 30 September 2023

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

For the year ended 30 September 2023

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

For the year ended 30 September 2023

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

For the year ended 30 September 2023

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

For the year ended 30 September 2023

to preclude it from obtaining a reliable estimate of the fair value of the entire instrument, the combined instrument is measured at cost less impairment.

When a convertible loan note is assessed as a compound financial instrument, the net proceeds received from the issue of convertible bonds are split between a liability element and an equity component at the date of issue. The fair value of the liability component is estimated using the prevailing market interest rate for similar nonconvertible debt. The difference between the proceeds of issue of the convertible bonds and the fair value assigned to the liability component, representing the embedded option to convert the liability into equity of the Company, is included in equity and is not remeasured. The liability component is carried at amortised cost. Any difference between the carrying amount of the financial liability that has been extinguished and the consideration paid is recognised in profit or loss as other income or finance costs. As per note 16, the convertible loan note B and Future Fund liability were converted to equity in September 2021.

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

For the year ended 30 September 2023

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

The share option charge was calculated using the Black Scholes Option pricing model which requires the use of various estimates and assumptions (note 19).

When share options lapse, any amounts credited to the share-based payments reserve are released to the retained earnings reserve.

RSUs (Restricted Stock Units)

Where RSUs are granted to employees, the fair value of the RSUs at grant date is based upon the market price of the shares underlying the awards and this is charged to the Statement of Comprehensive Income over the vesting period. There are no internal performance conditions. The expense charged is adjusted based on actual forfeitures.

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

For the year ended 30 September 2023

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

Depreciation is calculated under the straight-line method to write off the depreciable amount of the assets over their estimated useful lives. Depreciation of an asset does not cease when the asset becomes idle or is retired from active use unless the asset is fully depreciated. The principal annual rates used for this purpose are between three and five years. Computer equipment is written off over 3 years, office equipment is written off over 5 years and furniture and fittings are written off over 5 years.

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

Assets and liabilities held for sale and discontinued operations

Any non-current assets meeting the criteria for classification as held for sale are disclosed separately on the face of the statement of financial position. These assets are measured at the lower of the carrying amount or fair value less costs to sell and are not depreciated. If the asset is an investment in an equity-accounted entity, then equity-accounting ceases when the investment is classified as an asset held for sale. The results of any operations meeting the criteria for classification as a discontinued operation are presented separately in the income statement.

For the sale to be highly probable, management must be committed to a plan for sale and must have started an active programme to find a buyer and complete the plan. The disposal group must be actively marketed at a price which is reasonable in relation to its fair value. These requirements will generally be met when an Authority to Negotiate for the sale has been approved and signed. Each transaction must be reviewed to confirm:

●	That there is an active programme to find a buyer and complete the plan. Indicators that this point has been reached may include, among other things, that there is a data room up and running or in preparation, an auction has commenced, or discussions are under way with a third party.
●	That the sale is expected to qualify for recognition as a completed sale within one year from the date of classification.

Events or circumstances may extend the period to complete the sale beyond one year. An extension of the period required to complete a sale does not preclude an asset (or disposal group) from being classified as held for sale if the delay is caused by events or circumstances beyond the entity's control and there is sufficient evidence that the entity remains committed to its plan to sell the asset (or disposal group).

The net results of discontinued operations are presented separately in the consolidated statement of comprehensive income (and the comparatives restated).

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2023

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

For the year ended 30 September 2023

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

Please see note 26 for financial instruments and fair value disclosures.

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

Warrants valuation

Estimating the fair value of warrants requires a determination of the most appropriate valuation model, which depends on the terms and conditions of the warrant. This estimate also requires determination of the most appropriate inputs to the valuation model including equity value, exercise price, volatility, dividend yield, risk free rate and exercise period and making assumptions about them. For the

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2023

measurement of the fair value of warrants at both the acquisition and the reporting date, the Group uses a Binomial Option Pricing Model. The assumptions and models used for this estimation are disclosed in note 18.

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

Capitalisation of development costs

The Group capitalises costs for product development projects. Initial capitalisation of costs is based on management’s judgement that technological and economic feasibility is confirmed, usually when a product development project has reached a defined milestone according to an established project management model, and all other recognition criteria within IAS 38 can be demonstrated. In determining the amounts to be capitalised, management makes assumptions regarding the expected future cash generation of the project, discount rates to be applied and the expected period of benefits. At September 30, 2023, the carrying amount of capitalised development costs were $3.414 million (2022: $40.291 million, 2021: $18.235 million).

Share-based compensation

Estimating fair value for share option payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity settled transactions with employees at the grant date, the Group uses a Black Scholes valuation. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in note 19.

Compensation expense for RSUs is determined based upon the market price of the shares underlying the awards on the date of the grant and expensed over the vesting period, which is generally a one to five year service period. The compensation expense is adjusted based on actual forfeitures.

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

Assets held for sale

The Group's management uses its professional judgement based on offers and commercial appraisal. As at 30 September 2023, assets held for sale are recognised at fair value less costs to sell. Judgement is required when estimating expected fair value until any sale is contractually concluded. Changes in the economic environment or other facts and circumstances may cause revisions to these assumptions and could result in a material change to the realizable value of the Group's assets held for sale within the next financial year.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2023

2.    Revenue

	Year ended 30	Year ended 30	Year ended 30
	September	September	September
	2023	2022	2021
	$'000	$'000	$'000

Quantum Cloud – provision of services	640	7,212	48

Geographical markets
UK	640	359	48
Other	—	6,853	—
	640	7,212	—

Revenue with a total of 6 (2022: 5) customers is recognised over time. Revenue from 2 (2022; 2) customers represents more than 10% of total revenues.

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
QuantumCloudTM perpetual license

Customer can benefit from the license when it is delivered. The license is separately identifiable from other goods or services.

License provides a right for customer to use the Company’s Intellectual Property.

Revenue is recognised when the license is delivered to and accepted by the customer. Invoices are usually payable within 30 days.
QuantumCloudTM platform as a service

Customer can benefit from the license when it is delivered. The license is separately identifiable from other goods or services.

License provides a right for customer to use the Company’s Intellectual Property.

Revenue is recognised over the course of the subscription period. Invoices are usually payable within 30 days.
Maintenance and support	Services are provided to the customer over the contract term.	Revenue is recognised over time as the services are provided. Invoices are usually payable within 30 days.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2023

Professional services	Statements of work including details and timings are agreed with the customer at contract inception. They can typically be amended during the performance of the services if agreed by both parties.

Revenue is recognised over time as the services are provided. The stage of completion for  determining the amount of revenue to recognise is assessed based on statements of work performed which are approved by both parties. Invoices are usually payable within 30 days.

3.    Other income

	Year ended	Year ended	Year ended
	30 September	30 September	30 September
	2023	2022	2021
	$'000	$'000	$'000
Gain on sale of property, plant and equipment	53	—	—

4.    Expenses by Nature

	Year ended	Year ended	Year ended
	30 September	30 September	30 September
	2023	2022	2021
	$'000	$'000	$'000
Employee benefit expense and other staff costs	24,187	21,148	10,936
Capitalised within intangible assets	(1,956)	(4,920)	(3,478)
Legal and professional	12,415	6,355	4,733
Foreign exchange	(8,764)	13,535	623
Property costs	2,289	754	187
Share based compensation	14,118	21,742	165
Depreciation	901	369	53
Depreciation of right of use asset	1,642	923	—
Amortisation of intangible assets	91	—	—
Other expenses	10,278	11,071	1,340
Total administrative expenses	55,201	70,977	14,559

5.    Finance costs

	Year ended	Year ended	Year ended
	30 September	30 September	30 September
	2023	2022	2021
	$'000	$'000	$'000
Interest payable on convertible loan notes	—	—	1,078
Interest payable on lease liabilities	284	221	—

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2023

6.    Finance income

	Year ended	Year ended	Year ended
	30 September	30 September	30 September
	2023	2022	2021
	$'000	$'000	$'000
Bank interest	41	—	—

7.    Income tax

	2023	2022	2021
	$'000	$'000	$'000
The tax (charge)/credit on the profit/(loss) on ordinary activities for the year was as follows:
Current tax
Current tax credit/(charge)	—	—	—
R&D Tax refund	141	—	—
Deferred Tax	—	—	—
Income tax	141	—	—

Factors affecting tax charge/credit for the year

The tax assessed for the period is higher than (2022 – lower than; 2021 – higher than) the standard rate of corporation tax in the United Kingdom of 22% (2022 - 19%; 2021 - 19%). The differences are explained below:

	2023	2022	2021
	$'000	$'000	$'000
Profit / (Loss) from continuing operations	(74,049)	53,408	(271,729)
Tax at the applicable rate of 22% (2022 – 19%, 2021 – 19%)	(16,291)	10,148	(51,629)
Tax effect of income and expenses that are not taxable / deductible in determining profit	—	—
Disallowable expenditure	238	318	755
Difference in tax rate between UK and other jurisdictions	(344)	668	—
Fixed asset timing differences	23	—	—
Other differences	38	6	—
Unutilised losses	—	—	3,103
Difference in rates between current and deferred tax	(1,490)	(1,527)	—
Unutilised tax losses on which deferred tax is not recognised	13,267	8,517	1,991
Deferred tax not recognised in respect of share options	4,559	4,176	—
R&D tax credit	141	—	33
Additional deduction for R&D	—	—	(1,105)
Remeasurement of R&D	—	—	(1,322)
Fair valuation of warrants	—	(22,305)	18,637
Reverse acquisition expense	—	—	29,537
Total tax	141	—	—

In October 2022, the British government announced changes to the Corporation Tax rate from 1 April 2023, increasing the main rate of Corporation Tax to 25%. As a result of this change, the tax rate for the year ended 30 September 2023 has been set at 22% reflecting a 6 month period under the 19% Corporation Tax rate and a 6 month period under the 25% Corporation Tax rate.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2023

8.    Earnings per share

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to shareholders by the weighted average number of ordinary shares in issue during the period.

Basic EPS in relation to profit/(loss) from continuing operations	Earnings	Weighted average number of shares	Per share amount
	$		$
2023	(73,906,929)	131,468,888	(0.5622)
2022	53,408,454	121,161,250	0.4408
2021	(271,729,101)	68,326,365	(3.9769)

Diluted EPS in relation to profit/(loss) from continuing operations

2023	(73,906,929)	131,468,888	(0.5622)
2022	53,408,454	121,929,892	0.4380
2021	(271,729,101)	68,326,365	(3.9769)

Basic EPS in relation to profit/(loss) from discontinued operations	Earnings	Weighted average number of shares	Per share amount
	$		$
2023	3,514,523	131,468,888	0.0267
2022	11,667,246	121,161,250	0.0963
2021	—	68,326,365	—

Diluted EPS in relation to profit/(loss) from discontinued operations

2023	3,514,523	131,468,888	0.0267
2022	11,667,246	121,929,892	0.0957
2021	—	68,326,365	—

Basic EPS in relation to profit/(loss) attributable to equity holders	Earnings	Weighted average number of shares	Per share amount
	$		$
2023	(70,392,929)	131,468,888	(0.5354)
2022	65,075,454	121,161,250	0.5371
2021	(271,729,101)	68,326,365	(3.9769)

Diluted EPS in relation to profit/(loss) attributable to equity holders

2023	(70,392,929)	131,468,888	(0.5354)
2022	65,075,454	121,929,892	0.5337
2021	(271,729,101)	68,326,365	(3.9769)

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2023

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

After market close on September 3, 2021, Centricus’ ordinary shares, units and warrants ceased trading on The Nasdaq Stock Market LLC, and beginning on September 7, 2021, the Company’s ordinary shares and warrants began trading on Nasdaq under the symbols "ARQQ" and “ARQQW”, respectively.  Please see note 18 for further detail on the valuation of the warrants.

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

For the year ended 30 September 2023

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

For the year ended 30 September 2023

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
158,049,550

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2023

10.    Property, plant and equipment

	Computer	Office	Furniture &
	equipment	equipment	fittings	Total
	$'000	$'000	$'000	$'000
Cost
At 1 October 2020	32	—	—	32
Additions	223	—	—	223
Foreign exchange on translation	1	—	—	1
At 30 September 2021	256	—	—	256
At 1 October 2021	256	—	—	256
Additions	1,810	25	581	2,416
Foreign exchange on translation	(47)	(2)	(32)	(81)
At 30 September 2022	2,019	23	549	2,591
At 1 October 2022	2,019	23	549	2,591
Additions	407	74	231	713
Disposals	(55)	—	—	(55)
Foreign exchange on translation	22	—	(11)	11
At 30 September 2023	2,393	97	769	3,260
Depreciation
At 1 October 2020	(5)	—	—	(5)
Charge	(53)	—	—	(53)
Foreign exchange on translation	1	—	—	1
At 30 September 2021	(57)	—	—	(57)
At 1 October 2021	(57)	—	—	(57)
Charge	(327)	(2)	(39)	(368)
Foreign exchange on translation	37	—	3	40
At 30 September 2022	(347)	(2)	(36)	(385)
At 1 October 2022	(347)	(2)	(36)	(385)
Charge	(732)	(18)	(133)	(882)
Disposals	18	—	—	18
Foreign exchange on translation	(42)	—	(4)	(47)
At 30 September 2023	(1,103)	(20)	(173)	(1,296)
Net Book Value
At 30 September 2023	1,290	77	596	1,963
At 30 September 2022	1,672	21	513	2,206
At 30 September 2021	199	—	—	199

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2023

11.    Intangible fixed assets

	Digital	Project
	Bills of	Development
	Exchange	Costs	QuantumCloudTM	Website	Total
	$'000	$'000	$'000	$'000	$'000
Cost
At 1 October 2020	—	8,777	—	—	8,777
Additions	—	8,881	201	—	9,082
Foreign exchange on translation	—	376	—	—	376
At 30 September 2021	—	18,034	201	—	18,235
Additions	—	25,021	273	—	25,294
Foreign exchange on translation	—	(3,238)	—	—	(3,238)
At 30 September 2022	—	39,817	474	—	40,291
Additions	1,414	12,438	1,409	150	15,411
Impairment	—	(17,601)	—	—	(17,601)
Assets reclassified as held for sale	—	(38,677)	—	—	(38,677)
Foreign exchange on translation	—	4,079	—	—	4,079
At 30 September 2023	1,414	56	1,883	150	3,503
Amortisation
At 1 October 2020	—	—	—	—	—
Charge	—	—	—	—	—
At 30 September 2021	—	—	—	—	—
Charge	—	—	—	—	—
At 30 September 2022	—	—	—	—	—
Charge	—	—	(89)	—	(89)
At 30 September 2023	—	—	(89)	—	(89)
Net Book Value
At 30 September 2023	1,414	56	1,794	150	3,414
At 30 September 2022	—	39,817	474	—	40,291
At 30 September 2021	—	18,034	201	—	18,235

The Group’s intangible assets under development are internally generated and the Group has not yet begun amortisation of these finite useful economic life assets with the exception of QuantumCloudTM which has started to generate revenue. $1.883 million (2022: $0.474 million) of these capitalised costs relate to QuantumCloudTM.

An impairment test was performed for the year ended September 30, 2023, which considered the value of existing contracts and forecasted revenues. An impairment of $17.6 million was deemed necessary for the satellite. No impairment was deemed necessary for the other intangibles. The Group has begun amortisation for QuantumCloudTM and will begin amortisation of the remaining intangible assets when they are available for use.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2023

12.    Equity accounted investees

Investment in
Joint Venture
$'000
Cost
At 1 October 2020	32
Additions	—
Foreign exchange on translation	2
At 30 September 2021	34
Additions	—
Foreign exchange on translation	(6)
At 30 September 2022	28
Additions	—
Foreign exchange on translation	2
At 30 September 2023	30

Joint venture

Quantum Keep Limited is a joint venture of Arqit Limited, which is a 100% owned subsidiary of Arqit Quantum Inc. The registered office is One Fleet Place, London, England, EC4M 7WS. Arqit Ltd jointly holds 50% of shares for the entity. The nature of Quantum Keep Limited’s activities is that of business and domestic software development. Quantum Keep Ltd is a separate vehicle and the Group has a residual interest  in Quantum Keep Ltd as a JV.

Quantum Keep Limited was incorporated on 12 August 2020 with Arqit Ltd. taking a 50% investment in incorporation.

Quantum Keep Limited has no activity relating to continuing or discontinued operations within the year. There was no total comprehensive income.

13.    Discontinued operations and assets classified as held for sale

Assets and liabilities classified as held for sale

(i) General Description

Arqit announced that through innovation in the delivery of its products, quantum satellite hardware was no longer required and that it intends to monetise (in whole or in part as a capacity sharing arrangement) its quantum satellite currently under construction. Following that announcement, the group initiated a partner search process to consider wholesale capacity sales or joint ventures, and received indications that an outright sale of the business might be viable. As a result, Arqit retained an adviser in May 2023 to assist in the process pursuing the sale of its satellite division amongst other potential transactions. The satellite division consists of satellite assets under construction, patents, customer contracts and an engineering team.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2023

(ii) Assets and liabilities held for sale

The following major classes of assets and liabilities relating to these operations have been classified as held for sale in the consolidated statement of financial position as at 30 September:

	2023	2022	2021
	$'000	$'000	$'000
Property, plant and equipment	—	—	—
Investment property	—	—	—
Intangible assets	38,677	—	—
Trade and other receivables	—	—	—
Other financial assets	—	—	—
Assets held for sale	38,677	—	—

Deferred government grants	5,869	—	—
Employee benefits	—	—	—
Other financial liabilities	—	—	—
Liabilities held for sale	5,869	—	—

The impact on the statement of comprehensive income is as below:

	2023	2022	2021
	$'000	$'000	$'000
Other operating income	4,986	12,843	—
Administrative expenses	(1,471)	(1,176)	—
Profit from discontinued operations	3,515	11,667	—

The net cash flows associated with the discontinued operations are as follow:

	2023	2022	2021
	$'000	$'000	$'000
Net cash used in operating activities	4,986	12,843	—
Net cash used in investing activities	(12,438)	(25,021)	(8,881)
Net cash used in financing activities	1,316	2,161	2,459
Net cash flows for the year	(6,136)	(10,017)	(6,422)

Net cash flow of the assets held for sale is indicative of the cash investment Arqit made in developing the quantum satellite.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2023

14.    Trade and other receivables

	2023	2022	2021
	$'000	$'000	$'000
Current assets
Trade debtors	1,273	5,924	57
Other debtors	164	892	856
Prepayments and accrued income	1,780	861	2,379
Total	3,217	7,677	3,292

The directors consider that the carrying amount of financial assets recorded at amortised cost in the financial statements approximate their fair value.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

	2023	2022	2021
	$'000	$'000	$'000
Non-current Assets
Prepayments	—	15,873	5,000
Trade debtors	—	975	—
Other debtors	1,888	1,717	—
Total	1,888	18,565	5,000

In the prior year, Non-current prepayments comprised the payment of a non-refundable deposit towards the cost of the first satellite launch service. Within the current financial year, Virgin Orbit Inc. filed for bankruptcy in the U.S. and as a result this balance has been completely written off. Arqit is still pursuing recovery of funds in conjunction with the appointed authority.

15.    Trade and other payables

	30 September	30 September
	2023	2022	2021
	$'000	$'000	$'000
Current liabilities
Trade payables	11,788	17,478	9,748
Other tax and social security	1,471	633	410
Other creditors	733	516	1,019
Accruals	4,821	3,803	3,236
Deferred income	18	225	2,656
Total	18,831	22,655	17,069

Trade payables and accruals relate to amounts payable at the balance sheet date for services received during the year. The Group has financial risk management policies in place to ensure that all payables are paid within the credit timeframe. The directors consider that the carrying amount of financial liabilities recorded at amortised cost in the financial statements approximate their fair value.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2023

Within other creditors, a total of $nil (2022: $nil; 2021: $961,268) relates to interest owed on convertible loan notes which converted in September 2021.

	2023	2022	2021
	$'000	$'000	$'000
Non-current Liabilities
Deferred government grants	24	4,183	2,460
	24	4,183	2,460

.

16.    Borrowings

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

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2023

17.    Cash generated from operations

	2023	2022	2021
	$'000	$'000	$'000
(Loss)/profit on continuing operations before tax	(74,049)	53,408	(271,729)
Profit from discontinued operations	3,515	11,667	—
Adjustments for:
Depreciation	2,543	1,292	53
Amortisation of intangible assets	91	—	—
Gain on sale of property, plant and equipment	(53)	—	—
Impairment loss on trade receivables and contract assets	12,335	—	—
Impairment loss on intangible assets	17,601	—	—
Change in trade and other receivables	21,136	(17,949)	(6,132)
Change in trade and other payables	(7,982)	5,586	(1,290)
Share option charge	14,118	21,742	166
Finance income	(41)	—	—
Interest payable	284	221	1,078
Change in fair value of warrants	(10,638)	(117,394)	98,090
IFRS 2 adjustment relating to reverse acquisition	—	—	155,460
Cash (used in)/generated from operations	(21,140)	(41,427)	(24,304)
Reconciliation of net cashflow to movements in net debt:
Opening net cash/(debt)	48,966	86,966	(5,265)
Convertible facilities received	—	—	(14,148)
Borrowings received	—	—	(5,042)
Net interest charge	—	—	(100)
Facilities converted	—	—	18,864
Repayment of borrowings	—	—	6,120
Movement in cash	(4,054)	(28,975)	86,765
Movement on foreign exchange	(457)	(9,025)	(228)
Movement in net cash/ (debt)	(4,511)	(38,000)	92,231
Closing net cash/(debt)	44,455	48,966	86,966
Composition of closing net cash/(debt)
Cash	44,455	48,966	86,966
Bank loans	—	—	—
Convertible loans	—	—	—
Net cash/(debt)	44,455	48,966	86,966

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2023

18.    Warrants

Warrant liabilities

Warrants in connection with the Business Combination are classified as financial liabilities at fair value through profit and loss. The warrants are valued at the acquisition date September 3, 2021, for the purpose of determining the deemed acquisition cost. At this date, Arqit Limited (accounting acquiree) acquired all the assets and liabilities of the Company at their fair value. A further valuation of the warrants is performed at September 30, 2022, and 2023 for the year end.

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

For the year ended 30 September 2023

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

IFRS 13 Fair Value prescribes a fair value hierarchy made up of 3 levels of inputs based on the reliability of the underlying data used in establishing the fair value. Public warrant liabilities at fair value through profit and loss are level 2 instruments. Level 2 of the hierarchy includes instruments that are not traded in an active market and is determined using valuation techniques which maximise the use of observable market data and rely as little as possible on entity-specific estimates. Private warrant liabilities are classified as level 3 instruments. The fair value is determined using the fair value of the public warrants, adjusted for a lack of marketability discount because these warrants may only be transferred to a specified group of permitted transferees, therefore limiting the depth of the market (refer to note 25). The key inputs into the Binomial Option Pricing Model were as follows: dividend yield (nil %), volatility (45%) and risk-free rate (4.16%). Volatility was calculated using a set of comparable companies.

	Number of	Number of	Fair value of
	Private	Public	warrant
	warrants	warrants	liability
			$'000

At date of acquisition (3 September 2021)	6,266,667	8,624,973	29,948
Change in fair value	—	—	98,090
Balance at 30 September 2021	6,266,667	8,624,973	128,038
Warrants exercised	—	(1,852,736)	—
Change in fair value	—	—	(117,394)
Balance at 30 September 2022	6,266,667	6,772,237	10,644
Warrants exercised	—	—	—
Change in fair value	—	—	(10,638)
Balance at 30 September 2023	6,266,667	6,772,237	6

Equity settled registered direct warrants

In February 2023, Arqit entered into a securities purchase agreement with investors pursuant to which it sold 10,000,000 ordinary shares, together with warrants to purchase 7,500,000 ordinary shares at a combined purchase price of $2.00 per share and accompanying warrant. The February 2023 Investor Warrants have an exercise price of $2.00 per share, are currently exercisable and will expire on February 22, 2028. In addition, in connection with the February 2023 registered direct offering Arqit issued warrants to purchase 550,000 ordinary shares to H.C. Wainwright & Co., LLC or its designees. The February 2023 Placement Agent Warrants have an exercise price of $2.50 per share, are currently exercisable and will expire on February 22, 2028.

In September 2023, Arqit entered into securities purchase agreements with investors pursuant to which it sold 20,755,677 ordinary shares, together with warrants to purchase 20,755,677 ordinary shares at a combined purchase price of $0.78 per share and accompanying warrant. The September 2023 Investor Warrants have an exercise price of $0.78 per share, are currently exercisable and will expire on September 12, 2028. In addition, in connection with the September 2023 registered direct offering Arqit issued warrants to purchase 705,128 ordinary shares to H.C. Wainwright & Co., LLC or its designees. The September 2023 Placement Agent Warrants have an exercise price of $0.975 per share, are currently exercisable and will expire on September 8, 2028. The September 2023 registered direct offering included the sale of 7,935,164 ordinary shares, together with 7,935,164 September 2023 Investor Warrants at a combined offering price of $0.78 per ordinary share and accompanying warrant to existing shareholders Heritage Assets SCSP, Ropemaker Nominees Limited and Carlo Calabria. Arqit director Manfredi Lefebvre d’Ovidio has sole investment and voting power over the shares held by Heritage Assets SCSP, and Arqit director Stephen Chandler is on the investment committee of Notion Capital Managers LLP, which is the beneficial owner of the Company shares held by Ropemaker Nominees Limited, and Carlo Calabria is an Arqit director. See “Item 7.B. Related Party Transactions.”

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2023

19.    Share-based compensation

The Group has incentive awards for employees, share options which have ceased in 2021 and RSUs. The below table summaries share-based compensation expense for the years ended September 30, 2023, 2022 and 2021.

	2023	2022	2021
	$'000	$'000	$'000
Share option charge included in administrative expenses	(14)	177	165
RSU compensation for the year included in administrative expenses	14,132	21,565	—
	14,118	21,742	165

Share options

Share options are exercisable at the price agreed at the time of the issue of the share option. The vesting periods are consistent between employees. Options are typically forfeited if the employee leaves the Group before the options vest. Details of the share options granted during the period are as follows:

	2023		2022		2021
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	exercise
	Share options	Price ($)	Share options	Price (£)	Share options	Price (£)
Outstanding at beginning of period	8,004,813	0.0001	8,451,872	0.0001	161,250	0.0001
Granted during the period	—	—	—	—	55,210	0.0001
Forfeited/lapsed during the period	(14,141)	0.0001	(447,058)	0.0001	(32,963)	0.0001
Exercised during the period	(1,687,270)	—	—	—	—	—
Outstanding at end of period	6,303,402	0.0001	8,004,813	0.0001	183,497	0.0001
Exercisable at end of period	1,699,277		1,253,062		17,167

The options outstanding at 30 September 2023 had a weighted average exercise price of $0.0001 (£0.0001) pence, and a weighted average remaining contractual life of 2 years. Prior to the completion of the business combination (2021), Arqit Limited granted options over Arqit Limited ordinary shares to its employees, consultants and advisors. The holders of each of these options agreed to exchange these options for equivalent options to acquire ordinary shares at a conversion rate of 46.06. Therefore, the share price and exercise price have been stated in pound sterling for 30 September 2021 due to this being the currency which the instrument originated from, this has been restated to dollars and the value is reflected as at 30 September 2023.

The inputs into the Black-Scholes model are as follows:

	2023	2022	2021
Weighted average share price (£)	—	—	3.30
Weighted average exercise price (£)	—	—	0.0001
Expected volatility	—	—	50%
Expected life	—	—	5 years
Risk-free rate	—	—	0.1%
Expected dividend yield	—	—	0%

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2023

RSUs

In October 2021, the compensation committee of the board of directors approved the grant of RSUs to employees. Compensation expense for RSUs is determined based upon the market price of the shares underlying the awards on the date of grant and expensed over the vesting period, which is generally a one to five-year service period.

	2023			2022
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
		grant date fair	remaining term		grant date fair	remaining term
	Number of	value per share	to vest/distribute	Number of	value per share	to vest/distribute
	awards	Price ($)	(yrs)	awards	Price ($)	(yrs)
Outstanding at beginning of period	2,686,071	—		—	—
Granted during the period	3,093,686	3.97		2,758,039	17.52
Forfeited/lapsed during the period	(309,076)	9.03		(71,968)	15.23
Vested during the period	(1,534,063)	13.03		—	—
Outstanding at end of period	3,936,618	9.82	2.07	2,686,071	17.58	1.4

20.    Staff costs

	2023	2022	2021
	$'000	$'000	$'000
The aggregate remuneration comprised:
Wages and salaries	20,166	12,920	9,532
Social security costs	3,117	1,405	1,238
Pension costs	2,312	707	166
Share based compensation	14,118	21,742	165
	39,713	36,774	11,101

A total of $1.956 million (2022: $4.920 million; 2021: $3.478 million) relating to staff costs was capitalised in relation to development costs within intangibles within the year.

Total remuneration for key management personnel for 2023 was $3.056 million (2022 - $3.795 million; 2021 - $3.331 million). Total pension contributions of key management personnel totaled $0.112 million (2022 -  $0.089 million; 2021 - $0.086 million) and is included within the total remuneration for key management personnel.  Nil (2022: nil; 2021: 15,000) share options were granted to key management personnel in the year. A total of 552,158 RSUs were granted to key management personnel for 2023 (2022 – 1,268,469 RSUs this number has been restated from the prior year).

During the year remuneration payable to directors was as follows:

	2023	2022	2021
	$'000	$'000	$'000
Directors’ remuneration	1,395	1,856	1,972

The highest paid Directors remuneration totaled $595,683 (2022: $789,002; 2021: $699,325).

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2023

21.    Deferred Tax

	2023	2022	2021
	$'000	$'000	$'000
At the beginning of the period	—	—	—
Movement in the year recognised in profit or loss	—	—	—
Foreign exchange on translation	—	—	—
At the end of the year	—	—	—
The deferred tax liability/(asset) is made up as follows:
Intangible asset and other timing differences	3,335	10,389	4,685
Unrelieved tax losses	(3,335)	(10,389)	(4,685)
	—	—	—

In total there are $95.281 million (2022: $42.204 million) of unrecognised deferred tax assets. This comprises an unrecognised deferred tax asset of $90.234 million (2022: $38.132 million) in respect of unrelieved tax losses carried forward and $5.047 million (2022: $4.0723 million) in respect of share scheme differences. These deferred tax assets have not been recognised as the Group is uncertain on when there will be sufficient future taxable profits against which to utilise the assets.

22. Leases

Leases as lessee

The Group leases several assets including buildings and IT equipment. The average lease term for buildings is 5 years and for IT equipment is 3 years. Information about leases for which the Group is a lessee is presented below.

The Group leases a laboratory and IT equipment which is a short term and/or leases of low-value items. The Group has elected not to recognise right-of-use assets and lease liabilities for these leases. At 30 September 2023, the Group is committed $0.003m for short-term leases.

Right-of-use assets

	Land &	IT
	buildings	equipment	Total
	$'000	$'000	$'000
Cost
At 1 October 2020	—	—	—
Additions	—	—	—
Foreign exchange on translation	—	—	—
At 30 September 2021	—	—	—
At 1 October 2021	—	—	—
Additions	7,597	704	8,301
Foreign exchange on translation	(1,321)	—	(1,321)
At 30 September 2022	6,276	704	6,980

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2023

At 1 October 2022	6,276	704	6,980
Additions	1,100	—	1,100
Foreign exchange on translation	635	—	635
At 30 September 2023	8,011	704	8,715
Depreciation
At 1 October 2020	—	—	—
Charge	—	—	—
Foreign exchange on translation	—	—	—
At 30 September 2021	—	—	—
At 1 October 2021	—	—	—
Charge	(841)	(82)	(923)
Foreign exchange on translation	80	2	82
At 30 September 2022	(761)	(80)	(841)
At 1 October 2022	(761)	(80)	(841)
Charge	(1,395)	(247)	(1,642)
Foreign exchange on translation	(77)	(14)	(91)
At 30 September 2023	(2,233)	(341)	(2,574)
Net Book Value
At 30 September 2023	5,778	363	6,141
At 30 September 2022	5,515	624	6,139
At 30 September 2021	—	—	—

Lease liability

	2023	2022	2021
	$'000	$'000	$'000
Current liabilities
Lease liabilities	2,118	1,154	—

Non-current liabilities
Lease liabilities	6,284	6,681	—
	8,402	7,835	—

Amounts recognised in profit or loss

	2023	2022	2021
	$'000	$'000	$'000

Depreciation expense on right of use assets	1,642	923	—
Interest on lease liabilities	284	221	—
Expense relating to short-term leases	3	12	9

Total	1,929	1,156	9

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2023

Amounts recognised in statement of cash flows

	2023	2022	2021
	$'000	$'000	$'000

Total cash outflow for leases	(1,599)	(657)	—

Total	(1,599)	(657)	—

23.    Share capital

The annual financial statements are prepared as a continuation of the financial statements of the Group, prior periods are that of Arqit Limited for September 2021.

On September 2, 2021, the Company had 12,973,270 ordinary shares in issue with a par value of $0.0001. Immediately following the merger, the Company closed a series of subscription agreements with accredited investors (“PIPE Investors”) for a private placement of 7,100,000 ordinary shares. PIPE financing led to an increase in share premium of $70.999 million.

As of September 30, 2023, the total number of ordinary shares of the Company outstanding is 163,554,269 with a par value of $0.0001.

	Number of ordinary	Share capital
	shares	$
Inception, April 26, 2021 – par value $1	1	1
Treasury shares	(1)	(1)
Shares issued in merger with Centricus	12,973,430	1,297
Shares issued in exchange for Arqit Limited shares	90,000,000	9,000
Shares issued to PIPE investors	7,100,000	710
September 30, 2021 – par value $0.0001	110,073,430	11,007

Warrants exercised	1,852,736	185
Shares issued in exchange for Arqit Limited shares	10,000,000	1,000
September 30, 2022 – par value $0.0001	121,926,166	12,192

Warrants exercised	—	—
Shares issued	41,628,103	4,163
September 30, 2023 – par value $0.0001	163,554,269	16,355

24.    Retained earnings

	2023	2022	2021
	$'000	$'000	$'000
At 1 October	(207,140)	(272,215)	(486)
Profit/(Loss) for the year	(70,393)	65,075	(271,729)
At 30 September	(277,533)	(207,140)	(272,215)

25.    Reserves

Share premium

Includes the difference in price between the par value of shares, and the total price the Group received for those shares, net of expenses.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2023

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

26.    Financial instruments and fair value disclosures

Capital management

The Group’s policy is to maintain a strong balance sheet for the business and to have an appropriate funding structure. Shareholders’ equity and long-term debt are used to finance assets under construction. The Group is not subject to any externally imposed capital requirements.

Financial assets and financial liabilities

Categories of financial assets and financial liabilities are as follows:

Financial assets at amortised cost

	Carrying value	Fair value
$'000	30 September 2023	30 September 2023
Cash and cash equivalents	44,455	44,455
Trade and other receivables	1,273	1,273
	45,728	45,728

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2023

	Carrying value	Fair value
$'000	30 September 2022	30 September 2022
Cash and cash equivalents	48,966	48,966
Trade and other receivables	6,899	6,899
	55,865	55,865

	Carrying value	Fair value
$'000	30 September 2021	30 September 2021
Cash and cash equivalents	86,966	86,966
Trade and other receivables	57	57
	87,023	87,023

The Directors consider the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the consolidated financial statements to approximate their fair value.

Financial liabilities at amortised cost

	Carrying value	Fair value
$'000	30 September 2023	30 September 2023
Trade and other payables	18,831	18,831
Lease liabilities	8,402	8,402
	27,233	27,233

	Carrying value	Fair value
$'000	30 September 2022	30 September 2022
Trade and other payables	22,655	22,655
Lease liabilities	7,834	7,834
	30,489	30,489

	Carrying value	Fair value
$'000	30 September 2021	30 September 2021
Trade and other payables	16,659	16,659
	16,659	16,659

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

		Fair value	Fair value
	Carrying value	Level 2	Level 3
	30 September	30 September	30 September
$'000	2023	2023	2023
Warrant liability	6	3	3
	6	3	3

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2023

		Fair value	Fair value
	Carrying value	Level 2	Level 3
	30 September	30 September	30 September
$'000	2022	2022	2022
Warrant liability	10,644	5,756	4,888
	10,644	5,756	4,888

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

For the year ended 30 September 2023

The table below summarises the FX exposure on the net monetary position of each group entity against its respective functional currency, expressed in the group’s presentation currency.

Year ended 30/09/2023	£'000
Parent	—
UK subsidiary	117,530
Total	117,530

The reasonable shifts in exchange rates below are based on historic volatility.

If the $/£ rates moved by +/- 11.39% then the effect on profit would be as follows:

Year ended 30/09/2023	$'000
Reasonable shift	(11.39)%
Total effect on Loss of +ve movements	(13,388)
Total effect on Loss of -ve movements	13,388

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

The maturity profile of the anticipated future cash flows including interest, using the latest applicable relevant rate, based on the earliest date on which the Group can be required to pay financial liabilities on an undiscounted basis, is as follows:

	Trade and	Deferred	Lease
2023	other	government	Liabilities
$'000	payables	grants		Total
On demand	—	—	—	—
Within one year	18,831	—	2,118	20,949
More than one year but less than two years	—	—	2,307	2,307
More than two year but less than five years	—	24	3,977	4,001
More than five years	—	—	—	—
	18,831	24	8,402	27,257

	Trade and	Deferred	Lease
2022	other	government	Liabilities
$'000	payables	grants		Total
On demand	—	—	—	—
Within one year	22,655	—	1,154	23,809
More than one year but less than two years	—	—	1,760	1,760
More than two year but less than five years	—	4,183	3,767	7,950
More than five years	—	—	—	—
	22,655	4,183	6,681	33,519

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2023

	Trade and	Deferred
2021	other	government		Convertible
$'000	payables	grants	Loans	loan notes	Total
On demand	—	—	—	—	—
Within one year	17,069	—	—	—	17,069
More than one year but less than two years	—	—	—	—	—
More than two year but less than five years	—	2,459	—	—	2,459
More than five years	—	—	—	—	—
	17,069	2,459	—	—	19,528

27.    Contingent Liabilities

As detailed in ‘Item 8 – Financial Information’ above, the Company is aware of legal proceedings relating to it, however given their nature and the uncertainties involved in the outcomes and financial impact, no liability has been recorded in relation to them.

28.    Subsidiaries

Details of the company’s subsidiaries at 30 September 2023 are as follows:

Name of undertaking	Registered office	Domicile	% held
Arqit Limited	7th Floor, Nova North, 11 Bressenden Place, London, England, SW1E 5BY	U.K.	100
Arqit Inc.	1209 Orange Street, Wilmington, County of Newcastle, Delaware 19801	U.S.	100
Arqit LLC	1209 Orange Street, Wilmington, County of Newcastle, Delaware 19801	U.S.	100
Arqit Italia S.R.L	Via Delle Quattro Fontane, 20, 00184 Roma	Italy	100
Arqit Quantum Pty Ltd	Level 10, 171 Clarence Street, Sydney NSW 2000	Australia	100
Arqit Quantum (Singapore) Pte. Ltd	68 Circular Road, #02-01, Singapore, 049422, Singapore	Singapore	100

29.    Ultimate controlling party

The Directors consider there to be no ultimate controlling party.

30.    Post balance sheet events

There were no material events subsequent to 30 September 2023 and up until the authorisation of the financial statements for issue.

31.    Related party transactions

In the year ended September 30, 2023, Arqit Inc. paid $100,000 (2022: $113,923, 2021: $103,861) for the director services of Lt General VL Jamieson who was a director of AQI during the year ended September 30, 2023. All transactions were on an arm’s length basis.

In the year ended September 30, 2023, Arqit Inc. paid $100,000 (2022: $100,575, 2021 $73,398) for the director services of General S Wilson who was a director of AQI during the year ended September 30, 2023. All transactions were on an arm’s length basis.

In the year ended September 30, 2023, Arqit Limited paid $nil (2022: $5,091, 2021: $11,679) for the Company secretarial and accounting costs of Arqit PTE, a dormant Company owned 50% by D Williams and 50% by D Bestwick. All transactions were on an arm’s length basis.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2023

On September 12, 2023, the Company completed a registered direct offering of its ordinary shares and warrants to purchase ordinary shares, in which Heritage Assets SCSP, Ropemaker Nominees Limited and Carlo Calabria purchased 7,935,164 ordinary shares, together with warrants to purchase up to 7,935,164 ordinary shares at a combined offering price of $0.78 per ordinary share and accompanying warrant. Company director Manfredi Lefebvre d’Ovidio has sole investment and voting power over the shares held by Heritage Assets SCSP, and Arqit director Stephen Chandler is on the investment committee of Notion Capital Managers LLP, which is the beneficial owner of the Company shares held by Ropemaker Nominees Limited, and Carlo Calabria is a director of the Company. The September 2023 Investor Warrants are currently exercisable at an exercise price of $0.78 per share.

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

In the year ended September 30, 2022, Arqit Limited paid $nil (2022: $1,750, 2021: $nil) to Notion Capital for professional services, a related party company of Board Director member and Audit Committee Chair Stephen Chandler. All related party transactions were on an arm’s length basis.

As at September 30, 2022, there was an amount owing of $6,574 relating to reimbursement- of an expense to D Williams, a director of the Group. This was fully repaid in October 2022.

There were no further related party transactions.