Form 20-F
period 2024-09-30
Arqit Quantum Inc.
filed 2024-12-05
CIK 1859690

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

September 30, 2024

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

3 Orchard Place

London SW1H 0BF

United Kingdom

Telephone: +44 203 91 70155

(Address of principal executive office)

Andrew Leaver

3 Orchard Place

London SW1H 0BF

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

●	11,545,354 Ordinary Shares, par value $0.0025 per share, as of September 30, 2024

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

“Business Combination Warrants” means Arqit’s 521,557 outstanding warrants to purchase its ordinary shares at an exercise price of $287.50 per share which became exercisable on February 8, 2022. Prior to the Reverse Share Split, Arqit had 13,038,904 outstanding warrants to purchase its ordinary shares at an exercise price of $11.50 per share.

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

“EAR” means the Export Administration Regulations of the U.K. Export Control Act 2002, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“February 2023 Investor Warrants” means Arqit’s 300,000 outstanding warrants to purchase its ordinary shares at an exercise price of $50.00 per share, which became exercisable on February 22, 2023. Prior to the Reverse Share Split, Arqit had 7,500,000 outstanding warrants to purchase its ordinary shares at an exercise price of $2.00 per share.

“February 2023 Placement Agent Warrants” means Arqit’s 22,000 outstanding warrants to purchase its ordinary shares at an exercise price of $62.50 per share, which became exercisable on February 22, 2023. Prior to the Reverse Share Split, Arqit had 550,000 outstanding warrants to purchase its ordinary shares at an exercise price of $2.50 per share.

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

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“Nasdaq” means the Nasdaq Capital Market.

“NATO” means the North Atlantic Treaty Organization.

“NIST” means the U.S. Department of Commerce’s National Institute of Standards and Technology.

“ordinary shares” means the ordinary shares, with $0.0025 post Reverse Share Split par value per share, of the Company.

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

“Reverse Share Split” the consolidation of the ordinary shares and preference shares whereby every twenty five shares were consolidated into one share effective September 25, 2024.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“September 2023 Investor Warrants” means Arqit’s 830,230 outstanding warrants to purchase its ordinary shares at an exercise price of $19.50 per share, which became exercisable on September 12, 2023. Prior to the Reverse Share Split, Arqit had 20,755,677 outstanding warrants to purchase its ordinary shares at an exercise price of $0.78 per share.

“September 2023 Placement Agent Warrants” means Arqit’s 28,207 outstanding warrants to purchase its ordinary shares at an exercise price of $24.37 per share, which became exercisable on September 12, 2023. Prior to the Reverse Share Split, Arqit had 705,128 outstanding warrants to purchase its ordinary shares at an exercise price of $0.975 per share.

“September 2024 Investor Warrants” means Arqit’s 5,440,000 outstanding warrants to purchase its ordinary shares at an exercise price of $2.50 per share exercisable upon the later of (i) one year from the issuance date, (ii) the date of the approval by the Company’s shareholders of an increase in authorized capital sufficient to permit the issuance of shares upon the exercise of the September 2024 Investor Warrants and (iii) the date that the closing trading price of the Ordinary Shares on the Nasdaq Capital Market has exceeded $5.00 for 60 consecutive trading days.

“U.S. dollar” or “$” means the legal currency of the United States.

“warrants” means the Business Combination Warrants, the February 2023 Investor Warrants, the February 2023 Placement Agent Warrants, the September 2023 Investor Warrants, the September 2023 Placement Agent Warrants and the September 2024 Investor Warrants.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

This Annual Report contains our audited consolidated financial statements as of and for the periods ended September 30, 2024, 2023 and 2022 (our “audited consolidated financial statements”). The Company qualifies as a foreign private issuer as defined under Rule 405 under the Securities Act and prepares its financial statements denominated in U.S. dollars in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board (“IFRS”).

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS AND

RISK FACTOR SUMMARY

This Annual Report contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, the provisions of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements are subject to risks and uncertainties and include information about possible or assumed future results of the business, financial condition, results of operations, liquidity, plans and objectives of the Company. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements regarding the following matters are forward-looking by their nature:

●	that there will be significant market opportunities for the Company’s products as a result of an expected transformation in the cyber encryption industry over the next decade;
●	that consumers, businesses and governments across all geographies and industries will likely need to replace the existing cyber encryption technology used in almost all electronic interfaces in order to maintain cyber security;
●	that the global addressable market for information security services will be $294 billion by the end of 2028;
●	that new opportunities for growth in demand for the Company’s products are expected in government, defense, telecoms, financial services, Internet of Things and connected car markets;
●	that “public key infrastructure” will be vulnerable to quantum computer attack; and
●	that quantum computers of sufficient scale to break “public key infrastructure” may be available within a few years.

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

Arqit has only just started to generate material revenues through the commercialization of its products. For the years ended September 30, 2022, 2023 and 2024, Arqit generated operating losses of $63.8 million, $54.5 million and $24.7 million respectively. Arqit intends to continue to invest and to increase investments in sales, marketing and product development, and believes that it will continue to incur operating and net losses until at least the time it is able to fully commercialize its products, but which may occur later than expected or not at all. There can be no assurance that Arqit’s products or its sales strategy will be commercially successful. Arqit’s potential profitability is dependent upon the successful development and commercial introduction and acceptance of its products, which may not occur. Because Arqit will incur the costs and expenses of commercializing its products before it receives any significant revenues with respect thereto, its losses in future periods may be significant. If Arqit is never able to achieve or sustain profitability, its results of operations could differ materially from its expectations and Arqit’s business, financial condition and results of operations could be materially adversely affected.

Arqit’s limited operating history makes it difficult to evaluate its business and future prospects and increases the risk of your investment.

Arqit began operations in 2017, has a limited operating history, and operates in the post-quantum cryptography encryption industry, which is rapidly evolving. As a result, there is limited information that investors can use in evaluating Arqit’s business, strategy, operating plan, results and prospects. Arqit intends to derive most of its revenues from the delivery of its symmetric key agreement product, Arqit SKA-PlatformTM, formerly known as QuantumCloudTM, which is a newly developed technology. It is difficult to predict future revenues and appropriately budget for expenses, and Arqit has limited insight into trends that may emerge and affect its business. If the assumptions Arqit uses to plan and operate its business are incorrect or change, its results of operations could differ materially from its expectations and Arqit’s business, financial condition and results of operations could be materially adversely affected.

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

As of September 30, 2024, Arqit had cash and cash equivalents of approximately $18.7 million. Although Arqit believes it has sufficient funds to fund its operations for the next twelve months as of the filing of this Annual Report on Form 20-F, it will require additional capital in order to successfully continue to develop its business and commercialize its products. There is no assurance that revenues from Arqit’s commercialization of its products will be sufficient to fund its operations in the future, or that additional funds will be available through other sources when required on terms that are acceptable to Arqit, or at all.  If Arqit is not able to access the capital required to fund its operations, its business, financial condition and results of operations could be materially adversely affected.

Arqit is reliant upon the lease of data center capacity and access to fiber optic infrastructure from third parties in order to commercialize its product.

Arqit leases its data centres and obtains access to fiber optic infrastructure from third parties and will be reliant on the continued operation of these data centres and infrastructure to commercialize its product. While Arqit has electronic access to the components and infrastructure of its cloud platforms that are hosted by third parties, Arqit does not control the operation of these facilities. Consequently, Arqit may be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of its direct control. The data centres or the fiber optic infrastructure Arqit uses to deliver its products may be vulnerable to damage or interruption from a variety of sources, including earthquakes, floods, fires, power loss, system failures, computer viruses, physical or electronic break-ins, human error or interference (including by disgruntled employees, former employees or contractors), and other catastrophic events. Its data centres or the fiber optic infrastructure Arqit uses may also be subject to local administrative actions, changes to legal or permitting requirements and litigation to stop, limit or delay operations. Despite precautions taken at these facilities, such as disaster recovery, business continuity arrangements, and diversity of supply in the Arqit network, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in interruptions or degradations in its services, impede its ability to scale its operations or have other adverse impacts upon its business. In addition, if Arqit does not accurately plan for its infrastructure capacity requirements and Arqit experiences significant strains on its data center capacity, Arqit may experience delays and additional expenses in arranging new data centres, and its customers could experience performance degradation or service outages that may subject it to financial liabilities, result in customer losses and materially harm its business. If Arqit is unable to efficiently and cost-effectively fix such errors at the data centres or fiber optic infrastructure or other problems that may be identified, this could damage its reputation and negatively impact its relationship with its customers. If Arqit is unable to successfully maintain and manage the data centres and the fiber optic infrastructure that Arqit uses, Arqit’s business, financial condition and results of operations could be materially adversely affected.

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

The success of its products and business depend in part on its ability to obtain patents and other intellectual property rights and maintain adequate legal protection for its products. As of the date of this Annual Report, Arqit had 25 granted patents and 20 pending patent in the UK. Arqit relies on a combination of patent, service mark, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect its proprietary rights, all of which provide only limited protection.

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

Arqit may in the future need to initiate infringement claims or litigation in order to try to protect its intellectual property rights. In addition to litigation where Arqit is a plaintiff, its defense of intellectual property rights claims brought against it or its customers or suppliers, with or without merit, could be time-consuming, expensive to litigate or settle, could divert management resources and attention and could force Arqit to acquire intellectual property rights and licenses, which may involve substantial royalty or other payments and may not be available on acceptable terms or at all. Further, a party making such a claim, if successful, could secure a judgment that requires Arqit to pay substantial damages or obtain an injunction and Arqit may also lose the opportunity to license its technology to others or to collect royalty payments. An adverse determination could also invalidate or narrow Arqit’s intellectual property rights and adversely affect its ability to offer its products to its customers and may require that Arqit procure or develop substitute products that do not infringe, which could require significant effort and expense. If any of these events were to materialize, Arqit’s business, financial condition and results of operations could be materially adversely affected.

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

Arqit also relies on physical and electronic security measures to protect its proprietary information but cannot provide assurance that these security measures will not be breached or provide adequate protection for its property. There is a risk that third parties may obtain and improperly utilize its proprietary information to its competitive disadvantage. Arqit may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce its intellectual property rights, and Arqit’s business, financial condition and results of operations could be materially adversely affected.

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

Shareholders of Cayman Islands exempted companies like Arqit have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies. Arqit directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

On October 12, 2021, Arqit’s registration statement on Form F-1, which has since been post-effectively amended on Form F-3 (File No. 333-259982 the “Resale Registration Statement”) registering the resale by shareholders of 4,717,000 ordinary shares, 6,266,667 Business Combination Warrants and 595,667 shares issuable upon exercise of Business Combination Warrants, became effective. The shareholders who registered shares and warrants for resale under the Resale Registration Statement have registration rights under the Registration Rights Agreement. The registration of these securities permits the public sale of such securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of Arqit ordinary shares.

In addition, in registered direct offerings in February 2023 and September 2023, Arqit issued the February 2023 Investor Warrants that are exercisable for 300,000 ordinary shares, the February 2023 Placement Agent Warrants that are exercisable for 22,000 ordinary shares, the September 2023 Investor Warrants that are exercisable for 830,230 ordinary shares and the September 2023 Placement Agent Warrants that are exercisable for 28,207 ordinary shares, all of which are currently exercisable and the shares issuable upon exercise of these warrants have been registered under registration statements. In a registered direct offering in September 2023, Arqit issued a total of 5,440,000 September 2024 Investor Warrants, which are not exercisable until the later of (i) one year from the issuance date, (ii) the date of the approval by the Company’s shareholders of an increase in authorized capital sufficient to permit the issuance of the shares issuable upon exercise of the September 2024 Investor Warrants and (iii) the date that the closing trading price of the Ordinary Shares on the Nasdaq Capital Market has exceeded $5.00 for 60 consecutive trading days. Arqit is obligated to register the shares issuable upon exercise of the September 2024 Investor Warrants under a registration statement. The exercise of a significant number of warrants may have an adverse effect on the market price of Arqit’s ordinary shares.

Certain shareholders that own a significant percentage of Arqit may have interests that conflict with Arqit’s or yours in the future.

Two shareholders of Arqit beneficially own approximately 50.2% of the outstanding Arqit ordinary shares and currently exercisable warrants. See “Beneficial Ownership of Securities.” For so long as these shareholders continue to own a significant percentage of Arqit ordinary shares and warrants, they will be able to significantly influence or effectively control the composition of the Arqit board of directors and the approval of actions requiring shareholder approval through their voting power. Accordingly, for such period of time, these shareholders will have significant influence with respect to Arqit’s management, business plans and policies, including the appointment and removal of Arqit’s officers. In particular, for so long as these shareholders continue to own a significant percentage of the outstanding Arqit ordinary shares, they will be able to cause or prevent a change of control of Arqit or a change in the composition of Arqit’s board of directors and could preclude any unsolicited acquisition of Arqit. The concentration of ownership could deprive you of an opportunity to receive a premium for your Arqit ordinary shares as part of a sale of Arqit and ultimately might affect the market price of the Arqit ordinary shares.

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

Nasdaq requires Arqit to meet certain financial, public float, bid price and liquidity standards on an ongoing basis in order to continue the listing of its ordinary shares. On October 19, 2023, Arqit received a notification from Nasdaq notifying the Company that it no longer satisfied Nasdaq Listing Rule 5550(a)(2) because for the 30 consecutive business days preceding the date of the notification, the bid price per share of Arqit’s ordinary shares had closed below the $1.00 per share minimum bid price required for continued listing on Nasdaq (the “Minimum Bid Price Requirement”).

On September 25, 2024, Arqit consolidated its ordinary shares and preference shares by way of the Reverse Share Split whereby every twenty-five shares were consolidated into one share, which had the effect of increasing the bid price per share of Arqit’s ordinary shares.  On October 10, 2024, the Company received notification from Nasdaq that the Company had regained compliance with Listing Rule 5550(a)(2).

However, in the future if Arqit does not maintain compliance with the Minimum Bid Price Requirement and other Nasdaq continued listing requirements, its ordinary shares may be subject to delisting.  If Arqit’s ordinary shares were to be delisted and it would not be able to list its ordinary shares on another national securities exchange, Arqit’s shareholders could face significant material adverse consequences, including limited availability of market quotations for Arqit’s ordinary shares and reduced liquidity for the trading of its securities. In addition, Arqit could experience a decreased ability to issue additional securities and obtain additional capital in the future.

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

Arqit is a foreign private issuer, as such term is defined in Rule 405 under the Securities Act, however, under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to Arqit on March 31, 2025.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. HISTORY AND DEVELOPMENT OF THE COMPANY

The legal name of the Company is Arqit Quantum Inc. The Company is an exempted limited liability company incorporated under the laws of the Cayman Islands on April 26, 2021. The Company’s registered office is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, Cayman Islands, KY1 1104. The address of the principal executive office of the Company is 3 Orchard Place, London, UK and the telephone number of the Company is +44 (0) 203 91 70155.

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

4.B. BUSINESS OVERVIEW

Overview

Arqit is a cybersecurity company that has pioneered a unique symmetric key agreement technology which makes the communications links of any networked device or data at rest secure against current and future forms of cyber-attack — even an attack from a quantum computer. Arqit delivers its symmetric key agreement technology via its Arqit SKA-PlatformTM. During 2024, Arqit re-branded its flagship product from QuantumCloud™ to SKA Platform™ to more precisely reflect its offering, which no longer contains any hardware or quantum effects.

Arqit SKA-PlatformTM is a software platform as a service that creates unbreakable software encryption keys that are low cost and easy to use within existing information technology standards with no new hardware and no major software upgrades or “rip and replace” required.

The software has potentially universal application to every edge device and cloud machine in the world. The security proofs for the design aspects of the key-establishment protocols used to enable symmetric key agreement over classical IP network infrastructures within Arqit SKA-PlatformTM were independently assured in 2022 by the University of Surrey, which is accredited as a Centre of Excellence for Cyber Security by the UK Government’s National Cyber Security Centre. Arqit believes that its symmetric key agreement platform is compliant with the NSA Commercial Solutions for Classified Symmetric Key Management Requirements Annex 1.2 which dictates how Government agencies can incorporate quantum-safe symmetric key protections into solutions which use off-the-shelf commercial products to protect classified networks.

Arqit’s technology combines world-leading innovation in two areas: the secure distribution of replicated entropy to data centres and a software agent that can be downloaded onto any device and makes the use of symmetric key encryption a scalable business model.

●	As part of the background technology that allows Arqit’s software agent to operate at end points, identical sets of random numbers (“replicated entropy”) must be delivered securely and frequently to data centres. Replicated entropy is an important constituent part of Arqit SKA-PlatformTM product. Arqit developed a propriety method for the secure distribution of replicated entropy to data centres using classical digital hardware and software elements.

●	A second innovation is a small software agent downloaded from the Arqit SKA-PlatformTM onto any form of device or integrated into any piece of software. By exchanging information with the Arqit SKA-PlatformTM, which moderates a key agreement process with all parties involved in a unique way, this software agent is able to create new symmetric encryption keys in partnership with any other device or cloud machine, or in large groups of devices. Keys are never “delivered”, they are created, and so they cannot be intercepted. They are created at the end points in a manner that means they can never be known by a third party, and can be used once if necessary and replaced infinitely. Once created, the keys cannot be broken even by a universal quantum computer in a usable time period, estimated to be in excess of millions of years.

Arqit began commercializing its products in the fiscal year ended September 30, 2021. Arqit sold its product to select early customers on a master distribution agreement basis, an enterprise license basis and as a platform as a service, including BT plc, AUCloud and Nine23. Arqit announced in December 2022 that it will focus on selling its products on a Platform as a Service basis, primarily through channel partners and distributors, which is expected to generate annual recurring revenue (ARR). Arqit signed its first annual recurring revenue license shortly before the end of fiscal year 2024. Arqit platform as a service will be sold as standardized products to specific target markets or a Private Instance to customers to require control of the end-to-end technology. Arqit has announced channel partnerships and distribution agreements with Sparkle, Juniper, Fortinet, AWS, Dell, Exclusive Networks, Sierra Nevada Corporation Mission Systems UK, SecureCloud+, DETASAD, Advanced International Electronic Equipment Company, Carahsoft, and SoftIron through which it will sell directly and indirectly to end customers. Arqit is currently engaged in discussions with additional customers, channel partners and distributors and, in July 2024, it announced that it has become an Independent Software Vendor collaborating with Intel.

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

Total Addressable Market

According to Gartner (Gartner, Inc., Forecast: Information Security and Risk Management, Worldwide, 2022 2028, 2Q24 Update, Published July 3, 2024), it is estimated that the global addressable market for information security services will be $294 billion by the end of 2028. Arqit believes that every connected service is vulnerable to current and future attacks on PKI, in particular by quantum computers in the near to mid-term. This vulnerability will affect cyber security on every connected end point, network device and cloud machine globally, and Arqit believes that its product is the only known method to create encryption keys at large scale, high efficiency and low cost though a cloud platform that is secure against quantum computer attack. As a result, Arqit has assumed that the entire information security market represents its total addressable market.

Arqit’s Technology

Encryption is the foundation of the communications technology everyone uses. However, the technology we rely on for encryption in most cases was developed over 30 years ago. There are well-known vulnerabilities in this technology today, and near term developments in quantum computing will significantly increase risks.

The origins of encryption are in symmetric encryption keys — long truly random numbers. A universal quantum computer would take on average more than the age of the universe to guess a 256 digit symmetrical key because there are no mathematics involved in creating a random number.

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

An important element in the creation of Arqit’s symmetric encryption keys is replicated entropy distributed at multiple data centres. The replicated entropy is utilized via a software agent on the end point device in the key creation process. Through its proprietary method of distribution, Arqit is able to securely deliver replicated entropy to data centres globally using a set of classical digital hardware and software elements. Distributed replicated entropy is fundamental to the creation at end points of symmetric encryption within Arqit’s Arqit SKA-PlatformTM.

Arqit delivers replicated entropy to data centres that host the Arqit SKA-PlatformTM system. End point devices that download Arqit’s software agent are able to securely authenticate into Arqit SKA-PlatformTM at different data centres which then moderate a key agreement process by sharing cryptographic information with the end points. From the combination of elements of shared secrets that can be shared by the parties, the end points are then able to create a new shared symmetric encryption key. The end point keys are zero trust, never known by a third party – including Arqit - and they are computationally secure even against a quantum attack. The created symmetric encryption keys can be used inside an AES256 algorithm which is already incorporated in all standard networking software systems, or any other symmetric algorithm, and therefore Arqit’s product is very simple to implement. The U.S. National Security Agency has declared that symmetric encryption is the most safe and easiest method to immediately become quantum safe.

Arqit's platform for quantum-safe networking

Protect critical communication channels with hardened symmetric keys

ARQIT SKA PLATFORM
1 Arqit's cloud-based platform orchestrates endpoints and brokers key creation
2 Keys are created in the agents and are available via a secure interface
ARQIT AGENT
USER PHYSICAL/VIRTUAL DEVICE
HARDENED COMMS CHANNEL (IPSEC, TLS, ...)
3 Local services draw down symmetric keys and use them to harden communications
ENDPOINT

The Arqit technology includes three areas of innovation:

●	SKA-PlatformTM Software. Arqit SKA-PlatformTM Arqit SKA-PlatformTM creates a secure global mesh between different cloud providers and on-premises data centres around the globe.
●	End Point Security. Arqit invented a novel form of end point security called “distributed secure communications cryptography” or “DSCC” whereby end points can create initial symmetric key- protected channels and limitless group or session keys. The end points rely on the QuantumCloudTM platform to deliver replicated entropy but create keys themselves, such that the keys are always unknowable by any third party. Arqit’s DSCC invention allows quantum-safe cryptography to be commercialized for the mass market.

SKA-PlatformTM

Arqit’s SKA-PlatformTM is a platform as a service that creates a secure global mesh between different cloud providers and on-premises data centres around the globe. SKA-PlatformTM supplies the platform that enables end points to share data securely for the creation of new keys. It also allows Arqit to provide highly secure services for customers to store, communicate and sign their data. This platform as a service architecture means that Arqit’s customers can easily integrate quantum safe cryptographic services into new or existing platforms.

Arqit can extend this secure platform to give customers access to their keys, in a quantum safe manner anywhere in the globe. The SKA-PlatformTM uses different quantum keys at every layer of infrastructure and with each piece of data. The system ensures that data centres only communicate across quantum safe channels. Within these channels, a form of technology divides data into separate pieces for storage across different data centres, and orders and records encrypted addresses at which the different pieces are stored. Transactions are signed with quantum keys and layered into this technology. Quantum keys are moved inside the SKA-PlatformTM using a novel symmetric key algorithm called “ARQ20”, which Arqit has patent pending for use exclusively within the SKA-PlatformTM. Finally, data is sent out to the secure end points inside the quantum encrypted channel achieved by the use of keys created using the DSCC process.

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

The ability to create new symmetric keys at the end points as moderated by the SKA-PlatformTM is an extremely important innovation, and is a step forward for organizations who already use a legacy method of infrequently refreshing symmetric encryption keys. Many organizations in defense, financial services and critical national infrastructure have never trusted PKI and so used symmetric encryption keys by physically transporting them. However, even symmetrical encryption keys that are physically transported must be refreshed to provide secrecy. The more times a key is used, the more likely an attacker might learn about it over time, and the more opportunities there may be for it to be stolen. Therefore, the SKA-PlatformTM provides some very significant advantages to such organizations.

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

Arqit’s Products

SKA PlatformTM

Arqit’s core product is its Symmetric Key Agreement Platform (SKA PlatformTM), which is a platform as a service that, in conjunction with its software agent, creates keys in the cloud and at end points. These keys can be used variously to encrypt channels, encrypt data at rest and sign transactions.

These products are delivered in the cloud, requiring no extra infrastructure or hardware on the part of the customer, and with the use of simple lightweight agents at end points like servers, firewalls, mobile phones, cars or Internet of Things sensors.

As a platform as a service SKA PlatformTM is broadly applicable across all geographies and sectors, delivering the same key creation functionality to all applications and use cases. This provides Arqit with the flexibility to identify and develop Software as a Service products in areas such as identity, distributed ledger and financial payments which would have sufficient benefit and differentiation from the stronger, simpler encryption that Arqit provides to potentially give it a route to leadership in certain vertical markets, rather than selling to all legacy market participants.

Service Variants

•

Multi-Tenanted: This is Arqit’s standard service where customers use a shared service hosted in the cloud by Arqit on servers owned by Arqit and operated on a multi-tenanted basis. Pricing for this option will typically be a one-time fee per end point installation, as well as a fee per keys created. Pricing will vary depending on the number of end points and keys consumed.

•	Private Instance: The SKA PlatformTM can also be sold as a private instance, typically for government or large enterprise customers who want total control over all infrastructure.
•	Standardized Products: Arqit has developed standardized products to address specific customer use cases. Marketing standardized products is the key focus of its sales efforts.

Standardized Products

Arqit is developing a set of standardized products which address specific customer use cases. By standardizing a product Arqit can quickly meet an end market need with little or no customization for individual customers to begin utilizing its technology. Currently Arqit has one standardized product that it is actively marketing - NetworkSecureTM.  NetworkSecureTM is a standardized interface for network devices, like firewalls, to agree quantum-safe symmetric keys and upgrade the security of VPN connections over Internet Security Protocol (“IPsec”) – a secure network protocol suite that authenticates and encrypts packets of data to provide secure encrypted communication between two computers over a network. Arqit has integrated NetworkSecureTM into the firewall products of Juniper and Fortinet and is available for purchase through their respective distribution channels. In April of 2024, it was announced that Arqit has collaborated with Intel and demonstrated world’s First Quantum-Safe, 1.89 Tb IPsec products running on Intel Xeon Scalable processors. Arqit is in discussions with additional firewall and network device manufacturers regarding integrating NetworkSecureTM. Integrating into firewall and network devices makes the purchasing decision for the end customer simpler as upgrading to Arqit’s symmetric key cryptography becomes an up-sell rather than a discrete purchasing decision and implementation.

During the fiscal year Arqit discontinued its TradeSecureTM and WalletSecureTM standardized products in order to focus resource on our core SKA product.  Arqit expects to introduce additional standardized product in the future which have at their core Arqit’s SKA PlatformTM symmetric key technology.

Go-to-Market Strategy

Arqit is focused on the following key end markets:

•	Telecommunications
•	Financial services
•	Large enterprises
•	Government
•	Defense

Arqit has entered into contracts for SKA-Platform™ service in several geographies and sectors, including DETASAD in the Kingdom of Saudi Arabia, AUCloud in Australia and BT and Nine23 in the UK.

Arqit’s initial go-to-market had been focused on developing an enterprise license sales model directly to customers. The May 2022 publication of the independent review and assurance of the security proofs for the design aspects of the key-establishment protocols used to enable symmetric key agreement over classical IP network infrastructures within the SKA-Platform™ by the University of Surrey, a GCHQ UK National Cyber Security Centre Accredited Centre of Excellence for Cyber Security, increased interest in Arqit’s symmetric key agreement software by leading technology companies. During 2022, Arqit shifted its focus to the establishment of channel partner relationships. Arqit has established relationships with Sparkle, Juniper Networks, Fortinet, AWS, Dell, Sierra Nevada Corporation Mission Systems UK (SNC), SecureCloud+, Exclusive Networks, DETASAD, AIEE Carahsoft and SoftIron. Pursuant to these relationships, channel partners will offer the SKA-Platform™ and/or Arqit’s standardized products directly or indirectly to customers as part of their integrated product offering.  Arqit primarily focuses on maximizing sales opportunities through these and other potential major technology partners. The following are Arqit’s current channel and distribution partner relationships:

Service or Product:	Channel and Distribution Partners:
Arqit SKA-Platform™	BT, AUCloud, Nine23, DETASAD, AIEE, SoftIron
Arqit NetworkSecure™	Sparkle, Juniper, Fortinet, Dell, BT, Exclusive Networks

, DETASAD
End Market Focus:	Channel and Distribution Partners:
Enterprise	Sparkle, BT, Exclusive Networks, AUCloud, Nine23, AIEE, DETASAD
Government (including defence)	VTC, LLC dba Total Site Solutions, SNC, BT, DETASAD, AIEE, SecureCloud+, AUCloud, Nine23, Exclusive Networks, SoftIron, Dell

Geographic Focus:	Channel and Distribution Partners:
Global	Sparkle, BT
U.S.	VTC, LLC dba Total Site Solutions, Exclusive Networks
Europe	Nine23, SecureCloud+
MEA	DETASAD, AIEE
Asia	AUCloud

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

Competition

Arqit’s competitors are suppliers of QKD, quantum encryption and legacy encryption services. There have been a significant number of entrants into these markets in the last five years, mostly in the areas of QKD and post-quantum cryptography. While potential competitors, Arqit believes there may be opportunities for collaboration with entities which are pursuing competing solutions.

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

Satellite Infrastructure

Arqit’s technology stack previously contemplated the use of satellite technology for the distribution of replicated entropy. Through innovation Arqit was able to replace satellite distribution with terrestrial distribution, which also had the benefit of eliminating future capital and operating expenditures associated with use of satellites as part of its core product offering. Arqit announced in December 2022 that it expected that these changes to its technology strategy may result in a portion of capitalized satellite costs recouped as a result of a sale of the satellite currently under construction, joint venture development and operation of the satellite, and/or the licensing of its ARQ19 intellectual property. In May 2023 Arqit retained an adviser to assist in the process of pursing the sale of its satellite division amongst other potential transactions. Arqit discontinued its pursuit of such potential transactions in mid-2024 and novated its satellite construction contracts with the European Space Agency and QinetiQ Space NV to Com Dev Europe Limited (t/a Honeywell) in September 2024.

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

As of the date of this Annual Report, Arqit has approximately 25 granted patents and 20 pending patents in the UK. Arqit pursues global registration of its domain names and products and services trademarks and as of the date of this Annual Report, Arqit had 28 registered trademarks.

Based on the filing dates of Arqit’s existing patent applications, and assuming the patents are granted and renewed throughout their lifetimes, Arqit currently expects each patent right to provide protection for up to 20 years from the relevant filing dates which, as of the date of this Annual Report, range from June 4, 2018 to June 28, 2024.

Arqit regularly reviews its development efforts to assess the existence and patentability of new inventions and is prepared to file additional patent applications when it determines it would benefit its business to do so.

Group Structure

Arqit Limited, a company limited by shares incorporated in England, is a wholly-owned subsidiary of the Company and is the Company’s primary operating subsidiary. Arqit Limited has four wholly-owned subsidiaries: Arqit Inc., a Delaware corporation, Arqit LLC, a Delaware limited liability company, Arqit Italia S.R.L., an entity organized in Italy and Arqit Quantum (Singapore) Pte. Ltd, a limited liability Singapore company. None of Arqit Limited’s subsidiaries currently has any material operations. Arqit Italia S.R.L. and Arqit Quantum (Singapore) Pte. Ltd are in the process of being liquidated.

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

4.C. ORGANIZATIONAL STRUCTURE

Organizational Structure

The legal name of the company is Arqit Quantum Inc. which is an exempted limited liability company incorporated under the laws of the Cayman Islands.

Significant Subsidiaries

The subsidiaries of the Company are listed below.

	Country of Incorporation	Proportion of Ordinary
Name	and Place of Business	Shares Held by the Company
Arqit Limited	United Kingdom	100%
Arqit Inc.	Delaware	100%
Arqit LLC	Delaware	100%
Arqit Italia S.R.L	Italy	100%
Arqit Quantum (Singapore) Pte. Ltd	Singapore	100%

Arqit Italia S.R.L. and Arqit Quantum (Singapore) Pte. Ltd are in the process of being liquidated. None of the subsidiaries of the Company other than Arqit Limited has any material operations.

4.D. PROPERTY, PLANTS AND EQUIPMENT

Arqit operates from serviced offices for its headquarters at 3 Orchard Place, London SW1H 0BF, United Kingdom.

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

Overview

Arqit is a cybersecurity company that has pioneered a unique symmetric key agreement technology which makes the communications links of any networked device or data at rest secure against current and future forms of cyber-attack — even an attack from a quantum computer. Arqit delivers its symmetric key agreement technology via its SKA-Platform TM.

The SKA-Platform™ is a software platform as a service that creates unbreakable software encryption keys that are low cost and easy to use within existing information technology standards with no new hardware and no major software upgrades or “rip and replace” required.

The software has potentially universal application to every edge device and cloud machine in the world. The security proofs for the design aspects of the key-establishment protocols used to enable symmetric key agreement over classical IP network infrastructures within SKA-Platform™ were independently assured in 2022 by the University of Surrey, which is accredited as a Centre of Excellence for Cyber Security by the UK Government’s National Cyber Security Centre. Arqit believes that its symmetric key agreement platform is compliant with the NSA Commercial Solutions for Classified Symmetric Key Management Requirements Annex 1.2 which dictates how Government agencies can incorporate quantum-safe symmetric key protections into solutions which use off-the-shelf commercial products to protect classified networks.

Arqit’s technology combines world-leading innovation in two areas: the secure distribution of replicated entropy to data centres and a software agent that can be downloaded onto any device and makes the use of symmetric key encryption a scalable business model.

●	As part of the background technology that allows Arqit’s software agent to operate at end points, identical sets of random numbers (“replicated entropy”) must be delivered securely and frequently to data centres. Replicated entropy is an important constituent part of Arqit’s SKA-Platform ™ product. Arqit developed a propriety method for the secure distribution of replicated entropy to data centres using classical digital hardware and software elements.

●	A second innovation is a small software agent downloaded from the SKA-Platform ™ onto any form of device or integrated into any piece of software. By exchanging information with the SKA-Platform ™, which moderates a key agreement process with all parties involved in a unique way, this software agent is able to create new symmetric encryption keys in partnership with any other device or cloud machine, or in large groups of devices. Keys are never “delivered”, they are created, and so they cannot be intercepted. They are created at the end points in a manner that means they can never be known by a third party and can be used once if necessary and replaced infinitely. Once created, the keys cannot be broken even by a universal quantum computer in a usable time period, estimated to be in excess of millions of years.

Arqit began commercializing its products in the fiscal year ended September 30, 2021. Arqit has already signed contracts for its services with large companies and government institutions. Arqit sold its product to select early customers on a master distribution agreement basis, an enterprise license basis and as a platform as a service, including BT plc, AUCloud and Nine23. Arqit announced in December 2022 that it will focus on selling its products on a Platform as a Service basis, primarily through channel partners and distributors, which is expected to generate annual recurring revenue. Arqit platform as a service will be sold as standardized products to specific target markets or a Private Instance to customers to require control of the end-to-end technology Arqit has established relationships with Sparkle, Juniper Networks, Fortinet, AWS, Dell, Sierra Nevada Corporation Mission Systems UK (SNC), SecureCloud+, Exclusive Networks, DETASAD, AIEE Carahsoft and SoftIron. Pursuant to these relationships, channel partners will offer the SKA-Platform™ and/or Arqit’s standardized products directly or indirectly to customers as part of their integrated product offering.  Going forward Arqit intends to primarily focus on maximizing sales opportunities through these and other potential major technology partners. Arqit is currently engaged in discussions with additional customers, channel partners and distributors.

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

Technologically Advanced Product Portfolio

Arqit has invented a unique symmetric key agreement technology which makes the communications links of any networked device secure against current and future forms of cyber-attack — even an attack from a quantum computer. Arqit’s product, called SKA-Platform ™, creates unbreakable software encryption keys that are low cost and easy to use. Arqit’s software is fulfilled from the cloud requiring no extra infrastructure or hardware on the part of the customer. Its products have broad application across industries, including 5G networks, connected autonomous vehicles, national security and financial services network security. Arqit’s future success will be dependent on its ability to continue to execute against its product roadmap.

Commencement of Commercialization and Partnerships

Arqit is early in the process to generate material revenues through the commercialization of its products, and in December 2022 began transitioning its distribution model from an enterprise license model to distribution through channel partners. Although enterprise licenses attract higher upfront revenues, operational licenses sold through channel partners are expected to result in growing annual recurring revenue as consumption of Arqit’s symmetric key agreement software increases. Arqit ultimately achieving profitability is dependent upon the successful development, commercial introduction and acceptance of its products, the continued interest of potential customers in its products and the successful negotiation of contracts with those customers. Should Arqit’s assumptions about the commercialization of its encryption technology prove overly optimistic or if Arqit is unable to develop, obtain or progress its partnerships, Arqit may fail to generate operating cash flow and may incur delays in its ability to achieve profitability. This may also lead Arqit to make changes to its commercialization plans, which could result in cost overruns or unanticipated delays, which could in turn adversely impact margins and cash flows.

Market Trends

Arqit believes there will be a transformation in the cyber encryption industry over the next decade as PKI, the most widely-used encryption technology, is becoming less secure as new technologies develop, and is not secure against quantum computers, which are expected to become available within the next few years. Arqit anticipates that there will be robust demand for its products as consumers, businesses and governments across all geographies and industries will need to replace the existing cyber encryption technology used in almost all electronic interfaces in order to maintain cyber security and that, as a result, there is significant market opportunity for Arqit’s more secure cyber encryption products. Gartner estimates that the global addressable market for information security services will be $294 billion by the end of 2028.

There will continue to be demand for more secure encryption products and Arqit is not currently aware of any competitors that offer or are developing encryption technology that addresses the threat of quantum computers. Arqit’s competitors are suppliers of QKD, quantum encryption and legacy encryption, each of which has inherent limitations. Therefore, Arqit believes that it is well positioned to take advantage of this market opportunity. Arqit’s future growth and financial performance is highly dependent on the continued demand for its products and on its ability to successfully compete with any current or new competitors.

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

Satellite Infrastructure

In December 2022 Arqit updated its technology strategy to eliminate quantum satellites and the associated ground infrastructure from its core product offering.  See “Item 4.B. Business Overview - Satellite Infrastructure.”

In connection with this update, Arqit was planning to sell or otherwise monetize its quantum satellite currently under construction.  During the fiscal year ended September 30, 2023, Arqit reclassified its satellite assets from “intangible assets” to “assets classified as held for sale”, in connection with which it recognised an impairment loss of $17.6 million. During the fiscal year ended September 30, 2024, Arqit determined that its satellite assets were no longer considered to be “held for sale” given it was unsuccessful in its efforts to identify a buyer for the satellite division and/or related IP. As a result, the satellite assets were fully impaired, and an impairment loss was recognized as part of “(loss)/profit from discontinued operations, net of tax” for the fiscal year ended September 30, 2024. Arqit remains open to discussions regarding disposal of the satellite assets in order to potentially recover some proceeds in a future period.  Income and expenses from Arqit’s satellite construction contracts with the European Space Agency and QinetiQ Space NV during the years ended September 30, 2022, 2023 and 2024 were recognised by Arqit as part of “(loss)/profit from discontinued operations, net of tax” in its statement of comprehensive income.  In September 2024, Arqit novated its satellite construction contracts to a third party, and therefore those contracts will not result in generation of income or expenses in future periods.

Key Components of Statement of Comprehensive Income

Basis of Presentation

Currently, Arqit conducts business through one operating segment, which is the provision of cybersecurity services. Prior to July 2021, Arqit was a pre-revenue company and as of the date of this Annual Report, it still has only limited commercial operations relating to its core product — SKA-Platform ™. Its activities to date have been conducted in the United Kingdom and the United States of America. Arqit’s historical results are reported in IFRS.

Revenue

Arqit commenced commercialization and began generating revenue in the fiscal year ended September 30, 2021 through SKA-Platform ™ — its core product. The majority of revenue is expected to be derived from the sale of SKA-Platform ™ and other related services through channel partners.

Other income

Other income relates to income from the sale of property, plant and equipment and IFRS 16 gain as a result of Arqit’s termination of its UK office lease.

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

Impairment Loss on Intangible Assets

Intangible assets with a definite useful life within continuing operations are tested for impairment when an indication for impairment is identified, and any impairment is recognised as “impairment loss on intangible assets”.   During the year ended September 30, 2024, Arqit impaired development costs related to its digital bills of exchange intangibles in connection with the discontinuation of the TradeSecure product resulting in impairment losses of $2.032 million for the year ended September 30, 2024. Arqit discontinued the satellite division during the year and as a result reclassified $17.6 million of impairment loss related to its satellite assets for the year ended September 30, 2023 from “impairment loss on intangible assets” to “(loss)/profit from discontinued operations, net of tax” during the year ended September 30, 2024.  The company has no intangible assets with an indefinite useful life.

Impairment Loss on Trade Receivables and Contract Assets

Impairment loss on trade receivables and contract assets relates to trade debtors assessed as unrecoverable and written off as bad debt. Arqit discontinued the satellite division during the year and as a result reclassified $12.3 million of impairment loss related to a provision for amounts owed to Arqit by Virgin Orbit Inc, which filed for bankruptcy in the U.S., for the year ended September 30, 2023, from “impairment loss on trade receivables and contract assets” to “(loss)/profit from discontinued operations, net of tax” during the year ended September 30, 2024

Change in Fair Value of Warrants

Arqit’s Business Combination Warrants are classified as financial liabilities at fair value, and the change in the fair value of the warrants is reflected in Arqit’s consolidated statement of comprehensive income. A valuation of the warrants was performed as of each period end, and the difference between the two valuations is non-cash profit or loss that is reflected in Arqit’s consolidated statement of comprehensive income.

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

(Loss)/Profit from Discontinued Operations, Net of Tax

(Loss)/profit from discontinued operations, net of tax is the profit and loss from impaired and discontinued assets.

During the fiscal year ended September 30, 2023, Arqit reclassified its satellite assets from “intangible assets” to “assets classified as held for sale”, and in connection with this reclassification, Arqit recognized an impairment loss on its satellite assets. During the fiscal year ended September 30, 2024, Arqit determined that its satellite assets were no longer considered as “held for sale” given it was unsuccessful in its efforts to identify a buyer for the satellite division and/or related IP. As a result, the satellite assets have been fully impaired, an impairment loss was recognized as part of “loss from discontinued operations, net of tax” for the fiscal year ended September 30, 2024 and impairment loss related to the satellite assets that was recognized as “impairment loss on intangible assets” for the fiscal year ended September 30, 2023 was reclassified as “loss from discontinued operations, net of tax.

In periods prior to the fiscal year ended September 30, 2023, Arqit reported income from its agreement with the European Space Agency (“ESA”) for the partial funding of the construction of its satellites as “other operating income” as a component of “operating profit/(loss)”.  During the fiscal year ended September 30, 2023, however, Arqit reclassified its satellite assets from “intangible assets” to “assets classified as held for sale”, and therefore income from the ESA agreement for the fiscal year ended September 30, 2023 and prior periods was reclassified by Arqit as a component of “(loss)/profit on discontinued operations, net of tax” in its statement of comprehensive income.

During the year ended September 30, 2023, Arqit incurred impairment loss on trade receivables and contract assets as a result of impairment recognized in connection with a provision for amounts owed to Arqit by Virgin Orbit Inc, which has filed for bankruptcy in the U.S. These amounts have been reclassified from “impairment loss on trade receivables and contract assets” to “(loss)/profit from discontinued operations, net of tax” following the discontinuation of the satellite division during the year ended September 30, 2024. The resolution of accounts associated with the bankruptcy remain on-going. Recovery of amounts claimed or owed, if any, is not likely to occur until calendar year 2025.

Impairment loss on trade receivables and contract assets and intangible assets in fiscal year ended September 30, 2023 related to the satellite division have been reclassified from continuing operations to “loss from discontinued operations, net of tax”.

Results of Operations

Comparison of the Years Ended September 30, 2024 and 2023

The following table presents Arqit’s historic operating results:

	Year ended	Year ended
	September 30, 2024	September 30, 2023	Variance
	$'000	$'000	$'000%
Revenue	293	640	(347)	(54)%
Other income	392	53	339	—%
Administrative expenses	(23,177)	(55,201)	32,024	(58)%
Impairment loss on intangible assets	(2,032)	—	(2,032)	100%
Impairment loss on trade receivables and contract assets	(166)	—	(166)	—%
Operating (loss)/profit	(24,690)	(54,508)	29,819	(55)%
Change in fair value of warrants	6	10,638	(10,632)	(100)%
Finance costs	(223)	(284)	61	(21)%
Finance income	930	41	889	—%
(Loss)/profit before tax	(23,977)	(44,113)	20,137	(46)%
Income tax	—	141	(141)	—%
(Loss)/profit from continuing operations	(23,977)	(43,972)	19,995	(45)%
(Loss)/profit from discontinued operations	(30,604)	(26,421)	(4,183)	15%
(Loss)/profit for the financial year	(54,581)	(70,393)	15,812	(22)%

Revenue

Revenue decreased by $0.347 million from $0.640 million for the year ended September 30, 2023 to $0.293 million for the year ended September 30, 2024. The decrease was due to no significant perpetual enterprise licenses sold in the year ended September 30, 2024, compared with the sale of two perpetual enterprise licenses with high upfront revenue sold in the year ended September 30, 2023, which represented a significant portion of revenue during that period

Other income

Other income increased by $0.339 million for the year ended September 30, 2024 from $0.053 million for the year ended September 30, 2023. Other income relates to the sale of property, plant and equipment and IFRS 16 gain as a result of Arqit’s termination of its UK office lease.

Administrative Expenses

The following table summarizes Arqit’s administrative expenses for the periods presented:

	Year ended	Year ended
	September 30, 2024	September 30, 2023	Variance
	$'000	$'000	$'000%
Staff costs	19,775	24,187	(4,412)	(18)%
Capitalisation of staff costs	(511)	(1,956)	1,445	(74)%
Professional fees	5,935	12,415	(6,480)	(52)%
Property costs	1,884	2,289	(405)	(18)%
Share based compensation	(1,636)	14,118	(15,754)	(112)%
Depreciation	3,188	2,543	645	25%
Amortisation of intangible assets	375	91	284	—%
Foreign exchange	(12,248)	(8,764)	(3,484)	40%
Other administrative costs	6,415	10,278	(3,863)	(37)%
	23,177	55,201	(32,024)	(58)%

Total administrative expenses have decreased by $32.024 million from $55.201 million for the year ended September 30, 2023 to $23.177 million for the year ended September 30, 2024. The decrease was primarily the result of lower staff expenses and reductions in operating expenses as part of Arqit’s previously announced cost reduction measures and lower professional fees. Administrative expense for the fiscal year ended September 30, 2024 also included a $1.636 million non-cash credit for share based compensation compared with a $14.118 million charge for the fiscal year ended months ended September 30, 2024.

Impairment loss on intangible assets

Impairment loss on intangible assets of $2.032 million for the year ended September 30, 2024 related to the impairment of development costs for Arqit’s digital bills of exchange intangibles, which was discontinued during the year in connection with the discontinuation of the TradeSecure product.  No impairment loss on intangible assets was recognized for the year ended September 30, 2023 with respect to continuing operations.

Impairment Loss on Trade Receivables and Contract Assets

Arqit incurred impairment loss on trade receivables and contract assets of $0.166 million for the year ended September 30, 2024 as a result of impairment recognised in connection with an unrecoverable customer balance.  No impairment loss on trade receivables and contract assets was recognized for the year ended September 30, 2023 with respect to continuing operations.

Change in Fair Value of Warrants

The change in fair value of Business Combination Warrants represents the difference in valuation of Arqit’s warrants as of September 30, 2024, compared with the valuation as of September 30, 2023, which was non-cash profit of $0.006 million for the year ended September 30, 2023, compared with a non-cash profit of $10.638 million for the year ended September 30, 2023.

Finance Costs

Finance costs decreased by $0.061 million from $0.284 million for the year ended September 30, 2023 to $0.223 million for the year ended September 30, 2024. The decrease was due to a termination of the lease for the U.K. office in the year resulting in lower finance costs.

Finance Income

Finance income increased to $0.930 million for the year ended September 30, 2024 from $0.041 million for the year ended September 30, 2023. Finance income for the year ended September 30, 2023 related to bank interest income from Arqit’s deposits of cash and cash equivalents.

(Loss)/Profit from Discontinued Operations, Net of Tax

Loss from discontinued operations increased by $7.607 million from $26.421 million for the year ended September 30, 2023 to $30.604 million for the year ended September 30, 2024. During the fiscal year ended September 30, 2024, Arqit determined that its satellite assets were no longer considered as “held for sale”. As a result, the satellite assets have been fully impaired, and an impairment loss was recognized as part of “loss from discontinued operations, net of tax” for the fiscal year ended September 30, 2024.
Impairment loss on trade receivables and contract assets and intangible assets in fiscal year ended September 30, 2023 related to the satellite division have been reclassified from continuing operations to “loss from discontinued operations, net of tax”.

Comparison of the Years Ended September 30, 2023 and 2022

The following table presents Arqit’s historic operating results:

	Year ended	Year ended
	September 30, 2023	September 30, 2022	Variance
	$'000	$'000	$'000%
Revenue	640	7,212	(6,572)	(91)%
Other income	53	—	53	100
Administrative expenses	(55,201)	(70,977)	15,776	(22)%
Operating (loss)/profit	(54,508)	(63,765)	9,257	(15)%
Change in fair value of warrants	10,638	117,394	(106,756)	(91)%
Finance costs	(284)	(221)	(63)	29%
Finance income	41	—	41	100%
Profit/(loss) before tax	(44,113)	53,408	(97,521)	(183)%
Income tax	141	—	141	—%
Profit/(loss) from continuing operations	(43,972)	53,408	(97,380)	(182)
Profit from discontinued operations	(26,421)	11,667	(38,088)	(326)%
Profit/(loss) for the financial year	(70,393)	65,075	(135,468)	(208)%

Revenue

Revenue decreased by $6.572 million from $7.212 million for the year ended September 30, 2022 to $0.640 million for the year ended September 30, 2023. The decrease was due to the time required to establish revenue generation through channel partnerships following Arqit’s change in sales model from primarily enterprise sales to sales through channel partners during the year ended September 30, 2023

Other income

Other income increased by $0.53 million for the year ended September 30, 2023 from $nil for the year ended September 30, 2022. Other income related to the sale of property, plant and equipment.

Administrative Expenses

The following table summarizes Arqit’s administrative expenses for the periods presented:

	Year ended	Year ended
	September 30, 2023	September 30, 2022	Variance
	$'000	$'000	$'000%
Staff costs	24,187	21,148	3,039	14%
Capitalisation of staff costs	(1,956)	(4,920)	2,964	(60)%
Professional fees	12,415	6,355	6,061	95%
Property costs	2,289	754	1,534	203%
Share based compensation	14,118	21,742	(7,624)	(35)%
Depreciation	2,543	1,292	1,251	2,338%
Amortisation of intangible assets	91	—	91	100%
Foreign exchange	(8,764)	13,535	(22,299)	(165)%
Other administrative costs	10,278	11,071	(793)	(8)%
	55,201	70,977	(15,776)	(22)%

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

(Loss)/Profit from Discontinued Operations, Net of Tax

(Loss)/profit from discontinued operations, net of tax decreased by $38.088 million from $11.667 million profit for the year ended September 30, 2022 to $26.421 million loss for the year ended September 30, 2023. During the year ended September 30, 2023, Arqit reached fewer revenue recognition milestones under the ESA contract, compared with the number of milestones during the year ended September 30, 2022.

Arqit incurred impairment loss on trade receivables and contract assets of $12.335 million for the year ended September 30, 2023 as a result of impairment recognised in connection with a provision for amounts owed to Arqit by Virgin Orbit Inc., which filed for bankruptcy in the U.S. No impairment loss on trade receivables and contract assets was recognized for the year ended September 30, 2022.

Arqit also incurred impairment losses on intangible assets of $17.601 million for the year ended September 30, 2023 as a result of impairment recognised in connection with the reclassification of its satellite assets from “intangible assets” to “assets classified as held for sale”.  No impairment losses on intangible assets were recognized for the year ended September 30, 2022.

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

In the period under review, Arqit has funded its operations, capital expenditure and working capital requirements through public offerings of its securities including proceeds from (1) sales of ordinary shares under its ATM Program (as defined below) and (2) sales of ordinary shares in a registered direct offerings in February 2023, September 2023 and September 2024. Historically, Arqit also funded its operations from the completion of its Business Combination in September 2021, capital contributions, loans and borrowings from certain venture investors and grants from the UK government’s Future Fund, including convertible loan notes that were converted into ordinary shares in connection with the Business Combination. Arqit’s primary uses of liquidity in the period under review have been working capital requirements as it continues to increase commercialization of its products.

In December 2022, Arqit filed a registration statement on Form F-3 in order to establish an at-the-market equity offering program (the “ATM Program”) pursuant to which it may issue and sell ordinary shares with an aggregate offering price of up to $30.0 million.  Arqit has no obligation to sell any such shares under its ATM Program. Actual sales will depend on a variety of factors to be determined by the Group from time to time, including, among others, whether additional capital is required, market conditions, the trading price of Arqit’s ordinary shares, determination of the appropriate sources of funding for the Group, and potential uses of available funding. Arqit intends to use the net proceeds from the offering of such shares, if any, for general corporate purposes. In the year ended September 30, 2024, Arqit issued 48,803 shares under the ATM Program, generating proceeds to the Company before fees and expenses of approximately $0.467 million. In the previous year ended September 30, 2023, Arqit issued 312,579 shares under the ATM Program, generating proceeds to the Company before fees and expenses of approximately $11.5 million.

In February 2023, Arqit completed a registered direct offering in which it sold 400,000 ordinary shares, together with warrants to purchase 300,000 ordinary shares (the “February 2023 Investor Warrants”) at a combined purchase price of $2.00 per share and accompanying warrant, generating proceeds to the Company before fees and expenses of approximately $20.0 million. The February 2023 Investor Warrants have an exercise price of $2.00 per share, are currently exercisable and will expire on February 22, 2028. In addition, in connection with the February 2023 registered direct offering Arqit issued warrants to purchase 22,000 ordinary shares (the “February 2023 Placement Agent Warrants”) to H.C. Wainwright & Co., LLC or its designees. The February 2023 Placement Agent Warrants have an exercise price of $2.50 per share, are currently exercisable and will expire on February 22, 2028.

In September 2023, Arqit completed a registered direct offering in which it sold 830,227 ordinary shares, together with warrants to purchase 830,227 ordinary shares (the “September 2023 Investor Warrants”) at a combined purchase price of $0.78 per share and accompanying warrant, generating proceeds to the Company before fees and expenses of approximately $16.2 million. The September 2023 Investor Warrants have an exercise price of $0.78 per share, are currently exercisable and will expire on September 12, 2028. In addition, in connection with the September 2023 registered direct offering Arqit issued warrants to purchase 28,205 ordinary shares (the “September 2023 Placement Agent Warrants”) to H.C. Wainwright & Co., LLC or its designees. The September 2023 Placement Agent Warrants have an exercise price of $0.975 per share, are currently exercisable and will expire on September 8, 2028. The September 2023 registered direct offering included the sale of 317,407 ordinary shares, together with September 2023 Investor Warrants to purchase 317,407 ordinary shares at a combined offering price of $0.78 per ordinary share and accompanying warrant to existing shareholders Heritage Assets SCSP, Ropemaker Nominees Limited and Carlo Calabria. Arqit director Manfredi Lefebvre d’Ovidio has sole investment and voting power over the shares held by Heritage Assets SCSP, and Arqit director Stephen Chandler is on the investment committee of Notion Capital Managers LLP, which is the beneficial owner of the Company shares held by Ropemaker Nominees Limited, and Carlo Calabria is an Arqit director. See “Item 7.B. Related Party Transactions.”

In September 2024, Arqit entered into a registered direct offering in which it sold 5,440,000 ordinary shares at an offering price of $2.50 per share. In a concurrent private placement, Arqit issued unregistered warrants to purchase up to 5,440,000 shares (the "September 2024 Investor Warrants") at an exercise price of $2.50 per share, exercisable only upon the later of (i) one year from the issuance date, (ii) the date of the approval by the Company’s shareholders of an increase in authorized capital sufficient to permit the issuance of the shares issuable upon exercise of the September 2024 Investor Warrants and (iii) the date that the closing trading price of the Ordinary Shares on the Nasdaq Capital Market has exceeded $5.00 for 60 consecutive trading days. The warrants will be exercisable for a period of one year following the Exercise Date. The Warrants will terminate on the earlier of (x) 5:00 p.m. (New York City time) on the last day of the exercise period or (y) 5:00 p.m. (New York City time) on the date falling five years after the date of issuance. The investors in the September 2024 offering were existing shareholders Heritage Assets SCSP, Ropemaker Nominees Limited, Carlo Calabria and Garth Ritchie.  Arqit director Manfredi Lefebvre d’Ovidio has shared investment and voting power over the shares held by Heritage Assets SCSP, Arqit director Stephen Chandler is on the investment committee of Notion Capital Managers LLP, which is the beneficial owner of the Arqit shares held by Ropemaker Nominees Limited, and Carlo Calabria and Garth Ritchie are both Arqit directors. See “Item 7.B. Related Party Transactions.”

Cash Flows Summary

The following table shows a summary of Arqit’s cash flows for the years ended September 30, 2024 and 2023 and 2022.

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2024	2023	2022
Net cash generated from/(used in):	$'000	$'000	$'000
Operating activities	(34,126)	(32,825)	(26,719)
Investing activities	(2,398)	(16,082)	(24,432)
Financing activities	11,188	44,853	22,176
Net (decrease)/increase in cash and cash equivalents	(25,336)	(4,054)	(28,975)

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

During the year ended September 30, 2024 cash used in operating activities was $34.126 million. The primary factors affecting operating cash flows during the period were a net loss of $23.977 million and adjustments for non-cash items of $35.446 million.

During the year ended September 30, 2023 cash used in operating activities was $32.825 million. The primary factors affecting operating cash flows during the period were a net loss of $44.113 million and adjustments for non-cash items of $37.708 million.

During the year ended September 30, 2022 cash used in operating activities was $26.720 million. The primary factors affecting operating cash flows during the period were a net profit of $53.408 million and adjustments for non-cash items of $91.796 million.

Arqit’s non-cash items primarily consist of fair value movement on warrant valuation, share-based charges and depreciation, while movements in working capital are primarily driven by changes in trade and other payables.

Cash Flows Used in Investing Activities

Net cash used in investing activities was $2.398 million for the year ended September 30, 2024, compared with $16.082 million for the year ended September 30, 2023 and $24.432 million for the year ended September 30, 2022. The decrease in cash used in investing activities between 2022, 2023 and 2024 was as a result of lower costs incurred in the development of intangible fixed assets.

Cash Flows Generated from Financing Activities

Net cash generated from financing activities was $11.188 million for the year ended September 30, 2024, compared with $44.853 million for the year ended September 30, 2023 and $22.176 million for the year ended September 30, 2022. Net cash provided by financing activities for the year ended September 30, 2024 was primarily related to proceeds from the Company’s issuance of shares under its ATM Program and a registered direct offering in September 2024. Net cash provided by financing activities for the year ended September 30, 2023 was primarily related to proceeds from the Company’s issuance of shares under its ATM Program and in registered direct offerings in February 2023 and September 2023. Net cash provided by financing activities for the year ended September 30, 2022, was limited to proceeds from shares issued upon the exercise of Business Combination Warrants.

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

For the periods ended September 30, 2024, 2023 and 2022, there were no research costs reflected in the statement of comprehensive income. This is primarily due to the research phase being deemed as complete in 2018. For all periods presented, eligible costs have been treated as development costs and capitalized. As described in the “Risk Factors” section and elsewhere in this Annual Reports, government regulations and policies can make developing or marketing our technologies expensive or uncertain due to various restrictions. See “Item 3. Key Information—3.D. Risk Factors” and “Item 4. Information on the Company—4.B. Business Overview—Government Regulation.” For further information on our research and development policies and additional product information, see “Item 4. Information on the Company— 4.B. Business Overview.”

5.D. TREND INFORMATION

Other than as described in Item 3.D. “Risk Factors” and in Item 5.A. “Operating Results—Key Factors Affecting Operating Results—Market Trends” of this Annual Report, which are incorporated by reference herein, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our year ended September 30, 2024 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Capitalization of Development Costs

Arqit capitalizes costs for product development projects. Initial capitalization of costs is based on management’s judgement that technological and economic feasibility is confirmed, usually when a product development project has reached a defined milestone according to an established project management model, and all other recognition criteria within IAS 38 can be demonstrated. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation of the project, discount rates to be applied and the expected period of benefits. At September 30, 2024, the carrying amount of capitalized development costs were $1.939 million, compared with $3.414 million at September 30, 2023 and $40,291 million at September 30, 2022.

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

Discontinued Operations and Assets Held for Sale

The decision to discontinue the business activities of the satellite division to an increased level of judgment and estimation uncertainties with regard to provisions recognised in this context.

For assets held for sale, judgement is required when estimating expected fair value until any sale is contractually concluded. Changes in the economic environment or other facts and circumstances may cause revisions to these assumptions and could result in a material change to the realizable value of the Group's assets held for sale within the next financial year.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

The following persons serve as Arqit’s directors and executive officers. For biographical information concerning the directors and executive officers, see below.

Name	Age	Position
Andrew Leaver	57	Chief Executive Officer
Nick Pointon	54	Chief Financial Officer and Executive Director
Manfredi Lefebvre d’Ovidio	71	Senior Independent Director
Carlo Calabria	64	Director
Stephen Chandler	55	Director
Garth Ritchie	56	Director
Nicola Barbiero	38	Director
Paul Feenan	51	Chief Revenue Officer
Dr. Daniel Shiu	55	Chief Cryptographer
Patrick Willcocks	56	General Counsel and Corporate Secretary

Andrew Leaver is the Chief Executive Officer of Arqit. Prior to becoming the Chief Executive Officer in September 2024, Mr. Leaver was the acting Chief Operating Officer of Arqit from July 2024 to September 2024. Mr. Leaver has been employed by Notion Capital, a venture capital firm focused on Cloud Computing and Software-as-a-Service, since February 2020 as an Operating Partner. From July 2016 to December 2019, Mr. Leaver was a Partner at Crane Venture Partners. Mr. Leaver began his career at GE, where he managed their eCommerce activities, followed by executive international and global leadership positions with consecutive IPO’s at Ariba (2000-2007), SuccessFactors (2007-2009), Bazaarvoice (2009-2011), Workday (2011-2014) and Hortonworks (2014-2017). Mr. Leaver received bachelor’s and master’s degrees in microelectronic systems engineering from the University of Manchester.

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

Nicola Barbiero is a member of the board of directors of Arqit. Mr. Barbiero has nearly two decades of experience in investment management and financial operations.  He has been Investment Director of the Heritage Group since 2020.  From 2013 to 2020, he held the positions of CFO and CIO at Solidarietà Veneto, one of Italy’s largest pension schemes. Mr. Barbiero holds a Master’s degree in Economics and Finance from Ca’ Foscari University of Venice.

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

6.B. COMPENSATION

Historical Executive Officer and Director Compensation

The aggregate cash compensation paid by Arqit and its subsidiaries to its executive officers and directors for the year ended September 30, 2024 was $2.789 million. This amount includes $0.108 million, set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

As of September 30, 2024, 57,115 share options to purchase ordinary shares and 138,632 RSUs had been granted to Arqit’s executive officers and directors.  During the year ended September 30, 2024, 27,320 shares were issued to Arqit’s executive officers and directors in connection with the vesting of RSUs, and 14,213 options granted to Arqit’s executive officers and directors vested.

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

Arqit has a compensation plan for its directors. Arqit, working with the compensation committee, has set director compensation at a level comparable with those directors with similar positions at comparable companies. Each non-executive director receives an annual cash retainer of $60,000. Each director who serves as the chairman of a committee receives an additional $20,000 per year and each other member of a committee receives an additional $10,000 per year per committee. Directors have the option to elect to receive their cash compensation in the form of either cash or RSUs. In addition, directors will benefit from an annual grant of 3,000 RSUs which will be awarded in accordance with Arqit’s incentive award plan.

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

The aggregate number of ordinary shares available for issuance under the Incentive Award Plan, excluding awards granted, is equal to 2.1% of the sum of the total number of issued and outstanding ordinary shares as of December 3, 2024, which equals an aggregate pool of one million ordinary shares. Prior to the completion of the Business Combination, Arqit Limited granted options over Arqit Limited ordinary shares to its employees, consultants and advisors. The holders of each of these options agreed to exchange these options for equivalent options to acquire ordinary shares, 125,035 of which remain outstanding as of September 30, 2024, which were issued under amended option agreements with terms consistent with the Incentive Award Plan.  In addition, 180,106 restricted shares units (net of forfeitures) were granted during the year ended September 30, 2024, leaving 263,947 ordinary shares available for issuance in respect of future grants of awards under the Incentive Award Plan. The compensation committee may make grants of awards under the Incentive Award Plan to key employees, in forms and amounts to be determined by the compensation committee based on the recommendations of an independent compensation consultant.

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

Classes of Directors

The board of directors is divided into three staggered classes of directors. At each annual meeting of its shareholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring, as follows:

•	the Class I directors include Stephen Chandler and Nicola Barbiero;
•	the Class II directors include Nick Pointon and Carlo Calabria; and
•	the Class III directors include Manfredi Lefebvre d’Ovidio and Garth Ritchie.

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

Compensation Recovery Policy

In 2023, we adopted a compensation recovery policy to provide for the recovery of erroneously-awarded incentive compensation, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, final SEC rules and applicable listing standards.

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

6.D. EMPLOYEES

As of September 30, 2024, Arqit had 74 full-time employees based in the UK and 8 full-time employees based in the US, a majority of which are engaged in research and development and related functions. Arqit is highly dependent on human capital and a strong leadership team. It aims to attract, retain and develop staff with the skills, experience and potential necessary to implement its growth strategy.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of the Company as of December 3, 2024, by:

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

Beneficial ownership percentages are based on a total of 14,294,054 ordinary shares, which includes (i) 12,504,009 ordinary shares issued and outstanding as of December 3, 2024, (ii) 1,701,988 ordinary shares underlying our currently exercisable outstanding warrants, and (iii) 88,057 shares underlying outstanding equity incentives that are exercisable or that will become exercisable within 60 days of December 3, 2024.

		Approximate
		Percentage of
		Outstanding
	Number of	Ordinary
	Ordinary Shares	Shares
Five Percent Holders:
D2BW Limited(1)	871,824	6.1%
David Williams(1)	1,192,256	8.3%
David Bestwick(1)	1,114,860	7.8%
Ropemaker Nominees Limited(2)	1,400,462	9.8%
Heritage Assets SCSp.(3)	5,778,327	40.4%
Directors and Executive Officers(4)
Andrew Leaver	*	*
Nick Pointon	*	*
Carlo Calabria(5)	244,619	1.7%
Stephen Chandler	23	*
Manfredi Lefebvre d’Ovidio(3)	5,789,647	40.5%
Garth Ritchie	131,691	0.9%
Nicola Barbiero	*	*
Paul Feenan	*	*
Dr. Daniel Shiu	*	*
Patrick Willcocks	*	*
All directors and executive officers of the Company as a group .	6,220,562	43.5%

* Less than 1.0%.

(1)  The business address for each of D2BW Limited, David Williams and David Bestwick is 3 Orchard Place, London SW1H 0BF, United Kingdom. David Williams and David Bestwick are the beneficial owners of D2BW Limited, and have shared investment and voting power over the shares held by D2BW Limited.  David Williams also has shared voting power over 317,335 shares owned by Sarah Williams pursuant to a voting agreement. Information with respect to shares held by D2BW Limited, David Williams, David Bestwick and Sarah Williams is based upon information provided by those parties in Schedule 13D filings filed with the SEC.

(2)

The business address for Ropemaker Nominees Limited is 1st Floor, Royal Chambers, St Julian’s Avenue, St Peter Port, Guernsey GY1 3JX. Notion Capital Managers LLP has sole investment and voting power over Ropemaker Nominees Limited’s shares. The investment decisions of Notion Capital Managers LLP are made by the majority vote of an investment committee comprised of five members, including Stephen Chandler. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of at least a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Based upon the foregoing analysis, no individual member of the investment committee of Notion Capital Managers LLP exercises voting or dispositive control over any of the securities over which it holds sole investment and voting power. Accordingly, Mr. Chandler is not deemed to have or share beneficial ownership of such shares. Includes 76,382 shares underlying September 2023 Investor Warrants that are currently exercisable.

(3)

The business address for Heritage Assets SCSP is c/o Heritage Services SAM Attn: Cristina Levis, 7 Rue Du Gabian, 98000, Monaco. Includes (1) 250,667 shares underlying Business Combination Warrants and 230,769 shares underlying September 2023 Investor Warrants that are currently exercisable and held by Heritage Assets SCSP, over which Mr. Lefebvre d’Ovidio has sole investment and voting power.

(4)	The business address for each of the directors and executive officers of the Company is 3 Orchard Place, London SW1H 0BF, United Kingdom.
(5)	Includes 10,256 shares underlying September 2023 Investor Warrants that are currently exercisable.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of December 3, 2024, we had approximately 37 shareholders of record of our ordinary shares. We estimate that as of December 3, 2024, approximately 36.9% of our outstanding ordinary shares are held by two U.S. record holders. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

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

September 2023 Registered Direct Offering

On September 12, 2023 the Company completed a registered direct offering of its ordinary shares and warrants to purchase ordinary shares, in which Heritage Assets SCSP, Ropemaker Nominees Limited and Carlo Calabria purchased (on a pre-Reverse Share Split basis) 7,935,164 ordinary shares, together with warrants to purchase up to (on a pre-Reverse Share Split basis) 7,935,164 ordinary shares at a combined offering price of $0.78 per ordinary share and accompanying warrant. Company director Manfredi Lefebvre d’Ovidio has sole investment and voting power over the shares held by Heritage Assets SCSP, and Arqit director Stephen Chandler is on the investment committee of Notion Capital Managers LLP, which is the beneficial owner of the Company shares held by Ropemaker Nominees Limited, and Carlo Calabria is a director of the Company. The September 2023 Investor Warrants are currently exercisable at an exercise price of $0.78 per share.

September 2024 Registered Direct Offering

On September 27, 2024, the Company entered into a registered direct offering in which it sold 5,440,000 ordinary shares at an offering price of $2.50 per share. In a concurrent private placement, Arqit issued unregistered warrants to purchase up to 5,440,000 shares at an exercise price of $2.50 per share, exercisable only upon the later of (i) one year from the issuance date, (ii) the date of the approval by the Company’s shareholders of an increase in authorized capital sufficient to permit the issuance of the shares issuable upon exercise of the September 2024 Investor Warrants and (iii) the date that the closing trading price of the Ordinary Shares on the Nasdaq Capital Market has exceeded $5.00 for 60 consecutive trading days. The warrants will be exercisable for a period of one year following the Exercise Date.  The Warrants will terminate on the earlier of (x) 5:00 p.m. (New York City time) on the last day of the exercise period or (y) 5:00 p.m. (New York City time) on the date falling five years after the date of issuance. The investors in the September 2024 offering were existing shareholders Heritage Assets SCSP, Ropemaker Nominees Limited, Carlo Calabria and Garth Ritchie.  Arqit director Manfredi Lefebvre d’Ovidio has shared investment and voting power over the shares held by Heritage Assets SCSP, Arqit director Stephen Chandler is on the investment committee of Notion Capital Managers LLP, which is the beneficial owner of the Arqit shares held by Ropemaker Nominees Limited, and Carlo Calabria and Garth Ritchie are both Arqit directors.

Secondment Agreement

Arqit CEO Andrew Leaver is an Operating Partner at Notion Capital Managers LLP (“Notion”), which is the beneficial owner of the Arqit shares held by Ropemaker Nominees Limited.  Mr. Leaver is currently engaged as a secondee to Arqit from Notion through an agreement between Arqit and Notion Platform Ltd., an affiliate of Notion, pursuant to which Notion invoices a day rate for Mr. Leaver’s cash compensation. Mr. Leaver has also been granted Arqit restricted share units and options. He acts at the direction of Arqit’s board of directors, independently from Notion.

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

On or around May 6, 2022, a putative class action lawsuit was filed against Arqit and certain of Arqit’s directors in the United States District Court for the Eastern District of New York (Case No. 1:22-cv-02604), asserting violations of federal securities laws under Sections 10(b), 14(a) and 20(a) of the Exchange Act (the “Federal Complaint”). The Federal Complaint generally alleges that Arqit and individual defendants made materially false and misleading statements relating to Arqit’s business prospects and projections. On September 8, 2023, the lead plaintiffs filed an amended version of the complaint (the “Federal Complaint”), which alleges the same general theory as the original complaint and asserts claims under Sections 10(b), 14(a), and 20(a) and Sections 11, 12(a)(2), and 15 of the Securities Act of 1933 (the “Securities Act”).  On November 15, 2023, the court set a briefing schedule which required the defendants to file their motion to dismiss on January 12, 2024. The lead plaintiffs responded to the motion to dismiss on March 12, 2024, and defendants replied on April 26, 2024. The federal court will now consider the motion, with a ruling expected in early 2025.

Similarly, on April 18, 2023, a putative class action was filed against Arqit and certain of its directors in the Supreme Court of the State of New York (Index No. 153555/2023) (the “State Court Action”). The State Court Action is based on nearly identical allegations as the Federal Complaint, and asserts claims under Sections 11, 12(a)(2), and 15 of the Securities Act.  On October 2, 2023, the plaintiff filed an amended complaint, asserting the same causes of action as in the original state court complaint.  On November 1, 2023, Defendants filed a motion to stay the State Court Action pending resolution of the federal action.  The plaintiffs responded to the motion to stay on December 1, 2023. On January 9, 2024, the Supreme Court of the State of New York granted the motion to stay.

Arqit believes it has strong defenses and intends to vigorously defend against the nearly identical claims in both the Federal Complaint and the State Court Action. The proceedings are subject to uncertainties inherent in the litigation process. Arqit cannot predict the outcome of this matter or estimate the possible loss or range of possible loss, if any.

Arqit continues to cooperate with and respond to queries from the SEC in connection with their ongoing investigation, including through voluntary document productions and interviews. Arqit can offer no assurances as to the outcome of this investigation or its potential effect, if any, on the company or its results.

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

The Company is a Cayman Islands exempted company (company number 374857) and its affairs are governed by the Articles, the Cayman Companies Act and the common law of the Cayman Islands. The Company is authorized to issue 18,760,000 ordinary shares, $0.0025 par value each and 1,240,000 preference shares, $0.0025 par value each. The Company currently has only one class of issued ordinary shares, which have identical rights in all respects and rank equally with one another.

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

In September 2024, Arqit entered into a securities purchase agreement pursuant to which it sold 5,440,000 ordinary shares at an offering price of $2.50 per share. In a concurrent private placement, Arqit issued unregistered warrants to purchase up to 5,440,000 shares at an exercise price of $2.50 per share, exercisable only upon the later of (i) one year from the issuance date, (ii) the date of the approval by the Arqit’s shareholders of an increase in authorized capital sufficient to permit the issuance of the shares issuable upon exercise of the September 2024 Investor Warrants and (iii) the date that the closing trading price of the Ordinary Shares on the Nasdaq Capital Market has exceeded $5.00 for 60 consecutive trading days. The warrants will be exercisable for a period of one year following the Exercise Date.  The Warrants will terminate on the earlier of (x) 5:00 p.m. (New York City time) on the last day of the exercise period or (y) 5:00 p.m. (New York City time) on the date falling five years after the date of issuance. The investors in the September 2024 offering were existing shareholders Heritage Assets SCSP, Ropemaker Nominees Limited, Carlo Calabria and Garth Ritchie.  Arqit director Manfredi Lefebvre d’Ovidio has shared investment and voting power over the shares held by Heritage Assets SCSP, Arqit director Stephen Chandler is on the investment committee of Notion Capital Managers LLP, which is the beneficial owner of the Arqit shares held by Ropemaker Nominees Limited, and Carlo Calabria and Garth Ritchie are both Arqit directors. See “Item 7.B. Related Party Transactions.”

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

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of Business Combination Warrants representing a number of ordinary shares with an aggregate fair market value equal to the aggregate exercise price for the total number of Business Combination Warrants to be exercised. In such case, subject to the PFIC rules discussed below, the U.S. Holder would recognize capital gain or loss with respect to the Business Combination Warrants deemed surrendered in an amount equal to the difference between the fair market value of ordinary shares that would have been received in a regular exercise of the Business Combination Warrants deemed surrendered and the U.S. Holder’s tax basis in the Business Combination Warrants deemed surrendered. In this case, a U.S. Holder’s aggregate tax basis in the ordinary shares received would equal the sum of the U.S. Holder’s tax basis in the Business Combination Warrants deemed exercised and the aggregate exercise price of such Business Combination Warrants. It is unclear whether a U.S. Holder’s holding period for the ordinary shares would commence on the date of exercise of the Business Combination Warrants or the day following the date of exercise of the Business Combination Warrants; in either case, the holding period will not include the period during which the U.S. Holder held the Business Combination Warrants.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Effective September 25, 2024, Arqit effected a reverse share split whereby 25 shares were consolidated into one shares.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2024. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of September 20, 2024, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our internal control over financial reporting as of September 30, 2024 based upon the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2024, our internal control over financial reporting was effective.

Attestation Report of the Registered Accounting Firm

This Annual Report does not include an attestation report of the company’s independent registered public accounting firm because we qualify as an emerging growth company as such term is defined in the JOBS ACT and as such, we are exempted from such attestation requirement.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report on Form 20-F, there were no changes in our internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act that have materially affected or are reasonably likely to materially affect our internal control over financial reporting, as disclosed above in “Management’s Annual Report on Internal Control over Financial Reporting.”

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

	12 Months Ended	12 Months Ended
	September 30, 2024	September 30, 2023
PKF Littlejohn LLP
Audit Fees	£110,000	£110,000
Audited-Related Fees	£30,000	£30,000
Total	£140,000	£140,000

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

16.H. MINE SAFETY DISCLOSURE

Not Applicable.

16.I DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

16.J INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of the Company’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Company’s insider trading policy is filed as Exhibit 19.1 to this Annual Report.

16.K CYBERSECURITY

We maintain a cyber risk management program designed to identify, manage, mitigate, and respond to cybersecurity threats. This program is a vital component of our overall risk management program as we recognize that cybersecurity risks may have significant operational, financial, and reputational impacts on us. This program supports the management of information security risks in accordance with our risk profile and business strategy, which is informed by recognized industry standards, such as ISO 27001.

We have adopted a risk management process where our Board of Directors, aided by our Audit Committee, is ultimately responsible for overseeing our risk management efforts. Our security team has established cybersecurity policies and frameworks, defining roles and responsibilities and setting goals to implement such policies and frameworks. We have also developed and integrated planned mitigation measures and programs into our overall risk management framework, including security protocols, system updates, cybersecurity awareness training for employees, and incident response plans. For additional guidance, we also refer to the National Institute of Standards and Technology Cybersecurity Framework.  With respect to third party service providers, we obligate our vendors to adhere to privacy and cybersecurity measures, and we perform risk assessments of vendors, including their ability to protect data from unauthorized access.

As described in Part 3D “Risk Factors— Risks Related to Arqit’s Business and Operations,” Arqit, and the third-party vendors upon which Arqit relies, have experienced, and may in the future experience, cybersecurity threats, including threats or attempts to disrupt its information technology infrastructure and unauthorized attempts to gain access to sensitive or confidential information, any of which could materially and adversely affect our business. While we have experienced such threats, we have not identified any cybersecurity threats or incidents that have materially affected us or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. For more information on risks to us from cybersecurity threats, see “If any of Arqit’s third parties’ systems, its customers’ cloud or on-premises environments, or its internal systems are breached or if unauthorized access to customer or third-party data is otherwise obtained, public perception of its business may be harmed, and Arqit may lose business and incur losses or liabilities” in Part 3D “Risk Factors— Risks Related to Arqit’s Business and Operations”.

Governance

The Board of Directors has overall responsibility for risk oversight and has delegated oversight of our cybersecurity program to the Audit Committee which in turn receives regular briefings from our security team on our cybersecurity and information security posture, key risks, and the progress of cybersecurity risk reduction initiatives. Our security team conducts regular compliance assessments, which are documented and discussed at monthly management risk meetings.

PART III

ITEM 17. FINANCIAL STATEMENTS

Our audited consolidated financial statements are included at the end of this Annual Report.

ITEM 18. FINANCIAL STATEMENTS

Not Applicable.

ITEM 19. EXHIBITS

We have filed the following documents as exhibits to this Form 20-F:

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Amended and Restated Memorandum and Articles of Association of the Company.
2.1*	Specimen ordinary share certificate of the Company.
2.2	Specimen warrant certificate of the Company, incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-4 (File No. 333-256591).
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

2.9	Form of Warrant issued in September 2024 pursuant to a registered direct offering, incorporated by reference to Exhibit 4.1 to the Registrant’s Report on Form 6-K filed with the SEC on October 1, 2024
2.10*	Description of Securities
4.1

Registration Rights Agreement, by and among the Company and the other parties thereto, incorporated by reference to Exhibit 4.1 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on September 10, 2021.

4.2*	The Company’s Amended and Restated Incentive Plan
4.3	Form of Director and Officer Indemnification Agreement, incorporated by reference to Exhibit 4.8 to the Registrant’s Shell Company Report on Form 20-F filed with the SEC on September 10, 2021.
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

4.7	Form of Securities Purchase Agreement dated February 17, 2023, incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K filed with the SEC on February 21, 2023.
4.8	Form of Securities Purchase Agreement dated September 8, 2023, incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K filed with the SEC on September 11, 2023.
4.9	Form of Securities Purchase Agreement dated September 30, 2024, incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K filed with the SEC on October 1, 2024
8.1*	List of subsidiaries of the Company.
12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of PKF Littlejohn LLP.
19.1*	The Company’s Insider Trading Policy.
97.1	The Company’s Compensation Recovery Policy, incorporated by reference to Exhibit 97.1 to the Registrant’s Report on Form 20-F as filed with the SEC on November 21, 2023.
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File - (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ARQIT QUANTUM INC.

	By:	/s/ Andrew Leaver
Name: Andrew Leaver
Title: Chief Executive Officer

Date: December 5, 2024

Arqit Quantum Inc.

Consolidated audited financial statements

as of and for the year ended 30 September 2024

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Arqit Quantum Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated Statements of financial position of Arqit Quantum Inc. and its subsidiaries (the “Group”) as of September 30, 2024, 2023, and 2022, the related Consolidated Statements of comprehensive income, cash flow and changes in equity for each of the three years in the period ended September 30, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of September 30, 2024, 2023, and 2022, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2021.

/s/ PKF Littlejohn LLP

PKF Littlejohn LLP

London, England

5 December 2024

Arqit Quantum Inc.

Consolidated Statement of Comprehensive Income

For the year ended 30 September 2024

		Year ended	Year ended	Year ended
		30 September	30 September	30 September
	Note	2024	2023	2022
		$'000	$'000	$'000
Revenue	2	293	640	7,212
Other income	3	392	53	—
Administrative expenses	4	(23,177)	(55,201)	(70,977)
Impairment loss on intangible assets	10	(2,032)	—	—
Impairment loss on trade receivables and contract assets	13	(166)	—	—

Operating (loss)/profit		(24,690)	(54,508)	(63,765)

Change in fair value of warrants	16	6	10,638	117,394
Finance costs	5	(223)	(284)	(221)
Finance income	6	930	41	—

(Loss)/profit before tax		(23,977)	(44,113)	53,408
Income tax	7	—	141	—
(Loss)/profit from continuing operations		(23,977)	(43,972)	53,408

(Loss)/profit from discontinued operation, net of tax	12	(30,604)	(26,421)	11,667

(Loss)/profit for the financial year attributable to equity holders		(54,581)	(70,393)	65,075

Other comprehensive (loss)/income :
Items that may be reclassified to profit or loss
Currency translation differences		(11,231)	(1,567)	3,101
Total comprehensive (loss)/profit for the year attributable to equity holders		(65,812)	(71,960)	68,176

Total comprehensive (loss)/profit for the year attributable to equity holders arises from:
Continuing operations		(35,208)	(45,539)	56,509
Discontinued operations		(30,604)	(26,421)	11,667
Total comprehensive (loss)/profit for the year attributable to equity holders		(65,812)	(71,960)	68,176

Earnings per ordinary share from continuing operations attributable to equity holders
Basic earnings per share	8	(4.7386)	(8.3616)	11.0201
Diluted earnings per share	8	(4.7386)	(8.3616)	10.9506

Earnings per ordinary share for the loss attributable to equity holders
Basic earnings per share	8	(10.7869)	(13.3859)	13.4274
Diluted earnings per share	8	(10.7869)	(13.3859)	13.3428

Arqit Quantum Inc.

Consolidated Statement of Financial Position

As at 30 September 2024

		30 September	30 September	30 September
	Note	2024	2023	2022
		$'000	$'000	$'000
ASSETS
Non-current assets
Property, plant and equipment	9	267	1,963	2,206
Right of use asset	20	811	6,141	6,139
Intangible assets	10	1,939	3,414	40,291
Fixed asset investments	11	—	30	28
Trade and other receivables	13	—	1,888	18,565
Total non-current assets		3,017	13,436	67,229
Current assets
Trade and other receivables	13	4,997	3,217	7,677
Cash and cash equivalents	15	18,705	44,455	48,966
Assets classified as held for sale	12	—	38,677	—
Total current assets		23,702	86,349	56,643
Total assets		26,719	99,785	123,872
LIABILITIES
Current liabilities
Trade and other payables	14	11,911	18,831	22,655
Lease liabilities	20	286	2,118	1,154
Liabilities classified as held for sale	12	—	5,869	—
Total current liabilities		12,197	26,818	23,809
Non-current liabilities
Trade and other payables	14	2,000	24	4,183
Lease liabilities	20	704	6,284	6,681
Warrants liability	16	—	6	10,644
Total non-current liabilities		2,704	6,314	21,508
Total liabilities		14,901	33,132	45,317
Net assets/(liabilities)		11,818	66,653	78,555
EQUITY
Share capital	21	29	16	12
Share premium	23	150,084	137,021	92,306
Other reserves	23	166,804	166,804	166,804
Foreign currency translation reserve	23	(9,441)	1,790	3,357
Share-based payment reserve	23	36,456	38,555	23,216
Retained earnings	22	(332,114)	(277,533)	(207,140)
Total Equity		11,818	66,653	78,555

Arqit Quantum Inc.

Consolidated Statement of Changes in Equity

For the year ended 30 September 2024

				Foreign
				currency	Share
	Share	Share	Other	translation	option	Retained
	Capital	Premium	reserves	reserve	reserve	Earnings	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Balance at 1 October 2021	11	70,999	166,805	256	303	(272,215)	(33,841)
Profit for the year	—	—	—	—	—	65,075	65,075
Other comprehensive income	—	—	—	3,101	—	—	3,101
Total comprehensive income	—	—	—	3,101	—	65,075	68,176
Transactions with owners in their capacity as owners:
Share option charge	—	—	—	—	22,913	—	22,913
Earnout shares	1	—	(1)	—	—	—	—
Exercise of warrants	—	21,307	—	—	—	—	21,307
Balance at 30 September 2022 attributable to owners of the Group	12	92,306	166,804	3,357	23,216	(207,140)	78,555
Balance at 1 October 2022	12	92,306	166,804	3,357	23,216	(207,140)	78,555
Loss for the year	—	—	—	—	—	(70,393)	(70,393)
Other comprehensive income	—	—	—	(1,567)	—	—	(1,567)
Total comprehensive income	—	—	—	(1,567)	—	(70,393)	(71,960)
Transactions with owners in their capacity as owners:
Share option charge	—	—	—	—	15,339	—	15,339
Issue of ordinary shares	4	44,715	—	—	—	—	44,719
Balance at 30 September 2023 attributable to owners of the Group	16	137,021	166,804	1,790	38,555	(277,533)	66,653
Balance at 1 October 2023	16	137,021	166,804	1,790	38,555	(277,533)	66,653
Loss for the year	—	—	—	—	—	(54,581)	(54,581)
Other comprehensive income	—	—	—	(11,231)	—	—	(11,231)
Total comprehensive income	—	—	—	(11,231)	—	(54,581)	(65,812)
Transactions with owners in their capacity as owners:
Share option credit	—	—	—	—	(2,099)	—	(2,099)
Issue of ordinary shares	13	13,063	—	—	—	—	13,076
Balance at 30 September 2024	29	150,084	166,804	(9,441)	36,456	(332,114)	11,818

Arqit Quantum Inc.

Consolidated Statement of Cash Flows

For the year ended 30 September 2024

		Year ended	Year ended	Year ended
		30 September	30 September	30 September
	Note	2024	2023	2022
		$'000	$'000	$'000
Cash flows from operating activities
Cash (used in)/generated from operations	15	(24,845)	(21,140)	(41,427)
Movement on foreign exchange		(9,281)	(11,685)	14,708
Tax received		—	—	—
Net cash (used in)/generated from operating activities		(34,126)	(32,825)	(26,719)
Cash flows from investing activities
Interest received		930	41
Capital expenditure on property, plant and equipment		(6)	(712)	(2,376)
Capital expenditure on intangibles		(3,322)	(15,411)	(22,056)
Investment in subsidiaries		—	—	—
Net cash (used in) investing activities		(2,398)	(16,082)	(24,432)
Cash flows from financing activities
Proceeds from issue of shares		13,076	45,080	—
Shares issued on exercise of warrants		—	—	21,306
Proceeds from government grants		1,331	1,372	1,724
Payment of principal on lease liabilities		(3,051)	(1,315)	(657)
Payments of interest portion of lease liabilities		(168)	(284)	(197)
Net cash generated from financing activities		11,188	44,853	22,176
Net (decrease)/increase in cash and cash equivalents		(25,336)	(4,054)	(28,975)
Cash and cash equivalents at beginning of period		44,455	48,966	86,966
Foreign exchange on cash and cash equivalents		(414)	(457)	(9,025)
Cash and cash equivalents at end of period		18,705	44,455	48,966

The net cash flows associated with the satellite division discontinued operations are presented in note 12

Arqit Quantum Inc.

Notes to the Financial Statements

For the year ended 30 September 2024

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

The principal activity of the Group is provision of cybersecurity services.

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

Comparative information has been re-presented due to a discontinued operation (note 12).

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at September 30, 2024.

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

Reverse Share Split

On September 25, 2024, we effected a 1-for-25 reverse share split of our share capital (the “Reverse Share Split”). As a result of the Reverse Share Split, each issued and outstanding ordinary share, and the per share exercise price of and number of ordinary shares underlying our outstanding equity awards and warrants, were automatically proportionally adjusted based on the 1-for-25 Reverse Share Split ratio. No fractional shares of common stock were issued in connection with the Reverse Share Split, and all such fractional interests were rounded up to the nearest whole number.

Except as otherwise provided herein, all share and per-share amounts of our ordinary shares, equity awards, warrants and other outstanding equity rights have been adjusted to give effect to the Reverse Share Split for all periods presented. The Reverse Share Split amended the par value of our common stock to $0.0025 per share, but did not modify any voting rights or other terms of our ordinary

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2024

shares.

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

Standards, interpretations and amendments to published standards

The Group has adopted the following standards and amendments to standards for the first time for their annual reporting period commencing 1 October 2023, none of which had a material impact:

●	IFRS 17 - Insurance Contracts
●	Amendments to IAS 1: Presentation of Financial Statements: Classification of Liabilities as Current or Non-current
●	Amendments to IAS 1: Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies
●	Amendments to IAS 8: Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates
●	Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction
●	Amendments to IAS 12: Income taxes: International tax reform
●	IFRIC Agenda Decision - Disclosure of Revenues and Expenses for Reportable Segments (IFRS 8)

The Group has not early adopted the following new and amended standards that have been issued but are not yet effective:

●	Amendment to IAS 1 - Non - current liabilities with covenants
●	Amendment to IFRS 16 - Leases on sale and leaseback
●	Amendment to IAS 7 and IFRS 7 - Supplier finance

The directors of the Group anticipate that the application of all new and amended standards will have no material impact on the future results of the Group in the foreseeable future.

Operating Segments

The Directors consider the Group to operate within one operating segment, being the provision of cybersecurity services.

Government grants

Government grants are recognised only when there is reasonable assurance that (a) the entity will comply with any conditions attached to the grant and (b) the grant will be received.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2024

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

Amortisation of intangible assets in use is calculated under the straight-line method to write off the amortisable amount of the intangible assets over their estimated useful lives. The principal annual rates used for this purpose are between five and ten years. SKA- PlatformTM is written off over seven years.

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

The Group has historically claimed Research and Development Expenditure Credit (RDEC) through its subsidiary, Arqit Limited, under the U.K.’s RDEC program, which incentivises research and development activities that are directed and overseen from the U.K., resulting in advancements in knowledge or technology. The total value of the RDEC received during the fiscal year ending September 30, 2024 was $3.424 million (2023: $0.141 million, 2022: $nil). A total RDEC of $3.424 million (2023: $nil, 2022: $nil) was recognised within “(loss)/profit from discontinued operations, net of tax” as it relates to the satellite division which was discontinued during the fiscal year ending September 30,2024.

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

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2024

Revenue

The Company adopts IFRS 15 ‘Revenue from contracts with customers’ for revenue including other income which is recognised in accordance with this standard. Revenue from services related to the SKA-PlatformTM product has been recognised in the year once the service has been performed and accepted by the customer. Other income represents income derived from contracts for the provision of goods and services by the Company to customers in exchange for consideration in the ordinary course of the Company’s activities.

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

For the year ended 30 September 2024

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

For the year ended 30 September 2024

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

For the year ended 30 September 2024

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

Defined contribution pension

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Employee leave entitlements

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

For the year ended 30 September 2024

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

For the year ended 30 September 2024

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

Discontinued operations

A part of the Group, whose operations and cash flows can be clearly distinguished operationally and for financial reporting purposes from the other operating businesses, is classified as a discontinued operation if the component has either been disposed of or is classified as held for sale, and:

●	represents a separate major line of business or geographic area of operations,
●	is part of a single coordinated plan to dispose of a separate major line of business or geographic area of operations, or
●	is a subsidiary acquired exclusively with a view to resale.

Discontinued operations are excluded from the net income/loss from continuing operations and are presented as a single amount as gain/loss from discontinued operations, net of tax in the consolidated income statement. When an operation is classified as a discontinued operation, the comparative consolidated income statement and consolidated statement of cash flows are restated and presented as if the operation had been classified as such from the start of the comparative year.

Assets/liabilities and disposal groups classified as held for sale

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2024

Assets/liabilities and disposal groups classified as held for sale are non-current assets and liabilities expected to be realized principally through a sale rather than through continuing use. The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. It being unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn is also a prerequisite for the classification.

The sale must be expected to be completed within one year from the date of the classification. Assets and liabilities classified as held for sale are hence presented separately as current items in the consolidated statement of financial position.

These are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance costs and income tax expense.

Assets classified as held for sale are not depreciated on a straight-line basis.

Impairment losses on initial classification as held-for-sale or held for distribution and subsequent gains and losses on remeasurement are recognized in profit or loss. Reversals of impairment losses due to a subsequent increase in fair value are recognized up to a maximum of the amount of impairment losses that, unless attributable to goodwill, were recognized prior to classification of the asset or disposal group in accordance with IFRS 5 and IAS 36, or were recognized at or after the date of classification in accordance with IFRS 5.

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

For the year ended 30 September 2024

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

Please see note 24 for financial instruments and fair value disclosures.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2024

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

Capitalisation of development costs

The Group capitalises costs for product development projects. Initial capitalisation of costs is based on management’s judgement that technological and economic feasibility is confirmed, usually when a product development project has reached a defined milestone according to an established project management model, and all other recognition criteria within IAS 38 can be demonstrated. In determining the amounts to be capitalised, management makes assumptions regarding the expected future cash generation of the project, discount rates to be applied and the expected period of benefits. At September 30, 2024, the carrying amount of capitalised development costs were $1.939 million (2023: $3.414 million; 2022: $40.291 million).

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

Discontinued operations and Assets held for sale

The decision to discontinue the business activities of the satellite division led to an increased level of judgment and estimation uncertainties with regard to provisions recognised in this context.

For assets held for sale, judgement is required when estimating expected fair value until any sale is contractually concluded. Changes in the economic environment or other facts and circumstances may cause revisions to these assumptions and could result in a material change to the realizable value of the Group's assets held for sale within the next financial year.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2024

2.    Revenue

	Year ended 30	Year ended 30	Year ended 30
	September	September	September
	2024	2023	2022
	$'000	$'000	$'000

SKA-Platform™ – provision of services	293	640	7,212

Geographical markets
UK	293	640	359
Other	—	—	6,853
	293	640	7,212

Revenue with a total of 13 (2023: 6) customers is recognised over time. Revenue from 1 (2023: 2) customer(s) represents more than 10% of total revenues.

The group has no material contract balances.

The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms, and the related revenue recognition policies.

Type of product/service	Nature and timing of satisfaction of performance obligations	Revenue recognition policies
SKA-PlatformTM perpetual license

Customer can benefit from the license when it is delivered. The license is separately identifiable from other goods or services.

License provides a right for customer to use the Company’s Intellectual Property perpetually.

Revenue is recognised when the license is delivered to and accepted by the customer. Invoices are usually payable within 30 days.
SKA-PlatformTM as a service

Customer can benefit from the license when it is delivered. The license is separately identifiable from other goods or services.

License provides a right for customer to use the Company’s Intellectual Property for a limited period.

Revenue is recognised over the course of the subscription period. Invoices are usually payable within 30 days.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2024

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

3.    Other income

	Year ended	Year ended	Year ended
	30 September	30 September	30 September
	2024	2023	2022
	$'000	$'000	$'000

Gain on disposal of fixed assets	55	53	—
Gain on termination of UK office lease	286	—	—
Other	51	—	—
	392	53	—

4.    Expenses by Nature

	Year ended	Year ended	Year ended
	30 September	30 September	30 September
	2024	2023	2022
	$'000	$'000	$'000
Employee benefit expense and other staff costs	19,775	24,187	21,148
Capitalised within intangible assets	(511)	(1,956)	(4,920)
Legal and professional	5,935	12,415	6,355
Foreign exchange	(12,248)	(8,764)	13,535
Property costs	1,884	2,289	754
Share based compensation	(1,636)	14,118	21,742
Depreciation	1,756	901	369
Depreciation of right of use asset	1,432	1,642	923
Amortisation of intangible assets	375	91	—
Other expenses	6,415	10,278	11,071
Total administrative expenses	23,177	55,201	70,977

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2024

5.    Finance costs

	Year ended	Year ended	Year ended
	30 September	30 September	30 September
	2024	2023	2022
	$'000	$'000	$'000
Interest payable on lease liabilities	223	284	221

6.    Finance income

	Year ended	Year ended	Year ended
	30 September	30 September	30 September
	2024	2023	2022
	$'000	$'000	$'000
Bank interest	930	41	—

7.    Income tax

	2024	2023	2022
	$'000	$'000	$'000
The tax (charge)/credit on the profit/(loss) on ordinary activities for the year was as follows:
Current tax	—	—	—
Deferred Tax	—	—	—
Income tax	—	—	—

Factors affecting tax charge/credit for the year

The tax assessed for the period is higher than (2023 – higher than; 2022 – lower than) the standard rate of corporation tax in the United Kingdom of 25% (2023 - 22%; 2022 - 19%). The differences are explained below:

	2024	2023	2022
	$'000	$'000	$'000
Profit / (Loss) from continuing operations	(23,977)	(74,049)	53,408
Tax at the applicable rate of 25% (2023 - 22%)	(5,994)	(16,291)	10,148
Disallowable expenditure	1,320	238	318
Difference in tax rate between UK and other jurisdictions	(18)	(344)	668
Fixed asset timing differences	114	23	—
Other differences	9	38	6
Difference in rates between current and deferred tax	—	(1,490)	(1,527)
Unutilised tax losses on which deferred tax is not recognised	4,983	13,267	8,517
Deferred tax not recognised in respect of share options	(414)	4,559	4,176
R&D tax credit	—	141	—
Fair valuation of warrants	—	—	(22,305)
Total tax	—	141	—

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2024

8. (Loss)/Earnings per share

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to shareholders by the weighted average number of ordinary shares in issue during the period.

Basic EPS in relation to profit/(loss) from continuing operations	Earnings	Weighted average number of shares	Per share amount
	$		$
2024	(23,976,958)	5,059,955	(4.7386)
2023	(43,971,581)	5,258,756	(8.3616)
2022	53,408,454	4,846,450	11.0201

Diluted EPS in relation to profit/(loss) from continuing operations

2024	(23,976,958)	5,059,955	(4.7386)
2023	(43,971,581)	5,258,756	(8.3616)
2022	53,408,454	4,877,196	10.9506

Basic EPS in relation to profit/(loss) from discontinued operations	Earnings	Weighted average number of shares	Per share amount
	$		$
2024	(30,604,160)	5,059,955	(6.0483)
2023	(26,421,347)	5,258,756	(5.0243)
2022	11,667,000	4,846,450	2.4073

Diluted EPS in relation to profit/(loss) from discontinued operations

2024	(30,604,160)	5,059,955	(6.0483)
2023	(26,421,347)	5,258,756	(5.0243)
2022	11,667,000	4,877,196	2.3922

Basic EPS in relation to profit/(loss) attributable to equity holders	Earnings	Weighted average number of shares	Per share amount
	$		$
2024	(54,581,118)	5,059,955	(10.7869)
2023	(70,392,929)	5,258,756	(13.3859)
2022	65,075,454	4,846,450	13.4274

Diluted EPS in relation to profit/(loss) attributable to equity holders

2024	(54,581,118)	5,059,955	(10.7869)
2023	(70,392,929)	5,258,756	(13.3859)
2022	65,075,454	4,877,196	13.3428

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2024

Diluted earnings per share is computed similar to basic earnings per share, except that the denominator is increased to include the number of additional ordinary shares, where applicable, that would have been outstanding if potential ordinary shares had been issued if such additional ordinary shares were dilutive. The share options and RSUs are dilutive and therefore have been included in the calculation for diluted earnings per share.

The average market value of the Company’s shares for the purpose of calculating the dilutive effect of share options and RSUs was based on quoted market prices for the year during which the options were outstanding.

9.    Property, plant and equipment

	Computer	Office	Furniture &
	equipment	equipment	fittings	Total
	$'000	$'000	$'000	$'000
Cost
At 1 October 2021	256	—	—	256
Additions	1,810	25	581	2,416
Foreign exchange on translation	(47)	(2)	(32)	(81)
At 30 September 2022	2,019	23	549	2,591
At 1 October 2022	2,019	23	549	2,591
Additions	407	74	232	713
Disposals	(55)	—	—	(55)
Foreign exchange on translation	22	—	(11)	11
At 30 September 2023	2,393	97	770	3,260
At 1 October 2023	2,393	97	770	3,260
Additions	1	—	6	7
Disposals	(55)	(50)	—	(105)
Foreign exchange on translation	158	8	57	223
At 30 September 2024	2,497	55	833	3,385
Depreciation
At 1 October 2021	(57)	—	—	(57)
Charge	(327)	(2)	(39)	(368)
Foreign exchange on translation	37	—	3	40
At 30 September 2022	(347)	(2)	(36)	(385)
At 1 October 2022	(347)	(2)	(36)	(385)
Charge	(732)	(18)	(133)	(882)
Disposals	18	—	—	18
Foreign exchange on translation	(42)	—	(4)	(47)
At 30 September 2023	(1,103)	(20)	(173)	(1,296)
At 1 October 2023	(1,103)	(20)	(173)	(1,296)
Charge	(764)	(32)	(114)	(910)
Impairment charge	(399)	—	(417)	(816)
Disposals	30	17	—	47
Foreign exchange on translation	(116)	—	(27)	(143)
At 30 September 2024	(2,352)	(35)	(731)	(3,118)
Net Book Value
At 30 September 2024	145	20	102	267
At 30 September 2023	1,290	77	596	1,963
At 30 September 2022	1,672	21	513	2,206

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2024

10.    Intangible fixed assets

	Digital	Project
	Bills of	Development
	Exchange	Costs	SKA-PlatformTM	Website	Total
	$'000	$'000	$'000	$'000	$'000
Cost
At 1 October 2021	—	18,034	201	—	18,235
Additions	—	25,021	273	—	25,294
Foreign exchange on translation	—	(3,238)	—	—	(3,238)
At 30 September 2022	—	39,817	474	—	40,291
Additions	1,414	12,438	1,409	150	15,411
Impairment	—	(17,601)	—	—	(17,601)
Assets reclassified as held for sale	—	(38,677)	—	—	(38,677)
Foreign exchange on translation	—	4,079	—	—	4,079
At 30 September 2023	1,414	56	1,883	150	3,503
Additions	482	2,839	—	—	3,321
Impairment	(2,032)	(2,659)	—	—	(4,691)
Foreign exchange on translation	136	(34)	182	14	298
At 30 September 2024	—	202	2,065	164	2,431
Amortisation and impairment
At 1 October 2021	—	—	—	—	—
Charge	—	—	—	—	—
At 30 September 2022	—	—	—	—	—
Charge	—	—	(89)	—	(89)
At 30 September 2023	—	—	(89)	—	(89)
Charge	—	—	(284)	(91)	(375)
Foreign exchange on translation	—	—	(22)	(5)	(28)
At 30 September 2024	—	—	(396)	(96)	(492)
Net Book Value
At 30 September 2024	—	202	1,669	68	1,939
At 30 September 2023	1,414	56	1,794	150	3,414
At 30 September 2022	—	39,817	474	—	40,291

The Group’s intangible assets under development are internally generated and the Group has not yet begun amortisation of these finite useful economic life assets with the exception of the SKA-PlatformTM which has started to generate revenue and the Website which is now in use. Amortisation on intangible assets is calculated under the straight-line method over their estimated useful lives of between 3 – 10 years.

An impairment test was performed for the year ended September 30, 2024, which considered the value of existing contracts and forecasted revenues.  An impairment of $4.691 million (2023: $17.601 million) was deemed necessary for satellite division and digital bills of exchange development costs (2023: satellite). No impairment was deemed necessary for the other intangibles.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2024

11.    Equity accounted investees

Investment in
Joint Venture
$'000
Cost
At 1 October 2021	34
Additions	—
Foreign exchange on translation	(6)
At 30 September 2022	28
Additions	—
Foreign exchange on translation	2
At 30 September 2023	30
Additions	—
Impairment charge	(30)
Foreign exchange on translation	—
At 30 September 2024	—

Joint venture

Quantum Keep Limited is a joint venture (JV) of Arqit Limited, which is a 100% owned subsidiary of Arqit Quantum Inc. The registered office is One Fleet Place, London, England, EC4M 7WS. Arqit Ltd jointly holds 50% of shares for the entity. The nature of Quantum Keep Limited’s activities is that of business and domestic software development. Quantum Keep Ltd is a separate vehicle and the Group has a residual interest in Quantum Keep Ltd as a JV.

Quantum Keep Limited was incorporated on 12 August 2020 with Arqit Limited taking a 50% investment on incorporation.

An impairment charge of $30.0 thousand was recognised during the year as the JV company has been discontinued. The JV was dissolved in December 2024. Quantum Keep Limited was dormant since incorporation.

12.    Discontinued operations and Assets classified as held for sale

(i) General Description

In May 2023, Arqit announced that it was selling its satellite division consisting of satellite assets under construction, patents, customer contracts and an engineering team. Following that announcement, the satellite division was reported as discontinued operations and classified as a disposal group held for sale in the 2023 annual financial statements.

During the year ended 30 September 2024, Arqit was unsuccessful in its efforts to identify a buyer for the satellite division and/or related IP, and as a result determined that its satellite assets were no longer considered as held for sale as at 30 September 2024. At 30 September 2023, the carrying amount of assets classified as held for sale was $38.7 million, with liabilities directly associated with assets classified as held for sale of $5.9 million. The assets of the satellite division have been fully impaired as at 30 September 2024, and liabilities derecognised.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2024

(ii) Assets and liabilities held for sale

The following major classes of assets and liabilities relating to these operations have been classified as held for sale in the consolidated statement of financial position as at 30 September:

	2024	2023	2022
	$'000	$'000	$'000
Property, plant and equipment	—	—	—
Investment property	—	—	—
Intangible assets	—	38,677	—
Trade and other receivables	—	—	—
Other financial assets	—	—	—
Assets held for sale	—	38,677	—

Deferred government grants	—	5,869	—
Employee benefits	—	—	—
Other financial liabilities	—	—	—
Liabilities held for sale	—	5,869	—

The impact on the statement of comprehensive income is as below:

	2024	2023	2022
	$'000	$'000	$'000
Other operating income	—	4,986	12,843
Administrative expenses	(1,056)	(13,806)	(1,176)
Impairment loss on asset held for sale and derecognition of liability held for sale	(32,972)	(17,601)	—
R&D tax credit	3,424	—	—
(Loss)/Profit from discontinued operations, net of tax	(30,604)	(26,421)	11,667

Arqit discontinued the satellite division during the year and as a result reclassified $17.601 million of impairment losses on intangible assets and $12.335 million of impairment loss on trade receivables and contract assets related to its satellite assets for the year ended September 30, 2023 from “impairment loss on intangible assets” and “impairment loss on trade receivables and contract assets” respectively to “(loss)/profit from discontinued operations, net of tax” during the year ended September 30, 2024.

The net cash flows associated with the discontinued operations are as follow:

	2024	2023	2022
	$'000	$'000	$'000
Net cash used in operating activities	(1,056)	4,986	12,843
Net cash used in investing activities	(2,659)	(12,438)	(25,021)
Net cash generated from financing activities	1,331	1,316	2,161
Net cash flows for the year	(2,383)	(6,136)	(10,017)

Net cash flow of the discontinued operations is indicative of the cash investment Arqit made in developing the quantum satellite.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2024

13.    Trade and other receivables

	2024	2023	2022
	$'000	$'000	$'000
Current assets
Trade debtors	471	1,273	5,924
Other debtors	4,009	164	892
Prepayments and accrued income	517	1,780	861
Total	4,997	3,217	7,677

The directors consider that the carrying amount of financial assets recorded at amortised cost in the financial statements approximate their fair value.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

	2024	2023	2022
	$'000	$'000	$'000
Non-current Assets
Prepayments	—	—	15,873
Trade debtors	—	—	975
Other debtors	—	1,888	1,717
Total	—	1,888	18,565

There has been no change to the allowance for impairment during the year (2023: $nil 2022: $nil). Bad debt write-offs in the year were $0.166 million (2023: $1.600 million; 2022: $nil). The $1.600 million written off in prior year relates to Virgin Orbit Inc. which filed for bankruptcy in the U.S. This was included within ‘(Loss)/profit from discontinued operation, net of tax’. Arqit is still pursuing recovery of funds in conjunction with the appointed authority.

At September 30, 2024 $0.425 million (2023: $1.273 million; 2022: $5.924 million) were past due of which $nil (2023: $nil; 2022: $nil) was impaired.

In 2022, Non-current prepayments comprised the payment of a non-refundable deposit towards the cost of the first satellite launch service.

14.    Trade and other payables

	2024	2023	2022
	$'000	$'000	$'000
Current liabilities
Trade payables	9,009	11,788	17,478
Other tax and social security	439	1,471	633
Other creditors	593	733	516
Accruals	1,866	4,821	3,803
Deferred income	4	18	225
Total	11,911	18,831	22,655

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

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2024

Within other creditors, a total of $0.5 million (2023: $0.5 million; 2022: $0.5 million) relates to interest owed on convertible loan notes which converted in September 2021.

	2024	2023	2022
	$'000	$'000	$'000
Non-current Liabilities
Trade payables	2,000	—	—
Deferred government grants	—	24	4,183
	2,000	24	4,183

15.    Cash generated from operations

	2024	2023	2022
	$'000	$'000	$'000
(Loss)/profit on continuing operations before tax	(23,977)	(44,113)	53,408
Profit from discontinued operations before tax	(34,028)	(26,421)	11,667
Adjustments for:
Depreciation and impairment	3,157	2,543	1,292
Amortisation of intangible assets	375	91	—
Gain on disposal of fixed assets	(341)	(53)	—
Impairment loss on trade receivables and contract assets	166	12,335	—
Impairment loss on intangible assets	35,003	17,601	—
Change in trade and other receivables	3,366	21,136	(17,949)
Change in trade and other payables	(4,945)	(7,982)	5,586
Share option (credit)/charge	(2,908)	14,118	21,742
Finance income	(930)	(41)	—
Interest payable	223	284	221
Change in fair value of warrants	(6)	(10,638)	(117,394)
Cash (used in)/generated from operations	(24,845)	(21,140)	(41,427)
Reconciliation of net cashflow to movements in net debt:
Opening net cash/(debt)	44,455	48,966	86,966
Movement in cash	(25,336)	(4,054)	(28,975)
Movement on foreign exchange	(414)	(457)	(9,025)
Movement in net cash/ (debt)	(25,750)	(4,511)	(38,000)
Closing net cash/(debt)	18,705	44,455	48,966
Composition of closing net cash/(debt)
Cash	18,705	44,455	48,966
Bank loans	—	—	—
Net cash/(debt)	18,705	44,455	48,966

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2024

16.    Warrants

Warrant liabilities

Warrants in connection with the Business Combination are classified as financial liabilities at fair value through profit and loss. The warrants are valued at the acquisition date September 3, 2021, for the purpose of determining the deemed acquisition cost. At this date, Arqit Limited (accounting acquiree) acquired all the assets and liabilities of the Company at their fair value. A further valuation of the warrants is performed at each subsequent reporting date.

The key terms of the warrants are:

Warrant exercise

Warrants are exercisable:

−	In the period from 8 February 2022 (“First Exercise Date”), being the later of one year from the closing of Centricus’ the Initial Public Offering or 30 days after the Business Combination;

−to 3 September 2026 (“Expiry Date”), being the date five years after the Business Combination (“the Exercise Period”); and

−in exchange for one ordinary AQI Share (NASDAQ: ARQQ) (“Share”) for a price of $287.50 (“Exercise Price”).

Public warrant redemption

The following terms apply to Public Warrants only:

−

AQI may redeem the Public Warrants in whole and not in part during the Exercise Period for $2.50 per Warrant if the Shares trade at or above $250.00 but less than $450.00 per share for a 20 out of 30 trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

−

AQI may redeem the Public Warrants in whole and not in part during the Exercise Period for $0.25 per Warrant if the Shares trade above $450.00 for a 20 out of 30 trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders.

Private warrant redemption

The following terms apply to Private Warrants only:

−

AQI may redeem the Private Warrants in whole and not in part during the Exercise Period for $2.50 per Warrant if the Shares trade at or above $250.00 but less than $450.00 per share for a 20 out of 30 trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders.

−AQI may not redeem the Private Warrants in whole and not in part if the Shares trade above $450.00; and

−Private Warrant holders may not transfer their warrants to any party not defined as a permitted transferee.

Exercise after redemption notice

The Company is required to provide investors with 30 days’ notice of intention to redeem the Warrants (the “Redemption Notice Period”).

During the Redemption Notice Period, warrant holders may elect to exercise their Warrants on a cash basis (i.e. by paying the Exercise Price of $287.50 for a Share).

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2024

If redemption is triggered by the Shares trading between $250.00 and $450.00 per share, warrant holders may elect for a “Make Whole Exercise” in exchange for a pre-determined number of Shares on a cashless basis. The number of Make Whole shares is determined on the basis of:

(1)the 10-day volume-weighted average price of the Shares in the 10 trading days following the notice of redemption, and

(2)the number of months elapsed since the business combination.

IFRS 13 Fair Value prescribes a fair value hierarchy made up of 3 levels of inputs based on the reliability of the underlying data used in establishing the fair value. Public warrant liabilities at fair value through profit and loss are level 2 instruments. Level 2 of the hierarchy includes instruments that are not traded in an active market and is determined using valuation techniques which maximise the use of observable market data and rely as little as possible on entity-specific estimates. Private warrant liabilities are classified as level 3 instruments. The fair value is determined using the fair value of the public warrants, adjusted for a lack of marketability discount because these warrants may only be transferred to a specified group of permitted transferees, therefore limiting the depth of the market (refer to note 24). The key inputs into the Binomial Option Pricing Model were as follows: dividend yield (nil %), volatility (60%) and risk-free rate (3.5%). Volatility was calculated using a set of comparable companies.

	Number of	Number of	Fair value of
	Private	Public	warrant
	warrants	warrants	liability
			$'000

Balance at 30 September 2021	6,266,667	8,624,973	128,038
Warrants exercised	—	(1,852,736)	—
Change in fair value	—	—	(117,394)
Balance at 30 September 2022	6,266,667	6,772,237	10,644
Warrants exercised	—	—	—
Change in fair value	—	—	(10,638)
Balance at 30 September 2023	6,266,667	6,772,237	6
Warrants issued	—	—	—
Warrants exercised	—	—	—
Change in fair value	—	—	(6)
Balance at 30 September 2024	6,266,667	6,772,237	—

Equity settled registered direct warrants

In February 2023, Arqit completed a registered direct offering in which it sold 400,000 ordinary shares, together with warrants to purchase 300,000 ordinary shares (the “February 2023 Investor Warrants”) at a combined purchase price of $2.00 per share and accompanying warrant, generating proceeds to the Company before fees and expenses of approximately $20.0 million. The February 2023 Investor Warrants have an exercise price of $2.00 per share, are currently exercisable and will expire on February 22, 2028. In addition, in connection with the February 2023 registered direct offering Arqit issued warrants to purchase 22,000 ordinary shares (the “February 2023 Placement Agent Warrants”) to H.C. Wainwright & Co., LLC or its designees. The February 2023 Placement Agent Warrants have an exercise price of $2.50 per share, are currently exercisable and will expire on February 22, 2028.

In September 2023, Arqit completed a registered direct offering in which it sold 830,227 ordinary shares, together with warrants to purchase 830,227 ordinary shares (the “September 2023 Investor Warrants”) at a combined purchase price of $0.78 per share and accompanying warrant, generating proceeds to the Company before fees and expenses of approximately $16.2 million. The September 2023 Investor Warrants have an exercise price of $0.78 per share, are currently exercisable and will expire on September 12, 2028. In addition, in connection with the September 2023 registered direct offering Arqit issued warrants to purchase 28,205 ordinary shares (the “September 2023 Placement Agent Warrants”) to H.C. Wainwright & Co., LLC or its designees. The September 2023 Placement Agent Warrants have an exercise price of $0.975 per share, are currently exercisable and will expire on September 8, 2028. The September 2023 registered direct offering included the sale of 317,407 ordinary shares, together with September 2023 Investor Warrants to purchase 317,407 ordinary shares at a combined offering price of $0.78 per ordinary share and accompanying warrant to existing shareholders

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2024

Heritage Assets SCSP, Ropemaker Nominees Limited and Carlo Calabria. Arqit director Manfredi Lefebvre d’Ovidio has sole investment and voting power over the shares held by Heritage Assets SCSP, and Arqit director Stephen Chandler is on the investment committee of Notion Capital Managers LLP, which is the beneficial owner of the Company shares held by Ropemaker Nominees Limited, and Carlo Calabria is an Arqit director.

In September 2024, Arqit entered into a securities purchase agreement pursuant to which it sold 5,440,000 ordinary shares at an offering price of $2.50 per share. In a concurrent private placement, Arqit issued unregistered warrants to purchase up to 5,440,000 shares at an exercise price of $2.50 per share, exercisable only upon the later of (i) one year from the issuance date, (ii) the date of the approval by the Arqit’s shareholders of an increase in authorized capital sufficient to permit the issuance of the shares issuable upon exercise of the September 2024 Investor Warrants and (iii) the date that the closing trading price of the Ordinary Shares on the Nasdaq Capital Market has exceeded $5.00 for 60 consecutive trading days. The warrants will be exercisable for a period of one year following the Exercise Date.  The Warrants will terminate on the earlier of (x) 5:00 p.m. (New York City time) on the last day of the exercise period or (y) 5:00 p.m. (New York City time) on the date falling five years after the date of issuance. The investors in the September 2024 offering were existing shareholders Heritage Assets SCSP, Ropemaker Nominees Limited, Carlo Calabria and Garth Ritchie.  Arqit director Manfredi Lefebvre d’Ovidio has shared investment and voting power over the shares held by Heritage Assets SCSP, Arqit director Stephen Chandler is on the investment committee of Notion Capital Managers LLP, which is the beneficial owner of the Arqit shares held by Ropemaker Nominees Limited, and Carlo Calabria and Garth Ritchie are both Arqit directors.

17.    Share-based compensation

The Group has incentive awards for employees, share options which ceased in 2021 and RSUs. The below table summaries share-based compensation expense for the years ended September 30, 2024, 2023 and 2022.

	Year ended	Year ended	Year ended
	30 September	30 September	30 September
	2024	2023	2022
	$'000	$'000	$'000
Share option (credit)/charge included in administrative expenses	(1,043)	(14)	177
RSU compensation for the year included in administrative expenses	(593)	14,132	21,565
	(1,636)	14,118	21,742

Share options

Share options are exercisable at the price agreed at the time of the issue of the share option. The vesting periods are consistent between employees. Options are typically forfeited if the employee leaves the Group before the options vest. Details of the share options granted during the period are as follows:

	2024		2023		2022
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	exercise
	Share options	Price ($)	Share options	Price (£)	Share options	Price (£)
Outstanding at beginning of period	252,136	0.0025	320,193	0.0025	338,075	0.0025
Granted during the period	—	—	—	—	—
Forfeited/lapsed during the period	(19,416)	0.0025	(566)	0.0025	(17,882)	0.0025
Exercised during the period	(107,685)	—	(67,491)	—	—	—
Outstanding at end of period	125,035	0.0025	252,136	0.0025	320,193	0.0025
Exercisable at end of period	92,205		67,971		50,122

The options outstanding at 30 September 2024 had a weighted average exercise price of $0.0025 (£0.0025) pence, and a weighted average remaining contractual life of 1 year. Prior to the completion of the business combination (2021), Arqit Limited granted options

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2024

over Arqit Limited ordinary shares to its employees, consultants and advisors. The holders of each of these options agreed to exchange these options for equivalent options to acquire ordinary shares at a conversion rate of 46.06. Therefore, the share price and exercise price have been stated in pound sterling for 30 September 2021 due to this being the currency which the instrument originated from, this has been restated to dollars and the value is reflected as at 30 September 2023.

The inputs into the Black-Scholes model are as follows:

	2024	2023	2022
Weighted average share price (£)	—	—	3.30
Weighted average exercise price (£)	—	—	0.0001
Expected volatility	—	—	50%
Expected life	—	—	5 years
Risk-free rate	—	—	0.1%
Expected dividend yield	—	—	0%

RSUs

In October 2021, the compensation committee of the board of directors approved the grant of RSUs to employees. Compensation expense for RSUs is determined based upon the market price of the shares underlying the awards on the date of grant and expensed over the vesting period, which is generally a one to five-year service period.

	2024			2023			2022
		Weighted	Weighted		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average		Average	Average
		grant date fair	remaining term		grant date fair	remaining term		grant date fair	remaining term
	Number	value per share	to vest/distribute	Number	value per share	to vest/distribute	Number	value per share	to vest/distribute
	of awards	Price ($)	(yrs)	of awards	Price ($)	(yrs)	of awards	Price ($)	(yrs)
Outstanding at beginning of period	156,746	—		107,709	—		—	—
Granted during the period	180,106	13.41		124,096	77.17		110,591	438.07
Forfeited/lapsed during the period	(41,062)	312.79		(12,376)	126.33		(2,882)	380.87
Vested during the period	(69,863)	156.98		(62,683)	305.75		—	—
Outstanding at end of period	225,927	66.70	1.93	156,746	229.66	1.4742	107,709	439.42	2.8598

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2024

18.    Staff costs

	2024	2023	2022
	$'000	$'000	$'000
The aggregate remuneration comprised:
Wages and salaries	15,108	20,166	12,920
Social security costs	1,941	3,117	1,405
Pension costs	1,666	2,312	707
Share based compensation	(1,636)	14,118	21,742
	17,079	39,713	36,774

A total of $0.511 million (2023: $1.956 million; 2022: $4.920 million) relating to staff costs was capitalised in relation to development costs within intangibles within the year.

Total remuneration for key management personnel for 2024 was $2.789 million (2023 - $3.056 million; 2022 - $3.795 million). Total pension contributions of key management personnel totaled $0.108 million (2023 - $0.112 million; 2022 - $0.089 million) and is included within the total remuneration for key management personnel.  Nil (2023: nil; 2022: nil) share options were granted to key management personnel in the year. A total of 29,721 RSUs were granted to key management personnel for 2024 (2023 – 22,087; 2022 – 50,739). 2023 and 2022 RSUs have been restated for the reverse stock split effected in September 2024.

During the year remuneration payable to directors was as follows:

	2024	2023	2022
	$'000	$'000	$'000
Directors’ remuneration	1,221	1,395	1,856

The highest paid Directors remuneration totaled $554,960 (2023: $595,683; 2022: $789,002).

19.    Deferred Tax

	2024	2023	2022
	$'000	$'000	$'000
At the beginning of the period	—	—	—
Movement in the year recognised in profit or loss	—	—	—
Foreign exchange on translation	—	—	—
At the end of the year	—	—	—
The deferred tax liability/(asset) is made up as follows:
Intangible asset and other timing differences	—	3,335	10,389
Unrelieved tax losses	—	(3,335)	(10,389)
	—	—	—

In total there are $167.064 million (2023: $95.281 million, 2022: $42.204 million) of tax losses and temporary differences on which deferred tax assets have not been recognised. This is comprised of $163.041 million (2023: $90.234 million’ 2022: $38.132 million) in respect of unrelieved tax losses carried forward, $3.440 million (2023: $5.047 million, 2022: $4.0723 million) in respect of share scheme differences, $0.228 million (2023: $nil, 2022: $nil) with respect of short-term timing differences and $0.354 million (2023: $nil, 2022: $nil) regarding an RDEC step 2 credit. These deferred tax assets have not been recognised as the Group is uncertain on when there will be sufficient future taxable profits against which to utilise the assets.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2024

20. Leases

Leases as lessee

The Group leases several assets including an office building and IT equipment. The average lease term for buildings is 5 years and for IT equipment is 3 years. Information about leases for which the Group is a lessee is presented below.

The Group leases a building, laboratory and IT equipment which is a short term and/or leases of low-value items. The Group has elected not to recognise right-of-use assets and lease liabilities for these leases. The Group’s commitment for short-term leases at 30 September 2024 is not material.

Right-of-use assets

	Land &	IT
	buildings	equipment	Total
	$'000	$'000	$'000
Cost
At 1 October 2021	—	—	—
Additions	7,597	704	8,301
Foreign exchange on translation	(1,321)	—	(1,321)
At 30 September 2022	6,276	704	6,980
At 1 October 2022	6,276	704	6,980
Additions	1,100	—	1,100
Foreign exchange on translation	635	—	635
At 30 September 2023	8,011	704	8,715
At 1 October 2023	8,011	704	8,715
Additions	—	—	—
Modifications	—	(82)	(82)
Disposals	(7,580)	(365)	(7,945)
Foreign exchange on translation	669	-	669
At 30 September 2024	1,100	257	1,357
Depreciation
At 1 October 2021	(841)	(82)	(923)
Charge	80	2	82
Foreign exchange on translation	—	—	—
At 30 September 2022	(761)	(80)	(841)
At 1 October 2022	(761)	(80)	(841)
Charge	(1,395)	(247)	(1,642)
Foreign exchange on translation	(77)	(14)	(91)
At 30 September 2023	(2,233)	(341)	(2,574)
At 1 October 2023	(2,233)	(341)	(2,574)
Charge	(1,230)	(201)	(1,431)
Disposals	3,382	354	3,736
Foreign exchange on translation	(273)	(4)	(277)
At 30 September 2024	(354)	(192)	(546)
Net Book Value
At 30 September 2024	746	65	811
At 30 September 2023	5,778	363	6,141
At 30 September 2022	5,515	624	6,139

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2024

Lease liability

	2024	2023	2022
	$'000	$'000	$'000
Current liabilities
Lease liabilities	286	2,118	1,154

Non-current liabilities
Lease liabilities	704	6,284	6,681
	990	8,402	7,835

Amounts recognised in profit or loss

	2024	2023	2022
	$'000	$'000	$'000

Depreciation expense on right of use assets	1,432	1,642	923
Interest on lease liabilities	223	284	221
Expense relating to short-term leases	74	3	12

Total	1,729	1,929	1,156

Amounts recognised in statement of cash flows

	2024	2023	2022
	$'000	$'000	$'000

Total cash outflow for leases	(3,219)	(1,599)	(657)

Total	(3,219)	(1,599)	(657)

21.    Share capital

As of September 30, 2024, the total number of ordinary shares of the Company outstanding is 11,545,354 with a par value of $0.0025.

	Number of ordinary	Share capital
	shares	$
September 30, 2021 – par value $0.0025	4,402,937	11,007
Warrants exercised	74,109	185
Shares issued in exchange for Arqit Limited shares	400,000	1,000
September 30, 2022 – par value $0.0025	4,877,046	12,192

Warrants exercised	—	—
Shares issued	1,665,124	4,163
September 30, 2023 – par value $0.0025	6,542,170	16,355

Warrants exercised	—	—
Shares issued	5,003,184	12,508
September 30, 2024 – par value $0.0025	11,545,354	28,863

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2024

22.    Retained earnings

	2024	2023	2022
	$'000	$'000	$'000
At 1 October	(277,533)	(207,140)	(272,215)
Profit/(Loss) for the year	(54,581)	(70,393)	65,075
At 30 September	(332,114)	(277,533)	(207,140)

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

For the year ended 30 September 2024

24.    Financial instruments and fair value disclosures

Capital management

The Group’s policy is to maintain a strong balance sheet for the business and to have an appropriate funding structure. Shareholders’ equity and long-term debt are used to finance assets under construction. The Group is not subject to any externally imposed capital requirements.

Financial assets and financial liabilities

Categories of financial assets and financial liabilities are as follows:

Financial assets at amortised cost

	Carrying value	Fair value
$'000	30 September 2024	30 September 2024
Cash and cash equivalents	18,705	18,705
Trade and other receivables	471	471
	19,176	19,176

	Carrying value	Fair value
$'000	30 September 2023	30 September 2023
Cash and cash equivalents	44,455	44,455
Trade and other receivables	1,273	1,273
	45,728	45,728

	Carrying value	Fair value
$'000	30 September 2022	30 September 2022
Cash and cash equivalents	48,966	48,966
Trade and other receivables	6,899	6,899
	55,865	55,865

The Directors consider the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the consolidated financial statements to approximate their fair value.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2024

Financial liabilities at amortised cost

	Carrying value	Fair value
$'000	30 September 2024	30 September 2024
Trade and other payables	11,911	11,911
Lease liabilities	990	990
	12,901	12,901

	Carrying value	Fair value
$'000	30 September 2023	30 September 2023
Trade and other payables	18,831	18,831
Lease liabilities	8,402	8,402
	27,233	27,233

	Carrying value	Fair value
$'000	30 September 2022	30 September 2022
Trade and other payables	22,655	22,655
Lease liabilities	7,834	7,834
	30,489	30,489

The Directors consider the carrying amounts of financial assets and financial liabilities recorded at amortised costs in the financial statements to approximate their fair value.

Financial liabilities at fair value through profit or loss

IFRS 13 Fair Value prescribes a fair value hierarchy made up of 3 levels of inputs based on the reliability of the underlying data used in establishing the fair value. The fair value of public warrants is determined using level 2 inputs. Level 2 of the hierarchy includes instruments that are not traded in an active market and is determined using valuation techniques which maximise the use of observable market data and rely as little as possible on entity-specific estimates. Private warrants are classified as a level 3 financial instrument. The fair value is determined using the fair value of the public warrants, adjusted for a lack of marketability discount of nil (2023: 7.5%) because these warrants may only be transferred to a specified group of permitted transferees, therefore limiting the depth of the market.

		Fair value	Fair value
	Carrying value	Level 2	Level 3
	30 September	30 September	30 September
$'000	2024	2024	2024
Warrant liability	—	—	—
	—	—	—

		Fair value	Fair value
	Carrying value	Level 2	Level 3
	30 September	30 September	30 September
$'000	2023	2023	2023
Warrant liability	6	3	3
	6	3	3

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

For the year ended 30 September 2024

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

Year ended 30 September 2024	£'000
Parent	—
UK subsidiary	107,608
Total	107,608

The reasonable shifts in exchange rates below are based on historic volatility.

If the $/£ rates moved by +/- 11.39% then the effect on profit would be as follows:

Year ended 30 September 2024	$'000
Reasonable shift	(13.65)%
Total effect on Loss of +ve movements	(14,687)
Total effect on Loss of -ve movements	14,687

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

For the year ended 30 September 2024

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

The maturity profile of the anticipated future cash flows including interest, using the latest applicable relevant rate, based on the earliest date on which the Group can be required to pay financial liabilities on an undiscounted basis, is as follows:

	Trade and	Deferred	Lease
2024	other	government	Liabilities
$'000	payables	grants		Total
On demand	—	—	—	—
Within one year	11,911	—	286	12,197
More than one year but less than two years	—	—	257	257
More than two year but less than five years	2,000	—	447	2,447
More than five years	—	—	—	—
	13,911	—	990	14,901

	Trade and	Deferred	Lease
2023	other	government	Liabilities
$'000	payables	grants		Total
On demand	—	—	—	—
Within one year	18,831	—	2,118	20,949
More than one year but less than two years	—	—	2,307	2,307
More than two year but less than five years	—	24	3,977	4,001
More than five years	—	—	—	—
	18,831	24	8,402	27,257

	Trade and	Deferred
2022	other	government		Convertible
$'000	payables	grants	Loans	loan notes	Total
On demand	—	—	—	—	—
Within one year	22,655	—	1,154	23,809	47,618
More than one year but less than two years	—	—	1,760	1,760	3,520
More than two year but less than five years	—	4,183	3,767	7,950	15,900
More than five years	—	—	—	—	—
	22,655	4,183	6,681	33,519	67,038

25.    Contingent Liabilities

As detailed in ‘Item 8 – Financial Information’ above, the Company is aware of legal proceedings relating to it, however given their nature and the uncertainties involved in the outcomes and financial impact, no liability has been recorded in relation to them.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2024

26.    Subsidiaries

Details of the company’s subsidiaries at 30 September 2024 are as follows:

Name of undertaking	Registered office	Domicile	% held
Arqit Limited	3 Orchard Place, London, SW1H 0BF, United Kingdom	U.K.	100
Arqit Inc.	1209 Orange Street, Wilmington, County of Newcastle, Delaware 19801	U.S.	100
Arqit LLC	1209 Orange Street, Wilmington, County of Newcastle, Delaware 19801	U.S.	100
Arqit Italia S.R.L	Via Delle Quattro Fontane, 20, 00184 Roma	Italy	100
Arqit Quantum (Singapore) Pte. Ltd	68 Circular Road, #02-01, Singapore, 049422, Singapore	Singapore	100

Arqit Italia S.R.L. and Arqit Quantum (Singapore) Pte. Ltd are in the process of being liquidated. None of the subsidiaries other than Arqit Limited has any material operations.

27.    Ultimate controlling party

The Directors consider there to be no ultimate controlling party.

28.    Post balance sheet events

There were no material events subsequent to 30 September 2024 and up until the authorisation of the financial statements for issue.

29.    Related party transactions

On September 27, 2024, the Company entered into a registered direct offering in which it sold 5,440,000 ordinary shares at an offering price of $2.50 per share. In a concurrent private placement, Arqit issued unregistered warrants to purchase up to 5,440,000 shares at an exercise price of $2.50 per share, exercisable only upon the later of (i) one year from the issuance date, (ii) the date of the approval by the Company’s shareholders of an increase in authorized capital sufficient to permit the issuance of the shares issuable upon exercise of the September 2024 Investor Warrants and (iii) the date that the closing trading price of the Ordinary Shares on the Nasdaq Capital Market has exceeded $5.00 for 60 consecutive trading days. The warrants will be exercisable for a period of one year following the Exercise Date.  The Warrants will terminate on the earlier of (x) 5:00 p.m. (New York City time) on the last day of the exercise period or (y) 5:00 p.m. (New York City time) on the date falling five years after the date of issuance. The investors in the September 2024 offering were existing shareholders Heritage Assets SCSP, Ropemaker Nominees Limited, Carlo Calabria and Garth Ritchie.  Arqit director Manfredi Lefebvre d’Ovidio has shared investment and voting power over the shares held by Heritage Assets SCSP, Arqit director Stephen Chandler is on the investment committee of Notion Capital Managers LLP, which is the beneficial owner of the Arqit shares held by Ropemaker Nominees Limited, and Carlo Calabria and Garth Ritchie are both Arqit directors.

In the year ended September 30, 2024, Arqit Limited paid $295,930 (2023: $nil, 2022: $nil) to Notion Capital for professional services provided by Arqit CEO Andrew Leaver and Rob Soffel. Andrew Leaver is an Operating Partner at Notion Capital Managers LLP (“Notion”), which is the beneficial owner of the Arqit shares held by Ropemaker Nominees Limited.  Mr. Leaver is currently engaged as a secondee to Arqit from Notion through an agreement between Arqit and Notion Platform Ltd., an affiliate of Notion, pursuant to which Notion invoices a day rate for Mr. Leaver’s cash compensation. Mr. Leaver has also been granted Arqit restricted share units and options. He acts at the direction of Arqit’s board of directors, independently from Notion.

In the year ended September 30, 2024, Arqit Inc. paid $nil (2023: $100,000, 2022: $113,923) for the director services of Lt General VL Jamieson who was a director of AQI during the year ended September 30, 2023. All transactions were on an arm’s length basis.

In the year ended September 30, 2024, Arqit Inc. paid $nil (2023: $100,000, 2022: $100,575) for the director services of General S Wilson who was a director of AQI during the year ended September 30, 2023. All transactions were on an arm’s length basis.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2024

In the year ended September 30, 2024, Arqit Limited paid $nil (2023: $nil, 2022: $5,091) for the Company secretarial and accounting costs of Arqit PTE, a dormant Company owned 50% by D Williams and 50% by D Bestwick. All transactions were on an arm’s length basis.

On September 12, 2023, the Company completed a registered direct offering of its ordinary shares and warrants to purchase ordinary shares, in which Heritage Assets SCSP, Ropemaker Nominees Limited and Carlo Calabria purchased 317,407 ordinary shares, together with warrants to purchase up to 317,407 ordinary shares at a combined offering price of $0.78 per ordinary share and accompanying warrant. Company director Manfredi Lefebvre d’Ovidio has sole investment and voting power over the shares held by Heritage Assets SCSP, and Arqit director Stephen Chandler is on the investment committee of Notion Capital Managers LLP, which is the beneficial owner of the Company shares held by Ropemaker Nominees Limited, and Carlo Calabria is a director of the Company. The September 2023 Investor Warrants are currently exercisable at an exercise price of $0.78 per share.

In the year ended September 30, 2024, Arqit Limited paid $nil (2023: $nil, 2022: $1,751) to Notion Capital for professional services, a related party company of Board Director member and Audit Committee Chair Stephen Chandler. All related party transactions were on an arm’s length basis.

As at September 30, 2022, there was an amount owing of $6,574 relating to reimbursement- of an expense to D Williams, a director of the Group. This was fully repaid in October 2022.

There were no further related party transactions.