Form 20-F
period 2025-09-30
Arqit Quantum Inc.
filed 2025-12-09
CIK 1859690

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

September 30, 2025

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

●	15,291,767 Ordinary Shares, par value $0.0025 per share, as of September 30, 2025

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

“Business Combination Warrants” means Arqit’s 13,038,904 outstanding warrants that were assumed by Arqit in connection with the closing of the Business Combination and that are listed on Nasdaq under the symbol “ARQQW” and are currently exercisable. Each Business Combination Warrant can be exercised to purchase 0.04 of an ordinary share, and cannot be exercised for fractional shares, meaning that holders of Business Combination Warrants are required to exercise at least 25 Business Combination Warrants in order to receive one whole ordinary share at an aggregate exercise price of $287.50 per whole ordinary share.

“Cayman Companies Act” means the Companies Act (As Revised) of the Cayman Islands, as may be amended from time to time.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“EAR” means the Export Administration Regulations of the U.K. Export Control Act 2002, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“February 2023 Investor Warrants” means Arqit’s 300,002 outstanding warrants to purchase its ordinary shares at an exercise price of $50.00 per share, which became exercisable on February 22, 2023.

“February 2023 Placement Agent Warrants” means Arqit’s 22,001 outstanding warrants to purchase its ordinary shares at an exercise price of $62.50 per share, which became exercisable on February 22, 2023.

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

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“September 2023 Investor Warrants” means Arqit’s 317,408 outstanding warrants to purchase its ordinary shares at an exercise price of $19.50 per share, which became exercisable on September 12, 2023.

“September 2023 Placement Agent Warrants” means Arqit’s 28,207 outstanding warrants to purchase its ordinary shares at an exercise price of $24.37 per share, which became exercisable on September 12, 2023.

“September 2024 Investor Warrants” means Arqit’s 5,393,562 outstanding warrants to purchase its ordinary shares at an exercise price of $2.50 per share 4,673,562 of which became exercisable on September 30, 2025, and 720,000 of which became exercisable on October 9, 2025

“U.S. dollar” or “$” means the legal currency of the United States.

“warrants” means the Business Combination Warrants, the February 2023 Investor Warrants, the February 2023 Placement Agent Warrants, the September 2023 Investor Warrants, the September 2023 Placement Agent Warrants and the September 2024 Investor Warrants.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

This Annual Report contains our audited consolidated financial statements as of and for the periods ended September 30, 2025, 2024 and 2023 (our “audited consolidated financial statements”). The Company qualifies as a foreign private issuer as defined under Rule 405 under the Securities Act and prepares its financial statements denominated in U.S. dollars in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board (“IFRS”).

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS AND

RISK FACTOR SUMMARY

This Annual Report contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, the provisions of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements are subject to risks and uncertainties and include information about possible or assumed future results of the business, financial condition, results of operations, liquidity, plans and objectives of the Company. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements regarding the following matters are forward-looking by their nature:

●	that there will be significant market opportunities for the Company’s products as a result of an expected transformation in the cyber encryption industry over the next decade;
●	the global enterprise key-management/discovery market is projected to reach nearly US $7.74 billion by 2033;
●	the global confidential-computing market is forecasted to extent to about US $153.84 billion by 2030;
●	that new opportunities for growth in demand for the Company’s products are expected in government, defense, telecom and confidential computing markets;
●	that “public key infrastructure” will be vulnerable to quantum computer attack; and
●	a quantum computer at scale is expected to be able to break symmetric cryptography quickly.

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

Arqit has only just started to generate material revenues through the commercialization of its products. For the years ended September 30, 2023, 2024 and 2025, Arqit generated operating losses of $76.1 million, $68.0 million and $36.4 million respectively. Arqit intends to continue to invest and to increase investments in sales, marketing and product development, and believes that it will continue to incur operating and net losses until at least the time it is able to fully commercialize its products, but which may occur later than expected or not at all. There can be no assurance that Arqit’s products or its sales strategy will be commercially successful. Arqit’s potential profitability is dependent upon the successful development and commercial introduction and acceptance of its products, which may not occur. Because Arqit will incur the costs and expenses of commercializing its products before it receives any significant revenues with respect thereto, its losses in future periods may be significant. If Arqit is never able to achieve or sustain profitability, its results of operations could differ materially from its expectations and Arqit’s business, financial condition and results of operations could be materially adversely affected.

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

Arqit is in the early stages of commercializing its business, and in December 2022 began transitioning its distribution model from an enterprise license model to distribution through channel partners.  There can be no certainty over the pace and scale of revenue growth generated from such relationships, which might take longer than anticipated to generate material revenues.  In addition, Arqit is dependent upon maintaining its existing and increasing the number of channel partnerships in order to continue to develop its business and annual recurring revenues.  If revenues from channel partner relationships fail to develop, take longer than expected to develop, or Arqit fails to maintain existing or increase the number of its channel partnerships, the impact could adversely affect its business, financial condition, and results of operations.

Arqit will require additional capital to fund its operations, and if it is unable to obtain such capital, it will be unable to successfully continue to develop its business and commercialize its products.

As of September 30, 2025, Arqit had cash and cash equivalents of approximately $36.978 million. Although Arqit believes it has sufficient funds to fund its operations for the next twelve months as of the filing of this Annual Report on Form 20-F, it will require additional capital in order to successfully continue to develop its business and commercialize its products. There is no assurance that revenues from Arqit’s commercialization of its products will be sufficient to fund its operations in the future, or that additional funds will be available through other sources when required on terms that are acceptable to Arqit, or at all.  If Arqit is not able to access the capital required to fund its operations, its business, financial condition and results of operations could be materially adversely affected.

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

The success of its products and business depend in part on its ability to obtain patents and other intellectual property rights and maintain adequate legal protection for its products. As of the date of this Annual Report, Arqit had 28 granted patents and 17 pending patent in the UK. Arqit has also had patents issued in the U.S., European Union, Singapore, Japan, Korea and Canada. Arqit relies on a combination of patent, service mark, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect its proprietary rights, all of which provide only limited protection.

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

Arqit continually assesses the evolving privacy and data security regimes and implements measures that it believes are appropriate in response. Since these data security regimes are evolving, uncertain and complex, especially for a global business like Arqit’s, it may need to update or enhance its compliance measures as its products, markets and customer demands further develop, and these updates or enhancements may require implementation costs. In addition, Arqit may not be able to monitor and react to all developments in a timely manner and the compliance measures that it adopts may prove ineffective.

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

Many governments have enacted laws requiring companies to provide notice of data security incidents involving certain types of data, including personal data. In addition, most of Arqit’s customers contractually require Arqit to notify them of data security breaches. If an actual or perceived breach of security measures, unauthorized access to its system or the systems of the third-party vendors upon which Arqit relies, or any other cybersecurity threat occurs, Arqit may face direct or indirect liability, costs, or damages, contract termination, its reputation in the industry and with current and potential customers may be compromised, its ability to attract new customers could be negatively affected, and its business, financial condition, and results of operations could be materially and adversely affected.

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

Sales of a substantial number of Arqit’s ordinary shares in the public market by existing shareholders and the exercise of outstanding warrants may adversely affect the market price of Arqit ordinary shares.

Arqit has two effective resale registration statements on Form F-3. (File Nos. 333-259982 and 333-289939) the “Resale Registration Statements”) registering the resale by shareholders of a total of 16,231,816 ordinary shares, 6,266,667 Business Combination Warrants and 6,035,666 shares issuable upon exercise of Arqit outstanding warrants. The registration of these securities permits the public sale of such securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of Arqit ordinary shares.

Depending on the price, other securityholders may have paid significantly more for their securities than the securityholders whose shares and warrants registered for resale under the Resale Registration Statements. The sale of all or a portion of the shares or warrants registered for resale under the Resale Registration Statements could result in a significant decline in the public trading price of Arqit’s securities. Despite such a decline in the public trading price, some of the securityholders whose shares and warrants registered for resale under the Resale Registration Statements may still experience a positive rate of return on such securities due to the price at which they initially purchased the securities.

Such sales, or the perception that such sales could occur, could adversely affect the market price for Arqit’s securities and make it more difficult for shareholders to sell their holdings at times and prices that they determine are appropriate. Furthermore, Arqit expects that, because there are a large number of securities registered pursuant to the Resale Registration Statements, the securityholders whose securities are registered thereunder will continue to offer such securities covered thereby for a significant period of time, the precise duration of which cannot be predicted. Accordingly, the adverse market and price pressures resulting from sales under the Resale Registration Statements may continue for an extended period of time.

These sales, or the possibility that these sales may occur, also might make it more difficult for Arqit to sell equity securities in the future at a time and at a price that we deem appropriate.

In addition, the February 2023 Investor Warrants that are exercisable for 300,002 ordinary shares, the February 2023 Placement Agent Warrants that are exercisable for 22,001 ordinary shares, the September 2023 Investor Warrants that are exercisable for 317,408 ordinary shares, the September 2023 Placement Agent Warrants that are exercisable for 28,207 ordinary shares, and the September 2024 Investor Warrants that are exercisable for 5,393,562 ordinary shares, are all currently exercisable and the shares issuable upon exercise of these warrants have been registered under registration statements. The exercise of a significant number of warrants may have an adverse effect on the market price of Arqit’s ordinary shares.

Certain shareholders that own a significant percentage of Arqit may have interests that conflict with Arqit’s or yours in the future.

Two shareholders of Arqit beneficially own approximately 49.9% of the outstanding Arqit ordinary shares and currently exercisable warrants. See “Beneficial Ownership of Securities.” For so long as these shareholders continue to own a significant percentage of Arqit ordinary shares and warrants, they will be able to significantly influence or effectively control the composition of the Arqit board of directors and the approval of actions requiring shareholder approval through their voting power. Accordingly, for such period of time, these shareholders will have significant influence with respect to Arqit’s management, business plans and policies, including the appointment and removal of Arqit’s officers. In particular, for so long as these shareholders continue to own a significant percentage of the outstanding Arqit ordinary shares, they will be able to cause or prevent a change of control of Arqit or a change in the composition of Arqit’s board of directors and could preclude any unsolicited acquisition of Arqit. The concentration of ownership could deprive you of an opportunity to receive a premium for your Arqit ordinary shares as part of a sale of Arqit and ultimately might affect the market price of the Arqit ordinary shares.

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

The Sarbanes-Oxley Act requires, among other things, that Arqit maintains effective disclosure controls and procedures and internal control over financial reporting. In particular, Section 404 of the Sarbanes-Oxley Act requires Arqit to perform system and process evaluation and testing of its internal control over financial reporting to allow Arqit's management to report on the effectiveness of its internal control over financial reporting and to allow Arqit’s independent registered public accounting firm to attest to the effectiveness of such control (once Arqit becomes an accelerated filer). As an emerging growth company, Arqit’s management expects to avail itself of the exemption from the requirement that its independent registered public accounting firm attest to the effectiveness of its internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. See “— As an “emerging growth company,” Arqit cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make the Arqit ordinary shares less attractive to investors.” However, Arqit may no longer avail itself of this exemption when it ceases to be an emerging growth company which will occur at the latest on September 30, 2026, the last day of the fiscal year in which the fifth anniversary of Arqit’s Business Combination falls. At such time, Arqit’s independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which its internal control over financial reporting is documented, designed or operating.

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

Arqit is a foreign private issuer, as such term is defined in Rule 405 under the Securities Act, however, under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to Arqit on March 31, 2026.

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

For as long as Arqit remains an “emerging growth company” as defined in the JOBS Act, it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” Arqit may remain an “emerging growth company” until September 30, 2026 (the last day of the fiscal year in which the fifth anniversary of Arqit’s Business Combination falls) or until such earlier time that it has more than $1.235 billion in annual revenues, has more than $700 million in market value of Arqit’s ordinary shares held by non-affiliates, or issues more than $1.00 billion of non-convertible debt over a three-year period. Further, there is no guarantee that the exemptions available to Arqit under the JOBS Act will result in significant savings. To the extent Arqit’s management chooses not to use exemptions from various reporting requirements under the JOBS Act, Arqit will incur additional compliance costs, which may impact earnings.

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

4.B. BUSINESS OVERVIEW

Overview

Summary

Arqit is a leading provider of encryption analytics and encryption software, enabling organizations to protect data and communications against both today’s cyber threats and tomorrow’s risks posed by quantum computers. Arqit’s analytical and encryption solutions allow governments, militaries, communications network operators and enterprises to assess their cryptographic topography and implement quantum secure solutions to protect critical data and communications. Arqit is unique in that it has developed what it believes is the only symmetric key agreement encryption solution that is software based, globally scalable, able to secure any number of end points and that is provably quantum-safe. Arqit’s encryption solution is patented, its security proof has been independently validated by GCHQ Accredited Centre of Excellence in Cyber Security at the University of Surrey and PA Consulting, and it complies with leading security agency guidance for post-quantum cyber security preparedness, including the National Security Agency’s Commercial Solutions for Classified Symmetric Key Management Requirements Annex 3.0.

What does Arqit do - Detect, Protect, Comply

Arqit’s product portfolio offers a unique ability to detect and protect critical data and communications against threats caused by weak or antiquated encryption and helps customers migrate to security agency recommendation compliant post-quantum cryptography (PQC).

Detect - Encryption Intelligence

Understanding encryption inventory within an organization’s information and communication architectures is a critical first step in addressing the threat landscape today and in preparing for the quantum era. Arqit’s data-driven, risk advisory service, Encryption Intelligence, helps organizations gain a deep understanding of their encryption landscape with pinpoint precision. These insights, paired with tailored recommendations from Arqit’s security consultants, enable organizations to fortify their data security posture ahead of a quantum future. Arqit’s Encryption Intelligence product, software based network probes and analytical tools, enable organizations to detect cryptographic weaknesses across networks, IT and application infrastructure. Arqit and partner consultants utilize actionable insights to prepare remediation plans, including the fortification of systems which use public key infrastructure (PKI) vulnerable to the quantum threat.

Key benefits of Encryption Intelligence include:

◾	Visibility of application traffic providing insight as to where traffic is flowing and how it is currently protected;
◾	Identification of encryption weaknesses in enterprise infrastructure and applications to enable threat assessment;
◾	Provides organizations with actionable plans for migration to quantum-safe encryption across their network architecture; and
◾	Continuous monitoring and remediation of encryption risks aligned to national cybersecurity agency guidance.

Protect - SKA-Platform™ and  NetworkSecure™

Arqit’s SKA-Platform™ and NetworkSecure™ products deliver symmetric key cryptographic solutions which protect data and communications against both today’s cyber threats and tomorrow’s risks to encryption posed by quantum computers. Symmetric key cryptography is deemed to be highly secure against the computational threat posed by quantum computers, which put asymmetric cryptography, which is commonly used today, at risk. Asymmetric cryptography relies upon mathematics – the factorization of large prime numbers – to create encrypted connections. Today’s computers are not able to break asymmetric cryptography, but a quantum computer at scale is expected to be able to do so quickly. Conversely, symmetric key cryptography does not involve mathematics. Therefore, there is nothing for a quantum computer to reverse engineer in order to break the encrypted channel. Symmetric key cryptography is already utilized by leading government security and military organizations, and to a limited extent by enterprises.

SKA-Platform™, operating through lightweight software agents deployed on individual endpoints, manages a process for the dynamic creation of encryption keys, based upon predefined security and network policies. Arqit’s software development kits (SDKs), which enable deployment of the SKA-Platform™, can be integrated simply by application developers and system integrators to create customized applications that utilize active authentication based on zero trust principles and quantum-safe data encryption at the application layer. The SKA-Platform™ enables quantum-safe encrypted communication across networked devices. SKA-Platform™ is currently offered in two configurations:

◾	SKA Edge Controller (SKA-EC) provides a simple installation and swift deployment on hardware, core networks or cloud environments.
◾	SKA Central Controller (SKA-CC) can be provisioned in virtualized data center or cloud infrastructure to enable quantum-safe network communications across thousands of endpoints including mobile devices, uCPE and Private 5G base stations

NetworkSecure™ is a lightweight software application that strengthens VPN communications against both current forms of cybersecurity attacks and Store Now, Decrypt Later (SNDL) quantum attacks. SNDL attacks are attacks where encrypted data is harvested today and stored by adversaries with the intent to decrypt it in the future when quantum computers reach sufficient maturity.

NetworkSecure™ is available to integrate with various OEM firewalls, routers and edge platforms, including those from Juniper, Fortinet and Cisco, and open source VPN technologies such as StrongSwan.

Comply

The combination of Arqit’s Encryption Intelligence risk-advisory service and protection products enables organizations to understand their current compliance with leading security agency guidance regarding cyber-security defense posture, implement compliant security solutions and monitor compliance on a go-forward basis.

Cyber security guidance, focused on the future threat of quantum computers to today’s encryption, has been published by, but is not limited to, the U.S. White House in Executive Memoranda, by the U.S. National Security Agency, and the United Kingdom National Cyber Security Centre. Government, militaries and enterprises have been mandated or urged to begin the migration to post-quantum cyber security postures.

Arqit’s Encryption Intelligence risk advisory service maps an organization’s current cryptographic security topography against compliance with cyber security guidance from leading governmental agencies. Once an organization migrates its cyber security to a post-quantum posture, Encryption Intelligence allows organizations to continuously monitor compliance.

Arqit’s SKA-Platform™ and NetworkSecure™ are compliant with all current internet and communication network standards and all leading security agency cyber security guidance regarding post-quantum cyber security. Both products are also compliant with existing communications and security protocols, including AES-256, IPsec, TLS, and, importantly, solution architectures aligned with the National Security Agency’s Commercial Solutions for Classified Symmetric Key Management Requirements Annex 3.0.

Arqit’s End Markets

Arqit’s solutions are applicable to any organization seeking to understand its encryption landscape and migrate to quantum safe encryption. Arqit’s protection products are applicable to any network connected information or communications device. Arqit's current focus is on markets that it believes represent early movers on the path to post-quantum security and/or represent large potential revenue opportunities for the company:

◾	Enterprise PQC Migration: Enabled by our Enterprise Intelligence product, enterprise PQC migration is applicable across all sectors. Assessment and planning are a critical first step in post-quantum migration. Any organization seeking to begin migration to post-quantum cyber-security represents a customer opportunity for Arqit’s Encryption Intelligence risk advisory service.

◾	Telecommunications: Symmetric key encryption provides quantum security for telecom operators, securing customer data on fiber, optical and wireless networks. Telecom network operators are proving to be first movers in adopting post-quantum cyber-security postures. Arqit currently has contracts with telecom network operators, and has a number of telecom network operators in various stages of test and demonstration activity with Arqit’s protection products.

◾	Government and Defense: Arqit’s protection products can secure sensitive government and defense communications. Applications include battlefield command and control, secure communications, and confidential cloud workloads. Arqit’s first U.S. Department of War contract is in partnership with a large, leading U.S. IT vendor. In addition, Arqit’s largest license contract, a multi-year agreement, is through a major IT vendor partner in the Middle East with the end customer being several government agencies of a major Middle Eastern country. Arqit believes that the government and military markets currently represent its largest potential source of revenue.

◾	Confidential Computing: Arqit’s protection products ensure data sovereignty for cloud workloads. NetworkSecureTM and Arqit’s SKA solutions embedded on an Intel TDX enclave provide quantum-safe, end-to-end protection of workloads across distributed hosts. The solution has been demonstrated in partnership with an AI orchestration platform company to secure the workloads and movement of AI traffic. This is one example of confidential computing. Arqit believes confidential computing represents a significant future revenue opportunity that it is seeking to monetize.

Arqit’s Go-to-Market Strategy

Arqit primarily operates through channel partnerships in which its products are integrated with the product and services of leading IT hardware vendors, value-added solution resellers and system integrators. Arqit also selectively engages in direct sales.

Channel Partnerships: Integrating Arqit’s protection solutions into the products and services of leading network operators, hardware vendors and solution service providers is the most effective way for Arqit to go to market. The company benefits from the reputation, customer relationships and scale of its channel partners, including the breadth of potential end customer relationships. In addition, it benefits from the test and evaluation which channel partners have undertaken prior to integrating Arqit’s solutions, which is validating to prospective end customers. Arqit typically sells a license to its channel partners, allowing the channel partners to ingrate Arqit’s protection solutions into their products, which allows them to sell a differentiated and often premium product or service to end customers. It is a “B-2-B-2-B” business model. Examples of Arqit’s current channel partnerships include:

◾	Sparkle, an Italian tier one global fiber network operator, contracted with Arqit to integrate its symmetric key encryption into a Network as a Service (“NaaS”) offering to its customers. The offering allows Sparkle to sell a differentiated, forward thinking solution that protects its customers against current and future cyber threats while their data is in transit. In November 2025, Arqit and Sparkle won the NaaS Innovation Award at the Global NaaS event, a leading industry event for network operators, cloud and data center operators, cybersecurity and system integrators.
◾	Fabric, a subsidiary of Canadian telecom operator RSG, contracted with Arqit to integrate its symmetric key encryption into its network offering to its customers, primarily natural resource companies where data security is of high importance.
◾	For Arqit’s first U.S. Department of War contract, its symmetric key encryption solution was integrated into the product offering of one of the largest IT vendors to the U.S. government.
◾	Arqit’s largest channel partner contract is with a leading Middle-East IT service provider that sells into government organizations in the region, including large government ministries.

What Differentiates Arqit

◾	Holistic post-quantum solution: The combination of Arqit’s Encryption Intelligence risk-advisory service and its protection products, SKA-Platform™ and NetworkSecure™, enable organizations to detect, protect, and comply – migrating to a quantum-safe encryption posture across their network topography in compliance with security agency guidance against threats of today and tomorrow.

◾	Zero trust architecture: Arqit’s protection products utilize continuous authentication between end points which allows organizations to eliminate certificates from its cyber-security architectures. Certificates, which identify counter-parties (end points) in networking, have been proven insecure and offer an attack vector by spoofing. Zero trust architectures are recommended by leading security agencies in their cyber security guidance.

◾	Operational efficiency: Arqit’s protection products, SKA-Platform™ and NetworkSecure™, are lightweight, low-latency software agents, deployable across most IT and communications architectures including all layers of the Open Systems Interconnection(OSI) stack. This means Arqit’s solution products consume little energy, create little heat, consume little computing resources and do not materially degrade computational or communication speeds. In short, a network architecture gains significant cryptographic security enhancement at almost no operational cost.

◾	Standards compliant: As previously noted, Arqit’s Encryption Intelligence risk-analysis product will provide visibility into a customer’s compliance with recommended cyber security guidance from security agencies. In addition, Arqit’s security solutions are themselves compliant with existing communications and security protocols, including AES-256, IPsec, TLS, and solution architectures aligned with the National Security Agency’s Commercial Solutions for Classified Symmetric Key Management Requirements Annex 3.0. They are also compliant with security agency recommendations for post-quantum cryptographic security posture.

◾	Commercially available today: Arqit’s risk-analysis product, Encryption Intelligence, and protection products, SKA-Platform™ and NetworkSecure™, are commercially available and in use by customers today. Availability enables organizations to migrate to a post-quantum encryption posture today.

Competitive Positioning

Arqit’s encryption solutions are unique as they are the only globally scalable, patented symmetric key agreement encryption solution that is independently validated and compliant with leading security agency post-quantum cyber security guidance, including National

Security Agency’s Commercial Solutions for Classified Symmetric Key Management Requirements Annex 3.0. Competing alternatives include:

◾	Post-quantum algorithms (PQA): The next evolution of today’s existing public key encryption, PQAs are based on the same fundamental mathematical principles as today’s encryption which is at risk from quantum computers. The efficacy of PQAs in the face of a quantum computer remains in question as many proposed PQAs have been broken by today’s classical computers. There is no global consensus on which PQAs may be adopted; PQA migration and code library integration into globally deployed legacy systems across the globe will take years, potentially decades.

◾	Quantum key distribution (QKD): The technology involves the distribution of encryption keys in the photonic state. It is provably secure. However, its efficacy is limited in scope by high-cost infrastructure, fragility of deployment options and degradation of quantum keys over limited distance within a network. There are use cases where quantum keys represent a viable and secure alternative but they are limited in comparison to Arqit’s globally scalable solution and low cost of implementation.

Factors Expected to Drive Growth in Fiscal Year 2026

◾	Increased global focus on quantum-safe architectures is being driven by security agency mandates or recommendations for government and enterprises to migrate to a post-quantum cyber security posture.

◾	The government, defense, telecom, and confidential computing markets are key markets which are aware of the need for enhanced data and communication security and are increasing the pace of migration. Arqit has seen increased engagement from each of these markets and expects that to result in increasing tests and demonstration activity and ultimately more revenue licenses.

◾	Greater integration with the products and services of existing channel partners and adding new channel partners will be critical in driving additional revenue opportunities. For example, Arqit has announced multiple lines of activity in partnership with Intel. The company expects to announce additional product or service offerings through existing partners in fiscal year 2026 as well as new partners.

◾	End market growth forecasts suggest growing demand:
●	The global enterprise key-management/discovery market was valued at approximately US $2.40 billion in 2024 and is projected to reach nearly US $7.74 billion by 20331.
●	The global sovereign cloud market has been estimated to be in the tens of billions of dollars (with varied estimates depending on definition) and continues to accelerate as regulatory mandates and data-sovereignty pressures grow2..
●	The global confidential-computing market was estimated at approximately US $5.46 billion in 2023, with forecasts extending to about US $153.84 billion by 20303.

1. IMARC Group, “Enterprise Key Management Market Size, Share, Trends and Forecast (2024-2033)”

2. Grand View Research, “Sovereign Cloud Market Size, Share & Industry Analysis”

3. Grand View Research, “Confidential Computing Market Size & Share Report, 2030”

Collaborations, awards and acquisitions in fiscal year 2025

◾	In August 2025, Arqit joined the 2025 cohort of Tomorrow Street’s Scaleup X program. Tomorrow Street is Vodafone’s innovation center based in Luxembourg which connects high-growth technology companies with partners and customers worldwide. The collaboration provides Arqit with access to Tomorrow Street’s global network.
◾	In June 2025, Arqit was selected as a member of the newly established Oracle Defense Ecosystem, a first-of-its-kind global initiative to redefine the delivery of defense and government technology innovation, at the Oracle Defense Tech Summit. The ecosystem brings together members of the global defense community, as well as Oracle experts and partners to explore how innovative and emerging technologies can drive modernization and address critical challenges in a dynamic and uncertain global security landscape.
◾	In May 2025, Arqit won the Endpoint Security Solution Award at this year’s Computing (UK) Security Excellence Awards. The award recognizes Arqit’s success in delivering strong, scalable encryption without disrupting end-user experience or the requirement to upgrade hardware.

◾	In May 2025, Arqit announced the acquisition of Ampliphae’s product portfolio IP and innovations team. The Ampliphae product portfolio and team specializes in encryption risk advisory and AI analytics. The acquisition brings together Ampliphae’s industry-leading Encryption Intelligence products with Arqit’s quantum-encryption technology and global reach, delivering a comprehensive proposition to identify and mitigate cyber risk exposure from both current and quantum threats.

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

As of the date of this Annual Report, Arqit has 28 granted patents and 17 pending patents in the UK. Arqit has also had patents issued in the U.S., European Union, Singapore, Japan, Korea and Canada. Arqit also pursues global registration of its domain names and products and services trademarks.

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

Anti-Bribery, Anti-Corruption and Sanctions Laws and Regulations

Arqit’s operations are subject to anti-bribery and anti-corruption laws and regulations, including the Foreign Corrupt Practices Act and the UK Bribery Act, and economic and trade sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Treasury, the U.S. Department of State and the European Union. These statutes inter alia generally prohibit providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. Arqit may deal with both governments and state-owned business enterprises, the employees of which are considered foreign officials for purposes of these laws.

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

Other Regulations

In addition, Arqit is subject to laws and regulations relating to antitrust, competition, intellectual property and other matters. Arqit has implemented internal controls designed to minimize and detect potential violations of laws and regulations in a timely manner but can provide no assurance that such policies and procedures will be followed at all times or will effectively detect and prevent violations of the applicable laws by one or more of its employees, consultants, agents, or partners.

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

5.A OPERATING RESULTS

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

Overview

Arqit is a leading provider of encryption analytics and encryption software, enabling organizations to protect data and communications against both today’s cyber threats and tomorrow’s risks posed by quantum computers. Arqit’s analytical and encryption solutions allow governments, militaries, communications network operators and enterprises to assess their cryptographic topography and implement quantum secure solutions to protect critical data and communications. Arqit is unique in that it has developed what it believes is the only symmetric key agreement encryption solution that is software based, globally scalable, able to secure any number of end points and that is provably quantum-safe. Arqit’s encryption solution is patented, its security proof has been independently validated by GCHQ Accredited Centre of Excellence in Cyber Security at the University of Surrey and PA Consulting, and it complies with leading security agency guidance for post-quantum cyber security preparedness, including the National Security Agency’s Commercial Solutions for Classified Symmetric Key Management Requirements Annex 3.0

Key Factors Affecting Operating Results

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

In connection with this update, Arqit was planning to sell or otherwise monetize its quantum satellite currently under construction.  During the fiscal year ended September 30, 2023, Arqit reclassified its satellite assets from “intangible assets” to “assets classified as held for sale”, in connection with which it recognised an impairment loss of $17.6 million. During the fiscal year ended September 30, 2024, Arqit determined that its satellite assets were no longer considered to be “held for sale” given it was unsuccessful in its efforts to identify a buyer for the satellite division and/or related IP. As a result, the satellite assets were fully impaired, and an impairment loss was recognized as part of “profit/(loss) from discontinued operations, net of tax” for the fiscal year ended September 30, 2024. Arqit remains open to discussions regarding disposal of the satellite assets in order to potentially recover some proceeds in a future period.  Income and expenses from Arqit’s satellite construction contracts with the European Space Agency and QinetiQ Space NV during the years ended September 30, 2022, 2023 and 2024 were recognised by Arqit as part of “profit/(loss) from discontinued operations, net of tax” in its statement of comprehensive income.  In September 2024, Arqit novated its satellite construction contracts to a third party, and therefore those contracts will not result in generation of income or expenses in future periods.

Share-Based Payment Charge Restatement

During the year ended September 30, 2025, an error was identified in the application of IFRS 2 Share-based Payment relating to the recognition and measurement of the share-based payment expense for Restricted Stock Units (RSUs). This resulted in an understatement of share based payment expense in profit or loss and an understatement of equity in prior periods. In accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, the error has been corrected retrospectively. The correction is an accounting restatement and non-cash in nature, accordingly, there is no impact on the Arqit’s cash position arising from this correction. See Note 21 to the audited consolidated financial statements for additional detail.

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

Other income

Other income for the period under review related to income from the sale of property, plant and equipment in the fiscal year ended September 30, 2023, IFRS 16 gain as a result of Arqit’s termination of its UK office lease in the fiscal year ended September 30, 2024, and a gain recognized on extinguishment of a liability in exchange for cash and shares in the fiscal year ended September 30, 2025. The gain recognized in other income for extinguishment of liability is the difference between the liability, the cash consideration and the fair value of the shares issued at settlement date.

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

Impairment Loss on Intangible Assets

Intangible assets with a definite useful life within continuing operations are tested for impairment when an indication for impairment is identified, and any impairment is recognised as “impairment loss on intangible assets”.   During the year ended September 30, 2024, Arqit impaired development costs related to its digital bills of exchange intangibles in connection with the discontinuation of the TradeSecure product resulting in impairment losses of $2.032 million for the year ended September 30, 2024. Arqit discontinued the satellite division during the prior year and as a result reclassified $17.6 million of impairment loss related to its satellite assets for the year ended September 30, 2023 from “impairment loss on intangible assets” to “profit/(loss) from discontinued operations, net of tax” during the year ended September 30, 2024.  The company has no intangible assets with an indefinite useful life.

Impairment Loss on Trade Receivables and Contract Assets

Impairment loss on trade receivables and contract assets relates to trade debtors assessed as unrecoverable and written off as bad debt. Arqit discontinued the satellite division during the year and as a result reclassified $12.3 million of impairment loss related to a provision for amounts owed to Arqit by Virgin Orbit Inc, which filed for bankruptcy in the U.S., for the year ended September 30, 2023, from “impairment loss on trade receivables and contract assets” to “profit/(loss) from discontinued operations, net of tax” during the year ended September 30, 2024

Change in Fair Value of Warrants

Arqit’s Business Combination Warrants are classified as financial liabilities at fair value, and the change in the fair value of the warrants is reflected in Arqit’s consolidated statement of comprehensive income. A valuation of the warrants was performed as of each period end, and the difference between the two valuations is non-cash profit or loss that is reflected in Arqit’s consolidated statement of comprehensive income.

Finance Costs

Finance costs relate to interest costs on agreements subject to accounting recognition and measurement in accordance with IFRS 16 (Leases).

Finance Income

Finance income is related to bank interest income from Arqit’s deposits of cash and cash equivalents.

Income tax

During the year ended September 30, 2024, Arqit recognised an income tax credit under the Research and Development Expenditure Credit (RDEC) program, which incentivizes research and development activities that are directed and overseen from the U.K., resulting in advancements in knowledge or technology.

Profit/(Loss) from Discontinued Operations, Net of Tax

Profit/(Loss) from discontinued operations, net of tax is the profit and loss from impaired and discontinued assets.

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

In periods prior to the fiscal year ended September 30, 2023, Arqit reported income from its agreement with the European Space Agency (“ESA”) for the partial funding of the construction of its satellites as “other operating income” as a component of “operating profit/(loss)”.  During the fiscal year ended September 30, 2023, however, Arqit reclassified its satellite assets from “intangible assets” to “assets classified as held for sale”, and therefore income from the ESA agreement for the fiscal year ended September 30, 2023 and prior periods was reclassified by Arqit as a component of “profit/(loss) profit on discontinued operations, net of tax” in its statement of comprehensive income.

During the year ended September 30, 2023, Arqit incurred impairment loss on trade receivables and contract assets as a result of impairment recognized in connection with a provision for amounts owed to Arqit by Virgin Orbit Inc, which has filed for bankruptcy in the U.S. These amounts have been reclassified from “impairment loss on trade receivables and contract assets” to profit/(loss) from discontinued operations, net of tax” following the discontinuation of the satellite division during the year ended September 30, 2024. The resolution of accounts associated with the bankruptcy remain on-going. Recovery of amounts claimed or owed, if any, is not likely to occur until calendar year 2025.

Impairment loss on trade receivables and contract assets and intangible assets in fiscal year ended September 30, 2023 related to the satellite division have been reclassified from continuing operations to “loss from discontinued operations, net of tax”.

Results of Operations

Comparison of the Years Ended September 30, 2025 and 2024

The following table presents Arqit’s historic operating results:

	Year ended	Year ended
	September 30, 2025	September 30, 2024	Variance
	$'000	$'000	$'000%
		As restated
Revenue	530	293	237	81%
Other income	1,628	392	1,236	315%
Administrative expenses	(34,697)	(25,414)	(9,283)	37%
Exceptional item	(6,000)	—	(6,000)	100%
Impairment loss on intangible assets	—	(2,032)	2,032	100%
Impairment loss on trade receivables and contract assets	—	(166)	166	100%
Operating (loss)/profit	(38,539)	(26,927)	(11,612)	43%
Change in fair value of warrants	(261)	6	(267)	(4,446)%
Finance costs	(48)	(223)	175	(78)%
Finance income	1,232	930	302	32%
Profit/(loss) before tax	(37,616)	(26,214)	(11,402)	43%
Income tax	2,186	—	2,186	100%
(Profit/(loss) from continuing operations	(35,430)	(26,214)	(9,216)	35%
(Loss)/profit from discontinued operations	87	(30,604)	30,691	(100)%
Profit/(loss) for the financial year	(35,343)	(56,818)	21,475	(38)%

Revenue

Revenue increased by $0.237 million from $0.293 million for the year ended September 30, 2024 to $0.530 million for the year ended September 30, 2025 due to commencement of revenue recognition on operational contracts.

Other income

Other income increased by $1.236 million for the year ended September 30, 2025 from $0.392 million for the year ended September 30, 2024. Other income for the fiscal year ended September 30, 2025 mainly related to a gain recognized on extinguishment of a $4.0 million payable for services rendered by Deutsche Bank, which was settled by a cash payment and the issue of shares. Other income for the fiscal year ended September 30, 2024 related to IFRS 16 gain as a result of Arqit’s termination of its UK office lease.

Administrative Expenses

The following table summarizes Arqit’s administrative expenses for the periods presented:

	Year ended	Year ended
	September 30, 2025	September 30, 2024	Variance
	$'000	$'000	$'000%
		As restated
Staff costs	18,079	19,775	(1,696)	(9)%
Capitalisation of staff costs	(502)	(511)	9	(2)%
Professional fees	5,983	5,935	48	1%
Property costs	330	1,884	(1,554)	(82)%
Share based compensation	5,604	601	5,003	832%
Depreciation	417	3,188	(2,771)	(87)%
Amortisation of intangible assets	343	375	(32)	(9)%
Foreign exchange	(1,004)	(12,248)	11,244	(92)%
Other administrative costs	5,447	6,415	(968)	(15)%
	34,697	25,414	9,283	37%

Total administrative expenses have increased by $9.284 million from $25.414 million for the year ended September 30, 2024 to $34.698 million for the year ended September 30, 2025. The increase was primarily due to the reduction in the foreign exchange gain which was influenced by the strengthening of British pounds sterling against U.S dollars. Administrative expense for the fiscal year ended September 30, 2024 also included a $1.636 million non-cash credit for share-based compensation.

Exceptional item

The exceptional item relates to a provision for a legal settlement pertaining to the putative class action lawsuit filed against Arqit and certain of Arqit's directors in the United States District Court for the Eastern District of New York. On October 20, 2025, a term sheet was executed that would settle the Federal Action, pending documentation and settlement and approval by the Court.

Impairment loss on intangible assets

Impairment loss on intangible assets of $2.032 million for the year ended September 30, 2024 related to the impairment of development costs for Arqit’s digital bills of exchange intangibles, which was discontinued during the year in connection with the discontinuation of the TradeSecure product.  No impairment loss on intangible assets was recognized for the year ended September 30, 2025 with respect to continuing operations.

Impairment Loss on Trade Receivables and Contract Assets

Arqit incurred impairment loss on trade receivables and contract assets of $0.166 million for the year ended September 30, 2024 as a result of impairment recognised in connection with an unrecoverable customer balance.  No impairment loss on trade receivables and contract assets was recognized for the year ended September 30, 2025 with respect to continuing operations.

Change in Fair Value of Warrants

The change in fair value of Business Combination Warrants represents the difference in valuation of Arqit’s warrants as of September 30, 2025, compared with the valuation as of September 30, 2024, which was non-cash profit of $0.0261 million for the year ended September 30, 2025, compared with a non-cash profit of $0.006 million for the year ended September 30, 2024.

Finance Costs

Finance costs decreased by $0.175 million from $0.223 million for the year ended September 30, 2024 to $0.048 million for the year ended September 30, 2025. The decrease was due to expiration of IT equipment leases in the year, resulting in lower finance costs.

Finance Income

Finance income increased to $1.232 million for the year ended September 30, 2025, from $0.930 million for the year ended September 30, 2024 mainly due to increased interest income as a result of higher cash balances for the year ended September 30, 2025 compared to 2024.

Income tax

There was an income tax credit of $2.186 million from Arqit’s participation in the Research and Development Expenditure Credit (RDEC) program for the year ended September 30, 2025, compared with $nil income tax for the year ended September 30, 2024.

Profit/(Loss) from Discontinued Operations, Net of Tax

Loss from discontinued operations decreased by $30.691 million from $30,604 million for the year ended September 30, 2024 to $0.087 million for the year ended September 30, 2025. During the fiscal year ended September 30, 2024, Arqit determined that its satellite assets were no longer considered as “held for sale”. As a result, the satellite assets have were fully impaired, and an impairment loss was recognized as part of “loss from discontinued operations, net of tax” for the fiscal year ended September 30, 2024.

Comparison of the Years Ended September 30, 2024 and 2023

The following table presents Arqit’s historic operating results:

	Year ended	Year ended
	September 30, 2024	September 30, 2023	Variance
	$'000	$'000	$'000%
	As restated	As restated
Revenue	293	640	(347)	(54)%
Other income	392	53	339	100%
Administrative expenses	(25,414)	(59,335)	33,921	(57)%
Impairment loss on intangible assets	(2,032)	—	(2,032)	100%
Impairment loss on trade receivables and contract assets	(166)	—	(166)	100%
Operating (loss)/profit	(26,927)	(58,642)	31,715	(54)%
Change in fair value of warrants	6	10,638	(10,632)	(100)%
Finance costs	(223)	(284)	61	(21)%
Finance income	930	41	889	100%
Profit/(loss) before tax	(26,214)	(48,247)	22,033	(46)%
Income tax	—	141	(141)	100%
Profit/(loss) from continuing operations	(26,214)	(48,106)	21,892	(46)
Profit from discontinued operations	(30,604)	(26,421)	(4,183)	16%
Profit/(loss) for the financial year	(56,818)	(74,527)	17,709	(24)%

Revenue

Revenue decreased by $0.347 million from $0.640 million for the year ended September 30, 2023 to $0.293 million for the year ended September 30, 2024. The decrease was due to no significant perpetual enterprise licenses sold in the year ended September 30, 2024, compared with the sale of two perpetual enterprise licenses with high upfront revenue sold in the year ended September 30, 2023, which represented a significant portion of revenue during that period.

Other income

Other income increased by $0.339 million for the year ended September 30, 2024 from $0.053 million for the year ended September 30, 2023. Other income relates to the sale of property, plant and equipment and IFRS 16 gain as a result of Arqit’s termination of its UK office lease.

Administrative Expenses

The following table summarizes Arqit’s administrative expenses for the periods presented:

	Year ended	Year ended
	September 30, 2024	September 30, 2023	Variance
	$'000	$'000	$'000%
	As restated	As restated
Staff costs	19,775	24,187	(4,412)	(18)%
Capitalisation of staff costs	(511)	(1,956)	1,445	(74)%
Professional fees	5,935	12,415	(6,480)	(52)%
Property costs	1,884	2,289	(405)	(18)%
Share based compensation	601	18,252	(17,651)	(97)%
Depreciation	3,188	2,543	645	2,338%
Amortisation of intangible assets	375	91	284	100%
Foreign exchange	(12,248)	(8,764)	(3,484)	40%
Other administrative costs	6,415	10,278	(3,863)	(39)%
	25,414	59,335	(33,921)	(57)%

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

Change in Fair Value of Warrants

The change in fair value of Business Combination Warrants represents the difference in valuation of Arqit’s warrants as of September 30, 2024, compared with the valuation as of September 30, 2023, which was non-cash profit of $10.638 million for the year ended September 30, 2023, compared with a non-cash profit of $0.006 million for the year ended September 30, 2024.

Finance Costs

Finance costs decreased by $0.061 million from $0.284 million for the year ended September 30, 2023 to $0.223 million for the year ended September 30, 2024. The decrease was due to a termination of the lease for the U.K. office in the year resulting in lower finance costs.

Finance Income

Finance income increased to $0.930 million for the year ended September 30, 2024 from $0.041 million for the year ended September 30, 2023 mainly due to increased interest income as a result of higher cash balances for the year ended September 30, 2024 compared to 2023.

Profit/(Loss) from Discontinued Operations, Net of Tax

Loss from discontinued operations increased by $4.183 million from $26.421 million for the year ended September 30, 2023 to $30.604 million for the year ended September 30, 2024. During the fiscal year ended September 30, 2024, Arqit determined that its satellite assets were no longer considered as “held for sale”. As a result, the satellite assets have been fully impaired, and an impairment loss was recognized as part of “loss from discontinued operations, net of tax” for the fiscal year ended September 30, 2024.
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

In the period under review, Arqit has funded its operations, capital expenditure and working capital requirements through public offerings of its securities including proceeds from (1) sales of ordinary shares under its prior and current ATM Program (as defined below) and (2) sales of ordinary shares in a registered direct offerings in February 2023, September 2023 and September 2024. Historically, Arqit also funded its operations from the completion of its Business Combination in September 2021, capital contributions, loans and borrowings from certain venture investors and grants from the UK government’s Future Fund, including convertible loan notes that were converted into ordinary shares in connection with the Business Combination. Arqit’s primary uses of liquidity in the period under review have been working capital requirements as it continues to increase commercialization of its products.

In January 2025, Arqit filed a registration statement on Form F-3 in order to establish an at-the-market equity offering program (the “ATM Program”) pursuant to which it may issue and sell ordinary shares with an aggregate offering price of up to $75.0 million which replaces its prior at-the-market equity offering program. Arqit has no obligation to sell any such shares under its ATM Program. Actual sales will depend on a variety of factors to be determined by the Group from time to time, including, among others, whether additional capital is required, market conditions, the trading price of Arqit’s ordinary shares, determination of the appropriate sources of funding for the Group, and potential uses of available funding. Arqit intends to use the net proceeds from the offering of such shares, if any, for general corporate purposes. In the year ended September 30, 2025, Arqit issued 1,959,420 shares under the ATM Program, generating proceeds to the Company before fees and expenses of approximately $37.180 million. In the previous year ended September 30, 2024, Arqit issued 48,803 shares under the prior at-the-market equity offering program, generating proceeds to the Company before fees and expenses of approximately $0.467 million.

In February 2023, Arqit completed a registered direct offering in which it sold 400,000 ordinary shares, together with warrants to purchase 300,000 ordinary shares (the “February 2023 Investor Warrants”) at a combined purchase price of $2.00 per share and accompanying warrant, generating proceeds to the Company before fees and expenses of approximately $20.0 million. Following the Reverse Share Split, there are 300,002 February 2023 Investor Warrants outstanding with an exercise price of $50.00 per share, which are currently exercisable and will expire on February 22, 2028. In addition, in connection with the February 2023 registered direct offering Arqit issued warrants to purchase ordinary shares (the “February 2023 Placement Agent Warrants”) to H.C. Wainwright & Co., LLC or its designees. Following the Reverse Share Split, there are 22,001 February 2023 Placement Agent Warrants  outstanding with an exercise price of $62.50 per share, which are currently exercisable and will expire on February 22, 2028.

In September 2023, Arqit completed a registered direct offering in which it sold 830,227 ordinary shares, together with warrants to purchase 830,227 ordinary shares (the “September 2023 Investor Warrants”) at a combined purchase price of $0.78 per share and accompanying warrant, generating proceeds to the Company before fees and expenses of approximately $16.2 million. Following the Reverse Share Split and taking into account warrant exercises, there are 317,408 September 2023 Investor Warrants outstanding with an exercise price of $19.50 per share, which are currently exercisable and will expire on September 12, 2028. In addition, in connection with the September 2023 registered direct offering Arqit issued warrants to purchase 28,205 ordinary shares (the “September 2023 Placement Agent Warrants”) to H.C. Wainwright & Co., LLC or its designees. Following the Reverse Share Split, there are 28,207 September 2023 Placement Agent Warrants outstanding with an exercise price of $24.735 per share, which are currently exercisable and will expire on September 8, 2028. The September 2023 registered direct offering included the sale of 317,407 ordinary shares, together with September 2023 Investor Warrants to purchase 317,407 ordinary shares at a combined offering price of $0.78 per ordinary share and accompanying warrant to existing shareholders Heritage Assets SCSP, Ropemaker Nominees Limited and Carlo Calabria. Arqit director Manfredi Lefebvre d’Ovidio has sole investment and voting power over the shares held by Heritage Assets SCSP, and Arqit director Stephen Chandler is on the investment committee of Notion Capital Managers LLP, which is the beneficial owner of the Company shares held by Ropemaker Nominees Limited, and Carlo Calabria is an Arqit director. See “Item 7.B. Related Party Transactions.”

In September 2024, Arqit entered into a registered direct offering in which it sold 5,440,000 ordinary shares at an offering price of $2.50 per share. In a concurrent private placement, Arqit issued unregistered warrants to purchase up to 5,440,000 shares (the "September 2024 Investor Warrants") at an exercise price of $2.50 per share, 4,673,562 of which became exercisable on September 30, 2025 and remain outstanding, and 720,000 of which became exercisable on October 9, 2025 and remain outstanding (in each case, the “Exercise Date”). The warrants will be exercisable for a period of one year following the Exercise Date. The Warrants will terminate at 5:00 p.m. (New York City time) on the last day of the exercise period. The investors in the September 2024 offering were existing shareholders Heritage Assets SCSP, Ropemaker Nominees Limited, Carlo Calabria and Garth Ritchie.  Arqit director Manfredi Lefebvre d’Ovidio has shared investment and voting power over the shares held by Heritage Assets SCSP, Arqit director Stephen Chandler is on the investment committee of Notion Capital Managers LLP, which is the beneficial owner of the Arqit shares held by Ropemaker Nominees Limited, and Carlo Calabria and Garth Ritchie are both Arqit directors. The shares issuable upon exercise of the September 2024 Investor Warrants, and the resale thereof, have been registered under a registration statement on Form F-3 (file no. 333-289939). See “Item 7.B. Related Party Transactions.”

Cash Flows Summary

The following table shows a summary of Arqit’s cash flows for the years ended September 30, 2025 and 2024 and 2023.

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2025	2024	2023
Net cash generated from/(used in):	$'000	$'000	$'000
Operating activities	(29,553)	(34,126)	(32,825)
Investing activities	683	(2,398)	(16,082)
Financing activities	47,134	11,188	44,853
Net increase/(decrease) in cash and cash equivalents	18,264	(25,336)	(4,054)

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

During the year ended September 30, 2025, cash used in operating activities was $29.553 million. The primary factors affecting operating cash flows during the period were a net loss of $35.343 million and adjustments for non-cash items of $5.604 million.

During the year ended September 30, 2024 cash used in operating activities was $34.126 million. The primary factors affecting operating cash flows during the period were a net loss of $56.819 million and adjustments for non-cash items of $24.167 million.

During the year ended September 30, 2023 cash used in operating activities was $32.825 million. The primary factors affecting operating cash flows during the period were a net loss of $74.527 million and adjustments for non-cash items of $51.961 million.

Arqit’s non-cash items primarily consist of fair value movement on warrant valuation, share-based charges, provisions and depreciation, while movements in working capital are primarily driven by changes in trade and other payables.

Cash Flows from/(Used in) Investing Activities

Net cash from investing activities was $0.683 million for the year ended September 30, 2025, compared with $2.398 million used in investing activities for the year ended September 30, 2024 and $16.082 million used in investing activities for the year ended September 30, 2023. The decrease in cash used in investing activities between 2023 and 2024 was as a result of lower costs incurred in the development of intangible fixed assets and the cash flows from investing activities in 2025 were derived from interest income received on money market placements.

Cash Flows Generated from Financing Activities

Net cash generated from financing activities was $47.134 million for the year ended September 30, 2025, compared with $11.188 million for the year ended September 30, 2024 and $44.853 million for the year ended September 30, 2023. Net cash provided by financing activities for the year ended September 30, 2025, was primarily related to proceeds from the Company’s issuance of shares under its ATM Program and warrants exercised. Net cash provided by financing activities for the year ended September 30, 2024 was primarily related to proceeds from the Company’s issuance of shares under its ATM Program and a registered direct offering of shares and concurrent private placement of warrants in September 2024. Net cash provided by financing activities for the year ended September 30, 2023, was primarily related to proceeds from the Company’s issuance of shares under its ATM Program and registered direct offerings in February 2023 and September 2023.

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

For the periods ended September 30, 2025, 2024 and 2023, there were no research costs reflected in the statement of comprehensive income. This is primarily due to the research phase being deemed as complete in 2018. For all periods presented, eligible costs have been treated as development costs and capitalized. As described in the “Risk Factors” section and elsewhere in this Annual Reports, government regulations and policies can make developing or marketing our technologies expensive or uncertain due to various restrictions. See “Item 3. Key Information—3.D. Risk Factors” and “Item 4. Information on the Company—4.B. Business Overview—Government Regulation.” For further information on our research and development policies and additional product information, see “Item 4. Information on the Company— 4.B. Business Overview.”

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

Capitalization of Development Costs

Arqit capitalizes costs for product development projects. Initial capitalization of costs is based on management’s judgement that technological and economic feasibility is confirmed, usually when a product development project has reached a defined milestone according to an established project management model, and all other recognition criteria within IAS 38 can be demonstrated. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation of the project, discount rates to be applied and the expected period of benefits. At September 30, 2025, the carrying amount of capitalized development costs were $2,112 million, compared with $1,939 million at September 30, 2024 and $3,414 million  at September 30, 2023.

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

Name	Age	Position
Andrew Leaver	58	Chief Executive Officer and Executive Director
Manfredi Lefebvre d’Ovidio	71	Senior Independent Director
Carlo Calabria	65	Director
Stephen Chandler	56	Director
Garth Ritchie	57	Director
Nicola Barbiero	39	Director
Nick Pointon	55	Chief Financial Officer
Paul Feenan	52	Chief Revenue Officer
Ben Wilder	37	Chief Operating Officer
Patrick Willcocks	57	General Counsel and Corporate Secretary

Andrew Leaver is the Chief Executive Officer and a member of the board of directors of Arqit. Prior to becoming the Chief Executive Officer in September 2024, Mr. Leaver was the acting Chief Operating Officer of Arqit from July 2024 to September 2024. Mr. Leaver has been employed by Notion Capital, a venture capital firm focused on Cloud Computing and Software-as-a-Service, since February 2020 as an Operating Partner. From July 2016 to December 2019, Mr. Leaver was a Partner at Crane Venture Partners. Mr. Leaver began his career at GE, where he managed their eCommerce activities, followed by executive international and global leadership positions with consecutive IPO’s at Ariba (2000-2007), SuccessFactors (2007-2009), Bazaarvoice (2009-2011), Workday (2011-2014) and Hortonworks (2014-2017). Mr. Leaver received bachelor’s and master’s degrees in microelectronic systems engineering from the University of Manchester.

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

Nick Pointon is the Chief Financial Officer of Arqit. Prior to joining Arqit, from 2017 to 2021 Mr. Pointon was the Group CFO of Privitar, a venture capital-funded data privacy company, and from 2011 to 2016 was the Vice President of Finance at King Digital Entertainment plc, which listed on the NYSE prior to being bought by Activision Blizzard, Inc. Mr. Pointon has experience acting as Financial Controller in a number of private and public telecoms and technology businesses. Mr. Pointon holds an LLB in Law from Kings College London and trained as a Chartered Accountant with Moore Stephens before moving to KPMG for two years’ post-qualification experience.

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

Ben Wilder is the Chief Operating Officer of Arqit. Prior to becoming the Chief Operating Officer in November 2025, Mr. Wilder was the Vice President of Operations of Arqit from September 2024 to November 2025. Before joining Arqit, from 2020 to 2024 Mr. Wilder was Director of Revenue Operations and Business Intelligence at Paddle, a venture capital-funded merchant-of-record, and from 2018 to 2020 Mr. Wilder held senior leadership roles at Currency cloud, prior to its sale to Visa. Mr. Wilder also has previous experience in commercial strategy, business operations, and change management in several high-growth Series A/B start-ups. Mr. Wilder received a Bachelor of Arts with Honours degree in history from University College London.

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

6.B. COMPENSATION

Historical Executive Officer and Director Compensation

The aggregate cash compensation paid by Arqit and its subsidiaries to its executive officers and directors for the year ending September 30, 2025, was $1.707 million. (2024: $2.789 million, 2023: $3,056 million). This amount includes $0.072 million (2024: $0.108 million, 2023: $0.122 million), set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

As of September 30, 2025, 50,666 share options to purchase ordinary shares and 311,657 RSUs had been granted to Arqit’s executive officers and directors.  During the year ended September 30, 2025, 191,654 shares were issued to Arqit’s executive officers and directors in connection with the vesting of RSUs, and 14,330 options granted to Arqit’s executive officers and directors vested.

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

The aggregate number of ordinary shares available for issuance under the Incentive Award Plan, not taking into account awards granted, is equal to 11.2% of the sum of the total number of issued and outstanding ordinary shares as of December 5, 2025, which equals an aggregate pool of 2.5 million ordinary shares. Prior to the completion of the Business Combination, Arqit Limited granted options over Arqit Limited ordinary shares to its employees, consultants and advisors. The holders of each of these options agreed to exchange these options for equivalent options to acquire ordinary shares, 62,925 of which remain outstanding as of September 30, 2025, which were issued under amended option agreements with terms consistent with the Incentive Award Plan.  In addition, 672,404 restricted shares units (net of forfeitures) were granted during the year ended September 30, 2025, leaving 715,317 ordinary shares available for issuance in respect of future grants of awards under the Incentive Award Plan as of September 30, 2025. The compensation committee may make grants of awards under the Incentive Award Plan to key employees, in forms and amounts to be determined by the compensation committee based on the recommendations of an independent compensation consultant.

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

Classes of Directors

The board of directors is divided into three staggered classes of directors. At each annual meeting of its shareholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring, as follows:

•	the Class I directors include Stephen Chandler and Nicola Barbiero;
•	the Class II directors include Andrew Leaver and Carlo Calabria; and
•	the Class III directors include Manfredi Lefebvre d’Ovidio and Garth Ritchie.

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

The audit committee is comprised of Stephen Chandler, Garth Ritchie and Nicola Barbiero. Stephen Chandler serves as the chairperson of the audit committee. All members of the audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate governance rules. The board of directors has determined that Stephen Chandler is an audit committee financial expert as defined by the SEC rules and is financially literate as defined by Nasdaq corporate governance rules.

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

Compensation Committee

Arqit’s compensation committee is comprised of Garth Ritchie and Carlo Calabria, both of whom are independent directors. Carlo Calabria serves as the chairperson of the compensation committee. The board of directors adopted a compensation committee charter setting forth the responsibilities of the committee.

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

6.D. EMPLOYEES

As of September 30, 2025, Arqit had 79 (2024: 74, 2023:139) full-time employees based in the UK and 12 (2024: 8, 2023: 8) full-time employees based in the US, a majority of which are engaged in research and development and related functions. Arqit is highly dependent on human capital and a strong leadership team. It aims to attract, retain and develop staff with the skills, experience and potential necessary to implement its growth strategy.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of the Company as of December 5, 2024, by:

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

Beneficial ownership percentages are based on a total of 22,320,108 ordinary shares, which includes (i) 15,651,859 ordinary shares issued and outstanding as of December 5, 2025, (ii) 6,582,734 ordinary shares underlying our currently exercisable outstanding warrants, all of which are currently exercisable and (iii) 85,575 shares underlying outstanding equity incentives that are exercisable or that will become exercisable within 60 days of December 5, 2025.

		Approximate
		Percentage of
		Outstanding
	Number of	Ordinary
	Ordinary Shares	Shares
Five Percent Holders:
Ropemaker Nominees Limited(1)	1,870,345	8.4%
Heritage Assets SCSp.(2)	9,269,056	41.5%
Directors and Executive Officers(3)
Andrew Leaver	*	*
Nick Pointon	*	*
Carlo Calabria(4)	236,821	1.1%
Stephen Chandler	*	*
Manfredi Lefebvre d’Ovidio(2)	9,314,867	41.7%
Garth Ritchie(5)	100,035	* %
Nicola Barbiero	*	*
Paul Feenan	*	*
Dr. Daniel Shiu	*	*
Patrick Willcocks	*	*
All directors and executive officers of the Company as a group .	9,768,281	43.8%

* Less than 1.0%.

(1)

The business address for Ropemaker Nominees Limited is 1st Floor, Royal Chambers, St Julian’s Avenue, St Peter Port, Guernsey GY1 3JX. Notion Capital Managers LLP has sole investment and voting power over Ropemaker Nominees Limited’s shares. The investment decisions of Notion Capital Managers LLP are made by the majority vote of an investment committee comprised of five members, including Stephen Chandler. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of at least a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Based upon the foregoing analysis, no individual member of the investment committee of Notion Capital Managers LLP exercises voting or dispositive control over any of the securities over which it holds sole investment and voting power. Accordingly, Mr. Chandler is not deemed to have or share beneficial ownership of such shares. Includes 76,381 shares underlying September 2023 Investor Warrants and 600,000 shares underlying September 2024 Investor Warrants that are currently exercisable.

(2)

The business address for Heritage Assets SCSP is c/o Heritage Services SAM Attn: Cristina Levis, 7 Rue Du Gabian, 98000, Monaco. Includes (1) 41,394 shares underlying Business Combination Warrants and 230,770 shares underlying September 2023 Investor Warrants and 4,600,000 shares underlying September 2024 Investor Warrants that are currently exercisable and held by Heritage Assets SCSP, over which Mr. Lefebvre d’Ovidio has sole investment and voting power.

(3)	The business address for each of the directors and executive officers of the Company is 3 Orchard Place, London SW1H 0BF, United Kingdom.
(4)	Includes 10,257 shares underlying September 2023 Investor Warrants and 120,000 shares underlying September 2024 Investor Warrants that are currently exercisable.

(5) Includes 73,562 shares underlying September 2024 Investor Warrants that are currently exercisable.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of December 5, 2025, we had approximately 32 shareholders of record of our ordinary shares. We estimate that as of December 5, 2025, approximately 42.9% of our outstanding ordinary shares are held by two U.S. record holders. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

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

September 2023 Registered Direct Offering

On September 12, 2023 the Company completed a registered direct offering of its ordinary shares and warrants to purchase ordinary shares, in which Heritage Assets SCSP, Ropemaker Nominees Limited and Carlo Calabria purchased (on a pre-Reverse Share Split basis) 7,935,164 ordinary shares, together with warrants to purchase up to (on a pre-Reverse Share Split basis) 7,935,164 ordinary shares at a combined offering price of $0.78 per ordinary share and accompanying warrant. Company director Manfredi Lefebvre d’Ovidio has sole investment and voting power over the shares held by Heritage Assets SCSP, and Arqit director Stephen Chandler is on the investment committee of Notion Capital Managers LLP, which is the beneficial owner of the Company shares held by Ropemaker Nominees Limited, and Carlo Calabria is a director of the Company. The September 2023 Investor Warrants are currently exercisable at an exercise price of $19.50 per share.

September 2024 Registered Direct Offering

On September 27, 2024, the Company entered into a registered direct offering in which it sold 5,440,000 ordinary shares at an offering price of $2.50 per share. In a concurrent private placement, Arqit issued unregistered warrants to purchase up to 5,440,000 shares at an exercise price of $2.50 per share, 4,673,562 of which became exercisable on September 30, 2025 and remain outstanding, and 720,000 of which became exercisable on October 9, 2025 and remain outstanding (in each case, the “Exercise Date”). The warrants will be exercisable for a period of one year following the Exercise Date.  The Warrants will terminate at 5:00 p.m. (New York City time) on the last day of the exercise period. The investors in the September 2024 offering were existing shareholders Heritage Assets SCSP, Ropemaker Nominees Limited, Carlo Calabria and Garth Ritchie.  Arqit director Manfredi Lefebvre d’Ovidio has shared investment and voting power over the shares held by Heritage Assets SCSP, Arqit director Stephen Chandler is on the investment committee of Notion Capital Managers LLP, which is the beneficial owner of the Arqit shares held by Ropemaker Nominees Limited, and Carlo Calabria and Garth Ritchie are both Arqit directors. The shares issuable upon exercise of the September 2024 Investor Warrants, and the resale thereof, have been registered under a registration statement on Form F-3 (file no. 333-289939).

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

On or around May 6, 2022, a putative class action lawsuit was filed against Arqit and certain of Arqit’s directors in the United States District Court for the Eastern District of New York (Case No. 1:22-cv-02604) (the “Federal Action”),, asserting violations of federal securities laws under Sections 10(b), 14(a) and 20(a) of the Exchange Act. The complaint generally alleged that Arqit and individual defendants made materially false and misleading statements relating to Arqit’s business prospects and projections. On September 8, 2023, the lead plaintiffs filed an amended version of the complaint (the “Federal Complaint”), which alleges the same general theory as the original complaint and asserts claims under Sections 10(b), 14(a), and 20(a) of the Exchange Act and Sections 11, 12(a)(2), and 15 of the Securities Act of 1933 (the “Securities Act”).  On January 12, 2024, Defendants filed a motion to dismiss the Federal Complaint, and the motion was fully briefed as of April 26, 2024.  On March 28, 2025, the court denied the motion to dismiss.

Defendants filed Answers to the Federal Complaint on August 25, 2025.  On October 3, 2025, the court deferred entering a discovery schedule in light of the parties’ attempts to reach a resolution through mediation.  On October 20, 2025, the parties executed a term sheet that would settle the Federal Action for $7 million, pending documentation of the settlement and approval by the Court.  On October 24, 2025, the court entered an order staying discovery in the Federal Action sine die while the parties finalize a settlement agreement.  The parties are required to file a status update with the court by December 19, 2025. The proceedings remain subject to uncertainties inherent in the litigation process.

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

The Company is a Cayman Islands exempted company (company number 374857) and its affairs are governed by the Articles, the Cayman Companies Act and the common law of the Cayman Islands. The Company is authorized to issue 37,520,000 ordinary shares, $0.0025 par value each and 2,480,000 preference shares, $0.0025 par value each. The Company currently has only one class of issued ordinary shares, which have identical rights in all respects and rank equally with one another.

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

Moreover, Cayman Islands law has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. Schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures for which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by, for a shareholder scheme, three-fourths in value of each class of shareholders with whom the arrangement is to be made and, for a creditor scheme,  a majority in number of each class of creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at an annual general meeting, or extraordinary general meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Cayman Islands courts. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

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

Enforcement of Civil Liabilities

The Cayman Islands has a less prescriptive body of securities laws as compared to the United States and some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands.

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

Directors

Appointment and Removal

The Directors are divided into three classes designated as Class I, Class II and Class III, respectively. Directors were assigned to each class in accordance with a resolution or resolutions adopted by the board of Directors. At the 2026 annual general meeting of the Company, the term of office of the Class II Directors shall expire and the Class II Directors shall be elected for a full term of three years. At the 2027 annual general meeting of the Company, the term of office of the Class III Directors shall expire and the Class III Directors shall be elected for a full term of three years. At the 2028 annual general meeting of the Company, the term of office of the Class I Directors shall expire and the Class 1 Directors shall be elected for a full term of three years. At each succeeding annual general meeting of the Company, Directors shall be elected for a full term of three years to succeed the Directors of the class whose terms expire at such annual general meeting.

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

10.C. MATERIAL CONTRACTS

In January 2025, Arqit entered into an At-the-Market Offering Agreement pursuant to which H.C. Wainwright & Co., LLC agreed to act as sales agent in connection with Arqit’s ATM Program. Arqit has no obligation to sell any shares under its ATM Program. Actual sales will depend on a variety of factors to be determined by the Group from time to time, including, among others, whether additional capital is required, market conditions, the trading price of Arqit’s ordinary shares, determination of the appropriate sources of funding for the Group, and potential uses of available funding.

In February 2023, Arqit entered into a securities purchase agreement with investors pursuant to which it sold 10,000,000 ordinary shares, together with warrants to purchase 7,500,000 ordinary shares at a combined purchase price of $2.00 per share and accompanying warrant. Following the Reverse Share Split and taking into account warrant exercises, there are 317,408 February 2023 Investor Warrants outstanding that have an exercise price of $50.00 per share, are currently exercisable and will expire on February 22, 2028. In addition, in connection with the February 2023 registered direct offering Arqit issued warrants to purchase ordinary shares to H.C. Wainwright & Co., LLC or its designees. Following the Reverse Share Split, there are 22,001 February 2023 Placement Agent Warrants outstanding with an exercise price of $62.50 per share, which are currently exercisable and will expire on February 22, 2028.

In September 2023, Arqit entered into securities purchase agreements with investors pursuant to which it sold 20,755,677 ordinary shares, together with warrants to purchase 20,755,677 ordinary shares at a combined purchase price of $0.78 per share and accompanying warrant. Following the Reverse Share Split and taking into account warrant exercises, there are 317,408 September 2023 Investor Warrants outstanding that have an exercise price of $19.50 per share, which are currently exercisable and will expire on September 12, 2028. In addition, in connection with the September 2023 registered direct offering Arqit issued warrants to purchase ordinary shares to H.C. Wainwright & Co., LLC or its designees. Following the Reverse Share Split, there are 28,207 September 2023 Placement Agent Warrants outstanding with an exercise price of $24.735 per share, which are currently exercisable and will expire on September 8, 2028. The September 2023 registered direct offering included the sale of ordinary shares, together with September 2023 Investor Warrants to existing shareholders Heritage Assets SCSP, Ropemaker Nominees Limited and Carlo Calabria. Arqit director Manfredi Lefebvre d’Ovidio has sole investment and voting power over the shares held by Heritage Assets SCSP, and Arqit director Stephen Chandler is on the investment committee of Notion Capital Managers LLP, which is the beneficial owner of the Company shares held by Ropemaker Nominees Limited, and Carlo Calabria is an Arqit director. See “Item 7.B. Related Party Transactions.”

In September 2024, Arqit entered into a securities purchase agreement pursuant to which it sold 5,440,000 ordinary shares at an offering price of $2.50 per share. In a concurrent private placement, Arqit issued unregistered warrants to purchase up to 5,440,000 shares at an exercise price of $2.50 per share, 4,673,562 of which became exercisable on September 30, 2025 and remain outstanding, and 720,000 of which became exercisable on October 9, 2025, and remain outstanding (in each case, the “Exercise Date”). The warrants will be exercisable for a period of one year following the Exercise Date.  The Warrants will terminate at 5:00 p.m. (New York City time) on the last day of the exercise period. The investors in the September 2024 offering were existing shareholders Heritage Assets SCSP, Ropemaker Nominees Limited, Carlo Calabria and Garth Ritchie.  Arqit director Manfredi Lefebvre d’Ovidio has shared investment and voting power over the shares held by Heritage Assets SCSP, Arqit director Stephen Chandler is on the investment committee of Notion Capital Managers LLP, which is the beneficial owner of the Arqit shares held by Ropemaker Nominees Limited, and Carlo Calabria and Garth Ritchie are both Arqit directors. The shares issuable upon exercise of the September 2024 Investor Warrants, and the resale thereof, have been registered under a registration statement on Form F-3 (file no. 333-289939). See “Item 7.B. Related Party Transactions.”

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

10.J.  ANNUAL REPORT TO SECURITY HOLDERS

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2025. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of September 30, 2025, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our internal control over financial reporting as of September 30, 2025 based upon the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2025, our internal control over financial reporting was effective.

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

	12 Months Ended	12 Months Ended
	September 30, 2025	September 30, 2024
PKF Littlejohn LLP
Audit Fees	£112,500	£110,000
Audited-Related Fees	£30,000	£30,000
Total	£142,500	£140,000

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

Governance

The Board of Directors has overall responsibility for risk oversight and has delegated oversight of our cybersecurity program to the Audit Committee which in turn receives regular briefings from our experienced and certified security team, who own our cybersecurity and information security posture, key risks, and the progress of cybersecurity risk reduction initiatives. Our security team conducts regular compliance assessments, which are documented and discussed at monthly management risk meetings.

PART III

ITEM 17. FINANCIAL STATEMENTS

Our audited consolidated financial statements are included at the end of this Annual Report.

ITEM 18. FINANCIAL STATEMENTS

Not Applicable.

ITEM 19. EXHIBITS

We have filed the following documents as exhibits to this Form 20-F:

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Company. incorporated by reference to Exhibit 1.1 to the Company’s Report on Form 20-F filed with the SEC on December 5, 2024.
2.1	Specimen ordinary share certificate of the Company, incorporated by reference to Exhibit 2.1 to the Company’s Report on Form 20-F filed with the SEC on December 5, 2024
2.2	Specimen warrant certificate of the Company, incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-4 (File No. 333-256591).
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

4.2

The Company’s Amended and Restated Incentive Plan, incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-284706 filed with the SEC on February 5, 2025.

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

4.6

At The Market Offering Agreement, dated January 17, 2025, between the Registrant and H.C. Wainwright & Co., LLC., incorporated by reference to Exhibit 1.2 to the Registration Statement on From F-3 (File No. 333-284343) filed with the SEC on January 17, 2025

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
Name: Andrew Leaver
Title: Chief Executive Officer

Date: December 9, 2025

Arqit Quantum Inc.

Consolidated audited financial statements

as of and for the year ended 30 September 2025

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Arqit Quantum Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated Statements of financial position of Arqit Quantum Inc. and its subsidiaries (the “Group”) as of September 30, 2025, 2024, and 2023, the related Consolidated Statements of comprehensive income, cash flow and changes in equity for each of the three years in the period ended September 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of September 30, 2025, 2024, and 2023, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ PKF Littlejohn LLP

PKF Littlejohn LLP

London, England

9 December 2025

Arqit Quantum Inc.

Consolidated Statement of Comprehensive Income

For the year ended 30 September 2025

		Year ended	Year ended	Year ended
		30 September	30 September	30 September
	Note	2025	2024	2023
		$'000	$'000	$'000
			As restated	As restated
Revenue	2	530	293	640
Other income	3	1,628	392	53
Administrative expenses	4	(34,697)	(25,414)	(59,335)
Exceptional item	4	(6,000)	—	—
Impairment loss on intangible assets	10	—	(2,032)	—
Impairment loss on trade receivables and contract assets	13	—	(166)	—

Operating profit/(loss)		(38,539)	(26,927)	(58,642)

Change in fair value of warrants	16	(261)	6	10,638
Finance costs	5	(48)	(223)	(284)
Finance income	6	1,232	930	41

Profit/(loss) before tax		(37,616)	(26,214)	(48,247)
Income tax	7	2,186	—	141
Profit/(loss) from continuing operations		(35,430)	(26,214)	(48,106)

Profit/(loss) from discontinued operation, net of tax	12	87	(30,604)	(26,421)

Profit/(loss) for the financial year attributable to equity holders		(35,343)	(56,818)	(74,527)

Other comprehensive income/(loss) :
Items that may be reclassified to profit or loss
Currency translation differences		(1,037)	(11,231)	(1,567)
Total comprehensive profit/(loss) for the year attributable to equity holders		(36,380)	(68,049)	(76,094)

Total comprehensive profit/(loss) for the year attributable to equity holders arises from:
Continuing operations		(36,467)	(37,445)	(49,673)
Discontinued operations		87	(30,604)	(26,421)
Total comprehensive profit/(loss) for the year attributable to equity holders		(36,380)	(68,049)	(76,094)

Earnings per ordinary share from continuing operations attributable to equity holders
Basic earnings per share (presented in $)	8	(2.57)	(5.18)	(9.15)
Diluted earnings per share (presented in $)	8	(2.57)	(5.18)	(9.15)

Earnings per ordinary share for the loss attributable to equity holders
Basic earnings per share (presented in $)	8	(2.56)	(11.23)	(14.17)
Diluted earnings per share (presented in $)	8	(2.56)	(11.23)	(14.17)

Arqit Quantum Inc.

Consolidated Statement of Financial Position

As at 30 September 2025

		30 September	30 September	30 September
	Note	2025	2024	2023
		$'000	$'000	$'000
			As restated	As restated
ASSETS
Non-current assets
Property, plant and equipment	9	125	267	1,963
Right of use asset	20	595	811	6,141
Intangible assets	10	2,112	1,939	3,414
Fixed asset investments	11	—	—	30
Trade and other receivables	13	—	—	1,888
Total non-current assets		2,832	3,017	13,436
Current assets
Trade and other receivables	13	3,041	4,997	3,217
Cash and cash equivalents	15	36,978	18,705	44,455
Assets classified as held for sale	12	—	—	38,677
Total current assets		40,019	23,702	86,349
Total assets		42,851	26,719	99,785
LIABILITIES
Current liabilities
Trade and other payables	14	7,635	11,911	18,831
Lease liabilities	20	265	286	2,118
Provisions	25	7,000	—	—
Liabilities classified as held for sale	12	—	—	5,869
Total current liabilities		14,900	12,197	26,818
Non-current liabilities
Trade and other payables	14	—	2,000	23
Lease liabilities	20	454	704	6,284
Warrants liability	16	261	—	6
Total non-current liabilities		715	2,704	6,313
Total liabilities		15,615	14,900	33,131
Net assets/(liabilities)		27,236	11,819	66,654
EQUITY
Share capital	22	38	29	16
Share premium	24	206,467	151,363	137,712
Other reserves	24	166,804	166,804	166,804
Foreign currency translation reserve	24	(10,478)	(9,441)	1,790
Share-based payment reserve	24	38,233	41,549	41,999
Retained earnings	23	(373,828)	(338,485)	(281,667)
Total Equity		27,236	11,819	66,654

Arqit Quantum Inc.

Consolidated Statement of Changes in Equity

For the year ended 30 September 2025

				Foreign
				currency	Share
	Share	Share	Other	translation	option	Retained
	Capital	Premium	reserves	reserve	reserve	Earnings	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
		As restated			As restated	As restated
Balance at 1 October 2022	12	92,306	166,804	3,357	23,216	(207,140)	78,555
Loss for the year	—	—	—	—	—	(74,527)	(74,527)
Other comprehensive income	—	—	—	(1,567)	—	—	(1,567)
Total comprehensive income	—	—	—	(1,567)	—	(74,527)	(76,094)
Transactions with owners in their capacity as owners:
Share option charge	—	691	—	—	18,783	—	19,474
Issue of ordinary shares	4	44,715	—	—	—	—	44,719
Exercise of warrants	—	—	—	—	—	—	—
Balance at 30 September 2023 attributable to owners of the Group	16	137,712	166,804	1,790	41,999	(281,667)	66,654
Balance at 1 October 2023	16	137,712	166,804	1,790	41,999	(281,667)	66,654
Loss for the year	—	—	—	—	—	(56,818)	(56,818)
Other comprehensive income	—	—	—	(11,231)	—	—	(11,231)
Total comprehensive income	—	—	—	(11,231)	—	(56,818)	(68,049)
Transactions with owners in their capacity as owners:
Share option charge/(credit)	—	588	—	—	(450)	—	138
Issue of ordinary shares	13	13,063	—	—	—	—	13,076
Balance at 30 September 2024 attributable to owners of the Group	29	151,363	166,804	(9,441)	41,549	(338,485)	11,819
Balance at 1 October 2024	29	151,363	166,804	(9,441)	41,549	(338,485)	11,819
Loss for the year	—	—	—	—	—	(35,343)	(35,343)
Other comprehensive income	—	—	—	(1,037)	—	—	(1,037)
Total comprehensive income	—	—	—	(1,037)	—	(35,343)	(36,380)
Transactions with owners in their capacity as owners:							—
Share option charge/(credit)	—	6,233	—	—	(3,316)	—	2,917
Exercise of warrants	1	10,000	—	—	—	—	10,001
Issue of ordinary shares	8	38,871	—	—	—	—	38,879
Balance at 30 September 2025	38	206,467	166,804	(10,478)	38,233	(373,828)	27,236

Arqit Quantum Inc.

Consolidated Statement of Cash Flows

For the year ended 30 September 2025

		Year ended	Year ended	Year ended
		30 September	30 September	30 September
	Note	2025	2024	2023
		$'000	$'000	$'000
Cash flows from operating activities
Cash (used in)/generated from operations	15	(28,510)	(24,845)	(21,140)
Movement on foreign exchange		(1,043)	(9,281)	(11,685)
Net cash (used in)/generated from operating activities		(29,553)	(34,126)	(32,825)
Cash flows from investing activities
Interest received		1,232	930	41
Capital expenditure on property, plant and equipment		(33)	(6)	(712)
Capital expenditure on intangibles		(516)	(3,322)	(15,411)
Investment in subsidiaries		—	—	—
Net cash (used in) investing activities		683	(2,398)	(16,082)
Cash flows from financing activities
Proceeds from issue of shares		37,183	13,076	45,080
Shares issued on exercise of warrants		10,000	—	—
Proceeds from government grants		249	1,331	1,372
Payment of principal on lease liabilities		(250)	(3,051)	(1,315)
Payments of interest portion of lease liabilities		(48)	(168)	(284)
Net cash generated from financing activities		47,134	11,188	44,853
Net increase/(decrease) in cash and cash equivalents		18,264	(25,336)	(4,054)
Cash and cash equivalents at beginning of period		18,705	44,455	48,966
Foreign exchange on cash and cash equivalents		9	(414)	(457)
Cash and cash equivalents at end of period		36,978	18,705	44,455

*Excluded from the proceeds from issue of shares was a non-cash issuance within the year amounting to $1.6 million

The net cash flows associated with the satellite division discontinued operations are presented in note 12

Arqit Quantum Inc.

Notes to the Financial Statements

For the year ended 30 September 2025

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

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at September 30, 2025.

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

For the year ended 30 September 2025

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

Standards, interpretations and amendments to published standards

The Group has adopted the following standards and amendments to standards for the first time for their annual reporting period commencing 1 October 2024, none of which had a material impact:

●	Amendment to IAS 7 and IFRS 7 - Supplier finance
●	Amendments to IAS 1: Presentation of Financial Statements: Classification of Liabilities as Current or Non-current
●	Amendments to IAS 1: Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies
●	Amendments to IAS 8: Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates
●	Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction
●	Amendments to IAS 12: Income taxes: International tax reform
●	IFRIC Agenda Decision - Disclosure of Revenues and Expenses for Reportable Segments (IFRS 8)

The Group has not early adopted the following new and amended standards that have been issued but are not yet effective:

●	Amendment to IAS 18 - Presentation and Disclosure in Financial Statements effective for reporting periods beginning on or after 1 January 2027
●	Amendment to Amendments to the Classification and Measurement of Financial Instruments—Amendments to IFRS 9 and IFRS 7 effective for annual periods starting on or after 1 January 2026
●	Annual Improvements to IFRS Accounting Standards - Volume 11 effective for reporting periods beginning on or after 1 January 2026

The directors of the Group anticipate that the application of all new and amended standards will have no material impact on the future results of the Group in the foreseeable future.

Operating Segments

The Directors consider the Group to operate within one operating segment, being the provision of cybersecurity services.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2025

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

The Group has historically claimed Research and Development Expenditure Credit (RDEC) through its subsidiary, Arqit Limited, under the U.K.’s RDEC program, which incentivises research and development activities that are directed and overseen from the U.K., resulting in advancements in knowledge or technology. The total value of the RDEC received during the fiscal year ending September 30, 2025 was $2.186 million (2024: $3.424 million, 2023: $0.141 million). In 2024, a total RDEC of $3.424 million was recognised within “profit/(loss) from discontinued operations, net of tax” as it related to the satellite division which was discontinued during the fiscal year ending September 30,2024.

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

For the year ended 30 September 2025

tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Revenue

Revenue is recognised in accordance with IFRS 15, Revenue from Contracts with Customers. Arqit identifies performance obligations in contracts with customers and allocates transaction prices to those obligations. Revenue is recognised when performance obligations are satisfied, either at a point in time or over time, depending on the nature of the goods or services provided. Revenue from services related to the SKA-PlatformTM product has been recognised evenly over the contract term, reflecting the continuous transfer of services. Revenue recognition starts when control of the license transfers to the customer, typically upon delivery of the license key or activation.   Professional services, including implementations or training services are recognised at completion when the customer accepts delivery.

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

For the year ended 30 September 2025

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

For the year ended 30 September 2025

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

For the year ended 30 September 2025

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

For the year ended 30 September 2025

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

For the year ended 30 September 2025

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

For the year ended 30 September 2025

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

For the year ended 30 September 2025

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

For the year ended 30 September 2025

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

Capitalisation of development costs

The Group capitalises costs for product development projects. Initial capitalisation of costs is based on management’s judgement that technological and economic feasibility is confirmed, usually when a product development project has reached a defined milestone according to an established project management model, and all other recognition criteria within IAS 38 can be demonstrated. In determining the amounts to be capitalised, management makes assumptions regarding the expected future cash generation of the project, discount rates to be applied and the expected period of benefits. At September 30, 2025, the carrying amount of capitalised development costs were $2.112 million (2024: $1.939 million; 2023: $3.414 million).

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

For the year ended 30 September 2025

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

2.    Revenue

	Year ended 30	Year ended 30	Year ended 30
	September	September	September
	2025	2024	2023
	$'000	$'000	$'000

SKA-Platform™ – provision of services	530	293	640

Geographical markets
UK	81	293	640
Other	449	—	—
Total revenue	530	293	640

Timing of revenue recognition
Revenue recognised over time	491	293	640
Revenue recognised at a point in time	39	—	—
	530	293	640

Revenue with a total of seven (2024: thirteen, 2023: six) customers is recognised overtime. Revenue from one (2024: one, 2023: two) customer represents more than 56% (2024:10%, 2024:10%) of total revenues.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2025

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

License provides a right for the  customer to access the Company’s Intellectual Property perpetually.

Revenue is recognised when the license is delivered to and accepted by the customer. Invoices are usually payable within 30 days.
SKA-PlatformTM as a service

Customer can benefit from the license when it is delivered. The license is separately identifiable from other goods or services.

License provides a right for the customer to access the Company’s Intellectual Property for a limited period.

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

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2025

3.    Other income

	Year ended	Year ended	Year ended
	30 September	30 September	30 September
	2025	2024	2023
	$'000	$'000	$'000

Gain on disposal of fixed assets	—	55	53
Gain on termination of UK office lease	—	286	—
Gain on extinguishment of liability	1,379	—	—
Other	249	51	—
	1,628	392	53

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2025

4. Expenses

4.1    Expenses by Nature

	Year ended	Year ended	Year ended
	30 September	30 September	30 September
	2025	2024	2023
		As restated	As restated
	$'000	$'000	$'000
Employee benefit expense and other staff costs	18,079	19,775	24,187
Capitalised within intangible assets	(502)	(511)	(1,956)
Legal and professional	5,983	5,935	12,415
Foreign exchange	(1,004)	(12,248)	(8,764)
Property costs	330	1,884	2,289
Share based compensation	5,604	601	18,252
Depreciation	176	1,756	901
Depreciation of right of use asset	241	1,432	1,642
Amortisation of intangible assets	343	375	91
Other expenses	5,447	6,415	10,278
Total administrative expenses	34,697	25,414	59,335

4.2 Exceptional item

	Year ended	Year ended	Year ended
	30 September	30 September	30 September
	2025	2024	2023
	$'000	$'000	$'000

Exceptional items	6,000	—	—

The exceptional item relates to a provision for a legal settlement pertaining to the putative class action lawsuit filed against Arqit and certain of Arqit's directors in the United States District Court for the Eastern District of New York. On October 20, 2025, a term sheet was executed that would settle the Federal Action, pending documentation and settlement and approval by the Court.

5.    Finance costs

	Year ended	Year ended	Year ended
	30 September	30 September	30 September
	2025	2024	2023
	$'000	$'000	$'000
Interest payable on lease liabilities	48	223	284

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2025

6.    Finance income

	Year ended	Year ended	Year ended
	30 September	30 September	30 September
	2025	2024	2023
	$'000	$'000	$'000
Bank interest	1,232	930	41

7.    Income tax

	2025	2024	2023
	$'000	$'000	$'000
The tax (charge)/credit on the profit/(loss) on ordinary activities for the year was as follows:
Current tax	—	—	—
Adjustments in respect of prior periods	2,186	—	141
Deferred Tax	—	—	—
Income tax	2,186	—	141

Factors affecting tax charge/credit for the year

The tax assessed for the period is higher than the standard rate of corporation tax in the United Kingdom of 25% (2024-25%; 2023 - 22%). The differences are explained below:

	2025	2024	2023
	$'000	$'000	$'000
		As restated	As restated
Profit/(Loss) from continuing operations	(37,616)	(26,214)	(48,247)
Tax at the applicable rate of 25% (2024:25%, 2023 - 22%)	(9,404)	(6,553)	(12,062)
Disallowable expenditure	173	1,879	238
Tax deduction for share scheme	(756)	—	(4,229)
Non-taxable gain on sale	(128)	—	—
Difference in tax rate between UK and other jurisdictions	(35)	(18)	(344)
Fixed asset timing differences	—	114	23
Other differences	(23)	9	38
Difference in rates between current and deferred tax	—	—	(1,490)
Unutilised tax losses on which deferred tax is not recognised	8,904	4,983	13,267
Deferred tax not recognised in respect of share options	1,204	(414)	4,559
R&D tax credit	(2,186)	—	(141)
Fair valuation of warrants	65	—	—
Total tax	(2,186)	—	(141)

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2025

8. (Loss)/Earnings per share

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to shareholders by the weighted average number of ordinary shares in issue during the period.

Basic EPS in relation to profit/(loss) from continuing operations	Earnings	Weighted average number of shares	Per share amount
	$		$
2025	(35,429,751)	13,788,250	(2.57)
2024 (as restated)	(26,213,621)	5,059,955	(5.18)
2023 (as restated)	(48,105,745)	5,258,756	(9.15)

Diluted EPS in relation to profit/(loss) from continuing operations

2025	(35,429,751)	13,788,250	(2.57)
2024 (as restated)	(26,213,621)	5,059,955	(5.18)
2023 (as restated)	(48,105,745)	5,258,756	(9.15)

Basic EPS in relation to profit/(loss) from discontinued operations	Earnings	Weighted average number of shares	Per share amount
	$		$
2025	86,838	13,788,250	0.01
2024	(30,604,160)	5,059,955	(6.05)
2023	(26,421,347)	5,258,756	(5.02)

Diluted EPS in relation to profit/(loss) from discontinued operations

2025	86,838	13,788,250	0.01
2024	(30,604,160)	5,059,955	(6.05)
2023	(26,421,347)	5,258,756	(5.02)

Basic EPS in relation to profit/(loss) attributable to equity holders	Earnings	Weighted average number of shares	Per share amount
	$		$
2025	(35,342,913)	13,788,250	(2.56)
2024 (as restated)	(56,817,782)	5,059,955	(11.23)
2023 (as restated)	(74,527,092)	5,258,756	(14.17)

Diluted EPS in relation to profit/(loss) attributable to equity holders

2025	(35,342,913)	13,788,250	(2.56)
2024 (as restated)	(56,817,782)	5,059,955	(11.23)
2023 (as restated)	(74,527,092)	5,258,756	(14.17)

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2025

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

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2025

9.    Property, plant and equipment

	Computer	Office	Furniture &
	equipment	equipment	fittings	Total
	$'000	$'000	$'000	$'000
Cost
At 1 October 2022	2,019	23	549	2,591
Additions	407	74	232	714
Disposals	(55)	—	—	(55)
Foreign exchange on translation	22	—	(11)	11
At 30 September 2023	2,393	97	770	3,260
At 1 October 2023	2,393	97	770	3,260
Additions	1	—	6	7
Disposals	(55)	(50)	—	(105)
Write-off	—	—	(698)	(698)
Foreign exchange on translation	158	8	57	223
At 30 September 2024	2,497	55	135	2,688
At 1 October 2024	2,497	55	135	2,688
Additions	33	—	—	33
Disposals	—	—	—	—
Foreign exchange on translation	7	1	—	8
At 30 September 2025	2,537	56	135	2,729
Depreciation and impairment
At 1 October 2022	(347)	(2)	(36)	(385)
Charge	(732)	(18)	(133)	(883)
Disposals	18	—	—	18
Foreign exchange on translation	(42)	—	(4)	(46)
At 30 September 2023	(1,103)	(20)	(173)	(1,296)
At 1 October 2023	(1,103)	(20)	(173)	(1,296)
Charge	(764)	(32)	(114)	(910)
Impairment charge	(399)	—	(417)	(816)
Write-off			698	698
Disposals	30	17	—	47
Foreign exchange on translation	(116)	—	(27)	(143)
At 30 September 2024	(2,352)	(35)	(33)	(2,421)
At 1 October 2024	(2,352)	(35)	(33)	(2,421)
Charge	(152)	(6)	(19)	(176)
Impairment charge	—	—	—	—
Disposals	—	—	—	—
Foreign exchange on translation	(4)	(3)	1	(6)
At 30 September 2025	(2,508)	(44)	(51)	(2,604)
Net Book Value
At 30 September 2025	30	12	85	125
At 30 September 2024	145	20	102	267
At 30 September 2023	1,290	77	597	1,963

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2025

10.    Intangible fixed assets

	Digital	Project
	Bills of	Development
	Exchange	Costs	SKA-PlatformTM	Website	Total
	$'000	$'000	$'000	$'000	$'000
Cost
At 1 October 2022	—	39,817	474	—	40,291
Additions	1,414	12,438	1,409	150	15,411
Assets reclassified as held for sale	—	(38,677)	—	—	(38,677)
Foreign exchange on translation	—	4,079	—	—	4,079
At 30 September 2023	1,414	17,657	1,883	150	21,104
Additions	482	2,839	—	—	3,321
Assets reclassified as held for sale			—	—	—
Foreign exchange on translation	136	(34)	182	14	298
At 30 September 2024	2,032	20,462	2,065	164	24,723
Additions	—	516	—	—	516
Foreign exchange on translation	—	1	8	—	9
At 30 September 2025	2,032	20,979	2,073	164	25,248
Amortisation and impairment					0
At 1 October 2022	—	—	(89)	—	(89)
Charge	—	—	—	—	—
Impairment	—	(17,601)	—	—	(17,601)
At 30 September 2023	—	(17,601)	(89)	—	(17,690)
Charge	—	—	(284)	(91)	(375)
Impairment	(2,032)	(2,659)	—	—	(4,691)
Foreign exchange on translation			(23)	(5)	(28)
At 30 September 2024	(2,032)	(20,260)	(396)	(96)	(22,784)
Charge	—	—	(289)	(54)	(343)
Foreign exchange on translation	—	—	(10)	0	(10)
At 30 September 2025	(2,032)	(20,260)	(694)	(150)	(23,136)
Net Book Value					—
At 30 September 2025	—	719	1,379	13	2,112
At 30 September 2024	—	202	1,669	68	1,939
At 30 September 2023	1,414	56	1,794	150	3,414

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

An impairment test was performed for the year ended September 30, 2025, no impairment loss was recognized for the financial year ended September 30, 2025. An impairment of $4.691 million and $17.601 million was deemed necessary for satellite division and digital bills of exchange development costs for the year ended September 30, 2024 and September 30, 2023 respectively. No impairment was deemed necessary for the other intangibles.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2025

11.    Equity accounted investees

Investment in
Joint Venture
$'000
Cost
At 1 October 2022	28
Additions	—
Foreign exchange on translation	2
At 30 September 2023	30
Additions	—
Impairment charge	(30)
Foreign exchange on translation	—
At 30 September 2024	—
Additions	—
Foreign exchange on translation	—
At 30 September 2025	—

Joint venture

Quantum Keep Limited was a joint venture (JV) of Arqit Limited, which is a 100% owned subsidiary of Arqit Quantum Inc. The registered office was One Fleet Place, London, England, EC4M 7WS. Arqit Ltd jointly held 50% of shares for the entity. The nature of Quantum Keep Limited’s activities was that of business and domestic software development. Quantum Keep Ltd was a separate vehicle and the Group had a residual interest in Quantum Keep Ltd as a JV.

Quantum Keep Limited was incorporated on 12 August 2020 with Arqit Limited taking a 50% investment on incorporation.

An impairment charge of $30.0 thousand was recognised in prior year as the JV company was discontinued. The JV was dissolved in December 2024. Quantum Keep Limited was dormant since incorporation.

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

During the year ended 30 September 2024, Arqit was unsuccessful in its efforts to identify a buyer for the satellite division and/or related IP, and as a result determined that its satellite assets were no longer considered as held for sale as at 30 September 2024. At 30 September 2023, the carrying amount of assets classified as held for sale was $38.7 million, with liabilities directly associated with assets classified as held for sale of $5.9 million. The assets of the satellite division were fully impaired as at 30 September 2024, and liabilities derecognised.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2025

(ii) Assets and liabilities held for sale

The following major classes of assets and liabilities relating to these operations have been classified as held for sale in the consolidated statement of financial position as at 30 September:

	2025	2024	2023
	$'000	$'000	$'000
Property, plant and equipment	—	—	—
Investment property	—	—	—
Intangible assets	—	—	38,677
Trade and other receivables	—	—	—
Other financial assets	—	—	—
Assets held for sale	—	—	38,677

Deferred government grants	—	—	5,869
Employee benefits	—	—	—
Other financial liabilities	—	—	—
Liabilities held for sale	—	—	5,869

The impact on the statement of comprehensive income is as below:

	2025	2024	2023
	$'000	$'000	$'000
Other operating income	164	—	4,986
Administrative expenses	(77)	(1,056)	(13,806)
Impairment loss on asset held for sale and derecognition of liability held for sale	—	(32,972)	(17,601)
R&D tax credit	—	3,424	—
Profit/(Loss) from discontinued operations, net of tax	87	(30,604)	(26,421)

Arqit discontinued the satellite division in the prior year and as a result reclassified $17.601 million of impairment losses on intangible assets and $12.335 million of impairment loss on trade receivables and contract assets related to its satellite assets for the year ended September 30, 2023 from “impairment loss on intangible assets” and “impairment loss on trade receivables and contract assets” respectively to “profit/(loss) from discontinued operations, net of tax” for the year ended September 30, 2024.

The net cash flows associated with the discontinued operations are as follow:

	2025	2024	2023
	$'000	$'000	$'000
Net cash used in operating activities	(77)	(1,056)	4,986
Net cash used in investing activities	—	(2,659)	(12,438)
Net cash generated from financing activities	—	1,331	1,316
Net cash flows for the year	(77)	(2,383)	(6,136)

Net cash flow of the discontinued operations is indicative of the cash investment Arqit made in developing the quantum satellite.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2025

13.    Trade and other receivables

	2025	2024	2023
	$'000	$'000	$'000
Current assets
Trade debtors	657	471	1,273
Other debtors	1,532	4,009	164
Prepayments and accrued income	852	517	1,780
Total	3,041	4,997	3,217

The directors consider that the carrying amount of financial assets recorded at amortised cost in the financial statements approximate their fair value.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

	2025	2024	2023
	$'000	$'000	$'000
Non-current Assets
Other debtors	—	—	1,888
Total	—	—	1,888

Bad debt write-offs in the year were $nil (2024: $0.166 million; 2023: $1.600 million). The $1.600 million written off in the year ended 2023 relates to Virgin Orbit Inc. which filed for bankruptcy in the U.S. This was included within ‘Profit/(loss) from discontinued operation, net of tax’.

September 30, 2025 $0.016 million (2024: $0.425 million; 2023: $1.273 million) were past due of which $nil (2024: $nil; 2023: $nil) was impaired.

In 2023, non-current other debtors comprised the payment of a non-refundable deposit towards the cost of the first satellite launch service.

14.    Trade and other payables

	2025	2024	2023
	$'000	$'000	$'000
Current liabilities
Trade payables	47	9,009	11,788
Other tax and social security	3,167	439	1,471
Other creditors	774	593	733
Accruals	3,203	1,866	4,821
Deferred income	444	4	18
Total	7,635	11,911	18,831

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

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2025

Within other creditors, a total of $nil (2024: $0.500 million; 2023: $0.500 million) relates to interest owed on convertible loan notes which converted in September 2021.

	2025	2024	2023
	$'000	$'000	$'000
Non-current Liabilities
Trade payables	—	2,000	—
Deferred government grants	—	—	23
	—	2,000	23

15.    Cash generated from operations

	2025	2024	2023
	$'000	$'000	$'000
		As restated	As restated

Profit/(loss) on continuing operations before tax	(37,616)	(26,214)	(48,247)
Profit from discontinued operations before tax	87	(34,028)	(26,421)
Adjustments for:
Depreciation and impairment	417	3,157	2,543
Amortisation of intangible assets	343	375	91
Gain on disposal of fixed assets	—	(341)	(53)
Impairment loss on trade receivables and contract assets	—	166	12,335
Impairment loss on intangible assets	—	35,003	17,601
Gain on extinguishment of liability	(1,379)	—	—
Exceptional item	6,000	—	—
Change in fair value of warrants	261	(6)	(10,638)
Working capital changes:
Change in trade and other receivables	(715)	3,365	21,136
Change in trade and other payables	(6,007)	(4,945)	(7,982)
Share option (credit)/charge	5,676	(670)	18,252
Finance income	(1,232)	(930)	(41)
Interest payable	48	223	285
Tax received	5,607	—	—
Cash (used in)/generated from operations	(28,510)	(24,845)	(21,140)
Reconciliation of net cashflow to movements in net debt:
Opening net cash/(debt)	18,705	44,455	48,966
Movement in cash	18,264	(25,336)	(4,054)
Movement on foreign exchange	9	(414)	(457)
Movement in net cash/ (debt)	18,273	(25,750)	(4,511)
Closing net cash/(debt)	36,978	18,705	44,455
Composition of closing net cash/(debt)
Cash	36,978	18,705	44,455
Bank loans	—	—	—
Net cash/(debt)	36,978	18,705	44,455

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2025

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

For the year ended 30 September 2025

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

	Number of	Number of	Fair value of
	Private	Public	warrant
	warrants	warrants	liability
			$'000

Balance at 30 September 2022	6,266,667	6,772,237	10,644
Warrants exercised	—	—	—
Change in fair value	—	—	(10,638)
Balance at 30 September 2023	6,266,667	6,772,237	6
Warrants exercised	—	—	—
Change in fair value	—	—	(6)
Balance at 30 September 2024	6,266,667	6,772,237	—
Warrants issued	—	—	—
Warrants exercised	—	—	—
Change in fair value	—	—	261
Balance at 30 September 2025	6,266,667	6,772,237	261

Equity settled registered direct warrants

In February 2023, Arqit entered into a securities purchase agreement with investors pursuant to which it sold 10,000,000 ordinary shares, together with warrants to purchase 7,500,000 ordinary shares at a combined purchase price of $2.00 per share and accompanying warrant. Following the Reverse Share Split and taking into account warrant exercises, there are 317,408 February 2023 Investor Warrants outstanding that have an exercise price of $50.00 per share, which are currently exercisable and will expire on February 22, 2028. In addition, in connection with the February 2023 registered direct offering Arqit issued warrants to purchase 550,000 ordinary shares to H.C. Wainwright & Co., LLC or its designees. Following the Reverse Share Split, there are 22,001 February 2023 Placement Agent Warrants outstanding with an exercise price of $62.50 per share, which are currently exercisable and will expire on February 22, 2028.

In September 2023, Arqit entered into securities purchase agreements with investors pursuant to which it sold 20,755,677 ordinary shares, together with warrants to purchase 20,755,677 ordinary shares at a combined purchase price of $0.78 per share and accompanying warrant. Following the Reverse Share Split and taking into account warrant exercises, there are 317,408 September 2023 Investor Warrants outstanding that have an exercise price of $19.50 per share, which are currently exercisable and will expire on September 12, 2028. In addition, in connection with the September 2023 registered direct offering Arqit issued warrants to purchase 705,128 ordinary shares to H.C. Wainwright & Co., LLC or its designees. Following the Reverse Share Split, there are 28,207 September 2023 Placement Agent Warrants outstanding with an exercise price of $24.735 per share, which are currently exercisable and will expire on September 8, 2028. The September 2023 registered direct offering included the sale of 7,935,164 ordinary shares, together with September 2023 Investor Warrants to purchase 7,935,164 ordinary shares at a combined offering price of $0.78 per ordinary share and accompanying

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2025

warrant to existing shareholders Heritage Assets SCSP, Ropemaker Nominees Limited and Carlo Calabria. Arqit director Manfredi Lefebvre d’Ovidio has sole investment and voting power over the shares held by Heritage Assets SCSP, and Arqit director Stephen Chandler is on the investment committee of Notion Capital Managers LLP, which is the beneficial owner of the Company shares held by Ropemaker Nominees Limited, and Carlo Calabria is an Arqit director.

In September 2024, Arqit entered into a securities purchase agreement pursuant to which it sold 5,440,000 ordinary shares at an offering price of $2.50 per share. In a concurrent private placement, Arqit issued unregistered warrants to purchase up to 5,440,000 shares at an exercise price of $2.50 per share, 4,673,562 of which became exercisable on September 30, 2025 and remain outstanding, and 720,000 of which became exercisable on October 9, 2025 and remain outstanding (in each case, the “Exercise Date”). The warrants will be exercisable for a period of one year following the Exercise Date.  The Warrants will terminate at 5:00 p.m. (New York City time) on the last day of the exercise period. The investors in the September 2024 offering were existing shareholders Heritage Assets SCSP, Ropemaker Nominees Limited, Carlo Calabria and Garth Ritchie.  Arqit director Manfredi Lefebvre d’Ovidio has shared investment and voting power over the shares held by Heritage Assets SCSP, Arqit director Stephen Chandler is on the investment committee of Notion Capital Managers LLP, which is the beneficial owner of the Arqit shares held by Ropemaker Nominees Limited, and Carlo Calabria and Garth Ritchie are both Arqit directors. The shares issuable upon exercise of the September 2024 Investor Warrants, and the resale thereof, have been registered under a registration statement on Form F-3 (file no. 333-289939).

17.    Share-based compensation

The Group has incentive awards for employees, share options which ceased in 2021 and RSUs. The below table summaries share-based compensation expense for the years ended September 30, 2024, 2023 and 2022.

	Year ended	Year ended	Year ended
	30 September	30 September	30 September
	2025	2024	2023
	$'000	$'000	$'000
Share option (credit)/charge included in administrative expenses	(1,436)	(1,044)	(14)
RSU compensation for the year included in administrative expenses	7,040	1,645	18,266
	5,604	601	18,252

Share options

Share options are exercisable at the price agreed at the time of the issue of the share option. The vesting periods are consistent between employees. Options are typically forfeited if the employee leaves the Group before the options vest. Details of the share options granted during the period are as follows:

	2025		2024		2023
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	exercise
	Share options	Price ($)	Share options	Price (£)	Share options	Price (£)
Outstanding at beginning of period	125,035	0.0025	252,136	0.0025	320,193	0.0025
Granted during the period	—	—	—	—	—	—
Forfeited/lapsed during the period	(165)	0.0025	(19,416)	0.0025	(566)	0.0025
Exercised during the period	(61,945)	—	(107,685)	—	(67,491)	—
Outstanding at end of period	62,925	0.0025	125,035	0.0025	252,136	0.0025
Exercisable at end of period	45,095		92,205		67,971

The options outstanding at September 30, 2025 had a weighted average exercise price of $0.0025 (£0.0025) pence, and a weighted average remaining contractual life of 2 year. Prior to the completion of the business combination (2021), Arqit Limited granted options

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2025

over Arqit Limited ordinary shares to its employees, consultants and advisors. The holders of each of these options agreed to exchange these options for equivalent options to acquire ordinary shares at a conversion rate of 46.06. Therefore, the share price and exercise price have been stated in pound sterling for 30 September 2021 due to this being the currency which the instrument originated from, this has been restated to dollars and the value is reflected as at September 30, 2025.

RSUs

In October 2021, the compensation committee of the board of directors approved the grant of RSUs to employees. Compensation expense for RSUs is determined based upon the market price of the shares underlying the awards on the date of grant and expensed over the vesting period, which is generally a one to five-year service period.

	2025			2024			2022
		Weighted	Weighted		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average		Average	Average
		grant date fair	remaining term		grant date fair	remaining term		grant date fair	remaining term
	Number	value per share	to vest/distribute	Number	value per share	to vest/distribute	Number	value per share	to vest/distribute
	of awards	Price ($)	(yrs)	of awards	Price ($)	(yrs)	of awards	Price ($)	(yrs)
Outstanding at beginning of period	225,927	—		156,746	—		107,709	—
Granted during the period	728,014	10.46		180,106	13.41		124,096	77.17
Forfeited/lapsed during the period	(55,610)	20.16		(41,062)	312.79		(12,376)	126.33
Vested during the period	(219,809)	58.44		(69,863)	156.98		(62,683)	306
Outstanding at end of period	678,522	12.52	2.22	225,927	66.70	1.93	156,746	229.66	1.4742

18.    Staff costs

	2025	2024	2023
	$'000	$'000	$'000
The aggregate remuneration comprised:
Wages and salaries	12,778	15,108	20,166
Social security costs	1,889	1,941	3,117
Pension costs	1,455	1,666	2,312
Share based compensation	5,604	601	18,252
	21,726	19,316	43,847

A total of $0.502 million (2024: $0.511 million; 2023: $1.956 million) relating to staff costs was capitalised in relation to development costs within intangibles within the year.

Total remuneration for key management personnel for 2025 was $3.032 million (2024 - $2.789 million; 2023 - $3.056 million). Total pension contributions of key management personnel totaled $0.129 million (2024 - $0.108 million; 2023 - $0.112 million) and is included within the total remuneration for key management personnel.  Nil (2024: nil; 2023: nil) share options were granted to key management personnel in the year. A total of 247,687 RSUs were granted to key management personnel for 2025 (2024 – 29,721; 2023 – 22,087). 2023 and 2022 RSUs have been restated for the reverse stock split effected in September 2024.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2025

During the year remuneration payable to directors was as follows:

	2025	2024	2023
	$'000	$'000	$'000
Directors’ remuneration	291	1,221	1,395

The highest paid Directors remuneration totaled $291,546 (2024: $554,960; 2023: $595,683).

19.    Deferred Tax

	2025	2024	2023
	$'000	$'000	$'000
At the beginning of the period	—	—	—
Movement in the year recognised in profit or loss	—	—	—
Foreign exchange on translation	—	—	—
At the end of the year	—	—	—
The deferred tax liability/(asset) is made up as follows:
Intangible asset and other timing differences	5	—	3,335
Unrelieved tax losses	(5)	—	(3,335)
	—	—	—

In total there are $210.433 million (2024: $67.064 million, 2023: $95.281 million) of tax losses and temporary differences on which deferred tax assets have not been recognised. This is comprised of $200.788 million (2024: $163.041 million’ 2023: $90.234 million) in respect of unrelieved tax losses carried forward, $8.468 million (2024: $3.0440 million, 2023: $5.047 million) in respect of share scheme differences, $0.595 million (2024: $0.228 million, 2023: $nil) with respect of short-term timing differences and $0.582 million (2024: $0.354 million, 2023: $nil) regarding an RDEC step 2 credit. These deferred tax assets have not been recognised as the Group is uncertain on when there will be sufficient future taxable profits against which to utilise the assets.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2025

20. Leases

Leases as lessee

The Group leases several assets including an office building and IT equipment. The average lease term for buildings is 5 years and for IT equipment is 3 years. Information about leases for which the Group is a lessee is presented below.

The Group leases a building and IT equipment which is a short term and/or leases of low-value items. The Group has elected not to recognise right-of-use assets and lease liabilities for these leases. The Group’s commitment for short-term leases at September 30, 2025 is not material.

Right-of-use assets

	Land &	IT
	buildings	equipment	Total
	$'000	$'000	$'000
Cost
At 1 October 2022	6,276	704	6,980
Additions	1,100	—	1,100
Foreign exchange on translation	635	—	635
At 30 September 2023	8,011	704	8,715
At 1 October 2023	8,011	704	8,715
Modifications	—	(82)	(82)
Disposals	(7,580)	(365)	(7,945)
Foreign exchange on translation	669	—	669
At 30 September 2024	1,100	257	1,357
At 1 October 2024	1,100	257	1,357
Additions	—	—	—
Modifications	—	21	21
Disposals	—	(206)	(206)
Foreign exchange on translation	—	7	7
At 30 September 2025	1,100	79	1,179
Depreciation
At 1 October 2022	(761)	(80)	(841)
Charge	(1,395)	(247)	(1,642)
Foreign exchange on translation	(77)	(14)	(91)
At 30 September 2023	(2,233)	(341)	(2,574)
At 1 October 2023	(2,233)	(341)	(2,574)
Charge	(1,230)	(201)	(1,431)
Disposals	3,382	354	3,736
Foreign exchange on translation	(273)	(4)	(277)
At 30 September 2024	(354)	(192)	(546)
At 1 October 2024	(354)	(192)	(546)
Charge	(203)	(38)	(241)
Disposals		206	206
Foreign exchange on translation	(1)	(2)	(3)
At 30 September 2025	(558)	(26)	(584)
Net Book Value
At 30 September 2025	542	53	595
At 30 September 2024	746	65	811
At 30 September 2023	5,778	363	6,141

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2025

Lease liability

	2025	2024	2023
	$'000	$'000	$'000
Current liabilities
Lease liabilities	265	286	2,118

Non-current liabilities
Lease liabilities	454	704	6,284
	719	990	8,402

Amounts recognised in profit or loss

	2025	2024	2023
	$'000	$'000	$'000

Depreciation expense on right of use assets	241	1,432	1,642
Interest on lease liabilities	48	223	284
Expense relating to short-term leases	—	74	3

Total	289	1,729	1,929

Amounts recognised in statement of cash flows

	2025	2024	2023
	$'000	$'000	$'000

Total cash outflow for leases	(298)	(3,219)	(1,599)

Total	(298)	(3,219)	(1,599)

21. Prior period error

During the year ended September, 30 2025, an error was identified in the application of IFRS 2 Share-based Payment relating to the recognition and measurement of the share-based payment expense for Restricted Stock Units (RSUs). This resulted in an understatement of share based payment expense in profit or loss and an understatement of equity in prior periods. In accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, the error has been corrected retrospectively. The correction is an accounting restatement and non-cash in nature, accordingly, there is no impact on the company’s cash position arising from this correction. The error has been corrected retrospectively. The comparative figures for the year ending September 30, 2025, have been restated as follows:

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2025

Impact on consolidated statement of comprehensive income

	Year ended		Year ended	Year ended		Year ended
	30 September		30 September	30 September		30 September
	2024		2024	2023		2023
	$'000		$'000	$'000		$'000
	As previously disclosed:	Adjustment	As restated	As previously disclosed:	Adjustment	As restated

Administrative expenses	(23,177)	(2,237)	(25,414)	(55,201)	(4,134)	(59,335)

Profit/(loss) before tax	(23,977)	(2,237)	(26,214)	(44,113)	(4,134)	(48,247)

Profit/(loss) for the financial year attributable to equity holders	(54,581)	(2,237)	(56,818)	(70,393)	(4,134)	(74,527)

Impact on consolidated statement of financial position

	Year ended		Year ended	Year ended		Year ended
	30 September		30 September	30 September		30 September
	2024		2024	2023		2023
	$'000		$'000	$'000		$'000
	As previously disclosed:	Adjustment	As restated	As previously disclosed:	Adjustment	As restated

Share premium	150,084	1,279	151,363	137,021	691	137,712
Share-based payment reserve	36,457	5,092	41,549	38,554	3,443	41,999
Retained earnings	(332,114)	(6,371)	(338,485)	(277,533)	(4,134)	(281,667)
		—			—

There was no impact on the statement of cash flows.

The adjustments to Administration expenses of $2.237 million and $4.134 million for year ended September 30, 2024, and September 30, 2023 respectively, were a result of an understatement of share-based payments expense and share based payment reserve.

The adjustments to share premium of $1.279 million and $0.691m for year ended September 30, 2024 and September 30, 2023 respectively, were as a result of an understatement of share-premium and overstatement of share-based payment reserve.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2025

22.    Share capital

As of September 30, 2025, the total number of ordinary shares of the Company outstanding is 15,291,767 with a par value of $0.0025.

	Number of ordinary	Share capital
	shares	$
September 30, 2022 – par value $0.0025	4,877,046	12,192
Warrants exercised	—	—
Shares issued	1,665,124	4,163
September 30, 2023 – par value $0.0025	6,542,170	16,355

Warrants exercised	—	—
Shares issued	5,003,184	12,508
September 30, 2024 – par value $0.0025	11,545,354	28,863

Warrants exercised	512,820	1,282
Shares issued	3,233,593	8,084
September 30, 2025 – par value $0.0025	15,291,767	38,229

23.    Retained earnings

	2025	2024	2023
	$'000	$'000	$'000
At 1 October	(338,485)	(281,667)	(207,140)
Profit/(Loss) for the year (as restated)	(35,343)	(56,818)	(74,527)
At 30 September	(373,828)	(338,485)	(281,667)

24.    Reserves

Share premium

Includes the difference in price between the par value of shares, and the total price the Group received for those shares, net of expenses.

Foreign currency translation reserve

Includes other comprehensive income relating to the translation of subsidiaries into the functional currency of the group.

Share based payment reserve

Cumulative charges in respect of share options and restricted stock units issued.

Retained earnings

Includes cumulative profit and loss and all other net gains and losses and transactions with owners (e.g. dividends) not recognised elsewhere.

Other reserves

Other reserve includes the IFRS 2 deemed acquisition cost and other reserves assumed as part of the reverse acquisition.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2025

25. Provisions

	Year ended	Year ended	Year ended
	30 September	30 September	30 September
	2025	2024	2023
	$'000	$'000	$'000

Provisions	7,000	-	-

The provision relates to a legal settlement pertaining to the putative class action lawsuit filed against Arqit and certain of Arqit's directors in the United States District Court for the Eastern District of New York. On October 20, 2025, a term sheet was executed that would settle the Federal Action, pending documentation and settlement and approval by the Court.

26.    Financial instruments and fair value disclosures

Capital management

The Group’s policy is to maintain a strong balance sheet for the business and to have an appropriate funding structure. Shareholders’ equity and long-term debt are used to finance assets under construction. The Group is not subject to any externally imposed capital requirements.

Financial assets and financial liabilities

Categories of financial assets and financial liabilities are as follows:

Financial assets at amortised cost

	Carrying value	Fair value
$'000	30 September 2025	30 September 2025
Cash and cash equivalents	36,978	36,978
Trade and other receivables	657	657
	37,635	37,635

	Carrying value	Fair value
$'000	30 September 2024	30 September 2024
Cash and cash equivalents	18,705	18,705
Trade and other receivables	471	471
	19,176	19,176

	Carrying value	Fair value
$'000	30 September 2023	30 September 2023
Cash and cash equivalents	44,455	44,455
Trade and other receivables	1,273	1,273
	45,728	45,728

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2025

The Directors consider the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the consolidated financial statements to approximate their fair value.

Financial liabilities at amortised cost

	Carrying value	Fair value
$'000	30 September 2025	30 September 2025
Trade and other payables	7,635	7,635
Lease liabilities	720	720
	8,355	8,355

	Carrying value	Fair value
$'000	30 September 2024	30 September 2024
Trade and other payables	11,911	11,911
Lease liabilities	990	990
	12,901	12,901

	Carrying value	Fair value
$'000	30 September 2023	30 September 2023
Trade and other payables	18,831	18,831
Lease liabilities	8,402	8,402
	27,233	27,233

The Directors consider the carrying amounts of financial assets and financial liabilities recorded at amortised costs in the financial statements to approximate their fair value.

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2025

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

		Fair value	Fair value
	Carrying value	Level 2	Level 3
	30 September	30 September	30 September
$'000	2025	2025	2025
Warrant liability	261	261	—
	261	261	—

		Fair value	Fair value
	Carrying value	Level 2	Level 3
	30 September	30 September	30 September
$'000	2024	2024	2024
Warrant liability	—	—	—
	—	—	—

		Fair value	Fair value
	Carrying value	Level 2	Level 3
	30 September	30 September	30 September
$'000	2023	2023	2023
Warrant liability	6	3	3
	6	3	3

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

For the year ended 30 September 2025

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

Year ended 30 September 2025	£'000
Parent	—
UK subsidiary	121,527
Total	121,527

If the $/£ rates moved by +/- 5% then the effect on net assets would be as follows:

Year ended 30 September 2025	$'000
Reasonable shift	5.00%
Total effect on Loss of +ve movements	7,775
Total effect on Loss of -ve movements	(7,775)

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

The maturity profile of the anticipated future cash flows including interest, using the latest applicable relevant rate, based on the earliest date on which the Group can be required to pay financial liabilities on an undiscounted basis, is as follows:

	Trade and	Deferred
2025	other	government		Lease
$'000	payables	grants	Provisions	Liabilities	Total
On demand	—	—		—	—
Within one year	7,635	—	7,000	265	14,900
More than one year but less than two years	—	—	—	270	270
More than two year but less than five years	—	—	—	184	184
More than five years	—	—	—	—	—
	7,635	—	7,000	719	15,354

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2025

	Trade and	Deferred	Lease
2024	other	government	Liabilities
$'000	payables	grants		Total
On demand	—	—	—	—
Within one year	11,911	—	286	12,197
More than one year but less than two years	—	—	257	257
More than two year but less than five years	2,000	—	447	2,447
More than five years	—	—	—	—
	13,911	—	990	14,901

	Trade and	Deferred
2023	other	government	Lease
$'000	payables	grants	Liabilities	Total
On demand	—	—	—	—
Within one year	18,831	—	2,118	20,949
More than one year but less than two years	—	—	2,307	2,307
More than two year but less than five years	—	24	3,977	4,001
More than five years	—	—	—	—
	18,831	24	8,402	27,257

27.    Contingent Liabilities

Arqit is not aware of any contingent liabilities for the year ended September 30, 2025.

28.    Subsidiaries

Details of the company’s subsidiaries at September, 30 2025 are as follows:

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

30.    Post balance sheet events

There were no material events subsequent to 30 September 2025 and up until the authorisation of the financial statements for issue.

31.    Related party transactions

On September 27, 2024, the Company entered into a registered direct offering in which it sold 5,440,000 ordinary shares at an offering price of $2.50 per share. In a concurrent private placement, Arqit issued unregistered warrants to purchase up to 5,440,000 shares at an exercise price of $2.50 per share, 4,673,562 of which became exercisable on September 30, 2025 and remain outstanding, and 720,000 of which became exercisable on October 9, 2025 and remain outstanding (in each case, the “Exercise Date”). The warrants will be exercisable for a period of one year following the Exercise Date.  The Warrants will terminate at 5:00 p.m. (New York City time) on the last day of the exercise period. The investors in the September 2024 offering were existing shareholders Heritage Assets SCSP,

Arqit Quantum Inc.

Notes to the Financial Statements (Continued)

For the year ended 30 September 2025

Ropemaker Nominees Limited, Carlo Calabria and Garth Ritchie. Arqit director Manfredi Lefebvre d’Ovidio has shared investment and voting power over the shares held by Heritage Assets SCSP, Arqit director Stephen Chandler is on the investment committee of Notion Capital Managers LLP, which is the beneficial owner of the Arqit shares held by Ropemaker Nominees Limited, and Carlo Calabria and Garth Ritchie are both Arqit directors. The shares issuable upon exercise of the September 2024 Investor Warrants, and the resale thereof, have been registered under a registration statement on Form F-3 (file no. 333-289939).

In the year ended September 30, 2025, Arqit Limited paid $547,200 (2024: $295,930, 2023: $nil) to Notion Capital for professional services provided by Arqit CEO Andrew Leaver and Rob Soffel. Andrew Leaver is an Operating Partner at Notion Capital Managers LLP (“Notion”), which is the beneficial owner of the Arqit shares held by Ropemaker Nominees Limited.  Mr. Leaver was engaged as a secondee to Arqit from Notion through an agreement between Arqit and Notion Platform Ltd., an affiliate of Notion, pursuant to which Notion invoices a day rate for Mr. Leaver’s cash compensation. Mr. Leaver has also been granted Arqit restricted share units and options. He acts at the direction of Arqit’s board of directors, independently from Notion. Effective October 01, 2025, Mr Leaver entered a permanent employment contract with Arqit Limited.

In the year ended September 30, 2025, Arqit Inc. paid $nil (2024: $nil, 2023: $100,000) for the director services of Lt General VL Jamieson who was a director of AQI during the year ended September 30, 2023. All transactions were on an arm’s length basis.

In the year ended September 30, 2025, Arqit Inc. paid $nil (2024: $nil, 2023: $100,000) for the director services of General S Wilson who was a director of AQI during the year ended September 30, 2023. All transactions were on an arm’s length basis.

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

There were no further related party transactions.